Exhibit 99.44

No securities regulatory authority has expressed an opinion about these securities, and it is an offence to claim otherwise.

BITZERO HOLDINGS INC.

CSE FORM 2A

LISTING STATEMENT

In connection with the listing of Bitzero Holdings Inc., the entity resulting from the reverse takeover of WBM Capital Corp.

Dated as of November 19, 2025

NOTICE TO READER

This Listing Statement is intended to provide full, true and plain disclosure about Bitzero (as defined herein), WBM (as defined herein), and the Resulting Issuer (as defined herein). It is not, and is not to be construed as, a prospectus. It has not been reviewed by a securities regulatory authority and no securities are being sold or qualified for distribution by the filing of this Listing Statement.

Bitzero and the Resulting Issuer’s primary business is Bitcoin mining, data center development and providing hosting services. The business and the Transaction (as defined herein) have inherent risks and uncertainties including technology risks, the inability to meet regulatory requirements, the volatility in cryptocurrency markets, and cybersecurity risks. An investment in Bitzero and the Resulting Issuer’s securities should be considered highly speculative due to the nature of its present stage of development and such an investment should only be made by knowledgeable and sophisticated investors who are willing to risk and can afford the loss of their entire investment and who are able to understand the unique nature and risks associated with the Resulting Issuer’s proposed business. Potential investors should consult with their professional advisors to assess an investment in Bitzero or the Resulting Issuer. In evaluating Bitzero, the Resulting Issuer and its business, investors should carefully consider, in addition to other information contained in this Listing Statement, the risk factors disclosed herein. These risk factors are not a definitive list of all risk factors associated with an investment in Bitzero or the Resulting Issuer.

1.	GLOSSARY OF TERMS		4
2.	SUMMARY		17
3.	CORPORATE STRUCTURE		22
	3.1.	Corporate Name and Head and Registered Office	22
	3.2.	Incorporation	22
		(i) Barbadian Subsidiary	24
		(ii) ND I, LLC	24
		(iii) ND II, LLC	24
		(iv) Exanorth	24
		(v) Zetanorth	25
		(vi) Bitzero Finland Oy	25
4.	GENERAL DEVELOPMENT OF THE BUSINESS		25
	4.1.	General Development	25
		(i) WBM	25
		(ii) Bitzero & Subsidiaries	27
	4.2.	The Transaction	44
	4.3.	Shareholder Rights Plan	46
5.	NARRATIVE DESCRIPTION OF THE BUSINESS		50
	5.1.	Overview: Bitzero & Principal Markets	50
	5.2.	Products and Services	51
		(i) Bitzero’s Current Data Centers & Properties	51
		(ii) Bitcoin Mining Operations	53
		(iii) Hosting Partnerships	55
		(iv) New Data Centers	56
	5.3.	Employees	56
	5.4.	Specialized Skill and Knowledge	56
	5.5.	Competitive Conditions	57
	5.6.	Intellectual Property	60
	5.7.	Custody of Crypto Assets	60
	5.8.	ESG Policies	61
	5.9	Total Funds Available and Principal Purposes	61
	5.10	Stated Business Objectives and Milestones	64
6.	SELECTED CONSOLIDATED FINANCIAL INFORMATION		66
	6.1	WBM	66
	6.2	Bitzero	66

7.	MANAGEMENT'S DISCUSSION AND ANALYSIS	67
8.	MARKET FOR SECURITIES	67
9.	CONSOLIDATED CAPITALIZATION	67
10.	OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES	70
11.	DESCRIPTION OF THE SECURITIES	77
12.	PRINCIPAL SECURITYHOLDERS	86
13.	DIRECTORS AND OFFICERS	87
14.	EXECUTIVE COMPENSATION	92
15.	ESCROW SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	97
16.	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	98
17.	RISK FACTORS	98
18.	PROMOTERS	108
19.	LEGAL PROCEEDINGS	108
20.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	109
21.	AUDITORS, TRANSFER AGENTS AND REGISTRARS	109
22.	MATERIAL CONTRACTS	109
23.	INTEREST OF EXPERTS	110
24.	OTHER MATERIAL FACTS	110
25.	FINANCIAL STATEMENTS	110
26.	CERTIFICATE OF THE RESULTING ISSUER	112
27.	CERTIFICATE OF THE PROMOTER	113
SCHEDULE “A” - FINANCIAL STATEMENTS OF WBM		114
SCHEDULE “B” - FINANCIAL STATEMENTS OF BITZERO		213
SCHEDULE “C” - PRO FORMA FINANCIAL STATEMENTS		293
SCHEDULE “D” MD&A OF WBM		307
SHCEDULE “E” MD&A OF BITZERO		343
SCHEDULE “F” - OMNIBUS INCENTIVE PLAN		415
SCHEDULE 'G' - AUDIT COMMITTEE CHARTER		457
SCHEDULE “H” - SHAREHOLDER RIGHTS PLAN		466

1.   GLOSSARY OF TERMS

The following is a glossary of certain general terms used in this Listing Statement including the summary hereof. Terms and abbreviations used in the financial statements included in or appended to this Listing Statement are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

“Aadnevik Consulting Agreement” has the meaning ascribed it under Section 4 – General Development of the Business;

“Aadnevik Invest” means Aadnevik Invest AS, organization number 921 091 834, being a company incorporated under the laws of Norway and wholly-owned by Frank Aadnevik;

“Active Capacity” means useable or immediately available capacity of a system, measured in MW;

“Affiliate” has the meaning ascribed to it in the BCBCA;

“Arcane Servers” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Arcane” means Arcane Green Data Services AS, org. nr. 925401749, a company incorporated under the laws of Norway;

“ASIC” application-specific integrated circuits;

“Associate” has the meaning ascribed to it in the BCBCA;

“Barbadian Subsidiary” means “Bitzero Inc.” a wholly-owned subsidiary of Bitzero incorporated under the laws of Barbados;

“Barbadian-Exanorth Data Services Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“BCBCA” means the Business Corporations Act (British Columbia);

“Bitcoin” is a cryptocurrency that operates on a decentralized ledger system called a Blockchain;

“Bitzero 2024 Financing” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Bitzero 2025 Financing” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Bitzero Board” means the board of directors of Bitzero;

“Bitzero Convertible Note Financing” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Bitzero Convertible Note” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Bitzero Finland” means Bitzero Finland Oy, a wholly-owned subsidiary of Bitzero incorporated under the laws of Finland;

“Bitzero Non-Voting Shares” means non-voting shares in the capital of Bitzero;

“Bitzero Options” means options to purchase Bitzero Shares;

“Bitzero Shares” means the common shares in the capital of Bitzero;

“Bitzero” means Bitzero Blockchain Inc.;

“Block Reward” is the total amount of Bitcoins awarded to the miner or pool that found a given Bitcoin block, and consists of a combination of Block Subsidy and Transaction Fees;

“Block Subsidy” is the amount of newly minted Bitcoins in each block as fixed by the Bitcoin protocol;

“Blockchain” means a decentralized digital ledger that enables secure, transparent, and immutable transactions;

“Business Day” means a day, other than a Saturday or Sunday, on which Canadian chartered banks are open for the transaction of business in Toronto, Ontario and Vancouver, British Columbia;

“C&W Agency Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Cashless Exercise” has the meaning ascribed to it under Section 10 – Options and Other Rights to Purchase Securities;

“Cavalier County Job Development Authority” means the economic development agency for Cavalier County in North Dakota;

“Chamandy Litigation” has the meaning ascribed to it under Section 19 – Legal Proceedings;

“Chamandy Loan” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Chamandy” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Closing” means the closing of the Transaction on the Effective Date;

“Commencement Date” has the meaning ascribed to it under Section 10 – Options and Other Rights to Purchase Securities;

“Effective Date” means the closing date of the Transaction;

“Effective Time” means the time on the Effective Date that the Transaction becomes effective;

“Energy Provider Power Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Energy Provider” means a company providing energy solutions in the Nordics;

“Escrowed Securities” has the meaning ascribed to it under Section 15 – Escrow Securities and Securities Subject to Contractual Restrictions on Transfer;

“Escrowed Securityholders” means certain securityholders of the Resulting Issuer subject to the Security Escrow Agreement;

“ESG” means environmental, social and governance;

“Exakraft” means Exakraft AS, a Norwegian private limited company;

“Exanorth Master Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Exanorth Option” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Exanorth Shares” means common shares in the capital of Exanorth;

“Exanorth SPA” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Exanorth” means Exanorth AS, a Norwegian private limited company, being a wholly-owned subsidiary of Bitzero;

“Exanorth-Arcane Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Exanorth-Arcane Settlement Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Exchange” means the Canadian Securities Exchange;

“FAR” has the meaning ascribed to it under Section 4 – General Development of the Business;

“FAR Conditions” has the meaning ascribed to it under Section 4 – General Development of the Business;

“FAR Convertible Note” has the meaning ascribed to it under Section 4 – General Development of the Business;

“FAR Transformer Sales Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“FinCo Shares” means common shares in the capital of WBM FinCo;

“Finland Option Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Finland Preliminary Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Finland Purchase Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Finland Real Estate I” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Finland Real Estate II” means the 95,000 square meters of land in Kokemäki, Finland;

“Finland Real Estate III” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Finder Shares” has the meaning ascribed to it under Section 4 – General Development of the Business;

“First Norway Property Declaration of Transport” has the meaning ascribed to it under Section 4 – General Development of the Business;

“First Norway Property” means the 43,000 square meters of land on Kjelmo Statskog in Namsskogan, Norway that is owned by Exanorth;

“Flexibility Provider” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Flexibility Services Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Floor” has the meaning ascribed to it under Section 4 – General Development of the Business;

“FOFI” has the meaning ascribed to it under “Future-Oriented Information and Financial Outlook Information”;

“Forward-looking information” has the meaning ascribed to it under the subheading titled “Cautionary Note Regarding Forward-Looking Information”;

“G75 Management Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Gaudenzi Employment Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Hashrate” refers to the measure of the overall computing power that miners use to produce new digital coins on a cryptocurrency network;

“HPC” means high-performance computing, a technology that uses clusters of powerful processes that work in parallel to process multidimensional data sets and solve complex problems at high speeds;

“Inactive Capacity” means the portion of MW that are available but is not currently being utilized or is unavailable for use;

“Incumbent Board” has the meaning ascribed to it under Section 10 – Options and Other Rights to Purchase Securities;

“IT” means information technology;

“JGB First Draw Conversion Amount” has the meaning ascribed to it under Section 4 – General Development of the Business;

“JGB First Draw” has the meaning ascribed to it under Section 4 – General Development of the Business;

“JGB First Ratchet Issuance” has the meaning ascribed to it under Section 4 – General Development of the Business;

“JGB First Warrants” has the meaning ascribed to it under Section 4 – General Development of the Business;

“JGB Loan Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“JGB Second Draw Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“JGB Second Draw” has the meaning ascribed to it under Section 4 – General Development of the Business;

“JGB Second Ratchet Issuance” has the meaning ascribed to it under Section 4 – General Development of the Business;

“JGB Second Warrants” has the meaning ascribed to it under Section 4 – General Development of the Business;

“JGB Warrants” means the JGB First Warrants and the JGB Second Warrants;

“K&P Services Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“K33 Markets TCA” has the meaning ascribed to it under Section 4 – General Development of the Business;

“K33 Markets” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Key Bitzero Shareholders” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Kilmacloud SPA” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Klimacloud” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Letter Agreement” has the meaning ascribed to it in Section 4.2 – The Transaction;

“Listing Date” means the first date upon which any security of the Resulting Issuer is listed by the Exchange;

“Listing Statement” means this Listing Statement dated November 19, 2025, together with the schedules hereto;

“Luxor Mining Pool” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Luxor Services Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Luxor Software” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Luxor” means Luxor Technology Corporation, a company incorporated under the laws of the State of Delaware;

“Market Price” has the meaning ascribed to it under Section 10 – Options and Other Rights to Purchase Securities;

“Mining Pool” means a joint group of cryptocurrency miners who combine their computational resources over a network. Individually, participants in a mining pool contribute their processing power toward the effort of finding a block. This does not include Hashrate based exchanges or Hashrate contracts;

“MW” means a megawatt;

“Name Change” the change of WBM’s name to “Bitzero Holdings Inc.”;

“ND I, Limited Option Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“ND I, LLC” means Bitzero ND I, LLC corporation formed under the laws of North Dakota, USA, being a wholly-owned subsidiary of Bitzero;

“ND II, LLC” means Bitzero ND II, LLC, a corporation formed under the laws of North Dakota, USA, being a wholly-owned subsidiary of Bitzero;

“Nekoma Pyramid” means the Stanley R. Mickelson Safeguard Complex, renamed the Nekoma Pyramid, a non-operational data center located on the North Dakota Property;

“NEOs” has the meaning ascribed to it under Section 14 – Executive Compensation;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NI 62-104” means National Instrument 62-104 – Take Over Bids and Issuer Bids;

“NO4” means a northern Norway bidding area;

“NOK” means the Norwegian Krone;

“North Dakota Property Ancillaries” has the meaning ascribed to it under Section 4 – General Development of the Business;

“North Dakota Property Purchase Agreement” has the meaning ascribed to it under Section 5 – Narrative Description of the Business;

“North Dakota Property” means, the piece of land located on 81st Street, Nekoma, County of Cavalier, and State of North Dakota;

“Norway Data Center” means the data center located on the First Norway Property;

“OBCA” means the Business Corporations Act (Ontario);

“OKAG Investment” has the meaning ascribed to it under Section 4 – General Development of the Business;

“OKAG Investor Rights Agreement” has the meaning ascribed it under Section 4 – General Development of the Business;

“OKAG Letter Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“OKAG Pre-Emptive Rights Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“OKAG Voting Agreement” has the meaning ascribed it under Section 4 – General Development of the Business;

“OKAG” means Omar Kassem Alesayi Holding Group;

“Omnibus Incentive Plan” has the meaning ascribed to it under Section 10 – Options and Other Rights to Purchase Securities;

“Original Exanorth Hosting Agreements” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Person” means any individual, corporation, company, partnership, unincorporated association, trust, joint venture, governmental body or any other legal entity whatsoever;

“Phoenix Asset Purchase Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Phoenix Commitment Letter” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Phoenix” means Phoenix World Electronics LLC;

“PSU Service Year” has the meaning ascribed to it under Section 10 – Options and Other Rights to Purchase Securities;

“Resulting Issuer Board Nominees” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Resulting Issuer Board” means the board of directors of the Resulting Issuer;

“Resulting Issuer Convertible Securities” has the meaning ascribed to it under Section 11 – Description of the Securities;

“Resulting Issuer DSUs” has the meaning ascribed to it under Section 10 – Options and Other Rights to Purchase Securities;

“Resulting Issuer Escrow Agent” means Odyssey Trust Company;

“Resulting Issuer Non-Voting Share Conversion Notice” has the meaning ascribed to it under Section 11 – Description of the Securities;

“Resulting Issuer Non-Voting Share Ownership Limitation” has the meaning ascribed to it under Section 11 – Description of the Securities;

“Resulting Issuer Non-Voting Shares Conversion Rights” has the meaning ascribed to it under Section 11 – Description of the Securities;

“Resulting Issuer Non-Voting Shares” means the non-voting convertible securities in the capital of the Resulting Issuer;

“Resulting Issuer Options” has the meaning ascribed to it under Section 10 – Options and Other Rights to Purchase Securities;

“Resulting Issuer PSUs” has the meaning ascribed to it under Section 10 – Options and Other Rights to Purchase Securities;

“Resulting Issuer Recapitalization” has the meaning ascribed to it under Section 11 – Description of the Securities;

“Resulting Issuer RSUs” has the meaning ascribed to it under Section 10 – Options and Other Rights to Purchase Securities;

“Resulting Issuer Shareholders” means holders of Resulting Issuer Shares;

“Resulting Issuer Shares” means collectively, Resulting Issuer Voting Shares and Resulting Issuer Non-Voting Shares;

“Resulting Issuer Voting Share” means a common share in the capital of the Resulting Issuer;

“Resulting Issuer” means WBM, following the completion of the Transaction and in the case of references to matters undertaken by a predecessor in interest to the Resulting Issuer or its subsidiaries, includes each of the predecessors in interest, unless the context otherwise requires after giving effect to the Transaction;

“Rights Plan” means the shareholder rights plan that was adopted on November 19, 2025, a fully copy of which is attached as Schedule “H” hereto;

“RSU Service Year” has the meaning ascribed to it under Section 10 – Options and Other Rights to Purchase Securities;

“RSU” means a restricted stock unit;

“Second Exanorth Option” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Second Norway Property LTA” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Second Norway Property Option and Lease Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Second Norway Property” means the 10-acre property in Røyrvik that Exanorth has leased;

“Security Escrow Agreement” means the security escrow agreement among the Resulting Issuer Escrow Agent, the Resulting Issuer, and the Escrowed Shareholders;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval +;

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator;

“Sowrer Equipment Lease” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Sowrer Hosting and Maintenance Services Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Sowrer Leased Area” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Sowrer LTGA” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Sowrer Option Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Sowrer” means Sowrer AS, a Norwegian private company;

“Sowrer-Exanorth Lease Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Sowrer-Exanorth Power Agreement” has the meaning ascribed to it under Section 4 – General Development of the Business;

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by JGB Collateral LLC, as administrative agent and collateral agent for the lenders under the JGB Loan Agreement, in its reasonable discretion;

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR;

“Term SOFR” means the Term SOFR Reference Rate for a tenor comparable to the applicable interest period on the day (such day, the “Periodic Term SOFR Determination Day”) that is twelve (12) U.S. Government Securities Business Days prior to the first day of such interest period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a date to be chosen by JGB Collateral LLC (subject to certain conditions), with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding Business Day is not more than ten (10) Business Days prior to such Periodic Term SOFR Determination Day;

“Total Capacity” means the total amount of capacity available at a property or data center, as applicable, adding the Active Capacity and Inactive Capacity;

“Total Miner Reward” means the Block Reward and Transaction Fees combined;

“Transaction Fees” these are the fees paid by users of the Bitcoin network to have their transactions included in the current block. These fees are aggregated per block and typically paid out to the miner who solved the block by being combined with the Block Subsidy into one transaction output;

“Transaction” has the meaning ascribed to it under Section 2 – Summary;

“TSXV” means the TSX Venture Exchange;

“USA” means the United States of America;

“VAT” means value added tax;

“Wallet” has the meaning ascribed to it under Section 5.7 – Custody of Crypto Assets;

“WBM Adjusted Common Shares” means the common shares in the capital of WBM following the WBM Adjustment;

“WBM Adjustment” means the share split of the WBM Common Shares on a basis of 250,000 post-WBM Common Shares for every one (1) pre-WBM Common Share such that the number of post-WBM Common Shares is 250,000;

“WBM Board” means the board of directors of WBM prior to the Transaction;

“WBM Common Shares” means the common shares in the capital of WBM prior to the WBM Adjustment;

“WBM FinCo Debt Settlement” means WBM will settle certain debt owing to it via issuing WBM FinCo Shares to settle aggregate indebtedness of C$205,647.70 at a price of C$0.05 per WBM FinCo Share which shall result in the issuance of 4,112,954 WBM FinCo Shares;

“WBM FinCo” means 1001344965 Ontario Inc., incorporated under the OBCA and being a wholly-owned subsidiary of WBM, formed to complete the WBM FinCo Debt Settlement;

“WBM Meeting” means the special meeting of the holders of WBM Common Shares held on August 25, 2025;

“WBM SubCo 1” means 1001346623 Ontario Inc., incorporated under the OBCA and being a wholly-owned subsidiary of WBM;

“WBM SubCo 2” means 1555476 B.C. Ltd., incorporated under the BCBCA and a wholly-owned subsidiary of WBM;

“WBM SubCo 3” means Bitzero Holdings Inc., incorporated under the BCBCA and a wholly-owned subsidiary of WBM;

“WBM Warrants” means warrants in the capital of WBM to acquire WBM Common Shares;

“WBM” means WBM Capital Corp., a corporation existing under the BCBCA;

“XBit” means XBit GmbH, a Swiss private limited liability company; and

“Zetanorth” means Zetanorth AS, a wholly-owned subsidiary of Bitzero incorporated under the laws of Norway.

Exchange Rate Information

Unless otherwise specified, all monetary amounts are in USD, all references to “$”, “US$”, “U.S. Dollars” and “dollars” means USD. All references to “CAD$” and “Canadian dollars” mean Canadian dollars. All references to “NOK” mean Norwegian Krone. The exchange rates for the averages of the indicative rates during the period and at the end of period for the Canadian dollar in terms of USD and NOK as reported by the Bank of Canada were as follows for each of the years ended December 31, 2024, and 2023. Exchange rates are expressed as 1 unit of the foreign currency converted into Canadian dollars.

NOK to CAD

	2024	2023
Period Average	0.1274	0.1278

USD to CAD

	2024	2023
Period Average	1.3698	1.3497

Cautionary Note Regarding Forward-Looking Information

This Listing Statement contains forward-looking information (collectively, “forward-looking information”). Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “does not expect”, “estimates”, “intends”, “anticipates”, “does not anticipate”, “believes” or variations of such words and phrases or states that certain actions, events or results “may” “could”, “would”, “might” or “will” be taken to occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Resulting Issuer to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Although the Resulting Issuer has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that causes actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results, and future events could differ materially from those anticipated in such statements.

Without limitation, this Listing Statement contains forward-looking statements pertaining to the following:

●	the Resulting Issuer’s capital and organizational structure;

●	the Resulting Issuer’s expected working capital;

●	the Resulting Issuer’s intended business plans and strategies;

●	the receipt of regulatory and stock exchange approvals;

●	the development of the Resulting Issuer’s business;

●	expectations with respect to future opportunities;

●	capital expenditure programs and future capital requirements;

●	the Resulting Issuer’s plans and funding for planned developing activities and the expected results of such activities;

●	the Resulting Issuer’s treatment under governmental and international regulatory regimes and intellectual property laws;

●	the Resulting Issuer’s future general and administrative expenses;

●	the Resulting Issuer’s expectations with respect to its working capital requirements and financial obligations;

●	the Resulting Issuer’s ability to have positive cash flow in future quarters;

●	the Resulting Issuer’s access to capital and overall strategy and development plans for all of the Resulting Issuer’s assets; and

●	expectations on how the Resulting Issuer will manage its product development risks.

With respect to forward-looking information contained in this Listing Statement, numerous assumptions have been made regarding, among other things:

●	general business and economic conditions;

●	current and future share prices;

●	the future operational and financial activities of the Resulting Issuer generally;

●	trade secrets, know-how, contractual provisions and confidentiality procedures to protect the Resulting Issuer’s intellectual property rights;

●	the Resulting Issuer’s ability to comply with regulatory bodies governing its activities;

●	current and future sources of funding for capital programs and the Resulting Issuer’s ability to obtain financing on acceptable terms;

●	operating costs;

●	conditions in general economic and financial markets;

●	ability to maintain positive cash flow;

●	the impact of competition on the Resulting Issuer;

●	the impact of the Transaction on the Resulting Issuer;

●	political developments or market instability;

●	changes in law; and

●	anticipated and unanticipated costs.

Although, management of the Resulting Issuer believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. The Resulting Issuer cannot guarantee future results, level of activity, performance, or achievements. Some of the risks, and other factors, some of which are beyond the control of the Resulting Issuer, which could cause results to differ materially from those expressed in the forward-looking information in this Listing Statement include, but are not limited to:

●	The Resulting Issuer may be unable to achieve or sustain profitability in the future;

●	Limited Operating History;

●	Growth Management;

●	Information Technology Systems and Cyberattacks;

●	Risks related to Insurance;

●	Risks related to Industry Regulation;

●	Risks related to Litigation;

●	Changes in Technology;

●	Market Unpredictability;

●	Ability to form strategic alliances;

●	Impact of system interruptions;

●	Reliance on Management and Key Personnel;

●	Conflicts of Interest;

●	Additional Financing;

●	Negative cash flow from operations

●	Liquidity;

●	Dilution;

●	Valuation and Price Volatility of Cryptocurrencies;

●	Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power;

●	The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain;

●	Acceptance and/or widespread use of cryptocurrency is uncertain;

●	The Resulting Issuer’s Bitcoin may be subject to loss, theft or restriction on access;

●	Risk related to technological obsolescence and difficulty in obtaining hardware;

●	There are factors which may prevent the Resulting Issuer from the realization of growth targets;

●	The Resulting Issuer is currently in the expansion from early development stage;

●	Increased power costs may adversely affect the business;

●	The Resulting Issuer does not anticipate paying cash dividends; and

●	Future sales of Resulting Issuer Voting Shares by existing shareholders could reduce the market price of the Resulting Issuer Voting Shares.

This list is not exhaustive of the factors that may affect any of the forward-looking information regarding the Resulting Issuer. Forward-looking information are statements about the future and are inherently uncertain. Actual events or results could differ materially from those projects in the forward-looking information including as a result of the matters set out in this Listing Statement generally and certain economic and business factors, some of which may be beyond the control of Resulting Issuer. Some of the important risks and uncertainties that could affect forward-looking information are described in detail, as set forth in “Section 17– Risk Factors.” Neither Bitzero or the Resulting Issuer intends, and neither assumes any obligation, to update any of the forward-looking information after the date of this Listing Statement so as to conform such statements to actual results or to actual results or to changes in the expectations of the Resulting Issuer, other than as required by applicable securities law. For all these reasons, readers should not place undue reliance on the forward-looking information contained herein, as the Resulting Issuer’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking information if known or unknown risks, uncertainties, or other factors affect the Resulting Issuer’s business, or if the Resulting Issuer’s estimates or assumptions prove inaccurate. The forward-looking information contained in this Listing Statement are expressly qualified by this cautionary statement.

Future-Oriented Information and Financial Outlook Information

Select financial information included in this Listing Statement is unaudited. There is a material risk that the audited financial results will differ significantly from the unaudited financial information presented herein. This Listing Statement also contains future-oriented financial information and financial outlook information (collectively, “FOFI”) including, without limitation:

●	the Resulting Issuer’s expected use of available funds;

●	the expected costs of achieving the Resulting Issuer’s business objectives, including, without limitation, the cost to enhance the cryptocurrency mining operations at the Norway Data Center, the cost of acquiring the Finland Real Estate III property, the cost of funding the Resulting Issuer’s operations, the cost of capital expenditures relating to cryptocurrency mining machines, and cost projections for the 12 months following the date of this Listing Statement; and

●	revenue projections for the 12 months following the date of this Listing Statement.

In addition to the same estimates, assumptions, limitations, and qualifications as set forth in the above paragraphs, the FOFI contained herein is based on the following assumptions:

●	Bitcoin prices will remain at approximately US$103,500 per Bitcoin with an annual growth rate of 5%. Any material change in the price or growth of Bitcoin, which has historically been a volatile asset class, will materially impact the actual cash flow of the Resulting Issuer against these estimates.

●	The Resulting Issuer will be able to generate cash from the sale of Bitcoin while incurring minimal transaction costs associated with such sales.

●	Utility costs will increase from $10,885,041 in the financial year ended September 30, 2024 to $17,672,846 over the next twelve months following the date of this Listing Statement.

●	that new Bitcoin mining equipment will result in greater efficiency and Hashrate production of Bitcoin;

●	General and administrative costs will modestly increase on a year over year basis from $2,809,394 in the year ended September 30, 2024, to $4,360,000 over the twelve months following the date of this Listing Statement.

●	No material changes to other direct expenses will be incurred, such as local salaries & wages, remote monitoring, and small equipment rental, as compared to the fiscal year ended September 30, 2024.

●	Interest and amortization payments in connection with the JGB First Draw and JGB Second Draw will be approximately $5,005,000 over the twelve months following the date of this Listing Statement

●	The Resulting Issuer will be able to find individuals that meet its employment objectives at rates consistent with those currently paid for similar talent in the market; and

●	There will not be unforeseen administrative, remote monitoring, and small equipment rental cost increases that negatively affect the Resulting Issuer’s projected cash flow presented in this Listing Statement.

In addition to the risk factors as set forth in the above paragraphs, the FOFI contained herein involves a variety of known and unknown risks, uncertainties and other factors which may cause its actual plans, intentions, activities, results, performance or achievements to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such FOFI. Forward looking statements and future oriented financial information presented in this Listing Statement may prove inaccurate. Such additional risks include, without limitation:

●	service providers and consultants engaged to assist with the completion of the Resulting Issuer’s business objectives may incur unexpected costs or go over budget which may result in unexpected costs for the Resulting Issuer;

●	there may be difficulties in sourcing new cryptocurrency mining hardware or the prices of such hardware could fluctuate;

●	the price of Bitcoin may fluctuate, as it has historically been a highly volatile asset class;

●	the Resulting Issuer may experience turnover or other unexpected costs that may increase its costs to acquire sufficient talent.

FOFI contained in this Listing Statement was made as of the date of this Listing Statement and was provided for the purpose of describing the anticipated effects of the expected revenue and proceeds of the Resulting Issuer’s business operations on its business objectives. The Resulting Issuer disclaims any intention or obligation to update or revise any FOFI contained in this Listing Statement, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this Listing Statement should not be used for purposes other than for which it is disclosed herein.

Market and Industry Data

This Listing Statement includes market and industry data that has been obtained from third party sources, including industry publications. The Resulting Issuer believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Resulting Issuer has not independently verified any of the data from third party sources referred to in this Listing Statement or ascertained the underlying economic assumptions relied upon by such sources.

2.   SUMMARY

The following is a summary of information relating to WBM, Bitzero, and the Resulting Issuer (following completion of the Transaction) and should be read together with more detailed information and financial data and statements contained elsewhere in this Listing Statement. Bitzero’s financial statements are audited for the years ended September 30, 2024, and 2023. WBM’s financial statements are audited for the years ended October 31, 2024, 2023, and 2022. All information provided in this summary and Listing Statement is current as of November 19, 2025, unless stated otherwise.

WBM	The full corporate name of WBM is “WBM Capital Corp.” The head office, principal address, registered address and records office of WBM is located at 300 – 10991 Shellbridge Way, Vancouver, British Columbia V6X 3C6.

Bitzero	Bitzero was incorporated pursuant to the provisions of the BCBCA on April 16, 2021, under the name “1300647 B.C. Ltd.” Bitzero filed amendments to its Notice of Articles and Articles of Incorporation to change its name from “1300647 B.C. Ltd.” to “Bitzero Blockchain Inc.” effective May 14, 2021. The head and registered office is located at 1100 One Bentall Centre, 505 Burrard St, Suite 1100, Vancouver, BC V7X 1M5 Canada.

Resulting Issuer	Following completion of the Transaction, the full corporate name of the Resulting Issuer is “Bitzero Holdings Inc.” The head and registered office is located at 1100 One Bentall Centre, 505 Burrard St, Suite 1100, Vancouver, BC V7X 1M5 Canada.

Summary of the Transaction	On August 21, 2025, Bitzero and WBM entered into the Letter Agreement which became binding on November 19, 2025 upon Bitzero delivering notice to WBM confirming its satisfaction with due diligence. The Letter Agreement provided for the acquisition by WBM of all the issued and outstanding securities of Bitzero in exchange for securities of WBM (the “Transaction”).

Prior to the Transaction, WBM completed the WBM FinCo Debt Settlement and Bitzero completed the Bitzero 2024 Financing and the Bitzero 2025 Financing. WBM amalgamated with WBM SubCo 3, to implement the Name Change. The Transaction was completed by way of a three-cornered amalgamation, pursuant to which WBM SubCo 1 and WBM SubCo 2 of WBM amalgamated with WBM FinCo and Bitzero to form a newly amalgamated entity which became a wholly-owned subsidiary of WBM. The holders of Bitzero Shares became holders of Resulting Issuer Shares on the basis of 10 Bitzero Shares for one Resulting Issuer Voting Share held and 10 Bitzero Non-Voting Shares for one Resulting Issuer Non-Voting Share. Following the Closing, the Resulting Issuer carried on the business of Bitzero under the name “Bitzero Holdings Inc.” See “Section 4.2 – the Transaction.”

Bitzero Financings	Bitzero completed the following financings in connection with the Transaction: (i) the Bitzero 2024 Financing, which closed in tranches from September 11, 2024, to July 31, 2025, and issued 35,515,000 Bitzero Shares at a price of US$0.20 per Bitzero Share for aggregate gross proceeds of US$7,103,000; (ii) the Bitzero 2025 Financing, which closed in tranches from August 1, 2025, to October 14, 2025, and issued 4,771,750 Bitzero Shares at a price of US$0.40 per Bitzero Share for total gross proceeds of US$1,908,700, and one lead subscriber that subscribed for gross proceeds of US$1,500,000 was also issued 3,750,000 warrants, each exercisable for the purchase of one Bitzero Share at a price of US$0.40 per share for a period of 24 months; (iii) the JGB First Draw, which closed on June 27, 2025, being a secured term loan in the principal amount of US$17,510,000 (subject to a US$510,000 original issue discount) maturing June 27, 2028, with associated warrants to purchase 4% of Bitzero Shares (on a fully diluted basis) being 19,559,862 warrants, at a purchase price of US$0.01 per Bitzero Share at US$0.01 per shares for a period of five years following the completion of the Transaction; (iv) the JGB Second Draw, which closed on October 20, 2025, being a draw term loan in the principal amount of US$8,245,000 (inclusive of a US$245,000 original issue discount), with associated warrants to purchase 1% of the Resulting Issuer Shares (on a fully diluted basis) being 5,974,930 warrants, at a purchase price of US$0.01 per Bitzero Share at US$0.01 per shares for a period of five years following the completion of the Transaction; and (iv) the Bitzero Convertible Note Financing, which closed in tranches from October 6, 2025 to October 10, 2025, being the issuance of convertible notes for aggregate gross proceeds of US$1,075,000, convertible at US$0.40 per Bitzero Share, and including an aggregate of 2,687,500 warrants to purchase Bitzero Shares at a price of US$0.50 per share for a period of two years.

Directors and Management	Management of the Resulting Issuer consists of Mohammed Bakhashwain (CEO); Igor Kostioutchenko (CFO); Giovanni Gaudenzi (Head of Finance); and Gilles Seguin (Corporate Secretary & Chairman). The Resulting Issuer Board will consist of Mohammed Bakhashwain; Giovanni Gaudenzi; Claudia Di Iorio; and Gilles Seguin. See “Section 13 – Directors and Officers.”

Use of Available Funds	The total funds available to the Resulting Issuer are anticipated to be approximately US$17,857,842 over the twelve months following the date of this Listing Statement. For further information see the tables titled “Total Funds Available” and “Operating Cash Flow” in “Section 5.9 – Total Funds Available and Principal Purposes”. It is the Resulting Issuer’s intention to use these funds to fund operations after the closing of the Transaction as follows:

Use of funds	Amount (US$)
Costs(1)	$150,000
Purchase of New Miners(2)	$12,000,000
Miner Shipping & Installation	$290,000
Infrastructure Costs(3)	$3,111,990
Finland Site Final Land Plot(4)	$500,000
Klimacloud Acquisition(5)	$170,000
Investor Relations(6)	$1,000,000
Unallocated	$635,852
Total	$17,857,842

Notes:

1.	Transaction costs are inclusive of legal, professional and CSE listing fees.

2.	5,678 new higher efficiency miners will replace current miners at the First Norway Property.

3.	Pursuant to the FAR Transformer Sales Agreement, Bitzero will purchase transformers for the 70MW expansion at the Norway Data Center, payable in two tranches: i) US$428,098.50 upon signing: and ii) US$2,683,891.50 within five calendar days of the test and inspection report provided by the Equipment Manufacturer in compliance with the process described in the FAR Transformer Sales Agreement.

4.	Securing the final plot of land at the Finland Real Estate III site which will result in a potential power capacity of up to 1 gigawatt.

5.	On August 28, 2024, Exakraft, Exanorth, and Klimacloud entered into the Klimacloud SPA. Pursuant to the Klimacloud SPA, Exakraft agreed to sell Klimacloud to Exanorth for consideration of NOK 2,000,000 and the 1,000,000 Bitzero Shares acquired pursuant to the Exanorth-Exakraft Settlement Agreement. As of the date hereof, the 1,000,000 Bitzero Shares have been transferred to Exakraft and NOK 300,000 has been paid to Exakraft. Upon Exanorth paying the balance of NOK 1,700,000 (~$170,000) to Exakraft, the shares of Klimacloud will be transferred to Exanorth.

6.	Comprised of US$250,000 payable to i2i Marketing Group, LLC, and US$750,000 that may be allocated to additional investor relations activities including approximately three additional firms at an average budget of approximately US$250,000 each.

Selected Pro Forma Consolidated Information	The following table sets out the unaudited pro forma financial information of the Resulting Issuer as of July 31, 2025, in U.S. dollars and should be read in conjunction with the pro forma statements of the Resulting Issuer attached as Schedule “C” hereto.

	Bitzero as of July 31, 2025 ($)	WBM as of July 31, 2025 ($)	Pro-Forma Adjustments ($)	Resulting Issuer Pro-Forma July 31, 2025 ($)

Current Assets	4,089,033	12,289	30,466,979	34,568,301

Total Assets	29,206,650	12,289	30,466,979	59,685,918

Current Liabilities	10,536,307	94,068	6,533,274	17,163,649

Total Liabilities	12,048,090	94,068	17,093,471	29,235,629

Shareholders’ Equity	17,158,560	(81,779)	13,373,508	30,450,289

Shareholder Approval	WBM obtained shareholder approval via written resolution on November 18, 2025 for, among other things, the Name Change; the election of the Resulting Issuer Board; the Omnibus Incentive Plan; and adopting the Rights Plan. On August 25, 2025, WBM obtained shareholder approval of the creation of Resulting Issuer Non-Voting Shares at the WBM Meeting.

Auditor	The auditor of the Resulting Issuer is SRCO Professional Corporation, located at Park Place Corporate Centre, 15 Wertheim Court, Suite 409 Richmond Hill, ON L4B 3H7.

Interests of Experts	To the best of the Resulting Issuer’s knowledge, no direct or indirect interest in the Resulting Issuer is held or will be received by any expert. Refer to “Section 23 - Interests of Experts” of this Listing Statement for more information.

Principal Assets	The Resulting Issuer has transitioned into an early-stage company specializing in IT energy infrastructure and high-efficiency power generation for data centers to support various activities including HPC and Blockchain mining. The Resulting Issuer currently focuses on three principal areas: (1) data center development; (2) Bitcoin mining; and (3) obtaining strategic data center hosting partnerships. The primary assets of the Resulting Issuer, consist of the First Norway Property, the Second Norway Property, the Norway Data Center, and cash and Bitcoin. Refer to “Section 5 – Narrative Description of the Business” of this Listing Statement for more information.

Risk Factors	Although management of the Resulting Issuer believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The following specific factors could materially adversely affect the Resulting Issuer and should be considered when deciding whether to make an investment in the Resulting Issuer. Other risks and uncertainties that management does not presently consider to be material, or of which management are not presently aware, may become important factors that affect management’s future financial condition and results of operations The occurrence of any of the risks discussed below could materially adversely affect the Resulting Issuer’s business, financial condition, results of operations, cash flow or the trading price of its securities. See “Section 17– Risk Factors.”

●	The Resulting Issuer may be unable to achieve or sustain profitability in the future;

●	Limited Operating History;

●	Growth Management;

●	Information Technology Systems and Cyberattacks;

●	Risks related to Insurance;

●	Risks related to Industry Regulation;

●	Risks related to Litigation;

●	Changes in Technology;

●	Market Unpredictability;

●	Ability to form strategic alliances;

●	Impact of system interruptions;

●	Reliance on Management and Key Personnel;

●	Conflicts of Interest;

●	Additional Financing;

●	Negative cash flow from operations

●	Liquidity;

●	Dilution;

●	Valuation and Price Volatility of Cryptocurrencies;

●	Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power;

●	The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain;

●	Acceptance and/or widespread use of cryptocurrency is uncertain;

●	The Resulting Issuer’s Bitcoin may be subject to loss, theft or restriction on access;

●	Risk related to technological obsolescence and difficulty in obtaining hardware;

●	There are factors which may prevent the Resulting Issuer from the realization of growth targets; The Resulting Issuer is currently in the expansion from early development stage;

●	Increased power costs may adversely affect the business;

●	The Resulting Issuer does not anticipate paying cash dividends; and

●	Future sales of Resulting Issuer Voting Shares by existing shareholders could reduce the market price of the Resulting Issuer Voting Shares.

Currency	In this Listing Statement, references to “$” or “dollars” are to the lawful currency of the United States, unless otherwise stated.

3.   CORPORATE STRUCTURE

3.1.	Corporate Name and Head and Registered Office

Following completion of the Transaction, the full corporate name of the Resulting Issuer is “Bitzero Holdings Inc.” The head and registered office is located at 1100 One Bentall Centre, 505 Burrard St, Suite 1100, Vancouver, BC V7X 1M5. The Resulting Issuer will be governed by the BCBCA.

3.2.	Incorporation

WBM

The full corporate name of WBM is “WBM Capital Corp.” (formerly, Tiidal Gaming Group Corp.) The head office, principal address, registered address and records office of WBM is located at 300 – 10991 Shellbridge Way, Vancouver, British Columbia V6X 3C6.

WBM was incorporated on August 26, 2006, pursuant to the provisions of the Canada Business Corporations Act and was continued to British Columbia on June 4, 2024. On June 7, 2024, WBM voluntarily delisted trading of the WBM Common Shares from the Exchange. On July 10, 2024, WBM changed its name from Tiidal Gaming Group Corp. to WBM Capital Corp.

WBM became a reporting issuer on August 31, 2007, and is currently a reporting issuer in good standing in Alberta, British Columbia, and Ontario. WBM’s principal regulator is the British Columbia Securities Commission. The Resulting Issuer will continue being a reporting issuer in these jurisdictions.

Bitzero

Bitzero was incorporated pursuant to the provisions of the BCBCA on April 16, 2021, under the name “1300647 B.C. Ltd.” Bitzero filed amendments to its Notice of Articles and Articles of Incorporation to change its name from “1300647 B.C. Ltd.” to “Bitzero Blockchain Inc.” effective May 14, 2021. The year end of Bitzero is September 30th and this is the year end of the Resulting Issuer upon completion of the Transaction.

Intercorporate Relationships

Set forth below are the organization charts of WBM and Bitzero immediately prior to the completion of the Transaction and the Resulting Issuer following the completion of the Transaction.

Organization Chart of WBM Prior to the Completion of the Transaction

WBM CAPITAL CORP.
(British Columbia, Canada)

Organization Chart of the Resulting Issuer upon Completion of the Transaction

Bitzero Holdings Inc.
(British Columbia, Canada)
Bitzero Blockchain Inc.
100% wholly-owned subsidiary of Resulting Issuer
(British Columbia, Canada)
Zetanorth AS
100% wholly-owned subsidiary of Bitzero
(Norway)
Bitzero Inc.
100% wholly-owned subsidiary of Bitzero
(Barbados)
Bitzero ND I, LLC
100% wholly-owned subsidiary of Bitzero
(North Dakota, USA)
Bitzero ND II, LLC
100% wholly-owned subsidiary of Bitzero
(North Dakota, USA)
Bitzero Finland Oy
100% wholly-owned subsidiary of Bitzero
(Finland)
Exanorth AS
100% wholly-owned subsidiary of Bitzero
(Norway)

(i)	Barbadian Subsidiary

The Barbadian Subsidiary’s full name is “Bitzero Inc.,” it was incorporated under the Companies Act of Barbados on December 23, 2021. The Barbadian Subsidiary’s registered and head office is located at the Grove, 21 Pine Road, Belleville, St. Michael BB11113, Barbados. The authorized share structure of the Barbadian Subsidiary consists of an unlimited number of common shares, of which 100 common shares were issued to Bitzero for US$100.00 on December 23, 2021.

The Barbadian Subsidiary’s current director and officers are as follows:

Name	Position
Liza Harridyal	Secretary & Director

The Barbadian Subsidiary is a holding corporation incorporated to take advantage of the bilateral tax treaties between (i) Norway and Barbados and (ii) Barbados and Canada. All Bitcoin mined in the Norway Sata Centre is owned by the Barbadian Subsidiary pursuant to the Barbadian-Exanorth Data Services Agreement. See “Section 4 – General Development of the Business – the Barbadian Subsidiary” for further information.

(ii)	ND I, LLC

ND I, LLC is a limited liability company formed under the laws of the North Dakota May 16, 2022. ND I, LLC’s principal address is 1100 One Bentall Centre, 505 Burrard St, Suite 1100, Vancouver, BC V7X 1M5. It is the owner of the North Dakota Property.

Bitzero is the sole member of ND I, LLC. Its current governor is Mohammed Bakhashwain.

(iii)	ND II, LLC

ND II, LLC is a limited liability company formed under the laws of North Dakota on May 16, 2022, with a registered address at 1100 One Bentall Centre, 505 Burrard St, Suite 1100, Vancouver, BC V7X 1M5. ND II, LLC is the operating entity for real estate owned by ND I, LLC.

Bitzero is the sole member of ND II, LLC. Its current governor is Mohammed Bakhashwain.

(iv)	Exanorth

Exanorth is a private limited liability company formed under the laws of Norway on April 4, 2018. Exanorth’s registered address is Tunnsjødalsveien 178, 7892 Trones, c/o Pluss-Okonomi AS, Postboks 2583, 4678 Kristiansand S, Norway. Exanorth has an authorized share capital of NOK 10,883,100 consisting of 300 fully paid shares, each with a nominal value of NOK 36,277. Exanorth is the owner and the operator of the First Norway Property, the Norway Data Center, and the Second Norway Property.

Exanorth’s current directors and officers are as follows:

Name	Position
Mohammed Bakhashwain	Chairman of the Board
Frank Aadnevik	General Manager and Secretary

(v)	Zetanorth

Zetanorth is company formed under the laws of Norway on October 23, 2024. Zetanorth’s registered address is Norway, it has an authorized share capital of NOK 30,000, consisting of 1,000 fully paid shares, each with a nominal value of NOK 30.

Zetanorth’s current directors and officers are as follows:

Name	Position
Mohammed Bakhashwain	Director & Chairperson
Frank Aadnevik	Managing Director
Giovanni Gaudenzi	Managing Director

(vi)	Bitzero Finland Oy

Bitzero Finland is a company formed under the laws of Finland. On January 23, 2025, Bitzero purchased all the issued and outstanding shares of Bitzero Finland from a third-party.

Bitzero Finland’s current directors and officers are as follows:

Name	Position
Mohammed Bakhashwain	Director and Chairman
Frank Aadnevik	Director
Giovanni Gaudenzi	Director

4.   GENERAL DEVELOPMENT OF THE BUSINESS

4.1.	General Development

(i)	WBM

WBM does not currently have any active operations.

On September 20, 2022, WBM closed a non-brokered financing of 5,619,051 units for gross proceeds of C$561,905. Each unit is comprised of one WBM Common Share and one WBM Warrant, with each WBM Warrant entitling the holder thereof to acquire one WBM Common Share at a price of C$0.15 per WBM Common Share for a period of 36 months following the closing date.

On October 11, 2022, WBM closed a non-brokered private placement and issued an aggregate of 1,331,550 WBM Common Shares at C$0.10 per WBM Common Share for gross proceeds of C$133,155.

On June 9, 2023, WBM sold its wholly-owned subsidiary, Tiidal Gaming NZ Limited to Entain Holdings (UK) Limited for gross proceeds of C$13,250,000. In connection with closing of the transaction, WBM granted 2,500,000 restricted share units to the WBM’s CEO pursuant to the terms of his employment agreement dated effective January 3, 2022 which were immediately vested into 2,500,000 WBM Common Shares in accordance with his employment agreement and issued WBM Common Shares to Entain Holdings (UK) Limited in satisfaction of the earn out entitlements achieved pursuant to the asset purchase agreement dated December 14, 2020, as amended September 24, 2021.

On December 15, 2023, WBM completed a substantial issuer bid and purchased for cancellation 83,256,650 pre-consolidation WBM Common Shares at a price of $0.1225 per pre-consolidation WBM Common Share for an aggregate purchase price of C$10,198,940. The WBM Common Shares purchased under the substantial issuer bid represented approximately 95% of the total issued and outstanding WBM Common Shares.

On February 16, 2024, WBM issued an aggregate of 800,000 WBM Common Shares at a deemed price of C$0.05 per WBM Common as full and final payment of debt in the aggregate amount of C$40,000.

On June 5, 2024, WBM completed a continuance to the Province of British Columbia under the BCBCA from the Canada Business Corporations Act.

On June 7, 2024, WBM completed a voluntary delisting from the Exchange.

On July 10, 2024, WBM completed a private placement and raised aggregate gross proceeds of C$30,000 and issued 6,000,000 WBM Common Shares at a price of C$0.005 per WBM Common Share. Effective the same date, Tiidal Gaming Group Corp. was renamed to WBM Capital Corp.

On October 4, 2024, WBM completed a share consolidation on the basis of 6,000,000 pre-consolidation WBM Common Shares to 1 post-consolidation WBM Common Share.

On October 21, 2024, WBM incorporated four wholly-owned subsidiaries: 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd. and 1507655 B.C. Ltd.

On November 6, 2024, WBM incorporated three wholly-owned subsidiaries: 1510435 B.C. Ltd., 1510441 B.C. Ltd. and 1510450 B.C. Ltd.

On December 18, 2024, WBM completed a plan of arrangement whereby the sole shareholder of WBM, Triforce Ventures SA, holds all of the issued and outstanding common shares in the following former subsidiaries; 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd., and 1510435 B.C. Ltd. Each of these former subsidiaries are now an unlisted reporting issuer in the provinces of British Columbia and Alberta.

On April 2, 2025, WBM entered into a business combination agreement with Wappier Inc. pursuant to which WBM and Wappier Inc. were to complete a transaction which would result in the reverse takeover of WBM by Wappier Inc. On June 27, 2025, WBM and Wappier Inc. entered into a termination agreement, thereby ending the business combination agreement.

On July 24, 2025, WBM completed the WBM Adjustment by completing a share split of the WBM Common Shares on a basis of 250,000 post-WBM Common Shares for every one (1) pre-WBM Common Share such that the number of post-WBM Common Shares is 250,000.

On August 21, 2025, WBM entered into a non-binding Letter Agreement, setting out the terms of the Transaction. On November 18, 2025, the Letter Agreement became binding, pursuant to which, WBM acquired the issued and outstanding equity securities of Bitzero.

On November 18, 2025, WBM obtained shareholder approval through written consent of: a (i) the WBM Adjustment; (ii) the Name Change; (iii) the Rights Plan; and (iv) the Omnibus Incentive Plan via written resolution.

On August 25, 2025, WBM held a special meeting (the “WBM Meeting”) whereby shareholders approved certain corporate matters, including the adoption of new articles that create a new class of shares, being the Resulting Issuer Non-Voting Shares.

On November 19, 2025, WBM completed the WBM FinCo Debt Settlement to settle aggregate indebtedness of C$205,647.70, at a price of C$0.05 per FinCo Share in satisfaction of outstanding professional service fees, which resulted in the issuance of 4,112,954 FinCo Shares. The FinCo Shares were exchanged for Resulting Issuer Voting Shares on a 1:1 basis pursuant to the Transaction.

After the WBM Meeting, WBM completed the WBM Adjustment, Name Change, and created the new class of Resulting Issuer Non-Voting Shares and adopted the Rights Plan and the Omnibus Incentive Plan.

(ii)	Bitzero & Subsidiaries

a)	Financings

On March 11, 2022, Bitzero completed a private placement conducted in 2022 (the “Spring 2022 Private Placement”), pursuant to which it issued an aggregate of 111,798,813 Bitzero Shares at a price of US$0.40 per Bitzero Share for aggregate gross proceeds of US$44,719,525.20; this amount includes the 42,531,812 Bitzero Shares with a deemed value of US$0.40 per Bitzero Share for total consideration valued at US$17,012,725 that was issued to Phoenix pursuant to the Phoenix Asset Purchase Agreement. Additionally, in connection with the brokered portion of the Spring 2022 Private Placement, on March 11, 2022, Bitzero issued an additional 2,872,500 Bitzero Shares at a price of US$0.40 per Bitzero Share as consideration to certain agents that assisted with the financing.

On May 16, 2022, Bitzero added to the Spring 2022 Private Placement, pursuant to which it issued an aggregate of 8,033,750 Bitzero Shares at a price of $0.40 per Bitzero Share for aggregate gross proceeds of US$3,213,500.

From September 11, 2024, to July 31, 2025, certain private accredited investors purchased 35,515,000 Bitzero Shares at a price of US$0.20 per Bitzero Share for aggregate gross proceeds of US$7,103,000 (the “Bitzero 2024 Financing”).

From August 1, 2025 to October 14, 2025, certain private accredited investors purchased an aggregate of 4,771,750 Bitzero Shares at a price of US$0.40 per Bitzero Share for total gross proceeds of US$1,908,700, and one lead subscriber that subscribed for gross proceeds of US$1,500,000 was also issued 3,750,000 warrants, each exercisable for the purchase of one Bitzero Share at a price of US$0.40 per share for a period of 24 months (the “Bitzero 2025 Financing”).

From October 6, 2025 to October 10, 2025, certain private accredited investors purchased convertible notes (the “Bitzero Convertible Notes”) for aggregate gross proceeds of US$1,075,000 (the “Bitzero Convertible Note Financing”). The Bitzero Convertible Notes accrue interest at 15%, compounded annually and mature 36 months from the issue date. The holder of each Bitzero Convertible Note may convert the outstanding principal and accrued interest into Bitzero Shares at a conversion price of US$0.40 per Bitzero Share at any time prior to the maturity date, and each holder receives warrants to purchase Bitzero Shares equal to the principal amount divided by the conversion price, at an exercise price of US$0.50 per Bitzero Share, exercisable for two years from the issuance date, being an aggregate of 2,687,500 warrants. Additionally, the Bitzero Convertible Notes are subordinate to senior debt and may be converted or redeemed under specific conditions, including if Bitzero completes a new share issuance raising at least US$5,000,000 (excluding conversion of the Bitzero Convertible Notes and other convertible debt), or if not repaid or converted before maturity, holders may convert the outstanding amount into Bitzero Shares at the same conversion price.

b)	Employment Matters, Consulting Agreements & Service Agreements

On July 22, 2021, Bitzero entered into a consulting agreement with a company owned by Gregory Harley Chamandy (“Chamandy”), through which Chamandy served as Chief Executive Officer of Bitzero. Pursuant to the consulting agreement, Chamandy was entitled to receive US$1.00 per year for Chamandy’s services. The term of the agreement was 12 months and was to be automatically renewed thereafter, subject to Bitzero Board approval. On August 10, 2021, Bitzero issued 20,450,000 Bitzero Shares at a deemed price of US$0.32 per Bitzero Share pursuant to the consulting agreement with Chamandy. On February 25th, 2022, Bitzero terminated Chamandy for cause and all Bitzero Options that were granted to Chamandy were cancelled. Bitzero appointed Akbar Shamji as the replacement CEO of Bitzero effective the same date. See “Section 19 – Legal Proceedings” for details on the Chamandy Litigation.

On November 24, 2021, Joshua Lebovic was appointed as the Chief Financial Officer and Executive Vice President of Bitzero.

Effective January 26, 2022, Bitzero entered into a service agreement with First House AS (org. nr. 994575775) to assist it with the successful launch of the First Norway Property. Specifically, First House AS provided press release and communication services and stakeholder engagement and Bitzero provided First House AS NOK 200,000 per month (exclusive of VAT). The agreement ran for one year.

On February 1st, 2022, Bitzero entered into a consulting agreement with Jon Lee to engage Mr. Lee as a consultant to Bitzero. Mr. Lee provides consulting services to assist with custody accounts and advises on Blockchain and product development for Bitzero. In exchange for services rendered, Bitzero granted Mr. Lee 1,500,000 Bitzero Options to purchase Bitzero Shares, at a deemed price of $0.05 per Bitzero Share, vesting equally over a period of three years (500,000 Bitzero Options per year). No cash consideration is provided pursuant to the agreement and its term is 36 months from the execution date, unless terminated earlier under the provisions of the contract.

Effective May 1, 2022, Bitzero entered into a consulting agreement with Adrian Gut, pursuant to which Mr. Gut provided assistance in connection with matters relating to the sale of cryptocurrencies on Bitzero’s behalf for a term of one month. In connection with the consulting agreement, Bitzero entered into a share repurchase agreement effective the same date with Adrian Gut, pursuant to which Adrian Gut transferred 5,000,000 of the 6,500,000 Bitzero Shares he owned to Bitzero in exchange for 22.07 Bitcoins.

On May 31, 2022, Bitzero entered into a consulting agreement with 1282484 B.C. Ltd. pursuant to which Jason Smart provides consulting services to Bitzero through 128484 B.C. Ltd. in areas relating to management, strategy and developing strategic relationships. As consideration for the consulting agreement, 128484 B.C. Ltd. was entitled to receive US$200,000 for services rendered. The agreement was terminated in 2024.

On August 11, 2022, Bitzero entered into an executive employment agreement with Giovanni Gaudenzi, through which Giovanni Gaudenzi is employed as Bitzero’s Chief Financial Analyst (the “Gaudenzi Employment Agreement”). Among other responsibilities, pursuant to the Gaudenzi Employment Agreement, Giovanni assists in financial planning and strategy development, conducing financial modeling and risk assessment, and analyzing financial data and market conditions for Bitzero and its subsidiaries. Giovanni receives US$360,000 per year and was granted 3,000,000 Bitzero restricted share units. For further information, see “Section 14 – Executive Compensation.”

On September 28, 2022, Mohammed was appointed as Bitzero’s Chief Strategy Officer.

On September 30, 2022, Bitzero and Joshua Lebovic entered into a mutual resignation and release agreement, under which Joshua Lebovic resigned as an officer of Bitzero.

On September 18, 2023, Akbar Shamji resigned as CEO and Bitzero appointed Carl Agren as interim CEO who then resigned effective June 1, 2024.

On January 2, 2024, Aadnevik Invest entered into a consulting agreement with Exanorth (the “Aadnevik Consulting Agreement”). Pursuant to the Aadnevik Consulting Agreement, Mr. Aadnevik, through Aadnevik Invest shall be compensated for services rendered as CEO of Exanorth with a monthly fee of US$25,000, exclusive of VAT per month. Aadnevik Invest is to oversee Exanorth’s business activities in Norway, focusing on regulatory compliance, handle reservation of grid capacity and procurement negotiations with suppliers, supervise regulatory compliance, including property acquisitions and licensing processes, and coordinate electrical and mechanical infrastructure development, among other responsibilities.

On February 17, 2024, Bitzero entered into a master services agreement with Native Ads Inc., a Delaware corporation based in New York. Pursuant to the master services agreement, Native Ads Inc. provides Bitzero with strategic digital media services, marketing and data analytics services, along with one or more specific work orders as set out in the agreement. The contract began in Q1 2025 with a total campaign budget of US$225,000.

On March 21, 2024, Bitzero entered into a services agreement with K&P CPAs, Professional Corporation in connection with the provision of CFO, investor relations, finance, and accounting support (the “K&P Services Agreement”). Pursuant to the K&P Services Agreement, Bitzero shall pay K&P CPAs, Professional Corporation C$12,750 per month as compensation, K&P CPAs, Professional Corporation is entitled to compensation if a change of control occurs, and after twelve months from the effective date, K&P CPAs, Professional Corporation may increase the monthly fee by providing sixty days prior written notice.

On December 11, 2024, Bitzero entered into a content and online marketing agreement with Maximus Strategic Consulting Inc., whereby Maximus Strategic Consulting Inc. provides services including the production, editing, and distribution of a corporate video featuring Bitzero’s CEO and Chairman, as well as the dissemination of Bitzero’s news releases via PinnacleDigest’s weekly email newsletter. The agreement covers a four-month term from January 15, 2024 to May 15, 2025. As consideration, Bitzero paid Maximus two installments of C$75,000.

On December 11, 2024, Bitzero entered into an advisory agreement with Aldo Bernardi whereby Mr. Bernardi is to advise management of Bitzero in North America, including periodic consultation with, and advice to, management with respect to Bitzero’s development of in North America. As consideration for the advisory services provided, Mr. Bernardi received 250,000 Bitzero Shares from Bitzero at a deemed price of US$0.20 per Bitzero Share. The agreement expires on December 11, 2025, and Bitzero may terminate the agreement without prior notice if Mr. Bernardi does not perform the advisory services as intended.

On February 20, 2025, Bitzero entered into an advisory agreement with Mohammed Aref Muhawesh, whereby Mr. Muhawesh is to advise management of Bitzero in North America, including periodic consultation with, and advice to, management with respect to Bitzero’s development of markets in Saudi Arabia and the Gulf region. As consideration for the advisory services provided, Mr. Muhawesh received 500,000 Bitzero Shares from Bitzero at a deemed price of US$0.20 per Bitzero Share. The agreement expires on February 20, 2026, and Bitzero may terminate the advisory agreement without prior notice if Mr. Muhawesh does not perform the advisory services as intended.

c)	Loan Agreements

On August 10, 2021, Bitzero entered into a loan agreement with Life Partners Capital (Cayman) Inc., a company controlled by Chamandy, through which Bitzero borrowed the principal amount of US$1,000,000 from Life Partners Capital Cayment (Inc.), bearing no interest prior to the maturity date (the “Chamandy Loan”). The Chamandy Loan was due upon the earliest occurrence of the following events: (i) Bitzero receiving gross funds from investors participating in a first round of financing that was anticipated to occur in August 21, 2021, totaling US$10,000,000 or more, (ii) Bitzero having a market capitalization on a recognized public Canadian stock exchange of at least US$50,000,000, or (iii) Chamandy ceasing to be the chief executive officer and chairman of Bitzero, for reasons other than his voluntary resignation. As and from the maturity date of the Chamandy Loan, any outstanding balance of the loan bears interest at an annual rate of 15% per annum, compounded semiannually. After the maturity date, Bitzero could elect to convert the amount of the loan in whole or in part into Bitzero Shares at a price of US$0.40 per Bitzero Share.

On August 28, 2024, Exanorth entered into a settlement agreement with K33 Markets As, org. nr. 919 578 998 (“K33 Markets”) and Arcane (the “Exanorth-Arcane Settlement Agreement”). Pursuant to the Exanorth-Arcane Settlement Agreement, Arcane settled outstanding debt of NOK 3 278 899,91 (inclusive of VAT) that it owed to Exanorth under the Exanorth-Arcane Agreement, in accordance with the following material terms:

●	The Arcane Servers (valued at NOK 1,000,000) and Bitcoin earned by the Arcane Servers that was not transferred to Green Data Services as of the date of the Exanorth-Arcane Settlement Agreement were transferred to Exanorth;

●	All of the Arcane Servers were transferred and activity under the Exanorth-Arcane Agreement from July 1, 2024, and onwards was treated as if Exanorth was the owner of the Arcane Servers and as if the Exanorth-Arcane Agreement had been terminated as of June 30, 2024;

●	K33 Markets issued a credit for future trading costs to Exanorth worth NOK 1,343,165.18 by entering into the K33 Markets TCA;

●	Upon execution of the Exanorth-Arcane Settlement Agreement, the Exanorth-Arcane Agreement was terminated, and the debt was settled in full and Arcane has no further payment obligations towards Exanorth under the Exanorth-Arcane Agreement.

On August 28, 2024, Exanorth entered into a trading cost credit agreement with K33 Markets (the “K33 Markets TCA”) whereby K33 Markets issues to Exanorth a credit in the amount of NOK 1,343,165.18 for use towards trading margins on the K33 Markets trading platform, markets.k33.com. Pursuant to the K33 Markets TCA, the credit allows Exanorth to conduct trades on the K33 Markets trading platform at cost, with zero margin accruing to K33 Markets. The K33 Markets TCA is valid up until the earlier of: (i) December 31st, 2025; or (ii) the complete depletion of the credit issued.

On June 27, 2025, Bitzero and its subsidiaries entered into a secured loan and guarantee agreement (the “JGB Loan Agreement”) with the following arm’s length third parties: JGB Capital, LP, JGB Partners, LP, and Deepdale Investors, LLC, as lenders, and JGB Collateral LLC, as administrative agent and collateral agent for the lenders. Pursuant to the terms of the JGB Loan Agreement, Bitzero and its subsidiaries will receive an initial term loan in the principal amount of US$17,510,000 (subject to a US$510,000 original issue discount) (the “JGB First Draw”), as well as access to a delayed draw term loan facility of up to US$8,240,000 (subject to a US$240,000 original issue discount), each secured by collateral and guaranteed by Bitzero’s subsidiaries, subject to lender approval. The loans mature on June 27, 2028, and principal amortization payments commence six months after closing, with adjustments if the delayed draw facility is utilized. The outstanding principal amount under the JGB Loan Agreement accrues interest at the applicable rate, which is the greater of (i) 14% per annum (the “Floor”) and (ii) a fluctuating per annum interest rate equal to the Term SOFR, or its replacement benchmark, plus 11%. Consequently, the interest rate on the loan may fluctuate over time according to changes in the benchmark rate but will never be less than the Floor. Interest is calculated on a 360-day year and is payable monthly in arrears. Interest payments will be approximately US$315,000 per month. The JGB Loan Agreement includes financial covenants requiring minimum levels of cash and revenue, and includes fallback provisions for the benchmark rate, administrative rights to make conforming changes, and other customary representations, warranties, and covenants. The JGB Loan Agreement contains customary provisions surrounding default, including payment default, breach of covenants, material adverse change to the business, insolvency, and misrepresentation, amongst others. Upon the occurrence of an event of default under the JGB Loan Agreement, the lenders have rights to exercise remedies under the agreement, which include acceleration of all amounts owing and enforcement of security. The JGB Loan Agreement allows for a 15 day cure period for certain defaults, which may be extended by another 15 days if cure is diligently pursued.

Bitzero and its subsidiaries shall use the proceeds of the loans governed by the JGB Loan Agreement for working capital and general corporate purposes, including the purchase of additional Bitcoin miners. As consideration for entering into the JGB Loan Agreement, Bitzero issued to the lenders warrants to purchase 4% of the issued and outstanding Bitzero Shares (on a fully diluted basis), being 19,559,862 warrants, at a purchase price of US$0.01 per Bitzero Share as of June 27, 2025, subject to certain terms and conditions for a period of 5 years following the completion of the Transaction (the “JGB First Warrants”). Specifically, if Bitzero issues or sells any Bitzero Shares, convertible securities or Bitzero Options after June 27, 2025 (the “JGB First Ratchet Issuance”), then the number of Bitzero Shares issuable upon the exercise of the JGB First Warrants shall be increased such that after giving effect to the JGB Ratchet Issuance, the holder’s ownership on a fully-diluted basis shall not be less than 4% of Bitzero Shares, provided such JGB Ratchet Issuance occurs at a price per share less than the fair market value on June 27, 2025 and excluding issuances under Bitzero’s equity incentive plans or strategic transactions approved by its board of directors.

The loans mature on June 27, 2028, and principal amortization payments of US$350,000 per month on the JGB First Draw commence six months after closing of the JGB First Draw, with adjustments if the delayed draw facility is utilized. The outstanding principal amount under the JGB Loan Agreement accrues interest at the applicable rate, which is the greater of (i) 14% per annum (the “Floor”) and (ii) a fluctuating per annum interest rate equal to the Term SOFR, or its replacement benchmark, plus 11%. Consequently, the interest rate on the loan may fluctuate over time according to changes in the benchmark rate but will never be less than the Floor. Interest is calculated on a 360-day year and is payable monthly in arrears. The JGB Loan Agreement includes financial covenants requiring minimum levels of cash and revenue, and includes fallback provisions for the benchmark rate, administrative rights to make conforming changes, and other customary representations, warranties, and covenants.

On October 20, 2025, Bitzero, Bitzero’s subsidiaries, and WBM entered into a Joinder, Delayed Draw Advance and Second Amendment to Loan and Guaranty Agreement (“JGB Second Draw Agreement”) with JGB Capital, LP, JGB Partners, LP, and Deepdale Investors, LLC, as lenders, and JGB Collateral LLC, as administrative agent and collateral agent for the lenders, which amended the JGB Loan Agreement.

Pursuant to the terms of the JGB Second Draw Agreement, the lenders agreed to provide a delayed draw advance in the aggregate principal amount of US$8,245,000 (inclusive of a US$245,000 original issue discount, resulting in US$8,000,000 of actual availability) (the “JGB Second Draw”), to be funded within two business days following the date of the JGB Second Draw Agreement, and which were deposited in escrow pending completion of the Transaction and were therefore released on the Effective Date. The delayed draw advance was subject to certain conditions precedent, including amendments to Norwegian security documents and related registrations, which have been satisfied. Monthly principal amortization payments will increase to US$515,000, commencing with the first payment date after the JGB Second Draw Agreement, which is six months following the date of the JGB Second Draw Agreement, and may be reduced proportionally in the event of conversion of any portion of the JGB Second Draw and a US$2,000,000 portion of the JGB First Draw (the “JGB First Draw Conversion Amount”). The JGB Second Draw Agreement also provides for voluntary conversion rights, allowing each lender, at its option, to convert the outstanding principal and accrued interest of the JGB Second Draw and the JGB First Draw Conversion Amount into Bitzero Shares at a conversion price of US$0.40 per share, subject to adjustment and beneficial ownership limitations. As consideration for entering into the JGB Loan Agreement, Bitzero issued to the lenders warrants to purchase 1% of the issued and outstanding Resulting Issuer Shares (on a fully diluted basis and as calculated as of the Effective Time), being 5,974,930 warrants, at a purchase price of US$0.01 per Bitzero Share as of October 20, 2025 for a period of five years following the completion of the Transaction, subject to certain terms and conditions (the “JGB Second Warrants”). If Bitzero issues or sells any Bitzero Shares or convertible securities after October 20, 2025 (the “JGB Second Ratchet Issuance”), then the number of Bitzero Shares issuable upon the exercise of the JGB Second Warrants shall be increased such that after giving effect to the JGB Second Ratchet Issuance, the holder’s ownership on a fully-diluted basis shall not be less than 1% of the Bitzero Shares, provided such JGB Second Ratchet Issuance occurs at a price per share less than the fair market value on October 20, 2025 and excluding issuances under Bitzero’s equity incentive plans or strategic transactions approved by its board of directors.

After implementing the Transaction, there are 2,553,479 JGB Warrants outstanding, each warrant entitles the holder thereof to purchase one Resulting Issuer Voting Share at a price of US$0.10 per Resulting Issuer Voting Share. Bitzero agreed to issue the JGB Warrants as an inducement to provide the credit facilities described above to Bitzero. The parties had initially proposed granting JGB a number of Bitzero Shares equal to the Bitzero Shares underlying the JGB Warrants; however, JGB determined that it was preferable for its own tax planning purposes for it to receive warrants with a nominal exercise price rather than shares. Additionally, the JGB Second Draw and the JGB First Draw Conversion Amount carry a principal amount of US$10,245,000 and may be converted into Resulting Issuer Voting Shares a conversion price of US$4.00 per Resulting Issuer Voting Share for a period of 5 years. This is equivalent to 2,561,250 Resulting Issuer Voting Shares.

d)	Investor Agreements

On April 4, 2022, as amended on May 13, 2022, Bitzero and OKAG entered into a letter of intent, in respect of an investment by OKAG or its nominee of US$11,000,000 in Bitzero for consideration of 27,500,000 Bitzero Shares at a price of US$0.40 per Bitzero Share (the “OKAG Investment”) and the transfer by certain shareholders of Bitzero of 9,166,667 Bitzero Shares to OKAG or its nominee for nominal consideration. Simultaneously, Bitzero and OKAG entered into various agreements, as described below.

On May 16, 2022, Bitzero issued an aggregate of 27,500,000 Bitzero Shares at a price of $0.40 per Bitzero Share for aggregate gross proceeds of US$11,000,000 to OKAG, in connection with the OKAG Investment. Furthermore, each of: (i) Akbar Shamji transferred 3,055,556 Bitzero Shares to OKAG; (ii) Fairfax Capital B.V. transferred 3,055,556 Bitzero Shares to OKAG; (iii) and Mohammed Bakhashwain transferred 3,055,556 Bitzero Shares to OKAG for nominal consideration.

On May 16, 2022, OKAG, Akbar Shamji, Mohammed Bakhashwain, and MNA Alliance AG, a company controlled by Mohammed Bakhashwain (MNA Alliance AG, together with Akbar Shamji and Mohammed Bakhashwain are the “Key Bitzero Shareholders”) entered into a letter agreement (the “OKAG Letter Agreement”).

The OKAG Letter Agreement contains, inter alia, tag-along rights, restrictive covenants and other rights in the event of the dissolution of Bitzero. The tag-along right describes certain situations involving a private sale by Key Bitzero Shareholders. The restrictive covenants describe certain situations that might affect the transfer of the Bitzero Shares owned by the Key Bitzero Shareholders and the dividends on these shares for a certain period of time. Finally, the OKAG Letter Agreement contains certain provisions relating to the liquidation proceeds received by the Key Bitzero Shareholders.

On May 16, 2022, the Key Bitzero Shareholders and OKAG entered into a voting agreement (the “OKAG Voting Agreement”) under which OKAG agrees to vote its Bitzero Shares or any shares of a successor corporation following a going public transaction, in the manner recommended by the Key Bitzero Shareholders under certain terms and conditions.

On May 16, 2022, OKAG and Bitzero entered into a pre-emptive rights agreement (the “OKAG Pre-Emptive Rights Agreement”), under which OKAG has certain pre-emptive rights in respect of the issuance of securities of Bitzero. Specifically, Bitzero cannot issue or agree to issue new Bitzero Shares or convertible securities exchangeable for Bitzero Shares to any person for: (i) cash, (ii) crypto mining equipment, or (iii) other assets, if such other assets are being transferred to Bitzero as in-kind consideration for Bitzero Shares and are transferred as part of a larger financing completed by Bitzero, unless Bitzero first offers OKAG or its nominee the opportunity to purchase a proportional amount of those securities. The proportion is based on OKAG’s shareholdings at the time of the offer, capped at 36,666,667 Bitzero Shares for calculation purposes. These pre-emptive rights do not apply to any distributions in the following circumstances:

●	A rights offering that is open to all shareholders of Bitzero including OKAG or its nominee;

●	An “at-the market distribution” as such term is defined in National Instrument 44 – 102 – Shelf Distributions;

●	A distribution of offered securities made only to OKAG, its nominee, or its affiliates; and

●	Issuances upon the conversion, exchange, or exercise of convertible securities.

The OKAG Pre-Emptive Rights Agreement automatically terminates, without any further action of the parties on the date that is the later of (i) 24 months after the effective date of the OKAG Pre-Emptive Rights Agreement and (ii) the date on which OKAG or its nominees holds less than 3% of the Bitzero Shares.

On May 16, 2022, Bitzero, OKAG, Akbar Shamji, and Mohammed Bakhashwain entered into an investor rights agreement (the “OKAG Investor Rights Agreement”). Pursuant to the OKAG Investor Rights Agreement, and subject to certain conditions being met, OKAG may be entitled to designate one (1) nominee to serve as a director on the Bitzero Board; and one nominee entitled to receive notice of and to attend and observe meetings of the Bitzero Board and Bitzero audit committee.

e)	Asset Purchase Agreements

On February 2, 2022, as amended on February 9, 2022, Bitzero completed an arm’s length transaction and entered into an asset purchase agreement (the “Phoenix Asset Purchase Agreement”) with Phoenix. Phoenix sold cryptocurrency mining machines to Bitzero, specifically, it sold “Bitmain ASIC miners” to Bitzero. Pursuant to the terms of the Phoenix Asset Purchase Agreement, Bitzero acquired 2,939 miners with a total computing power of 288,450 terra Hash per second (TH/s) at an average price of $100/TH. As consideration, Bitzero paid Phoenix an aggregate purchase price equal to 72,377,813 Bitzero Shares, issued at US$0.40 per Bitzero Share. Pursuant to the Phoenix Commitment Letter (as described below), some of Phoenix Bitzero Shares were exchanged for Bitzero Non-Voting Shares. The Phoenix Asset Purchase Agreement provides for certain first refusal, pre-emptive and nomination rights. The right of first refusal deals with rights to acquire and sell mining machines. The pre-emptive right provides certain rights to Phoenix in the event of the issuance of securities by Bitzero in certain circumstances. Phoenix may have nomination rights on Bitzero Board in certain circumstances.

On October 30, 2024, Phoenix entered into a commitment letter with Bitzero to conduct a share exchange (the “Phoenix Commitment Letter”). Pursuant to the Phoenix Commitment Letter, Phoenix agreed that immediately before the consummation of the Transaction pursuant to the Letter Agreement, it shall exchange (the “Phoenix Share Exchange”) a certain number of its Bitzero Shares for (i) Bitzero Non-Voting Shares and (ii) Resulting Issuer Non-Voting Shares. Pursuant to the Phoenix Commitment Letter, Phoenix shall complete the Phoenix Share Exchange, such that the following occur: Phoenix shall receive, in respect of its Bitzero Shares, a number of Resulting Issuer Voting Shares equal to the number of Resulting Issuer Voting Shares that Phoenix would have received under the Transaction had the Phoenix Share Exchange not occurred (the “Phoenix Default Share Total”), provided that the number of Resulting Issuer Voting Shares so received shall not exceed 9.99% of the issued and outstanding Resulting Issuer Voting Shares, as constituted immediately following the Transaction (the number of Resulting Issuer Voting Shares so received, the “Phoenix Common Share Total”); and (ii) secondly, Phoenix shall receive, in respect of its Bitzero Non-Voting Shares, a number of Resulting Issuer Non-Voting Shares equal to the difference between the Phoenix Default Share Total and the Phoenix Common Share Total. The total number of Resulting Issuer Voting Shares and Resulting Issuer Non-Voting Shares that Phoenix will hold after the Transaction is outlined in “Section 12 – Principal Securityholders.”

On October 30, 2025, Bitzero entered into a sales and purchase agreement (the “FAR Transformer Sales Agreement”) with FAR Holdings Bermuda Ltd. (“FAR”), an arm’s length third party. FAR agreed to supply Bitzero with electrical equipment for data center expansion, specifically, two new 60 megavolt-ampere phase station class power transformers and thirty-one 3,600 kilovolt-ampere phase distributor transformers. Pursuant to the terms of the FAR Transformer Sales Agreement, Bitzero will acquire the equipment for an aggregate purchase price of US$5,965,980, consisting of US$3,111,990 in cash and US$2,853,990 by way of a convertible note issued to FAR (the “FAR Convertible Note”). Bitzero will make payments in two tranches: i) US$428,098.50 to FAR upon closing; and (ii) US$2,683,891.50 of the cash consideration to FAR within five calendar days of the test and inspection report provided by the Equipment Manufacturer in compliance with the process described in the FAR Transformer Sales Agreement. The FAR Convertible Note will also be terminated if Bitzero has fully complied with its obligations under the FAR Transformer Sales Agreement and the following conditions have been satisfied (i) JY Transformer Co. Ltd (the “Equipment Manufacturer”) has successfully completed the inspection and testing process described in the FAR Transformer Sales Agreement for all of the equipment, (ii) a certificate by an independent international surveying company has been issued and accepted by Bitzero and (iii) the equipment has been made available for pickup at the Equipment Manufacturer’s premises in accordance with the ex works delivery term (collectively, the “FAR Conditions”) by April 22, 2026. The FAR Transformer Sales Agreement provides for delivery on an ex works basis at the manufacturer’s premises, with production completed within approximately 90 days of final drawing approval. The equipment is warranted for 36 months from installation, and the Equipment Manufacturer will provide technical support and spare parts for ten years from commissioning.

On October 30, 2025, Bitzero issued the FAR Convertible Note to FAR, as partial consideration under the FAR Transformer Sales Agreement. The FAR Convertible Note was issued in the principal amount of US$2,853,990, accrues interest at 10% per annum (12% upon default), and matures 18 months from the issue date. The holder may convert the outstanding principal and accrued interest into Bitzero Shares at a conversion price of US$0.40 per share at any time prior to maturity, subject to customary conversion mechanics and anti-dilution protections. All rights granted to FAR pursuant to the FAR Convertible Note are conditional upon the FAR Conditions being satisfied, including FAR’s right to convert the FAR Convertible Note into Bitzero Shares or to redeem the FAR Convertible Note, and the FAR Convertible Note shall be deemed null and void if the FAR Conditions have not been satisfied by April 22, 2026. The FAR Convertible Note is subordinate to senior debt.

f)	Property Purchases, Leases & Accompanying Agreements

(i)	First Norway Property

On May 26, 2021, as amended on June 7, 2021, and June 11, 2021, Exakraft, Exanorth, and a third-party company, XBit, entered into a master agreement (the “Exanorth Master Agreement”). Pursuant to the Exanorth Master Agreement, Exanorth, being the owner of and having title to the First Norway Property agreed to lease the First Norway Property to XBit, so XBit could establish a data center thereon. The material terms of the Exanorth Master Agreement are as follows:

●	The Exanorth Master Agreement lease term was for a period of 9 years and was to be automatically renewed for a 5-year period unless terminated by a notice. The rent was €9,000 per month.

●	XBit was granted an option to purchase 66% of Exanorth Shares, and thereby purchase the First Norway Property at a price of €20,000 per Exanorth Share, on a cash and debt free basis (the “Exanorth Option”). The Exanorth Option was for a period of 18 months, beginning on the first day of the Exanorth Master Agreement and the purchase of the First Norway Property through the purchase of 66% of Exanorth Shares was not to be completed more than 14 business days after the exercise of the Exanorth Option.

●	Exakraft undertook not to pledge the Exanorth Shares without prior written consent of XBit and could not dispose the Exanorth Shares without first offering them to XBit to acquire pursuant to the Exanorth Option.

●	In addition to the payment of the rent of the Exanorth Master Agreement and the Exanorth Option purchase price, XBit shall pay Exakraft an option premium of €2,500,000 for the Exanorth Option.

●	In the event that XBit does not establish a data center on the First Norway Property for a period of one year or for the same period consumes less than a certain amount of electricity per month, Exanorth shall have the exclusive right to unilaterally cancel the Exanorth Master Agreement with 6 months notice and repurchase 66% of the Exanorth Shares.

●	XBit retained Exakraft to render consulting services in relation to the establishment of a data center on the First Norway Property.

On June 17, 2021, XBit, Bitzero, Exanorth, and Exakraft entered into a declaration of transport, whereby the parties agreed to a transfer of XBit’s position, including all rights and obligations, under the Exanorth Master Agreement to Bitzero (the “First Norway Property Declaration of Transport”). Consequently, by execution of the First Norway Property Declaration of Transport, the parties to the Exanorth Master Agreement were Bitzero, Exanorth, and Exakraft.

On August 6, 2021, an addendum to the Exanorth Master Agreement was entered into between Bitzero, Exanorth, and Exakraft. The material terms of the addendum are as follows:

●	Exakraft agrees to sell the land to Bitzero through the sale of 66% of Exanorth Shares to Bitzero. The consideration for the transfer of Exanorth Shares shall be the issuance of 2,500,000 Bitzero Shares to Exakraft. Exakraft has the right to later transfer the Bitzero Shares to Frank Aadnevik and Atle Risoy.

●	Bitzero shall thereafter have the obligation to pay to Exakraft a fixed sum of €1,188,000.

On October 22, 2021, Bitzero and Exakraft entered into a share purchase agreement, as amended on November 10, 2021, January 14, 2022, January 31, 2022, February 10, 2022, and March 1, 2022 (together, the “Exanorth SPA”) through which Bitzero exercised the Exanorth Option. Pursuant to the Exanorth SPA, Bitzero exercised the Exanorth Option as set out in the Exanorth Master Agreement and purchased 66% of the Exanorth Shares held by Exakraft on October 21, 2021. As consideration, Bitzero: (i) issued 5,000,000 Bitzero Shares; and (ii) was to pay €1,188,000 (excluding VAT) by December 15, 2021 (the “Exanorth Deferred Consideration”). Under the Exanorth SPA, if the Exanorth Deferred Consideration was not paid by December 15, 2021, the Exanorth Deferred Consideration was to incur an interest rate in accordance with the Norwegian Interest on Late Payment Act. Additionally, pursuant to the Exanorth SPA, Bitzero was granted the ability to acquire the remaining 34% of Exanorth Shares from Exakraft (the “Second Exanorth Option”). The consideration for the Second Exanorth Option was:

(i)	Bitzero was to pay €2,200,000 to Exakraft no later than February 25, 2022; and

(ii)	Provided that €2,200,000 was paid in full to Exakraft no later than February 25, 2022, Bitzero was to pay to Exakraft an additional amount of US$1,900,000 for the Second Exanorth Option, if the Bitzero Shares being issued were trading in a public market at a total market value of less than US$10,000,000, measured as the average price over a period of 5 trading days

(collectively, the “Second Exanorth Option Consideration”).

On June 10, 2022, in connection with the Exanorth SPA and Exanorth Master Agreement, Bitzero entered into a side letter with Exakraft. Pursuant to the side letter, Bitzero purchased the remaining Exanorth Shares from Exakraft. Bitzero and Exakraft agreed that upon Bitzero transferring €2,400,000 to Exakraft, the following payments to Exakraft were considered settled:

(i)	the Exanorth Deferred Consideration; and

(ii)	the Second Exanorth Option Consideration.

On June 17, 2024, Exanorth entered into a settlement agreement with Exakraft (the “Exanorth-Exakraft Settlement Agreement”) pursuant to which Exanorth settled outstanding debt of NOK 4,360,895 owing to Exakraft under the Exanorth Master Agreement. The debt related to overage fees for energy consumed. Pursuant to the Exanorth-Exakraft Settlement Agreement, the parties agreed as follows:

●	Exanorth transferred 1,000,000 Bitzero Shares to Exakraft;

●	Exanorth paid Exakraft NOK 878 158;

●	Mr. Frank Aadnevik shall remain Chief Executive Officer of Exanorth for one (1) year from the date of the Exanorth-Exakraft Settlement Agreement; and

●	Exanorth shall purchase and Exakraft shall sell 100% of the shares in Klimacloud AS (org nr 927 180 391) (“Klimacloud”), a company engaged in the business of operating greenhouse land and activities related thereto, entering into a separate share purchase agreement (the “Klimacloud SPA”). Entering into the Klimacloud SPA is a condition of the validity of the Exanorth-Exakraft Settlement Agreement.

On August 28, 2024, Exakraft, Exanorth, and Klimacloud entered into the Klimacloud SPA. Pursuant to the Klimacloud SPA, Exakraft agreed to sell Klimacloud to Exanorth for consideration of NOK 2,000,000 and the 1,000,000 Bitzero Shares acquired pursuant to the Exanorth-Exakraft Settlement Agreement. As of the date hereof, the 1,000,000 Bitzero Shares have been transferred to Exakraft and NOK 300,000 has been paid to Exakraft. Upon Exanorth paying the balance of NOK 1,700,000 to Exakraft, the shares of Klimacloud will be transferred to Exanorth.

(ii)	Second Norway Property

On January 12, 2024, Aadnevik Invest entered into an option and lease agreement with Liv Tømmermo-Reitan, a Norwegian company that owns the Second Norway Property (the “Second Norway Property Option and Lease Agreement”). The material terms of the Second Norway Property Option and Lease Agreement are as follows:

●	Aadnevik Invest has the right to prepare a zoning plan, technical plans, engineering and potential development in line with approve plans and applicable local guidelines or requirements to use the Second Norway Property for construction and commercial purposes;

●	Aadnevik Invest has an exclusive option to rent the Second Norway Property for a period of 7 years from the date that the option to lease the Second Norway Property is exercised;

●	When the option to lease the Second Norway Property is exercised, Aadnevik Invest shall make a one-time payment to Liv Tømmermo-Reitan in the amount of NOK 25,000;

●	Effective from the date that the lease comes into force, the rent shall be NOK 12,000 per month, payable by Aadnevik Invest;

●	Aadnevik Invest may transfer their rights and obligations to another company they own or have an interest in, with the consent of Liv Tømmermo-Reitan; and

●	Tensio or an equivalent energy supplier, has the right to lay the necessary cables in the ground to ensure sufficient energy supply to the location.

On July 12, 2024, Aadnevik Invest transferred all of its interests, rights, and obligations under the Second Norway Property Option and Lease Agreement to Exanorth (the “Second Norway Property LTA”).

(iii)	North Dakota Property

On July 18, 2022, ND I, LLC and Cavalier County Job Development Authority entered into a purchase and sale agreement (the “North Dakota Property Purchase Agreement”). Pursuant to the North Dakota Property Agreement, ND I, LLC purchased North Dakota Property from Cavalier County Job Development Authority, as well as:

●	all buildings and improvements located on the North Dakota Property and all rights, interest, title to any and all fixtures thereto;

●	all rights appurtenant to the North Dakota Property, including any strops and gores abutting the North Dakota Property;

●	all permits, entitlements, government approvals, certificates of occupancy, license, or other form of authorization or approval issued by a government agency or authority and legally required for the construction, ownership, operation, and use of the North Dakota Property;

●	any written warranty, guarantee, or other obligation from any contractor, manufacturer, or vendor to any improvements, furnishings, fixture, or equipment located at the North Dakota Property, to the extent assignable;

●	all other rights, privileges, easements, licenses, appurtenances, and hereditaments relating to the North Dakota Property; and

●	the plans, surveys, specifications, drawings, architectural engineering drawings, and other information relating to the construction and history of the North Dakota Property

(collectively, the “North Dakota Property Ancillaries”).

As consideration for the purchase of the North Dakota Property and the North Dakota Property Ancillaries, ND I, LLC paid Cavalier County Job Development Authority a purchase price of US$250,000.

On July 18, 2022, in connection with the North Dakota Property Purchase Agreement, ND I, LLC and Cavalier County Job Development Authority entered into a limited option agreement (the “ND I, Limited Option Agreement”), pursuant to which ND I, LLC grants Cavalier County Job Development Authority a limited, exclusive option to purchase the North Dakota Property including the North Dakota Property Ancillaries (the “North Dakota Property Option”). The ND I, Limited Option Agreement provides that in the event that ND I, LLC fails to construct a 10MW data center on the North Dakota Property by July 1, 2027, Cavalier Country Job Development Authority shall have the right to purchase the North Dakota Property including the North Dakota Ancillaries from ND I, LLC. In the event that ND I, LLC constructs the data center on the North Dakota Property before July 1, 2027, the North Dakota Property Option shall automatically terminate. In the event that ND I, LLC fails to develop the North Dakota Property in the manner stipulated under the ND I, LLC Option Agreement, the term of the North Dakota Property Option shall commence on July 2, 2027, and automatically terminate on October 1, 2027.

On December 29, 2022, ND I, LLC and Cavalier County Job Development Authority entered into a memorandum of right of first refusal (the “ND I, ROFR”) under which ND I, LLC has granted Cavalier County Job Development Authority the right of first refusal to purchase the North Dakota Property. The ND I, ROFR expires on October 31, 2027.

On September 12, 2022, ND I, LLC entered into a lease agreement with 1026 NP Avenue Master Tenant LLC, a North Dakota limited liability company. Pursuant to the lease agreement, ND I, LLC leased 2,156 square feet of a building owned by 1026 NP Avenue Master Tenant LLC and ND I, LLC was to use the premises as its office, paying annual base rent of US$42,720.00. The term of the lease was 60 months. ND I, LLC and 1026 NP Avenue Master Tenant LLC are in the process of terminating the agreement. On November 8, 2024, ND I, LLC and 1026 NP Avenue Master Tenant LLC terminated the lease agreement by entering into a settlement agreement. ND I, LLC paid 1026 NP Avenue Master Tenant LLC US$33,000 and will make an additional payment of US$42,000 by no later than January 31, 2025.

On August 1, 2024, Bitzero, ND I, LLC, entered into an agency agreement with Cushman & Wakefield U.S., Inc. (the “C&W Agency Agreement”). Pursuant to the C&W Agency Agreement, Cushman & Wakefield U.S. Inc., is granted the exclusive right to sell, lease or negotiate the real global real estate for the North Dakota Property. Specifically, Cushman & Wakefield U.S. Inc. will use its best efforts to obtain a satisfactory developer partner, lessee, or purchaser for the North Dakota Property on terms that are acceptable to Bitzero and ND I, LLC. The C&W Agency Agreement expires on January 31, 2025, and if during the term of the agreement, Bitzero or ND I, LLC leases or negotiates a developer partnership agreement in any interest in the North Dakota Property, they will pay Cushman & Wakefield U.S., Inc. a commission as set out in the C&W Agency Agreement.

On May 14, 2025, ACCT, Inc. filed a lawsuit in Cavalier County District Court, North Dakota (Case No. 10-2025-CV-00024) against ND I, LLC, seeking to enforce a construction lien and recover payment for asbestos removal and restoration work performed on the Nekoma Pyramid. The amount claimed by ACCT, Inc. is US$131,544.91, based on invoices dated December 5, 2022. Prior to filing the lawsuit, ACCT, Inc. issued a notice of intent to lien on December 3, 2024, recorded a construction lien on February 6, 2025, and served a notice of intent to enforce the lien on April 15, 2025. On October 29, 2025, ACCT, Inc. and ND I, LLC entered into a mutual release and settlement of claims, pursuant to which the parties settled the dispute in consideration for the payment by ND I, LLC of US$110,000 to ACCT, Inc., which amount has been paid as of the date hereof.

(iv)	Finland Real Estate Agreements

On January 23, 2025, Bitzero entered into a share purchase agreement with a third party to purchase all of the issued and outstanding shares of Bitzero Finland. As consideration, Bitzero paid €2,000 and Bitzero Finland became a wholly-owned subsidiary of Bitzero.

On February 10, 2025, Bitzero Finland entered into three agreements with the city of Kokemäki, Finland being: (i) a preliminary agreement on purchase of certain real estate (the “Finland Preliminary Agreement”); (ii) a real estate purchase agreement (the “Finland Real Estate Purchase Agreement”); and (iii) an agreement on the reservation and option to buy real estates (the “Finland Option Agreement”, together with the Finland Preliminary Agreement and the Finland Real Estate Purchase Agreement the “Finland Property Agreements”). Pursuant to the Finland Property Agreements, Bitzero Finland has paid aggregate consideration of €746,200 to the city of Kokemäki, Finland, to date.

Pursuant to the Finland Preliminary Agreement, the city of Kokemäki, Finland must sell certain real estate to Bitzero Finland if certain conditions precedent are met. There are two pieces of real estate contemplated under the Finland Preliminary Agreement: (i) a building plot located in Kokemäki, Finland having a total area of 54,000m2 (inclusive of the build plot and unseparated piece of land) (“Finland Real Estate I”); and (ii)  an unseparated piece of land having a total area of 73,000m2 (“Finland Real Estate III”). A summary of the terms pertaining to Finland Real Estate I and Finland Real Estate III are set out below:

Finland Real Estate I

●	The purchase price shall be €324,000. Bitzero Finland paid a non-refundable reservation fee of 10% of the purchase price already.

●	For the sale and conveyance of Finland Real Estate I to take effect, Bitzero Finland must confirm availability of an additional power capacity of at least 500MW or other additional power capacity specified by the parties at the site.

Finland Real Estate III

●	The purchase price shall be €438,000. Bitzero Finland paid a non-refundable reservation fee of 10% of the purchase price already.

●	For the sale and conveyance of Finland Real Estate III to take effect, Bitzero Finland must confirm availability of an additional power capacity of at least 60MW at Finland Real Estate III or the Finland Real Estate II. For clarity, the minimum aggregate power supply availability at Finland Real Estate III and Finland Real Estate II together shall then be at least 100MW.

Pursuant to the Finland Real Estate Purchase Agreement, Bitzero Finland purchased the Finland Real Estate II for aggregate consideration of €570,000. Bitzero Finland has an obligation to build pursuant to the Finland Real Estate Purchase Agreement; it must (i) procure an aggregate power supply of not less than 40MW at Finland Real Estate II; and (ii) build and install a data center on Finland Real Estate II with the aggregate installed power consumption of not less than 40MW within two years after a power supply of 40MW has become available on Finland Real Estate II. Additionally, Bitzero Finland shall not sell the or otherwise transfer the Finland Real Estate II until the building obligations described above are fulfilled.

Pursuant to the Finland Option Agreement, Bitzero Finland paid a reservation fee of €100,000 to reserve a land area of 700,000m2 and was granted an option to purchase the reserved area through written notice to the city of Kokemäki, Finland. If Bitzero Finland chooses to exercise the option, it shall purchase the reserved area for €6/ m.2 Once the option is exercised, Bitzero Finland must fulfil a number of obligations including but not limited to procuring an aggregate power supply of 500MW-1000MW at the reserved area and building and installing a data center with the aggregate installed power consumption of 500MW-1000MW.

g)	Norway Data Center Agreements Mining Pool Agreements

On May 26, 2022, Bitzero and Luxor entered into a services agreement (the “Luxor Services Agreement”) pursuant to which Bitzero engaged Luxor to set up a Mining Pool (the “Luxor Mining Pool”) and provide maintenance of the Luxor Mining Pool on a cloud host that Luxor and Bitzero have access to. Pursuant to the Luxor Services Agreement, Luxor also shall provide maintenance of the software underlying the Luxor Mining Pool, that has the specifications of a commercially standard cryptocurrency Mining Pool (the “Luxor Software”), which is licensed by Luxor to Bitzero. The Luxor Software includes any other software intentionally delivered to Bitzero, such as any updates delivered pursuant to maintenance and support services and/or hosting services provided by Luxor. Luxor and Bitzero both understand that nothing in the Luxor Services Agreement creates any responsibility on Luxor to manage any Bitzero cryptocurrency wallets, which are the sole responsibility of Bitzero. For clarity, the parties agreed that all cryptocurrencies created by the Luxor Software are the property of Bitzero and its customers and any cryptocurrency related to Luxor wallets are Luxor’s responsibility.

The material terms of the Luxor Services Agreement are as follows:

●	The Luxor Services Agreement is for a fixed term of 36 months from the effective date (May 26, 2022) and shall automatically extend for successive 12-month periods, unless terminated by either party in accordance with its terms;

●	Luxor agrees to provide maintenance and support services to Bitzero, including the following:

(a)	Ensuring that the Luxor Mining Pool is capable of receiving Hash power and includes basic upkeep of the Luxor Mining Pool. Any issues with the Luxor Mining Pool not receiving Hash power correctly will be fixed by Luxor at no cost

(b)	Net new features that differentiate from the current Luxor Software will be discussed in separate agreements, as requested by Bitzero;

●	Luxor agrees to provide the following hosting services:

(a)	Deploy the Luxor Software;

(b)	Use its reasonable endeavors to keep the Luxor Software up-to-date;

(c)	Maintain adequate security protection of the Luxor Software; and

(d)	Monitor the performance of the Luxor Software for reporting back to Bitzero;

●	Bitzero is responsible for ensuring that it has the requisite hardware and software necessary to deploy and access the Luxor Mining Pool;

●	Bitzero and Luxor agree to jointly file a provisional patent to protect the methodology used to create the pool. If the patent is accepted and granted as an industrial patent, Luxor and Bitzero are to split the benefits that accrue as a result of the ownership of the intellectual property; notably, the patent has not yet been filed;

●	Luxor is to deploy and maintain the Luxor Software for the Luxor Mining Pool, provide hosting services related to the software, and ensure that the aggregate monthly downtime percentage does not exceed 2%. For clarity, “downtime percentage” is the percentage of time that the Luxor Software is not operational or productive and negatively impacts the overall mining performance and profitability;

●	Bitzero agrees that it and its clients shall provide the Hashrate power that is operational to the Luxor Mining Pool (See “Section 5.1 – Overview: Bitzero & Principal Markets – Bitcoin Mining Overview” for a description of Hashrates);

●	The following payments were made pursuant to the Luxor Services Agreement:

(a)	Bitzero paid Luxor for the set-up infrastructure costs totaling US$1,050,000;

(b)	Luxor Mining Pool fees are split by Luxor and Bitzero, whereby Luxor receives 0.20% of each Total Miner Reward and Bitzero will receive the remaining 99.8% of each Total Miner Reward.

On February 28, 2024, Bitzero and Luxor entered into a developer fee addendum agreement, which provides for updates to the terms of the end use license agreement that governs Bitzero’s use of Luxor’s software. Under the agreement, Bitzero pays Luxor a fee equal to 2.80% of the Hashrate which is taken directly from ASICs connected to the Luxor Operating System. For clarity, this means that Luxor is entitled to use 2.80% of the Hashrate generated by Bitzero. The term of the agreement is one year, and the agreement shall automatically renew thereafter unless Bitzero provides a notice of non-renewal 60 days prior to the expiration.

h)	Hosting & Management Agreements

Previous Agreements with Sowrer

On September 16, 2022, as amended on March 14, 2023, Exanorth and Sowrer entered into a hosting and maintenance services agreement, (the “Sowrer Hosting and Maintenance Services Agreement”). Pursuant to the Sowrer Hosting and Maintenance Services Agreement, Sowrer engaged Exanorth to host its digital asset mining equipment, and Exanorth provides the deployment, hosting and maintenance services. The Hosting and Maintenance Services Agreement was fixed for a term of 32 months, extendable to 34 months under certain conditions and is to be automatically terminated if Exanorth exercised its option to purchase the Sowrer Equipment pursuant to the Sowrer Option Agreement.

On September 16, 2022, as amended on March 14, 2023, Exanorth and Sowrer entered into a lease agreement whereby the certain equipment owned by Sowrer was leased to Exanorth for use at the Norway Data Center (the “Sowrer Equipment Lease”). The equipment leased by Sowrer pursuant to the Sowrer Equipment Lease includes: (i) 15 containers consisting of goldingen containers, 312 miners capacity, access control, fire alarms, and CCTV; (ii) 6 high voltage housing transformers; and (iii) 6 high voltage transformers (collectively, the “Sowrer Equipment”). The material terms of the Sowrer Equipment Lease were as follows:

●	The Sowrer Equipment Lease was for a fixed term of 34 months.

●	The rent for the Sowrer Equipment under the Sowrer Equipment Lease is US$71,170.62 per month for the first six months and US$50,489.21 per month for the remainder of the term of the Sowrer Equipment Lease.

On September 16, 2022, with an effective date of November 1, 2022, as amended on March 14, 2023, Exanorth and Sowrer entered into a call option agreement (the “Sowrer Option Agreement”). Under the Sowrer Option Agreement, Exanorth has an option to buy the Sowrer Equipment, by providing Sowrer with written notice. The option can be exercised during the term of the Sowrer Equipment Lease.

The Sowrer Hosting and Maintenance Services Agreement, Sowrer Equipment Lease, and Sowrer Option Agreement have been replaced by the Sowrer LTGA, as disclosed under “New Sowrer – Exanorth Agreements” below.

Agreements with Arcane

On June 10, 2022, Exanorth entered into a hosting agreement with Arcane (the “Exanorth-Arcane Agreement”), under which Exanorth arranges space and other equipment necessary to operate computers and related hardware for cloud computing at the Norway Data Center (the “Arcane Servers”). The Exanorth-Arcane Agreement will remain in effect until terminated. The parties may terminate the Exanorth-Arcane Agreement with 90 days written notice to the other party after the initial 12-month period. The Exanorth-Arcane Agreement is still in effect, but the Arcane Servers were taken over by Sowrer pursuant to the Sowrer LTGA; see below under “New Sowrer-Exanorth Agreement.”

New Sowrer – Exanorth Agreements

On April 13, 2024, Sowrer and Exanorth entered into three new agreements which replace the Sowrer Hosting and Maintenance Services Agreement, Sowrer Equipment Lease, Sowrer Option Agreement, and G75 Management Agreement (collectively, the “Original Exanorth Hosting Agreements”).

On April 13, 2024, Sowrer and Exanorth entered into a lease transfer and governance agreement (the “Sowrer LTGA”). Pursuant to the Sowrer LTGA, Sowrer assumed such rights, contracts and/or assets to (i) acquire power access rights and secure connection to 17MW of the Norway Data Center (the “Sowrer Leased Area”); (ii) continue to own and directly operate the Sowrer Equipment in a separate area of the Norway Data Center; (iii) a 15-year lease for a 17MW plot in the Norway Data Center; (iv) continue to benefit from the Energy Provider Power Agreement; and (v) replace Arcane in the Exanorth-Arcane Agreement. As consideration for termination of the Original Exanorth Hosting Agreements and for entering into the Sowrer LTGA, Sowrer Lease, and the Sowrer Grid Agreement, Sowrer paid the following consideration to Exanorth: (i) US$1,000,000 on April 13, 2024; (ii) US$3,500,000 on April 13, 2024; and (iii)  assume the recurring payments that need to be made pursuant to the Sowrer-Exanorth Lease Agreement and Sowrer-Exanorth Power Agreement. Additionally, pursuant to the Sowrer LTGA, Exanorth is entitled to exercise an option whereby, upon payment of US$16,000,000 to Sowrer, Exanorth will be entitled to the Sowrer Equipment. Following execution of the Sowrer LTGA, Sowrer was to deploy the (i) Sowrer Equipment with an initial capacity of 14MW; and (ii) Sowrer was to also host 2MW of the Arcane Servers at the Sowrer Leased Area, pursuant to the Exanorth-Arcane Agreement. As of the date of this Listing Statement, Sowrer has not paid US$3,500,000 owing under the Sowrer LTGA, consequently, Sowrer may only use 9.5MW of capacity and the remainder is under discussion.

On April 13, 2024, in connection with the Sowrer LTGA, Sowrer and Exanorth entered into a lease agreement in respect of the Sowrer Leased Area (the “Sowrer-Exanorth Lease Agreement”). The Sowrer-Exanorth Lease Agreement is for a fixed term of 15 years from the closing of the Sowrer LTGA and Sowrer shall pay US$120,000 in rent per year in respect of the Sowrer Leased Area. Additionally, pursuant to the Sowrer LTGA, if Exanorth wishes to sell or otherwise dispose of all or part of the First Norway Property, Sowrer has a right of first refusal to purchase the Sowrer Leased Area or parts of the First Norway Property being sold. If Sowrer transfers its right to lease to a third party or carries out a change of control, Exanorth has the right of first refusal to step in to Sowrer’s position at the same terms.

On April 13, 2024, in connection with the Sowrer LTGA, Sowrer and Exanorth entered into a grid, connection, maintenance and power supply agreement (the “Sowrer-Exanorth Power Agreement”). Pursuant to the Sowrer-Exanorth Power Agreement, Exanorth undertakes to ensure that grid connection/capacity and power supply for 17MW are available for Sowrer at the Sowrer Leased Area at all times to ensure that Sowrer can operate the Sowrer Equipment and fulfil its obligations under the Exanorth-Arcane Agreement. For clarify, the Sowrer-Exanorth Power Agreement is not a supply of grid services and power, but rather a confirmation that Exanorth shall ensure that sufficient power is distributed to the Sowrer Leased Area. Since the total consideration was not paid under this agreement, the available capacity for Sowrer to use was adjusted to 9.5MW on a pro rata basis.

i)	Grid & Power Agreements

On January 1, 2023, Exanorth and an Energy Provider entered into two power delivery agreements (the “Energy Provider Power Agreements”), whereby the Energy Provider provides physical power delivery and additional services to the First Norway Property.

On February 21, 2024, Exanorth entered into a flexibility services agreement (the “Flexibility Services Agreement”) incorporated under the laws of Sweden (“Flexibility Provider”). The Flexibility Services Agreement enables Exanorth to stabilize frequencies for the central grid at the First Norway Property. It provides that the Flexibility Provider is to assess the availability of the flexible capacity (MW), the value of flexible capacity (MW) and how to unlock the flexible capacity at the First Norway Property. The agreement is for a term of three years and there was a one-time payment made to the Flexibility Provider, in the amount of €500.00. Additionally, Exanorth pays the Flexibility Provider an additional monthly fee based on the number of resource types for operating the control system and the connection with the resources, for €100.00 per month.

j)	Intercompany Agreements

On December 15, 2021, the Barbadian Subsidiary entered into a data services agreement with Exanorth (the “Barbadian-Exanorth Data Services Agreement”), under which Exanorth provides cryptocurrency mining services and mines cryptocurrency for the Barbadian Subsidiary. As consideration, the Barbadian Subsidiary pays Exanorth a monthly service fee equal to Exanorth’s costs plus an 11% margin. The term of the Barbadian-Exanorth Data Services Agreement is indefinite, but the parties may terminate the agreement within 90-day prior written notice.

k)	Investor Relations Contracts

On September 15, 2025, Bitzero entered into a consulting services agreement with Triomphe Holdings Ltd., whereby Triomphe Holdings Ltd. provides services relating to ongoing capital markets consultation, social media consultation, social sentiment reporting, social engagement reporting, dissemination of news releases, discussion forum monitoring and reporting, and corporate video dissemination. Bitzero’s agreement with Triomphe Holdings Ltd. is for an initial term of 6 months, for which Bitzero paid C$120,000 as consideration. Bitzero holds a renewal option under its agreement with with Triomphe Holdings Ltd. for an additional 6 months at a price of C$75,000.

On September 30, 2025, Bitzero entered into a service agreement with Bluehand Consulting AG, located in Switzerland, whereby Bluehand Consulting AG provides various digital marketing media services to Bitzero including: branding and content creation, introduction of Bitzero to various corporate and media partners, introduction to professionals in the Bitcoin mining industry, supporting developing corporate materials for presentations and strategic partners, preparing valuation materials, sourcing acquisition and investment targes, and any other services Bitzero may reasonably request. The agreement with Bluehand Consulting AG expires on the earlier of October 1, 2026 or when the budget in the agreement has been spent. Bitzero paid Bluehand Consulting AG an initial fee of EUR250,000 for services rendered under the agreement.

On September 30, 2025, Bitzero entered into a corporate marketing and investor awareness agreement with i2i Marketing Group, LLC, whereby i2i Marketing Group, LLC provides services including content creation management, author sourcing, project management, and media distribution. The agreement establishes an initial media budget of US$250,000, with subsequent monthly campaigns managed through supplemental insertion orders. Either party may terminate the agreement with 10 days’ written notice. The Resulting Issuer intends to issue a press release upon the commencement of the initial media campaign. No payments have been made yet under this agreement.

l)	Other

Effective June 1, 2023, ND ZCD CTC LLC was organized under the laws of North Dakota. Bitzero advanced €50,000 to ND ZCD CTC LLC and had a 20% interest in it, upon its formation. Pursuant to a memorandum of understanding entered into on June 12, 2024, Bitzero sold its membership interest in ND ZCD CTC LLC to a third party in exchange for €50,000.

On March 25th, 2025, Bitzero entered into a letter of intent with Lista Renewable Energy Park Site, to form a new joint venture under the laws of Norway for the establishment of a data center on the Lista energy park situated in Vanse, Norway to be owned by the joint venture thereof. The joint venture is to be the asset manager of the property and the letter of intent provides that the parties would share in the profits and losses of the joint venture 50%-50%, among other terms. The parties are to negotiate and execute a mutually acceptable joint venture agreement and accessory agreements no later than August 1, 2025.

Under the letter of intent, Bitzero’s percentage of ownership in the joint venture will be increased to seventy-five percent (75%) if the joint venture concludes a financing of 600-650 million NOK for the construction of a high voltage infrastructure and an amount corresponding to twenty-five percent (25%) and an amount corresponding to twenty-five percent (25%) of the value of the Lista property shall be contributed by Bitzero. Simultaneously, the Lista property shall be transferred to the joint venture as a contribution by Lista.

On March 25, 2025, the parties extended the outside date to conclude all joint venture agreements and accessory agreements to December 31, 2025.

4.2.	The Transaction

On August 21, 2025, Bitzero and WBM entered into a non-binding Letter Agreement (the “Letter Agreement”), which became the definitive agreement on November 18, 2025¸ when Bitzero confirmed its satisfaction with due diligence. The Letter Agreement outlines the terms and conditions upon which WBM acquired the issued and outstanding equity securities of Bitzero. The Transaction was completed on November 19, 2025 pursuant to which the Resulting Issuer assumed the business of Bitzero. The material terms of the Letter Agreement are set out below.

Representations, Warranties and Covenants

The Letter Agreement contains customary representations and warranties made by each of the parties in respect of the respective assets, liabilities, financial position, business and operations of Bitzero and WBM. Both Bitzero and WBM also provided covenants in favour of each other in the Letter Agreement which govern the conduct of the operations and affairs of each respective party prior to the Transaction.

Immediately prior to Closing, WBM had the following securities outstanding including convertible securities: (i) 250,000 WBM Common Shares issued and outstanding; and (ii) 97,927 WBM Warrants, each exercisable for the purchase of one WBM Common Share at a price of C$3.60 per WBM Common Share, expiring on November 30, 2025.

Terms of the Transaction

The terms of the Transaction were as follows:

1.	WBM held the WBM Meeting on August 25, 2025, whereby shareholders approved the replacement of the articles and notice of articles of the Corporation providing for, among other things, (i) the restatement of the rights and restrictions of the existing class of WBM Common Shares, and (ii) the creation of a class of non-voting shares that have substantially the same terms and conditions as the WBM Common Shares but for not entitling the holders thereof to vote and which are convertible, subject to certain limitations, into WBM Common Shares on a one-for-one basis (the “Resulting Issuer Non-Voting Shares”).

2.	On July 24, 2025, WBM completed the WBM Adjustment by completing a share split of the WBM Common Shares on a basis of 250,000 post-WBM Common Shares for every one (1) pre-WBM Common Share such that the number of post-WBM Common Shares is 250,000.

3.	WBM obtained shareholder approval immediately prior to the Effective Time of (i) the election of the directors of the Resulting Issuer, as selected by Bitzero; (ii) the Omnibus Incentive Plan; (iii) the Name Change; and (iv) the Rights Plan via written resolution.

4.	Bitzero completed the following financings in connection with the Transaction: (i) the Bitzero 2024 Financing, which closed in tranches from September 11, 2024, to July 31, 2025, and issued 35,515,000 Bitzero Shares at a price of US$0.20 per Bitzero Share for aggregate gross proceeds of US$7,103,000; (ii) the Bitzero 2025 Financing, which closed in tranches from August 1, 2025, to October 14, 2025, and issued 4,771,750 Bitzero Shares at a price of US$0.40 per Bitzero Share for total gross proceeds of US$1,908,700, and one lead subscriber that subscribed for gross proceeds of US$1,500,000 was also issued 3,750,000 warrants, each exercisable for the purchase of one Bitzero Share at a price of US$0.40 per share for a period of 24 months; (iii) the JGB First Draw, which closed on June 27, 2025, being a secured term loan in the principal amount of US$17,510,000 (subject to a US$510,000 original issue discount) maturing June 27, 2028, with associated warrants to purchase 4% of Bitzero Shares (on a fully diluted basis) being 19,559,862 warrants, at a purchase price of US$0.01 per Bitzero Share at US$0.01 per share for a period of five years following the completion of the Transaction; (iv) the JGB Second Draw, which closed on October 20, 2025, being a draw term loan in the principal amount of US$8,245,000 (inclusive of a US$245,000 original issue discount), with associated warrants to purchase 1% of the Resulting Issuer Shares (on a fully diluted basis) being 5,974,930 warrants, at a purchase price of US$0.01 per Bitzero Share at US$0.01 per shares for a period of five years following the completion of the Transaction; and (iv) the Bitzero Convertible Note Financing, which closed in tranches from October 6, 2025 to October 10, 2025, being the issuance of convertible notes for aggregate gross proceeds of US$1,075,000, convertible at US$0.40 per Bitzero Share, and including an aggregate of 2,687,500 warrants to purchase Bitzero Shares at a price of US$0.50 per share for a period of two years. WBM completed the WBM FinCo Debt Settlement immediately prior to the Effective Time to settle aggregate indebtedness of C$205,647,70 at a price of C$0.05 per FinCo Share which resulted in the issuance of 4,112,954 FinCo Shares.

5.	Bitzero issued 1,750,000 Bitzero Shares to certain arm’s length parties, in connection with the Transaction as a finder’s fee (the “Finder Shares”).

6.	Immediately prior to the Closing, (i) the WBM Board resigned and the Resulting Issuer Board consisting of Mohammed Bakhashwain, Giovanni Gaudenzi, Claudia Di Iorio, and Gilles Seguin was appointed, (ii) the Omnibus Incentive Plan was adopted in place of WBM’s stock option plan, (iii) WBM adopted a new set of articles and creating the Resulting Issuer Non-Voting Shares; and (iv) WBM adopted the Rights Plan.

7.	WBM amalgamated with WBM SubCo 3, pursuant to which WBM implemented the Name Change and adopted the name “Bitzero Holdings Inc.”

8.	The Transaction was completed through a business combination by way of a triangular amalgamation pursuant to which WBM SubCo 1 and WBM SubCo 2 amalgamated with Bitzero and WBM FinCo to form newly amalgamated entities which became wholly-owned subsidiaries of WBM.

9.	The holders of FinCo Shares became holders of Resulting Issuer Shares on the basis of one Resulting Issuer Voting Share for each FinCo Share held.

10.	The holders of Bitzero Shares became holders of Resulting Issuer Shares based on the following: (i) one Resulting Issuer Voting Share for 10 Bitzero Shares held and (ii) one Resulting Issuer Non-Voting Share for 10 Bitzero Non-Voting Shares held.

4.3.	Shareholder Rights Plan

The Rights Plan received shareholder approval via written resolution on November 18, 2025. On November 19, 2025, WBM adopted the Rights Plan. The following is a description of the key terms of the Rights Plan. However, the information related to the Rights Plan below is intended as a summary only and is qualified in its entirety by the full text of the Rights Plan, in the form attached as Schedule “H” attached to this Listing Statement. Capitalized terms used but not defined in the summary below have the meanings ascribed to them in the Rights Plan. The Rights Plan will be re-approved by the shareholders of the Resulting Issuer.

Objectives

The primary objectives of the Rights Plan are to:

(i)	ensure, to the extent possible, that all Shareholders and the Board have adequate time to consider and evaluate any unsolicited take-over bid;

(ii)	provide the Board with adequate time to identify, solicit, develop, and negotiate value-enhancing alternatives, as considered appropriate, to any unsolicited take-over bid;

(iii)	encourage the fair treatment of Shareholders in connection with any unsolicited take-over bid; and

(iv)	generally, assist the board of directors in enhancing shareholder value.

Effective Date

The Rights Plan is effective as of November 19, 2025.

Term

This Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by independent shareholders who vote in respect of such reconfirmation at every third annual meeting of the Resulting Issuer. If the Rights Plan is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Rights Plan and all outstanding rights shall terminate and be void and of no further force and effect on and from the date of termination of the applicable annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (as defined below) (other than a Flip-in Event which has been waived pursuant to the Rights Plan), prior to the date upon which the Rights Plan would otherwise terminate.

Issue of Rights

One right to purchase Resulting Issuer Voting Shares (each, a “Right”) shall be issued on the Effective Date (being the date that the Rights Plan becomes effective, after the Transaction), in respect of each Resulting Issuer Voting Share issued or deemed at 5:00 p.m. (Toronto Time) on the Effective Date (the “Record Time”) and one Right shall be issued in respect of each Resulting Issuer Voting Share after the Record Time and prior to the earlier of the Separation Time (as defined in the Rights Plan) and the Expiration Time (as defined in the Rights Plan). Notwithstanding the foregoing, one Right in respect of each Resulting Issuer Voting Share issued after the Record Time upon the exercise of rights pursuant to convertible or exchangeable securities outstanding at the Share Acquisition Date (as defined in the Rights Plan) may be issued after the Separation Time but before the Expiration Time.

Certificates (or other evidence of book-entry or other uncertificated ownership) representing Resulting Issuer Voting Shares, including Resulting Issuer Voting Shares issued upon the exercise, conversion or exchange of Convertible Securities (any securities issued by the Resulting Issuer, including Resulting Issuer Non-Voting Shares, rights, warrants, convertible notes and options but excluding Rights), which are issued after the Record Time, but prior to the earlier of the Separation Time and the Expiration Time, shall evidence one Right for each Resulting Issuer Voting Shares represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them a specific legend.

Certificates (or other evidence of book-entry or other uncertificated ownership) representing Resulting Issuer Voting Shares that are issued and outstanding as at the Record Time shall evidence one Right for each Resulting Issuer Voting Shares evidenced thereby, notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

Rights Exercise Privilege

Subject to adjustment, each Right will entitle the holder thereof, after the Separation Time and prior to the Expiration Time, to purchase one Resulting Issuer Voting Share for the Exercise Price (and the Exercise Price and number of Resulting Issuer Voting Shares are subject to adjustment as set forth herein). Notwithstanding any other provision of the Rights Plan, any Rights Beneficially Owned by the Corporation or any of its Subsidiaries shall be void.

Until the Separation Time:

●	the Rights shall not be exercisable, and no Right may be exercised; and

●	each Shareholder will be entitled to one Right for each Resulting Issuer Voting Share held (subject to adjustment as set forth herein) and each Right will be evidenced by the certificate for the associated Resulting Issuer Voting Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Resulting Issuer Voting Share.

From and after the Separation Time and prior to the Expiration Time:

●	the Rights shall be exercisable and may be exercised; and

●	the registration and transfer of the Rights shall be separate from and independent of the Resulting Issuer Voting Shares.

In the event that if prior to the Expiration Time a Flip-in Event (as defined in the Rights Plan and described below) occurs, each Right shall constitute, effective from and after the later of its date of issue and at the close of business on the second Trading Day after the Share Acquisition Date (or such longer period as may be required to satisfy the requirements of any applicable securities laws or comparable legislation of each of the states of the United States of America and the provinces and territories of Canada and the regulations and rules thereunder), the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Resulting Issuer Voting Shares having an aggregate market price (based on the closing price of the Resulting Issuer Voting Shares on the 20 trading days immediately preceding the date that market price is determined) on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 of the Rights Plan, without duplication, in the event that after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 of the Rights Plan shall have occurred with respect to such Resulting Issuer Voting Shares).

A “Flip-in Event” means a transaction or other event in or pursuant to which any Person becomes an Acquiring Person.

A person is deemed an “Acquiring Person” if they acquire (as a Beneficial Owner) 20% or more of the Resulting Issuer Voting Shares (or Convertible Securities, including Resulting Issuer Non-Voting Shares, rights, warrants, convertible notes, and options, but excluding the Rights) either directly, through Affiliates or Associates (as each of such terms defined in the Rights Plan), or by acting jointly or in concert with others, including as disclosed in filings under applicable securities laws. Exceptions to this definition include a “Grandfather Person,” who held (as a Beneficial Owner) 20% or more of the Resulting Issuer Voting Shares as of the Record Time but will lose this status if they subsequently increase their ownership by more than 1%, except under specified circumstances.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Resulting Issuer Voting Shares, holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-up Agreement

A bidder may enter into Lock-up Agreements with the Corporation’s shareholders (“Locked-up Persons”) whereby such shareholders agree to tender their Resulting Issuer Voting Shares to the take-over bid (the “Subject Bid”) without a Flip-in Event (as referred to above) occurring. Any such agreement must include a provision that permits the Locked-up Person to withdraw the Resulting Issuer Voting Shares to tender to another take-over bid or to support another transaction that will provide greater consideration to the shareholder than the Subject Bid. The Lock-up Agreement may require that the consideration under the other transaction exceed the consideration under the Subject Bid by a specified amount. The specified amount may not be greater than 7%. For greater certainty, a Lock-up Agreement may contain a right of first refusal or require a period of delay to give a bidder an opportunity to match a higher price in another transaction as long as the shareholder can accept another bid or tender to another transaction.

The Rights Plan requires that any Lock-up Agreement be made available to the Corporation and the public. Under a Lock-up Agreement, no “break up” fees, “top up” fees, penalties, expense reimbursements or other amounts that exceed in aggregate the greater of (i) 2.5% of the value payable under the Subject Bid, and (ii) 50% of the amount by which the value received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Subject Bid, may be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Resulting Issuer Voting Shares to the Subject Bid or withdraws Resulting Issuer Voting Shares previously tendered thereto in order to deposit such Resulting Issuer Voting Shares to another take-over bid or support another transaction.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(i)	the take-over bid must be made by way of a take-over bid circular;

(ii)	the take-over bid must be made to all registered holders of Resulting Issuer Voting Shares;

(iii)	the Take-over Bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no securities shall be taken up or paid for pursuant to the Take-over Bid:

(a)	prior to 11:59 p.m. on the date which is not less than one hundred and five (105) days following the date of the Take-over Bid or such shorter minimum period as determined in accordance with Section 2.28.2 or Section 2.28.3 of NI 62-104 for which a Take-over Bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposit of securities thereunder; and

(b)	unless, at 11:59 p.m. on the date securities are first taken up or paid for under such Take-over Bid, more than fifty percent (50%) of the then outstanding securities of the class (Resulting Issuer Voting Shares) that are subject to the Take-over Bid held by Independent Shareholders shall have been tendered or deposited to the Take-over Bid and not withdrawn;

(iv)	the Take-over Bid shall contain an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, securities may be deposited pursuant to such Take-over Bid at any time during the period of time which applies pursuant to clause (iii) above and that any securities deposited pursuant to the Take-over Bid may be withdrawn at any time until taken up and paid for; and

(v)	the Take-over Bid shall contain an irrevocable and unqualified provision that should the condition referred to in clause (iii) above be met:

(A)	the Offeror will make a public announcement of that fact; and

(B)	the Take-over Bid will be extended for a period of not less than ten (10) days from the date of such public announcement;

provided, however, that a Take-over Bid that qualified as a Permitted Bid shall cease to be a Permitted Bid at any time and as soon as when such Take-over Bid ceases to meet any or all of the provisions of this definition.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 105 days.

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all holders of Resulting Issuer Voting Shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of Resulting Issuer Voting Shares prior to the expiry of any other bid for which the Rights Plan has been waived.

The Board may also waive the application of the Rights Plan if the Acquiring Person reduces its Beneficial Ownership to less than 20% of all outstanding Resulting Issuer Voting Shares.

Redemption

The Board, with the approval of a majority of the votes of the holders of Resulting Issuer Voting Shares (or the holders of the Rights if the Separation Time has occurred) recorded (including any votes cast by proxy) at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per Right. The Rights shall also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Exemptions for Institutional Investors

Generally, investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, administrators or trustees of registered pension plans or funds (as well as the pension plans or funds), and Crown agents or agencies acquiring greater than 20% of the Resulting Issuer Voting Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

5.   NARRATIVE DESCRIPTION OF THE BUSINESS

5.1.	Overview: Bitzero & Principal Markets

The Resulting Issuer will adopt the business of Bitzero.

Bitzero is a provider of IT energy infrastructure and high-efficiency power generation for data centers to support various activities including HPC and Blockchain mining. Bitzero currently focuses on three principal areas: (1) data center development; (2) Bitcoin mining; and (3) obtaining strategic data center hosting partnerships.

Data Center Development Overview

Data centers are physical facilities that are used to house computer systems and associated components, IT infrastructure, critical applications, and data for applications and services. Data centers can be used for a variety of purposes and support the needs of large-scale applications, including but not limited to Bitcoin mining, cloud computing, web hosting, processing large data sets, providing the foundation for artificial intelligence, machine learning, and more. Data center designs are based on computing and networking solutions and include components such as routers, switches, firewalls, storage systems, and more.

Bitcoin Mining Overview

Bitcoin mining is the process by which new Bitcoins are created and transactions are verified and added to the public ledger known as the Bitcoin Blockchain. Mining is conducted by miners using hardware and software to generate a cryptographic number that is equal to or less than a number set by the Bitcoin network’s algorithm.1 Bitcoin self-mining refers to the process by which a miner validates Bitcoin transactions and adds them to the Blockchain ledger without relying on a trusted third party.

“Hashrate” is a measure of the computational power used in the mining process of cryptocurrencies, it indicates how many hash functions a miner can perform per second. Generally, the higher the Hashrate, the more attempts a miner can make to add new blocks to the Blockchain. Bitcoin Hashrates are generally measured through exahashes per second (E/Hs); one exahash equals 1018 hashes, which means E/Hs indicates how many quintillion Hash calculations can be performed in one second.2 E/Hs represent high levels of computational power associated with large-scale mining operations or data centers.3

Hosting Partnerships Overview

Data center hosting is a service where companies and organizations store and manage their IT infrastructure in third-party data centers, enabling them to use the same the services, features, and capabilities of a data center without building their own infrastructure. Data center hosting comes in various forms, including the following:

(1)	Dedicated hosting: a client rents an entire server, giving them full control over its resources;

(2)	Shared hosting: multiple clients share the same server and its resources, making it more cost-effective but with limited control;

(3)	Virtual private server hosting: a server is divided into multiple servers, offering more control and resources than shared hosting; and

(4)	Cloud hosting: resources are distributed across multiple servers, allowing for scalability and flexibility.

Bitzero Overview

Bitzero was created to disrupt and innovate in the Blockchain and data center spaces to move markets away from unsustainable data and mining practices. It is engaged in the development and operation of data centers and related energy infrastructure, Bitcoin self-mining, and HPC hosting. Bitzero’s primary objective is to address the increasing demand for IT energy infrastructure driven by the growth of Blockchain technology and other HPC applications by leveraging advanced technology and energy-efficient solutions. By creating harmony with local authorities, investors, and customers, Bitzero aims to become a leader in Blockchain mining and HPC hosting in a sustainable fashion and set a new global standard for best practices in clean energy sourcing, heat capture, and sustainability within local communities.

5.2.	Products and Services

(i)	Bitzero’s Current Data Centers & Properties

a)	The First Norway Property

Exanorth owns the First Norway Property. The First Norway Property is 50,000 square meters, powered 100% by hydroelectric energy, and is in the low-cost NO4 region where it benefits from cooler temperatures, proximity to network lines including polar cables, and on-site security. The First Norway Property has infrastructure optimized for very low carbon displacement, given that it powered by 100% hydro energy.

1 How Does Bitcoin Mining Work? A Beginner's Guide (investopedia.com)

2 What is Bitcoin Hash rate and why does it matter?

3 ExaHash - Explanation of terms

Additionally, through the Flexibility Services Agreement, Exanorth adjusts energy usage at the First Norway Property to stabilize the power grid. When Exanorth engages in stabilization efforts, it is compensated under the terms of the Flexibility Services Agreement while also supporting sustainability.

The First Norway Property provides Bitzero with an advantageous location for cryptocurrency mining for the following key reasons:

1.	Norway is committed to large scale expansion of data center businesses;[4]

2.	Low temperatures reduce server cooling costs, significantly lowering the dependency on excessive energy use;

3.	Clean outside air limits the maintenance required to keep machines in working condition;

4.	The First Norway Property is located next to the local power grid which supplies energy to the Norway Data Center. Since the grid is so close to the First Norway Property, the grid fee is low, and energy produced is conserved;

5.	Fast and reliable internet connection enables dependable communications; and

6.	Hydropower accounts for 90% of Norwegian electricity production, which is considered to be the cheapest source of renewable energy.[5]

The First Norway Property had approximately 320MW Total Capacity. 40MW of Active Capacity at the First Norway Property is being used by the Norway Data Center, and there was approximately 3200MW of Inactive Capacity that could be accessed through development and grid updates. Exanorth intends to expand Active Capacity at the First Norway Property over the coming months and has approval to support expansion of 70MW adding up to the total of 110 MW.

In August 2024, Exanorth received approval from the Norwegian Water Resources and Energy Directorate to operates as a utility, which means that Exanorth can control the First Norway Property’s own electrical supply, and energy distribution and grid costs.

Norway Data Center

The Norway Data Center is 50,000 square meters and is located on the First Norway Property. Currently, the Norway Data Center operates as Bitzero’s self-mining revenue-generating operations and is the focal point of Bitzero’s operations. All the Bitcoin that is self-mined at the Norway Data Center is rewarded from the Luxor Mining Pool and owned by the Barbadian Subsidiary.

The Norway Data Center is powered by hydro energy and Bitcoin mining operations at the Norway Data Center have a Hashrate of 0.42 E/Hs. Currently, the site has 32 containers and 10,263 miners.

b)	The Second Norway Property

Pursuant to the Second Norway Property LTA, Aadnevik Invest transferred and assigned all rights, title, interest, and obligations it has under the Second Norway Property Option and Lease Agreement to Exanorth in 2024. Exanorth acquired the Second Norway Property Option and Lease Agreement to proactively support near-term growth and profitability objectives but has not yet finalized plans for it.

4 Norwegian data centres - sustainable, digital powerhouses - regjeringen.no

5 Data centres in Norway Rapid expansion and fundamental advantages | DLA Piper

c)	The North Dakota Property

ND I, LLC acquired the North Dakota Property in July 2022 pursuant to the North Dakota Property Purchase Agreement. The North Dakota Property is over 184 acres and benefits from a diversified energy mix including wind, natural gas, and grid sources, ensuring reliability and efficiency.

The North Dakota Property has Total Capacity of approximately 200MW-300MW. Currently, there is 2.5MW of Active Capacity that is immediately available but not currently being used, and further Inactive Capacity that can be accessed once studies are conducted, facilities are built, and investments in system upgrades are made. Additionally, on the North Dakota Property, there is an 80,000-gallon diesel tank and additional liquid storage tank, which can provide large-scale back-up power supplies, enabling the North Dakota Property to operate independently of other electrical suppliers.

The Nekoma Pyramid was initially built in the late 1960s with initial commissioning occurring in 1975 during the cold war. It consequently has desirable security characteristics well suited for storing highly sensitive information.6 The Nekoma Pyramid is located on the North Dakota Property and is currently non-operational.

The Nekoma Pyramid’s special features and competitive advantages are summarized below:

1.	Potential to offer customers an extremely high level of physical security due to its original design as a government defense installation, making it useful for clients with strict requirements in the areas of data protection and physical security;

2.	Fully reinforced concrete and steel, designed to protect building contents; and

3.	There are redundant power feeds available, which are built to work into the redundant power systems in datacenters and ensure that power gets delivered to all functional server components and acts as physical power supplies sample space for onsite generation and fuel storage.

ND I, LLC and Bitzero are in the process of developing the North Dakota Property and planning the use of the Nekoma Pyramid for their operations. Pursuant to the C&W Agency Agreement, the North Dakota Property may be sold or leased to a third-party, or ND I, LLC may retain the North Dakota Property for its own use.

Development Plan

The North Dakota Property is expected to be developed in phases:

1.	Phase 0: Complete acquisition and preparation for the site, including: removing asbestos, technical drawings, energizing grid line, finalizing installation and appoint team. Additionally, costing of external requirements such as equipment orders and trenching for fiber optic cabling was conducted at this stage. Phase 0 completed in 2022.

2.	Phase 1: Confirmed availability of power and infrastructure facilities on the site for data center development, this was completed on August 23, 2024.

3.	Phase 2: Build the Nekoma Pyramid design and supporting infrastructure at the North Dakota Property, including developing the Inactive Capacity of 200MW-300MW.

(ii)	Bitcoin Mining Operations

Another central component of Bitzero’s business model is Bitcoin mining. Bitzero is focused on Bitcoin mining because it is the most efficient way for Bitzero to convert energy into sustainable cash flows. This method is predictable, straightforward to manage, and not excessively capital-intensive, with relatively low upfront costs. It involves directly converting energy into cash flows through capital expenditure and infrastructural projects. Currently, all of Bitzero’s Bitcoin mining operations are conducted at the Norway Data Center. Bitzero and its subsidiaries do not mine any other cryptocurrency assets. Pursuant to the Barbadian-Exanorth Data Services Agreement, all Bitcoin that is self-mined at the Norway Data Center is owned by the Barbadian Subsidiary.

6 Stanley R. Mickelsen Safeguard Missile Site Radar (MSR) Complex — Cold War Tourist

The process by which cryptocurrency coins or tokens are created and transactions are verified is called mining. A user or miner operates a publicly distributed mining client, which turns the user’s computer into a “node” on the network that validates blocks. In order to add blocks to the Bitcoin Blockchain, a miner must map an input data set (i.e., the Blockchain plus a block of the most recent transactions and an arbitrary number called a “nonce”) to a desired output data set of a predetermined length using an algorithm. As more miners join the network and its processing power increases, the network adjusts the complexity of the block solving equation to maintain a pace of adding a new block to the Blockchain approximately every 10 minutes. Below is further disclosure on the specific steps taken in Bitcoin mining operations, including how Bitzero currently engages in Bitcoin mining.

1.	Basic Infrastructure: Bitcoin miners must first secure land with allocated energy resources, typically measured in MW. After that, the Bitcoin mining site must be prepared for site construction.

At the Norway Data Center, substantiation construction took place which required building a 40MW substation to convert high-voltage grid power to low voltage. The necessary electrical cabling was installed and then contracts with the local energy grid providers were entered into to secure fixed energy prices for 5 years. All electricity and power supplied to the Norway Data Center is through the Energy Provider through the Energy Provider Power Agreement.

2.	Container Setup: Bitcoin mining containers are used so that owners and investors can move mining rigs easily. In essence, Bitcoin mining containers are shipping containers equipped with the necessary components to conduct mining operations, including power supply units, cooling systems, security measures, and fire suppression systems. Each Bitcoin mining container houses several mining computers in racks, consuming approximately 1MW of power each. The number of mining units per container varies (typically between 200 and 312), depending on the equipment. The containers include racks for miners, power distribution units (PDUs), cooling systems to maintain optimal temperatures, and fire suppression systems.

Currently, there are 32 containers and 10,263 miners at the Norway Data Center. Specifications of Exanorth’s containers are provided below:

●	Electricity Connection: Each container connects to the electricity supply via a 2.5MW transformer.

●	Transformer Setup: Each 2.5MW transformer powers two containers, supporting a total computing power consumption of about 2 to 2.1MW.

●	Energization: After setting up the containers and transformers (collectively known as a “Mining Module”), an energization process ensures the module is ready to host mining computers.

3.	Mining equipment set up: There is specific equipment that is required for Bitcoin mining. Below is a summary of the type of mining equipment that is generally used:

●	Mining Hardware: ASICs are commonly used for Bitcoin mining. These devices are designed specifically for the purpose of mining and are much more efficient than general-purpose hardware.

●	Mining Software: Miners use software to connect to the Bitcoin network, manage their hardware, and coordinate the mining process.

●	Mining Pools: Due to the high difficulty of mining, individual miners often join mining pools. A mining pool is a joint group of cryptocurrency miners who combine their computational resources over a network. Individually, participants in a mining pool contribute their processing power toward the effort of finding a block. This does not include Hashrate based exchanges or contracts.

●	Electricity and Cooling: Mining is energy-intensive and generates a significant amount of heat. Efficient cooling systems and access to low-cost electricity are critical for profitable mining operations.

●	Operations and management (O&M): Once the mining units are equipped with active mining computers, the facility operates continuously, earning Bitcoin rewards from the Blockchain around the clock. Remote monitoring systems oversee the operation, and on-site maintenance is only required if any units underperform or encounter issues.

In terms of equipment at the Norway Data Center, there are 10,263 miners used. Additionally, Bitzero is part of the Luxor Mining Pool, which employs the Luxor Software; See “Section 4 – General Development of the Business” for further details on the Luxor Software and Luxor Mining Pool.

4.	First Type of Revenues: Mining Rewards

Every 10 minutes, a new block is added to the Blockchain ledger by all the mining computing power existing in the world, comprising approximately 4,500 Bitcoin transactions. Every 10 minutes, the global Bitcoin network rewards miners with 3.125 Bitcoins. This results in a total daily reward of 450 Bitcoins for all miners combined. This reward amount halves approximately every four years (once the right block height is reached). The Bitcoin reward per unit of mining equipment is predictable at the time of purchase but varies over time based on market share. For example, if there are 9 equally powerful mining units globally and Bitzero adds one more, Bitzero would receive 10% of the daily 450 Bitcoin reward. Currently, the total network computing power is over 600 exahashes per second (EH/s), while the most efficient single miner operates at approximately 0.0002 EH/s.

Bitzero focuses on self-mining at the Norway Data Center and earns revenue through the amount of Bitcoin mined. Pursuant to the Luxor Services Agreement, Luxor receives 0.20% of each Total Miner Reward and Bitzero will receive the remaining 99.8% of each Total Miner Reward. Currently, the Block Subsidy of newly minted Bitcoins in each block is 6.25 Bitcoin/block.

5.	Second Type of Revenues: Transaction Fees

Transaction Fees are a crucial component of the Bitcoin network's incentive structure, ensuring that miners prioritize certain transactions and continue to maintain the network even after Block Rewards diminish over time.

Miners receive Transaction Fees as an additional incentive, supplementing the Block Reward (the newly created Bitcoins given to the miner who finds a new block). Users can attach fees to their transactions to incentivize miners to prioritize their transactions over others. Higher Transaction Fees typically result in faster confirmation times. The total Transaction Fees paid depends on the transaction size in bytes and the fee rate set by the user.

(iii)	Hosting Partnerships

Pursuant to the Sowrer LTGA, at the Norway Data Center, Exanorth is currently hosting 9.5MW Active Capacity for Sowrer for gross proceeds of approximately US$4.5 million up front (one-time payment) and US$120,000 annually plus maintenance costs. Pursuant to the Exanorth-Arcane Agreement (which was subsequently taken over by Sowrer through execution of the Sowrer LTGA) Sowrer operates the Arcane Servers for cloud computing at the Norway Data Center. In addition, Exanorth hosts the Sowrer Equipment for Sowrer’s cryptocurrency mining business.

Bitzero intends on leasing additional excess capacity at its properties to cloud service providers, other cryptocurrency miners, artificial intelligence companies and other businesses requiring data center infrastructure. For clarity, “excess capacity” means the MW that are not being used by Bitzero or its subsidiaries directly.

(iv)	New Data Centers

The demand for data centers is increasing across the globe among cryptocurrency miners, cloud service providers, and artificial intelligence companies.7 There has been a significant increase in governmental regulation around carbon emissions from high-energy consuming data centers, including in Norway which has become a popular destination for cryptocurrency miners.8 Additionally, security concerns are of a high degree of importance since data centers handle extremely sensitive, large volumes of information.9 With these considerations, identifying new data center opportunities for Bitzero’s ecosystem partners to provide efficient and low-cost energy solutions is a core part of its business model. While Bitzero currently has the Norway Data Center and the non-operational Nekoma Pyramid, it also is undergoing negotiations to expand its facilities in the North American and Scandinavian regions.

5.3.	Employees

As of the date hereof, Bitzero has 8 employees, inclusive of all executive officers and employees working at Bitzero subsidiaries. For the purposes of this section, “employees” means any individuals who have entered into employment contracts with Bitzero or any of its subsidiaries. The following table sets out the employees by subsidiary and department:

Entity	Role or Department	Number of Employees
Bitzero	CEO	1
	Business Development, Finance, Administration, and Public Relations	2
Exanorth	CEO	1
	Operations – Site & Project Managers	3
Zetanorth	CEO	1

5.4.	Specialized Skill and Knowledge

Frank Aadnevik has significant experience in the cryptocurrency and data center space.

7 AI is poised to drive 160% increase in data center power demand | Goldman Sachs

8 Bitcoin Miners Face Pressure in Norway as New Legislation for Data Centers Implemented

9 Playing defense: today’s top data center security risks - Samsung Business Insights

Mr. Aadnevik has been engaged in innovative edge-, HPC- and hyper-scale data centers for the past 25 years. He has been the Executive Director, Exanorth since 2018. Additionally, he took the roles of Country Manager and CEO of Exanorth in 2021. Throughout his career, Mr. Aadnevik has been instrumental in securing key permits, high-voltage GRID connections, and fiber infrastructure, all essential for the successful deployment of energy-efficient facilities. His work supports high-demand computational environments, including cryptocurrency mining operations.

See “Section 13 – Directors and Officers” for further information.

5.5.	Competitive Conditions

There are many companies that compete in the Blockchain market, offering a range of products and services. Some examples of Blockchain mining companies include:

Company	Headquarter Location	Description
Argo Blockchain Inc.	London, United Kingdom	Argo Blockchain Inc. is a global data center business that provides a platform for cryptocurrency mining operations. It uses renewable sources of power to support Blockchain technologies. It is listed on the London Stock Exchange and NASDAQ Global Select Market.[10]
Bit Digital	New York, USA	Bit Digital is a sustainability-focused infrastructure platform for digital assets and artificial intelligence. It has Bitcoin mining operations in the USA, Canada, and Iceland and powers the Ethereum Blockchain by conducting Ethereum staking.[11] The majority of the company’s miners run on carbon-free power.
Bitfarms Ltd.	Ontario, Canada

Bitfarms Ltd. is a cryptocurrency mining company that mines cryptocurrency and coins in Canada, the United States, Paraguay, and Argentina. It owns and operates server farms that validate transactions on the Bitcoin Blockchain and earns cryptocurrency from Block Rewards and Transaction Fees. It also undertakes hosting of third-party mining hardware.[12] It has 12 data centers and focuses on hydroelectricity and natural gas.

10 Argo Blockchain | Bitcoin Mining & Technology Company

11 Bit Digital (BTBT) | Bitcoin Mining & AI Infrastructure Services (bit-digital.com)

12 Bitfarms Ltd. (BITF.TO) Company Profile & Facts - Yahoo Finance; Company - Bitfarms Ltd. (BITF)

Cipher Mining Technologies Inc.	New York, USA	Cipher Mining Technologies Inc. is an industrial-scale Bitcoin mining company dedicated to expanding and strengthening the Bitcoin network’s infrastructure in the United States.[13]
CleanSpark, Inc.	Nevada, USA	CleanSpark, Inc. owns and operates data centers that run on low-carbon power. The company operates as a Bitcoin miner in the U.S and is listed on the NASDAQ.[14]
Core Scientific, Inc.	Delaware, USA	Core Scientific provides digital asset mining services in North America. It operates a scalable Bitcoin mining, Bitcoin hosting, and HPC hosting business. The company is listed on the NASDAQ. It mines digital assets for its own account and provides hosting services for other large Bitcoin miners.[15]
Greenidge Generation Holdings Inc.	New York, USA	Greenridge Generation Holdings Inc. operates as an integrated cryptocurrency datacenter and power generation company. The company owns and operates cryptocurrency datacenter in New York, and it hosts and provides services to Bitcoin mining equipment owned by customers. It provides carbon-neutral mining services and has additional sites in Mississippi, North Dakota, and South Carolina. It currently trades on the NASDAQ.[16]
Gryphon Digital Mining, Inc.	Nevada, USA	Gryphon Digital Mining Inc. operates a carbon-neutral Bitcoin mining company in the United States. It trades on the NASDAQ.[17]

13 Cipher Mining Technologies Inc.

14 CleanSpark | Cryptocurrency & Blockchain | America's Bitcoin Miner

15 Core Scientific - A leader in bitcoin mining and digital infrastructure for emerging high-value compute.

16 Greenidge Generation Holdings Inc. (GREE) Stock Price, News, Quote & History - Yahoo Finance

17 Bitcoin Mining | ESG Driven Mining | Gryphon Digital Mining

HIVE Digital Technologies Ltd.	British Columbia, Canada	Hive Digital Technologies Ltd. specializes in building and operating data centers. It combines its expertise in data center operations with Bitcoin mining and is attempting to advance Web3, artificial intelligence, and HPC.[18] The company operates data centers in Canada, Sweden, and Iceland for computing and mining cryptocurrencies, including Bitcoin and other coins. It trades on the NASDAQ, Frankfurt Stock Exchange, and TSXVenture Exchange.
Riot Platforms, Inc.	Colorado, USA	Riot Platforms Inc., operates a Bitcoin mining business in North America, focusing on Bitcoin Mining, Data Center Hosting, and Engineering. It also provides co-location services for institutional-scale Bitcoin mining companies. It has Bitcoin mining data center operations in Texas and Kentucky and switchgear engineering and fabrication operations in Colorado.[19]

Brand Positioning

Hundreds of startups are working on a plethora of HPC and Bitcoin mining companies. The cryptocurrency market is highly competitive, consolidated, and regulated. The competitive landscape for Bitcoin mining is shaped by several key factors, including technological advancements, energy costs, regulatory and market dynamics.

Every 10 minutes, 3.125 Bitcoin are rewarded to the global mining network. Such amount halves every 4 years. Market participants compete to secure the largest share of this reward by continuously investing in capital expenditures to expand and enhance their mining operations.20

ASICs are specialized devices designed specifically for Bitcoin mining. They offer high efficiency and performance compared to general-purpose hardware like central processing units and graphics processing units. Additionally, continuous advancements in mining hardware led to increased Hash rates and energy efficiency. Market participants must regularly upgrade their equipment. Bitzero has adopted recent Application-Specific Integrated Circuits and leading technology to keep up with market competition.

Additionally, since mining is energy-intensive, regions with lower electricity costs are more attractive. Countries like Norway, Iceland, the United States and Kazakhstan have been popular due to lower costs of electricity. Although, there is a growing trend towards using renewable energy sources for mining to reduce costs and address environmental concerns. The environmental footprint of Blockchain mining operators can influence public perception and regulatory decisions and the environmental impact of Bitcoin mining has led to scrutiny and calls for more sustainable practices in general. Bitzero’s renewable hydroelectric power supply at the Norway Property represents the way-forward and adds a competitive advantage to its business, by sourcing green energy to fuel the facility.

18 HIVE Digital Technologies Ltd

19 About | Riot Platforms

20 The Bitcoin Halving: Everything you need to know (coinbase.com)

Various jurisdictions have differing tax policies and regulatory requirements for cryptocurrency mining, impacting the profitability and feasibility of operations. Bitzero is headquartered in British Columbia, Canada. For disclosure on Canada’s regulatory environment around cryptocurrency, see “Regulatory Landscape” below.

To mitigate the inherent variance in rewards, Blockchain miners often join mining pools where they combine their Hash power and share the rewards proportionally. A few large mining pools such as AntPool, F2Pool, and Pooling21 dominate the network, making it challenging for new or smaller pools to compete.

Trends

Due to regulatory changes and electricity costs, there’s a constant shift in the geographical distribution of mining operations. Recent trends have seen miners moving from China to North America, Central Asia, and Europe. Bitzero is well-positioned because it has developed the Norway Property and will be focussing on either expanding the North Dakota Property or selling or leasing it in the near future.

The price of Bitcoin directly affects Blockchain mining profitability. In addition, as more miners join the network, it becomes increasingly difficult to engage in Blockchain mining because the market share of each participant is reduced. Cryptocurrency also undergoes periodic halving of Block Rewards every four years, which reduces the number of new Bitcoins awarded to miners, impacting revenue and profitability.

5.6.	Intellectual Property

Bitzero and its subsidiaries do not have any registered intellectual property rights.

5.7.	Custody of Crypto Assets

Bitzero’s crypto assets, which currently consist of Bitcoin only, are mined to one of two Trezor hardware wallets that are owned by Bitzero (the “Wallets”). Bitzero does not currently employ any third-party custodian services. Bitzero has adopted a Digital Asset Security Policy and Procedures guide relating to cryptocurrency topics, including key, wallet, and account generation.

The Digital Asset Security Policy and Procedures guide applies to all Bitzero employees, contractors, and consultants interacting with digital assets and wallet accessibility components. It establishes controls for digital asset security and covers wallet/key generation, access management, physical/virtual security, and incident response. The policy is applicable to all digital assets, systems, and related transaction activities owned or leased by Bitzero. The Digital Asset Security Policy and Procedures guide is governed by Mohammed Bakhashwain. It provides that no single party can access all wallet components or conduct transactions without third party oversight, including independent legal oversight by a notary or lawyer during wallet generation and storage. Additional key components are as follows:

●	Hardware Wallets: Trezor hardware wallets are used for digital asset storage. Seed phrases are split and stored separately in secure locations, ensuring that no individual has unilateral access.

●	PIN codes and seed phrases: these are divided among designated roles. Physical devices are stored in law firm safety deposit boxes, with access controls and monitoring in place.

21 Popular Bitcoin Mining Pools Compared (btcpeers.com)

●	Dual control and multi-level approval: Wallets are dual controlled, meaning that transactions and changes require the involvement of multiple authorized individuals. Any changes to wallet access or whitelisted addresses require multi-level approval, including authorization from the board of directors.

●	Management review: Monthly management reviews and board are required for changes in access in rights and major transactions.

●	Physical and Virtual Security: Storage locations are monitored 24/7, and access is logged and restricted. Employee background checks and mandatory digital asset security training are required for all relevant personnel.

●	Incident Response: The policy defines procedures for responding to adverse events, security incidents, and wallet compromise, with annual testing and Board-reviewed updates.

●	Accounting and Financial Controls: Digital assets are recognized as intangible assets under IFRS, with monthly and annual remeasurement, segregation of duties in accounting, and regular reconciliations and audit reviews.

5.8.	ESG Policies

Bitzero is a provider of ESG focused IT energy infrastructure. It currently leverages its sustainable practices by operating the Norway Data Center completely through hydro energy.

5.9	Total Funds Available and Principal Purposes

The Resulting Issuer is expected to have approximately US$10,375,791 in working capital available to it following completion of the Transaction, together with approximately US$7,482,051 in projected cash flow per the table below. The total funds available to the Resulting Issuer are therefore anticipated to be approximately US$17,857,842 over the twelve months following the date of this Listing Statement. The Resulting Issuer is expected to use the funds available to it in furtherance of its stated business objectives for the 12 months following the Transaction which are summarized in the table in the Section titled “Principal Uses of Projected Available Funds” below. However, there may be situations where, due to changes in the Resulting Issuer’s circumstances, business outlook, and/or for other reasons, that a reallocation of funds is necessary in order for the Resulting Issuer to achieve its overall business objectives. The intended use of funds may vary based upon a number of factors and such variances may be material. The Resulting Issuer’s projections with respect to the funds available to it following the closing of the Transaction are based on management estimates, which are subject to a variety of known and unknown risks, uncertainties and other factors which may cause actual plans, intentions, activities, results, performance or achievements to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such projections

The Resulting Issuer currently generates revenue from its operating activities, however the Resulting Issuer has no assurances that it will generate revenue from operating activities in future periods. While management has made reasonable estimates regarding its projected operating cash flow following the Transaction, the actual amount of cash flow available to the Resulting Issuer may differ from the amount projected, or may the Resulting Issuer may have negative cash flow. As a result, the Resulting Issuer may rely on the issuance of securities or other sources of financing to generate sufficient funds to fund its working capital requirements and for corporate expenditures. See “Forward-Looking Information”, “Future-Oriented Information and Financial Outlook Information” and “Section 17– Risk Factors”.

The amounts shown in the table are estimates based upon the information available to management as of the date hereof.

Total Funds Available

Source of funds	Amount (US$)
Estimated working capital of Bitzero(1)	$10,457,570

Estimated working capital of WBM(2)	($81,779)

Resulting Issuer Working Capital	$10,375,791

Net Operating Cash Flows (12 Months) (3)	$7,482,051

Total	$17,857,842

Notes:

(1)	Includes Bitzero’s working capital (calculated as current assets less current liabilities, after the exclusion of non-cash-settled current liabilities) as at November 11, 2025, based on unaudited interim financial information prepared by Bitzero’s management.

(2)	Includes working capital (calculated as current assets less current liabilities) as at November 11, 2025, based on unaudited internal estimates prepared by the management of WBM.

(3)	See “Operating Cash Flows” below.

Operating Cash Flows

Management’s forecasted operating cash flows for the period of November 1, 2025 to October 31, 2026 are as follows:

Amount ($)
Revenues
Bitcoin Mining Operations	$39,272,992

Expenses
Utilities	($17,672,846)
Direct Costs	($1,056,000)
General & Administrative Expenses	($4,360,000)
JGB Loan Agreement Interest Payments(1)	($3,697,095)
JGB Loan Agreement Principal Amortization Payments(2)	($5,005,000)

Cash Flow from Operations	$7,482,051

Notes:

1.	Pursuant to the JGB Loan Agreement, the outstanding interest under each of the JGB First Draw Conversion Amount and JGB Second Draw may be converted, at the lender’s discretion, into Resulting Issuer Voting Shares at a price of US$4.00 per Resulting Issuer Voting Share.

2.	Pursuant to the JGB Loan Agreement, the outstanding principal under each of the JGB First Draw Conversion Amount and JGB Second Draw may be converted, at the lender’s discretion, into Resulting Issuer Voting Shares at a price of US$4.00 per Resulting Issuer Voting Share, upon the lender’s election.

The following significant assumptions have been used in preparing the aforementioned cash flow estimates:

●	A Bitcoin price of US$103,500 per Bitcoin with an annual growth rate of 5%. Any material change in the price or growth of Bitcoin, which has historically been a volatile asset class, will materially impact the actual cash flow of the Resulting Issuer against these estimates. See “Section 17 - Risk Factors – Valuation and Price Volatility of Cryptocurrencies”.

●	The Resulting Issuer will be able to generate cash from the sale of mined Bitcoin with minimal costs associated with such sales.

●	An increase in utility costs from $10,885,041 in the financial year ended September 30, 2024 to $17,672,846 over the next twelve months following the date of this Listing Statement (reflecting an energy cost equal to approximately 45% of revenues) and full usage of 40MW available at the First Norway Property. See “Section 17 - Risk Factors – Increased Power Costs May Adversely Affect the Business”.

●	Efficiencies resulting from miner upgrades.

○	Bitzero currently has approximately 11,219 active miners. Of the current miners, 2,900 high efficiency miners were purchased in July, 2025 with funds from the JGB First Draw and made operational in September, 2025.

○	Immediately following the closing of the Transaction, Bitzero anticipates purchasing an additional 5,678 high efficiency miners with remaining capital from the JGB First Draw as well as the JGB Second Draw. For further details surrounding the acquisition of the miner hardware, please see the table in “Principal Use of Available Funds” below.

○	The Resulting Issuer anticipates that the majority of the newly purchased miners will replace current low efficiency miners and will result in 11,565 miners in operation by January 1, 2026. The Resulting Issuer anticipates a significant increase in revenue as a result of its capital investment in the new miners, with modest increase in its utility expenses, reflecting higher efficiency mining capabilities. See “Section 17 - Risk Factors – Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power” and “Section 17 - Risk Factors – Risk related to technological obsolescence and difficulty in obtaining hardware”.

●	A modest increase in general and administrative costs on a year over year basis from $2,809,394 in the year ended September 30, 2024, increasing to $4,360,000 over the twelve months following the date of this Listing Statement, largely driven by increased staff wages, including administrative, marketing, sales, IT and training personnel, that are required for the operations of the Resulting Issuer’s business.

●	No material changes to other direct expenses, including local salaries & wages, remote monitoring, and small equipment rental, as compared to the fiscal year ended September 30, 2024.

●	Over the twelve months following the date of this Listing Statement, the Resulting Issuer anticipates that it will make interest payments in connection with the JGB First Draw and JGB Second Draw of approximately $3,697,095, based on an interest rate of SOFR + 11%. Amortization payments in connection with the JGB First Draw and JGB Second Draw are anticipated to result in a total of $5,005,000 payable by the Resulting Issuer, with such amortized principal payments relating to the JGB First Draw commencing in December, 2025 at $350,000, increasing to $515,000 per month from April, 2026 to reflect payments associated with the JGB Second Draw. The Resulting Issuer may, upon the election of the lender, satisfy any outstanding indebtedness under the JGB First Draw Conversion Amount and JGB Second Draw through the issue of securities.. See “Section 4 – General Development of the Business – Bitzero and Subsidiaries – Loan Agreements” and “Section 17- Risk Factors – Interest Rate and Benchmark Risk pursuant to the JGB Loan Agreement”.

Principal Uses of Projected Available Funds

The total funds available to the Resulting Issuer are anticipated to be approximately US$17,857,842 over the twelve months following the date of this Listing Statement per the tables above. For further information see the tables titled “Total Funds Available” and “Operating Cash Flow” above.

It is the Resulting Issuer’s intention to use these funds to fund operations after the closing of the Transaction as follows:

Use of funds	Amount (US$)
Transaction Costs(1)	$150,000

Purchase of New Miners(2)	$12,000,000

Miner Shipping & Installation	$290,000

Infrastructure Costs(3)	$3,111,990

Finland Site Final Land Plot(4)	$500,000

Klimacloud Acquisition(5)	$170,000

Investor Relations(6)	$1,000,000

Unallocated	$635,852

Total	$17,857,842

Notes:

1.	Transaction costs are inclusive of legal, professional and CSE listing fees.

2.	5,678 new higher efficiency miners will replace current miners at the First Norway Property.

3.	Pursuant to the FAR Transformer Sales Agreement, Bitzero will purchase transformers for the 70MW expansion at the Norway Data Center, payable in two tranches: i) US$428,098.50 upon signing: and ii) US$2,683,891.50 within five calendar days of the test and inspection report provided by the Equipment Manufacturer in compliance with the process described in the FAR Transformer Sales Agreement.

4.	Securing the final plot of land at the Finland Real Estate III site which will result in a potential power capacity of up to 1 gigawatt.

5.	On August 28, 2024, Exakraft, Exanorth, and Klimacloud entered into the Klimacloud SPA. Pursuant to the Klimacloud SPA, Exakraft agreed to sell Klimacloud to Exanorth for consideration of NOK 2,000,000 and the 1,000,000 Bitzero Shares acquired pursuant to the Exanorth-Exakraft Settlement Agreement. As of the date hereof, the 1,000,000 Bitzero Shares have been transferred to Exakraft and NOK 300,000 has been paid to Exakraft. Upon Exanorth paying the balance of NOK 1,700,000 (~$170,000) to Exakraft, the shares of Klimacloud will be transferred to Exanorth.

6.	Comprised of US$250,000 payable to i2i Marketing Group, LLC, and US$750,000 that may be allocated to additional investor relations activities including approximately three additional firms at an average budget of approximately US$250,000 each.

Notwithstanding the proposed uses of available funds described above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary or prudent. It is difficult at this time to definitively project the total funds necessary to effect the planned activities of the Resulting Issuer. For these reasons, management of the Resulting Issuer considers it to be in the best interests of the Resulting Issuer and its shareholders to afford management a reasonable degree of flexibility as to how funds are applied towards the uses identified above, or for other purposes, as the need arises.

See “Section 17- Risk Factors” under the headings “Additional Financing” and “Negative cash flow from operations”.

5.10	Stated Business Objectives and Milestones

The Resulting Issuer’s business will be the same as Bitzero’s business, which consists of cryptocurrency mining, data center operations, and establishing strategic hosting partnerships.

Enhancing the Norway Data Center:

The majority of funds currently available will be allocated to expanding and enhancing Bitzero’s cryptocurrency mining operations at the Norway Data Center. This includes significant investment in new, high-efficiency mining equipment to increase capacity and output. Additionally, a portion of the Resulting Issuer’s funds will be dedicated to improving operational efficiencies through advanced technology and infrastructure upgrades, aimed at optimizing the Resulting Issuer’s processes and reducing energy consumption. These initiatives are expected to bolster the Resulting Issuer’s competitive position in the market and drive long-term growth.

A significant portion of the Resulting Issuer’s available funds will be allocated toward the replacement of existing miners operating within the initial 40MW capacity at the Norway Data Center. This strategic upgrade is expected to substantially enhance mining hardware Hashrate performance and improve overall operational margins. Simultaneously, the Resulting Issuer anticipates actively advancing the groundwork for a planned 70MW expansion, which will bring the Norway Data Center’s total capacity to 110MW. While considerable progress has already been made and key infrastructure components have been procured, the Resulting Issuer’s working capital will be directed toward the acquisition and installation of new transformers required to support this next phase of development.

Finland Property Acquisition:

A portion of the funds available to the Resulting Issuer will be strategically allocated toward the acquisition of the final parcel of land required for the development of the sites located at Finland Real Estate III. This final land purchase represents a key milestone in securing the complete site footprint for the Resulting Issuer’s operations in the region. Once finalized, this acquisition will grant the Resulting Issuer full ownership and development rights over the entire project site, paving the way for the next phase of infrastructure planning and construction. The fully secured site will ultimately support a total power capacity of up to 1GW, enabling the deployment of scalable, high-efficiency data infrastructure aligned with the Resulting Issuer’s long-term growth strategy and commitment to sustainable energy use.

The Resulting Issuer expects to undertake the following initiatives with available funds to the Resulting Issuer with the expectation to achieve the milestones as outlined below, over approximately the next 12 months:

Milestone	Cost to Complete (US$)	Target Completion Date

Purchase Upgraded Miners for the Norway Data Center	$12,000,000	Q4 2025

Klimacloud Acquisition	$170,000	Q4 2025

Arrival & Installation of New Miners	$290,000	Q1 2026

Secure Final Plot of Land – Finland Real Estate III	$500,000	Q1 2026

Purchase of New Transformers – 70MW Expansion	$3,111,990	Q2 2026

	$16,071,990

6.    SELECTED CONSOLIDATED FINANCIAL INFORMATION

6.1	WBM

The following table sets forth selected financial information for WBM for the years ended October 31, 2024, 2023 and 2022. Such information is derived from the financial statements of WBM and should be read in conjunction with such financial statements. All monetary references in the table below are in Canadian dollars. See Schedule “A” – Financial Statements of WBM.

	Year Ended October 31, 2024 (Audited)	Year Ended October 31, 2023 (Audited)	Year Ended October 31, 2022 (Audited)
Operating Data:
Total revenues	Nil	Nil	Nil
Total operating expenses	600,903	1,541,997	3,947,269
Net income (loss)	(660,956)	8,936,416	(7,418,964)
Basic and diluted income (loss) per share	(0.00)	(0.10)	(0.10)
Balance Sheet Data:
Total assets	119,368	11,127,868	2,096,363
Total liabilities	60,048	259,010	1,162,994

6.2	Bitzero

The following table sets forth selected financial information for Bitzero for the financial years ended September 30, 2024, and 2023. Such information is derived from the financial statements of Bitzero and should be read in conjunction with such financial statements. All monetary references in the table below are in U.S. dollars. See Schedule “B” – Financial Statements of Bitzero.

	Year Ended September 30, 2024 (Audited)	Year Ended September 30, 2023 (Audited)
Operating Data:
Total revenues	22,611,281	12,315,976
Total expenses	33,889,930	24,526,534
Net income (loss) for the year	(11,278,649)	(12,210,558)
Basic and diluted income (loss) per share	(0.04)	(0.04)
Balance Sheet Data:
Total assets	29,850,652	32,509,732
Total liabilities	16,025,622	9,993,673

Pro Forma Financial Information

The following table summarizes selected pro forma consolidated financial information for the Resulting Issuer as of July 31, 2025. All monetary references in the table below are in U.S. dollars. The information should be read in conjunction with the pro forma financial statements, which are attached hereto as Schedule “C” – Pro Forma Financial Statements.

	Bitzero as of July 31, 2025 ($)	WBM as of July 31, 2025 ($)	Pro-Forma Adjustments ($)	Resulting Issuer Pro-Forma July 31, 2025 ($)
Current Assets	4,089,033	12,289	30,466,979	34,568,301
Total Assets	29,206,650	12,289	30,466,979	59,685,918
Current Liabilities	10,536,307	94,068	6,533,274	17,163,649
Total Liabilities	12,048,090	94,068	17,093,471	29,235,629
Shareholders’ Equity	17,158,560	(81,779)	13,373,508	30,450,289

Dividends

The future payment of dividends will be dependent upon the financial requirements of the Resulting Issuer to fund further growth, the financial condition of the Resulting Issuer and other factors which the Resulting Issuer Board may consider in the circumstances. It is not contemplated that any dividends will be paid in the immediate or foreseeable future, if at all.

7.     MANAGEMENT'S DISCUSSION AND ANALYSIS

WBM’s MD&A for the year ended October 31, 2024, 2023 and 2022, are attached to this Listing Statement as Schedule “D” - MD&A of WBM. Bitzero’s MD&A for the years ended September 30, 2024 and 2023, are attached hereto as Schedule “E” – MD&A of Bitzero.

8.     MARKET FOR SECURITIES

The Resulting Issuer Shares are currently unlisted.

9.      CONSOLIDATED CAPITALIZATION

Pro Forma Consolidated Capitalization

The following table sets forth the undiluted pro forma share capitalization of the Resulting Issuer, on a consolidated basis, following the Transaction. The holders of Bitzero Shares became holders of Resulting Issuer Shares on the basis of 10 Bitzero Shares for one Resulting Issuer Voting Share held and 10 Bitzero Non-Voting Shares for one Resulting Issuer Non-Voting Share held.

Designation of Security	Amount Authorized or to be Authorized	Amount Expected to be Outstanding After Giving Effect to the Transaction
Resulting Issuer Voting Shares	Unlimited	49,752,913
Resulting Issuer Non-Voting Shares	Unlimited	2,312,243

The information should be read in conjunction with the pro forma financial statements, which are attached hereto as Schedule “C” – Pro Forma Financial Statements, which provide additional information.

Fully Diluted Share Capital

The following table summarizes the expected fully diluted share capital of the Resulting Issuer following the Closing:

Designation of Securities	Number of Securities	% of total number of Resulting Issuer Shares outstanding following completion of the Transaction
		Undiluted	Fully Diluted
Resulting Issuer Voting Shares to be held by existing Bitzero Shareholders(1)	45,389,959	91.23%	75.22%
Resulting Issuer Non-Voting Shares to be held by existing Bitzero Shareholders(2)	2,312,243	100%	3.83%
Resulting Issuer Voting Shares to be held by existing WBM Shareholders (inclusive of the shares issued pursuant to the WBM FinCo Debt Settlement)	4,362,954	8.77%	7.23%
Resulting Issuer Voting Shares issuable on exercise of the Resulting Issuer Options(3)	1,018,033	—	1.69%
Resulting Issuer Voting Shares issuable on conversion of the Resulting Issuer RSUs(4)	425,000	—	0.70%
Resulting Issuer Voting Shares issuable on exercise of the JGB Warrants(5)	2,553,479	—	4.23%
Resulting Issuer Voting Shares issuable on exercise of the warrants from the Bitzero 2025 Financing (6)	375,000	—	0.62%

Resulting Issuer Voting Shares issuable on exercise of the warrants from the Bitzero Convertible Note Financing(7)	268,750	—	0.45%
Resulting Issuer Voting Shares Issuable on exercise of the Bitzero Convertible Notes(7)	268,750	—	0.45%
Resulting Issuer Voting Shares Issuable on exercise of the JGB Second Draw & JGB First Draw Conversion Amount(8)	2,561,250	—	4.24%
Resulting Issuer Voting Shares issuable on exercise of the WBM warrants(9)	97,927	—	0.16%
Resulting Issuer Voting Shares issuable on conversion of the FAR Note(10)	713,498	—	1.18%

Notes:

1.	The Resulting Issuer Voting Shares will be listed on the CSE and each carry one vote. This number includes the Finder Shares that were issued pursuant to the Transaction. For further information on the Resulting Issuer Voting Shares, see “Section 11– Description of the Securities” for further information.
2.	The Resulting Issuer Non-Voting Shares will not be listed on any exchange and no voting rights are attached to the Resulting Issuer Non-Voting Shares, see “Section 11 – Description of the Securities” for further information.
3.	There will be 1,018,033 Resulting Issuer Options outstanding.
(i)	On May 7, 2021, various consultants and officers of Bitzero were issued 5,180,333 Bitzero Options for services rendered to Bitzero. The Bitzero Options were exchanged for 518,033 Resulting Issuer Options which are exercisable at US$0.50 and expire on May 7, 2026.
(ii)	On March 3, 2022, a consultant was issued 1,500,000 Bitzero Options for consulting services rendered to Bitzero. The Bitzero Options were exchanged for 150,000 Resulting Issuer Options which are exercisable at US$4.00 and expire on March 3, 2027.
(iii)	On April 1, 2022, a consultant was issued 200,000 Bitzero Options for consulting services rendered to Bitzero. The Bitzero Options were exchanged for 20,000 Resulting Issuer Options which are exercisable at US$4.00 and expire on April 1, 2027.
(iv)	On July 12, 2022, a consultant was issued 1,700,000 Bitzero Options for consulting services rendered to Bitzero. The Bitzero Options were exchanged for 170,000 Resulting Issuer Options which are exercisable at US$4.00 and expire on July 12, 2027.

(v)	On November 19, 2025, 1,600,000 Bitzero Options were issued to certain incoming directors of the Resulting Issuer Board. These Bitzero Options were issued to the Resulting Issuer Board were exchanged for 160,000 Resulting Issuer Option exercisable at US$4.00 and expire on November 19, 2028.

4.	Of the Resulting Issuer RSUs, 400,000 vest upon certain conditions being met including a listing in Germany, and 25,000 vest two months following the Listing Date. All RSUs are being issued as consideration for consulting services.
5.	The JGB Warrants are exercisable for the purchase of one Resulting Issuer Voting Share at a price of US$0.10 per Resulting Issuer Voting Share and expire 5 years from the issuance date.
6.	Warrants issued in connection with the Bitzero 2025 Financing have a 2-year expiry and are exercisable for the purchase of one Resulting Issuer Voting share at a price of US$4.00 per Resulting Issuer Voting Share.
7.	Warrants issued in connection with the Bitzero Convertible Note Financing have a 2-year expiry and are exercisable for the purchase of one Resulting Issuer Voting share at a price of US$5.00 per Resulting Issuer Voting Share. The Bitzero Convertible Notes accrue interest at 15%, compounded annually and mature 36 months from the issue date. The holder of each Bitzero Convertible Note may convert the outstanding principal and accrued interest into Bitzero Shares at a conversion price of US$0.40 per Bitzero Share at any time prior to the maturity date. The Bitzero Convertible Notes carry a principal amount of US$1,0750,000 and may be converted into Resulting Issuer Voting Shares at a conversion price of US$4.00 per Resulting Issuer Voting Share at any time prior to the maturity date.
8.	The JGB Second Draw and the JGB First Draw Conversion Amount carry a principal amount of US$10,245,000 and may be converted into Resulting Issuer Voting Shares a conversion price of US$4.00 per Resulting Issuer Voting Share for a period of 5 years. The JGB Second Draw Agreement also provides for voluntary conversion rights, allowing each lender, at its option, to convert the outstanding principal and accrued interest of the JGB Second Draw and the JGB First Draw Conversion Amount into Resulting Issuer Voting Shares at a conversion price US$4.00 per share, subject to adjustment and beneficial ownership limitations.
9.	Each WBM Warrant is exercisable for the purchase of one Resulting Issuer Voting Share at a price of C$3.60 per Resulting Issuer Voting Share, expiring on November 30, 2025.
10.	The FAR Convertible Note was issued in the principal amount of US$2,853,990, accrues interest at 10% per annum (12% upon default), and matures 18 months from the issue date. The holder may convert the outstanding principal and accrued interest into Resulting Issuer Voting Shares at a conversion price of US$4.00 per share at any time prior to maturity, subject to customary conversion mechanics and anti-dilution protections. The FAR Convertible Note is convertible into 713,498 Resulting Issuer Voting Shares at a price of US$4.00 per share.

10.     OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

The Resulting Issuer has adopted a “rolling” equity incentive plan (the “Omnibus Incentive Plan”), which was approved by WBM’s shareholders through written resolution on November 18, 2025. The Omnibus Incentive Plan will be re-approved by the shareholders of the Resulting Issuer at a later date. The Omnibus Incentive Plan provides flexibility to the Resulting Issuer to grant equity-based incentive awards in the form of options (“Resulting Issuer Options”), restricted share units (“Resulting Issuer RSUs”), performance share units (“Resulting Issuer PSUs”), and deferred share units (“Resulting Issuer DSUs”). The purpose of the Omnibus Incentive Plan is to, among other things, provide the Resulting Issuer with a share related mechanism to attract, retain and motivate qualified directors, officers, employees and consultants of the Resulting Issuer and its subsidiaries, to reward such of those directors, officers, employees and consultants as may be granted awards under the Omnibus Incentive Plan by the Resulting Issuer Board from time to time for their contributions toward the long-term goals and success of the Resulting Issuer and to enable and encourage such directors, officers, employees and consultants to acquire Resulting Issuer Voting Shares as long-term investments and proprietary interests in the Resulting Issuer. The full text of the Omnibus Incentive Plan is attached as Schedule “F” to this Listing Statement.

Key Terms of the Omnibus Incentive Plan

Shares Subject to the Plan

The Omnibus Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Resulting Issuer Voting Shares), provides that the aggregate maximum number of Resulting Issuer Voting Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Incentive Plan shall not exceed 20% of the Resulting Issuer’s issued and outstanding Resulting Issuer Voting Shares and Resulting Issuer Non-Voting Shares from time to time. Under the Omnibus Incentive Plan, Resulting Issuer Voting Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the Omnibus Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Resulting Issuer Voting Shares increases.

Administration of the Plan

The Plan Administrator (as defined in the Omnibus Incentive Plan) is determined by the Resulting Issuer Board and is initially the Resulting Issuer Board. The Omnibus Incentive Plan may in the future continue to be administered by the Resulting Issuer Board itself or delegated to a committee of the Resulting Issuer Board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the Omnibus Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Resulting Issuer, the number of Resulting Issuer Voting Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Resulting Issuer Voting Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the Omnibus Incentive Plan and may adopt guidelines and other rules and regulations relating to the Omnibus Incentive Plan and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Omnibus Incentive Plan.

Eligibility

All directors, officers, employees, and consultants are eligible to participate in the Omnibus Incentive Plan, subject to certain limitations outlined in Section 9.1(f) of the Omnibus Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Resulting Issuer Options, Resulting Issuer RSUs, Resulting Issuer PSUs, and Resulting Issuer DSUs may be made under the Omnibus Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Incentive Plan and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Omnibus Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Resulting Issuer Voting Shares issued pursuant to awards.

Options

A Resulting Issuer Option entitles a holder thereof to purchase a prescribed number of treasury Resulting Issuer Voting Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Resulting Issuer Option is granted, which exercise price must in all cases be the greater of the closing market price of the Resulting Issuer Voting Shares on (i) the trading day prior to the date of grant and (ii) the date of grant, and as otherwise required pursuant to the policies of the any stock exchange on which the Resulting Issuer Voting Shares are listed (the “Market Price”), unless otherwise permitted by applicable securities laws or the policies of a stock exchange on which the Resulting Issuer Voting Shares are listed. Subject to any accelerated termination as set forth in the Plan, each Resulting Issuer Option expires on its respective expiry date, provided such expiry date does not exceed 10 years. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Resulting Issuer Options. Once a Resulting Issuer Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Resulting Issuer or a subsidiary of the Resulting Issuer and the participant. The Plan Administrator has the right to accelerate the date upon which any Resulting Issuer Option becomes exercisable. The Plan Administrator may provide at the time of granting a Resulting Issuer Option that the exercise of that Resulting Issuer Option is subject to restrictions, in addition to those specified in the Omnibus Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting a Resulting Issuer Option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. Subject to the policies of any stock exchange on which the Resulting Issuer Voting Shares are listed, a participant may, in lieu of exercising a Resulting Issuer Option pursuant to an exercise notice, elect to surrender such Resulting Issuer Option to the Resulting Issuer (a “Cashless Exercise”) in consideration for an amount from the Resulting Issuer equal to (i) the Market Price of the Resulting Issuer Voting Shares issuable on the exercise of such Resulting Issuer Option (or portion thereof) as of the date such Resulting Issuer Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Resulting Issuer Option (or portion thereof) surrendered relating to such Resulting Issuer Voting Shares (the “In-the-Money Amount”) by written notice to the Resulting Issuer indicating the number of Resulting Issuer Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the Omnibus Incentive Plan and the policies of any stock exchange on which the Resulting Issuer Voting Shares are listed, the Resulting Issuer will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Resulting Issuer Voting Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

An RSU is a unit equivalent in value to a share credited by means of a bookkeeping entry in the books of the Resulting Issuer which entitles the holder to receive one Resulting Issuer Voting Share (or the value thereof) for each Resulting Issuer RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Resulting Issuer RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

The number of Resulting Issuer RSUs (including fractional Resulting Issuer RSUs) granted at any particular time under the Omnibus Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Resulting Issuer Voting Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of Resulting Issuer RSUs, provided that the terms comply with Section 409A of the U.S. Internal Revenue Code, to the extent applicable.

Upon settlement, holders will redeem each vested Resulting Issuer RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Resulting Issuer Voting Share in respect of each vested Resulting Issuer RSU, (b) a cash payment or (c) a combination of Resulting Issuer Voting Shares and cash. Any such cash payments made by the Resulting Issuer shall be calculated by multiplying the number of Resulting Issuer RSUs to be redeemed for cash by the Market Price per Resulting Issuer Voting Share as at the settlement date. Subject to the provisions of the Omnibus Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any Resulting Issuer RSU shall occur, and no Resulting Issuer Voting Share shall be issued, or cash payment shall be made in respect of any Resulting Issuer RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A Resulting Issuer PSU is a unit equivalent in value to a Resulting Issuer Voting Share credited by means of a bookkeeping entry in the books of the Resulting Issuer, which entitles the holder to receive one Resulting Issuer Voting Share (or the value thereof) for each Resulting Issuer PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any Resulting Issuer PSUs granted, the effect of termination of a participant’s service and the amount of any payment or transfer to be made pursuant to any Resulting Issuer PSU will be determined by the Plan Administrator and by the other terms and conditions of any Resulting Issuer PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Resulting Issuer PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of Resulting Issuer PSUs. Upon settlement, holders will redeem each vested Resulting Issuer PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Resulting Issuer Voting Share in respect of each vested Resulting Issuer PSU, (b) a cash payment, or (c) a combination of Resulting Issuer Voting Shares and cash. Any such cash payments made by the Resulting Issuer to a participant shall be calculated by multiplying the number of Resulting Issuer PSUs to be redeemed for cash by the Market Price per Resulting Issuer Voting Share as at the settlement date. Subject to the provisions of the Omnibus Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any Resulting Issuer PSU shall occur, and no Resulting Issuer Voting Share shall be issued, or cash payment shall be made in respect of any Resulting Issuer PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A Resulting Issuer DSU is a unit equivalent in value to a Resulting Issuer Voting Share credited by means of a bookkeeping entry in the books of the Resulting Issuer which entitles the holder to receive one Resulting Issuer Voting Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each Resulting Issuer DSU on a future date. The Resulting Issuer Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Resulting Issuer to a director in a calendar year for service on the Resulting Issuer Board that are to be payable in the form of Resulting Issuer DSUs. In addition, each director is given, subject to the provisions of the Omnibus Incentive Plan, the right to elect to receive a portion of the cash director fees owing to them in the form of Resulting Issuer DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, Resulting Issuer DSUs shall vest immediately upon grant. The number of Resulting Issuer DSUs (including fractional Resulting Issuer DSUs) granted at any particular time will be calculated by dividing (a) the amount of director compensation that are to be paid in Resulting Issuer DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Resulting Issuer Voting Share on the date of grant. Upon settlement, holders will redeem each vested Resulting Issuer DSU for: (a) one fully paid and non-assessable Resulting Issuer Voting Share issued from treasury in respect of each vested Resulting Issuer DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the Plan by the Company to a participant in respect of Resulting Issuer DSUs to be redeemed for cash shall be calculated by multiplying the number of Resulting Issuer DSUs to be redeemed for cash by the Market Price per Resulting Issuer Voting Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, Resulting Issuer RSUs, Resulting Issuer PSUs, and Resulting Issuer DSUs shall be credited with dividend equivalents in the form of additional Resulting Issuer RSUs, Resulting Issuer PSUs, and Resulting Issuer DSUs as of each dividend payment date in respect of which normal cash dividends are paid on Resulting Issuer Voting Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of Resulting Issuer RSUs, Resulting Issuer PSUs, and Resulting Issuer DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Resulting Issuer exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the Omnibus Incentive Plan does not stipulate a specific term for awards granted thereunder, as discussed below, awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Resulting Issuer. All awards must vest and settle in accordance with the provisions of the Omnibus Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Omnibus Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement:

Event	Provisions
Termination for cause/resignation

Any Resulting Issuer Option or other award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the Omnibus Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.

Termination without Cause

A portion of any unvested Resulting Issuer Options or other awards shall be immediately forfeited and cancelled as of the Termination Date. Any vested Resulting Issuer Options may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Resulting Issuer Option; and (B) the date that is 90 days after the Termination Date. If a Resulting Issuer Option remains unexercised upon the earlier of (A) or (B), the Resulting Issuer Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than a Resulting Issuer Option, such award will be settled within 90 days after the Termination Date.

Disability

Any award held by the participant that has not vested as of the date of such participant’s Termination Date shall be immediately forfeited and cancelled as of the Termination Date. Any vested Resulting Issuer Option may be exercised by the participant at any time until the expiry date of such Resulting Issuer Option. Any vested award other than a Resulting Issuer Option will be settled within 90 days after the Termination Date.

Death

Any award that is held by the participant that has not vested as of the date of the death of such participant shall be immediately forfeited and cancelled as of the Termination Date. Any vested Resulting Issuer Option may be exercised by the participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (A) the expiry date of such Resulting Issuer Option, and (B) the first anniversary of the date of the death of such participant. If an Option remains unexercised upon the earlier of (A) or (B), the Resulting Issuer Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than a Resulting Issuer Option, such award will be settled with the participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the participant’s death.

Retirement

Any (i) outstanding award that vests or becomes exercisable based solely on the participant remaining in the service of the Resulting Issuer or its subsidiary will become 100% vested, and (ii) outstanding award that vests based on the achievement of Performance Goals (as defined in the Omnibus Incentive Plan) that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Resulting Issuer Option may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Resulting Issuer Option; and (B) the third anniversary of the participant’s date of retirement. If a Resulting Issuer Option remains unexercised upon the earlier of (A) or (B), the Resulting Issuer Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than a Resulting Issuer Option that is described in (i), such award will be settled within 90 days after the participant’s retirement. In the case of a vested award other than an Option that is described in (ii), such award will be settled at the same time the award would otherwise have been settled had the participant remained in active service with the Resulting Issuer or its subsidiary. Notwithstanding the foregoing, if, following his or her retirement, the participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Resulting Issuer or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Resulting Issuer or any of its subsidiaries, any Resulting Issuer Option or other award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Resulting Issuer Voting Shares will cease trading on the Exchange, the Resulting Issuer may terminate all of the awards, other than a Resulting Issuer Option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the Omnibus Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each award equal to the fair market value of the award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested awards granted to U.S. Taxpayers (as defined in the Omnibus Incentive Plan) will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Resulting Issuer Voting Shares, (b) the sale of all or substantially all of the Resulting Issuer’s assets, (c) the dissolution or liquidation of the Resulting Issuer, (d) the acquisition of the Resulting Issuer via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, (e) individuals who comprise the Resulting Issuer Board at the last annual meeting of shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Resulting Issuer Board, unless the election, or nomination for election by the Shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board, or (f) any other event which the Resulting Issuer Board determines to constitute a change in control of the Resulting Issuer.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon the death of a participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the Omnibus Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Omnibus Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. Taxpayer to be subject to the income inclusion under Section 409A of the United States Internal Revenue Code, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of any applicable stock exchange, the approval of shareholders is required to affect any of the following amendments to the Omnibus Incentive Plan:

(1)  increasing the number of Resulting Issuer Voting Shares reserved for issuance under the Plan, except pursuant to the provisions in the Omnibus Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Resulting Issuer or its capital;

(2)  reducing the exercise price of a Resulting Issuer Option except pursuant to the provisions in the Omnibus Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Resulting Issuer or its capital;

(3)  extending the term of a Resulting Issuer Option beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within 10 business days following the expiry of such a blackout period);

(4)  permitting a Resulting Issuer Option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(5) changing the eligible participants; and

(6) deleting or otherwise limiting the amendments that require approval of the shareholders.

Except for the items listed above, amendments to the Omnibus Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Resulting Issuer for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

Upon completion of the Transaction, it is anticipated that 1,078,033 Resulting Issuer Options, 425,000 Resulting Issuer RSUs, nil Resulting Issuer PSUs, and nil Resulting Issuer DSUs will be issued and outstanding as at the Listing Date.

11. DESCRIPTION OF THE SECURITIES

The Resulting Issuer

The Resulting Issuer’s authorized share capital upon completion of the Transaction is expected to consist of: (i) an unlimited number of Resulting Issuer Voting Shares of which 49,225,721 Resulting Issuer Voting Shares are issued and outstanding as of the Listing Date; and (ii) an unlimited number of Resulting Issuer Non-Voting Shares of which 2,364,435 Resulting Issuer Non-Voting Shares are issued and outstanding as of the Listing Date.

Issue of Shares

Resulting Issuer Voting Shares

Subject to the BCBCA and the rights of the holders of issued shares of the Resulting Issuer, the Resulting Issuer may issue, allot, sell or otherwise dispose of the unissued Resulting Issuer Voting Shares, and issued Resulting Issuer Voting Shares, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a Resulting Issuer Voting Share with par value must be equal to or greater than the par value of the Resulting Issuer Voting Share.

Resulting Issuer Non-Voting Shares

The Resulting Issuer Non-Voting Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Resulting Issuer Board shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Resulting Issuer Non-Voting Shares of such series, the whole subject to the filing with the executive director (as defined in the BCBCA) of a Notice of Alteration.

Voting Rights

Resulting Issuer Voting Shares

The holders of Resulting Issuer Voting Shares are entitled to receive notice of and to attend all annual and special meetings of the Resulting Issuer Shareholders. The holders of Resulting Issuer Voting Shares are entitled to vote in person or by proxy at all meetings of the Resulting Issuer Shareholders and at all such meetings each such holder has one vote for each Resulting Issuer Voting Share held.

Resulting Issuer Non-Voting Shares

The holders of the Resulting Issuer Non-Voting Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Resulting Issuer and shall be entitled to receive all notices of meetings, information circulars and other written information from the Resulting Issuer that the holders of Resulting Issuer Voting Shares are entitled to receive from the Resulting Issuer but not to vote at such general meetings, unless otherwise required by law or as referred to herein.

Ranking

Resulting Issuer Non-Voting Shares

The Resulting Issuer Non-Voting Shares of each series shall rank on a parity with the Resulting Issuer Non-Voting Shares of every other series with respect to dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Resulting Issuer, whether voluntary or involuntary, or any other distribution of the assets of the Resulting Issuer among its shareholders for the purpose of winding up its affairs.

Dividend Rights

Resulting Issuer Voting Shares

The holders of Resulting Issuer Voting Shares are entitled to receive dividends if, as and when declared by the Resulting Issuer Board out of the assets of the Resulting Issuer properly applicable to the payment of dividends in such amount and payable at such time as and at such place in Canada as the Resulting Issuer Board may from time to time determine.

Resulting Issuer Non-Voting Shares

The Resulting Issuer Voting Shares and the Resulting Issuer Non-Voting Shares shall rank equally with one another and subordinate to any other shares of the Resulting Issuer ranking senior to the Resulting Issuer Voting Shares and the Resulting Issuer Non-Voting Shares as to such dividends as may be declared by the Resulting Issuer Board out of funds legally available therefor and all dividends, other than stock dividends payable in equity shares, will be declared contemporaneously and paid at the same time in the same property and in equal amounts per share on all the Resulting Issuer Voting Shares and the Resulting Issuer Non-Voting Shares at the time outstanding, without preference or priority of one share over another.

The Resulting Issuer Board may declare separate stock dividends payable in equity shares for each of the Resulting Issuer Voting Shares and the Resulting Issuer Non-Voting Shares provided that: (a) such stock dividends shall be declared contemporaneously and paid at the same time and in equal numbers of additional equity shares per share on all the Resulting Issuer Voting Shares and the Resulting Issuer Non-Voting Shares at the time outstanding; (b) such stock dividends shall be paid (i) in the Resulting Issuer Voting Shares to the holders of Resulting Issuer Voting Shares and (ii) in the Resulting Issuer Non-Voting Shares to the holders of the Resulting Issuer Non-Voting Shares.

Rights upon Liquidation, Dissolution or Winding Up

Resulting Issuer Voting Shares

In the event of liquidation, dissolution or winding up of the Resulting Issuer, whether voluntary or involuntary, or other distribution of assets or property of Resulting Issuer amongst holders of Resulting Issuer Voting Shares for the purpose of winding up its affairs, the holders of Resulting Issuer Voting Shares shall be entitled to receive all property and assets of the Resulting Issuer properly distributable to the holders of Resulting Issuer Voting Shares.

Resulting Issuer Non-Voting Shares

In the event of the liquidation, dissolution or winding-up of the Resulting Issuer or other distribution of assets of the Resulting Issuer among its shareholders for the purpose of winding-up its affairs, all of the property and assets of the Resulting Issuer which remain after payment to the holders of any shares ranking in priority to the Resulting Issuer Voting Shares and the Resulting Issuer Non-Voting Shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution, winding-up or distribution, shall be paid or distributed equally, share for share, to the holders of the Resulting Issuer Voting Shares and the Resulting Issuer Non-Voting Shares, without preference or distinction.

No Pre-emptive Rights

Resulting Issuer Voting Shares

Holders of Resulting Issuer Voting Shares have no pre-emptive or preferential right to purchase any securities of Resulting Issuer.

Resulting Issuer Non-Voting Shares

The holders of the Resulting Issuer Non-Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of the Resulting Issuer Non-Voting Shares or bonds, debentures or other securities of the Resulting Issuer now or in the future.

Conversion

Resulting Issuer Voting Shares

Resulting Issuer Voting Shares are not convertible into shares of any other class or series or be subject to redemption or retraction by Resulting Issuer or Resulting Issuer Shareholders.

Resulting Issuer Non-Voting Shares

Each one (1) Resulting Issuer Non-Voting Share is convertible into one (1) Resulting Issuer Voting Share. Subject to the Ownership Limitation (as defined herein), holders of Resulting Issuer Non-Voting Shares shall have conversion rights as follows (the “Resulting Issuer Non-Voting Share Conversion Rights”):

(i)	Right to Convert. Each Resulting Issuer Non-Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Resulting Issuer or any transfer agent for such shares, into one fully paid and non-assessable Resulting Issuer Voting Share.

(ii)	Limitation on Conversion Rights. Notwithstanding anything to the contrary contained in these Articles, a holder of Resulting Issuer Non-Voting Shares shall not have the right to convert any portion of the Non-Voting Shares into Resulting Issuer Voting Shares to the extent that, after giving effect to such conversion, the holder thereof has either (i) beneficial ownership of, or control or direction over, directly or indirectly, or (ii) a combination of beneficial ownership of, and control or direction over, directly or indirectly of more than 9.9% of the Resulting Issuer’s issued and outstanding Resulting Issuer Voting Shares immediately after giving effect to such conversion (the "Resulting Issuer Non-Voting Share Ownership Limitation"). The Resulting Issuer shall not effect any exercise of any convertible securities of the Resulting Issuer, including the Resulting Issuer Non-Voting Shares (convertible securities of the Resulting Issuer together with the Resulting Issuer Non-Voting Shares, the “Resulting Issuer Convertible Securities”) held by the holder thereof, and such holder shall not have the right to exercise any portion of its Resulting Issuer Convertible Securities so held, to the extent that after giving effect to such issuance after exercise as set forth on the applicable notice of exercise or subscription form, as the case may be, the holder would beneficially own in excess of the Resulting Issuer Ownership Limitation. For purposes of the foregoing sentence, the number of Resulting Issuer Voting Shares beneficially owned by the holder shall include the number of Resulting Issuer Voting Shares issuable upon exercise of the Resulting Issuer Convertible Securities with respect to which such determination is being made but shall exclude the number of Resulting Issuer Voting Shares which would be issuable upon exercise of the remaining, non-exercised portion of the Resulting Issuer Non-Voting Shares. To the extent that the Resulting Issuer Non-Voting Share Ownership Limitation applies, the determination of whether the Resulting Issuer Convertible Securities are exercisable (in relation to other securities owned by the holder) and of which portion of the Resulting Issuer Convertible Securities are exercisable shall be in the discretion of the Resulting Issuer, and the submission of a notice of exercise, shall be deemed to be the holder’s determination of whether the Resulting Issuer Convertible Securities are exercisable (in relation to other securities owned by the holder) and of which portion of the Resulting Issuer Convertible Securities are exercisable, in each case subject to the Resulting Issuer Ownership Limitation. In determining the number of outstanding Resulting Issuer Voting Shares, the Resulting Issuer may rely on the number of outstanding Resulting Issuer Voting Shares as reflected in (A) the Resulting Issuer’s most recent periodic or annual report filed with the Canadian securities commissions, (B) a more recent public announcement by the Resulting Issuer or (C) a more recent written notice by the Resulting Issuer or the transfer agent setting forth the number of Resulting Issuer Voting Shares outstanding. Upon the written or oral request of the holder, the Resulting Issuer shall within one Business Day confirm orally and in writing to the holder the number of Resulting Issuer Voting Shares then outstanding. In any case, the number of outstanding Resulting Issuer Voting Shares shall be determined after giving effect to the conversion or exercise of securities of the Resulting Issuer, including the Resulting Issuer Convertible Securities, by the holder since the date as of which such number of outstanding Resulting Issuer Voting Shares was reported. The “Ownership Limitation” shall be 9.99% of the number of shares of the Resulting Issuer Common Shares outstanding immediately after giving effect to the issuance of Resulting Issuer Voting Shares issuable upon exercise of the Resulting Issuer Convertible Securities; provided however that: (A) the holder may, in its sole discretion, subject to (B), elect that this subsection cease to apply to the holder by sending written notice of such election to the Resulting Issuer, and (B) the holder has filed, and any stock exchange on which the Resulting Issuer Voting Shares are then listed has cleared for acceptance, personal information forms in the form prescribed by such exchange, in respect of the Resulting Issuer and any third party that is in any manner connected with the holder and which the exchange requires a personal information form to be submitted.

(iii)	Mechanics of Conversion. Before any holder of Resulting Issuer Non-Voting Shares shall be entitled to convert Resulting Issuer Non-Voting Shares into Resulting Issuer Voting Shares, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Resulting Issuer, and shall give written notice to the Resulting Issuer at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for Resulting Issuer Voting Shares are to be issued (each, a “Resulting Issuer Non-Voting Share Conversion Notice”). The Resulting Issuer shall (or shall cause its transfer agent to), within two (2) Business Days thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates for the number of Resulting Issuer Voting Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Resulting Issuer Non-Voting Shares to be converted, and the person or persons entitled to receive the Resulting Issuer Voting Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Resulting Issuer Voting Shares as of such date.

(iv)	All Resulting Issuer Non-Voting Shares which shall have been surrendered for conversion in accordance with the Articles shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion, except only the right of the holders thereof to receive Resulting Issuer Voting Shares in exchange therefor and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion.

Repurchases of Outstanding Resulting Issuer Voting Shares

Under the Resulting Issuer's articles of incorporation, but subject to the provisions of the BCBA, Resulting Issuer may, if authorized by the Board, purchase any issued Resulting Issuer Voting Shares in circumstances at a price and on terms determined by the directors. However, Resulting Issuer may not purchase Resulting Issuer Voting Shares at any time when, immediately following such purchase, it would be unable to pay its debts as they fall due in the ordinary course of business or making the payment or providing the consideration would render the Resulting Issuer insolvent. Subject to the BCBA and applicable securities laws, including issuer bid rules under NI 62-104, Resulting Issuer may, from time to time, with the agreement of a holder, purchase all or part of the holder's Resulting Issuer Voting Shares whether or not Resulting Issuer has made a similar offer to all or any other of the holders of Resulting Issuer Voting Shares.

Adjustments for Distributions

Resulting Issuer Non-Voting Shares

In the event the Resulting Issuer declares a distribution to holders of the Resulting Issuer Voting Shares payable in securities of other persons, evidences of indebtedness issued by the Resulting Issuer or other persons, assets (excluding cash dividends), or options or rights, then, in each such case, the holders of the Resulting Issuer Non-Voting Shares shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of the Resulting Issuer Voting Shares into which their Resulting Issuer Non-Voting Shares are convertible as of the record date fixed for determining the holders of the Resulting Issuer Voting Shares entitled to receive such distribution.

Recapitalizations and Stock Splits

Resulting Issuer Voting Shares

Subject to the BCBCA, the Resulting Issuer may by special resolution:

(i)  create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(ii)  increase, reduce or eliminate the maximum number of shares that the Resulting Issuer is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Resulting Issuer is authorized to issue out of any class or series of shares for which no maximum is established;

(iii)  subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(iv) if the Resulting Issuer is authorized to issue shares of a class of shares with par value:

●	decrease the par value of those shares; or

●	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(v)  change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(vi) alter the identifying name of any of its shares; or

(vii)  otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Resulting Issuer Non-Voting Shares

If at any time or from time-to-time, the Resulting Issuer shall (i) effect a recapitalization of the Resulting Issuer Voting Shares; (ii) issue Resulting Issuer Voting Shares as a dividend or other distribution on outstanding Resulting Issuer Voting Shares; (iii) subdivide the outstanding Resulting Issuer Voting Shares into a greater number of Resulting Issuer Voting Shares; (iv) consolidate the outstanding Resulting Issuer Voting Shares into a smaller number of Resulting Issuer Voting Shares; or (v) effect any similar transaction or action (each, a “Resulting Issuer Recapitalization”), provision shall be made so that the holders of Resulting Issuer Non-Voting Shares shall thereafter be entitled to receive, upon conversion of Resulting Issuer Non-Voting Shares, the number of Resulting Issuer Voting Shares or other securities or property of the Resulting Issuer or otherwise, to which a holder of Resulting Issuer Voting Shares deliverable upon conversion would have been entitled on such Resulting Issuer Recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this with respect to the rights of the holders of Resulting Issuer Non-Voting Shares after the Resulting Issuer Recapitalization to the end that the provisions of the Articles shall be applicable after that event as nearly equivalent as may be practicable.

No Fractional Shares and Certificates as to Adjustment

Resulting Issuer Non-Voting Shares

No fractional Resulting Issuer Voting Shares shall be issued upon the conversion of any Resulting Issuer Non-Voting Shares and the number of Resulting Issuer Voting Shares to be issued shall be rounded up to the nearest whole Resulting Issuer Voting Share. Whether or not fractional Resulting Issuer Voting Shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Resulting Issuer Non-Voting Shares the holder is at the time converting into Resulting Issuer Voting Shares and the number of Resulting Issuer Voting Shares issuable upon such aggregate conversion.

Disputes

Resulting Issuer Non-Voting Shares

Any holder of Resulting Issuer Non-Voting Shares that beneficially owns more than 5% of the issued and outstanding Resulting Issuer Non-Voting Shares may submit a written dispute as to the determination of the conversion ratio, the arithmetic calculation of the conversion ratio of Resulting Issuer Non-Voting Shares to Resulting Issuer Voting Shares, or the Resulting Issuer Ownership Limitation by the Resulting Issuer, to the Resulting Issuer Board with the basis for the disputed determinations or arithmetic calculations. The Resulting Issuer shall respond to the holder within two (2) business days of receipt, or deemed receipt, of the dispute notice with a written calculation of the Resulting Issuer Ownership Limitation.

Other

Resulting Issuer Voting Shares

There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

Resulting Issuer Non-Voting Shares

Any Resulting Issuer Non-Voting Share converted shall be retired and cancelled and may not be reissued as shares of such series or any other class or series, and the Resulting Issuer may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of Resulting Issuer Non-Voting Shares accordingly.

Prior Sales of WBM Common Shares and Bitzero Shares

WBM

The following table sets forth the issuances of WBM securities within the previous 12-month period before the date of this Listing Statement:

Date Issued	Number & Type of WBM securities	Issue Price per Security	Consideration
November 19, 2025	4,112,954 WBM Finco Shares	C$0.05	C$205,647.70(1)

Notes:

(1)	Issued pursuant to the WBM FinCo Debt Settlement. This is equivalent to 4,112,954 Resulting Issuer Voting Shares.

Bitzero

The following table sets forth the issuances of Bitzero securities within the previous 12-month period before the date of this Listing Statement:

Date Issued	Number & Type of Bitzero securities	Issue Price per Security	Consideration
Closing Date	1,600,000 Bitzero Options (1)	US$0.40	Consulting Services
Closing Date	45,226,100 Bitzero Shares (2)	Nil	RSU Conversion
October 30, 2025	US$2,853,990 convertible debt, comprising the FAR Convertible Note(3)	US$0.40	Equipment
October 20, 2025	US$10,245,000 convertible debt, comprising the JGB Second Draw and the JGB First Draw Conversion Amount(4)	US$0.40	Cash
October 20, 2025	5,974,930 JGB Second Warrants(5)	N/A	JGB Second Draw Agreement
October 14, 2025	1,000,000 RSUs(6)	US$0.40	Consulting Services
October 14, 2025	3,750,000 Bitzero Shares and 3,750,000 Bitzero warrants(7)	US$0.40	Cash
October 6, 2025 to October 10, 2025	$1,075,000 convertible debt, compromising the Bitzero Convertible Notes(8)	US$0.40	Cash
October 6, 2025 to October 10, 2025	2,687,500 warrants issued in connection with Bitzero Convertible Notes(8)	US$0.50	Cash
September 9, 2025	11,330,000 RSUs (9)	US$0.40	Consulting Services
August 31, 2025	1,021,750 Bitzero Shares (10)	US$0.40	Cash
July 28, 2025	63,908 Bitzero Shares (11)	US$0.20	Settlement Shares
June 29, 2025	28,500,000 RSUs (12)	US$0.20	Consulting or Employment Services
June 27, 2025	19,559,862 JGB First Warrants (13)	N/A	JGB Loan Agreement
April 1, 2025	1,983,602 Bitzero Shares (14)	US$0.05	Option Exercise
February 14, 2025	22,500,000 Bitzero Shares (15)	Nil	RSU Conversion
January 31, 2025, to February 10, 2025	28,050,000 RSUs (16)	US$0.20	Consulting or Employment Services
September 6, 2024, to July 3, 2025	35,515,000 Bitzero Shares (17)	US$0.20	Cash
March 4, 2025	500,000 Bitzero Shares (18)	US$0.20	Advisory Shares
February 13, 2025	250,000 Bitzero Shares (19)	US$0.20	Advisory Shares
October 30, 2024	3,000,000 Bitzero Shares (20)	Nil	RSU Conversion

Notes:

1.	As of the Closing Date, 1,600,000 Bitzero Options were issued to directors of the Resulting Issuer. This is equivalent to 160,000 Resulting Issuer Options. 100,000 Resulting Issuer Options were issued to Gilles Seguin and 60,000 Resulting Issuer Options were issued to Claudia Di Iorio.

2.	As of the Closing Date, 45,226,100 RSUs converted into Bitzero Shares. This is equivalent to 4,522,610 Resulting Issuer Voting Shares.

3.	The FAR Convertible Note was issued in the principal amount of US$2,853,990, accrues interest at 10% per annum (12% upon default), and matures 18 months from the issue date. The holder may convert the outstanding principal and accrued interest into Bitzero Shares at a conversion price of US$0.40 per share, which is equivalent to US$4.00 per Resulting Issuer Voting Share, at any time prior to maturity, subject to customary conversion mechanics and anti-dilution protections. All rights granted to FAR pursuant to the FAR Convertible Note are conditional upon the FAR Conditions being satisfied, including FAR’s right to convert the FAR Convertible Note into Bitzero Shares or to redeem the FAR Convertible Note, and the FAR Convertible Note shall be deemed null and void if the FAR Conditions have not been satisfied by April 22, 2026. The FAR Convertible Note is subordinate to senior debt.

4.	The JGB Second Draw Agreement provides for voluntary conversion rights, allowing each lender, at its option, to convert the outstanding principal and accrued interest of the JGB Second Draw and the JGB First Draw Conversion Amount, comprising an aggregate of US$10,245,000 in principal amount into Bitzero Shares at a conversion price US$0.40 per share, subject to adjustment and beneficial ownership limitations. Following the completion of the Transaction, the JGB Second Draw and the JGB First Draw Conversion Amount will be convertible into Resulting Issuer Voting Shares at a price of US$4.00 per Resulting Issuer Voting Share.

5.	Pursuant to the JGB Second Draw Agreement, Bitzero issued to the lenders JGB Second Warrants entitling the lenders to collectively purchase 1% of the issued and outstanding Resulting Issuer Shares (on a fully diluted basis as of the Effective Time), being 5,974,930 JGB Second Warrants for a period of five years following the completion of the Transaction. Each JGB Second Warrant entitles the holder thereof to purchase one Bitzero Share at an exercise price of US$0.01 per Bitzero Share. This is equivalent to 597,493 Resulting Issuer Voting Shares at an exercise price of US$0.10 per Resulting Issuer Voting Share.

6.	Bitzero issued 1,000,000 RSUs to a consultant. This is equivalent to 100,000 RSUs in the capital of the Resulting Issuer.

7.	An arm’s length party invested US$1,500,000 in Bitzero and as consideration received 3,750,000 Bitzero Shares and 3,750,000 warrants to purchase Bitzero Shares, whereby each warrant entitles the holder to purchase one Bitzero Share at an exercise price of US$0.40 per Bitzero Share for a period of 24 months. This is equivalent to 375,000 Resulting Issuer Voting Shares and warrants to purchase 375,000 Resulting Issuer Voting Shares at an exercise price of US$4.00 per Resulting Issuer Voting Share.

8.	Pursuant to the Bitzero Convertible Note Financing, Bitzero issued the Convertible Notes accruing at a 15% interest rate compounded annually and mature 36 months from the issue date with a total principal amount of $1,075,000. The holders of the Bitzero Convertible Notes may convert the outstanding principal and accrued interest of the Bitzero Convertible Notes at US$0.40 per share for a total of 2,687,500 Bitzero Shares. This is equivalent to 268,750 Resulting Issuer Voting Shares with a conversion price of US$4.00 per Resulting Issuer Voting Share. In connection with the Bitzero Convertible Note Financing, a total of 2,687,500 warrants were issued to subscribers, exercisable at a price of $0.50 per Bitzero Share into 2,687,500 Bitzero Shares for a period of 2-years. This is equivalent 268,750 Resulting Issuer Voting Shares at an exercise price of $5.00 per Resulting Issuer Voting Share.

9.	Bitzero issued 11,330,000 RSUs to consultants. This is equivalent to 1,133,000 RSUs in the capital of the Resulting Issuer. All of the RSUs converted into Resulting Issuer Voting Shares as at the Closing Date, and form part of the number in row 2.

10.	Pursuant to the share portion of the Bitzero 2025 Financing, Bitzero issued 1,021,750 Bitzero Shares. This is equivalent to 102,175 Resulting Issuer Voting Shares.

11.	Bitzero issued an arm’s length party 63,908 Bitzero Shares, resolving a discrepancy in the subscription price for Bitzero Shares issued under a prior subscription agreement from 2021. This is equivalent to 6,391 Resulting Issuer Voting Shares. The original subscription agreement stated the price in Canadian dollars, but the intended price was in U.S. dollars, resulting in the subscriber receiving fewer shares than would have been issued at the Canadian price.

12.	Bitzero issued 28,500,000 RSUs that vested immediately and converted to Bitzero Shares on July 31, 2025. This is equivalent to 2,850,000 Resulting Issuer Voting Shares.

13.	Pursuant to the JGB Loan Agreement, Bitzero issued to the lenders JGB First Warrants entitling the lenders to collectively purchase 4% of the issued and outstanding Bitzero Shares (on a fully diluted basis), being 19,559,862 warrants for a period of five years following the completion of the Transaction. Each warrant entitles the holder thereof to purchase one Bitzero Share at an exercise price of US$0.01 per Bitzero Share. This is equivalent to 1,955,986 Resulting Issuer Voting Shares at an exercise price of US$0.10 per Resulting Issuer Voting Share.

14.	xBit was issued 1,983,602 Bitzero Options on May 7, 2021. On February 6, 2025, xBit exercised its Bitzero Options and the Bitzero Shares underlying the Bitzero Options were issued on April 1, 2025. This is equivalent to 198,360 Resulting Issuer Voting Shares.

15.	22,500,000 RSUs were converted to Bitzero Shares, from the 28,050,000 RSUs previously issued between January 31, 2025, to February 10, 2025, as reflected in row 10. This is equivalent to 2,250,000 Resulting Issuer Voting Shares.

16.	Bitzero issued 28,050,000 RSUs to various consultants and employees. This is equivalent to 280,500 RSUs in the capital of the Resulting Issuer.

17.	Pursuant to the Bitzero 2024 Financing, Bitzero issued 35,515,000 Bitzero Shares. This is equivalent to 3,551,500 Resulting Issuer Voting Shares.

18.	Bitzero issued 500,000 Bitzero Shares to Mr. Mohammad Muhawesh pursuant to an advisory services agreement. This is equivalent to 50,000 Resulting Issuer Voting Shares.

19.	Bitzero issued 250,000 Bitzero Shares to Mr. Aldo Bernardi pursuant to an advisory services agreement. This is equivalent to 25,000 Resulting Issuer Voting Shares.

20.	Bitzero issued 3,000,000 Bitzero Shares pursuant to a RSU conversion. This is equivalent to 300,000 Resulting Issuer Voting Shares.

12. PRINCIPAL SECURITYHOLDERS

To the knowledge of the directors and officers of the Resulting Issuer, no Person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Resulting Issuer.

Although, Phoenix, may become a principal securityholder (i.e., hold 10% or more of the Resulting Issuer voting securities) if it files and clears a personal information form with the Exchange. Phoenix holds 4,925,538 Resulting Issuer Voting Shares (representing 9.99% of the issued and outstanding Resulting Issuer Voting Shares) and 2,312,243 Resulting Issuer Non-Voting Shares, which are convertible on a one-for-one basis into Resulting Issuer Voting Shares, subject to certain restrictions, such that, if the entirety of the Resulting Issuer Non-Voting Shares held by Phoenix were converted into Resulting Issuer Voting Shares, Phoenix would hold an aggregate of 7,237,781 Resulting Issuer Voting Shares (representing 13.9% of the issued and outstanding Resulting Issuer Voting Shares). See “Section 11 – Description of Securities” for a description of the terms and conditions applicable to the Resulting Issuer Non-Voting Shares.

Voting Trusts

To the knowledge of the Resulting Issuer, no voting trust exists within the Resulting Issuer such that more than 10% of any class of voting securities of the Resulting Issuer are held, or are to be held, subject to any voting trust or other similar agreement.

Associates and Affiliates

To the knowledge of the Resulting Issuer none of the principal shareholders is an Associate or Affiliate of any other principal shareholder.

13. DIRECTORS AND OFFICERS

The following table lists the names, municipalities of residence of the proposed directors and officers of the Resulting Issuer, their positions and offices held with the Resulting Issuer effective on the Listing Date, their principal occupations during the past 5 years and the number of Resulting Issuer Shares of the Resulting Issuer that are beneficially owned, directly or indirectly, or over which control or direction is exercised by each.

Name, Province/State and Country of Residence	Position to be held with the Resulting Issuer	Principal Occupation for Past Five Years	Number and Percentage of Resulting Issuer Shares Beneficially Owned or Controlled	Number and Percentage of Resulting Issuer Options
Mohammed Bakhashwain (4) Jeddah, Saudi Arabia	Chief Executive Officer, Chief Strategy Officer & Director	See biography below.	3,932,717 Resulting Issuer Voting Shares (9.00%)	Nil
Igor Kostioutchenko Ontario, Canada	Chief Financial Officer	See biography below.	50,000 Resulting Issuer Voting Shares(5) (0.10%)	Nil
Giovanni Gaudenzi(1) London, United Kingdom	Head of Finance & Director	See biography below.	1,400,000 Resulting Issuer Voting Shares (2.81%)	Nil
Claudia Di Iorio(1)(4) (2) Quebec, Canada	Director	See biography below.	Nil	60,000 Resulting Issuer Options (5.89%)
Gilles Seguin (1) (4) Quebec, Canada	Corporate Secretary & Director (3)	See biography below.	100,000 Resulting Issuer Voting Shares(6) (0.20%)	100,000 Resulting Issuer Options (9.82%)
Notes:

(1)	Member of the Audit Committee.

(2)	Chair of the Audit Committee.

(3)	Chairman of the Board.

(4)	Member of the Compensation and Governance Committee.

(5)	Igor Kostioutchenko holds his Resulting Issuer Voting Shares through K&P Capital Corp.

(6)	Gilles Seguin holds his Resulting Issuer Voting Shares through Kazco Holdings Ltd.

Aggregate Ownership of Securities

As of the date of this Listing Statement, the directors, officers, and promoters of the Resulting Issuer, as a group, directly or indirectly beneficially own 6,332,7171 Resulting Issuer Voting Shares, representing approximately 12.73% of the issued and outstanding Resulting Issuer Voting Shares on an undiluted basis.

1This includes an additional 850,000 Resulting Issuer Voting Shares beneficially held by the CEO of Exanorth (a Bitzero subsidiary).

Corporate Cease Trade Orders or Bankruptcies; Penalties or Sanctions; Personal Bankruptcies

Other than as set out below, no proposed director or officer of the Resulting Issuer or a Shareholder holding a sufficient number of Resulting Issuer Shares of the Resulting Issuer to affect materially the control of the Resulting Issuer:

(1)	is, at the date of this Listing Statement, or has been, within 10 years before the date of this Listing Statement, a director, chief executive officer or chief financial officer of any company, including any personal holding company of such director, chief executive officer or chief financial officer that:

(i)	while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days issued after that person ceased to be a director or executive officer and which resulted from an event that occurred while the person was acting in such capacity; or

(2)	is, at the date of this Listing Statement, or has been, within 10 years before the date of this Listing Statement, a director or executive officer of any company (including the Resulting Issuer and any personal holding company of such director or executive officer) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Gilles Seguin was a director of Intema Solutions Inc. from 2011 to April 2018. On March 1, 2014, a failure-to-file cease trade order was issued due to a failure to file audited financial statements for the financial year ended December 31, 2013, and the corresponding management discussion & analysis. The cease trade order was subsequently revoked on July 16, 2020.

Conflicts of Interest

Conflicts of interest may arise since the directors, officers and promoters of the Resulting Issuer also hold positions as directors or officers of other companies. Some of the individuals who will be directors and officers of the Resulting Issuer have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Resulting Issuer will be in direct competition with the Resulting Issuer. Conflicts, if any, will be subject to the procedures and remedies provided under the OBCA.

Board and Management

Brief descriptions of the biographies for all of the proposed officers and directors of the Resulting Issuer are set out below:

Mohammed Bakhashwain - Chief Executive Officer, Chief Strategy Officer & Director (Age: 30)

Mohammed Bakhashwain is an entrepreneur holding a Bachelor of Administration from the University of Westminster and a Master of Science in Real Estate Development and Investment from the University of Greenwich. He has significant experience in the Blockchain space and has acted as an advisor to government bodies and ultra-high net worth families in the Gulf Cooperation Council and Europe.

Igor Kostioutchenko – Chief Financial Officer (Age: 38)

Igor’s areas of expertise center around assurance and advisory where he attends to complex areas of accounting, finance and valuations. He has a high degree of experience working organizations to address needs related to financial reporting, transaction advisory, and supporting capital raises. Mr. Kostioutchenko holds a Bachelor of Commerce from the University of Toronto’s Rotman School of Management and has been a partner at K&P CPAs for the past six years.

Giovanni Gaudenzi – Head of Finance (Age: 49)

Giovanni Gaudenzi has over 16 years of experience in investment banking at Credit Suisse and JP Morgan. He holds a bachelor’s degree of Liceo Classico at Collegio San Luigi in Bologna, Italy and a master’s degree in engineering. He founded Mackenzie Associates, a boutique family office, in 2016 where he provided investment advisory, real estate, and private equity services to insurance companies, pension funds, asset managers, and other corporates. Giovanni was appointed as the Head of Finance of Bitzero in July 2022, and continues to render services to other clients through his family office.

Gilles Seguin – Corporate Secretary & Director (Age: 65)

Gilles Seguin is an international securities and corporate lawyer, member of the Quebec Bar (1982) and the Paris Bar (2016). He is a partner at BCF LLP, where he serves as the Vice-Chairman of the Board and the head of the Governance Committee. He has served on the board and been an officer of numerous public and non-profit companies. He is known for his deep expertise in corporate governance and international mergers and acquisitions. He is presently serving as a director of Premier Groupe Financier Signature Inc.

Claudia Di Iorio – Director (Age: 30)

Claudia Di Iorio is a lawyer and received her Bachelor of Law from McGill University in 2019. Claudia completed a clerkship and was a lawyer at BCF Avocats from May 2018 to May 2021; Legal Counsel for Legal Suite Canada from May 2021 to June 2022; and a lawyer at BCA Avocats from January 2023 to August 2023. Claudia has been a director on the board for Société d’assurance automobile du Québec since July 2017 and also is currently a lawyer at CD1 Legal Inc., where she maintains a broad business law practice.

Other Reporting Issuer Experience

The following table sets out the proposed directors, officers, and Promoters of the Resulting Issuer that are, or have within the preceding five-year period been directors of other reporting issuers:

Name of Director or Officer	Reporting Issuer and Name of Trading Market(s)	Position	Time of Involvement
Igor Kostioutchenko	Xigem Technologies Corporation (CSE)	CFO	September 2020 – Present
	SuperBuzz Inc. (TSX Venture Exchange)	CFO	May 2022 – May 2025
	Zero Candida Technologies Inc. (TSX Venture Exchange)	Director	May 15, 2025 – Present
	StickIt Technologies Inc. (CSE : STKT)	Director	May 16, 2025 – Present
Gilles Seguin	Premier Health of America (TSX (TSX Venture Exchange PHA)	Director Chairman	May 2021 to April 2025
	Leopard Lake Mining Inc.	Director	January 2024 to March 2025

Audit Committee

Assuming completion of the Transaction, it is proposed that the Resulting Issuer will have an Audit Committee comprising Claudia Di Iorio (Chair), Gilles Seguin, and Giovanni Gaudenzi. Gilles Seguin and Claudia Di Iorio will be considered “independent” as that term is defined in NI 52-110. Also, all of the Audit Committee members are expected to be “financially literate” as defined in NI 52-110. The Resulting Issuer will adopt a Charter of the Audit Committee in substantially the form set out at Schedule “G”. The mandate of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities relating to financial accounting, reporting and internal controls for the Resulting Issuer.

The Audit Committee is responsible for: conducting reviews and discussions with management and the external auditors relating to the audit and financial reporting; assessing the integrity of internal controls and financial reporting procedures; ensuring implementation of internal controls and procedures; reviewing the quarterly and annual financial statements and management’s discussion and analysis of the Resulting Issuer; selecting and monitoring the independence, performance and remuneration of the external auditors; oversight of all disclosure relating to financial information; and pre-approving any non-audit services to be provided to the Resulting Issuer by any external auditors and the fees for those services. The Audit Committee will also be responsible for reviewing and following the procedures established in the Resulting Issuer’s codes, policies and guidelines as may be established from time to time.

Relevant Education and Experience

All the proposed members of the Audit Committee are able to understand and interpret information related to financial statement analysis. Each of the proposed members of the Audit Committee has a general understanding of the accounting principles used by the Resulting Issuer to prepare its financial statements and will seek clarification from the Resulting Issuer’s auditors, where required. Each of the proposed members of the Audit Committee also has direct experience in understanding accounting principles for private and reporting companies.

For additional details regarding the relevant experience of each member of the Resulting Issuer’s Audit Committee, see the relevant biographical experiences for each of the Resulting Issuer’s directors and officers under “Section 11 – Officers and Directors”.

Audit Committee Oversight

At no time since the commencement of WBM’s most recently completed financial year was the recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted by WBM and are not currently planned for the Resulting Issuer. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board and the Audit Committee, on a case-by-case basis as applicable.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by WBM’s and Bitzero’s external auditor for services provided in auditing WBM’s annual financial statements for the subject year and Bitzero’s annual financial statements for the subject year, as applicable. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of WBM’s and Bitzero’s financial statements. “Tax Fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by WBM’s external auditor in the last two fiscal years, by category, are as follows:

Year Ended October 31	Audit Fees (C$)	Audit Related Fees (C$)	Tax Fees (C$)	All Other Fees (C$)
2024	$30,000	Nil	$10,000	Nil

2023	$55,000	Nil	$10,000	Nil

The aggregate fees billed by Bitzero’s external auditor in the last two fiscal years, by category, are as follows:

Year Ended September 30	Audit Fees (US$)	Audit Related Fees (US$)	Tax Fees (US$)	All Other Fees (US$)
2024	107,750	3,750	Nil	Nil

2023	171,750	3,750	Nil	Nil

Ethical Business Conduct

As a responsible business and corporate citizen, the Resulting Issuer is committed to conducting its affairs with integrity, honesty, fairness and professionalism

The Resulting Issuer’s reputation for honesty and integrity amongst its shareholders and other stakeholders is key to the success of its business. No employee or director will be permitted to achieve results through violation of laws or regulations, or through unscrupulous dealings.

Any director with a conflict of interest or who is capable of being perceived as being in conflict of interest with respect to the Resulting Issuer will be obligated to abstain from discussion and voting by the Resulting Issuer Board or any committee of the Resulting Issuer Board on any motion to recommend or approve the relevant agreement or transaction. The Resulting Issuer Board must comply with conflict-of-interest provisions of the OBCA.

Nomination of Directors

Responsibility for identifying new candidates to join the Resulting Issuer Board will belong to the Resulting Issuer Board as a whole. The Resulting Issuer Board will encourage all directors to participate in the process of identifying and recruiting new candidates. It is expected that the Compensation and Governance Committee will have the responsibility of making recommendations to the Resulting Issuer Board with respect to the new nominees and for assessing directors on an on-going basis While there are no specific criteria for Resulting Issuer Board membership, it is expected that the Resulting Issuer will seek to attract and retain directors with business knowledge and a particular expertise in technology and development of other areas of specialized knowledge (such as finance) which will assist in guiding the officers of the Resulting Issuer. Gilles Seguin, Claudia Di Iorio, and Mohammed Bakhashwain are the members of the Compensation and Governance Committee.

14. EXECUTIVE COMPENSATION

The following information is presented in accordance with Form 51-102F6V - Statement of Executive Compensation and provides details of all proposed compensation for each proposed director and NEO of the Resulting Issuer for the first 12 months following the Effective Date.

Compensation Discussion and Analysis

The Resulting Issuer expects to provide a market-based blend of base salaries, bonuses and equity incentive components in the form of Resulting Issuer Awards to further align the interests of management with the interests of the Resulting Issuer’s shareholders.

It is expected that the Resulting Issuer’s policies on compensation for its NEOs will be intended to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements in the context of the Resulting Issuer. The overriding principles in establishing executive compensation provide that compensation should:

1.  reflect fair and competitive compensation commensurate with an individual’s experience and expertise in order to attract and retain highly qualified executives;

2.  reflect recognition and encouragement of leadership, entrepreneurial spirit and teamwork;

3.    reflect an alignment of the financial interests of the executives with the financial interest of the shareholders;

4.  include options and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate performance and objectives;

5.  reflect a contribution to enhancement of shareholder value; and

6. provide incentive to the executives to continuously improve operations and execute on corporate strategy.

It is anticipated that the Resulting Issuer’s executive compensation program will encompass three elements as follows: (i) base salary; (ii) short-term compensation incentives for management through cash bonuses; and (iii) long-term compensation incentives (primarily options) related to long-term increases in share value.

Research and Benchmarking

The Resulting Issuer does not intend to engage in, formal benchmarking with an independent advisory firm for the purpose of establishing the executive compensation program relative to any predetermined level or specified peer group of companies when considering the design of its program. It is anticipated that initially the Compensation and Governance Committee will make reference to internally prepared comparative analysis to peer companies provided by management to evaluate the appropriateness and competitiveness of its executive compensation program.

Mitigation of Compensation-Related Risk

As part of its annual review of the Resulting Issuer’s compensation policies and practices, including the setting of annual corporate performance objectives, the Compensation and Governance Committee is expected to consider risks associated with such policies and practices. The Resulting Issuer Board and the Compensation and Governance Committee are expected to consider and assess, as necessary, risks relating to compensation prior to entering into or amending employment contracts with NEOs and when setting the compensation of directors. The Resulting Issuer Board and the Compensation and Governance Committee intend to establish compensation policies and practices are appropriate for its industry and stage of business and that such policies and practices do not have associated with them any risks that are reasonably likely to have a material adverse effect on the Resulting Issuer or which would encourage a NEO to take any inappropriate or excessive risks. The Compensation and Governance Committee is anticipated to continually review the Resulting Issuer’s compensation policies, including its compensation-related risk profile, as necessary, to ensure its compensation policies and practices are not reasonably likely to have a material adverse effect on the Resulting Issuer or encourage a NEO to take any inappropriate or excessive risks.

Elements of the Resulting Issuer’s Executive Compensation Program

Base Salary

Base salary represents a key component of an executive officer’s compensation package as it is the first step in ensuring a competitive structure based on a number of factors, including peer group comparison.

It is anticipated that the base salary for each of the executive officers of the Resulting Issuer will be reviewed and established annually, typically during the first quarter of the fiscal year with changes to be implemented as of the beginning of each fiscal year. Base salaries are expected to be determined according to the particular executive officer’s personal performance and seniority, contribution to the business of the Resulting Issuer and the size and stage of development of the Resulting Issuer. Base salaries will also be reviewed from time to time to ensure comparability with industry norms. The Resulting Issuer anticipates hiring qualified management from around the world and therefore will likely look to compensation paid by Canadian competitors.

Named Executive Officers

The Resulting Issuer’s “NEOs” include:

1.	Mohammed Bakhashwain (CEO & Director);

2.	Igor Kostioutchenko (CFO); and

3.	Giovanni Gaudenzi (Head of Finance & Director).

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth the proposed compensation to be earned by the NEOs and directors of the Resulting Issuer during the first 12 months following the Effective Date, excluding compensation securities:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission (US$)	Bonus (US$)	Committee or Meeting Fees (US$)	Value of Perquisites (US$)	Value of All Other Compensation (US$)	Total Compensation (US$)
Mohammed Bakhashwain CEO, Chief Strategy Officer & Director	2025	$450,000	Nil	Nil	Nil	Nil	$450,000
Igor Kostioutchenko CFO	2025	$107,000	Nil	Nil	Nil	Nil	$107,000(1)
Giovanni Gaudenzi Head of Finance & Director	2025	$360,000	Nil	Nil	Nil	Nil	$360,000
Gilles Seguin Corporate Secretary, Chairman & Director	2025	Nil	Nil	Nil	Nil	Nil	Nil
Claudia Di Iorio Director	2025	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Igor Kostioutchenko provides CFO services to Bitzero through his accounting firm, K&P CPAs, Professional Corporation. Igor’s annual salary is paid in Canadian dollars in the amount of $153,000 (converted at FX rate USD/CAD 1.43 as at December 18, 2024).

Stock Options and Other Compensation Securities

The Resulting Issuer may, in the discretion of the Board, grant Resulting Issuer Options and Resulting Issuer RSUs under the Omnibus Incentive Plan from time to time, to current and incoming executive officers. Please see “Section 10 – Options and Other Rights to Purchase Securities” for a summary of the material terms of the Omnibus Incentive Plan. The following table sets forth all proposed compensation securities to be earned by the NEOs and directors of the Resulting Issuer, for services provided or to be provided, directly or indirectly, to the Resulting Issuer or any subsidiary thereof:

Name and Position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class	Date of issue or grant	Issue, conversion or exercise price (US$)	Closing price of security or underlying security on date of grant (US$)	Closing price of security or underlying security at year end (US$)	Expiry Date
Mohammed Bakhashwain CEO, Chief Strategy Officer & Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Igor Kostioutchenko CFO	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Giovanni Gaudenzi Head of Finance & Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gilles Seguin Corporate Secretary, Chairman & Director	Resulting Issuer Options	100,000 Resulting Issuer Options exercisable into 100,000 Resulting Issuer Voting Shares (9.82%)	November 19, 2025	$4.00	N/A	N/A	November 19, 2028
Claudia Di Iorio Director	Resulting Issuer Options	60,000 Resulting Issuer Options exercisable into 60,000 Resulting Issuer Voting Shares (5.89%)	November 19, 2025	$4.00	N/A	N/A	November 19, 2028

Share-Based and Options Awards

The Resulting Issuer has adopted an Omnibus Incentive Plan dated November 19, 2025, which provides that the aggregate number of shares that may be issued under all awards under the Omnibus Incentive Plan will be 20% of the Resulting Issuer Shares outstanding, from time to time.

Pension Plan Benefits

The Resulting Issuer does not have any pension plans that provide for payments or benefits to directors or NEOs at, following, or in connection with retirement, including a defined benefits plan or a defined contribution plan. The Resulting Issuer does not have a deferred compensation plan with respect to any NEO or director.

Employment, Consulting and Management Contracts

Except as previously disclosed in Section 4 – General Development of the Business, the Resulting Issuer does not have any contracts, agreements, plans or arrangements that provide for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Issuer or a change in an NEO’s responsibilities.

External Management Companies

The Resulting Issuer has the following agreements and arrangements in place whereby an external management company employs or retains individuals who act as NEOs or directors of the Resulting Issuer:

●	K&P Services Agreement, pursuant to which Igor Kostioutchenko provides CFO services to the Resulting Issuer through K&P CPA Professional Corporation; and

●	Aadnevik Consulting Agreement, pursuant to which Frank Aadnevik provides CEO services to Exanorth through Aadnevik Invest.

Termination and Change of Control Benefits

Except as disclosed below, the Resulting Issuer has no contract, agreement, plan or arrangement that provides for payments to an NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Resulting Issuer or a change in the NEOs responsibilities.

K&P Services Agreement

The K&P Services Agreement provides that if within twelve (12) months following a “change of control” of Bitzero, the K&P Services Agreement is terminated by Bitzero, other than if K&P CPA Professional Corporation terminates the K&P Services Agreement for any reason at any time within twelve (12) months after the “change of control”, then Bitzero will pay K&P a severance amount equal to twelve times the monthly fee payable pursuant to the K&P Services Agreement.

Gaudenzi Employment Agreement

The Gaudenzi Employment Agreement has the following provisions related to termination and change of control:

●	If the Gaudenzi Employment Agreement is terminated for just cause (as defined in the Gaudenzi Employment Agreement), Bitzero may terminate the employment immediately, without providing additional notice, and without any obligation to offer severance benefits. Upon termination for just cause, Giovanni Gaudenzi is entitled to the following:

i.	Any accrued and unpaid base salary and bonus earned up to the date of the termination;

ii.	Any accrued but unpaid vacation pay earned up to the date of termination;

iii.	Reimbursement of any pre-approved expenses incurred, but which remain unpaid up to the date of termination.

●	Upon termination voluntarily by Giovanni Gaudenzi, Giovanni shall be entitled to the following:

i.	Any accrued and unpaid base salary and bonus earned up to the date of termination;

ii.	Any accrued but unpaid vacation pay earned up to the date of termination;

iii.	Any other payments, benefits, or entitlement under the Employment Standards Act other than termination or severance pay;

iv.	Reimbursement of any pre-approved expenses incurred, but which remain unpaid up to the date of termination.

●	If the Gaudenzi Employment Agreement is terminated without just cause, Gaudenzi is entitled to the following:

1)	24 months base salary and bonus;

2)	Any accrued and unpaid base salary and bonus earned up to the date of termination;

3)	Any accrued but unpaid vacation pay earned up to the date of termination;

4)	Reimbursement of any pre-approved expenses incurred, but which remain unpaid up to the date of termination.

●	In the event of a change of control of Bitzero, Giovanni Gaudenzi is entitled to the following pursuant to the Gaudenzi Employment Agreement:

1)	In the event of a change of control, if Gaudenzi’s employment is terminated by Bitzero without cause within 12 months following the effective date of the change of control, Gaudenzi shall be entitled to a severance payment equal to, 36 months base salary and bonus, payable within 14 days of termination;

2)	If the employee holds any Bitzero Options that are unvested as of the effective date of the change of control, all unvested Bitzero Options shall immediately vest upon the change of control.

15. ESCROW SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

The Resulting Issuer is classified as an “emerging issuer” under NP 46-201. An “emerging issuer” is an issuer that after its initial public offering is not an “exempt issuer” or an “established issuer” (as such terms are defined in NP 46-201). Based on the Resulting Issuer being an “emerging issuer” (as defined in NP 46-201), subject to the exceptions set out in NP 46-201, all securities held by principals (as defined in NP 46-201) of the Resulting Issuer are to be held in escrow (the “Escrowed Securities”). All such Escrowed Securities will be subject to a 36-month escrow period pursuant to an escrow agreement (the “Escrow Agreement”). Ten percent of the Escrowed Securities of each principal that is subject to the Escrow Agreement were exempt from escrow effective on the receipt of notice confirming the listing of Resulting Issuer Voting Shares on the CSE. Thereafter, the balance of such Escrowed Securities will be released over 36 months in six-month intervals in equal tranches of 15% from the date of the listing of the Resulting Issuer Voting Shares on the CSE. The Escrowed Securities will be released as follows:

On the Listing Date	1/10 of the Escrowed Securities
6 months after the Listing Date	1/6 of the remaining Escrowed Securities
12 months after the Listing Date	1/5 of the remaining Escrowed Securities
18 months after the Listing Date	1/4 of the remaining Escrowed Securities
24 months after the Listing Date	1/3 of the remaining Escrowed Securities
30 months after the Listing Date	1/2 of the remaining Escrowed Securities
36 months after the Listing Date	The remaining Escrowed Securities

The following lists holders of the Escrowed Securities:

Name and Municipality of Residence of Securityholder	Designation of Class of Security	After Giving Effect to the Transaction
		No. of Securities Held in Escrow	Percentage of Class
Mohammed Bakhashwain Jeddah, Saudi Arabia	Resulting Issuer Voting Shares	3,932,717	7.90%
K&P Capital Corp.(1) Ontario, Canada	Resulting Issuer Voting Shares	50,000	0.10%
Giovanni Gaudenzi London, United Kingdom	Resulting Issuer Voting Shares	1,400,000	2.81%
Exakraft AS(2)	Resulting Issuer Voting	600,000	1.71%
Oslo, Norway	Shares
Josie Anne Vilchez Chirichigno(3) Oslo, Norway	Resulting Issuer Voting Shares	250,000	0.50%
Claudia Di Iorio Québec, Canada	Resulting Issuer Options	60,000	5.89%
Gilles Seguin Quebec, Canada	Resulting Issuer Options	100,000	9.82%
Kazco Holdings Ltd.(4) Quebec, Canada	Resulting Issuer Voting Shares	100,000	0.20%
Total Resulting Issuer Voting Shares Subject to Escrow		6,332,717	12.73%
Total Resulting Issuer Options Subject to Escrow		160,000	15.72%

Notes:

(1)	The Resulting Issuer Voting shares held by K&P Capital Corp. are beneficially owned and controlled by Igor Kostioutchenko.

(2)	The Resulting Issuer Voting Shares held by Exakraft AS are beneficially owned and controlled by Frank Aadnevik.

(3)	The Resulting Issuer Voting Shares held by Josie Anne Vilchez are beneficially owned and controlled by Frank Aadnevik.

(4)	The Resulting Issuer Voting Shares held by Kazco Holdings Ltd. are beneficially owned and controlled by Gilles Seguin.

16. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the executive officers, directors or employees or any former executive officers, directors or employees of the Resulting Issuer or any proposed nominee for election as a director of the Resulting Issuer or any of their respective associates is or has been indebted to the Resulting Issuer or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Resulting Issuer.

17. RISK FACTORS

An investment in our Resulting Issuer Shares should be considered speculative due to the nature of the Resulting Issuer’s business and may involve a substantial risk of loss. Investors should carefully consider the following risk factors, together with all of the other information included in this Listing Statement, before deciding to purchase our Resulting Issuer Shares. Any of the matters highlighted in these risk factors could have a material adverse effect on the business of the Resulting Issuer, results of its operations and its financial condition. Such circumstances would cause the trading price of our Resulting Issuer Shares to decline, and you may lose part or all of your investment.

The Resulting Issuer believes the following risks to be the most significant for potential investors. However, these risk factors are not a definitive list of all risk factors associated with an investment in the Resulting Issuer or in connection with the Resulting Issuer’s operations. Additional risks and uncertainties not presently known to the Resulting Issuer or that the Resulting Issuer currently believes are not material, may also have a material adverse effect on its business, financial condition, operating results or prospects.

An investment in securities of the Resulting Issuer should only be made by persons who can afford a significant or total loss of their investment.

Risks Related to the Operations of the Resulting Issuer

The Resulting Issuer may be unable to achieve or sustain profitability in the future

There is no assurance that the Resulting Issuer will earn profits in the future, or that profitability, if achieved, will be sustained. The Resulting Issuer expects to continue to incur significant expenses including sales and marketing expenses, product development, research and development costs and other expenses. In addition, the Resulting Issuer expects that its general and administrative costs and other expenses will increase following this Listing Statement due to the additional costs associated with being a public company. These efforts and additional expenses may be more costly than the Resulting Issuer expects, and the Resulting Issuer cannot guarantee that it will be able to increase its revenue to offset such expenses. The Resulting Issuer revenue may decline, or its revenue growth may be constrained for a number of reasons, including reduced demand for the Resulting Issuer’s products and services, increased competition or failure to capitalize on growth opportunities. The Resulting Issuer will need to generate sufficient additional revenue to achieve profitability and, even if it achieves profitability, the Resulting Issuer cannot be sure that it will remain profitable for any substantial period of time. The Resulting Issuer’s failure to achieve or sustain profitability could negatively impact its ability to obtain financing, pursue its business objectives, and have a material adverse effect on the value of the Resulting Issuer Shares.

Limited Operating History

The Resulting Issuer had a limited history of operations prior to the Transaction and consequently, the Resulting Issuer’s current operations inherited from Bitzero are subject to all the business risks and uncertainties associated with any early-stage enterprise, including possible under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and a lack of significant revenue. The limited operating history may also make it difficult for investors to evaluate the Resulting Issuer’s prospects for success. There can be no assurance that the Resulting Issuer will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the risks, expenses, and difficulties frequently encountered in early stages of operations.

Growth Management

The Resulting Issuer may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Resulting Issuer to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Resulting Issuer to deal with this growth may have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations and prospects.

Information Technology Systems and Cyberattacks

The Resulting Issuer has entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with its operations. The Resulting Issuer’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Resulting Issuer’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Resulting Issuer’s reputation and results of operations.

The Resulting Issuer has not experienced any material losses to date relating to cyberattacks or other information security breaches, but there can be no assurance that the Resulting Issuer will not incur such losses in the future. The Resulting Issuer’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Resulting Issuer may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Risks related to Insurance

The Resulting Issuer intends to insure its operations in accordance with technology industry practice. However, such insurance may not be available, uneconomical for the Resulting Issuer, or the nature or level may be insufficient to provide adequate insurance cover. Further, the Resulting Issuer may not insure against cyber-theft or hacking attacks. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Resulting Issuer.

Risks related to Industry Regulation

The Resulting Issuer will be subject to a variety of laws and regulations across all jurisdictions in which it operates, including but not limited to, cryptocurrency, intellectual property, advertising, marketing, distribution, data and information security, electronic communications, competition, consumer protection, privacy laws, unfair commercial practices, taxation, and securities law compliance. These laws, regulations and legislation, along with other applicable laws and regulations, which in some cases can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations could have a material adverse impact on the Resulting Issuer and lead to increases in costs and expenditure as well as restrict its existing operations and ability to expand.

These laws and regulations, as well as any changes to the same and any related inquiries, investigations or any other government actions, may be costly to comply with and may delay or impede new product development, result in negative publicity, increase the Resulting Issuer’s operating costs, require significant management time and attention, and subject it to remedies that may harm its business including fines or demands or orders that modify, or cease certain or all existing business practices, or implement costly and burdensome compliance measures. Any such consequences could adversely affect the Resulting Issuer’s business, results of operations or financial condition.

Risks related to Litigation

The Resulting Issuer may, from time to time, become involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Resulting Issuer cannot reasonably predict the likelihood or the outcome of these actions. Adverse outcomes in some, or all of these, claims may result in significant monetary damages or injunctive relief that could adversely affect the Resulting Issuer’s ability to conduct its business. Even if the Resulting Issuer prevails in any such legal proceeding, the proceedings could be costly and time consuming and may divert the attention of management and key personnel from the Resulting Issuer’s operations.

Changes in Technology

The Resulting Issuer’s ability to compete in the markets it serves may be threatened by change, including changes in technology, changes with respect to consumer needs, competition and industry standards. The Resulting Issuer will actively seek solutions that respond (in a timely manner) to cryptocurrency developments, data center developments, high processing computing developments and other prospective client needs, however its failure to respond well to these challenges could adversely impact the Resulting Issuer’s business, financial position and results of operations. New product development or modification is costly, involves significant research, development, time, and expense, and may not necessarily result in the successful commercialization of any new products.

Market Unpredictability

Because the cryptocurrency is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding whether to invest in the Resulting Issuer and, few, if any, established corporations whose business model the Resulting Issuer can follow or upon whose success the Resulting Issuer can build. Accordingly, investors will have to rely on their own estimates in deciding whether to invest in the Resulting Issuer. There can be no assurance that the Resulting Issuer’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results.

Ability to form strategic alliances

The Resulting Issuer’s growth and marketing strategies are based, in part, on seeking out and forming strategic alliances and working relationships with third parties. There can be no assurance that existing strategic alliances and working relationships will not be terminated or modified in the future, nor can there be any assurance that new relationships, if any, will afford the Resulting Issuer the same flexibility under which it currently operates. If the Resulting Issuer is unsuccessful in establishing or maintaining its relationship with these third parties, the Resulting Issuer’s ability to compete in the marketplace or to grow its revenue could be impaired, and operating results could suffer.

Impact of system interruptions

The Resulting Issuer’s ability to provide reliable service largely depends on the efficient and uninterrupted operation of its intelligence platform. Any significant interruptions could harm its business and reputation and result in a loss of consumers. The Resulting Issuer’s systems and operations could be exposed to damage or interruptions from fire, natural disaster, power loss, telecommunications failure, terrorism, vendor failure, unauthorized entry and computer viruses or other causes, many of which may be beyond its control. Although the Resulting Issuer will have taken steps to prevent a system failure, the measures taken may not be successful and the Resulting Issuer may experience problems other than system failures. The Resulting Issuer may also experience software defects, development delays, installation difficulties and other systems problems, which would harm its business and reputation and expose it to potential liability which may not be fully covered by business interruption insurance. The Resulting Issuer’s data applications may not be sufficient to address technological advances, changing market conditions or other developments.

Reliance on Management and Key Personnel

The Resulting Issuer’s success, including its research and development and operational success, will depend on the ability of its directors, officers and other key personnel to develop and execute on the Resulting Issuer’s business strategies and manage its ongoing operations, and on the Resulting Issuer’s ability to attract and retain key personnel. A risk associated with the Resulting Issuer’s business is the loss of important staff members. The Resulting Issuer is currently in good standing with all high-level employees and believes that with well-managed practices it will remain in good standing. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Resulting Issuer’s business, operating results or financial condition.

In addition, the Resulting Issuer’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for qualified personnel in the Resulting Issuer’s industry is significant and the Resulting Issuer may incur significant costs to attract and retain them. No assurance can be provided that the Resulting Issuer will be able to attract or retain key personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Resulting Issuer.

Indebtedness

Bitzero currently has outstanding, indebtedness that is secured by some or all of its assets. If Bitzero defaults under the terms of such secured debt, the lenders may enforce their security interests and realize on the collateral, which could include assets essential to the Bitzero’s operations. This could materially adversely affect Bitzero’s ability to continue its business and meet its obligations to other creditors and securityholders. The existence of secured debt may also limit Bitzero’s ability to obtain additional financing, as potential lenders or investors may be subordinated to the existing secured creditors. Furthermore, secured creditors may have remedies and rights that rank in priority to those of other creditors and shareholders, which could result in little or no recovery for such other stakeholders in the event of an enforcement or insolvency proceeding.

Interest Rate and Benchmark Risk pursuant to the JGB Loan Agreement

The interest rate on the JGB Loan Agreement is a floating rate, based on Term SOFR (or a replacement benchmark, if necessary) plus a fixed spread. As a result, the interest rate may vary significantly over the life of the loan. An increase in market rates may cause the interest payments owed by borrowers to rise, potentially increasing the overall cost of borrowing. Should the underlying benchmark rate (Term SOFR) become unavailable or be replaced, the agent may select a substitute rate, which may differ from the original rate. These factors may affect the amount and timing of interest payments due and may materially impact investors’ returns or the value of the loan securities.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of the Resulting Issuer will be subject in connection with the operations of the Resulting Issuer. In particular, certain of the directors and officers of the Resulting Issuer are involved in managerial and/or director positions with other companies whose operations may, from time to time, be in direct competition with those of the Resulting Issuer. Conflicts, if any, will be subject to the procedures and remedies available under the OBCA. In the event that any such conflict of interest arises, a director or officer who has such a conflict will disclose the conflict to a meeting of the directors of the Resulting Issuer and, if the conflict involves a director, the director will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, the Resulting Issuer will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. In accordance with the provisions of the OBCA, the directors and officers of the Resulting Issuer are required to act honestly in good faith, with a view to the best interests of the Resulting Issuer. In determining whether or not the Resulting Issuer will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Resulting Issuer, the degree of risk to which the Resulting Issuer may be exposed and its financial position at that time.

Additional Financing

There is no guarantee that the Resulting Issuer will be able to execute on its business strategy. It is expected that the Resulting Issuer will require additional financing to make further investments or take advantage of future opportunities. The ability of the Resulting Issuer to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as upon the business success of the Resulting Issuer. The failure to raise such capital could result in the delay or indefinite postponement of current business strategy or the Resulting Issuer ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Resulting Issuer. In addition, from time to time, the Resulting Issuer may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Resulting Issuer’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Resulting Issuer to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Negative cash flow from operations

Bitzero had positive operating cash flow for the financial year ended September 30, 2024 (prior to adjustment for non-cash working capital) and a negative operating cash flow for the three and nine months ended June 30, 2025. Although it is anticipated that the Resulting Issuer will have positive cash flow from operating activities in future periods, the Resulting Issuer cannot guarantee that it will have positive cash flow in the future.

Liquidity

The Resulting Issuer cannot predict at what prices the Resulting Issuer’s Resulting Shares will trade, and there can be no assurance that an active trading market in the Resulting Issuer will develop or be sustained. Final approval of the Exchange has not yet been obtained. There is a significant liquidity risk associated with an investment in the Resulting Issuer.

Dilution

The Resulting Issuer may make future acquisitions or enter into financings or other transactions involving the issuance of securities. If the Resulting Issuer was to issue the Resulting Issuer Shares, existing holders of such shares may experience dilution in their holdings. Moreover, when the Resulting Issuer’s intention to issue additional equity securities becomes publicly known, the market price for Resulting Issuer Shares may be adversely affected.

Valuation and Price Volatility of Cryptocurrencies

The profitability of the Resulting Issuer’s operations will be significantly affected by changes in prices of cryptocurrencies. Cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Resulting Issuer control, including hacking, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrency prices should decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Resulting Issuer could determine that it is not economically feasible to continue activities. Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value proposition of the Resulting Issuer. Volatility may have an impact on the value of the Resulting Issuer’s inventory of currencies.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from mining. If the network difficulty increased at a significantly higher rate than the Resulting Issuer’s hashrate and the price of cryptocurrency did not increase at the same rate as network difficulty, then the profitability of the Resulting Issuer’s operations would be significantly affected. There can be no assurance that cryptocurrency prices will increase in proportion to the rate of increase of network difficulty as network difficulty is subject to volatility in growth.

The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Resulting Issuer’s Bitcoin inventory. The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of. As an alternative to fiat currencies that are backed by central governments, cryptocurrencies such as Bitcoin, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of Bitcoin either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Resulting Issuer’s operations and profitability.

Acceptance and/or widespread use of cryptocurrency is uncertain

Currently, there is relatively small use of Bitcoin and/or other cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Resulting Issuer’s operations, investment strategies, and profitability. As relatively new products and technologies, Bitcoin, and its other cryptocurrency counterparts have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Resulting Issuer’s operations, investment strategies, and profitability.

The Resulting Issuer’s Bitcoin may be subject to loss, theft or restriction on access

There is a risk that some or all of the Resulting Issuer’s coins could be lost or stolen. Access to the Resulting Issuer’s coins could also be restricted by cybercrime (such as a denial of service (“DDoS”) attack) against a service at which the Resulting Issuer maintains a hosted online wallet. Any of these events may adversely affect the operations of the Resulting Issuer and, consequently, its investments and profitability. The loss or destruction of a private key required to access the Resulting Issuer’s digital wallets may be irreversible. The Resulting Issuer’s loss of access to its private keys or its experience of a data loss relating to the Resulting Issuer’s digital wallets could adversely affect its investments.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public Blockchain. The Resulting Issuer will publish the public key relating to digital wallets in use when it verifies the receipt of Bitcoin transfers and disseminates such information into the network, but it will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, the Resulting Issuer will be unable to access its coins and such private keys will not be capable of being restored by network. Any loss of private keys relating to wallets used to store the Resulting Issuer’s Bitcoin could adversely affect its investments and profitability.

Risk related to technological obsolescence and difficulty in obtaining hardware

To remain competitive, the Resulting Issuer will continue to invest in hardware and equipment at the Norway Data Center required for maintaining the Resulting Issuer’s mining activities. Should competitors introduce new services/software embodying new technologies, the Resulting Issuer recognizes its hardware and equipment, and its underlying technology may become obsolete and require substantial capital to replace such equipment. The increase in interest and demand for cryptocurrencies has led to a shortage of mining hardware as individuals purchase equipment for mining at home. Equipment in the Norway Data Center will require replacement from time to time. Shortages of graphics processing units may lead to unnecessary downtime as the Resulting Issuer searches for replacement equipment to ensure the Norway Data Center is running smoothly.

There are factors which may prevent the Resulting Issuer from the realization of growth targets. The Resulting Issuer is currently in the expansion from early development stage

The Resulting Issuer’s growth strategy contemplates opening additional data centers. There is a risk that this will not be achieved on time, on budget, or at all, as it can be adversely affected by a variety of factors, including some that are discussed elsewhere in these “Risk Factors” and the following:

●	Delays or failures in obtaining an appropriate location and/or space for the data centers;
●	data center design errors;
●	environmental pollution;
●	non-performance by third party contractors;
●	increases in materials or labour costs;
●	construction performance falling below expected levels of output or efficiency;
●	breakdown, aging or failure of equipment or processes;
●	contractor or operator errors;
●	operational inefficiencies;
●	labour disputes, disruptions or declines in productivity;
●	inability to attract sufficient numbers of qualified workers; disruption in the supply of energy and utilities; and
●	major incidents and/or catastrophic events such as fires, explosions or storms.

Increased power costs may adversely affect the business

The Resulting Issuer expects that power-related costs will account for a significant portion of future expenses. While the Resulting Issuer has the Norway Data Center, the Resulting Issuer will continue to be reliant on third-party power providers. One of the Resulting Issuer’s key competitive advantages will be the lower cost for our services that we will achieve by factors such as low operating costs. There is no guarantee that the value of the low cost power grid will remain consistent in the future. Rising energy costs may damage the Resulting Issuer’s business by reducing our competitive advantages globally against other IT infrastructure facilities providers since our existing and future customers may no longer experience significant cost-savings if our energy costs are higher than those of our global competitors. As a result, rising energy costs could potentially harm the Resulting Issuer’s results of operations by decreasing our standing with customers.

Discretion as to the Use of Available Funds

The Resulting Issuer’s management will have broad discretion in how it uses the funds available to it. Management may use the available funds in ways that shareholders may not consider desirable. The results and the effectiveness of the application of the funds are uncertain. If the funds are not applied effectively, the results of the Resulting Issuer’s operations may suffer. Shareholders may not agree with the manner in which management chooses to allocate and spend the available funds.

Risks Related to the Securities

Market Volatility

The Resulting Issuer cannot assure you that a market will continue to develop or exist for the Resulting Issuer Voting Shares or what the market price of the Resulting Issuer Voting Shares will be. The Resulting Issuer cannot assure that a market will continue to develop or be sustained once the Resulting Issuer Voting Shares are listed on the Exchange. If a market does not continue to develop or is not sustained, it may be difficult for investors to sell the Resulting Issuer Voting Shares at an attractive price or at all. The Resulting Issuer cannot predict the prices at which the Resulting Issuer Voting Shares will trade.

The market price for the Resulting Issuer Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Resulting Issuer’s control, including the following:

● actual or anticipated fluctuations in the Resulting Issuer’s quarterly results of operations;

● recommendations by securities research analysts;

● changes in the economic performance or market valuations of companies in the industry in which the Resulting Issuer operates;

● addition or departure of the Resulting Issuer’s executive officers and other key personnel;

● release or expiration of lock-up or other transfer restrictions on outstanding Resulting Issuer Voting Shares;

● sales or perceived sales of additional Resulting Issuer Voting Shares;

● significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or the Resulting Issuer’s competitors;

● operating and share price performance of other companies that investors deem comparable to us; fluctuations to the costs of vital production materials and services;

● changes in global financial markets and global economies and general market conditions, such as interest rates and product price volatility;

● operating and share price performance of other companies that investors deem comparable to the Resulting Issuer or from a lack of market comparable companies;

● news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Resulting Issuer’s industry or target markets; and

● regulatory changes in the industry.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Resulting Issuer Voting Shares may decline even if the Resulting Issuer’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which might result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Resulting Issuer’s operations could be adversely affected, and the trading price of the Resulting Issuer Voting Shares might be materially adversely affected.

The Resulting Issuer does not anticipate paying cash dividends

The Resulting Issuer current policy is to retain earnings to finance the development and enhancement of its products and to otherwise reinvest in the Resulting Issuer. Therefore, the Resulting Issuer does not anticipate paying cash dividends on the Resulting Issuer Voting Shares in the foreseeable future. The Resulting Issuer’s dividend policy will be reviewed from time to time by the Resulting Issuer’s board in the context of its earnings, financial condition and other relevant factors. Until the time that the Resulting Issuer pays dividends, which the Resulting Issuer might never do, Resulting Issuer shareholders will not be able to receive a return on their Resulting Issuer Voting Shares unless they sell them.

Future sales of Resulting Issuer Voting Shares by existing shareholders could reduce the market price of the Resulting Issuer Voting Shares

Sales of a substantial number of Resulting Issuer Voting Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Resulting Issuer Voting Shares intend to sell Resulting Issuer Voting Shares, could reduce the market price of the Resulting Issuer Voting Shares. Additional Resulting Issuer Voting Shares may be available for sale into the public market, subject to applicable securities laws, which could reduce the market price for Resulting Issuer Voting Shares. Holders of Resulting Issuer Options will have an immediate income inclusion for tax purposes when they exercise their Resulting Issuer Options (that is, tax is not deferred until they sell the underlying Resulting Issuer Voting Shares). As a result, these holders may need to sell Resulting Issuer Voting Shares purchased on the exercise of Resulting Issuer Options in the same year that they exercise their options. This might result in a greater number of Resulting Issuer Voting Shares being sold in the public market, and fewer long-term holds of Resulting Issuer Voting Shares by the Resulting Issuer’s management and employees.

Forward Looking Statements and Future Oriented Financial Information May Prove Inaccurate

Readers are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements and FOFI involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements and/or FOFI or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Financial Projections May Prove Materially Inaccurate or Incorrect

The Resulting Issuer’s financial estimates, projections and other forward-looking information incorporated into this Listing Statement were prepared by management without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections and other forward-looking statements. Such forward-looking information is based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in such documents. Investors should inquire of the Resulting Issuer and become familiar with the assumptions underlying any estimates, projections or other forward-looking statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operation expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, investors should not rely on any projections to indicate the actual results the Resulting Issuer and its subsidiaries might achieve. See “Cautionary Note Regarding Forward-Looking Information” and “Future-Oriented Information and Financial Outlook Information”.

18. PROMOTERS

As of the date hereof, there are none, and for the two years immediately preceding the date hereof there has not been any, promoters of the Resulting Issuer, except for Mohammed Bakhashwain and Giovanni Gaudenzi. Mohammed Bakhashwain owns or controls, directly or indirectly, 3,932,717 Resulting Issuer Voting Shares (7.90%) and Giovanni Gaudenzi owns or controls, directly or indirectly, 1,400,000 Resulting Issuer Voting Shares (2.81%).

19. LEGAL PROCEEDINGS

Legal Proceedings

There are no legal proceedings outstanding, threatened, or pending as of the date of this Listing Statement by, or against the Resulting Issuer or to which it is party or its business or any of its assets is the subject of, nor to the knowledge of the directors or officers of the Resulting Issuer are any such legal proceedings contemplated, except as disclosed below.

Chamandy Litigation

Chamandy served as Chief Executive Officer of Bitzero pursuant to a consulting agreement signed between his wholly-owned company and Bitzero (See “Section 4 – General Development of the Business – Employment Matters, Consulting Agreements & Service Agreements”).

Bitzero initiated a civil claim against Chamandy, Life Partners Capital Inc. and Life Partners Capital (Cayman) Inc. at the Superior Court of Quebec, on March 7, 2022. Bitzero seeks damages to compensate it for the negative financial consequences of Chamandy’s actions during his tenure as CEO of Bitzero.

On March 23, 2022, Chamandy and Life Partners (Cayman) Inc. commenced a counter civil claim against Bitzero, Akbar Shamji, and Mohammed Salah Bakhashwain (the “Chamandy Litigation”). Chamandy, claims that Bitzero, under the direction of Akbar Shamji and Mohamed Salah Bakhashwain, terminated him in a manner that was oppressive and unfairly prejudicial. Chamandy seeks various orders pursuant to section 227(3) of the BCBCA, general and special, aggravated, and punitive damages for defamation. The Chamandy Litigation is ongoing and multiple depositions have taken place. At this stage, no trial date will be set for the foreseeable future.

Shawn Riley Litigation

On February 7, 2024, Shawn Riley filed a lawsuit in the State of North Dakota in the district court county of Cass – Eastern Central judicial district against ND II, LLC and Bitzero. Shawn Riley claims the amount of US$1,258,567 plus interest, costs, disbursements and attorney’s fees for breach of an unsigned employment contract allegedly entered into between Mr. Riley and ND II, LLC. This litigation is ongoing.

Regulatory Actions

The Resulting Issuer is not subject to any penalties or sanctions imposed by any court or regulatory authority relating to securities legislation or by a securities regulatory authority, nor has the Resulting Issuer entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that are necessary to provide full, true and plain disclosure of all material facts relating to the Resulting Issuer’s securities or would be likely to be considered important to a reasonable investor making an investment decision.

  20. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Within three years prior to the date of this Listing Statement, no director, executive officer, or person or company that beneficially owns or controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Resulting Issuer, or any known associates or Affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Resulting Issuer.

21. AUDITORS, TRANSFER AGENTS AND REGISTRARS

Auditors

The auditors of WBM prior to the Transaction, were MNP LLP, located at 50 Burnhamthorpe Rd. West, Suite 900, Mississauga, Ontario L5B 3C2, Canada.

The auditors of Bitzero prior to the Transaction were SRCO Professional Corporation, located at Park Place Corporate Centre, 15 Wertheim Court, Suite 409 Richmond Hill, ON L4B 3H7.

The auditors of the Resulting Issuer are SRCO Professional Corporation, located at Park Place Corporate Centre, 15 Wertheim Court, Suite 409 Richmond Hill, ON L4B 3H7.

Transfer Agent and Registrar

The transfer agent and registrar of the Resulting Issuer is Odyssey Trust Company at its principal office located at Trader’s Bank Building, 702-67 Yonge Street, Toronto, Ontario M5E 1J8.

22. MATERIAL CONTRACTS

During the course of the two years prior to the date of the Listing Statement, the Resulting Issuer and Bitzero have entered into the following material contracts, other than contracts entered into in the ordinary course of business:

a)	Escrow Agreement;
b)	Exanorth-Exakraft Settlement Agreement;
c)	FAR Convertible Note;
d)	FAR Transformer Sales Agreement;
e)	JGB Loan Agreement;
f)	JGB Second Draw Agreement;

g)	Letter Agreement;
h)	Luxor Services Agreement;
i)	ND I, Limited Option Agreement;
j)	ND I, ROFR;

k)	OKAG Investor Rights Agreement;
l)	OKAG Pre-Emptive Rights Agreement;
m)	Phoenix Asset Purchase Agreement;

n)	Second Norway Property Option and Lease Agreement;
o)	Sowrer LTGA;
p)	Sowrer-Exanorth Lease Agreement;
q)	Sowrer-Exanorth Power Agreement; and
r)	FAR Transformer Sales Agreement.

The Resulting Issuer has confirmed that each of the above noted material contracts are posted under the Resulting Issuer’s SEDAR+ profile.

  23. INTEREST OF EXPERTS

No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this Listing Statement or as having prepared or certified a report or valuation described or included in this Listing Statement holds any beneficial interest, direct or indirect, in any securities or property of the Resulting Issuer or of an Associate or Affiliate of the Resulting Issuer and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the corporation or of an Associate or Affiliate of the Resulting Issuer and no such person is a promoter of the corporation or an Associate or Affiliate of the Resulting Issuer.

Garfinkle Biderman LLP and BCF LLP were involved in preparing this Listing Statement and are independent of the Resulting Issuer.

MNP LLP, who audited the annual financial statements of WBM for the years ended October 31, 2024, 2023 and 2022 are independent of the Resulting Issuer in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

SRCO Professional Corporation, who audited the financial statements of Bitzero for the financial year ended September 30, 2024, and September 30, 2023, are independent of Bitzero in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

24. OTHER MATERIAL FACTS

There are no other material facts about the Resulting Issuer, or its securities which are necessary in order for this Listing Statement to contain full, true and plain disclosure of all material facts relating to the Resulting Issuer and its securities.

25. FINANCIAL STATEMENTS

WBM

Financial statements for the for the years ended October 31, 2024 (audited), October 31, 2023 (audited), October 31, 2022 (audited), and interim financial statements for the period ended July 31, 2025 (unaudited) for WBM, are appended to this Listing Statement as Schedule “A”.

Bitzero

Audited statements for the years ended September 30, 2024, and 2023, and interim financial statements for the period ended June 30, 2025 for Bitzero are appended to this Listing Statement as Schedule “B”.

Resulting Issuer

A pro forma balance sheet of the Resulting Issuer, assuming the completion of the Transaction as of July 31, 2025, is appended to this Listing Statement as Schedule “C”.

26. CERTIFICATE OF THE RESULTING ISSUER

Dated: November 19, 2025

The foregoing contains full, true and plain disclosure of all material information relating to the Resulting Issuer. It contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made.

/s/ Igor Kostioutchenko	/s/ Mohammed Bakhashwain

Igor Kostioutchenko Chief Financial Officer	Mohammed Bakhashwain Chief Executive Officer

/s/ Giovanni Gaudenzi	/s/ Gilles Seguin

Giovanni Gaudenzi Director	Gilles Seguin Director

27.       CERTIFICATE OF THE PROMOTER

Dated: November 19, 2025

The foregoing contains full, true and plain disclosure of all material information relating to the Resulting Issuer. It contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made.

/s/ Mohammed Bakhashwain	/s/ Giovanni Gaudzeni

Mohammed Bakhashwain Promoter	Giovanni Gaudzeni Promoter

Schedule “A”

Financial Statements of WBM

WBM CAPITAL CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2025, AND 2024

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

3

WBM CAPITAL CORP.

Condensed Consolidated Interim Statements of Financial Position

As at July 31, 2025 and October 31, 2024

(Expressed in Canadian Dollars)

	Note	July 31, 2025	October 31, 2024

ASSETS
Current assets
Cash		$16,825	$35,287
Other receivables	6	—	37,604
Prepaid expenses and deposits		—	46,477
Total assets		$16,825	$119,368

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and other liabilities		$128,788	$60,048
Total liabilities		128,788	60,048

Shareholders’ equity (deficit)
Share capital	7	733,786	733,786
Reserves	7	6,851,379	6,851,379
Accumulated deficit		(7,697,128)	(7,525,845)
Total shareholders’ equity (deficit)		(111,963)	59,320

Total liabilities and shareholders’ equity (deficit)		$16,825	$119,368

Nature of Operations (Note 1)

Going Concern (Note 2)

Qualifying transaction (Note 12)

Subsequent event (Note 13)

Approved and Authorized by the Board on October 21, 2025:

“Carlo Rigillo”                 Director                       “Fraser Hartley”                    Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

WBM CAPITAL CORP.

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss

For the three and nine months ended July 31, 2025 and 2024

(Expressed in Canadian Dollars)

		Three months ended July 31,		Nine months ended July 31,
	Note	2025	2024	2025	2024
Expenses
General and administrative	9	$25,423	$2,406	$65,569	$231,328
Advertising and promotion		—	—	—	2,380
Management fees	8	—	76,234	—	278,393
Loss before other items		(25,423)	(78,640)	(65,569)	(512,101)
Other Items
Gain on settlement of debt		—	—	—	21,265
Foreign exchange (loss) gain		—	(5,419)	—	(4,782)
Loss of input tax credits		(37,604)	—	(37,604)	—
Tax expense		(66,329)	—	(66,329)	—
Interest income		—	—	—	60,028
Finance charges		(577)	(435)	(1,781)	(1,185)
Net loss and Comprehensive loss for the period		$(129,933)	$(84,494)	$(171,283)	$(436,775)

Weighted average number of common shares outstanding		250,000	271,534	250,000	779,746
Basic and diluted loss per share		$(0.52)	$(0.31)	$(0.69)	$(0.56)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

WBM CAPITAL CORP.

Condensed Consolidated Interim Statements of Cash Flows

For the nine months ended July 31, 2025 and 2024

(Expressed in Canadian Dollars)

	2025	2024

Operating activities
Net loss from operations	$(171,283)	$(436,775)
Adjustments for non-cash items:
Accretion expense	—	750
Loss on settlement of debt	—	16,000
Loss of input tax credits	37,604	—
Unrealized foreign exchange	—	(36)
Changes in non-cash working capital items:
Trade and other receivables	—	172,775
Prepaid expenses and deposits	46,477	(29,391)
Accounts payable and other liabilities	68,740	(62,157)
Net cash used in operating activities	(18,462)	(338,834)

Investing activities
Purchase of short-term investment	—	10,600,000
Net cash from investing activities	—	10,600,000

Financing activities
Share issuer buy-back (Note 1)	—	(10,198,940)
Option cancellation payment	—	(35,325)
Proceeds from share issuance	—	30,000
Repayment of government loan	—	(40,000)
Net cash used in financing activities	—	(10,244,265)

Net change in cash	(18,462)	16,901
Cash, beginning of period	35,287	79,265
Cash, end of period	$16,825	$96,166

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

WBM CAPITAL CORP.

Condensed Consolidated Interim Statement of Shareholders’ Equity

For the nine months ended July 31, 2025 and 2024

(Expressed in Canadian Dollars)

	Note	Number of Shares	Share Capital $	Reserves $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total Shareholders’ Equity $

Balance, October 31, 2024		250,000	733,786	6,851,379	—	(7,525,845)	59,320
Net loss for the period		—	—	—	—	(171,283)	(171,283)
Balance, July 31, 2025		250,000	733,786	6,851,379	—	(7,697,128)	(111,963)

Balance, October 31, 2023		3,650,163	13,572,500	4,166,666	(5,419)	(6,864,889)	10,868,858
Share issuer buy-back	7	(3,469,027)	(12,898,978)	2,700,038	—	—	(10,198,940)
Shares issued for cash	7	250,000	30,000	—	—	—	30,000
Share option cancellation	7	—	—	(35,325)	—	—	(35,325)
Shares issued for debt settlement	7	33,333	56,000	—	—	—	56,000
Foreign currency translation		—	—	—	5,419	—	5,419
Net loss for the period		—	—	—	—	(436,775)	(436,775)
Balance, July 31, 2024		464,469	759,522	6,831,379	—	(7,301,664)	289,237

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended July 31, 2025 and 2024

(Expressed in Canadian Dollars)

1.	Nature of Operations

WBM Capital Corp. (the “Company” or “WBM”) was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on June 4, 2004. On July 10, 2024, the Company changed its name from Tiidal Gaming Group Corp. to WBM Capital Corp. The address of the Company’s head, principal, and registered office is located at 300 – 10991 Shellbridge Way, Vancouver, British Columbia V6X 3C6. On June 7, 2024, the Company voluntarily delisted trading of its common shares on the CSE.

As of June 9, 2023, the Company does not have any remaining active operations. The Company is currently exploring opportunities.

On October 30, 2023, the Company announced that its Board of Directors has concluded its previously announced strategic review process and has determined it is in the best interest of the Company to return capital to its shareholders by way of substantial issuer bid (the “Offer”) to be completed no earlier than December 7, 2023. On December 15, 2023, the Company completed the Offer and purchased for cancellation 83,256,650 pre-consolidation common shares at a price of $0.1225 per pre-consolidated share for aggregate purchase price of $10,198,940. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding shares.

On October 4, 2024, the Company completed a share consolidation on the basis of 6,000,000 pre-consolidation common shares to 1 post-consolidation common share. The share consolidation is reflected retrospectively in these condensed consolidated interim financial statements.

On October 21, 2024, the Company incorporated 4 wholly owned subsidiaries 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd. and 1507655 B.C. Ltd.

On November 6, 2024, the Company incorporated 3 wholly owned subsidiaries 1510435 B.C. Ltd., 1510441 B.C. Ltd. and 1510450 B.C. Ltd.

On December 18, 2024, the Company completed a plan of arrangement whereby the sole shareholder of the Company, Triforce Ventures SA, now holds all of the issued and outstanding common shares in the following former subsidiaries; 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd., and 1510435 B.C. Ltd. Each of these former subsidiaries are now an unlisted reporting issuer in the provinces of British Columbia and Alberta.

On July 24, 2025, the Company completed a share subdivision on the basis of every one (1) common share before subdivision into two hundred and fifty thousand (250,000) post-subdivision common shares (the “Stock Split”). The share subdivision is reflected retrospectively in these condensed consolidated interim financial statements.

2.	Going Concern

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

8

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended July 31, 2025 and 2024

(Expressed in Canadian Dollars)

2.	Going Concern (continued)

The Company’s ability to continue as a going concern is dependent upon its ability to identify an appropriate business for acquisition or investment to generate profits and positive cash flows from operations in order to cover its operating costs. There is no assurance that the business will be profitable. The Company’s accumulated deficit was $7,697,128 at July 31, 2025 (October 31, 2024 – $7,525,845) and its cash flow used in operations was $18,462 (October 31, 2024 – $668,624). These factors comprise a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not give effect to any adjustments required to realize its assets and discharge its liabilities in other than the normal course of business and amounts different from those reflected in the accompanying consolidated financial statements. These adjustments could be material.

3.	Basis of Presentation

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of the condensed consolidated interim financial statements, including International Accounting Standards (“IAS 34”), Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and IFRC® Interpretations of the IFRS Interpretations Committee. These disclosures contained in these condensed consolidated interim financial statements do not contain all the requirements of IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended October 31, 2024.

The condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on October 21, 2025.

Basis of Presentation

The condensed consolidated interim financial statements of the Company have been prepared on an accrual basis and on the historical cost basis except for certain financial instruments which are measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the functional currency for all entities of the consolidated group.

Basis of Consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

9

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended July 31, 2025 and 2024

(Expressed in Canadian Dollars)

3.	Basis of Presentation (continued)

The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly owned subsidiaries:

Name of subsidiary	Jurisdiction Incorporated	Functional Currency	Accounting Method/Date of Disposal
Tiidal Gaming Holdings Inc. (formerly Tiidal Gaming Group Inc.)	Canada	Canadian dollars	Dissolved March 14/24
Lazarus Esports Inc.	Canada	Canadian dollars	Dissolved March 7/24
Tiidal Gaming Canada Inc.	Canada	Canadian dollars	Dissolved March 7/24
Space Esports Inc.	United States	U.S. dollars	Dissolved Feb 26/24
Tiidal Gaming NZ Limited	New Zealand	New Zealand dollars	Until June 8, 2023
1507651 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507652 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507653 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507655 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510450 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510435 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510441 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24

4.	Material accounting policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in the audited financial statements for the year ended October 31, 2024.

5.	Short-term Investments

On June 13, 2023, the Company transferred a total of $10,600,000 into guaranteed investment certificates (“GICs”) bearing interest at an annualized rate of 5.30%. The GICs matured on December 10, 2023. As at July 31, 2025, the Company recorded interest receivable of $nil (October 31, 2024 – $nil). For the nine months ended July 31, 2025, the Company recorded interest income of $nil (July 31, 2024 - $60,028).

6.	Other Receivables

Other receivables consist of the following:

	July 31, 2025	October 31, 2024
GST/HST receivable	$—	$37,604
	$—	$37,604

10

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended July 31, 2025 and 2024

(Expressed in Canadian Dollars)

7.	Share Capital

Authorized

The Company is authorized to issue an unlimited number of common shares.

On October 4, 2024, the Company completed a consolidation of the Company’s issued and outstanding common shares on the basis of 6,000,000 pre-consolidation common shares to 1 post-consolidation common shares. The share consolidation is reflected retrospectively in these condensed consolidated interim financial statements. As at October 31, 2024, the Company had 1 common share outstanding. Shareholders who less than 6,000,000 pre-consolidation shares were entitled to receive $0.005 in cash for each pre-consolidation share held.

On July 24, 2025, the Company completed a share subdivision on the basis of every one (1) common share before subdivision into two hundred and fifty thousand (250,000) post-subdivision common shares (the “Stock Split”). The share subdivision is reflected retrospectively in these condensed consolidated interim financial statements.

On October 30, 2023, the Company announced a return of capital to its shareholders by way of substantial issuer bid. On December 15, 2023, the Company announced that it has taken up and purchased for cancellation an aggregate of 3,469,027 common shares of the Company at a price of $2.94 per share pursuant to its substantial issuer bid for aggregate purchase price of $10,198,940.

a)	Issued

The Company did not issue any commons shares for the nine months ended July 31, 2025.

On July 10, 2024, the Company closed a non-brokered private placement financing of 250,000 common shares at a deemed price of $0.12 per share for gross proceeds of $30,000. No finders’ fees were paid in connection with the private placement.

On February 16, 2024, the Company issued 33,333 common shares at a deemed price of $1.20 per share as full and final payment of debt in the aggregate amount of $40,000 for certain unpaid remuneration for services performed by the Company’s Chief Executive Officer and a consultant of the Company. The fair value of the issued common shares was $1.68 per share and a loss of $16,000 was recorded.

b)	Stock options

The Company’s Stock Option Plan was approved by shareholders at the annual and special meeting held on September 26, 2008. The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Issuer, or any subsidiary of the Company, the option to purchase the common shares. Additionally, under the Stock Option Plan, the number of the common shares reserved for any one person may not exceed 5% of the outstanding common shares. The Board determines the price per common share and the number of common shares that may be allotted to each director, officer, employee and consultant and all other terms and conditions of the options, subject to the rules of the Exchange. The exercise price per common share set by the Board is subject to minimum pricing restrictions set by the Exchange.

11

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended July 31, 2025 and 2024

(Expressed in Canadian Dollars)

7.	Share Capital (continued)

Stock Options may be exercisable for up to five years from the date of grant, but the Board has the discretion to grant options that are exercisable for a shorter period. Options under the Stock Option Plan are non-assignable.

If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant, the option shall be limited to the number of common shares purchasable by them immediately prior to the time of their cessation of office or employment and they shall have no right to purchase any other common shares.

Stock Options must be exercised within 90 days of termination of employment or cessation of position with the Company, although if the cessation of office, directorship, consulting arrangement or employment was by reason of death or disability, the option must be exercised within one year, subject to the expiry date.

For the nine months ended July 31, 2025, the Company did not issue any options.

For the nine months ended July 31, 2024, the following activity occurred:

●	On December 15, 2023, the Company in connection with the completed substantial issuer bid cancelled an aggregate of 65,000 options of the Company that had an exercise price of $2.40 per Share for consideration of $0.54 per In-the-Money Option, representing the difference between the exercise price of the In-the-Money Options and the purchase price under the substantial issuer bid, for aggregate consideration equal to approximately $0.14.

For the nine months ended July 31, 2025, and 2024, the stock option activity is as follows:

	Number	Weighted Average Exercise Price
Outstanding, October 31, 2023	220,000	$5.28
Cancelled	(220,000)	($5.28)
Outstanding, July 31, 2025 and 2024	—	—

At July 31, 2025, there are no stock options outstanding as previously issued options were cancelled on December 15, 2023.

The estimated fair value of stock options granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the condensed consolidated interim statement of loss and comprehensive loss over the vesting period of the stock options, with a corresponding increase to reserves. For the nine months ended July 31, 2025, $nil (July 31, 2024 - $nil) was recorded as share-based payments for stock options.

Stock options are granted at a price equal to or above the fair value of the common shares. The consideration received on the exercise of stock options is added to share capital at the time of exercise.

12

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended July 31, 2025 and 2024

(Expressed in Canadian Dollars)

7.	Share Capital (continued)

c)	Warrants

For the nine months ended July 31, 2025, and year ended October 31, 2024, the warrant activity is as follows:

	Number	Weighted Average Exercise Price
Outstanding, October 31, 2023	577,705	$7.68
Expired	(164,142)	($4.08)
Outstanding October 31, 2024 and July 31, 2025	413,563	$3.60

As at July 31, 2025, the following warrants were outstanding and exercisable, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number Outstanding	Exercise Price	Expiry Date	Number Exercisable
233,210	$3.60	September 20, 2025	233,210
56,940	$3.60	October 12, 2025	56,940
123,413	$3.60	November 30, 2025	123,413
413,563			413,563

As at July 31, 2025, the weighted average life of warrants outstanding was 0.20 years (October 31, 2024 – 0.95 years).

The estimated fair value of warrants granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the condensed consolidated interim statements of net loss and comprehensive loss over the vesting period of the warrants, with a corresponding increase to reserves.

For the nine months ended July 31, 2025, $nil (July 31, 2024 – $nil) was recorded as share-based payments for warrants. Warrants are issued at a price equal to or above the fair value of the common shares. The consideration received on the exercise of warrants is added to share capital at the time of exercise.

d)	Restricted Share Units (“RSU”)

On June 9, 2023, the Company, in conjunction with the closing of the sale of Tiidal NZ, granted 105,000 at $1.92 per restricted share units to the Company’s CEO, which immediately vested into 105,000 common shares of the Company.

8.	Related Party Transactions

a)	Key management compensation

Key management consists of the officers and directors who have authority and are responsible for overseeing, planning, directing and controlling the activities of the Company.

13

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended July 31, 2025 and 2024

(Expressed in Canadian Dollars)

8.	Related Party Transactions (continued)

For the nine months ended July 31, 2025, and 2024, the Company incurred charges with officers and directors recorded at their exchange amounts as agreed upon by transacting parties as follows:

	July 31, 2025	July 31, 2024
Management and director fees and salaries	$—	$226,500
Payments made under the share buy back	—	3,498,245
	$—	$3,724,745

Share-based payments are the fair value of stock options granted to key management personnel as at the grant date. For the nine months ended July 31, 2025, and 2024, key management personnel were not paid any post-employment benefits, termination benefits or any other long-term benefits.

As at July 30, 2025, included in accounts payable and other liabilities is $nil (October 31, 2024 – $nil) in amounts payable to directors and officers of the Company.

9.	General and Administrative Expenses

General and administrative expenses consisted of the following:

	Three months ended July 31, 2025	Three months ended July 31, 2024	Nine months ended July 31, 2025	Nine months ended July 31, 2024
Office and miscellaneous	$—	$2,406	$18,241	$37,489
Professional fees	$25,423	$—	47,328	193,839
	$25,423	$2,406	$65,569	$231,328

10.	Capital Management

The Company considers its capital structure to consist of shareholders’ equity. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements as at July 31, 2025.

14

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended July 31, 2025 and 2024

(Expressed in Canadian Dollars)

10.	Capital Management (continued)

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern (Note 2).

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management for the nine months ended July 31, 2025.

11.	Financial Instruments and Risk Management

Fair values

Hierarchical levels, defined by IFRS 7 and directly related to the amount of subjectivity associated with inputs to fair valuation of these financial assets and liabilities, are as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
●	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

●	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair values of accounts payable and other liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments.

Cash, is recorded at fair value using level 1 inputs.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s cash is held with major financial institutions and thus the exposure to credit risk on cash is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

15

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended July 31, 2025 and 2024

(Expressed in Canadian Dollars)

11.	Financial Instruments and Risk Management (continued)

The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

Maturity analysis of liabilities which are due in the next twelve months can be summarized as follows:

	July 31, 2025	October 31, 2024
Accounts payable and other liabilities	$128,788	$60,048
	$128,788	$60,048

Interest rate risk

The Company does not have any significant exposure as at July 31, 2025 and 2024 to interest rate risk through its financial instruments.

12.	Qualifying Transaction

On April 2, 2025, the Company announced it has entered into a definitive business combination agreement with Wappier Inc. (“Wappier”) pursuant to which, subject to the satisfaction of certain conditions, including receipt of all necessary approvals, the Company and Wappier will complete a transaction, which will result in the reverse takeover of the Company by Wappier (the “Resulting Issuer”) and listing of the Resulting Issuer on the Canadian Securities Exchange. On June 27, 2025, the Company and Wappier Inc. terminated its proposed business combination.

13.	Subsequent event

On August 27, 2025, the Company announced it has entered into a non-binding letter of intent with respect to a business combination with Bitzero Blockchain Inc. (“Bitzero”). Subject to certain conditions, the Company and Bitzero will complete a transaction, which will result in the reverse takeover of the Company by Bitzero.

16

WBM CAPITAL CORP.

(FORMERLY TIIDAL GAMING GROUP CORP.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2024, AND 2023

(EXPRESSED IN CANADIAN DOLLARS)

Independent Auditor’s Report

To the Shareholders of WBM Capital Corp. (formerly, Tiidal Gaming Group Corp.):

Opinion

We have audited the consolidated financial statements of WBM Capital Corp. (formerly, Tiidal Gaming Group Corp.) and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at October 31, 2024 and October 31, 2023, and the consolidated statements of net (loss) income and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of material accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at October 31, 2024 and October 31, 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS® Accounting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the consolidated financial statements, which indicates that the Company incurred negative cash flows form operations during the year ended October 31, 2024 and, as of that date, had an accumulated deficit. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

MNP LLP
50 Burnhamthorpe Road West, Suite 900, Mississauga ON, L5B 3C2	T: 416.626.6000 F: 416.626.8650

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS® Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

50 Burnhamthorpe Road West, Suite 900, Mississauga, Ontario, L5B 3C2 T: 416.626.6000 F: 416.626.8650 MNP.ca

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Blair Michael Mabee.

Mississauga, Ontario	Chartered Professional Accountants

February 27, 2025	Licensed Public Accountants

50 Burnhamthorpe Road West, Suite 900, Mississauga, Ontario, L5B 3C2 T: 416.626.6000 F: 416.626.8650 MNP.ca

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.) Consolidated Statements of Financial Position As at October 31, 2024 and October 31, 2023
(Expressed in Canadian Dollars)
		October 31,	October 31,
	Note	2024	2023
ASSETS
Current assets
Cash		$35,287	$79,265
Other receivables	6	37,604	436,936
Prepaid expenses and deposits		46,477	11,667
Short-term investments	5	-	10,600,000
Total assets		$119,368	$11,127,868

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and other liabilities	9	$60,048	$219,760
		60,048	219,760
Government loan payable	7	-	39,250
Total liabilities		60,048	259,010

Shareholders’ equity
Share capital	8	733,786	13,572,500
Reserves	8	6,851,379	4,166,666
Accumulated other comprehensive loss		-	(5,419)
Accumulated deficit		(7,525,845)	(6,864,889)
Total shareholders’ equity		59,320	10,868,858

Total liabilities and shareholders’ equity		$119,368	$11,127,868

Nature of Operations (Note 1)
Going Concern (Note 2)
Discontinued Operations (Note 13)
Subsequent Events (Note 15)

Approved and Authorized by the Board on February 27, 2025:

“Carlo Rigillo”	Director	” Fraser Hartley”	Director

The accompanying notes are an integral part of these consolidated financial statements.

1

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

	Note	2024	2023
Operating expenses
General and administrative	10	$242,956	$742,978
Advertising and promotion		2,172	25,797
Consulting		-	18,115
Management fees	9	335,775	175,933
Bad debt (recovery)		-	(725)
Depreciation of equipment		-	362
Share-based payments	8	20,000	578,725
Amortization		-	812
Total operating expenses		600,903	1,541,997

Loss before other items		(600,903)	(1,541,997)
Other items
Gain on settlement of debt	8	21,265	-
Foreign exchange (loss) gain		(4,782)	28,783
Loss of input tax credits		(134,790)	-
Loss on disposal of equipment		-	(2,087)
Interest income	5	60,028	219,294
Finance charges		(1,774)	(9,367)
Net (loss) from continuing operations		(660,956)	(1,305,374)
Net income from discontinued operations		-	10,241,790
Net (loss) income		(660,956)	8,936,416
Other comprehensive income
Foreign currency translation adjustment		5,419	173,341
Comprehensive (loss) income for the year		$(655,537)	$9,109,757

Weighted average number of common shares outstanding		3	14
Basic and diluted (loss) income per share from continuing operations		$(238,606)	$(92,481)
Basic and diluted (loss) income per share from discontinued operations		$(0.00)	$725,597

Basic and diluted (loss) income per share		$(238,606)	$633,116

The accompanying notes are an integral part of these consolidated financial statements.

2

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Consolidated Statements of Cash Flows

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

	2024	2023
Operating activities
Net (loss) from continuing operations	$(660,956)	$(1,305,374)
Adjustments for non-cash items:
Depreciation of equipment	-	362
Amortization of intangible asset	-	812
Gain on settlement of debt	(21,265)	-
Share-based payments	20,000	578,725
Accretion expense	750	4,206
Loss of input tax credits	134,790	-
Unrealized foreign exchange	5,383	44,576
Changes in non-cash working capital items:
Trade and other receivables	(14,780)	(186,637)
Prepaid expenses and deposits	(34,810)	18,442
Accounts payable and other liabilities	(117,736)	(280,106)
Net cash used in operating activities	(688,624)	(1,124,994)
Net cash used in discontinued operations	-	(1,607,311)

Investing activities
Proceeds from sale (purchase) of short-term investment	10,600,000	(10,600,000)
Interest received	279,322	-
Proceeds from sale of subsidiary	-	11,871,686
Loss on disposal of property and equipment	-	2,087
Net cash provided by investing activities	10,879,322	1,273,773
Net cash used in investing activities in discontinued operations	-	(6,960)

Financing activities
Share issuer buy-back (Note 1)	(10,198,940)	-
Proceeds from share issuance (Note 8)	30,000	202,960
Share issuance costs	-	(49,184)
Share repurchase (Note 8)	(25,736)	-
Repayment of government loan (Note 7)	(40,000)	-
Net cash (used in) provided by financing activities	(10,234,676)	153,776
Net cash provided by financing activities in discontinued operations	-	1,373,215

Effect of foreign exchange on cash	-	1,543
Net change in cash	(43,978)	63,042
Cash, beginning of year	79,265	16,223
Cash, end of year	$35,287	$79,265

Supplemental cash flow information:
Interest received	$279,322	$-
Debt settled through issuance of common shares	$40,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

3

WBM CAPITAL CORP. (FORMERLY GTA TIIDAL GAMING GROUP CORP.)

Consolidated Statement of Shareholders’ Equity

For the years ended October 31, 2024 and 2023

(Expressed in Canadian Dollars)

	Note	Number of Shares	Share Capital $	Shares to be Issued $	Reserves $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total Shareholders’ Equity $
Balance, October 31, 2022		13	12,790,672	667,880	3,454,882	(178,760)	(15,801,305)	933,369
Share-based payments	8	-	-	-	578,725	-	-	578,725
Shares issued for cash	8	-	296,191	-	-	-	-	296,191
RSU grant to CEO	8	-	200,000	-	(200,000)	-	-	-
Sportsflare Milestone shares	8	-	334,821	(334,821)	-	-	-	-
Share issuance costs	8	-	(49,184)	-	-	-	-	(49,184)
Expiry of contingent share milestone	8	-	-	(333,059)	333,059	-	-	-
Foreign currency translation		-	-	-	-	173,341	-	173,341
Net income for the year		-	-	-	-	-	8,936,416	8,936,416
Balance, October 31, 2023		15	13,572,500	-	4,166,666	(5,419)	(6,864,889)	10,868,858

Balance, October 31, 2023		15	13,572,500	-	4,166,666	(5,419)	(6,864,889)	10,868,858
Share issuer buy-back	8	(14)	(12,898,978)	-	2,700,038	-	-	(10,198,940)
Share-based payments	8	-	-	-	20,000	-	-	20,000
Shares issued for cash	8	1	30,000	-	-	-	-	30,000
Share option cancellation	8	-	-	-	(35,325)	-	-	(35,325)
Share issued for debt settlement	8	-	56,000	-	-	-	-	56,000
Share repurchase	8	(1)	(25,736)	-	-	-	-	(25,736)
Foreign currency translation		-	-	-	-	5,419	-	5,419
Net loss for the year		-	-	-	-	-	(660,956)	(666,692)
Balance, October 31, 2024		1	733,786	-	6,851,379	-	(7,525,845)	59,320

The accompanying notes are an integral part of these consolidated financial statements.

4

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

1.	Nature of Operations

WBM Capital Corp. (formerly Tiidal Gaming Group Corp.) (the “Company” or “WBM”) was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on June 4, 2004. On July 10, 2024, the Company changed its name from Tiidal Gaming Group Corp. to WBM Capital Corp. On November 9, 2021, the Company changed its name from GTA Financecorp Inc. to Tiidal Gaming Group Corp. The address of the Company’s head, principal, and registered office is located at 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3. The Company’s shares were listed on the TSX Venture Exchange until February 8, 2019, at which time the shares were delisted at the request of the Company. On November 17, 2021, the Company commenced trading of its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol TIDL. On April 11, 2022, the Company commenced trading of its common shares on the OTCQB Venture Market (“the OTCQB”) under the symbol TIIDF. On April 26, 2023, the trading of the Company’s common shares was relegated from the OTCQB to OTC Pink. On June 7, 2024, the Company voluntarily delisted trading of its common shares on the CSE.

The Company’s principal business activities were owning and operating synergistic businesses across the esports ecosystem, including its former wholly-owned subsidiary, Tiidal Gaming NZ Limited (“Tiidal NZ”), incorporated on November 23, 2020 under the Companies Act 1993 in New Zealand and doing business as Sportsflare, which has developed a robust odds feed and advanced betting solutions for sportsbooks and online betting companies, and its subsidiary Lazarus Esports Inc. (“Lazarus Esports”), a Canadian leader and globally recognized competitive esports organization, incorporated under the Business Corporations Act of Ontario on May 19, 2019. The Company completed the sale of the assets of Lazarus Esports to TGS Esports Inc. on November 7, 2022. The financial results for Lazarus Esports are reflected in discontinued operations. On June 9, 2023, the Company completed the sale of its Sportsflare division (Tiidal NZ) to Entain Holdings (UK) Limited (“Entain”). The financial results of Tiidal NZ are reflected in discontinued operations. As of June 9, 2023, the Company does not have any remaining active operations. The Corporation is currently exploring opportunities.

On October 30, 2023, the Company announced that its Board of Directors has concluded its previously announced strategic review process and has determined it is in the best interest of the Company to return capital to its shareholders by way of substantial issuer bid (the “Offer”) to be completed no earlier than December 7, 2023. On December 15, 2023, the Company completed the Offer and purchased for cancellation 83,256,650 pre-consolidation common shares at a price of $0.1225 per pre-consolidated share for aggregate purchase price of $10,198,940. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding shares.

On October 4, 2024, the Company completed a share consolidation on the basis of 6,000,000 pre-consolidation common shares to 1 post-consolidation common share. The share consolidation is reflected retrospectively in these consolidated financial statements.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

2.	Going Concern

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to continue as a going concern is dependent upon its ability to identify an appropriate business for acquisition or investment to generate profits and positive cash flows from operations in order to cover its operating costs. There is no assurance that the business will be profitable.

The Company’s accumulated deficit was $7,525,845 at October 31, 2024 (October 31, 2023 – $6,864,889) and its cash flow used in operations was $688,624 (October 31, 2023 – $1,124,994). These factors comprise a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not give effect to any adjustments required to realize its assets and discharge its liabilities in other than the normal course of business and amounts different from those reflected in the accompanying consolidated financial statements. These adjustments could be material.

The sale of Tiidal NZ constituted the sale of substantially all of the assets and operating activities of the Company. The Board of Directors of the Company assessed the available options to return capital received pursuant to the sale of Tiidal NZ to its shareholders following the expiry of the 180-day holding period. The Company will continue to be dependent on external equity financing to fund its activities. Management reviews its capital management approach on an ongoing basis and believes this approach is reasonable.

3.	Basis of Presentation

Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and IFRIC® Interpretations of the IFRS Interpretations Committee.

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on February 27, 2025.

Basis of Presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and on the historical cost basis except for certain financial instruments which are measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the functional currency for all entities of the consolidated group, except for the Space Esports and Tiidal NZ subsidiaries, which have the U.S. dollar and New Zealand dollar as its functional currency.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

3.	Basis of Presentation (continued)

Basis of Consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly owned subsidiaries:

Name of subsidiary	Jurisdiction Incorporated	Functional Currency	Accounting Method / Date of Disposal
Tiidal Gaming Holdings Inc. (formerly Tiidal Gaming Group Inc.)	Canada	Canadian dollars	Dissolved March 14/24
Lazarus Esports Inc.	Canada	Canadian dollars	Dissolved March 7/24
Tiidal Gaming Canada Inc.	Canada	Canadian dollars	Dissolved March 7/24
Space Esports Inc.	United States	U.S. dollars	Dissolved Feb 26/24
Tiidal Gaming NZ Limited	New Zealand	New Zealand dollars	Until June 8, 2023
1507651 B.C. Ltd	Canada	Canadian dollars	Consolidation
1507652 B.C. Ltd	Canada	Canadian dollars	Consolidation
1507653 B.C. Ltd	Canada	Canadian dollars	Consolidation
1507655 B.C. Ltd	Canada	Canadian dollars	Consolidation

4.	Material accounting policies

Revenue recognition

The Company determines revenue recognition through the following steps: a) identification of the contract with a customer; b) identification of the performance obligations in the contract; c) determination of the transaction price; d) allocation of the transaction price for the performance obligations in the contract; and e) recognition of revenue when the Company satisfies a performance obligation.

The Company’s revenue is comprised of esports winnings by players under contract with the Company, sponsorships, betting solutions revenue, and other revenue.

The Company earns esports prize winnings revenue from various esports tournaments and competitions that the Company’s teams enter into. Prize winnings revenue is recognized at a point in time at the completion of each competition or league season. No revenue was recognized if there were significant uncertainties regarding the amount or recovery of the consideration due, the costs incurred or to be incurred could not be measured reliably, or there was continuing management involvement with the services.

7

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Revenue recognition (continued)

The Company earns revenue from Software-as-a-Service (“SaaS”) agreements with customers in the betting industry, on a subscription basis. Upon receiving payment from the customer, the Company will have the contractual obligation to provide the access to its proprietary intellectual property (“IP”) over the course of the period stipulated in the agreement and the customer will have the ability to use the Company’s IP for the stipulated period.

As performance obligations are satisfied over time, revenue is recognized using a method of transfer that depicts the Company’s performance or using the “as-invoiced” practical expedient, when applicable and ends only when the period in the agreement ends. The Company recognizes revenue from SaaS subscriptions ratably over the term of the subscription.

The Company earns sponsorship revenue by endorsing products. Sponsorship revenue is recognized over time as the performance obligations per the contract of the Company are satisfied and the services are provided to the customer. Payments received in excess of the revenue recognized on a contract are recorded as deferred revenue. Amounts are billed as defined by individual contracts. Billings rendered in advance of performance under contracts are recorded as deferred revenue. Some agreements contain revenue sharing terms whereby the Company is entitled to a percentage of revenue earned by the customer. This revenue is calculated and recognized on a monthly basis.

Gross versus net revenue

Third party arrangements are evaluated to determine whether the Company acts as the principal or agent under the specific terms of each arrangement. To the extent that the Company acts as the principal in an arrangement, revenues are reported on a gross basis; revenue and expenses are recognized in their respective financial statement line items. Conversely, if the Company acts as the agent, revenues are reported on a net basis; revenues are presented net of any expenses.

Determination of principal or agent classification is based on an evaluation of whether the nature of the Company’s promise is a performance obligation to provide specific goods or services to the customer (principal), or simply arrange for those goods and services to be provided to the customer by a third party (agent). The most significant factors to consider include whether the Company controls the good or service immediately before it is transferred to the customer, is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before transferring the specified good or service, and has discretion in establishing prices for the specified good or service.

The Company evaluates whether it is acting as principal or agent. The Company reports prize winnings revenue on a gross basis as the Company controls the participation of players under contract in tournaments and leagues. Recording revenue on a gross basis is evidenced by the Company’s ability having a level of discretion in establishing pricing.

8

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Cost of sales

Cost of sales consists of the share of tournament or league prize winnings paid to the players and coaches as per the contracts between the Company and the players and coaches. Cost of sales also includes sales commission paid on sponsorship revenue.

Foreign currency

The consolidated financial statements are presented in Canadian dollars. The functional currency of Tiidal Gaming Holdings Inc. (formerly Tiidal Gaming Group Inc.), Lazarus Esports Inc. and Tiidal Gaming Canada Inc., is the Canadian dollar. The functional currency of Space Esports Inc. is the United States dollar, and the functional currency of Tiidal NZ is the New Zealand dollar.

Assets and liabilities of subsidiaries having a functional currency other than the Canadian dollar are translated to the presentation currency, Canadian dollars, at the rate of exchange at the reporting period date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in the accumulated other comprehensive (loss) income included in the consolidated statements of changes in shareholders’ equity. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the reporting period date. Gains and losses on translation of monetary items are recognized in the consolidated statement of net (loss) income and comprehensive (loss) income.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive (loss) income in the translation reserve.

Share Capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Depending on the terms and condition of each financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are accounted for using the residual method, following an allocation of the unit price to the fair value of the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transaction costs are accounted for as share-based payments.

Commissions paid to agents and other share issue costs are charged directly to share capital.

9

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Share-based payments

Equity-settled share-based payments to employees are measured at the fair value of the instruments at the grant date and recognized in expense over the vesting periods. Equity-settled share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services received cannot be reliably measured. Non-employee share-based payments are recognized in expense at the date the goods or services are received. The corresponding amount is recorded to reserves. Upon the exercise of stock options, consideration received on the exercise is allocated to share capital and the related amount previously recognized for the issuance of the option remains in reserves.

The fair value of options is determined using the Black-Scholes Option Pricing Model on the date of the grant, based on certain assumptions.

The fair value of equity settled RSUs is measured at the grant date based on the fair value of the Company’s common shares on that date, each tranche is recognized using the graded vesting method over the period during which the RSUs vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of RSUs that are expected to vest.

All RSUs are recognized in the consolidated statements of net loss and comprehensive loss as an expense over the vesting period with a corresponding increase in equity reserves in the consolidated statement of financial position.

Income taxes and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

10

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Income taxes and deferred income taxes (continued)

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Trade receivables

Trade receivables, net of allowances, are stated at the amount the Company expects to collect. Trade receivables are recognized initially at fair value less expected credit losses based on management’s review of year end receivables, and do not bear any interest. A provision for expected credit losses is generally made when there is objective evidence that the Company will not be able to collect the amounts due according to original payment terms or when there are indications of collection issues related to specific customers. The amount of the impairment loss on a financial asset measured at amortized cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and are applied against trade receivables through a loss allowance account.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive (loss) income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company’s financial assets and liabilities are classified as follows:

Asset or liability	Classification
Cash	FVTPL
Short-term investments	FVTPL
Trade and other receivables	Amortized cost
Accounts payable and other liabilities	Amortized cost
Government loan payable	Amortized cost

11

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Financial instruments (continued)

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of trade and other receivables.

●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets measured at fair value through profit or loss consists of cash and short-term investments.

●	Designated at fair value through profit or loss – On initial recognition, The Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

12

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Financial instruments (continued)

Financial assets (continued)

The Company measures all equity investments at fair value. Changes in fair value are recorded in profit or loss.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a provision for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions. The Company applies the simplified approach for trade receivables. Using the simplified possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statements of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

13

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Financial instruments (continued)

Financial assets (continued)

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options, warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

14

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Income (loss) per share (continued)

For the years ended October 31, 2024, and 2023, potentially dilutive common shares issuable upon the exercise of conversion option related to warrants and options were not included in the computation of (loss) income per share because their effect was anti-dilutive.

Discontinued operations/disposal group held for sale

Discontinued operations are reported when a component of the Company, representing a separate major line of business or area of operations with clearly distinguishable cash flows, has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” (“IFRS 5”), discontinued operations are reported as a separate element of net income or loss on the consolidated statements of net (loss) income and comprehensive (loss) income for both the current and comparative periods. When a disposal group is classified as held for sale, assets and liabilities are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position. Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell.

New accounting pronouncements issued but not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has determined that there are no new standards that are relevant to the Company.

Critical Accounting Estimates and Judgments

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the application of policies and reported amounts of assets and liabilities, and income and expenses.

These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

15

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

(i)	Use of critical accounting estimates and assumptions

Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such difference will affect the tax provisions in the period in which such determination is made.

Share-based payments

The fair value of share-based payments is calculated using the Black-Scholes option pricing model. The main assumptions used in the model include the estimated fair value of the common shares, estimated life of the option, the expected volatility of the Company’s share price (using historical volatility of similar publicly traded companies as a reference), the expected dividends, the expected forfeiture rate, and the risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s-length transaction given that there is no market for the options, and they are not transferable.

(ii)	Judgments

Revenue recognition

The revenue standard sets out a five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. Management exercises judgment when taking into consideration the relevant facts and circumstances when applying each step of the model to contracts with customers.

Recognition of revenue on a gross versus net basis

The Company follows the guidance provided in IFRS 15, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment.

16

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Assessment of going concern

These consolidated financial statements have been prepared on a basis which assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether this assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. This assessment is based upon planned actions that may or may not occur for a number of reasons including the Company’s own resources and external market conditions.

5.	Short-term Investments

On June 13, 2023, the Company transferred a total of $10,600,000 into guaranteed investment certificates (“GICs”) bearing interest at an annualized rate of 5.30%. The GICs matured on December 10, 2023. For the years ended October 31, 2024, the Company recorded interest receivable of $nil (October 31, 2023 – $217,024). For the year ended October 31, 2024, the Company recorded interest income of $60,028 (October 31, 2023 - $219,294).

6.	Other Receivables

Trade and other receivables consist of the following:

	October 31, 2024	October 31, 2023
Other receivables	$-	$4,446
GST/HST receivable	37,604	215,466
Interest receivable (Note 5)	-	217,024
	$37,604	$436,936

During the year ended October 31, 2024, the Company recorded a recovery of bad debt expense of $nil (October 31, 2023 - $725) on trade receivables and recorded a provision for expected credit losses.

7.	Government Loan Payable

In May 2020, Tiidal Inc. entered into a Canada Emergency Business Account (“CEBA”) loan with the Government of Canada which provided $40,000 in interest free loans to Tiidal Inc. until December 31, 2022. In January 2021, Tiidal Inc. received an additional $20,000 interest free CEBA loan from the Government of Canada. The Government of Canada has announced that the December 31, 2022, forgiveness repayment date has been extended by one year to December 31, 2023, for eligible CEBA loan holders in good standing. The CEBA loan terms were also amended such that the CEBA loans are interest free until December 31, 2023, and any remaining balance would bear interest at 5% per annum starting on January 1, 2024.

As at October 31, 2024, the Company has repaid its CEBA loan balance (October 31, 2023 - $39,250) and recognized $nil (2023 - $nil) in income from government assistance. For the year ended October 31, 2024, the Company has recognized $750 of interest accretion (October 31, 2023 - $4,206).

17

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

8.	Share Capital

Authorized

The Company is authorized to issue an unlimited number of common shares.

On October 4, 2024, the Company completed a consolidation of the Company’s issued and outstanding common shares on the basis of 6,000,000 pre-consolidation common shares to 1 post-consolidation common shares. The share consolidation is reflected retrospectively in these consolidated financial statements. As at October 31, 2024, the Company had 1 common shares outstanding. Shareholders who less than 6,000,000 pre-consolidation shares were entitled to receive $0.005 in cash for each pre-consolidation share held.

On October 30, 2023, the Company announced a return of capital to its shareholders by way of substantial issuer bid. On December 15, 2023, the Company announced that it has taken up and purchased for cancellation an aggregate of 13.88 common shares of the Company at a price of $735,000 per share pursuant to its substantial issuer bid for aggregate purchase price of $10,198,940.

a)	Issued

On July 10, 2024, the Company closed a non-brokered private placement financing of 1 common shares at a deemed price of $30,000 per share for gross proceeds of $30,000. No finders’ fees were paid in connection with the private placement.

On February 16, 2024, the Company issued 0.13 common shares at a deemed price of $300,000 per share as full and final payment of debt in the aggregate amount of $40,000 for certain unpaid remuneration for services performed by the Company’s Chief Executive Officer and a consultant of the Company. The fair value of the issued common shares was $420,000 per share and a loss of $16,000 was recorded.

The Company issued common shares as described below for the year ended October 31, 2023:

On December 1, 2022, the Company closed a non-brokered private placement financing of 0.32 units at a price of $600,000 per unit for gross proceeds of $202,960. Each unit is comprised of one common share and one common share purchase warrant, with each warrant being exercisable to acquire one common share of the Company at a price of $900,000 per common share for a period of 36 months following the closing date. The Company issued 0.16 common shares to settle $93,231 in accounts payable.

On June 9, 2023, the Company issued 0.32 common shares to the vendors of the assets of Sportsflare pursuant to the satisfaction of the Market Validation Milestone per the asset purchase agreement dated December 14, 2020, as amended September 24, 2021. $334,821 was reclassified from shares to be issued to share capital.

On June 9, 2023, the Company, in conjunction with the closing of the sale of Tiidal NZ, granted 0.42 restricted share units to the Company’s CEO, which immediately vested into 0.42 common shares of the Company. $200,000 was recorded in share-based payments and in share capital.

18

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

8.	Share Capital (continued)

For the year ended October 31, 2023, the Company incurred $49,184 in share issuance costs for the subscription receipt financing and conversion to common shares and warrants.

b)	Stock options

The Company’s Stock Option Plan was approved by shareholders at the annual and special meeting held on September 26, 2008. The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Issuer, or any subsidiary of the Company, the option to purchase the common shares. Additionally, under the Stock Option Plan, the number of the common shares reserved for any one person may not exceed 5% of the outstanding common shares. The Board determines the price per common share and the number of common shares that may be allotted to each director, officer, employee and consultant and all other terms and conditions of the options, subject to the rules of the Exchange. The exercise price per common share set by the Board is subject to minimum pricing restrictions set by the Exchange.

Stock Options may be exercisable for up to five years from the date of grant, but the Board has the discretion to grant options that are exercisable for a shorter period. Options under the Stock Option Plan are non-assignable.

If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant, the option shall be limited to the number of common shares purchasable by them immediately prior to the time of their cessation of office or employment and they shall have no right to purchase any other common shares.

Stock Options must be exercised within 90 days of termination of employment or cessation of position with the Company, although if the cessation of office, directorship, consulting arrangement or employment was by reason of death or disability, the option must be exercised within one year, subject to the expiry date.

For the year ended October 31, 2024, the following activity occurred:

●	On December 15, 2023, the Company in connection with the completed substantial issuer bid cancelled an aggregate of 0.26 options of the Company that had an exercise price of $600,000 per share for consideration of $135,000 per In-the-Money Option, representing the difference between the exercise price of the In-the-Money Options and the purchase price under the substantial issuer bid, for aggregate consideration equal to approximately $35,325.

For the year ended October 31, 2023, the following activity occurred:

●	On February 5, 2023, 0.02 options granted to employees of Lazarus were effectively cancelled on the date the operations ceased.

●	On June 9, 2023, 0.25 unvested revenue milestone options granted to employees of Tiidal NZ were forfeited in accordance with the sale of Tiidal NZ to Entain that closed.

19

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

8.	Share Capital (continued)

For the year ended October 31, 2024, and year ended October 31, 2023, the stock option activity is as follows:

	Number	Weighted Average Exercise Price
Outstanding, October 31, 2022	2.30	$1,560,000
Expired	(0.24)	($1,980,000)
Forfeited	(1.18)	($1,680,000)
Outstanding, October 31, 2023	0.88	$1,320,000
Cancelled	(0.88)	($1,320,000)
Outstanding, October 31, 2024	-	-

At October 31, 2024, there are no stock options outstanding as previously issued options were cancelled on December 15, 2023.

The estimated fair value of stock options granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the condensed consolidated interim statement of loss and comprehensive loss over the vesting period of the stock options, with a corresponding increase to reserves. For the year ended October 31, 2024, $20,000 (October 31, 2023 - $378,725) was recorded as share-based payments for stock options.

Stock options are granted with an exercise price equal to or above the fair value of the common shares. The consideration received on the exercise of stock options is added to share capital at the time of exercise.

c)	Warrants

For the year ended October 31, 2024, and year ended October 31, 2023, the warrant activity is as follows:

	Number	Weighted Average Exercise Price
Outstanding, October 31, 2022	2.22	$1,980,000
Granted	0.49	$900,000
Expired	(0.39)	($960,000)
Cancelled	(0.01)	($900,000)
Outstanding, October 31, 2023	2.31	$1,920,000
Expired	(0.66)	($4,500,000)
Outstanding, October 31, 2024	1.65	$900,000

20

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

8.	Share Capital (continued)

At October 31, 2024, the following warrants were outstanding and exercisable, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number Outstanding	Exercise Price	Expiry Date	Number Exercisable
0.93	$900,000	September 20, 2025	0.93
0.23	$900,000	October 12, 2025	0.23
0.49	$900,000	November 30, 2025	0.49
1.65			1.65

As at October 31, 2024, the weighted average life of warrants outstanding was 0.95 years (October 31, 2023 – 1.41 years).

The estimated fair value of warrants granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the consolidated statements of net (loss) income and comprehensive (loss) income over the vesting period of the warrants, with a corresponding increase to reserves. For the year ended October 31, 2024, $nil (October 31, 2023 – $nil) was recorded as share-based payments for warrants. Warrants are issued at a price equal to or above the fair value of the common shares. The consideration received on the exercise of warrants is added to share capital at the time of exercise.

d)	Restricted Share Units (“RSU”)

On June 9, 2023, the Company, in conjunction with the closing of the sale of Tiidal NZ, granted 0.42 at $480,000 per restricted share units to the Company’s CEO, which immediately vested into 0.42 common shares of the Company.

9.	Related Party Transactions

a)	Key management compensation

Key management consists of the officers and directors who have authority and are responsible for overseeing, planning, directing and controlling the activities of the Company.

For the year ended October 31, 2024, and 2023, the Company incurred charges with officers and directors recorded at their exchange amounts as agreed upon by transacting parties as follows:

21

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

9.	Related Party Transactions (continued)

	Year ended October 31, 2024	Year ended October 31, 2023
Management and director fees and salaries	$226,500	$175,933
Salaries included in general and administrative expenses	-	374,593
Share-based payments	-	204,052
Restricted share units	-	200,000
Payments made under the share buy back	3,498,245	-
	$3,724,745	$954,579

Share-based payments are the fair value of stock options granted to key management personnel as at the grant date. For the years ended October 31, 2024, and 2023, key management personnel were not paid any post-employment benefits, termination benefits or any other long-term benefits.

As at October 31, 2024, included in accounts payable and other liabilities is $nil (October 31, 2023 – $1,018) in amounts payable to directors and officers of the Company. The amount is unsecured, non-interest bearing and due on demand.

10.	General and Administrative Expenses

General and administrative expenses consisted of the following:

	October 31, 2024	October 31, 2023
Office and miscellaneous	$36,231	$54,188
Salaries and benefits	-	291,174
Professional fees	205,557	355,627
Insurance and bank	1,168	41,989
	$242,956	$742,978

11.	Capital Management

The Company considers its capital structure to consist of shareholders’ equity, and government loan payable. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements as at October 31, 2024.

22

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

11.	Capital Management (continued)

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern (Note 2).

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management for the year ended October 31, 2024.

12.	Financial Instruments and Risk Management

Fair values

Hierarchical levels, defined by IFRS 7 and directly related to the amount of subjectivity associated with inputs to fair valuation of these financial assets and liabilities, are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

•	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair values of the cash, other receivables, short-term investments, accounts payable and other liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments.

Cash, and short-terms investments are recorded at fair value using level 1 inputs.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its trade receivables is equal to the carrying amount of those items.

The Company’s cash and short-term investment are held with major financial institutions and thus the exposure to credit risk on cash is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade and other receivables.

23

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

12.	Financial Instruments and Risk Management (continued)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of lifetime expected loss provision for all trade receivables. The loss allowance is based on the Company's historical collection and loss experience and incorporates forward-looking factors, where appropriate. At October 31, 2024, the Company had recorded an expected credit loss of $nil (October 31, 2023 - $nil).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

Maturity analysis of liabilities which are due in the next twelve months can be summarized as follows:

	October 31, 2024	October 31, 2023
Accounts payable and other liabilities	$60,048	$219,760
	$60,048	$219,760

Foreign currency risk

Foreign currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s currency risk primarily arises from financial instruments denominated in US dollars that are held in entities with a Canadian dollar functional currency. Conversely for the Tiidal NZ subsidiary who has a NZ dollar functional currency, currency risk primarily arises from financial instruments denominated in Canadian dollars that are held in Tiidal NZ.

The Company is no longer exposed to foreign currency risk on fluctuations related to cash, accounts receivable, and accounts payable and other liabilities that are denominated in US dollars.

Interest rate risk

The Company does not have any significant exposure as at October 31, 2024 and 2023 to interest rate risk through its financial instruments.

24

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

13.	Discontinued Operations

On December 1, 2022, the Company discontinued the operations and disposed of the remaining assets of Lazarus Esports Inc. (“Lazarus Esports”). As a result, Lazarus Esports was classified as discontinued operations in accordance with International Financial Reporting Standards relating to non-current assets held for sale and discontinued operations (“IFRS 5”). Consolidated statements of loss and comprehensive loss from discontinued operations of Lazarus Esports for the year ended October 31, 2024, and 2023 are comprised of the following:

Lazarus Esports	October 31, 2024 $	October 31, 2023 $
Total revenue	-	2
Cost of goods sold	-	-
Gross Profit	-	2

Expenses
Advertising	-	67
General and administration	-	8,796
Finance charges	-	1,766
Exchange gain/loss	-	(13)
Total expenses	-	10,616
Net loss from discontinued operations	-	(10,614)

Cash flows from discontinued operations of Lazarus for the year ended October 31, 2024, and 2023 are comprised of the following:

Lazarus Esports	October 31, 2024 $	October 31, 2023 $
Cash flow provided by discontinued operations
Loss from discontinued operations	-	(10,614)
Changes in non-cash working capital:
Accounts receivable	-	31,536
Prepaid expenses	-	682
Trade and other payables	-	(56,689)
Total cash used by discontinued operations	-	(35,085)
Change in net cash used in discontinued operations	-	(35,085)

Tiidal New Zealand

On March 13, 2023, the Company announced that it and its wholly owned subsidiary, Tiidal Inc., have entered into a share sale and purchase agreement with Entain Holdings (UK) Limited (“Entain”), pursuant to which Tiidal Inc. will sell all of the shares of the Company’s operating subsidiary, Tiidal NZ, to Entain (“Tiidal NZ Sale”). Tiidal Inc. agreed to sell all of the issued and outstanding shares of Tiidal NZ to Entain for gross proceeds of $13,250,000 in cash (“Purchase Price”), subject to standard transaction adjustments. Pursuant to the Tiidal NZ Sale, the Purchase Price will be retained by Tiidal in a holding account for 180 days (the "Holding Period"). During the Holding Period, Tiidal may access the funds to satisfy any working capital adjustment or claims brought by Entain and may access up to 20% of the funds to pay reasonable costs related to the Tiidal NZ Sale. The sale of Tiidal NZ closed on June 9, 2023.

25

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

13.	Discontinued Operations (continued)

The Company classified the operations as held for sale in accordance with International Financial Reporting Standards relating to non-current assets held for sale and discontinued operations (“IFRS 5”) for the year ended October 31, 2024, and 2023. Consolidated statements of loss and comprehensive loss from discontinued operations for the year ended October 31, 2024, and 2023 are comprised of the following:

Tiidal NZ	October 31, 2024 $	October 31, 2023 $
Total revenue	-	120,565
Cost of goods sold	-	-
Gross Profit	-	120,565

Expenses
Advertising	-	7,704
General and administration	-	1,284,769
Amortization	-	50,656
Depreciation	-	14,687
Travel	-	15,337
Finance charges	-	42,122
Exchange gain/loss	-	5,696
Total expenses	-	1,420,979
Net loss before gain on sale and foreign currency translation adjustment	-	(1,300,414)
Gain on sale of Tiidal NZ	-	11,656,124
Foreign currency translation adjustment	-	(103,306)
Net income (loss) from discontinued operations	-	10,252,404

26

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

13. Discontinued Operations (continued)

Cash flows from discontinued operations for the years ended October 31, 2024, and 2023 are comprised of the following:

Tiidal NZ	October 31, 2024 $	October 31, 2023 $
Cash flow provided by discontinued operations
Income (loss) from discontinued operations	-	10,252,404
Depreciation	-	13,760
Amortization on intangibles	-	50,471
Accretion expense	-	32,479
Foreign exchange	-	(6,682)
Cash for deferred revenue	-	6,094
Gain on sale	-	(11,656,124)
Foreign currency translation	-	(103,773)
Changes in non-cash working capital:
Accounts receivable	-	(8,513)
Prepaid expenses	-	6,857
Trade and other payables	-	(159,199)
Change in net cash used in discontinued operations	-	(1,572,226)
Cash flow used in investing activities from discontinued operations	-	(6,960)

Lease payments – lease liability	-	(25,961)
Lease payments – interest	-	986
Proceeds from loan payable	-	1,398,190
Net cash provided by financing activities in discontinued operations	-	1,373,215

A reconciliation of the gain on the sale of Tiidal NZ to Entain is as follows:

Gross proceeds	$13,250,000
Working capital adjustments	(1,002,518)
Foreign exchange loss	(60,357)
Net proceeds received	$12,187,125
Less: net carrying value of Tiidal NZ assets held for sale as at June 8, 2023	(215,662)
Less: final working capital adjustment	(118,797)
Less: legal fees	(196,542)
Gain on sale of Tiidal NZ	$11,656,124

27

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

14.	Income taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2023 – 26.5%) to the effective tax rate is as follows:

	2024	2023
Net loss from continuing operations	$(660,956)	$(1,305,374)
Expected income tax (recovery) expense	(175,150)	(345,920)
Share-based payments and other non-deductible expenses	5,300	153,800
Share issuance cost booked directly to equity	-	(13,030)
Tiidal NZ sale	-	1,573,000
Change in tax benefits not recognized	169,850	(1,367,850)
Total income tax (recovery)	$-	$-

The following table summarizes the components of deferred tax:

	2024	2023
Deferred tax assets
Operating tax losses carried forward	$-	$5,500
	-	5,500

Deferred tax liabilities
CEBA loan	$-	$(5,500)
	-	(5,500)
Net deferred tax liability	$-	$-

Deferred tax assets and liabilities have been offset where they relate to income tax levied by the same taxation authority and the Company has the legal right to offset.

Unrecognized deferred tax assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assts have not been recognized in respect of the following deductible temporary differences:

	2024	2023
Equipment	$121,270	$121,270
Intangible assets	627,140	627,140
Share issuance costs	439,140	668,060
Operating tax losses carried forward	4,449,240	6,831,270
Operating tax losses carried forward - USA	-	32,390
	$5,636,790	$8,280,130

28

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

14.	Income Taxes – (continued)

The Canadian operating tax loss carry forwards expire as noted in the table below. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company’s Canadian operating tax losses expire as follows:

2040	$250,110
2041	620,270
2042	1,961,410
2043	752,920
2044	864,530
$4,449,240

15.	Subsequent Events

On November 6, 2024, the Company incorporated 3 wholly owned subsidiaries 1510435 B.C. Ltd, 1510441 B.C. Ltd and 1510450 B.C. Ltd.

On December 18, 2024, the Company completed a plan of arrangement whereby the sole shareholder of the Company, Triforce Ventures SA (“Triforce”), now holds common shares in the following former subsidiaries; 1507651 B.C Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd., and 1510435 B.C. Ltd. Each of these former subsidiaries are now an unlisted reporting issuer in the provinces of British Columbia and Alberta.

29

TIIDAL GAMING GROUP CORP.

(FORMERLY GTA FINANCECORP INC.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2023, AND 2022

(EXPRESSED IN CANADIAN DOLLARS)

Independent Auditor’s Report

To the Shareholders of Tiidal Gaming Group Corp.:

Opinion

We have audited the consolidated financial statements of Tiidal Gaming Group Corp. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at October 31, 2023 and October 31, 2022, and the consolidated statements of net income (loss) and other comprehensive income (loss), shareholders’ equity (deficiency) and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at October 31, 2023 and October 31, 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the consolidated financial statements, which indicates that the Company incurred a loss from continuing operations during the year ended October 31, 2023 and, as of that date, had an accumulated deficit. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Except for the matter described in the Material Uncertainty Related to Going Concern section, we have determined that there are no other key audit matters to communicate in our report.

MNP LLP

50 Burnhamthorpe Road West, Suite 900, Mississauga ON, L5B 3C2	T: 416.626.6000 F: 416.626.8650

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

50 Burnhamthorpe Road West, Suite 900, Mississauga, Ontario, L5B 3C2 T: 416.626.6000 F: 416.626.8650 MNP.ca

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Blair Michael Mabee.

Mississauga, Ontario	Chartered Professional Accountants

February 8, 2024	Licensed Public Accountants

50 Burnhamthorpe Road West, Suite 900, Mississauga, Ontario, L5B 3C2 T: 416.626.6000 F: 416.626.8650 MNP.ca

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Consolidated Statements of Financial Position
As at October 31, 2023 and October 31, 2022
(Expressed in Canadian Dollars)

		October 31,	October 31,
	Note	2023	2022

ASSETS
Current assets
Cash		$79,265	$16,223
Trade and other receivables	6, 15	436,936	302,229
Prepaid expenses and deposits		11,667	37,238
Short-term investments	5	10,600,000	—
		11,127,868	355,690
Equipment	8	—	15,338
Right-of-use-assets	9	—	152,113
Intangible assets	10	—	1,573,222
Total assets		$11,127,868	$2,096,363

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and other liabilities	11	$219,760	$984,740
Lease liabilities		—	47,546
		219,760	1,032,286
Lease liability		—	95,664
Government loan payable	13	39,250	35,044
Total liabilities		259,010	1,162,994

Shareholders’ equity
Share capital	14	13,572,500	12,790,672
Reserves	14	4,166,666	3,454,882
Shares to be issued	14	—	667,880
Accumulated other comprehensive loss		(5,419)	(178,760)
Accumulated deficit		(6,864,889)	(15,801,305)
Total shareholders’ equity		10,868,858	933,369

Total liabilities and shareholders’ equity		$11,127,868	$2,096,363

Nature of Operations and Going Concern (Note 1, 2)

Discontinued Operations (Note 22)

Subsequent Events (Note 24)

Approved and Authorized by the Board on February 8, 2024:

“Carlo Rigillo”	Director	“Fraser Hartley”	Director

The accompanying notes are an integral part of these consolidated financial statements.

1

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

			Years ended October 31,
	Note		2023	2022
Operating expenses
General and administrative	15, 16		$742,978	$1,166,580
Advertising and promotion			25,797	133,826
Consulting			18,115	182,708
Management fees	15		175,933	177,200
Bad debt (recovery)	6		(725)	9,619
Depreciation of equipment	8		362	5,572
Share-based payments	14, 15		578,725	2,268,154
Amortization			812	3,610
Total operating expenses			1,541,997	3,947,269

Loss before other items			(1,541,997)	(3,947,269)
Other items
Gain on settlement of debt			—	28,123
Foreign exchange gain			28,783	4,135
Income from government assistance			—	32,942
Gain on write-off of accounts payable			—	16,632
Impairment of property and equipment			—	(6,972)
Loss on disposal of equipment			(2,087)	—
Interest income	5		219,294	1,010
Finance charges (recovery)			(9,367)	(13,297)
Listing expense	7	b	—	(1,278,386)
Net loss from continuing operations			$(1,305,374)	$(5,163,064)
Net income from discontinued operations	22		10,241,790	(2,255,882)
Net income (loss)			8,936,416	(7,418,964)
Other comprehensive income
Foreign currency translation adjustment			173,341	(249,919)
Comprehensive income (loss) for the year			9,109,757	(7,668,883)

Weighted average number of common shares
outstanding	17		84,693,987	72,799,126
Basic and diluted earning (loss) per share from
continuing operations	17		$(0.02)	$(0.07)
Basic and diluted earning (loss) per share from
discontinued operations	17		$0.12	$(0.03)
Basic and diluted earning (loss) per share	17		$0.10	$(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

2

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCE CORP INC.)

Consolidated Statements of Cash Flows

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

	2023	2022

Operating activities
Net loss from continuing operations	$(1,305,374)	$(5,163,064)
Adjustments for non-cash items:
Depreciation of equipment	362	55,572
Amortization of intangible asset	812	3,610
Non-cash listing expense	—	1,228,025
Share-based payments	578,725	2,268,154
Impairment of equipment	—	6,972
Government assistance income	—	(32,924)
Accretion expense	4,206	9,248
Gain on settlement of debt	—	(28,123)
Gain on settlement of accounts payable	—	(16,632)
Unrealized foreign exchange	44,576	(167)
Changes in non-cash working capital items:
Trade and other receivables	(186,637)	(205,808)
Prepaid expenses and deposits	18,442	(13,922)
Accounts payable and other liabilities	(280,106)	(266,622)
Deferred revenue	—	(6,765)
Net cash used in operating activities	(1,124,994)	(2,212,464)
Net cash used in discontinued operations	(1,607,311)	(1,724,030)

Investing activities
Cash acquired from acquisition of GTA Financecorp	—	9,434
Purchase of short-term investment	(10,600,000)	—
Proceeds from sale of subsidiary	11,871,686	—
Loss on disposal of property and equipment	2,087	—
Acquisition of property and equipment	—	(2,632)
Net cash from investing activities	1,273,773	6,802
Net cash used in investing activities in discontinued operations	(6,960)	(16,106)

Financing activities
Cash released from escrow on completion of RTO	—	3,257,408
Repurchase of Tiidal common shares	—	(30,000)
Share issuance costs	(49,184)	(36,213)
Proceeds from share issuance	202,960	897,443
Proceeds from share issuance costs reimbursement	—	11,376
Proceeds from issuance of promissory notes	—	(38,000)
Net cash provided by financing activities	153,776	4,062,014
Net cash provided by (used in) financing activities in discontinued operations	1,373,215	(87,075)

Effect of foreign exchange on cash	1,543	(35,841)
Net change in cash	63,042	(6,700)
Cash, beginning of year	16,223	22,923
Cash, end of year	$79,265	$16,223

Supplemental Disclosures with Respect to Cash Flows (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

3

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Consolidated Statement of Shareholders’ Equity (Deficiency)

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

		Number of	Share Capital	Shares to be Issued	Reserves	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
	Note	Shares	$	$	$	$	$	$
Balance, October 31, 2021		56,368,831	6,078,510	767,878	2,129,832	71,159	(8,382,341)	665,038
Shares issued for GTA RTO	14	3,279,996	1,257,466	—	3,421	—	—	1,260,887
Share issuance costs	14	346,886	(505,881)	—	25,691	—	—	(480,190)
Share-based payments	14	—	—	—	2,268,154	—	—	2,268,154
Stock options exercised	14	191,070	68,785	—	(38,214)	—	—	30,571
Shares issued for debt settlement	14	312,136	181,817	—	—	—	—	181,817
Shares issued for warrants exercised	14	1,237,373	420,707	—	(222,727)	—	—	197,980
Repurchase of Tiidal shares	14	(191,070)	(30,000)	—	—			(30,000)
Shares issued on exercise or RSU	14	4,203,540	1,649,967	(99,998)	(1,549,969)			—
Shares issued for convertible debt	14	687,607	271,195	—	—			271,195
Shares issued for cash	14	13,794,932	3,398,106	—	838,694			4,236,800
Foreign currency translation		—	—	—	—	(249,919)	—	(249,919)
Net loss		—	—	—	—	—	(7,418,964)	(7,418,964)
Balance, October 31, 2022		80,231,301	12,790,672	667,880	3,454,882	(178,760)	(15,801,305)	933,369

Balance, October 31, 2022		80,231,301	12,790,672	667,880	3,454,882	(178,760)	(15,801,305)	933,369
Share-based payments	14	—	—	—	578,725	—	—	578,725
Shares issued for cash	14	2,961,907	296,191	—	—	—	—	296,191
RSU grant to CEO	14, 15	2,500,000	200,000	—	(200,000)	—	—	—
Sportsflare Milestone shares	14	1,910,700	334,821	(334,821)	—	—	—	—
Share issuance costs	14	—	(49,184)	—	—	—	—	(49,184)
Reclassify Revenue Milestone shares	14	—	—	(333,059)	333,059	—	—	—
Foreign currency translation		—	—	—	—	173,341	—	173,341
Net income		—	—	—	—	—	8,936,416	8,936,416
Balance, October 31, 2023		87,603,908	13,572,500	—	4,166,666	(5,419)	(6,864,889)	10,868,858

The accompanying notes are an integral part of these consolidated financial statements.

4

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

1.	Nature of Operations

Tiidal Gaming Group Corp. (formerly GTA Financecorp Inc.) (the “Company” or “Tiidal Corp.”) was incorporated pursuant to the provisions of the Business Corporations Act (Ontario) on August 9, 2006. On November 9, 2021, the Company changed its name from GTA Financecorp Inc. to Tiidal Gaming Group Corp. The address of the Company’s head, principal, and registered office is located at 365 Bay Street, Suite 800, Toronto, Ontario M5H 2V1. The Company’s shares were listed on the TSX Venture Exchange until February 8, 2019, at which time the shares were delisted at the request of the Company. On November 17, 2021, the Company commenced trading of its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol TIDL. On April 11, 2022, the Company commenced trading of its common shares on the OTCQB Venture Market (“the OTCQB”) under the symbol TIIDF. On April 26, 2023, the trading of the Company’s common shares was relegated from the OTCQB to OTC Pink.

On November 9, 2021, the Company completed a transaction that resulted in a reverse takeover (“GTA RTO”) of the Company by the shareholders of Tiidal Gaming Holdings Inc. (formerly Tiidal Gaming Group Inc.) (“Tiidal Inc.”). See Note 7c. The Company changed its name to “Tiidal Gaming Group Corp.” and effect a consolidation of the common shares on the basis of 11.2678 pre-consolidation common shares into one new post-consolidation common shares. Tiidal Inc., was incorporated under the Business Corporations Act of Ontario on October 22, 2018. Tiidal Inc. amalgamated with 2852773 Ontario Inc. (“GTA Subco”) prior to completion of the GTA RTO transaction on November 9, 2021.

The Company’s principal business activities were owning and operating synergistic businesses across the esports ecosystem, including its former wholly-owned subsidiary, Tiidal Gaming NZ Limited (“Tiidal NZ”), incorporated on November 23, 2020 under the Companies Act 1993 in New Zealand and doing business as Sportsflare, which has developed a robust odds feed and advanced betting solutions for sportsbooks and online betting companies, and its subsidiary Lazarus Esports Inc. (“Lazarus Esports”), a Canadian leader and globally recognized competitive esports organization, incorporated under the Business Corporations Act of Ontario on May 19, 2019. The Company completed the sale of the assets of Lazarus Esports to TGS Esports Inc. on November 7, 2022. The financial results for Lazarus Esports are reflected in discontinued operations. On June 9, 2023, the Company completed the sale of its Sportsflare division (Tiidal NZ) to Entain Holdings (UK) Limited (“Entain”). The financial results of Tiidal NZ are reflected in discontinued operations. As of June 9, 2023, the Company does not have any remaining active operations.

On October 30, 2023, the Company announced that its Board of Directors has concluded its previously announced strategic review process and has determined it is in the best interest of the Company to return capital to its shareholders by way of substantial issuer bid (the “Offer”) to be completed no earlier than December 7, 2023. On December 15, 2023, the Company completed the Offer and purchased for cancellation 83,256,650 common shares at a price of $0.1225 per share for aggregate purchase price of $10,198,940. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding shares.

5

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

2.	Going Concern

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to continue as a going concern is dependent upon its ability to identify an appropriate business for acquisition or investment to generate profits and positive cash flows from operations in order to cover its operating costs. There is no assurance that the business will be profitable.

The Company’s accumulated deficit was $6,864,889 at October 31, 2023 (October 31, 2022 – $15,801,305) and its cash flow used in operations was $1,124,994 (October 31, 2022 - $2,212,464). These factors comprise a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not give effect to any adjustments required to realize its assets and discharge its liabilities in other than the normal course of business and amounts different from those reflected in the accompanying consolidated financial statements. These adjustments could be material.

The sale of Tiidal NZ constituted the sale of substantially all of the assets and operating activities of the Company. The board of directors of the Company assessed the available options to return capital received pursuant to the sale of Tiidal NZ to its shareholders following the expiry of the 180-day holding period. The Company will continue to be dependent on external equity financing to fund its activities. Management reviews its capital management approach on an ongoing basis and believe this approach is reasonable.

3.	Basis of Presentation

Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Financial Reporting Standards (“IFRS”) as issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on February 8, 2024.

Basis of Presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and on the historical cost basis except for certain financial instruments which are measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the functional currency for all entities of the consolidated group, except for the Space Esports and Tiidal NZ subsidiaries, which have the U.S. dollar and New Zealand dollar as its functional currency, respectively.

6

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

3.	Basis of Presentation (continued)

Basis of Consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly owned subsidiaries:

Jurisdiction
Name of subsidiary	Incorporated	Functional Currency	Accounting Method
Tiidal Gaming Holdings Inc.
(formerly Tiidal Gaming Group Inc.)	Canada	Canadian dollars	Consolidation
Lazarus Esports Inc.	Canada	Canadian dollars	Consolidation
Tiidal Gaming Canada Inc.	Canada	Canadian dollars	Consolidation
Space Esports Inc.	United States	U.S. dollars	Consolidation
Tiidal Gaming NZ Limited	New Zealand	New Zealand dollars	Consolidation until June 8, 2023

4.	Significant Accounting Policies

Revenue recognition

The Company determines revenue recognition through the following steps: a) identification of the contract with a customer; b) identification of the performance obligations in the contract; c) determination of the transaction price; d) allocation of the transaction price for the performance obligations in the contract; and e) recognition of revenue when the Company satisfies a performance obligation.

The Company’s revenue is comprised of esports winnings by players under contract with the Company, sponsorships, betting solutions revenue, and other revenue.

7

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Revenue recognition (continued)

The Company earns esports prize winnings revenue from various esports tournaments and competitions that the Company’s teams enter into. Prize winnings revenue is recognized at a point in time at the completion of each competition or league season. No revenue was recognized if there were significant uncertainties regarding the amount or recovery of the consideration due, the costs incurred or to be incurred could not be measured reliably, or there was continuing management involvement with the services.

The Company earns revenue from Software-as-a-Service (“SaaS”) agreements with customers in the betting industry, on a subscription basis. Upon receiving payment from the customer, the Company will have the contractual obligation to provide the access to its proprietary intellectual property (“IP”) over the course of the period stipulated in the agreement and the customer will have the ability to use the Company’s IP for the stipulated period.

As performance obligations are satisfied over time, revenue is recognized using a method of transfer that depicts the Company’s performance or using the “as-invoiced” practical expedient, when applicable and ends only when the period in the agreement ends. The Company recognizes revenue from SaaS subscriptions ratably over the term of the subscription.

The Company earns sponsorship revenue by endorsing products. Sponsorship revenue is recognized over time as the performance obligations per the contract of the Company are satisfied and the services are provided to the customer. Payments received in excess of the revenue recognized on a contract are recorded as deferred revenue. Amounts are billed as defined by individual contracts. Billings rendered in advance of performance under contracts are recorded as deferred revenue. Some agreements contain revenue sharing terms whereby the Company is entitled to a percentage of revenue earned by the customer. This revenue is calculated and recognized on a monthly basis.

Gross versus net revenue

Third party arrangements are evaluated to determine whether the Company acts as the principal or agent under the specific terms of each arrangement. To the extent that the Company acts as the principal in an arrangement, revenues are reported on a gross basis; revenue and expenses are recognized in their respective financial statement line items. Conversely, if the Company acts as the agent, revenues are reported on a net basis; revenues are presented net of any expenses.

Determination of principal or agent classification is based on an evaluation of whether the nature of the Company’s promise is a performance obligation to provide specific goods or services to the customer (principal), or simply arrange for those goods and services to be provided to the customer by a third party (agent). The most significant factors to consider include whether the Company controls the good or service immediately before it is transferred to the customer, is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before transferring the specified good or service, and has discretion in establishing prices for the specified good or service.

8

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Gross versus net revenue (continued)

The Company evaluates whether it is acting as principal or agent. The Company reports prize winnings revenue on a gross basis as the Company controls the participation of players under contract in tournaments and leagues. Recording revenue on a gross basis is evidenced by the Company’s ability having a level of discretion in establishing pricing.

Cost of sales

Cost of sales consists of the share of tournament or league prize winnings paid to the players and coaches as per the contracts between the Company and the players and coaches. Cost of sales also includes sales commission paid on sponsorship revenue.

Foreign currency

The consolidated financial statements are presented in Canadian dollars. The functional currency of Tiidal Gaming Holdings Inc. (formerly Tiidal Gaming Group Inc.), Lazarus Esports Inc. and Tiidal Gaming Canada Inc., is the Canadian dollar. The functional currency of Space Esports Inc. is the United States dollar, and the functional currency of Tiidal NZ is the New Zealand dollar.

Assets and liabilities of subsidiaries having a functional currency other than the Canadian dollar are translated at the rate of exchange at the reporting period date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in the accumulated other comprehensive income (loss) included in the consolidated statements of changes in shareholders’ equity. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the reporting period date. Gains and losses on translation of monetary items are recognized in the consolidated statement of net income (loss) and comprehensive income (loss).

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss) in the translation reserve.

Share Capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

9

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Share Capital (continued)

Depending on the terms and condition of each financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are accounted for using the residual method, following an allocation of the unit price to the fair value of the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transaction costs are accounted for as share-based payments.

Commissions paid to agents and other share issue costs are charged directly to share capital.

Share-based payments

Equity-settled share-based payments to employees are measured at the fair value of the instruments at the grant date and recognized in expense over the vesting periods. Equity-settled share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services received cannot be reliably measured. Non-employee share-based payments are recognized in expense at the date the goods or services are received. The corresponding amount is recorded to reserves. Upon the exercise of stock options, consideration received on the exercise is allocated to share capital and the related amount previously recognized for the issuance of the option remains in reserves.

The fair value of options is determined using the Black-Scholes Option Pricing Model on the date of the grant, based on certain assumptions.

The fair value of equity settled RSUs is measured at the grant date based on the fair value of the Company’s common shares on that date, each tranche is recognized using the graded vesting method over the period during which the RSUs vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of RSUs that are expected to vest.

All RSUs are recognized in the consolidated statements of net loss and comprehensive loss as an expense over the vesting period with a corresponding increase in equity reserves in the consolidated statement of financial position.

Income taxes and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

10

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Income taxes and deferred income taxes (continued)

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Trade receivables

Trade receivables, net of allowances, are stated at the amount the Company expects to collect. Trade receivables are recognized initially at fair value less expected credit losses based on management’s review of year end receivables, and do not bear any interest. A provision for expected credit losses is generally made when there is objective evidence that the Company will not be able to collect the amounts due according to original payment terms or when there are indications of collection issues related to specific customers. The amount of the impairment loss on a financial asset measured at amortized cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and are applied against trade receivables through a loss allowance account.

Equipment

Equipment is recorded at cost less accumulated depreciation and impairment losses. The Company provides for depreciation using the following methods at rates designed to depreciate the cost of the equipment over the period of expected useful life. A half year of depreciation is recorded in the year of acquisition. No depreciation is recorded in the year of disposal. The estimated useful lives of assets are reviewed by management and adjusted if necessary. The annual depreciation rates and methods are as follows:

Asset	Rate	Basis
Computer equipment	55%	Declining balance
Furniture and equipment	20%	Declining balance

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if required. These assets are subject to impairment testing as described below.

11

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Intangible assets

Intangible assets with finite lives that are acquired separately are measured on initial recognition at cost, which comprises its purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, such intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Intangible assets are amortized using the straight-line method over their estimated useful lives. A half year of amortization is recorded in the year of acquisition. The estimated useful life of intellectual property is ten years. Amortization expense is included in the consolidated statements of net income (loss) and comprehensive income (loss).

The useful lives of the intangible assets are reviewed annually, with the effect of any change in estimate being accounted for on a prospective basis. These assets are subject to impairment testing as described below.

Impairment testing of intangible assets and equipment

For purposes of assessing impairment under IFRS, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating unit). The Company had cash generating units. All long-lived assets and finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the assets or cash-generating unit’s carrying amount exceeds its recoverable a mount, which is the higher of fair value less costs to sell or value-in-use. To determine the value-in-use, management estimates expected future cash flows from the cash-generating unit and determines a suitable pre-tax discount rate in order to calculate the present value of those cash flows. Discount factors have been determined for the cash-generating unit and reflect its risk profile as assessed by management.

Impairment losses for the cash-generating unit reduce first the carrying amount of any goodwill allocated to that cash-generating unit, with any remaining impairment loss charged pro rata to the other assets in the cash-generating unit. In allocating an impairment loss, the Company does not reduce the carrying amount of an asset below the highest of its fair value less costs of disposal or its value in use and zero. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the assets’ recoverable amount exceeds its carrying amount only to the extent of the new carrying amount does not exceed the carrying value of the asset had it not originally been impaired.

12

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company’s financial assets and liabilities are classified as follows:

Asset or liability	Classification
Cash	FVTPL
Short-term investments	FVTPL
Trade and other receivables	Amortized cost
Accounts payable and other liabilities	Amortized cost
Government loan payable	Amortized cost

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of trade and other receivables.

13

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Financial instruments (continued)

Financial assets (continued)

Financial assets are classified as follows: (continued)

●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets measured at fair value through profit or loss consists of cash and short-term investments.

●	Designated at fair value through profit or loss – On initial recognition, The Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

The Company measures all equity investments at fair value. Changes in fair value are recorded in profit or loss.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and information is provided to management. Information considered in this assessment includes stated policies and objectives.

14

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Financial instruments (continued)

Financial assets (continued)

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a provision for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions. The Company applies the simplified approach for trade receivables. Using the simplified possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statements of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

15

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

16

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Financial liabilities (continued)

Income (loss) per share (continued)

For the years ended October 31, 2023, and 2022, potentially dilutive common shares issuable upon the exercise of conversion option related to warrants and options were not included in the computation of income (loss) per share because their effect was anti-dilutive.

Leases

The Company adopted IFRS 16, Leases (“IFRS 16”) as of October 22, 2018, which replaced IAS 17, Leases. IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. IFRS 16 specifies how leases will be recognized, measured, presented and disclosed and it provides a single lessee model, requiring lessees to recognize right-of-use assets and lease liabilities for all major leases.

The Company assesses at the inception of contract, whether it contains a lease. A contract is classified as a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any indirect costs incurred.

The right-to-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-to-use asset or the end of the lease term. The estimated useful lives of right-to-use assets are determined using the same criteria as those for property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses and adjusted for certain remeasurements of the lease liability, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payment arising from a change in an index or rate, or changes in assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

17

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Discontinued operations/disposal group held for sale

Discontinued operations are reported when a component of the Company, representing a separate major line of business or area of operations with clearly distinguishable cash flows, has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” (“IFRS 5”), discontinued operations are reported as a separate element of net income or loss on the consolidated statements of net income (loss) and comprehensive income (loss) for both the current and comparative periods. When a disposal group is classified as held for sale, assets and liabilities are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position. Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell.

New accounting pronouncements issued but not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has determined that there are no new standards that are relevant to the Company.

Critical Accounting Estimates and Judgments

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the application of policies and reported amounts of assets and liabilities, and income and expenses.

These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

18

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

(i)	Use of critical accounting estimates and assumptions

Estimated useful lives of equipment and intangible assets

Estimates of the useful lives of property and equipment and intangible assets are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment would increase the recorded expenses and decrease the non-current assets.

Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such difference will affect the tax provisions in the period in which such determination is made.

Right of-use-asset and lease liability

The right-of-use asset and lease liability is measured by discounting the future lease payments at an incremental borrowing rate. The incremental borrowing rate is an estimated rate the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Company also estimated there is a 90% probability that it will use its lease renewal term option.

Share-based payments

The fair value of share-based payments is calculated using the Black-Scholes option pricing model. The main assumptions used in the model include the estimated fair value of the common shares, estimated life of the option, the expected volatility of the Company’s share price (using historical volatility of similar publicly traded companies as a reference), the expected dividends, the expected forfeiture rate, and the risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s-length transaction given that there is no market for the options, and they are not transferable.

19

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Listing expense

The listing expense has been calculated using an estimated common share value of Tiidal Inc. of $0.3834 as at November 9, 2021. The fair value of the common shares was estimated based on the price of $0.50 per unit in the subscription receipt financing in connection with the GTA RTO and estimating the value of the warrants issued from the subscription receipt financing to have a fair value of $0.1166 per one-half warrant using the Black-Scholes option pricing model. The options were valued using the following assumptions: estimated volatility of 150%, risk free interest rate of 0.47%, expected life of 2 years, exercise price ranging from $0.75, and share price of $0.3834.

(ii)	Judgments

Indicators of impairment and testing of equipment and intangible assets

Management applies significant judgment in its assessment and evaluation of asset or cash generating units at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s equipment and intangible assets.

External sources of information considered are changes in the Company’s economic, legal, and regulatory environment, which it does not control, but affect the recoverability of its assets. Internal sources of information the Company considers include the manner in which equipment and intangible assets are being used or are expected to be used and indications of economic performance of the assets. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

Revenue recognition

The revenue standard sets out a five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. Management exercises judgment when taking into consideration the relevant facts and circumstances when applying each step of the model to contracts with customers.

Recognition of revenue on a gross versus net basis

The Company follows the guidance provided in IFRS 15, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment.

20

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Assessment of going concern

These consolidated financial statements have been prepared on a basis which assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether this assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period.

This assessment is based upon planned actions that may or may not occur for a number of reasons including the Company’s own resources and external market conditions.

5.	Short-term Investments

On June 13, 2023, the Company transferred a total of $10,600,000 into guaranteed investment certificates (“GICs”) bearing interest at an annualized rate of 5.30%. The GICs mature on December 10, 2023. For the year ended October 31, 2023, the Company recorded interest receivable of $217,024 (October 31, 2022 – $nil).

6.	Trade and Other Receivables

Trade and other receivables consist of the following:

	October 31, 2023	October 31, 2022
Trade receivables	$—	$58,054
Other receivables	4,446	—
Expected credit losses	—	(9,619)
GST/HST receivable	215,466	251,242
Interest receivable (Note 5)	217,024	—
Advances to an officer (Note 15)	—	2,552
	$436,936	$302,229

During the year ended October 31, 2023, the Company recorded a recovery of bad debt expense of $725 (October 31, 2022 - $9,619) on trade receivables and recorded a provision for expected credit losses.

21

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

7.	Acquisitions

a)	Subscription Receipt Financing

An agreement entered in on July 12, 2021, between the Company, Tiidal Inc., and GTA Subco for the proposed GTA RTO (Notes 1, 7b) was subject to the completion of the following by Tiidal Inc.:

●	A best-efforts private placement of up to 11,500,000 Tiidal Inc. subscription receipts at a price of $0.50 per subscription receipt for gross proceeds of up to $5,500,000.

●	On July 13, 2021, Tiidal Inc. closed a non-brokered financing of 3,576,361 subscription receipts at a price of $0.50 per subscription receipt for gross proceeds of $1,788,181 and a brokered financing of 2,971,000 subscription receipts at a price of $0.50 per subscription receipt for gross proceeds of $1,485,500. Tiidal Inc. will split its common shares on the basis of one pre-share split Tiidal Inc. common share for 1.2738 post-share split Tiidal Inc. common share. Each subscription receipt will, upon satisfaction of the escrow release conditions, be automatically converted into one unit of the Company, with each unit being comprised of one post-share split common share and one-half of one post-share split warrant.

●	Each warrant will entitle the holder to purchase one post-share split common share for a period of 24 months following the conversion date at a price of $0.75.

●	On July 13, 2021, $3,257,408 was transferred to TSX Trust Company to be released upon the satisfaction of escrow conditions, including the GTA RTO transaction (Note 7b).

●	Tiidal Inc. issued 346,890 subscription receipts to the agents in connection with the financing and issued 457,970 compensation stock options to the agents upon satisfaction of the escrow conditions. Each compensation stock option will be exercisable for one post-share split common share or one Resulting Issuer Share (subject to any necessary adjustments), as applicable, $0.50 for a period of 24 months following the satisfaction of the escrow release conditions.

●	As at October 31, 2021, $136,159 in finance fees and $28,600 in HST were paid directly from the gross proceeds to agents in the private placement and $173,445 in financing charges were paid through 346,890 subscriptions in lieu of cash. During the year ended October 31, 2023, the Company paid $nil (2022 - $14,134) in finance fees.

●	Tiidal Inc. granted 457,970 compensation stock options which are exercisable within two-and-a-half years from the date of grant at an exercise price of $0.50 per share. The options were valued on the date of issue using the Black-Scholes option pricing model with the following assumptions: dividend yield 0%, discount rate of 0.47%, expected volatility of 150% and an expected life of 2.5 years. The value attributed to these options was $171,439.

22

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

7.	Acquisitions (continued)

b)	GTA Financecorp Inc. Reverse Takeover

●	On October 7, 2021, Tiidal Inc. closed the second tranche of a non-brokered financing of 296,970 subscription receipts at a price of $0.50 per subscription receipt for gross proceeds of $148,485. The subscription receipts have the same terms and escrow conditions as the first tranche which closed on July 13, 2021, as noted above. $148,485 in gross proceeds from the second tranche of the subscription financing were transferred to TSX Trust to be released upon the satisfaction of escrow release conditions. In connection with the subscription receipt financing, a finder’s fee was paid through the issuance of 346,890 shares for an aggregate fair value of $173,445 and paid an aggregate of $321,868 in cash.

●	The automatic conversion of all issued and outstanding Tiidal Inc. convertible notes into new Tiidal Inc. common shares and Tiidal Inc. warrants (on a post-Tiidal Inc. share split basis) pursuant to the terms set out on the convertible note certificates; and

●	The automatic vesting of all issued and outstanding Tiidal Inc. RSUs into new Tiidal Inc. common shares pursuant to the terms set out in their respective RSU agreements.

The GTA RTO was completed pursuant to the terms of a business combination agreement dated July 12, 2021 (the “Definitive Agreement”), among the Company, Tiidal Inc., and GTA Subco.

On November 9, 2021, the GTA RTO transaction closed in which 95.43% of the shares of the combined entity of the Company are held by the former shareholders of Tiidal Inc. The subscription receipts and convertible notes converted into common shares and warrants of Tiidal Inc. which were then exchanged for common shares and warrants of the Company. As a result, the former shareholders of Tiidal Inc. acquired control of the Company, thereby constituting a reverse takeover of the Company. This is considered a purchase of the Company’s net assets by the shareholders of Tiidal Inc.The GTA RTO is accounted for in accordance with guidance provided in IFRS 2 Share-Based Payments (“IFRS 2”) and IFRS 3 Business Combinations (“IFRS 3”).

For accounting purposes, the acquisition is considered to be outside the scope of IFRS 3 since Tiidal Corp., prior to the acquisition did not constitute a business. The GTA RTO is accounted for in accordance with IFRS 2 whereby Tiidal Inc. is deemed to have issued common shares and stock options in exchange for net assets of Tiidal Corp. (GTA) together with its listing status at the fair value of the consideration received by Tiidal Inc. The accounting transaction resulted in the following:

●	The consolidated financial statements of the combined entities are issued under the legal parent, Tiidal Corp., but are considered a continuation of the financial statements of the legal subsidiary, Tiidal Inc.

23

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

7.	Acquisitions (continued)

b)	GTA Financecorp Inc. Reverse Takeover (continued)

●	Since Tiidal Inc. is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values.

Since the share and share-based consideration allocated to the former shareholders of Tiidal Corp. on closing the GTA RTO is considered within the scope of IFRS 2, and the Company cannot identify specifically some or all of the goods or service received in return for the allocation of the common shares and stock options, the value in excess of the net identifiable assets or liabilities of Tiidal Corp. acquired on closing was expensed in the consolidated statement of net loss and comprehensive loss as listing expense.

The listing expense in the amount of $1,278,386 is comprised of the fair value of the common shares and stock options of the Company retained by former shareholders of Tiidal Corp. (GTA), as well as other direct expenses of the GTA RTO.

A breakdown of the listing expense is as follows:

Consideration	Number	Total
Fair value of shares retained by former GTA Finance
Corp. shareholders	3,279,996	$1,257,466
Fair value of stock options assumed	247,431	3,421
Prior cash advanced from the Company and Tiidal Inc.		(99,000)
Total consideration		$1,161,887
Fair value of net working capital deficiency assumed:
Cash		$(9,434)
Accounts payable and accrued liabilities		48,263
Net working capital deficiency		$38,829
Transaction costs related to GTA RTO		77,670
Listing expense		$1,278,386

In addition, the Company incurred $199,386 in legal expenses for the RTO that were expensed during the year ended October 31, 2021.

In accordance with IFRS 2, the fair value of the share issuance was determined to be 0.3834 (post-split), based on the estimated fair value at the acquisition date. The fair value of 247,431 GTA stock options assumed was determined to be $0.01 per share using the Black-Scholes option pricing model with the following assumptions: estimated volatility of 150%, risk free interest rate of 0.38% to 0.68%, expected life of 0.15 years to 3.73 years, exercise price ranging from $0.28 to $33.80, and share price of $0.02.

24

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

7.	Acquisitions (continued)

b)	GTA Financecorp Inc. Reverse Takeover (continued)

Pursuant to the GTA RTO, the following occurred:

●	The Company completed a consolidation of its common shares immediately prior to the completion of the amalgamation (as defined below), of its then issued and outstanding 36,958,499 common shares on the basis of one new Company common share for every 11.2678 existing Tiidal Corp. (GTA) common shares.

●	The Company’s subsidiary, GTA Subco, amalgamated with Tiidal Inc., and changed its name to Tiidal Gaming Holdings Inc.

●	The Company acquired all of the issued and outstanding common shares of Tiidal Inc. from the former shareholders of Tiidal Inc. in exchange for an aggregate of 68,460,125 of the Company’s common shares. The Company then changed its name from GTA Financecorp Inc. to Tiidal Gaming Group Corp.

Immediately prior to the amalgamation, Tiidal Inc.’s shares underwent a 1:1.2738 share split and all outstanding Tiidal Inc. restricted share units (“RSUs”) automatically vested. Upon effect of the split, authorized capital remains unchanged. These financial statements give retroactive effect to such stock split named above and all share and per share amounts have been adjusted accordingly, unless otherwise noted.

8.	Equipment

	Computer equipment	Furniture and equipment	Total
Cost
Opening, October 31, 2021	$47,903	$10,105	$58,008
Additions	16,767	1,971	18,738
Write-off	(3,750)	(3,222)	(6,972)
Foreign exchange adjustment	2,913	488	3,401
Ending, October 31, 2022	$63,833	$9,342	$73,175
Write-off	(2,632)	—	(2,632)
Assets held for sale (note 22)	(61,201)	(9,342)	(70,543)
Ending, October 31, 2023	$—	—	$—

25

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

8.	Equipment (continued)

Accumulated depreciation
Opening, October 31, 2021	$39,569	$3,034	$42,603
Depreciation	14,239	995	15,234
Ending, October 31, 2022	53,808	4,029	57,837
Depreciation	354	—	354
Foreign exchange	8	—	8
Write-off	(545)	—	(545)
Assets held for sale (note 22)	(53,625)	(4,029)	(57,654)
Ending, October 31, 2023	$—	$—	$—

Net book value
October 31, 2022	$10,025	$5,313	$15,338
October 31, 2023	$—	$—	$—

9.	Right-of-use assets/Lease liability

On September 22, 2021, the Company’s subsidiary Tiidal NZ, entered into a twenty-four-month lease agreement for new office space in Wellington, New Zealand commencing October 1, 2021. Under the lease, the Company is required to pay an annual rent of $70,867 NZD plus applicable GST monthly. The lease agreement includes an extension option for an additional twenty-four months. At the commencement date of the lease, the lease liability was measured at the present value of the lease payments that were not paid at that date (including the extension option of twenty-four months). The lease payments are discounted using an interest rate of 12%, which is the Company’s estimated incremental borrowing rate in Canada.

Tiidal NZ also entered into several twelve-month lease-to-own agreements for office equipment commencing during the year ended October 31, 2023. Under these leases, the Company is required to pay an aggregate amount of $32,111 NZD plus applicable GST.

At the commencement date of these leases, the lease liability was measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted using an interest rate of 12%, which is the Company’s estimated incremental borrowing rate. The right-of-use asset and lease liability were derecognized upon the loss of control of Tiidal NZ when sold to Entain on June 9, 2023.

26

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

9.	Right-of-use assets/Lease liability (continued)

		Office
Right-of-use asset	Office Space	Equipment	Total
Opening, October 31, 2021	$223,986	$—	$223,986
Additions	—	29,994	29,994
Depreciation	(40,822)	(3,487)	(44,309)
Foreign exchange adjustment	(24,173)	(3,887)	(28,060)
Disposition and adjustments	(29,498)	—	(29,498)
Ending October 31, 2022	129,493	22,620	152,113
Asset held for sale (note 22)	(129,493)	(22,620)	(152,113)
Ending, October 31, 2023	$—	$—	$—

		Office
Lease liability	Office Space	Equipment	Total
Opening, October 31, 2021	$228,752	$—	$228,752
Additions	—	29,994	29,994
Accretion	17,339	1,755	19,094
Payments	(62,280)	(24,891)	(87,171)
Foreign exchange adjustment	(16,780)	(1,181)	(17,961)
Adjustment	(29,498)	—	(29,498)
Ending, October 31, 2022	$137,533	$5,677	$143,210
Liabilities associated with
assets held for sale (note 22)	(137,533)	(5,677)	(143,210)
Ending, October 31, 2023	$—	$—	$—

Current	$—	$—	$—
Non-current	$—	$—	$—

27

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

10.	Intangible Assets

	Sportsflare
	intellectual property
	and related assets	Total
Cost
Ending balance October 31, 2021	$2,207,433	$2,207,433
Foreign exchange adjustment	(241,099)	(241,099)
Ending balance October 31, 2022	$1,966,334	$1,966,334
Reclassified to asset held for sale
(note 22)	(1,966,334)	(1,966,334)
Ending balance October 31, 2023	$—	$—
Accumulated amortization
Ending balance October 31, 2021	$190,238	$190,238
Amortization	202,874	202,874
Ending balance October 31, 2022	$393,112	$393,112
Reclassified to assets held for sale
(note 22)	$(393,112)	$(393,112)
Ending balance October 31, 2023

Net book value October 31, 2022	$1,573,222	$1,573,222
Net book value October 31, 2023	$—	$—

11.	Accounts Payable and Other Liabilities

	October 31, 2023	October 31, 2022
Accounts payable (Note 15)	$126,551	$420,049
Accrued liabilities	93,209	345,598
Payroll liabilities	—	208,915
GST/HST payable	—	10,178
	$219,760	$984,740

12.	Convertible Notes

On March 31, 2021, the Company closed an unsecured convertible notes financing for gross proceeds of $280,250. The convertible notes bear interest at 7% per annum and are automatically converted into securities of Tiidal Inc. upon the completion of an equity financing in connection to a reverse takeover transaction or initial public offering and the completion of any release conditions connected to such financing. The notes will be converted into the same securities sold and issued with said equity financing at a conversion price equal to 85% of the price per the equity financing. The convertible notes mature one year from the date of issuance. The price of the equity financing was fixed at $0.50 per unit prior to the closing of the convertible notes, and as result, there was no derivative liability associated with the convertible notes.

28

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

12.	Convertible Notes (continued)

On November 9, 2021, the GTA RTO transaction was completed, resulting in the automatic conversion of the convertible notes into 687,607 shares and 343,800 warrants of Tiidal Inc.

A continuity of the Company’s convertible notes is as follows:
Total
Balance, October 31, 2021	$266,734
Accretion	796
Conversion	(267,530)
Balance, October 31, 2022 and October 31, 2023	$—

13.	Government Loan Payable

In May 2020, Tiidal Inc. entered into a Canada Emergency Business Account (“CEBA”) loan with the Government of Canada which provided $40,000 in interest free loans to Tiidal Inc. until December 31, 2022. The CEBA loan terms included if the Government of Canada is repaid by December 31, 2022, 25%, being $10,000 of the CEBA loan will be forgiven. If the CEBA loan balance is not paid prior to December 31, 2022, the remaining balance would be converted to a three-year term loan at 5% annual interest, paid monthly. The full balance must be repaid no later than December 31, 2025.

In January 2021, Tiidal Inc. received an additional $20,000 interest free CEBA loan from the Government of Canada. The CEBA loan terms included if the Government of Canada is repaid by December 31, 2022, 50%, being $10,000, will be forgiven.

If the balance is not paid prior to December 31, 2022, the remaining balance will be converted to a three-year term loan at 5% annual interest, paid monthly. The full balance must be repaid no later than December 31, 2025. The Government of Canada has announced that the December 31, 2022, forgiveness repayment date has been extended by one year to December 31, 2023, for eligible CEBA loan holders in good standing. The CEBA loan terms were also amended such that the CEBA loans are interest free until December 31, 2023, and any remaining balance would bear interest at 5% per annum starting on January 1, 2024.

As at October 31, 2023, the Company has an outstanding CEBA loan balance of $39,250 (October 31, 2022 - $35,044) and recognized $nil (2022 - $32,924) in income from government assistance. For the year ended October 31, 2023, the Company has recognized $4,206 of interest accretion (October 31, 2022 - $3,453).

29

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital

Authorized

The Company is authorized to issue an unlimited number of common shares.

On October 31, 2023, the Company had 87,603,908 shares outstanding.

On October 30, 2023, the Company announced a return of capital to its shareholders by way of substantial issuer bid to be completed no earlier than December 7, 2023 (note 24).

Stock Split

In connection with the GTA RTO, Tiidal Inc. consolidated its shares on the basis of 1.2738 new Tiidal Inc. shares for every old Tiidal Inc. share, subject to adjustment in accordance with the terms of the Definitive Agreement (Note 7c). All references to shares and per share amounts have been retrospectively restated to reflect the stock split, unless otherwise indicated.

a)	Issued

The Company issued common shares as described below for the year ended October 31, 2023:

On December 1, 2022, the Company closed a non-brokered private placement financing of 2,029,600 units at a price of $0.10 per unit for gross proceeds of $202,960. Each unit is comprised of one common share and one common share purchase warrant, with each warrant being exercisable to acquire one common share of the Company at a price of $0.15 per common share for a period of 36 months following the closing date. The Company issued 932,307 common shares to settle $93,231 in accounts payable.

On June 9, 2023, the Company issued 1,910,700 common shares to the vendors of the assets of Sportsflare pursuant to the satisfaction of the Market Validation Milestone (see Note 7a) per the asset purchase agreement dated December 14, 2020, as amended September 24, 2021. $334,821 was reclassified from shares to be issued to share capital.

On June 9, 2023, the Company, in conjunction with the closing of the sale of Tiidal NZ, granted 2,500,000 restricted share units to the Company’s CEO, which immediately vested into 2,500,000 common shares of the Company. $200,000 was recorded in share-based payments and in share capital.

For the year ended October 31, 2023, the Company incurred $49,184 in share issuance costs for the subscription receipt financing and conversion to common shares and warrants.

30

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

a)	Issued (continued)

The Company issued common shares as described below for the year ended October 31, 2022:

On November 9, 2021, upon completion of the GTA RTO, the Company had the following transactions:

●	The Company converted subscription receipts (see Note 7a) that were previously issued for gross proceeds of $3,422,166 into units consisting of an aggregate of 6,844,331 common shares and 3,422,165 share purchase warrants. Subscription receipts with a fair value of $309,604 that were previously issued for financing charges in lieu of cash were converted into units which consisted of an aggregate of 346,890 common shares and 173,444 share purchase warrants. Each unit consists of one common share and one-half of a share purchase warrant. Each full warrant allows the holder to purchase an additional common share at an exercise price of $0.75 and expires on November 9, 2023.

●	The Company recorded $2,756,918 to share capital and $838,694 to reserves.

●	The Company incurred $136,158 in financing charges paid directly from the gross proceeds.

●	The Company issued 687,607 common shares and 343,800 share purchase warrants with an exercise price of $0.75 expiring on November 9, 2023, upon the conversion of outstanding convertible notes with a fair value of $270,961 into units consisting of one common share and one-half of a share purchase warrant. Each full warrant allows the holder to purchase an additional common share at an exercise price of $0.75 and expires on November 9, 2023.

●	The Company paid $30,000 to a shareholder dissenting to the GTA RTO transaction to cancel 191,070 common shares held by the dissenting shareholder.

●	The Company issued an aggregate of 4,203,540 common shares pursuant to the RSUs issued and vested upon completion of the GTA RTO. These common shares have an aggregate fair value of $4,203,540.

●	The Company issued 200,000 common shares to settle $100,000 in accounts payable. The estimated fair value of the common shares issued was $97,668. The gain on settlement of $2,332 was recognized in the consolidated statement of net income (loss) and comprehensive income (loss).

On January 7, 2022, an aggregate of 191,070 stock options of the Company with an exercise price of $0.16 per warrant were exercised in exchange for the settlement of $30,571 in accounts payable.

31

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

a)	Issued (continued)

On January 31, 2022, the Company issued 112,136 common shares with a fair value of $30,277 to settle $56,068 in debt. The Company recognized a gain of $25,791 on the debt settlement.

On June 1, 2022, the Company issued an aggregate of 500,000 common shares of the Company from the exercise of warrants of the Company with an exercise price of $0.16 per warrant. $51,750 was received in cash and $28,250 was paid through the settlement of accounts payable.

On June 7, 2022, the Company issued an aggregate of 125,000 common shares from the exercise of warrants of the Company with an exercise price of $0.16 per warrant for gross proceeds of $20,000.

On July 7, 2022, the Company issued an aggregate of 612,373 common shares from the exercise of warrants of the Company with an exercise price of $0.16 per warrant. $64,080 was received in cash and $33,900 was paid through the settlement of accounts payable.

On September 20, 2022, the Company closed a non-brokered private placement and issued an aggregate of 5,619,061 commons shares at $0.10 per share for gross proceeds of $561,905.

On October 11, 2022, the Company closed a non-brokered private placement and issued an aggregate of 1,311,550 common shares at $0.10 per share for gross proceeds of $133,155.

For the year ended October 31, 2022, the Company incurred $495,177 in share issuance costs consisting of legal, financing, and other fees for the subscription receipt financing and conversion to common shares and warrants.

b)	Stock options

The Company’s Stock Option Plan was approved by shareholders at the annual and special meeting held on September 26, 2008. The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Issuer, or any subsidiary of the Company, the option to purchase the common shares. Additionally, under the Stock Option Plan, the number of the common shares reserved for any one person may not exceed 5% of the outstanding common shares. The Board determines the price per common share and the number of common shares that may be allotted to each director, officer, employee and consultant and all other terms and conditions of the options, subject to the rules of the Exchange. The exercise price per common share set by the Board is subject to minimum pricing restrictions set by the Exchange. Stock Options may be exercisable for up to five years from the date of grant, but the Board has the discretion to grant options that are exercisable for a shorter period. Options under the Stock Option Plan are non-assignable.

32

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

b)	Stock options (continued)

If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant, the option shall be limited to the number of common shares purchasable by them immediately prior to the time of their cessation of office or employment and they shall have no right to purchase any other common shares. Stock Options must be exercised within 90 days of termination of employment or cessation of position with the Company, although if the cessation of office, directorship, consulting arrangement or employment was by reason of death or disability, the option must be exercised within one year, subject to the expiry date.

For the year ended October 31, 2023, the following activity occurred:

●	On February 5, 2023, 125,000 options granted that had been granted to employees of Lazarus were cancelled.

●	On June 9, 2023, 1,522,500 unvested revenue milestone options granted to employees of Tiidal NZ were forfeited in accordance with the sale of Tiidal NZ to Entain that closed.

For the year ended October 31, 2022, the following activity occurred:

●	On November 9, 2021, the Company granted an aggregate of 955,350 stock options to certain officers and employees of the Company. The stock options can be exercised at $0.39 per stock option and expire November 9, 2026. These stock options vest evenly over the next 24 months. At closing of the GTA RTO on November 9, 2021, the Company had an aggregate of 247,431 stock options outstanding. 532 out of these stock options expired on November 9, 2021. The remaining stock options have an expiry date ranging from August 30, 2022, to June 8, 2025.

●	On November 17, 2021, the Company granted an aggregate of 1,500,000 stock options to certain officers and employees of the Company. The stock options can be exercised at $0.50 per stock option and expire on November 17, 2026. The vesting terms of these stock options are as follows:

○	277,000 of total stock options vest in twelve monthly instalments.

○	1,223,000 of total stock options vest one-third on November 17, 2022, and the remaining stock options shall vest in twenty-four monthly instalments thereafter.

●	On January 4, 2022, the Company granted an aggregate of 4,400,000 stock options to certain officers, directors, employees, and consultants of the Company. The stock options can be exercised at $0.30 per stock option.

33

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

b)	Stock options (continued)

○	500,000 of the total stock options expire on November 17, 2026. One-third of the stock options shall vest on November 17, 2022, and the remaining stock options shall vest in twenty-four monthly instalments thereafter.

○	1,000,000 of the total stock options expire on November 17, 2026. The stock options shall vest in twelve equal monthly instalments.

○	1,500,000 stock options expire on January 4, 2027. One-half of the stock options shall vest on January 4, 2022 (“Grant Date”). The remaining half of the stock options shall vest equally on the first, second, and third anniversary of the Grant Date.

○	1,400,000 of total stock options expire on January 4, 202. The stock options shall vest in twenty-five equal monthly instalments beginning on January 4, 2022.

●	On March 1, 2022, the Company granted an aggregate of 185,000 stock options to certain employees of the Company. The stock options can be exercised at $0.30 per stock option and expire on March 1, 2027. 125,000 options vest evenly over three years from the grant date and 60,000 options vest as follows:

○	Ten percent (10%) of the stock options shall vest upon the Company generating an aggregate of $1,000,000 in total revenue between November 1, 2021 and the expiry date (“earning period”)

○	Fifteen percent (15%) of the stock options shall vest upon the Company generating an aggregate of $2,500,000 in total revenue during the earning period

○	Twenty-five percent (25%) of the stock options shall vest upon the Company generating $5,000,000 in total revenue during the earning period and

○	Fifty percent (50%) of the stock options shall vest upon the Company generating an aggregate of $10,000,000 in total revenue during the earning period.

The estimate made for determining the vesting schedule of these stock options is based on the October 31, 2022, total revenue extrapolated for one full year and a 15% growth rate per year.

34

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

b)	Stock options (continued)

●	On October 1, 2022, the Company granted an aggregate of 1,600,000 stock options to certain employees of the Company, which are exercisable within four years from the date of grant at an exercise price of $0.10 per stock option. The options vest in 24 equal monthly instalments. The options were valued on the date of issue using the Black-Scholes option pricing model with the following assumptions: dividend yield 0%, discount rate 3.39%, expected volatility of 150% and an expected life of four years. The value attributed to these stock options was $117,591.

For the years ended October 31, 2023, and 2022, the stock option activity is as follows:

	Number	Weighted Average Exercise Price
Outstanding, October 31, 2021	5,234,720	$0.19
Granted	8,887,778	$0.30
Exercised	(191,070)	($0.16)
Expired	(1,952)	($29.70)
Forfeited	(105,000)	($0.29)
Outstanding, October 31, 2022	13,824,476	$0.26
Expired	(1,463,919)	($0.33)
Forfeited	(7,108,787)	($0.27)
Outstanding, October 31, 2023	5,251,771	$0.22

At October 31, 2023, the following stock options were outstanding and exercisable, entitling the holders thereof the right to purchase one common share for each stock option held as follows:

Number Outstanding	Exercise Price	Expiry Date	Number Exercisable
457,971	$0.50	November 9, 2023	457,971
636,900	$0.39	November 9, 2026	636,900
1,950,000	$0.30	January 4, 2027	1,500,000
636,900	$0.16	April 1, 2029	636,900
1,470,000	$0.10	December 31, 2023	1,470,000
100,000	$0.10	October 1, 2026	100,000
5,251,771			4,801,771

35

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

b)	Stock options (continued)

As at October 31, 2023, the weighted average life of stock options outstanding was 2.31 years (October 31, 2022 – 4.62 years).

The estimated fair value of stock options granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the consolidated statement of loss and comprehensive loss over the vesting period of the stock options, with a corresponding increase to reserves. For the year ended October 31, 2023, $387,225 (October 31, 2022 - $2,268,154) was recorded as share-based payments for stock options and $nil (October 31, 2022 - $12,966) was recorded as deferred financing charges relating to compensation options, which was reclassified to share issuance costs on November 9, 2021, upon the completion of the GTA RTO (Note 7b) and related subscription receipt financing (Note 7a).

Stock options are granted at a price equal to or above the fair value of the common shares. The consideration received on the exercise of stock options is added to share capital at the time of exercise.

The fair value of the stock options granted was determined using the Black-Scholes option pricing model with the assumptions:

	October 31, 2023	October 31, 2022
Share price	n/a	$0.085 - $0.25
Exercise price	n/a	$0.10 - $0.50
Expected volatility	n/a	150%
Expected weighted average
stock option life	n/a	4.00 – 5.00 years
Expected dividend yield	n/a	—
Expected forfeiture rate	n/a	—
Risk-free interest rate	n/a	1.26% - 3.39%

36

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

c)	Warrants

For the years ended October 31, 2023 and 2022, the warrant activity is as follows:

	Number	Weighted Average Exercise Price
Outstanding, October 31, 2021	3,598,483	$0.16
Granted	10,953,010	$0.33
Exercised	(1,237,373)	$0.16
Outstanding, October 31, 2022	13,314,120	$0.33
Granted	2,961,907	$0.15
Expired	(2,361,110)	$0.16
Cancelled	(50,000)	$0.15
Outstanding, October 31, 2023	13,864,917	$0.32

At October 31, 2023, the following warrants were outstanding and exercisable, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number Outstanding	Exercise Price	Expiry Date	Number Exercisable
3,939,409	$0.75	November 9, 2023	3,939,409
5,597,051	$0.15	September 20, 2025	5,597,051
1,366,550	$0.15	October 12, 2025	1,366,550
2,961,907	$0.15	November 30, 2025	2,961,907
13,864,917			13,864,917

As at October 31, 2023, the weighted average life of warrants outstanding was 1.41 years (October 31, 2022 – 0.82 years).

The estimated fair value of warrants granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the consolidated statements of loss and comprehensive loss over the vesting period of the warrants, with a corresponding increase to reserves. For the year ended October 31, 2023, $nil (October 31, 2022 – $nil) was recorded as share-based payments for warrants. Warrants are issued at a price equal to or above the fair value of the common shares. The consideration received on the exercise of warrants is added to share capital at the time of exercise.

37

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

d)	Restricted Share Units (“RSU”)

On November 9, 2021, the remaining 764,280 RSUs vested of the original 1,273,000 RSUs granted on November 23, 2020. The Company issued an additional 3,184,500 RSUs with a fair value of $1,249,975. An aggregate of 4,203,540 of all RSUs were exercised upon the completion of the GTA RTO. See Note 7b. As at October 31, 2023, there were no RSUs issued and outstanding (October 31, 2022 – nil).

On June 9, 2023, the Company, in conjunction with the closing of the sale of Tiidal NZ, granted 2,500,000 at $0.08 per restricted share units to the Company’s CEO, which immediately vested into 2,500,000 common shares of the Company. See Note 14a and Note 15.

15.	Related Party Transactions

a)	Key management compensation

Key management consists of the officers and directors who have authority and are responsible for overseeing, planning, directing and controlling the activities of the Company.

For the years ended October 31, 2023, and 2022, the Company incurred charges with officers and directors recorded at their exchange amounts as agreed upon by transacting parties as follows:

	Year ended October 31, 2023	Year ended October 31, 2022
Management and director fees and salaries	$175,933	$167,200
Salaries included in general and administrative expenses in the Statements of Net Income (Loss) and Comprehensive Income (Loss)	374,593	603,509
Share-based payments	204,052	1,641,737
Restricted share units	200,000	—
	$954,579	$2,412,446

Share-based payments are the fair value of stock options granted to key management personnel as at the grant date.

For the years ended October 31, 2023, and 2022, key management personnel were not paid any post-employment benefits, termination benefits or any other long-term benefits.

As at October 31, 2023, included in trade and other receivables is $nil (October 31, 2022 - $2,552) owing to the Company from an officer of the Company.

As at October 31, 2023, included in accounts payable and other liabilities is $1,018 (October 31, 2022 – $101,717) in amounts payable to directors and officers of the Company. The amount is unsecured, non-interest bearing and due on demand.

38

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

16.	General and Administrative Expenses

General and administrative expenses consisted of the following:

	October 31, 2023	October 31, 2022
Office and miscellaneous	$54,188	$178,728
Salaries and benefits	291,174	521,822
Professional fees	355,627	455,302
Insurance and bank	41,989	10,728
	$742,978	$1,166,580

17.	Income (Loss) Per Share

The calculation of basic and diluted loss per share was based on the following data:

Weighted average number of shares – basic:	October 31, 2023	October 31, 2022
Issued common shares as at beginning of the period	80,231,301	56,368,831

Effect of common shares during the period	4,462,686	16,430,295
	84,693,987	72,799,126

Net income (loss) from continued operations	$(1,305,374)	$(5,163,064)
Net income (loss) from discontinued operations	$10,241,790	$(2,255,882)
Net income (loss) for the year	$8,936,416	$(7,418,946)
Net income (loss) per share – basic and diluted from continued operations	$(0.02)	$(0.07)
Net income (loss) per share – basic and diluted from discontinued operations	$0.12	$(0.03)
Net income (loss) per share basic and diluted	$0.10	$(0.10)

The basic income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. The diluted income (loss) per share reflects the potential dilution of common share equivalents, such as stock options and share purchase warrants, in the weighted average number of common shares outstanding during the period, if dilutive. There were no dilutive stock options or share purchase warrants during the year ended October 31, 2023.

39

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

18.	Supplemental Disclosures with Respect to Cash Flows

	2023	2022
Cash paid for interest	$—	$—
Fair value of shares issued for debt	—	181,817
Fair value of shares issued for convertible notes	—	271,195

19.	Segmented Reporting

Segmented information by operating segment is as follows for the years ended October 31, 2023, and 2022:

2023	Digital Entertainment	Betting Solutions	Total
Revenues	$2	$120,565	$120,567
Comprehensive income (loss)	(10,614)	10,252,404	10,241,790
Non-current Assets	—	—	—
Total Assets	—	—	—
Total Liabilities	—	—	—

2022	Digital Entertainment	Betting Solutions	Total
Revenues	$297,209	$60,650	$357,859
Comprehensive income (loss)	(313,189)	(1,942,693)	(2,255,882)
Non-current Assets	34,932	1,705,741	1,740,673
Total Assets	358,646	1,737,717	2,096,363
Total Liabilities	(684,756)	(478,238)	(1,162,994)

20.	Capital Management

The Company considers its capital structure to consist of shareholders’ equity, and government loan payable. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements as at October 31, 2023.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern (Note 2).

40

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

20.	Capital management (continued)

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management for the year ended October 31, 2023.

21.	Financial Instruments and Risk Management Fair values

Hierarchical levels, defined by IFRS 7 and directly related to the amount of subjectivity associated with inputs to fair valuation of these financial assets and liabilities, are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

•	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair values of the cash, trade and other receivables, short-term investments, accounts payable and other liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments.

Cash, and short-terms investments are recorded at fair value using level 1 inputs.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its trade receivables is equal to the carrying amount of those items.

The Company’s cash and short-term investment are held with major financial institutions and thus the exposure to credit risk on cash is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade and other receivables.

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of lifetime expected loss provision for all trade receivables. The loss allowance is based on the Company’s historical collection and loss experience and incorporates forward-looking factors, where appropriate. At October 31, 2023, the Company had recorded an expected credit loss of $nil (October 31, 2022 - $9,619).

41

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

21.	Financial Instruments and Risk Management - continued

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

Maturity analysis of liabilities which are due in the next twelve months can be summarized as follows:

	October 31, 2023	October 31, 2022
Accounts payable and other liabilities	$219,760	$984,740
	$219,760	$984,740

Foreign currency risk

Foreign currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s currency risk primarily arises from financial instruments denominated in US dollars that are held in entities with a Canadian dollar functional currency. Conversely for the Tiidal NZ subsidiary who has a NZ dollar functional currency, currency risk primarily arises from financial instruments denominated in Canadian dollars that are held in Tiidal NZ.

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, and accounts payable and other liabilities that are denominated in US dollars. Therefore, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an approximate $3,000 (October 31, 2022 - $3,000) respectively, in net income (loss).

Interest rate risk

The Company does not have any significant exposure as at October 31, 2023 and 2022 to interest rate risk through its financial instruments.

42

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

22.	Discontinued Operations

On December 1, 2022, the Company discontinued the operations and disposed of the remaining assets of Lazarus Esports Inc. (“Lazarus Esports”). As a result, Lazarus Esports was classified as discontinued operations in accordance with International Financial Reporting Standards relating to non-current assets held for sale and discontinued operations (“IFRS 5”).

Consolidated statements of income (loss) and comprehensive income (loss) from discontinued operations of Lazarus Esports for the years ended October 31, 2023, and 2022 are comprised of the following:

Lazarus Esports	October 31, 2023 $	October 31, 2022 $
Total revenue	2	297,209
Cost of goods sold	—	196,270
Gross Profit	2	100,939

Expenses
Advertising	67	50,786
General and administration	8,796	118,703
Player fees	—	213,514
Player management	—	32,185
Interest/accretion	—	—
Finance charges	1,766	—
Exchange gain/loss	(13)	(1,060)
Total expenses	10,616	414,128
Net loss from discontinued operations	(10,614)	(313,189)

Cash flows from discontinued operations of Lazarus for the years ended October 31, 2023, and 2022 are comprised of the following:

	October 31, 2023	October 31, 2022
Lazarus Esports	$	$
Cash flow provided by discontinued operations
Income (loss) from discontinued operations	(10,614)	(313,189)
Changes in non-cash working capital:
Accounts receivable	31,536	51,111
Prepaid expenses	682	(682)
Trade and other payables	(56,689)	42,863
Total cash used by discontinued operations	(35,085)	(219,897)
Change in net cash used in discontinued operations	(35,085)	(219,897)

43

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

22.	Discontinued Operations (continued)

On March 13, 2023, the Company announced that it and its wholly owned subsidiary, Tiidal Inc., have entered into a share sale and purchase agreement with Entain Holdings (UK) Limited (“Entain”), pursuant to which Tiidal Inc. will sell all of the shares of the Company’s operating subsidiary, Tiidal NZ, to Entain (“Tiidal NZ Sale”). Tiidal Inc. agreed to sell all of the issued and outstanding shares of Tiidal NZ to Entain for gross proceeds of $13,250,000 in cash (“Purchase Price”), subject to standard transaction adjustments. Pursuant to the Tiidal NZ Sale, the Purchase Price will be retained by Tiidal in a holding account for 180 days (the “Holding Period”). During the Holding Period, Tiidal may access the funds to satisfy any working capital adjustment or claims brought by Entain and may access up to 20% of the funds to pay reasonable costs related to the Tiidal NZ Sale. The sale of Tiidal NZ closed on June 9, 2023.

The Company classified the operations as held for sale in accordance with International Financial Reporting Standards relating to non-current assets held for sale and discontinued operations (“IFRS 5”) for the year ended October 31, 2023, and 2022.

Consolidated statements of income (loss) and comprehensive income (loss) from discontinued operations for the years ended October 31, 2023, and 2022 are comprised of the following:

Tiidal NZ	October 31, 2023 $	October 31, 2022 $
Total revenue	120,565	60,650
Cost of goods sold	—	—
Gross Profit	120,565	60,650

Expenses
Advertising	7,704	41,672
General and administration	1,284,769	1,642,624
Amortization	50,656	199,264
Depreciation	14,687	53,971
Travel	15,337	34,641
Consulting	—	4,114
Finance charges	42,130	23,555
Exchange gain/loss	5,696	3,502
Total expenses	1,420,979	2,003,343
Net loss before gain on sale and foreign currency translation adjustment	(1,300,414)	(1,942,693)
Gain on sale of Tiidal NZ	11,656,124	—
Foreign currency translation adjustment	(103,306)	—
Net income (loss) from discontinued operations	10,252,404	(1,942,693)

44

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

22.	Discontinued Operations (continued)

Cash flows from discontinued operations for the year ended October 31, 2023, and 2022 are comprised of the following:

Tiidal NZ	October 31, 2023 $	October 31, 2022 $
Cash flow provided by discontinued operations
Income (loss) from discontinued operations	10,252,404	(1,942,693)
Depreciation	13,760	53,971
Amortization on intangibles	50,471	199,264
Accretion expense	32,479	24,785
Foreign exchange	(6,682)	—
Cash for deferred revenue	6,094	—
Gain on sale	(11,656,124)	—
Foreign currency translation	(103,773)	—
Changes in non-cash working capital:
Accounts receivable	(8,513)	(6,768)
Prepaid expenses	6,857	(17,715)
Trade and other payables	(159,199)	185,023
Change in net cash used in discontinued operations	(1,572,226)	(1,504,133)

Cash flow used in investing activities
Acquisition of property and equipment	(6,960)	(16,106)
Cash flow used in investing activities from discontinued operations	(6,960)	(16,106)

Cash flow provided by financing activities
Lease payments	(25,961)	(87,075)
Cash from interco transactions	986	—
Proceeds from loan payable	1,398,190	—
Net cash provided by financing activities in discontinued operations	1,373,215	(87,075)

A reconciliation of the gain on the sale of Tiidal NZ to Entain is as follows:

Gross proceeds	$13,250,000
Working capital adjustments	(1,002,518)
Foreign exchange loss	(60,357)
Net proceeds received	$12,187,125
Less: net carrying value of Tiidal NZ assets held for sale as at June 8, 2023	(215,662)
Less: final working capital adjustment	(118,797)
Less: legal fees	(196,542)
Gain on sale of Tiidal NZ	$11,656,124

45

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

23.	Income taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2022 – 26.5%) to the effective tax rate is as follows:

	2023	2022
Net loss from continuing operations	$(1,305,374)	$(5,163,064)
Expected income tax (recovery) expense	(345,920)	(1,368,212)
Effect of RTO transaction	—	(1,365,570)
Share-based payments and other non-deductible expenses	153,800	660,300
Listing expense	—	325,430
Share issuance cost booked directly to equity	(13,030)	(187,220)
Tiidal NZ sale	1,573,000	—
Difference in tax rates	—	(28,060)
Change in tax benefits not recognized	(1,367,850)	1,963,332
Total income tax (recovery)	$—	$—

The following table summarizes the components of deferred tax:

	2023	2022
Deferred tax assets
Operating tax losses carried forward	$5,500	$6,610
	5,500	6,610

Deferred tax liabilities
CEBA loan	$(5,500)	$(6,610)
	(5,500)	(6,610)
Net deferred tax liability	$—	$—

Deferred tax assets and liabilities have been offset where they relate to income tax levied by the same taxation authority and the Company has the legal right to offset.

Unrecognized deferred tax assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assts have not been recognized in respect of the following deductible temporary differences:

	2023	2022
Equipment	$121,270	$116,190
Intangible assets	627,140	594,660
Share issuance costs	668,060	400,650
Operating tax losses carried forward	6,831,270	5,889,536
Operating tax losses carried forward - USA	32,390	15,882
	$8,280,130	$7,056,918

46

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

23.	Income Taxes - continued

The Canadian operating tax loss carry forwards expire as noted in the table below. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company’s Canadian operating tax losses expire as follows:

2027	$180
2028	58,930
2029	86,330
2030	76,060
2031	260,600
2032	623,530
2033	838,410
2034	753,650
2035	636,460
2036	584,450
2037	395,630
2038	424,980
2039	317,860
2040	88,720
2041	88,810
2042	853,560
2043	743,110
$6,831,270

24.	Subsequent Events

On November 2, 2023, the Company announced that, further to its previously communicated release on October 30, 2023, it has launched its substantial issuer bid, pursuant to which the Company will offer to purchase for cancellation all of its issued and outstanding common shares, being 87,603,908 for aggregate cash consideration of up to $10,731,479 or $0.1225 per share.

On December 15, 2023, the Company announced that it has taken up and purchased for cancellation an aggregate of 83,256,650 common shares of the Company at a price of $0.1225 per share pursuant to it substantial issuer bid. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding number of shares.

On December 15, 2023, the Company announced cancellation of 1,570,000 options of the Company that had an exercise price of $0.10 per Share for consideration of $0.0225 per in-the-money-option, representing the difference between the exercise price of the in-the-money options and the purchase price under the offer for aggregate consideration equal to approximately $35,325.

47

Schedule “B”

Financial Statements of Bitzero

BITZERO BLOCKCHAIN INC.

Interim Condensed Consolidated Financial Statements
For the three and nine-month

periods ended June 30, 2025 and 2024
(expressed in United States Dollars, unless otherwise stated)

Table of contents	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN
For the three and nine-month periods ended June 30, 2025 and 2024	INC.
(Unaudited)

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss	3

Interim Condensed Consolidated Statements of Financial Position	4

Interim Condensed Consolidated Statements of Changes in Shareholder’s Equity	5

Interim Condensed Consolidated Statements of Cash Flows	6

Notes to the Interim Condensed Consolidated Financial Statements	7-29

Interim condensed consolidated statement of loss and	BITZERO
comprehensive loss	BLOCKCHAIN
(Expressed in United States Dollars, unless otherwise noted)	INC.
For the three and nine-month periods ended June 30, 2025 and 2024
(Unaudited)

	Note	For the 3 months ended 30-Jun-25	For the 9 months ended 30-Jun-25	For the 3 months ended 30-Jun-24	For the 9 months ended 30-Jun-24
		$	$	$	$
Revenue from digital assets mined	6	6,433,870	17,441,919	2,824,696	10,599,418
Revenue from hosting and maintenance services	6	—	1,061	1,622,785	3,379,706
Direct costs	7	(6,926,572)	(18,986,041)	(6,567,755)	(18,272,204)
		(492,702)	(1,543,061)	(2,120,274)	(4,293,080)

Administrative expenses	8	1,037,486	3,363,837	1,154,894	2,413,392
Marketing expenses		101,772	564,840	8,918	29,068
Finance costs	9	638,733	908,153	99,224	483,767
		1,777,991	4,836,830	1,263,036	2,926,227

Operating loss before other items		(2,270,693)	(6,379,891)	(3,383,310)	(7,219,307)

Share-based expenses	10, 17	5,700,000	10,200,000	1,346,300	1,531,747
Foreign exchange loss (gain)		181,342	1,588,046	(424,919)	(1,303,471)
Realized gain on sale of digital currency	11	(440,836)	(1,563,534)	—	—
Loss (gain) on contract settlement	18, 19	—	(1,932,048)	—	134,977
Provision for contract settlement	19	—	—	—	271,804
		5,440,506	8,292,464	921,381	635,057

Income (loss) before income taxes		(7,711,199)	(14,672,355)	(4,304,691)	(7,854,364)

Income tax		—	—	—	—

Net income (loss)		(7,711,199)	(14,672,355)	(4,304,691)	(7,854,364)

Loss (gain) on translation of foreign operations		93,429	(107,963)	—	(172,544)
Revaluation losses (gains) on digital currency	11	260,913	(745,742)	—	(1,589)
		354,342	(853,705)	—	(174,133)

Total comprehensive income (loss)		(8,065,541)	(13,818,650)	(4,304,691)	(7,680,231)

Loss per share
Basic	13	(0.02)	(0.04)	(0.01)	(0.03)
Diluted	13	(0.02)	(0.04)	(0.01)	(0.03)

Interim condensed consolidated statement of financial position
(Expressed in United States Dollars, unless otherwise noted)
For the three and nine-month periods ended June 30, 2025 and 2024
(Unaudited)	BITZERO BLOCKCHAIN INC.

		June 30,	September 30,
		2025	2024
	Note	(Unaudited)	(Audited)
		$	$
ASSETS
Non-current
Property, plant and equipment	15	20,362,134	17,139,612
Construction in progress	15	3,117,987	5,100,145
Right-of-use assets	16	—	936,659
Prepaids and deposits, non-current portion		1,637,496	1,513,680
		25,117,617	24,690,096
Current
Indirect taxes recoverable	14	891,091	402,312
Prepaids and deposits		733,875	70,757
Accounts receivable	19	55,783	1,509,325
Digital currency	11	2,180,273	2,490,936
Cash and cash equivalents		228,011	687,226
		4,089,033	5,160,556

TOTAL ASSETS		29,206,650	29,850,652

EQUITY AND LIABILITIES
Equity
Share capital	20	94,467,272	81,662,446
Contributed surplus		12,540,775	8,193,421
Debenture reserve	18(c)	54,733	54,733
Accumulated other comprehensive loss		(10,200,379)	(11,054,084)
Accumulated losses		(79,703,841)	(65,031,486)
Total equity		17,158,560	13,825,030

Non-current liabilities
Settlement liability, non-current portion		1,511,783	3,038,387
Lease liability, non-current portion	18(b)	—	121,512
		1,511,783	3,159,899
Current liabilities
Accounts and other payables	18(a)	6,706,344	7,678,186
Liability to issue common shares		400,000	—
Contingent consideration payable	12	1,760,547	1,760,547
Lease liability, current portion	18(b)	—	1,996,027
Related party advances	17	148,571	66,950
Convertible debentures	18(c)	1,520,845	1,364,013
		10,536,307	12,865,723

Total liabilities		12,048,090	16,025,622

TOTAL EQUITY AND LIABILITIES		29,206,650	29,850,652

APPROVED ON BEHALF OF THE BOARD

Mohammed Salah S. Bakhashwain

Interim condensed consolidated statement of changes in shareholder’s equity	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN
For the three and nine-month periods ended June 30, 2025 and 2024	INC.
(Unaudited)

	Note	Share capital	Contributed surplus	Debenture reserve	Accumulated other comp-rehensive income (loss)	Accumulated losses	Total equity
		$	$	$	$	$	$

Balance, at September 30, 2023		76,931,052	7,845,594	54,733	(8,562,483)	(53,752,837)	22,516,059
Share based expenses	10	—	1,531,747	—	—	—	1,531,747
Total comprehensive loss for the year		—	—	—	(174,133)	(7,854,364)	(8,028,497)
Balance at June 30, 2024		76,931,052	9,377,341	54,733	(8,736,616)	(61,607,201)	16,019,309

Balance, at September 30, 2024		81,662,446	8,193,421	54,733	(11,054,084)	(65,031,486)	13,825,030
Share based expenses	10, 17	—	10,200,000	—	—	—	10,200,000
Exercised stock options	10, 20	794,335	(695,155)	—	—	—	99,180
Exercised RSUs	10, 20	5,157,491	(5,157,491)	—	—	—	—
Issuance of advisory shares	20	150,000	—	—	—	—	150,000
Subscriptions	20	6,703,000	—	—	—	—	6,703,000
Total comprehensive loss for the year		—	—	—	853,705	(14,672,355)	(13,818,650)
Balance, at June 30, 2025		94,467,272	12,540,775	54,733	(10,200,379)	(79,703,841)	17,158,560

Interim condensed consolidated statement of cash flows	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN
For the three and nine-month periods ended June 30, 2025 and 2024	INC.
(Unaudited)

	For the 3	For the 9	For the 3	For the 9
	months ended	months ended	months ended	months ended
	30-Jun-25	30-Jun-25	30-Jun-24	30-Jun-24
	$	$	$	$
CASH FROM OPERATING ACTIVITIES
Net loss for the year before tax	(7,711,199)	(14,672,355)	(4,304,691)	(7,854,364)
Adjustment for non-cash items:
Share-based expenses	5,700,000	10,200,000	1,346,300	1,531,747
Revaluation gains (losses) on digital currency	(260,913)	745,742	—	1,589
Amortization of the right-of-use-asset	—	214,642	259,023	777,070
Depreciation of property, plant and equipment	2,822,201	8,937,872	2,883,997	8,651,991
Interest on lease liabilities	—	72,172	84,303	346,028
Interest on settlement due	238,253	329,084	—	—
Interest on loans and other payables	397,899	503,418	15,815	136,115
Payment of non-cash considerations	—	150,000	—	—
Gain on contract settlement	—	(1,932,048)	—	134,977
Provision for contract settlement	—	—	—	271,804
Operating cash flow before changes in working capital	1,186,241	4,548,527	284,747	3,996,957

Adjustment for working capital:
Indirect taxes recoverable	(477,663)	(488,779)	1,187,195	34,482
Prepaids and deposits	771,385	(786,934)	3,913,335	(552,913)
Accounts receivable	2,298,651	1,453,542	(5,145,561)	(1,700,129)
Digital currencies	(7,069,313)	(18,497,149)	(3,647,479)	(11,850,578)
Settlement liability	(450,000)	(908,000)	—	—
Accounts and other payables	(945,522)	(63,842)	4,188,758	4,614,775
Liability to issue common shares	400,000	400,000	—	—
Interest payable	73,055	156,832	—	—
	(4,213,166)	(14,185,803)	780,995	(5,457,406)

CASH (USED IN) FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(4,376,793)	(12,452,242)	(2,994,406)	(4,311,206)
Proceeds on sale of digital assets	6,029,010	18,807,812	2,824,696	10,599,418
	1,652,217	6,355,570	(169,710)	6,288,212
CASH (USED IN) FROM FINANCING ACTIVITIES
Lease liabilities	—	(30,172)	(171,435)	(514,305)
Issuance of common shares	99,180	6,802,180	—	—
Related party loans received (repaid)	(61,284)	81,621	—	—
	37,896	6,853,629	(171,435)	(514,305)

Net change in cash and equivalents	(2,523,053)	(976,604)	439,850	316,501

Cash and cash equivalents, beginning of year	2,106,602	687,226	1,093,037	1,315,707
Effects of exchange rate changes on cash and cash equivalents	644,462	517,389	(538,226)	(637,547)
Cash and cash equivalents, end of year	228,011	228,011	994,661	994,661

Supplementary information
Interest paid	343,071	346,433	—	402
Acquisition of equipment as part of settlement	—	678,137	—	—

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

1.	GENERAL INFORMATION

Bitzero Blockchain Inc. (the “Company” or “Bitzero”), was incorporated under the laws of the Province of British Columbia on April 16, 2021. The Company’s registered office is located at 925-1000 Cathedral Place, West Georgia Street, Vancouver, British Columbia V6C 3L2 Canada.

Bitzero has cryptocurrency mining activities in Norway, solely focused on the mining of Bitcoin. The business of Bitcoin mining focuses on the utilization of specialized equipment to solve complex computational problems to validate transactions on the Bitcoin blockchain and receiving Bitcoin in return for successful services.

These mining activities are conducted by Exanorth AS (“Exanorth”), a Norwegian limited liability entity controlled by Bitzero Blockchain Inc., which holds a data center in Norway (the “Data Center”) for the provision of data processing services for the mining of digital currency.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These interim condensed consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2024. These interim condensed consolidated financial statements were approved by the Board of Directors on November 16, 2025.

(b)	Going concern

These interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The realizable values may be substantially different from their carrying values, as shown in these interim condensed consolidated financial statements. These interim condensed consolidated financial statements do not affect adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

As at June 30, 2025, the Company had an accumulated deficit of $79,703,841 (2024 – $65,581,909). The Company has not yet been able to generate positive cash flows from operations. Whether and when the Company can generate sufficient cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain.

To address the going concern risk, the Company continues to seek equity financing alternatives to support ongoing operations, monitor general and administrative expenses compared to budget, and optimize its operating processes.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

2.	BASIS OF PREPARATION (CONT’D)

(c)	Basis of consolidation

These interim condensed consolidated financial statements include the accounts of the Company and subsidiaries. Subsidiaries are entities controlled by the Company. The financial transactions of subsidiaries are included in the interim condensed consolidated financial statements from the date control is obtained. Control occurs when the Company is exposed to, or has the right to, variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Intercompany balances, transactions, income, and expense are eliminated and gains or losses on intercompany transactions are eliminated. Where the Company does not own 100% of the subsidiary or associate, non-controlling interest is classified as a component of equity. The accounting policies of subsidiaries are the same as those of the Company.

Subsidiary	Ownership at 30-Jun-25	Ownership at 30-Sep-24	Country of incorporation
Exanorth AS	100%	100%	Norway
Bitzero Inc.	100%	100%	Barbados
Bitzero ND I	100%	100%	United States
Bitzero ND II	100%	100%	United States
Ahold XVIII Oy	100%	0%	Finland

(d)	Presentation and functional currency

These interim condensed consolidated financial statements are presented in United States Dollars (“$”), which is the Company’s functional currency. The functional currency of all subsidiaries is the United States Dollar except for Exanorth AS, whose functional currency is the Norwegian Krone (“kr”).

3.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	New and revised IFRS Accounting Standards in issue but not yet effective

At the date of authorisation of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective and had not yet been adopted by the IASB:

IFRS 18: Presentation and Disclosure in Financial Statements

IFRS 18 is a comprehensive new standard on presentation and disclosure that will modify the structure and content of the primary consolidated financial statements and related notes. It is expected to affect presentation and disaggregation, including new defined subtotals in the statement of profit or loss.

Application for IFRS 18 is required for annual reporting periods beginning on or after January 1, 2027. The Company does not intend to early apply IFRS 18 and plans to apply it starting on October 1, 2027.

The directors do not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Company in future periods.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

4.	OPERATING SEGMENTS

In measuring its performance, the Company does not distinguish or group its operations on a geographical or any other basis and accordingly has a single reportable operating segment. Management has applied judgment by aggregating its operating segments into one single reportable segment for disclosure purposes. Such judgment considers the nature of the operations and an expectation of operating segments within a reportable segment with similar long-term economic characteristics.

The Company’s Chief Executive Officer is the chief operating decision-maker and regularly reviews the Company’s operations and performance on an aggregate basis. The Company does not have any significant customers or any significant groups of customers.

The Company presents one reportable operating segment as the entirety of the Company’s non-current assets are domiciled in Norway and the entirety of the Company’s revenue is generated from its operations in Norway. While non-operating liabilities and equity financing activities are primarily located in North America, this geographic distinction does not alter the conclusion that the Company has a single reportable segment.

5.	REVENUE

The Company derives its revenue from contracts with customers for the transfer of services. The provision of digital asset mining services as well as hosting services to third parties are recognized over time.

The Company’s hosting revenue is exclusively derived from two customers in 2024. The reliance on these two customers for all hosting revenue creates a concentration risk. Any material change in the business relationship with these customers, including a significant reduction or loss of revenue, could have a material adverse effect on the Company’s operating results and cash flows.

6.	DIRECT COSTS

	For the 3	For the 9	For the 3	For the 9
	months ended	months ended	months ended	months ended
	30-Jun-25	30-Jun-25	30-Jun-24	30-Jun-24
	$	$	$	$

Depreciation of tangible assets	2,822,201	8,937,872	2,883,997	8,651,991
Utilities	3,916,279	9,044,441	3,133,349	7,997,399
Amortization of right-of-use assets	—	214,642	259,023	777,070
Remote monitoring and support services	77,045	453,448	134,147	400,318
Salaries and wages	74,462	230,888	42,292	127,405
Small equipment rental	36,585	104,750	114,947	317,818
Mining operations	—	—	—	203
	6,926,572	18,986,041	6,567,755	18,272,204

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

7.	ADMINISTRATIVE EXPENSES

	For the 3	For the 9	For the 3	For the 9
	months ended	months ended	months ended	months ended
	30-Jun-25	30-Jun-25	30-Jun-24	30-Jun-24
	$	$	$	$

Legal fees	588,895	1,562,368	286,787	989,581
Professional fees	149,702	327,868	578,510	1,201,892
Consulting fees	172,236	1,113,041	172,484	(585)
Travel	21,497	109,639	60,976	84,775
Subcontracts	21,744	63,736	21,029	62,748
Insurance	20,623	59,361	19,818	53,908
Occupancy costs	53,551	95,646	10,136	32,636
Office and general	9,238	32,178	3,134	10,680
Settlements and penalties	—	—	2,020	(22,243)
	1,037,486	3,363,837	1,154,894	2,413,392

8.	FINANCE COSTS

	For the 3	For the 9	For the 3	For the 9
	months ended	months ended	months ended	months ended
	30-Jun-25	30-Jun-25	30-Jun-24	30-Jun-24
	$	$	$	$

Interest on lease liabilities	—	72,172	84,303	346,028
Interest on settlement due	238,253	329,084	—	—
Interest on loans and other payables	397,899	503,418	15,815	136,115
Bank charges	3,091	8,097	1,993	12,584
Finance income	(510)	(4,618)	(2,887)	(10,960)
	638,733	908,153	99,224	483,767

9.	SHARE-BASED EXPENSES

	For the 3 months	For the 9 months	For the 3 months	For the 9 months
	ended	ended	ended	ended
	30-Jun-25	30-Jun-25	30-Jun-24	30-Jun-24
	$	$	$	$

Restricted stock units issued	5,700,000	10,200,000	1,160,853	1,160,853
Stock options issued	—	—	185,447	370,894
	5,700,000	10,200,000	1,346,300	1,531,747

(a)	Restricted stock units

The 2022 Restricted Share Unit Plan (the “RSU Plan”) allows the Company to award restricted share units to officers, employees, directors and consultants of the Company upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee.

The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

9.	SHARE-BASED EXPENSES (CONT’D)

(a)	Restricted stock units (cont’d)

Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the Board. The RSUs are recognized as share-based compensation expense over the vesting period which is the lesser of: (i) the occurrence of one of the pre-defined liquidity events in the RSU notice, and (ii) 5 years after the grant date.

A continuity of RSUs is as follows:
	RSUs Granted	RSUs Vested	Amount
	#	#	$
September 30, 2023	7,000,000	9,071,233	6,432,493
Issued	49,975,200	—	10,941,233
Vested	—	25,879,100	—
Exercised	(22,379,100)	(22,379,100)	(4,531,394)
September 30, 2024	34,596,100	12,571,233	12,842,332
Issued	56,550,000	—	10,755,000
Vested	—	54,500,000	—
Exercised	(25,500,000)	(25,500,000)	(10,200,000)
June 30, 2025	65,646,100	41,571,233	13,397,332

During the period ended June 30, 2025, share-based compensation expense for the Company’s RSUs was $10,200,000 (2024 - $4,531,394). The fair value of each share-based payment transactions was estimated on the date of the grant, based on the present value of the present value of the underlying equity, discounted for lack of marketability and modelling of the restriction period, using the following weighted-average assumptions:

	Jan 31, 2025	Feb 10, 2025	29-Jun-25

Estimated stock price at time of grant	$0.20	$0.20	$0.20
Number of periods to exercise, in years	—	—	—
Compounded risk-free rate	2.69%	n/a	n/a
Dividend yield	0.00%	0.00%	0.00%
Exercise price	$—	$—	$—
Volatility	115%	115%	115%
Discount for lack of marketability	12.17%	0.00%	0.00%

As at June 30, 2025 a total of 41,571,233 (2024- 12,571,233) RSUs had vested.

10.	DIGITAL CURRENCY

The Company holds digital currencies, consisting of Bitcoin cryptocurrency, which are accounted for as intangible assets with an indefinite useful life in accordance with IAS 38. The digital currencies are initially recognized at cost and subsequently measured at fair value.

The Company revalues its digital currencies at the end of each reporting period based on their fair value.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

10.	DIGITAL CURRENCY (CONT’D)

The fair value is determined using the quoted price in an active market at the reporting date. Any revaluation gain or loss arising from changes in the fair value is recognized in the consolidated statements of loss and comprehensive loss.

The table below reconciles the opening and ending balances of digital assets in USD:

	Coins	Amount
	#	$

Balance, as at September 30, 2023	3.66	90,358

Cryptocurrency mined, net of pool mining fees	293.65	15,607,000
Sold	(259.30)	(13,416,797)
Other	—	(10,663)
Realized loss	—	(19,640)
Revaluation gain	—	240,678
Balance, as at September 30, 2024	38.01	2,490,936

Cryptocurrency mined, net of pool mining fees	199.13	17,441,921
Sold	(204.00)	(18,807,812)
Other	(11.97)	(1,254,048)
Realized gain	—	1,563,534
Revaluation gain	—	745,742
Balance, as at June 30, 2025	21.17	2,180,273

In December 2024, the Company received a loan of $917,075 (BTC equivalent - 9.21). In June 2025, the Company repaid the principal amount along with interest of $336,973 totalling to $1,254,048 (BTC equivalent - 11.97).

11.	ACQUISITIONS

(a)	Exanorth AS

On August 6, 2021, the Company entered into an arrangement with a third party to acquire call options on the issued and outstanding shares of Exanorth AS, along with various rights to lease real estate property on which Exanorth AS conducted its operations, for aggregate consideration of $12,556,913. The Company used the Black-Scholes option pricing model to determine the fair value of the call options as follows: exercise prices of €15,504 to €65,804 (15,192 USD to 64,481 USD) per share; the expected volatility of its common shares was set at 20 to 42% using historical volatility of comparable public companies; the risk-free interest rate was set at -0.04 to 0.54% based on the yield available on government benchmark bonds; the expected life was set at 1.1577 to 1.1761 years; and the dividend yield was set at 0%.

Call options on 66% of Exanorth AS were exercised in conjunction with a Share Purchase Agreement and its subsequent amendments dated October 22, 2021 and included transfers of common shares of the Company, deferred cash consideration, settlement of pre-existing loans, and transaction costs, totaling $8,457,415 in aggregate fair market value.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

11.	ACQUISITIONS (CONT’D)

(a)	Exanorth AS (cont’d)

The remaining 34% was acquired by way of execution of a call option on the remaining 102 shares in Exanorth AS on October 29, 2021 which required the Company to pay $2,547,160 prior to February 25, 2022. Considering the short amount of time before execution of the option and the payment of consideration, no discount was applied.

As part of consideration in the acquisition of the 34%, contingent consideration, dependent on future performance of the Company in the public market, was included and presented as a liability. As the contingent consideration would only result in additional cash consideration to be paid in such an event, management concluded that the acquisition of Exanorth AS had completed.

Its fair value was determined to be $1,552,338 based on a third-party valuation report along with management’s best estimate of the likelihood of occurrence of said future performance at the reporting date. The contingent consideration was subsequently revalued to $1,760,547 resulting in a gain of $139,453.

As at September 30, 2024, there has been no further change to the fair value of the contingent consideration, as there have been no changes in the underlying circumstances affecting management’s previous estimate of fair value.

(b)	Ahold XVIII Oy

On January 23, 2025, the Company purchased 100 shares of Ahold XVIII Oy, domiciled in Finland, representing 100% of issued share capital of the acquiree. The Company’s intent is to expand its operations into Finland at a later date.

12.	LOSS PER SHARE

	For the 3 months	For the 9 months	For the 3 months	For the 9 months
	ended	ended	ended	ended
	30-Jun-25	30-Jun-25	30-Jun-24	30-Jun-24
	$	$
Basic net loss per share
Numerator
Net loss attributable to shareholders	(7,711,199)	(14,672,355)	(4,304,691)	(7,854,364)
Denominator
Weighted-average common shares outstanding	394,688,467	375,254,645	311,582,563	310,246,797
Basic net loss per share attributable to shareholders	(0.02)	(0.04)	(0.01)	(0.03)
Diluted net loss per share attributable to shareholders	(0.02)	(0.04)	(0.01)	(0.03)

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

13.	INDIRECT TAXES RECOVERABLE

Indirect taxes recoverable consists of all accounts tracking value-added taxes payable and recoverable

	June 30, 2025	September 30, 2024
	$	$

VAT recoverable	717,184	301,188
GST/HST recoverable	185,410	106,571
Advance tax withholding	(11,503)	(5,447)
	891,091	402,312

The VAT recoverable was derived from the business operations of Exanorth. The GST/HST recoverable is derived from the portion of sales taxes paid by Bitzero Blockchain Inc. that are eligible for recovery in connection with its role as a management company providing services to the Company during the periods ended June 30, 2025 and 2024.

Notes to the consolidated financial statements	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise stated)	June 30, 2025

14.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as at June 30, 2025 is as follows:

	Land	Buildings	Private utilities	Technology infrastructure	Mining equipment	Subtotal	Construction-in- progress	Total
	$	$	$	$	$	$	$	$
COST
Balance, September 30, 2023	447,692	1,390,106	8,706,048	1,144,525	32,570,577	44,258,948	1,217,550	45,476,498
Additions	4,443	9,193	796,870	11,697	3,496,605	4,318,808	3,961,936	8,280,744
Translation adjustments and reclassifications	(135)	(280)	(24,268)	(356)	(106,485)	(131,524)	(79,341)	(210,865)
Balance, September 30, 2024	452,000	1,399,019	9,478,650	1,155,866	35,960,697	48,446,232	5,100,145	53,546,377
Additions	170,096	44,475	1,990,333	21,184	12,886,449	15,112,537	(1,982,158)	13,130,379
Balance, June 30, 2025	622,096	1,443,494	11,468,983	1,177,050	48,847,146	63,558,769	3,117,987	66,676,756
ACCUMULATED AMORTIZATION
Balance, September 30, 2023	—	428,588	606,995	48,893	16,192,418	17,276,894	—	17,276,894
Additions	—	146,765	727,183	77,085	10,651,819	11,602,852	—	11,602,852
Balance, September 30, 2024	—	575,353	1,334,178	125,978	26,844,237	28,879,746	—	28,879,746
Additions	—	123,541	636,960	14,536	11,114,979	11,890,016	—	11,890,016
Balance, June 30, 2025	—	698,894	1,971,138	140,514	37,959,216	40,769,762	—	40,769,762
ACCUMULATED IMPAIRMENT
Balance, September 30, 2023	—	60	217,698	7,835	2,201,281	2,426,874	—	2,426,874
Additions	—	—	—	—	—	—	—	—
Balance, September 30, 2024	—	60	217,698	7,835	2,201,281	2,426,874	—	2,426,874
Additions	—	—	—	—	—	—	—	—
Balance, June 30, 2025	—	60	217,698	7,835	2,201,281	2,426,874	—	2,426,874
NET BOOK VALUE
Balance, September 30, 2023	447,692	961,458	7,881,355	1,087,797	14,176,878	24,555,180	1,217,550	25,772,730
Balance, September 30, 2024	452,000	823,606	7,926,774	1,022,053	6,915,179	17,139,612	5,100,145	22,239,757
Balance, June 30, 2025	622,096	744,540	9,280,147	1,028,701	8,686,649	20,362,133	3,117,987	23,480,120

Note (a)	Included in the additions are miners and other assets amounting to $678,138 (2024 - $119,000) received from one of the customers as per the settlement agreement. Refer to Note 18.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

15.	RIGHT-OF-USE ASSETS

Exanorth AS previously held a right-of-use asset arises from a contract to lease equipment to be deployed and utilized at the data mining center. This right-of-use asset was depreciated using straight-line method from the commencement date of the lease to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term, which is 34 months. This lease was cancelled as part of the settlement agreement with the customer during the period ended June 30, 2025.

The Company’s right-of-use assets also includes office leases entered into by Bitzero ND I, LLC and Bitzero ND II, LLC. These office leases are for the North Dakota office space locations which have been leased for a period of 60 months. The lease for Bitzero ND II, LLC was cancelled during the year ended September 30, 2024. The lease for Bitzero ND I LLC was cancelled during the period ended June 30, 2025.

The following tables summarize the Company’s right-of-use assets:

2025	Opening balance	Additions (dispositions)	Closing balance
	$	$	$
COST
Transformer housing and container for Exanorth	2,692,488	(2,692,488)	—
Office space for ND I	289,133	(289,133)	—
	2,981,621	(2,981,621)	—
ACCUMULATED AMORTIZATION
Transformer housing and container for Exanorth	1,926,745	(1,926,745)	—
Office space for ND I	118,217	(118,217)	—
	2,044,962	(2,044,962)	—
NET BOOK VALUE
Transformer housing and container for Exanorth	765,743	(765,743)	—
Office space for ND I	170,916	(170,916)	—
	936,659	(936,659)	—

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

15.	RIGHT-OF-USE ASSETS (CONT’D)

	Opening	Additions	Closing
2024	balance	(dispositions)	balance
	$	$	$
COST
Transformer housing and container for Exanorth	2,692,488	—	2,692,488
Office space for ND I	289,133	—	289,133
Office space for ND II	262,632	(262,632)	—
	3,244,253	(262,632)	2,981,621
ACCUMULATED AMORTIZATION
Transformer housing and container for Exanorth	1,015,343	911,402	1,926,745
Office space for ND I	60,391	57,826	118,217
Office space for ND II	61,280	(61,280)	—
	1,137,014	907,948	2,044,962
NET BOOK VALUE
Transformer housing and container for Exanorth	1,677,145	(911,402)	765,743
Office space for ND I	228,742	(57,826)	170,916
Office space for ND II	201,352	(201,352)	—
	2,107,239	(1,170,580)	936,659

16.	RELATED PARTY DISCLOSURES

(a)	Key management personnel transactions

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly, and includes Chief Executive Officer, Chief Financial Officer, Chief Technical Officer. Amounts owing to related parties consists of amounts due to key management.

During the periods ended June 30, 2025 and 2024, key management personnel compensation consisted of short-term and long-term benefits and remuneration, and was classified as follows:

	For the 3 months ended 30-Jun-25	For the 9 months ended 30-Jun-25	For the 3 months ended 30-Jun-24	For the 9 months ended 30-Jun-24
	$	$	$	$
Compensation paid to key management	172,236	1,113,041	172,484	461,759
Share-based payments	5,700,000	10,200,000	1,346,300	1,531,747
	5,872,236	11,313,041	1,518,784	1,993,506

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

16.	RELATED PARTY DISCLOSURES (CONT’D)

(a)	Key management personnel transactions (cont’d)

As of June 30, 2025 and September 30, 2024, amounts due to related parties consisted of the following:

	June 30,	September 30,
	2025	2024
	$	$

Balances included in accounts payable and accrued liabilities	207,576	93,119
Balances included in related party advances	148,571	66,950
	356,147	160,069

The balances are unsecured, due on demand and bear no interest.

17.	BORROWINGS AND PAYABLES

(a)	Accounts and other payables

	June 30, 2025	September 30, 2024
	$	$

Trade payable	3,108,172	6,312,889
Accrued liabilities	1,214,848	578,127
Wages and remittances payable	31,711	16,540
Settlement amount due, current portion	2,351,613	770,630
Settlement amount due, non-current portion	1,511,783	3,038,387
	8,218,127	10,716,573

The Company entered into a settlement agreement with a customer, for hosting services, relating to deposits received in advance amounting to $5.1M approximately. The deposit related to increase in megawatt supply and related services. The Company has agreed to repay $500,000 in March 2025, $561,680 in upon refund of deposits from the Company’s energy provider, and the remaining amount in 27 monthly installments of $150,000 until July 2027; the impact of discounting amounting to $1,252,663 is presented in income statement as a separate line item. (refer Note 18 for other terms of settlement).

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

17.	BORROWINGS AND PAYABLES (CONT’D)

(a)	Accounts and other payables (cont’d)

The undiscounted payment schedule, discounted value, and segregation between current and non-current portions of the settlement amount, as at June 30, 2025, are as follows:

Year	Amount
$

2025	300,000
2026	2,361,680
2027	1,450,000
Settlement value, undiscounted	4,111,680

Discount rate	20%
Settlement value, discounted	3,188,101

Current portion	1,676,318
Non-current portion	1,511,783

(b)	Lease liabilities

The Company has entered into several lease agreements in accordance with IFRS 16, Leases, pertaining to its right-of-use assets (Note 15). As of June 30, 2025, these lease agreements have been cancelled, as described in Note 15. A continuity of the leases as of June 30, 2025 is as follows:

	June 30, 2025	September 30, 2024
	$	$

Opening aggregate lease liability	2,117,539	2,637,472

Cancellations	(2,117,539)	(171,408)
Interest	72,172	337,213
Settlements	(42,000)	—
Repaid during the year	(30,172)	(685,738)
Closing aggregate lease liability	—	2,117,539

Current portion	—	1,996,027
Non-current portion	—	121,512

In November 2024, a loss of $4,680 was recorded on the cancellation of a lease. Additionally, in March 2025, a gain of $1,936,928 was recorded on the cancellation of a separate lease.

(c)	Convertible debentures

On August 10, 2021, the Company obtained an unsecured convertible loan from the Company’s CEO, (“CEO Loan”), in the principal amount of $1,000,000. The CEO Loan shall bear no interest prior to the maturity date. As and from the maturity date, any outstanding balance of the loan shall bear interest at an annual rate of 15% per annum, compounded semi-annually.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

17.	BORROWINGS AND PAYABLES (CONT’D)

(c)	Convertible debentures (cont’d)

The Company must repay the loan immediately upon the earliest of the date (the “Maturity Date”) or the occurrence of the following events: (i) the Company receiving gross funds from investors participating in the Company’s current round of equity financing totaling $10,000,000 or more, or (ii) the Company having public market value/capitalization on a recognized Canadian stock exchange of at least $50,000,000 or (iii) CEO ceasing to be the Chairman and CEO of the Company for any reason whatsoever, other than his voluntary resignation.

After the Maturity Date, the Company may also elect, at its sole discretion, to convert the amount of the loan in whole or in part into common shares of the Company at a price of CAD $0.40 per common share.

The Company allocated the proceeds of $1,000,000 as follows: first to liability component for $945,267, with the residual value to the equity component for $54,733. The debenture has not been converted or repaid subsequent to the period end.

18.	ACCOUNTS RECEIVABLE

Included in accounts receivable as at June 30, 2025 is $54,142 representing the recoverable VAT from unpaid invoices issued to a customer for cryptocurrency mining hosting services provided in fiscal 2024. In March 2025, Exanorth entered into a settlement agreement with this customer. Under this agreement, an amount of $3,064,555, corresponding to the invoiced amounts excluded VAT, was written off as a provision for settlement in fiscal 2024. As part of the terms of the settlement, Exanorth received equipment valued at $678,138 in March 2025.

The remaining balance of $831,187, relating to VAT previously charged, was recognized as a receivable at September 30, 2024, of which $54,142 continues to be outstanding as of June 30, 2025.

Amount
$

Total outstanding invoices	4,149,719
Allocated to mining assets and VAT recoverable	(119,000)
Loss on settlement	(134,977)
Provision for settlement	(2,386,417)
Balance as at September 30, 2024	1,509,325
Receipt of equipment	(678,138)
Collection of VAT recoverable	(777,045)
Balance as at June 30, 2025	54,142

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

19.       EQUITY

(a)	Authorized share capital

The Company is authorized to issue an unlimited number of common shares.

(b)	Issued and outstanding share capital

Share issuances	Shares	Share capital
	#	$

Balance as at September 30, 2023	309,582,563	76,931,052

June 4, 2024	7,000,000	1,160,853
September 6, 2024	1,000,000	200,000
September 12, 2024	15,379,100	3,370,541
	23,379,100	4,731,394
Balance as at September 30, 2024	332,961,663	81,662,446
October 1, 2024	14,500,000	2,900,000
October 2, 2024	3,000,000	657,491
October 17, 2024	1,250,000	250,000
October 21, 2024	3,500,000	700,000
November 28, 2024	265,000	53,000
December 11, 2024	2,750,000	550,000
December 16, 2024	1,500,000	300,000
February 12, 2025	10,000,000	2,000,000
February 14, 2025	22,500,000	4,500,000
February 20, 2025	500,000	100,000
April 1, 2025	1,983,602	794,335
	61,748,602	12,804,826
Balance as at June 30, 2025	394,710,265	94,467,272

During the period ended June 30, 2025, the Company issued 61,748,602 new shares (2024 – 23,379,100), increasing its share capital by $12,804,826 (2024 - $4,731,394). Details regarding the share issuances are as follows:

	Shares	Price	Proceeds	Share capital
	#	$	$	$

Exercised RSUs	25,500,000	n/a	n/a	5,157,491
Exercised Options	1,983,602	0.05	99,180	794,335
Advisory shares	750,000	0.20	n/a	150,000
Subscriptions	33,515,000	0.20	6,703,000	6,703,000
	61,748,602		6,802,180	12,804,826

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

19.	EQUITY (CONT’D)

(c)	Options

The Company has a stock option plan (the “Stock Option Plan”) under which the Board of Directors may grant to directors, officers, employees and technical consultants to the Company non-transferable options to purchase common shares, exercisable for periods of 3 to 5 years from the date of the grant.

A summary of the stock options is as follows:

		Weighted-
		average exercise
	Number	price	Amount
	#	$	$

Balance, September 30, 2023	31,558,255	0.28	5,433,466
Granted, July 7, 2024	500,000	0.20	109,247
Cancelled	(20,994,320)	0.34	(2,638,325)
Balance, September 30, 2024	11,063,935	0.16	2,904,388
Exercised	(1,983,602)	0.05	(794,335)
Balance, June 30, 2025	9,080,333	0.19	2,110,053
Outstanding and exercisable	8,580,333	0.19	2,000,806

		Weighted-	Weighted-
Vesting	Options	average exercise	average
Conditions	outstanding	price	remaining life
	#	$	$

Immediately	2,130,333	0.05	0.85
1/3 per year from grant date	3,050,000	0.05	0.85
Immediately	1,700,000	0.40	2.03
Immediately	1,500,000	0.40	1.68
Immediately	200,000	0.40	1.75
Subsidiary reaches revenue of EUR 4 million	500,000	0.20	3.94
Outstanding, June 30, 2025	9,080,333	0.19	1.40
Exercisable, June 30, 2025	8,580,333	0.19	1.25

20.	CONTINGENT LIABILITIES

In addition to the matter outlined in Note 16(c), the Company is involved in the following legal proceedings.

The Company filed a lawsuit against its former CEO, for employment-related matters. The Company seeks to cancel the issuance of shares and other equity instruments in the Company. The former CEO has filed a countersuit for damages against the Company. The likelihood and magnitude of the amounts in dispute are not determinable as at the date of these consolidated financial statements and, as such, no provision has been recorded thereon.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

20.	CONTINGENT LIABILITIES (CONT’D)

On February 7, 2024, a lawsuit was filed in North Dakota against the Company alleging breach of an unsigned employment contract, with claims totaling $1,258,567 plus interest and costs. The Company is contesting the matter, and the outcome cannot presently be determined.

On May 14, 2025, a construction lien dispute was filed in North Dakota seeking $131,545 for work performed prior to the Company’s property acquisition. The claim is being disputed, and the parties are currently engaged in settlement discussions.

Management has concluded that the outcome of these proceedings cannot be determined and no provisions have been recorded.

21.	FINANCIAL INSTRUMENTS

(a)	Classes and categories of financial instruments and their fair values

The following table combines information about: (i) Classes of financial instruments based on their nature and characteristics, (ii) The carrying amounts of financial instruments, (iii) Fair values of financial instruments (except financial instruments when carrying amount approximates their fair value), and (iv) Fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable: (i) Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities, (ii) Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices), and (iii) Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets

		FVTPL -
		mandatorily		FVOCI -	Amortized
2025	Level	measured	FVOCI	designated	cost
		$	$	$	$

Accounts receivable	N/A	—	—	—	55,783
Cash and cash equivalents	N/A	—	—	—	228,011
		—	—	—	283,794

		FVTPL -
		mandatorily		FVOCI -	Amortized
2024	Level	measured	FVOCI	designated	cost
		$	$	$	$

Accounts receivable	N/A	—	—	—	1,509,325
Cash and cash equivalents	N/A	—	—	—	687,226
		—	—	—	2,196,551

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

21.	FINANCIAL INSTRUMENTS (CONT’D)

Financial liabilities

			FVTPL -
		FVTPL -	mandatorily	Amortized
2025	Level	designated	measured	cost
	#	$	$	$

Accounts and other payables	N/A	—	—	6,706,344
Settlement liability	N/A	—	—	1,511,783
Contingent consideration payable	Level 2, Note 12	—	1,760,547	—
Related party advances	N/A	—	—	148,571
Convertible debentures	N/A	—	—	1,520,845
		—	1,760,547	9,887,543

			FVTPL -
		FVTPL -	mandatorily	Amortized
2024	Level	designated	measured	cost
	#	$	$	$

Accounts and other payables	N/A	—	—	7,678,186
Settlement liability	N/A			3,038,387
Contingent consideration payable	Level 2, Note 12	—	1,760,547	—
Lease liability	N/A	—	—	2,117,539
Related party advances	N/A	—	—	66,950
Convertible debentures	N/A	—	—	1,364,013
		—	1,760,547	14,265,075

(b)	Transfers

There were no transfers between Level 1, 2 and 3 during the current or prior period.

(c)	Financial risk management

The Company has exposure to credit risk, liquidity risk, and market risk arising from financial instruments. Management considers credit risk and market risk to be low.

Risk management framework

The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The board of directors has established the risk management committee, which is responsible for developing and monitoring the Company’s risk management policies. The committee reports regularly to the board of directors on its activities.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

21.	FINANCIAL INSTRUMENTS (CONT’D)

(c)       Financial risk management (cont’d)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on liabilities (other than trade payables) over the next 60 days.

The Company also monitors the level of expected cash inflows on trade and other receivables, together with the expected outflows on trade and other payables.

The Company’s exposure to liquidity risk is $12,048,090 as at June 30, 2025 (September 30, 2024 – $16,025,622), for which the Company has cash of $228,011 on hand to satisfy its liabilities (2024 – $687,226). There have been no changes to the method for managing liquidity risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. In order to reduce its credit risk, the Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. No allowance for doubtful accounts was recorded in 2025 or 2024. Provisions were recognized for invoices to hosting customers considered uncollectible during 2024.

Cash and cash equivalents are held with reputable financial institutions. Counterparty exposure is monitored and considered low. Digital currencies are not financial assets and are outside expected credit loss measurement. Credit exposure is considered low as the Company extracts digital currencies from its mining pool on a daily basis. Prepaids and deposits consist of advances to vendors and refundable deposits. Counterparties are assessed and monitored, and no loss allowance has been recognized.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency rate risk, interest rate risk and other price risk. The Company is mainly exposed to interest rate and currency risk.

Foreign currency risk

The Company is exposed to foreign currency risk primarily through its operations in multiple jurisdictions and transactions denominated in currencies other than its functional currency. Foreign currency risk arises from recognized assets and liabilities, as well as future commercial transactions that are denominated in a currency different from the functional currency of the Company entities.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

21.	FINANCIAL INSTRUMENTS (CONT’D)

(c)	Financial risk management (cont’d)

Foreign currency risk (cont’d)

The Company monitors its exposure to foreign currency risk on an ongoing basis and uses derivative financial instruments, such as forward exchange contracts, to hedge significant foreign currency exposures when considered appropriate. The effectiveness of these hedging instruments is assessed regularly. However, the Company does not hedge all of its foreign currency exposures, and fluctuations in exchange rates could have a material impact on the Company’s financial performance and position.

Interest rate risk

The Company’s exposure to interest rate risk arises primarily from its variable-rate borrowings and lease liabilities. Changes in market interest rates can affect the Company’s interest expense and the value of its financial liabilities. To manage interest rate risk, the Company may enter into interest rate swap agreements to convert variable-rate debt into fixed-rate debt, thereby reducing exposure to fluctuations in interest rates. Management regularly reviews the interest rate exposure and considers the potential impact of interest rate movements on its financial performance. However, there can be no assurance that these measures will fully mitigate the impact of interest rate fluctuations.

Digital currency risk

The Company is exposed to digital currency risk due to its holdings and transactions in cryptocurrencies. Digital currency risk arises from the volatility in the market prices of cryptocurrencies, which can fluctuate significantly due to various factors, including market demand, regulatory developments, and macroeconomic trends.

The Company manages its digital currency risk by monitoring market conditions and may engage in hedging activities, such as entering into derivative contracts, to mitigate the impact of adverse price movements. However, given the inherent volatility and the relatively nascent nature of digital currency markets, there remains a significant risk that the value of the Company’s digital assets could experience substantial fluctuations, which could materially affect the Company’s financial performance and position.

Custody risk

The Company mines digital assets through a pool and transfers rewards from the pool to Company-controlled private wallets on a daily basis, and safeguards these holdings through a tiered wallet structure. Transactions are subject to segregation of duties and role-based approvals. Private keys are generated in controlled environments with encrypted, geographically separated backups and periodically refreshed. The Company does not use a third-party custodian to hold digital assets and exposure to the pool is minimized through daily withdrawals and monitoring. Wallet activity is reconciled and reviewed by management.

Loss of access risk

The loss of access to the private keys associated with the Company’s Bitcoin holdings may be irreversible and could adversely affect an investment. An amount of Bitcoin is spendable only by whoever possesses the private key associated with the address on which the Bitcoin is held.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

21.	FINANCIAL INSTRUMENTS (CONT’D)

(c)	Financial risk management (cont’d)

Loss of access risk (cont’d)

To the extent a private key is lost, destroyed, or otherwise compromised, and no backup is accessible, the Company may be unable to access the associated Bitcoin. To mitigate this, the wallets are designed such that no single key, device, or individual is critical, encrypted back-ups and/or key-share arrangements are maintained in secure locations to enable controlled recovery.

Management reviews recoverability regularly. As of June 30, 2025, 21.17 Bitcoin equivalent to$2,180,273 is held in private wallets (September 30, 2023 – 38.01 Bitcoin equivalent to $2,490,936).

22.	CAPITAL MANAGEMENT

The Company defines capital as its equity. The Company’s objective when managing capital is: (i) to safeguard the ability to continue as a going concern so that it can continue to provide returns to shareholders and benefits to other stakeholders; and (ii) to provide an adequate return to shareholders by obtaining an appropriate amount of financing commensurate with the level of risk. The Company sets the amount of capital in proportion to the risk. The Company manages its capital structure and adjusts in light of the changes in economic conditions and the characteristic risk of underlying assets.

To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares, or sell assets to reduce debt. The Company’s objective is met by retaining adequate liquidity to provide for the possibility that cash flows from assets will not be sufficient to meet operational, investing, and financing requirements. There have been no changes to the Company’s capital management policies during the period ended June 30, 2025.

23.	SUBSEQUENT EVENTS

(a)	Direct subscriptions

During the period from August to October of 2025, the Company issued 3,021,750 common shares at $0.20 and $0.40 per share, raising a total of $808,700.

(b)	Share-based settlement

On July 28, 2025, the Company issued 63,907 common shares in connection to a settlement agreement with an existing shareholder at a stated price of $0.60 per share.

(c)	Private placements

Between August and October 2025, the Company closed brokered private placements totaling 2,937,500 units for gross proceeds of $1,175,000. Each unit comprises one convertible debenture and one common share purchase warrant. The convertible debentures bear interest at 15 percent per annum from issuance to the earlier of holder-elected conversion or three years from the date of issuance and are convertible into one common share at $0.40 per share.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

23.	SUBSEQUENT EVENTS (CONT’D)

(c)	Private placements (cont’d)

Each warrant entitles the holder to acquire one common share at an exercise price of $0.50 per share for two years from the date of issuance.

Between August and October 2025, the Company closed a brokered private placement totalling 3,750,000 units for gross proceeds of $1,500,000. Each unit comprises one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.40 per share for 2 years from the date of issuance.

(d)	Issuance of RSUs

In September and October 2025, the Company granted 12,330,000 RSUs at a stated price of $0.40 per unit, with each unit being convertible into one common share upon exercise by the holder. The RSUs vest upon completion of the reverse takeover of the Company.

(e)	Issuance of convertible debt

In October 2025, the Company issued convertible debentures for gross proceeds totalling $2,853,990. The convertible debenture entitles the holder to interest at 10% per annum on the subscribed amount from the date of its issuance to the earlier of: (i) its conversion at the sole discretion of the holder, or (ii) 18 months after its issue date. Each convertible debenture converts at $0.40 per common share of the Company.

(f)	Senior secured loan

In June 2025, Bitzero Blockchain Inc. entered into a senior secured loan and guaranty agreement with a syndicate of lenders providing for up to $25 million in debt financing, to be advanced in two tranches. The initial tranche of $17,510,000 was approved and net proceeds of $16,190,944 were received on August 1, 2025, after deducting the original issue discount and professional fees.

An additional delayed draw facility of up to $8,240,000 is available at the lenders’ discretion; lenders are not obligated to fund any delayed draw, and any advance, if elected by the lenders, is subject to (i) timely delivery of a borrowing notice, (ii) the total delayed draw borrowings not exceeding the available capacity, (iii) completion of due diligence, site visits and underwriting and receipt of credit approval, and (iv) the absence of any default or event of default at the time of funding.

The loan bears interest at the greater of (i) Term SOFR plus 11% per annum and (ii) 14% per annum, payable monthly in arrears. It matures 36 months from closing, with principal amortization commencing six months after the initial funding date.

In connection with the financing, the Company issued warrants to the lenders entitling them to acquire, in aggregate, 25,534,972 common shares (consisting of 19,559,862 as part of the first tranche and 5,974,930 as part of the second tranche) at an exercise price of $0.01 per share, expiring in five years. The warrants are subject to customary anti-dilution and ratchet provisions and may be exercised on a cash or cashless basis.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise stated)	BLOCKCHAIN INC.
June 30, 2025

23.	SUBSEQUENT EVENTS (CONT’D)

(g)	Contingent consideration

Subsequent to the reporting date, there have been no changes to status of the settlement with a shareholder. The contingent consideration described in Note 11 remains outstanding, the SPA has not been executed, the kr 2,000,000 ($190,335) cash payment has not been made, and the transfer of KlimaCloud shares has not occurred.

BITZERO BLOCKCHAIN INC.

Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(expressed in United States Dollars, unless otherwise stated)

Table of contents	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

Independent Auditor’s Report	3-5
Consolidated Statements of Loss and Comprehensive Loss	6
Consolidated Statements of Financial Position	7
Consolidated Statements of Changes in Shareholder’s Equity	8
Consolidated Statements of Cash Flows	9
Notes to the Consolidated Financial Statements	10-50

SRCO Professional Corporation

Chartered Professional Accountants

Licensed Public Accountants

Park Place Corporate Centre

15 Wertheim Court, Suite 409

Richmond Hill, ON L4B 3H7, Canada

Tel: 905 882 9500 & 416 671 7292

Fax: 905 882 9580

Email: info@srco.ca
www.srco.ca

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Bitzero Blockchain Capital Inc.

Opinion

We have audited the consolidated financial statements of Bitzero Blockchain Capital Inc. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at September 30, 2024 and 2023, the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2024, and 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 3 to the consolidated financial statements, which indicates that the Company incurred a loss, and had a working capital deficit and an accumulated deficit. As stated in Note 3, these events or conditions, along with other matters as set forth in Note 3, indicate that material uncertainties exist that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Management’s Discussion and Analysis but does not include the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

(continues)

Independent Auditor’s Report to the Shareholders of Bitzero Blockchain Capital Inc. (continued)

Other Information (continued)

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

(continues)

Independent Auditor’s Report to the Shareholders of Bitzero Blockchain Capital Inc. (continued)

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (continued)

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

 CHARTERED PROFESSIONAL ACCOUNTANTS

Richmond Hill, Canada November 17, 2025	Authorized to practice public accounting by the Chartered Professional Accountants of Ontario

(continues)

Consolidated statements of loss and comprehensive loss	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
For the years ended	September 30, 2024 and 2023

	Note	2024	2023
		$	$

Revenue from digital assets mined	7	15,607,000	8,084,211
Revenue from hosting services	7	7,004,281	4,231,765
Direct costs	8	(24,387,670)	(19,532,909)
		(1,776,389)	(7,216,933)

Administrative expenses	9	2,809,793	4,628,381
Finance costs	10	526,658	499,001
Marketing expenses		46,187	5,518
		3,382,638	5,132,900

Operating loss before other items		(5,159,027)	(12,349,833)

Share-based expenses	11, 20	4,879,221	717,254
Foreign exchange gain		(58,633)	(798,747)
Realized loss on disposal of assets		—	538
Realized (gain) loss from sale of digital currency	12	30,303	(58,320)
Loss on contract settlement	22	134,977	—
Provision for contract settlement	22	2,386,417	—
Present value impact on discounting of settlement liability	21(a)	(1,252,663)	—
		6,119,622	(139,275)

Loss before income taxes		(11,278,649)	(12,210,558)

Income tax	14	—	—
Net loss		(11,278,649)	(12,210,558)

Revaluation gains on digital currency	12	(240,678)	(1,589)
Loss on translation of foreign operations		2,732,279	1,550,105
		2,491,601	1,548,516

Total comprehensive loss		(13,770,250)	(13,759,074)

Loss per share Basic	15	(0.04)	(0.04)
Diluted	15	(0.04)	(0.04)

The accompanying notes form an integral part of these consolidated financial statements	Page 6 of 50

Consolidated statements of financial position	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
As at	September 30, 2024 and 2023

	Note	2024	2023
		$	$
ASSETS
Non-current
Property, plant and equipment	18	17,139,612	24,555,180
Construction in progress	16, 18	5,100,145	1,217,550
Right-of-use assets	19	936,659	2,107,239
Prepaids and deposits, non-current portion		1,513,680	1,491,420
		24,690,096	29,371,389
Current
Indirect taxes recoverable	17	402,312	294,738
Prepaids and deposits		70,757	117,239
Accounts receivable	22	1,509,325	1,320,301
Digital currency	12	2,490,936	90,358
Cash and cash equivalents		687,226	1,315,707
		5,160,556	3,138,343

TOTAL ASSETS		29,850,652	32,509,732

EQUITY AND LIABILITIES
Equity
Share capital	23	81,662,446	76,931,052
Contributed surplus		8,193,421	7,845,594
Debenture reserve	20(c)	54,733	54,733
Accumulated other comprehensive loss		(11,054,084)	(8,562,483)
Accumulated losses		(65,031,486)	(53,752,837)
Total equity		13,825,030	22,516,059

Non-current liabilities
Settlement liability, non-current portion	21(a)	3,038,387	-
Lease liability, non-current portion	21(b)	121,512	2,257,772
		3,159,899	2,257,772
Current liabilities
Accounts and other payables	20(a), 21(a)	7,678,186	4,297,848
Contingent consideration payable	13	1,760,547	1,760,547
Lease liability, current portion	21(b)	1,996,027	379,700
Related party advances	20	66,950	116,950
Convertible debentures	20(c)	1,364,013	1,180,856
		12,865,723	7,735,901

Total liabilities		16,025,622	9,993,673

TOTAL EQUITY AND LIABILITIES		29,850,652	32,509,732

GOING CONCERN	3(b)
CONTINGENT LIABILITIES	24
SUBSEQUENT EVENTS	27

APPROVED ON BEHALF OF THE BOARD

Mohammed Salah S. Bakhashwain

The accompanying notes form an integral part of these consolidated financial statements	Page 7 of 50

Consolidated statements of changes in shareholder’s equity	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
For the years ended	September 30, 2024 and 2023

					Accumulated
					other
		Share	Contributed	Debenture	comprehensive	Accumulated	Total
	Note	capital	surplus	reserve	loss	losses	equity
		$	$	$	$	$	$

Balance, at September 30, 2022		76,931,052	7,128,340	54,733	(7,013,967)	(41,542,279)	35,557,879

Share based expenses	11, 20(a)	—	717,254	—	—	—	717,254
Total comprehensive loss for the year		—	—	—	(1,548,516)	(12,210,558)	(13,759,074)
Balance at September 30, 2023		76,931,052	7,845,594	54,733	(8,562,483)	(53,752,837)	22,516,059

Share based expenses	11, 20(a)	—	4,879,221	—	—	—	4,879,221
Exercised RSUs	11, 23	4,531,394	(4,531,394)	—	—	—	—
Shares issued in settlement	23	200,000	—	—	—	—	200,000
Total comprehensive loss for the year		—	—	—	(2,491,601)	(11,278,649)	(13,770,250)
Balance, at September 30, 2024		81,662,446	8,193,421	54,733	(11,054,084)	(65,031,486)	13,825,030

The accompanying notes form an integral part of these consolidated financial statements	Page 8 of 50

Consolidated statements of cash flows	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
For the years ended	September 30, 2024 and 2023

	2024	2023
	$	$
CASH USED IN OPERATING ACTIVITIES
Net loss for the year	(11,278,649)	(12,210,558)
Adjustment for non-cash items:
Share-based expenses	4,879,221	717,254
Amortization of the right-of-use-asset	969,228	918,613
Depreciation of property, plant and equipment	11,602,852	10,775,271
Loss on contract settlement	134,977	—
Provision for contract settlement	2,386,417	—
Present value impact on discounting of settlement liability	(1,252,663)	—
Interest expense on lease	337,213	354,948
Cancellation of lease liability	91,224	-
Operating cash flow before changes in non-cash working capital	7,869,820	555,528

Adjustment for non-cash working capital:
Indirect taxes recoverable	(107,574)	2,316,046
Prepaids and deposits	46,482	(364,348)
Accounts receivable	(189,024)	(1,170,459)
Digital currencies	(15,576,697)	(8,144,120)
Accounts and other payables	3,380,338	258,264
Contingent consideration payable	—	(139,453)
Convertible debentures	183,157	158,491
	(4,393,498)	(6,530,051)

CASH FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(8,161,743)	(2,635,176)
Proceeds on sale of digital assets	13,416,797	8,810,094
	5,255,054	6,174,918

CASH FROM (USED IN) FINANCING ACTIVITIES
Lease liabilities	(685,738)	(809,484)
Related party advances - repaid	(50,000)	(54,350)
	(735,738)	(863,834)

Net change in cash and cash equivalents	125,818	(1,218,967)

Cash and cash equivalents, beginning of year	1,315,707	1,594,688
Effects of exchange rate changes on cash and cash equivalents	(754,299)	939,986
Cash and cash equivalents, end of year	687,226	1,315,707

Supplementary information
Interest paid	362	16,407
Non-cash settlements	2,386,417	—
Shares issued for debt settlement	200,000	—
Acquisition of equipment as part of settlement	119,000	—

The accompanying notes form an integral part of these consolidated financial statements	Page 9 of 50

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

1.	GENERAL INFORMATION

Bitzero Blockchain Inc. (the “Company” or “Bitzero”), was incorporated under the laws of the Province of British Columbia on April 16, 2021. The Company’s registered office is located at 925-1000 Cathedral Place, West Georgia Street, Vancouver, British Columbia V6C 3L2 Canada.

Bitzero has cryptocurrency mining activities in Norway, solely focused on the mining of Bitcoin. The business of Bitcoin mining focuses on the utilization of specialized equipment to solve complex computational problems to validate transactions on the Bitcoin blockchain and receiving Bitcoin in return for successful services.

These mining activities are conducted by Exanorth AS (“Exanorth”), a Norwegian limited liability entity controlled by Bitzero Blockchain Inc., which holds a data center in Norway (the “Data Center”) for the provision of data processing services for the mining of digital currency.

2.	ADOPTION OF NEW AND REVISED STANDARDS

(a)	New and amended IFRS Accounting Standards that are effective for the current year

Adoption of the following new and revised IFRS Accounting Standards that have been issued and were effective in the periods presented did not have a material impact on the consolidated financial statements of the Company in the current or prior period:

Annual Improvements (2018-2020 Cycle) to IFRS 9 Financial Instruments

Amendments to IFRS 3 Business Combinations RE: Reference to the Conceptual Framework Amendments to IAS 16 Property, Plant and Equipment RE: Proceeds before Intended Use Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets RE:

Onerous Contracts—Cost of Fulfilling a Contract

Amendments to IAS 12 Deferred tax assets

(b)	New and revised IFRS Accounting Standards in issue but not yet effective

At the date of authorisation of these consolidated financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective for the Company’s consolidated financial statements for the periods presented:

IFRS 18: Presentation and Disclosure in Financial Statements

IFRS 18 is a comprehensive new standard on presentation and disclosure that will modify the structure and content of the primary consolidated financial statements and related notes. It is expected to affect presentation and disaggregation, including new defined subtotals in the statement of profit or loss.

Application for IFRS 18 is required for annual reporting periods beginning on or after January 1, 2027. The Company does not intend to early apply IFRS 18 and plans to apply it starting on October 1, 2027.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

2.	ADOPTION OF NEW AND REVISED STANDARDS (CONT’D)

(b)	New and revised IFRS Accounting Standards in issue but not yet effective (cont’d)

Amendments to IAS 1 Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

The amendments to IAS clarify that the classification of liabilities is based on the rights that exist at the end of the reporting period and provides further guidance pertaining to the effect covenants have on classification and related disclosures.

Application for the amendments to IAS 1 Classification of Liabilities as Current or Non-current are required for annual reporting periods beginning on or after January 1, 2024. The Company has applied this standard effective October 1, 2024.

Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements

The amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements adds disclosures that enable users to assess the effects of supplier finance arrangements on liabilities and cash flows, including terms, amounts outstanding and related liquidity risk information.

Application for the amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements are required for annual reporting periods beginning on or after January 1, 2024. The Company has applied this standard effective October 1, 2024.

The directors do not expect that the adoption of the Standards listed above will have a material impact on the consolidated financial statements of the Company in future periods.

3.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including as issued by the International Accounting Standards Board (“IASB”). IFRS includes both the International Financial Reporting Standards and the International Accounting Standards (“IAS”). The accounting policies set out below have been applied consistently to both years.

These consolidated financial statements, including their comparative figures, were approved and authorized for issue by the Board of Directors on November 16, 2025.

These consolidated financial statements have been prepared on an accrual basis and are based on historical cost basis except for a certain financial instrument which is measured at fair value, as explained in the accounting policy information below. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

3.	BASIS OF PREPARATION (CONT’D)

(b)	Going concern

The directors have, at the time of approving the consolidated financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.

As at September 30, 2024, the Company had an accumulated deficit of $65,031,486 (2023 – $53,752,837) and has a working capital deficiency of $7,705,167 (2023 – $4,597,558). The Company has not yet been able to generate positive cash flows from operations. Whether and when the Company can generate sufficient cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain.

To address the going concern risk, the Company continues to seek equity financing alternatives to support ongoing operations, monitor general and administrative expenses compared to budget, and optimize its operating processes. Further details regarding subsequent equity raises are provided in Note 27.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and subsidiaries. Subsidiaries are entities controlled by the Company. The financial transactions of subsidiaries are included in the consolidated financial statements from the date control is obtained. Control occurs when the Company is exposed to, or has the right to, variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

Intercompany balances, transactions, income, and expense are eliminated and gains or losses on intercompany transactions are eliminated. Where the Company does not own 100% of the subsidiary or associate, non-controlling interest is classified as a component of equity.

The accounting policies of subsidiaries are the same as those of the Company.

Subsidiary	Ownership at 30-Sep-24	Ownership at 30-Sep-23	Country of incorporation
Exanorth AS	100%	100%	Norway
Bitzero Inc.	100%	100%	Barbados
Bitzero ND I	100%	100%	United States
Bitzero ND II	100%	100%	United States

(d)	Presentation and functional currency

These consolidated financial statements are presented in United States Dollars (“$”), which is the Company’s functional currency. Foreign operations are included in accordance with the policies set out in Note 4. The functional currency of all subsidiaries is the United States Dollar except for Exanorth, whose functional currency is the Norwegian Krone (“kr”).

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

4.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	Revenue recognition

Revenue is recorded at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 are applied using the following five steps:

●	Identify the contract(s) with a customer

●	Identify the performance obligation in the contract

●	Determine the transaction price

●	Allocate the transaction price to the performance obligations in the contract

●	Recognize revenue when (or as) the entity satisfies a performance obligation

The Company has concluded that the recognition and measurement of the sale of products in all contracts is consistent with the current revenue recognition practice and therefore does not expect any transitional adjustment.

The Company may participate in third-party mining pools. Rewards are determined based on the pool’s payout methodology (e.g., PPS/FPPS/Proportional) by reference to the Company’s contributed hash rate. Settlements are typically made periodically after network confirmation. Pool operator fees are presented gross in revenue with fees recorded in direct costs on account of the Company acting as a principal in the transaction.

Consideration for validating transactions may comprise a block reward and transaction fees. Where the pool separately identifies transaction fees and block rewards, the Company records such fees within mining revenue and presents them separately when material. Where the payout is provided as a blended amount and a reliable separation is impracticable or the cost would be excessive, the Company records the total as mining revenue and describes the basis for presentation.

The Company does not engage in non-monetary transactions where assets or services received are settled in cryptocurrencies.

Hosting revenue

The Company hosts and provides energized space and operating and maintenance services to third-party mining companies who locate their mining hardware at its data centers. The Company accounts for these agreements as a single performance obligation for services being delivered in a series with delivery being measured by monthly hosting fees of the mining hardware. As such, the Company recognizes revenue over the life of the contract as its series of distinct services are performed over the term of the contracts with its customers. The Company has determined that the contracts do not contain a significant financing component because the expected length of time between the transfer of services and receipt of consideration is less than one year, which are typically one month or less.

For certain contracts, the Company may also be entitled to a monthly non-cash profit-sharing fee, which is primarily based on the actual amount of Bitcoin mined by the customer’s hosted mining equipment during the month. The rate of profit sharing is determined at inception of the contract with subsequent amendments, as applicable, and non-cash consideration is generally paid in Bitcoin.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(a)	Revenue recognition (cont’d)

Hosting revenue (cont’d)

Non-cash consideration is measured at fair value at contract inception with changes in fair value attributable to reasons other than the form of consideration (other than price of Bitcoin) measured as variable consideration (subject to the constraint on variable consideration) and recognized as hosting services are performed. This amount is recognized in revenue as services are performed.

Changes in fair value of the non-cash consideration related for reasons other than changes in form are recognized at the end of each month as the related uncertainly is resolved and amount becomes known.

Mining revenue

The Company recognizes revenue from the provision of transaction confirmation services for digital currency blockchains, commonly termed “digital asset mining” or “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific blockchain in which it participates (“coins”). Revenue is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of mining, based on the daily average from CoinMarket Cap for Bitcoin. A coin is considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured.

(b)	Digital assets

The Company accounts for its digital currencies on hand at the end of a reporting period, if any, under IAS 38, Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt, and subsequently measured under the revaluation model.

Under the revaluation model, increases in the digital currencies’ carrying amount is recognized in other comprehensive income and under accumulated other comprehensive income/ (loss) in equity, while decreases are recorded in the consolidated statements of income or loss and comprehensive income or loss. However, increases are recognized in profit or loss to the extent that it reverses a revaluation decrease of digital currencies previously recognized in profit or loss. There is no recycling of gains from other comprehensive income or loss in the consolidated statements of income or loss and comprehensive income or loss, except to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in the consolidated statements of income or loss and comprehensive income or loss, that increase is recorded in the consolidated statements of income or loss and comprehensive income or loss. The fair value of digital currencies on hand at the end of the reporting period is calculated as the quantity of digital currencies on hand multiplied by the price quoted on CoinMarket Cap as at the reporting date.

Any difference between the fair value of the digital currencies recorded upon receipt from mining activities, purchases or profit-sharing arrangements and the actual realized price upon disposal are recorded as gain or loss on sale of digital currencies.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(b)	Digital assets (cont’d)

The Company has continued to classify digital currencies on hand at the end of the year as current assets as management has determined that cryptocurrency markets have sufficient liquidity to allow conversion within the Company’s normal operating cycle.

(c)	Leases

The Company assesses whether a contract is, or contains, a lease, at inception of the contract. The Company recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones).

For these leases, the Company recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

The incremental borrowing rate depends on the term, currency and start date of the lease and is determined based on a series of inputs including: the risk-free rate based on government bond rates; a country-specific risk adjustment; a credit risk adjustment based on bond yields; and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different to that of the Company and the lease does not benefit from a guarantee from the Company.

Lease payments included in the measurement of the lease liability comprise (i) Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable (ii) Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date (iii) The amount expected to be payable by the lessee under residual value guarantees (iv) The exercise price of purchase options, if the lessee is reasonably certain to exercise the options, and (vi) Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever: (i) The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate (ii) The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used), and (iii) A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(c)	Leases (cont’d)

The Company did not make any such adjustments during the periods presented.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated amortization and impairment losses.

Right-of-use assets are amortized over the shorter period of lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is amortized over the useful life of the underlying asset. The amortization starts at the commencement date of the lease.

The Company applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in Policy (h) below which is Impairment of non-financial assets.

For contracts that contain a lease component and one or more additional lease or non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

(d)	Foreign currencies

Transactions undertaken in foreign currencies are translated into US dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates.

Realized and unrealized exchange gains and losses are recognized in the consolidated statements of comprehensive income or loss. The assets and liabilities of foreign operations are translated into US dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into US dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into US dollars are recognized in other comprehensive income or loss and accumulated in equity.

(e)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised in the consolidated statement of loss and comprehensive loss in the period in which they are incurred.

No borrowing costs were capitalized for the years ended September 30, 2024 and 2023.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(f)	Taxation

The income tax expense represents the sum of current and deferred income tax expense.

Current tax

The tax currently payable is based on taxable profit for the year.

Taxable profit differs from net profit as reported in the consolidated statement of loss and comprehensive loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

A provision is recognised for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable.

The assessment is based on the judgement of tax professionals within the parent company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, a deferred tax liability is not recognised if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(f)	Taxation (cont’d)

Deferred tax (cont’d)

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on tax laws and rates that have been enacted or substantively enacted at the reporting date.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current tax and deferred tax for the year

Current and deferred tax are recognised in the consolidated statement of loss and comprehensive loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case the current and deferred tax are also recognised in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

(g)	Property, plant and equipment

Property, plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment, if any. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the Company’s accounting policy.

Depreciation of these assets, determined on the same basis as other property assets, commences when the assets are ready for their intended use.

Freehold land is not depreciated.

Buildings, private utilities (comprised primarily of transformers), mining equipment, and technology infrastructure are stated at cost less accumulated depreciation and accumulated impairment loss.

Depreciation is recognised so as to write off the cost or valuation of assets (other than freehold land and properties under construction) less their residual values over their useful lives, using the straight-line method, on the following bases:

Buildings	25 years
Private utilities	25 years
Technology infrastructure	3-5 years
Mining equipment	3 years

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(g)	Property, plant and equipment (cont’d)

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the consolidated statement of loss and comprehensive loss.

(h)	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets, including property and equipment, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest Company of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated statement of loss and comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognised in the consolidated statement of loss and comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in the consolidated statement of loss and comprehensive loss to the extent that it eliminates the impairment loss which has been recognised for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(i)	Cash and cash equivalents

Cash equivalents are short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather for investment or other purposes.

For the purposes of the consolidated statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts which are repayable on demand and form an integral part of the Company’s cash management.

(j)	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill is initially recognized at cost and subsequently measured at cost less accumulated impairment losses, if any. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment. Impairment losses on goodwill are recognized in the consolidated statement of loss and comprehensive loss and are not reversed in subsequent periods.

(k)	Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition-date fair value, and the amount of any non-controlling interest in the acquiree. Identifiable assets acquired and liabilities assumed are measured at their acquisition-date fair values.

Goodwill is recognized as described in the goodwill policy. If the Company’s interest in the fair value of the net assets acquired exceeds the cost of the business combination, the excess is recognized as a gain on acquisition.

In accordance with IFRS 3, an acquired group qualifies as a business if it includes inputs and substantial processes capable of producing outputs. In order to determine whether an acquisition is deemed to be a business combination, the Company conducts a concentration as to whether acquiree comprises operational infrastructure, personnel, contracts and operational processes beyond single assets. Expenses such as legal, due diligence, advisory and share issuance costs are expensed as incurred and not included in the cost of the business combination.

(l)	Share-based expense

The Company provides benefits to employees and directors in the form of share-based expense, whereby employees render services as consideration for equity instruments. The fair value of the equity-settled share-based payments is determined at the grant date using Black-Scholes pricing model and recognized as an expense over the vesting period with a corresponding increase in equity.

The fair value is measured considering the terms and conditions upon which the equity instruments were granted. At each reporting date, the Company revises its estimates of the number of equity instruments expected to vest and adjusts the amount recognized as an expense accordingly.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(l)	Share-based expense (cont’d)

When vested options are forfeited or not exercised at the expiry date, the amount previously recognized as stock-based compensation expense is transferred to accumulated losses.

(m)	Other comprehensive income

Total comprehensive income (loss) comprises all components of profit or loss and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses from translating the financial statements of an entity’s whose functional currency differs from the presentation currency and gains from revaluation of digital currencies.

(n)	Earnings or loss per share

Basic earnings or loss per share is calculated by dividing the net profit or loss attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings or loss per share adjusts the figures used in the determination of basic EPS or LPS to take into account the effect of potential dilutive ordinary shares, such as share options granted to employees. The calculation of diluted EPS or LPS assumes that the proceeds from the exercise of options would be used to purchase ordinary shares at the average market price during the period.

(o)	Financial instruments

Financial assets and financial liabilities are recognised in the Company’s consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value, except for accounts receivable that do not have a significant financing component which are measured at the transaction price.

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in the consolidated statement of loss and comprehensive loss.

Financial assets

All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis.

All recognised financial assets are measured subsequently in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(o)	Financial instruments (cont’d)

Classification of financial assets

Debt instruments that meet the following conditions are measured subsequently at amortised cost: (i) The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and (ii) The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments that meet the following conditions are measured subsequently at fair value through other comprehensive income (FVTOCI): (i) The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, and (ii) The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are measured subsequently at fair value through profit or loss (FVTPL).

Amortised cost and effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition.

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortised cost of a financial asset before adjusting for any loss allowance.

Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI are measured at FVTPL. The Company has not designated any debt instruments as at FVTPL.

Impairment of financial assets

The Company recognises a loss allowance for expected credit losses on financial assets based on a simplified approach after considering the expected cash-flow shortfall based on historical trends, forward looking information, macro-economic factors and loss matrix.

The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(o)	Financial instruments (cont’d)

Write-off policy

The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of accounts receivable, when the amounts are over two years past due, whichever occurs sooner.

Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognised in the consolidated statement of loss and comprehensive loss.

Derecognition of financial assets

The Company derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Compound instruments

The component parts of convertible loan notes issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the parent company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortised cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognised and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case the balance recognised in equity will be transferred to share premium.

Where the conversion option remains unexercised at the maturity date of the convertible loan note, the balance recognised in equity will be transferred to retained earnings. No gain or loss is recognised in profit or loss upon conversion or expiration of the conversion option.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(o)	Financial instruments (cont’d)

Compound instruments (cont’d)

Transaction costs that relate to the issue of the convertible loan notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognised directly in equity.

Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortised over the lives of the convertible loan notes using the effective interest method.

Financial liabilities at FVTPL

All financial liabilities are measured subsequently at amortised cost using the effective interest method or at FVTPL.

Financial liabilities measured subsequently at amortised cost

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for trading, or (iii) designated as at FVTPL, are measured subsequently at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

Derecognition of financial liabilities

The Company derecognises financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in the consolidated statement of loss and comprehensive loss.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(o)	Financial instruments (cont’d)

Financial instruments categorization

The Company has classified its financial instruments as follows:

	Classification	Fair value
Instrument	/ measurement	hierarchy
Assets
Accounts receivable	Amortized cost	N/A
Cash and cash equivalents	Amortized cost	N/A
Liabilities
Accounts and other payables	Amortized cost	N/A
Settlement liability	Amortized cost	N/A
Contingent consideration payable	FVTPL	Level 2
Lease liability	Amortized cost	N/A
Related party advances	Amortized cost	N/A
Convertible debentures	Amortized cost	N/A

(p)	Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

(q)	Convertible debentures

Convertible debentures are financial instruments which are accounted for separately dependent on the nature of their components: a financial liability and an equity instrument and are considered compound financial instruments. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component, which consists of the conversion feature related to the convertible debentures is recognized as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.

Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(q)	Convertible debentures (cont’d)

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition. Upon conversion, the liability component and conversion feature are reclassified to share capital.

5.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY

In applying the Company’s accounting policies, which are described in Note 4, the directors are required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognised and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgements, including those involving estimations, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

(a)	Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.

The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities.

Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

(b)	Digital assets

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining of digital assets and subsequent measurement of the digital assets held. Management has exercised significant judgment in determining appropriate accounting treatment. Management has determined that revenues should be recognized as the fair value of digital assets received in exchange for mining services on the date that digital assets are received and subsequently measured as an intangible asset. In the event authoritative guidance is enacted by the IASB, the Company may be required to change its policies which could result in a change in the Company’s financial position and earnings.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

5.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY (CONT’D)

(c)	Revenues from mining of digital assets

The Company enters into contracts with mining pools and has undertaken the performance obligation of providing computing power to the mining pool in exchange for non-cash consideration in the form of digital assets. Revenue is recognized upon receipt of digital currency in exchange for its mining activities at the fair market value of the digital currency received.

Management considers the prices quoted on a digital currency exchange to be a level 2 input under IFRS 13 Fair Value Measurement. Any difference between the fair value of digital assets recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of digital assets.

(d)	Going concern

The Company has made significant judgments about the Company’s ability to continue as a going concern. These judgments involve considering the Company’s cash flow forecasts, financial position, market conditions, and the availability of financing. Given the volatile nature of the cryptocurrency market and the reliance on both mining and hosting revenues, management regularly assesses the Company’s liquidity and capital resources to ensure it can meet its obligations as they fall due. If future cash flows were to differ significantly from those estimates, this could have a material impact on the Company’s ability to continue as a going concern.

(e)	Valuation of right of use assets and liabilities

The valuation of right-of-use (ROU) assets and corresponding lease liabilities involves significant estimates, particularly in determining the lease term and the discount rate used to present value future lease payments. Management’s judgment is required in evaluating whether options to extend or terminate leases are reasonably certain to be exercised, which affects the measurement of lease liabilities.

Additionally, in the absence of an implicit rate in the lease, the Company uses its incremental borrowing rate, which is determined based on the specific circumstances of the lease and the Company’s credit risk. Changes in these estimates could significantly impact the carrying amount of ROU assets and lease liabilities.

(f)	Valuation of share-based expenses

The valuation of share-based expenses requires significant judgment and estimation, particularly in determining the fair value of equity instruments granted to employees and directors. The Company uses an appropriate valuation model, such as the Black-Scholes or binomial option pricing model, which requires inputs such as the expected volatility of the Company’s share price, the expected life of the options, risk-free interest rates, and expected dividend yields. These inputs are subject to estimation uncertainty, and changes in any of these assumptions could have a material impact on the amount of share-based expenses recognized.

(g)	Impairment of non-financial assets

The Company assesses non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

5.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY (CONT’D)

(g)	Impairment of non-financial assets (cont’d)

Determining whether an impairment has occurred requires management to estimate the recoverable amount of the assets, which is the higher of fair value less costs of disposal and value in use.

These calculations require significant judgment, particularly in estimating future cash flows, discount rates, and market conditions. Any changes in these estimates could result in material adjustments to the carrying amounts of non-financial assets.

(h)	Depreciation and useful lives of property, plant and equipment

Determining depreciation periods and residual values for property, plant and equipment requires judgment. Management assesses expected physical wear and tear, technical and commercial obsolescence, maintenance programmes, and industry practice. Residual values are estimated with reference to comparable secondary-market transactions and scrap values, where relevant. These estimates are reviewed at each reporting date. A change of one year in average useful life or a 5 % swing in estimated residual value is considered to have a materially affect on depreciation expense in a period under evaluation.

(i)	Expected credit losses and provisions

The Company estimates expected credit losses by applying professional judgement in assessing forward-looking information, including the probability of default, loss rates, and the status of customer relationships. Changes in these assumptions could materially affect the amounts recognized.

Provisions are recognized when obligations from past events are probable and can be reliably measured. The measurement of provisions requires judgement in estimating the timing and amount of future outflows and, where relevant, the selection of discount rates. Given the inherent uncertainty, actual outflows may differ from the Company’s best estimate.

6.	OPERATING SEGMENTS

In measuring its performance, the Company does not distinguish or group its operations on a geographical or any other basis and accordingly has a single reportable operating segment. Management has applied judgment by aggregating its operating segments into one single reportable segment for disclosure purposes. Such judgment considers the nature of the operations and an expectation of operating segments within a reportable segment with similar long-term economic characteristics.

The Company’s Chief Executive Officer is the chief operating decision-maker and regularly reviews the Company’s operations and performance on an aggregate basis. The Company does not have any significant customers or any significant groups of customers.

The Company presents one reportable operating segment as the entirety of the Company’s non-current assets are domiciled in Norway and the entirety of the Company’s revenue is generated from its operations in Norway. While non-operating liabilities and equity financing activities are primarily located in North America, this geographic distinction does not alter the conclusion that the Company has a single reportable segment.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

7.	REVENUE

The Company derives its revenue from contracts with customers for the transfer of services. The provision of digital asset mining services as well as hosting services to third parties are recognized over time.

The Company’s hosting revenue is exclusively derived from two customers in 2024 and 2023. The reliance on these two customers for all hosting revenue creates a concentration risk. Any material change in the business relationship with these customers, including a significant reduction or loss of revenue, could have a material adverse effect on the Company’s operating results and cash flows.

8.	DIRECT COSTS

	2024	2023
	$	$

Depreciation of property, plant and equipment	11,602,852	10,775,271
Utilities	10,885,041	7,259,429
Amortization of right-of-use assets	969,228	918,613
Remote monitoring and support services	625,339	384,974
Salaries and wages	186,094	125,742
Small equipment rental	117,238	68,880
Mining operations	1,878	—
	24,387,670	19,532,909

9.	ADMINISTRATIVE EXPENSES

	Note	2024	2023
		$	$

Legal fees		1,525,893	650,144
Professional fees		751,345	176,184
Consulting fees	20	223,481	1,874,257
Travel		111,679	1,143,661
Subcontracts		84,674	325,341
Insurance		77,244	91,734
Occupancy costs		40,115	126,141
Office and general		17,605	239,171
Settlements and penalties		(22,243)	1,748
		2,809,793	4,628,381

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

10.	FINANCE COSTS

	2024	2023
	$	$

Interest on lease liabilities	337,213	354,948
Interest on loans and other payables	186,757	189,585
Bank charges	12,272	10,865
Finance income	(9,584)	(56,397)
	526,658	499,001

11.	SHARE-BASED EXPENSES

	Note		2024	2023
			$	$

Restricted stock units issued	(a)		4,137,434	332,360
Stock options issued	23	(c)	741,787	384,894
			4,879,221	717,254

(a)	Restricted stock units

The 2022 Restricted Share Unit Plan (the “RSU Plan”) allows the Company to award restricted share units to officers, employees, directors and consultants of the Company upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee.

The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the Board.

The RSUs are recognized as share-based compensation expense over the vesting period which is the lesser of: (i) the occurrence of one of the pre-defined liquidity events in the RSU notice, and (ii) 5 years after the grant date.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

11.	SHARE-BASED EXPENSES (CONT’D)

(a)	Restricted stock units (cont’d)

A continuity of RSUs is as follows:

	RSUs	RSUs
	Granted	Vested	Amount
	#	#	$

September 30, 2022	7,000,000	2,071,233	6,432,493
Vested	—	7,000,000	—
Excercised	—	—	—
September 30, 2023	7,000,000	9,071,233	6,432,493
Issued	49,975,200	—	10,941,233
Vested	-	25,879,100	—
Excercised	(22,379,100)	(22,379,100)	(4,531,394)
September 30, 2024	34,596,100	12,571,233	12,842,332

During the year ended September 30, 2024, share-based compensation expense for the Company’s RSUs was $4,531,394 (2023 - $Nil). The fair value of each share-based payment transactions was estimated on the date of the grant, based on the present value of the present value of the underlying equity, with the following weighted-average assumptions:

	April 30, 2024	June 3, 2024

Estimated stock price at time of grant	$0.26	$0.26
Number of periods to exercise, in years	$5.00	$5.00
Compounded risk-free rate	3.92%	3.59%
Discount for lack of marketability	16%	16%

As at September 30, 2024 a total of 12,571,233 (2023 – 9,071,233) RSUs had vested.

12.	DIGITAL CURRENCY

The Company holds digital currencies, consisting of Bitcoin cryptocurrency, which are accounted for as intangible assets with an indefinite useful life in accordance with IAS 38. The digital currencies are initially recognized at cost and subsequently measured at fair value.

The Company revalues its digital currencies at the end of each reporting period based on their fair value. The fair value is determined using the quoted price in an active market at the reporting date. Any revaluation gain or loss arising from changes in the fair value is recognized in the consolidated statements of loss and comprehensive loss.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

12.	DIGITAL CURRENCY (CONT’D)

The table below reconciles the opening and ending balances of digital assets in USD:

	Coins	Amount
	#	$

Balance, as at September 30, 2022	38.92	756,332
Cryptocurrency mined, net of pool mining fees	335.00	8,084,211
Sold	(370.26)	(8,810,094)
Realized gain	—	58,320
Revaluation gain	—	1,589
Balance, as at September 30, 2023	3.66	90,358

Cryptocurrency mined, net of pool mining fees	293.65	15,607,000
Sold	(259.30)	(13,416,797)
Other	—	(10,663)
Realized loss	—	(19,640)
Revaluation gain	—	240,678
Balance, as at September 30, 2024	38.01	2,490,936

13.	ACQUISITION OF EXANORTH AS

On August 6, 2021, the Company entered into an arrangement with a third party to acquire call options on the issued and outstanding shares of Exanorth AS, along with various rights to lease real estate property on which Exanorth AS conducted its operations, for aggregate consideration of $12,556,913. The Company used the Black-Scholes option pricing model to determine the fair value of the call options as follows: exercise prices of €15,504 to €65,804 (15,192 USD to 64,481 USD) per share; the expected volatility of its common shares was set at 20 to 42% using historical volatility of comparable public companies; the risk-free interest rate was set at -0.04 to 0.54% based on the yield available on government benchmark bonds; the expected life was set at 1.1577 to 1.1761 years; and the dividend yield was set at 0%.

Call options on 66% of Exanorth AS were exercised in conjunction with a Share Purchase Agreement and its subsequent amendments dated October 22, 2021 and included transfers of common shares of the Company, deferred cash consideration, settlement of pre-existing loans, and transaction costs, totaling $8,457,415 in aggregate fair market value.

The remaining 34% was acquired by way of execution of a call option on the remaining 102 shares in Exanorth AS on October 29, 2021 which required the Company to pay $2,547,160 prior to February 25, 2022. Considering the short amount of time before execution of the option and the payment of consideration, no discount was applied.

As part of consideration in the acquisition of the 34%, contingent consideration, dependent on future performance of the Company in the public market, was included and presented as a liability. As the contingent consideration would only result in additional cash consideration to be paid in such an event, management concluded that the acquisition of Exanorth AS had completed.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

13.	ACQUISITION OF EXANORTH AS (CONT’D)

Its fair value was determined to be $1,552,338 based on a third-party valuation report along with management’s best estimate of the likelihood of occurrence of said future performance at the reporting date. The contingent consideration was subsequently revalued to $1,760,547 resulting in a gain of $139,453.

As at September 30, 2024, there has been no further change to the fair value of the contingent consideration, as there have been no changes in the underlying circumstances affecting management’s previous estimate of fair value.

14.	INCOME TAX

The Company has assessed its tax position as at September 30, 2024, and for the year then ended. Based on this assessment, the Company has determined that there is no income tax expense for the current reporting period.

The reconciliation of the Canadian statutory income tax rate to the effective tax rate is as follows:

	2024	2023
Net loss before income taxes	(11,278,649)	(12,210,558)
Statutory tax rate	26.5%	26.5%
Statutory income tax recovery	(2,988,842)	(3,235,798)
Non-deductible expenses	—	—
Non-taxable income	—	—
Tax loss carry forward	(2,988,842)	(3,235,798)
Non-recognition of income tax recovery on losses	2,988,842	3,235,798
Income tax expense	—	—

The Company performs its income tax reconciliation using the effective income tax rate of the parent, which is 26.5%. The Company’s operating subsidiary’s effective income tax rate is 22%. A continuity of losses at the parent level is as follows:

Year of losses	Year of expiry	Amount
		$

2021	2041	4,251,671
2022	2042	10,096,810
2023	2043	3,235,798
2024	2044	2,988,842
		20,573,121

The operating subsidiary has tax loss carry-forwards of kr 87,657,528 {$8,342,139} (2023 – kr 79,850,154 {$7,517,077}) which do not expire so long as the entity continues to operate within the same business as determined by the government authority.

The Company recognizes a valuation allowance in the full amount of the tax loss carry forward as at September 30, 2024 and 2023.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

14.	INCOME TAX (CONT’D)

In accordance with IAS 12, Income Taxes, the Company recognizes deferred tax assets only when it is probable that sufficient taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits can be utilized. As of the reporting date, the Company concluded that such criteria were not met. Due to the uncertainty regarding the realization of deferred tax assets in future periods, the Company has not recognized any deferred tax assets in the consolidated financial statements.

15.	LOSS PER SHARE

	2024	2023
	$	$
Basic net loss per share
Numerator
Net loss attributable to shareholders	(11,278,649)	(12,210,558)
Denominator
Weighted-average common shares outstanding	312,661,317	309,582,563
Basic net loss per share attributable to shareholders	(0.04)	(0.04)
Diluted net loss per share attributable to shareholders	(0.04)	(0.04)

16.	CONSTRUCTION IN PROGRESS

Construction in progress consists of buildings, utilities and other infrastructure which is in the process of being constructed for use in continuing operations. As at and for the year ended September 30, 2024, these assets have not yet been deployed in the active business, and as such have not been amortized.

Refer to Note 18 for these details.

17.	INDIRECT TAXES RECOVERABLE

Indirect taxes recoverable consists of all accounts tracking value-added taxes payable and recoverable

	2024	2023
	$	$

VAT recoverable	301,188	257,422
GST/HST recoverable	106,571	40,844
Advance tax withholding	(5,447)	(3,528)
	402,312	294,738

The VAT recoverable was derived from the business operations of Exanorth. The GST/HST recoverable is derived from the portion of sales taxes paid by Bitzero Blockchain Inc. that are eligible for recovery in connection with its role as a management company providing services to the Company during the years ended September 30, 2024 and 2023.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

18.	PROPERTY, PLANT AND EQUIPMENT

			Private	Technology	Mining		Construction
	Land	Buildings	utilities	infrastructure	Equipment	Sub-total	in-progress	Total
	$	$	$	$	$	$	$	$
COST
Balance, September 30, 2022	449,232	1,048,969	5,849,525	104,281	32,488,735	39,940,742	3,213,162	43,153,904
Additions	-	329,141	2,901,389	1,042,809	332,903	4,606,242	(1,971,067)	2,635,175
Disposals	-	—	—	(1,487)	—	(1,487)	—	(1,487)
Translation adjustments and reclassifications	(1,540)	11,996	(44,866)	(1,078)	(251,061)	(286,549)	(24,545)	(311,094)
Balance, September 30, 2023	447,692	1,390,106	8,706,048	1,144,525	32,570,577	44,258,948	1,217,550	45,476,498
Additions (Note (a) )	4,443	9,193	796,870	11,697	3,496,605	4,318,808	3,961,936	8,280,744
Translation adjustments and reclassifications	(135)	(280)	(24,268)	(356)	(106,485)	(131,524)	(79,341)	(210,865)
Balance, September 30, 2024	452,000	1,399,019	9,478,650	1,155,866	35,960,697	48,446,232	5,100,145	53,546,377

ACCUMULATED AMORTIZATION
Balance, September 30, 2022	—	157,674	153,993	2,837	4,079,921	4,394,425	—	4,394,425
Additions	—	195,687	379,531	44,702	10,155,351	10,775,271	—	10,775,271
Translation adjustments and reclassifications	—	75,227	73,471	1,354	1,957,146	2,107,198	—	2,107,198
Balance, September 30, 2023	—	428,588	606,995	48,893	16,192,418	17,276,894	—	17,276,894
Additions	—	146,765	727,183	77,085	10,651,819	11,602,852	—	11,602,852
Balance, September 30, 2024	—	575,353	1,334,178	125,978	26,844,237	28,879,746	—	28,879,746

ACCUMULATED IMPAIRMENT
Balance, September 30, 2022	—	60	217,698	7,835	2,201,281	2,426,874	—	2,426,874
Balance, September 30, 2023	—	60	217,698	7,835	2,201,281	2,426,874	—	2,426,874
Balance, September 30, 2024	—	60	217,698	7,835	2,201,281	2,426,874	—	2,426,874

NET BOOK VALUE
Balance, September 30, 2022	449,232	891,235	5,477,834	93,609	26,207,533	33,119,443	3,213,162	36,332,605
Balance, September 30, 2023	447,692	961,458	7,881,355	1,087,797	14,176,878	24,555,180	1,217,550	25,772,730
Balance, September 30, 2024	452,000	823,606	7,926,774	1,022,053	6,915,179	17,139,612	5,100,145	22,239,757

Note(a)	Included in the additions are miners and other assets amounting to $119,000 received from one of the customers as per settlement agreement. Refer to Note 22.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

19.	RIGHT-OF-USE ASSETS

Exanorth has a right-of-use asset that arises from a contract to lease equipment to be deployed and utilized at the data mining center. This right-of-use asset is amortized using straight-line method from the commencement date of the lease to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term, which is 34 months.

The Company’s right-of-use assets also includes office leases entered into by Bitzero ND I, LLC and Bitzero ND II, LLC. These office leases are for the North Dakota office space locations which have been leased for a period of 60 months. The lease for Bitzero ND II, LLC was cancelled in during the year ended September 30, 2024.

The following tables summarize the Company’s right-of-use assets:

	Opening	Additions	Closing
2024	balance	(dispositions)	balance
	$	$	$
COST
Transformer housing and container for Exanorth	2,485,297	—	2,485,297
Office space for ND I	289,133	—	289,133
Office space for ND II	262,632	(262,632)	—
	3,037,062	(262,632)	2,774,430
ACCUMULATED AMORTIZATION
Transformer housing and container for Exanorth	808,152	911,402	1,719,554
Office space for ND I	60,391	57,826	118,217
Office space for ND II	61,280	(61,280)	—
	929,823	907,948	1,837,771
NET BOOK VALUE
Transformer housing and container for Exanorth	1,677,145	(911,402)	765,743
Office space for ND I	228,742	(57,826)	170,916
Office space for ND II	201,352	(201,352)	—
	2,107,239	(1,170,580)	936,659

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

19.	RIGHT-OF-USE ASSETS (CONT’D)

	Opening	Additions	Closing
2023	balance	(dispositions)	balance
	$	$	$
COST
Transformer housing and container for Exanorth	—	2,485,297	2,485,297
Office space for ND I	153,862	135,271	289,133
Office space for ND II	259,434	3,198	262,632
	413,296	2,623,766	3,037,062
ACCUMULATED AMORTIZATION
Transformer housing and container for Exanorth	—	808,152	808,152
Office space for ND I	2,564	57,827	60,391
Office space for ND II	8,646	52,634	61,280
	11,210	918,613	929,823
NET BOOK VALUE
Transformer housing and container for Exanorth	—	1,677,145	1,677,145
Office space for ND I	151,298	77,444	228,742
Office space for ND II	250,788	(49,436)	201,352
	402,086	1,705,153	2,107,239

20.	RELATED PARTY DISCLOSURES

(a)	Key management personnel transactions

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly, and includes Chief Executive Officer, Chief Financial Officer, Chief Technical Officer. Amounts owing to related parties consists of amounts due to key management.

During the years ended September 30, 2024 and 2023, key management personnel compensation consisted of short-term and long-term benefits and remuneration, and was classified as follows:

	2024	2023
	$	$

Total compensation paid to key management	223,481	1,874,257
Share-based payments	4,879,221	717,254
	5,102,702	2,591,511

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

20.	RELATED PARTY DISCLOSURES (CONT’D)

(a)	Key management personnel transactions (cont’d)

As of September 30, 2024 and 2023, amounts due to related parties consisted of the following:

	2024	2023
	$	$

Balances included in accounts and other payables	213,119	68,217
Balances included in related party advances	66,950	116,950
Balances included in convertible debentures	1,364,013	1,180,856
	1,644,082	1,366,023

The balances are unsecured, due on demand and bear no interest, unless otherwise disclosed.

(b)	Key management dispute

The Company filed a lawsuit against its former CEO, for employment-related matters. The former CEO has filed a countersuit for damages against the Company. The likelihood and magnitude of the amounts in dispute are not determinable as at the date of these consolidated financial statements and, as such, no provision has been recorded thereon.

(c)	Convertible debentures

On August 10, 2021, the Company obtained an unsecured convertible loan from the Company’s CEO, (“CEO Loan”), in the principal amount of $1,000,000. The CEO Loan shall bear no interest prior to the maturity date. As and from the maturity date, any outstanding balance of the loan shall bear interest at an annual rate of 15% per annum, compounded semi-annually. The Company must repay the loan immediately upon the earliest of the date (the “Maturity Date”) or the occurrence of the following events: (i) the Company receiving gross funds from investors participating in the Company’s current round of equity financing totaling $10,000,000 or more, or (ii) the Company having public market value/capitalization on a recognized Canadian stock exchange of at least $50,000,000 or (iii) CEO ceasing to be the Chairman and CEO of the Company for any reason whatsoever, other than his voluntary resignation.

After the Maturity Date, the Company may also elect, at its sole discretion, to convert the amount of the loan in whole or in part into common shares of the Company at a price of CAD $0.40 per common share.

The Company allocated the proceeds of $1,000,000 as follows: first to liability component for $945,267, with the residual value to the equity component for $54,733. The debenture has not been converted or repaid subsequent to the year end.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

21.	BORROWINGS AND PAYABLES

(a)	Accounts and other payables

	2024	2023
	$	$

Trade payable	6,312,889	3,084,878
Accrued liabilities	578,127	20,944
Wages and remittances payable	16,540	10,692
Settlement amount due, current portion	770,630	1,181,334
Settlement amount due, non-current portion	3,038,387	-
	10,716,573	4,297,848

The Company entered into a settlement agreement with a customer, for hosting services, relating to deposits received in advance amounting to $5.1M approximately. The deposit related to increase in megawatt supply and related services. The Company has agreed to repay $500,000 in March 2025, $561,680 in upon refund of deposits from the Company’s energy provider, and the remaining amount in 27 monthly installments of $150,000 until July 2027; the impact of discounting amounting to $1,252,663 is presented in income statement as a separate line item. (refer Note 22 for other terms of settlement).

The undiscounted payment schedule, discounted value, and segregation between current and non-current portions of the settlement amount are as follows:

Year	Amount
$

2025	(1,250,000)
2026	(2,361,680)
2027	(1,450,000)
Settlement value, undiscounted	(5,061,680)
Discount rate	20%
Settlement value, discounted	3,809,017
Current portion	770,630
Non-current portion	3,038,387

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

21.	BORROWINGS AND PAYABLES (CONT’D)

(b)	Lease liabilities

The Company has entered into several lease agreements in accordance with IFRS 16, Leases, pertaining to its right-of-use assets (Note 19). As of September 30, 2024, the liabilities arising from these leases were assessed as follows:

	2024	2023
	$	$

Opening aggregate lease liability	2,637,472	399,520
Recognition of lease liability	—	2,692,488
Cancellations	(171,408)	—
Interest	337,213	354,948
Repaid during the year	(685,738)	(809,484)
Closing aggregate lease liability	2,117,539	2,637,472
Current portion	1,996,027	379,700
Non-current portion	121,512	2,257,772

The weighted average incremental rates during the year ended September 30, 2024 is 15% (2023 – 15%) per annum. During the year, the office space lease for Bitzero ND II was cancelled. The remaining leases mature in June 2025 and September 2027.

The aggregate undiscounted payment schedule for the lease liabilities are as follows:

Year	Amount
$

2025	2,299,669
2026	67,662
2027	72,478
Gross lease liabilities	2,439,809
Interest on lease liabilities	322,270
Net lease liabilities	2,117,539

22.	ACCOUNTS RECEIVABLE

Included in accounts receivable as at September 30, 2024 is an amount of $4,149,719 representing unpaid invoices issued to two customers for cryptocurrency mining hosting services. In August 2024, Exanorth entered into a settlement agreement with one customer. Under the terms of the settlement, possession and ownership of the mining assets were transferred to Exanorth, resulting in $119,000 being reclassified from accounts receivable to mining assets and VAT recoverable. The remaining accounts receivable from this customer was recorded as a loss of $134,977.

In March 2025, Exanorth entered into a settlement with another customer. Under this agreement, an amount of $3,064,555, corresponding to the invoiced amounts excluding VAT, was written off as a provision for settlement. As part of the terms of settlement, the Company expects to receive equipment having value of $678,138.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

22.	ACCOUNTS RECEIVABLE (CONT’D)

The remaining balance of $831,187, relating to VAT previously charged, continues to be recognized as a receivable, as the Company retains the contractual right to this amount. Management has assessed the recoverable of this amount and considers it to be collectible.

2024
Total outstanding invoiced balance (incl. VAT)	4,149,719
Allocated to mining assets and VAT recoverable	(119,000)
Loss on settlement	(134,977)
Provision for settlement	(2,386,417)
Balance receivable	1,509,325

23.	EQUITY

(a)	Authorized share capital

The Company is authorized to issue an unlimited number of common shares, with no par values.

(b)	Issued and outstanding share capital

Share issuances	Shares	Share capital
	#	$

Balance as at September 30, 2022 and 2023	309,582,563	76,931,052

June 4, 2024	7,000,000	1,160,853
September 6, 2024	1,000,000	200,000
September 12, 2024	15,379,100	3,370,541
	23,379,100	4,731,394
Balance as at September 30, 2024	332,961,663	81,662,446

During the year ended September 30, 2023, there were no changes in Company’s share capital. During the year ended September 30, 2024, the Company issued 23,379,100 new shares, increasing its share capital by $4,731,394. Details regarding the 2024 shares issuances are as follows:

	Shares	Price	Proceeds	Share capital
	#	$	$	$

Exercise of RSUs	22,379,100	n/a	n/a	4,531,394
Legal settlement	1,000,000	0.20	n/a	200,000
	23,379,100		—	4,731,394

On September 6, 2024, the Company issued 1,000,000 shares to a shareholder in connection with the settlement of obligations related to the acquisition of Exanorth, as described in Note 13, under a settlement agreement signed in June 2024.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

23.	EQUITY (CONT’D)

(b)	Issued and outstanding share capital (cont’d)

As part of the June 2024 settlement between Exanorth and a shareholder, the parties agreed that the shareholder will sell to Exanorth all owned shares in KlimaCloud AS (“KlimaCloud”) pursuant to a share purchase agreement (“SPA”) to be executed on market terms, for a total consideration of kr 2,000,000 ($190,335) in cash and the transfer of 1,000,000 shares in Bitzero. As of September 30, 2024, the SPA had not been executed, the kr 2,000,000 ($190,335) had not been paid, and the transfer of shares in KlimaCloud had not occurred.

(c)	Options

The Company has a stock option plan (the “Stock Option Plan”) under which the Board of Directors may grant to directors, officers, employees and technical consultants to the Company non-transferable options to purchase common shares, exercisable for periods of 3 to 5 years from the date of the grant.

A summary of the stock options is as follows:

		Weighted-
		average exercise
	Number	price	Amount
	#	$	$

Balance, September 30, 2022	31,558,255	0.28	5,433,466
Granted	—	—	—
Cancelled	—	—	—
Balance, September 30, 2023	31,558,255	0.28	5,433,466
Granted, July 7, 2024	500,000	0.20	109,247
Cancelled	(20,994,320)	0.34	(2,638,325)
Balance, September 30, 2024	11,063,935	0.16	2,904,388
Exercisable	10,563,935	0.16	2,795,142

		Weighted-	Weighted-
Vesting	Options	average exercise	average
Conditions	outstanding	price	remaining life
	#	$	$

Immediately	4,113,935	0.05	1.60
1/3 per year from grant date	3,050,000	0.05	1.60
Immediately	1,700,000	0.40	2.78
Immediately	1,500,000	0.40	2.43
Immediately	200,000	0.40	2.50
Subsidiary reaches revenue of EUR 4 million	500,000	0.20	4.69
Outstanding, September 30, 2024	11,063,935	0.16	2.05
Exercisable, September 30, 2024	10,563,935	0.16	1.93

During the 2024 period, 20,994,320 stock options were cancelled due to non-compliance or departure of certain option holders, or the issuance of RSUs.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

23.	EQUITY (CONT’D)

(c)	Options (cont’d)

The fair value of each share-based payment transaction was estimated on the date of the grant, as determined by using the Black-Scholes option pricing model with the following weighted average assumptions:

July 7, 2024
5-year

Estimated stock price at time of grant	$0.26
Exercise price of the option	$0.20
Number of periods to exercise, in years	5.00
Compounded risk-free rate	3.43%
Expected volatility	115%
Dividend yield	0%

24.	CONTINGENT LIABILITIES

In addition to the matter disclosed in Note 20, the Company is involved in the following legal proceedings.

On February 7, 2024, a lawsuit was filed in North Dakota against the Company alleging breach of an unsigned employment contract, with claims totaling $1,258,567 plus interest and costs. The Company is contesting the matter, and the outcome cannot presently be determined.

On May 14, 2025, a construction lien dispute was filed in North Dakota seeking $131,545 for work performed prior to the Company’s property acquisition. The claim is being disputed, and the parties are currently engaged in settlement discussions.

Management has concluded that the outcome of these proceedings cannot be determined and no provisions have been recorded.

25.	FINANCIAL INSTRUMENTS

(a)	Classes and categories of financial instruments and their fair values

The following table combines information about: (i) Classes of financial instruments based on their nature and characteristics, (ii) The carrying amounts of financial instruments, (iii) Fair values of financial instruments, and (iv) Fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable: (i) Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities, (ii) Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices), and (iii) Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

25.	FINANCIAL INSTRUMENTS (CONT’D)

(a)	Classes and categories of financial instruments and their fair values (cont’d)

Financial assets

		FVTPL -
		mandatorily		FVOCI -	Amortized
2024	Level	measured	FVOCI	designated	cost
		$	$	$	$

Accounts receivable	N/A	—	—	—	1,509,325
Cash and cash equivalents	N/A	—	—	—	687,226
		—	—	—	2,196,551

		FVTPL -
		mandatorily		FVOCI -	Amortized
2023	Level	measured	FVOCI	designated	cost
		$	$	$	$

Accounts receivable	N/A	—	—	—	1,320,301
Cash and cash equivalents	N/A	—	—	—	1,315,707
		—	—	—	2,636,008

Financial liabilities

				FVTPL -
			FVTPL -	mandatorily	Amortized
2024	Level		designated	measured	cost
	#		$	$	$

Accounts and other payables	N/A		—	—	7,678,186
Settlement liability	N/A		—	—	3,038,387
Contingent consideration payable	Level 2, Note 13		—	1,760,547	—
Lease liability	N/A		—	—	2,117,539
Related party advances	N/A		—	—	66,950
Convertible debentures	N/A		—	—	1,364,013
			—	1,760,547	14,265,075

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

25.	FINANCIAL INSTRUMENTS (CONT’D)

(a)	Classes and categories of financial instruments and their fair values (cont’d)

Financial liabilities (cont’d)

			FVTPL -
		FVTPL -	mandatorily	Amortized
2023	Level	designated	measured	cost
	#	$	$	$

Accounts and other payables	N/A	—	—	4,297,848
Contingent consideration payable	Level 2, Note 13	—	1,760,547	—
Lease liability	N/A	—	—	2,637,472
Related party advances	N/A	—	—	116,950
Convertible debentures	N/A	—	—	1,180,856
		—	1,760,547	8,233,126

(b)	Transfers

There were no transfers between Level 1, 2 and 3 during the current or prior year.

(c)	Financial risk management

The Company has exposure to credit risk, liquidity risk, and market risk arising from financial instruments. Management considers credit risk and market risk to be low.

Risk management framework

The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The board of directors has established the risk management committee, which is responsible for developing and monitoring the Company’s risk management policies. The committee reports regularly to the board of directors on its activities.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on liabilities (other than trade payables) over the next 60 days.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

25.	FINANCIAL INSTRUMENTS (CONT’D)

(c)	Financial risk management (cont’d)

Liquidity risk (cont’d)

The Company also monitors the level of expected cash inflows on trade and other receivables, together with the expected outflows on trade and other payables.

The Company’s exposure to liquidity risk is $16,025,622 as at September 30, 2024 (2023 – $9,993,673), for which the Company has cash of $687,226 on hand to satisfy its liabilities (2023 – $1,315,707). There have been no changes to the method for managing liquidity risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. In order to reduce its credit risk, the Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. No allowance for doubtful accounts was recorded in 2024 or 2023. Provisions were recognized for invoices to hosting customers considered uncollectible, as described in Note 22.

Cash and cash equivalents are held with reputable financial institutions. Counterparty exposure is monitored and considered low. Digital currencies are not financial assets and are outside expected credit loss measurement. Credit exposure is considered low as the Company extracts digital currencies from its mining pool on a daily basis. Prepaids and deposits consist of advances to vendors and refundable deposits. Counterparties are assessed and monitored, and no loss allowance has been recognized.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency rate risk, interest rate risk and other price risk. The Company is mainly exposed to interest rate and currency risk.

Foreign currency risk

The Company is exposed to foreign currency risk primarily through its operations in multiple jurisdictions and transactions denominated in currencies other than its functional currency. Foreign currency risk arises from recognized assets and liabilities, as well as future commercial transactions that are denominated in a currency different from the functional currency of the Company entities. The Company monitors its exposure to foreign currency risk on an ongoing basis and uses derivative financial instruments, such as forward exchange contracts, to hedge significant foreign currency exposures when considered appropriate. The effectiveness of these hedging instruments is assessed regularly. However, the Company does not hedge all of its foreign currency exposures, and fluctuations in exchange rates could have a material impact on the Company’s financial performance and position.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

25.	FINANCIAL INSTRUMENTS (CONT’D)

(c)	Financial risk management (cont’d)

Interest rate risk

The Company’s exposure to interest rate risk arises primarily from its variable-rate borrowings and lease liabilities. Changes in market interest rates can affect the Company’s interest expense and the value of its financial liabilities. To manage interest rate risk, the Company may enter into interest rate swap agreements to convert variable-rate debt into fixed-rate debt, thereby reducing exposure to fluctuations in interest rates. Management regularly reviews the interest rate exposure and considers the potential impact of interest rate movements on its financial performance. However, there can be no assurance that these measures will fully mitigate the impact of interest rate fluctuations.

Digital currency risk

The Company is exposed to digital currency risk due to its holdings and transactions in cryptocurrencies. Digital currency risk arises from the volatility in the market prices of cryptocurrencies, which can fluctuate significantly due to various factors, including market demand, regulatory developments, and macroeconomic trends.

The Company manages its digital currency risk by monitoring market conditions and may engage in hedging activities, such as entering into derivative contracts, to mitigate the impact of adverse price movements. However, given the inherent volatility and the relatively nascent nature of digital currency markets, there remains a significant risk that the value of the Company’s digital assets could experience substantial fluctuations, which could materially affect the Company’s financial performance and position.

Custody risk

The Company mines digital assets through a pool and transfers rewards from the pool to Company-controlled private wallets on a daily basis, and safeguards these holdings through a tiered wallet structure. Transactions are subject to segregation of duties and role-based approvals. Private keys are generated in controlled environments with encrypted, geographically separated backups and periodically refreshed. The Company does not use a third-party custodian to hold digital assets and exposure to the pool is minimized through daily withdrawals and monitoring. Wallet activity is reconciled and reviewed by management.

Loss of access risk

The loss of access to the private keys associated with the Company’s Bitcoin holdings may be irreversible and could adversely affect an investment. An amount of Bitcoin is spendable only by whoever possesses the private key associated with the address on which the Bitcoin is held. To the extent a private key is lost, destroyed, or otherwise compromised, and no backup is accessible, the Company may be unable to access the associated Bitcoin. To mitigate this, the wallets are designed such that no single key, device, or individual is critical, encrypted back-ups and/or key-share arrangements are maintained in secure locations to enable controlled recovery.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

25.	FINANCIAL INSTRUMENTS (CONT’D)

(c)	Financial risk management (cont’d)

Loss of access risk (cont’d)

Management reviews recoverability regularly. As of September 30, 2024, 38.01 Bitcoin equivalent to $2,490,936 is held in private wallets (September 30, 2023 – 3.66 Bitcoin equivalent to $90,358).

26.	CAPITAL MANAGEMENT

The Company defines capital as its equity. The Company’s objective when managing capital is: (i) to safeguard the ability to continue as a going concern so that it can continue to provide returns to shareholders and benefits to other stakeholders; and (ii) to provide an adequate return to shareholders by obtaining an appropriate amount of financing commensurate with the level of risk. The Company sets the amount of capital in proportion to the risk. The Company manages its capital structure and adjusts in light of the changes in economic conditions and the characteristic risk of underlying assets.

To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares, or sell assets to reduce debt. The Company is not subject to any externally imposed capital requirements. The Company’s objective is met by retaining adequate liquidity to provide for the possibility that cash flows from assets will not be sufficient to meet operational, investing, and financing requirements. There have been no changes to the Company’s capital management policies during the year ended September 30, 2023 and 2024.

27.	SUBSEQUENT EVENTS

(a)	Direct subscriptions

Following the year end, the Company completed two capital raises, issuing a total of 36,536,750 common shares at prices of $0.20 and $0.40 per share for gross proceeds of $7,511,700.

(b)	Share-based settlement for services

Between December 2024 and February 2025, the Company issued 750,000 common shares to advisors in exchange for services at a stated issue price of $0.20 per share, representing an aggregate value of $150,000.

(c)	Other settlement

As part of a settlement entered into in March 2025 with a hosting customer, mining equipment, including data containers, transformers and miners with an estimated value of $678,138 was transferred from the customer to Exanorth.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

27.	SUBSEQUENT EVENTS (CONT’D)

(d)	Share-based settlement

On July 28, 2025, the Company issued 63,907 common shares in connection to a settlement agreement with an existing shareholder at a stated price of $0.60 per share.

(e)	Private placements

Between August and October 2025, the Company closed brokered private placements totaling 2,637,500 units for gross proceeds of $1,075,000. Each unit comprises one convertible debenture and one common share purchase warrant. The convertible debentures bear interest at 15 percent per annum from issuance to the earlier of holder-elected conversion or three years from the date of issuance and are convertible into one common share at $0.40 per share. Each warrant entitles the holder to acquire one common share at an exercise price of $0.50 per share for two years from the date of issuance.

During October 2025, the Company closed a brokered private placement totaling 3,750,000 units for gross proceeds of $1,500,000. Each unit comprises one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.40 per share for 2 years from the date of issuance.

(f)	Issuance of RSUs

Between January and October 2025, the Company granted 68,380,000 RSUs at stated prices of $0.20 and $0.40, with each unit being convertible into one common share upon exercise by the holder. The RSUs vest upon completion of the Company’s reverse takeover, the closing date of its Finland property, or immediately.

(g)	Issuance of convertible debt

In October 2025, the Company issued convertible debentures for gross proceeds totalling $2,853,990. The convertible debenture entitles the holder to interest at 10% per annum on the subscribed amount from the date of its issuance to the earlier of: (i) its conversion at the sole discretion of the holder, or (ii) 18 months after its issue date. Each convertible debenture converts at $0.40 per common share of the Company.

(h)	Finland subsidiary

On January 23, 2025, the Company purchased 100 shares of Ahold XVIII Oy, domiciled in Finland, representing 100% of issued share capital of the acquiree. The Company’s intent is to expand its operations into Finland at a later date.

(i)	Contingent consideration

Subsequent to the reporting date, there have been no changes to status of the settlement with a shareholder. The contingent consideration described in Note 13 remains outstanding, the SPA has not been executed, the kr 2,000,000 ($190,335) cash payment has not been made, and the transfer of KlimaCloud shares has not occurred.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2024 and 2023

27.	SUBSEQUENT EVENTS (CONT’D)

(j)	Senior secured loan

In June 2025, Bitzero Blockchain Inc. entered into a senior secured loan and guaranty agreement with a syndicate of lenders providing for up to $25 million in debt financing, to be advanced in two tranches. The initial tranche of $17,510,000 was approved and net proceeds of $16,190,944 were received on August 1, 2025, after deducting the original issue discount and professional fees.

An additional delayed draw facility of up to $8,240,000 is available at the lenders’ discretion; lenders are not obligated to fund any delayed draw, and any advance, if elected by the lenders, is subject to (i) timely delivery of a borrowing notice, (ii) the total delayed draw borrowings not exceeding the available capacity, (iii) completion of due diligence, site visits and underwriting and receipt of credit approval, and (iv) the absence of any default or event of default at the time of funding.

The loan bears interest at the greater of (i) Term SOFR plus 11% per annum and (ii) 14% per annum, payable monthly in arrears. It matures 36 months from closing, with principal amortization commencing six months after the initial funding date.

In connection with the financing, the Company issued warrants to the lenders entitling them to acquire, in aggregate, 25,534,972 common shares (consisting of 19,559,862 as part of the first tranche and 5,974,930 as part of the second tranche) at an exercise price of $0.01 per share, expiring in five years. The warrants are subject to customary anti-dilution and ratchet provisions and may be exercised on a cash or cashless basis.

Schedule “C”

Pro Forma Financial Statements

BitZero Holdings Inc.

(formerly WBM Capital Corp.)

Pro Forma Consolidated Statement of Financial Position

As at July 31, 2025

(expressed in United States Dollars, unless otherwise stated)

(Unaudited)

BitZero Holdings Inc. (formerly WBM Capital Corp.)

As at July 31, 2025

(Unaudited)

Pro Forma Consolidated Statement of Financial Position	3

Notes to the Pro Forma Consolidated Statement of Financial Position	4

Expressed in United States Dollars, unless otherwise stated	Page 2 of 13

BitZero Holdings Inc. (formerly WBM Capital Corp.)

Pro Forma Consolidated Statement of Financial Position As at July 31, 2025

(Unaudited)

	Bitzero
	Blockchain	WBM Capital
	Inc. as at	Corp. as at	Pro forma		Pro forma
	30-Jun-25	31-Jul-25	adjustments	Note(s)	consolidated
	$	$	$		$
ASSETS
Non-current
Property, plant and equipment	20,362,134	—			20,362,134
Construction in progress	3,117,987	—			3,117,987
Prepaids and deposits	1,637,496	—			1,637,496
	25,117,617	—	—		25,117,617
Current
Indirect taxes recoverable	891,091	—			891,091
Prepaids and deposits	733,875	—			733,875
Accounts receivable	55,783	—			55,783
Digital currency	2,180,273	—			2,180,273
Cash and cash equivalents	228,011	12,289	847,045	4(b)
			1,075,000	4(d)
			1,500,000	4(e)
			16,190,944	4(f)
			8,000,000	4(f)
			2,853,990	4(g)	30,707,279
	4,089,033	12,289	30,466,979		34,568,301
TOTAL ASSETS	29,206,650	12,289	30,466,979		59,685,918

EQUITY AND LIABILITIES
Equity
Share capital	94,467,272	522,152	(522,152)	4(a)(j)
			847,045	4(b)
			5,700,000	4(c)
			11,450,804	4(c)
			809,242	4(e)
			700,000	4(i)	113,974,363
Contributed surplus	12,540,775	—	142,596	4(a)
			(5,700,000)	4(c)
			4,912,199	4(c)
			(11,450,804)	4(c)
			428,535	4(d)
			690,758	4(e)
			10,008,425	4(f)
			2,254,147	4(f)
			184,244	4(g)
			431,291	4(i)	14,442,166
Debenture reserve	54,733	—			54,733
Other reserves	—	4,875,351	(4,875,351)	4(a)	—
Accumulated other comprehensive loss	(10,200,379)	—			(10,200,379)
Accumulated losses	(79,703,841)	(5,479,282)	5,491,571	4(a)
			(142,596)	4(a)
			(4,912,199)	4(c)
			(1,319,056)	4(f)
			(245,000)	4(f)
			(268,900)	4(f)
			(1,131,291)	4(i)
			(110,000)	4(k)	(87,820,594)
Total equity	17,158,560	(81,779)	13,373,508		30,450,289

Non-current liabilities
Settlement liability, non-current portion	1,511,783	—			1,511,783
Loans payable, non-current portion	—	—	10,560,197	4(f)	10,560,197
	1,511,783	—	10,560,197		12,071,980
Current liabilities
Accounts and other payables	6,706,344	94,068	(94,068)	4(j)
			110,000	4(k)	6,816,344
Liability to issue common shares	400,000	—			400,000
Contingent consideration payable	1,760,547	—			1,760,547
Interest payable	—	—	268,900	4(f)	268,900
Loans payable, current portion	—	—	2,932,231	4(f)	2,932,231
Related party advances	148,571	—			148,571
Convertible debentures	1,520,845	—	646,465	4(d)
			2,669,746	4(g)	4,837,056
	10,536,307	94,068	6,533,274		17,163,649
Total liabilities	12,048,090	94,068	17,093,471		29,235,629
TOTAL EQUITY AND LIABILITIES	29,206,650	12,289	30,466,979		59,685,918

The accompanying notes are an integral part of and should be read in conjunction with this pro forma consolidated statement of financial position.	Page 3 of 13

BitZero Holdings Inc. (formerly WBM Capital Corp.)

Notes to the Pro Forma Consolidated Statement of Financial Position As at July 31, 2025

(Unaudited)

1.	BACKGROUND

(a)	General

The unaudited pro forma consolidated financial statements of BitZero Holdings Inc. (the “Company” or “BitZero”) have been prepared by management to reflect the acquisition of WBM Capital Corp. (“WBM”) by Bitzero Blockchain Inc. (“BBI”, the acquirer, for accounting purposes) after giving effect to the proposed transaction (the “Transaction”, Note 3).

Following completion of the Transaction, the resulting issuer will change its name to “BitZero Holdings Inc.” and be listed on the Canadian Securities Exchange (“CSE”) under the symbol “BITZ” (the “Resulting Issuer”).

Although the Transaction will result in BBI becoming a wholly-owned subsidiary of WBM, it will constitute a reverse takeover for accounting purposes as the former BBI shareholders will own a substantial majority of the common shares of the Resulting Issuer and all members of the Board of Directors and Management of the Resulting Issuer will be designees of BBI.

Upon completion of the Transaction, the business of the Company will be the continuation of the business of BBI. Completion of the Proposed Transaction is subject to various conditions, including, but not limited to, receipt of approval of the CSE.

(b)	WBM Capital Corp.

WBM Capital Corp. (the “Company” or “WBM”) was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on June 4, 2004. On July 10, 2024, the Company changed its name from Tiidal Gaming Group Corp. to WBM Capital Corp.

The address of the Company’s head, principal, and registered office is located at 300 – 10991 Shellbridge Way, Vancouver, British Columbia V6X 3C6. On June 7, 2024, the Company voluntarily delisted trading of its common shares on the CSE.

WBM has not commenced commercial operations and has no assets other than cash. Continuing operations, as intended, are dependent on its ability to secure equity financing with which it intends to identify and evaluate potential acquisitions of businesses, and once identified and evaluated, to negotiate an acquisition thereof or participation therein subject to receipt of regulatory and, if required, shareholders’ approval.

On August 27, 2025, WBM announced that it had entered into a Letter of Intent with BBI to enable BBI to complete a going-public transaction in Canada.

WBM has applied to list the common shares of the entity resulting from the Transaction on the CSE. Listing on the CSE is subject to the satisfaction of all applicable listing requirements and conditions and the approval of the CSE.

Expressed in United States Dollars, unless otherwise stated	Page 4 of 13

BitZero Holdings Inc. (formerly WBM Capital Corp.)

Notes to the Pro Forma Consolidated Statement of Financial Position As at July 31, 2025

(Unaudited)

1.	BACKGROUND (CONT’D)

(c)	Bitzero Blockchain Inc.

BBI was incorporated under the laws of the Province of British Columbia on April 16, 2021. The Company’s registered office is located at 2416 Main Street, Vancouver, British Columbia, V5T 3E2.

BBI has cryptocurrency mining activities in Norway, solely focused on the mining of Bitcoin. The business of Bitcoin mining focuses on the utilization of specialized equipment to solve complex computational problems to validate transactions on the Bitcoin blockchain and receiving Bitcoin in return for successful services.

These mining activities are conducted by Exanorth AS (“Exanorth”), a Norwegian limited liability entity controlled by BBI, which holds a data center in Norway (the “Data Center”) for the provision of data processing services for the mining of digital currency.

2.	BASIS OF PREPARATION

(a)	General

The unaudited pro forma consolidated statement of financial position has been prepared for illustration purposes only and may not be indicative of the financial results had the Transaction been in effect at the date indicated.

It is management’s opinion that this pro forma consolidated statement of financial position includes all adjustments necessary for the fair presentation of the transactions described herein and are in accordance with International Financial Reporting Standards (“IFRS”) applied on a basis consistent with BBI’s accounting policies.

The unaudited pro forma consolidated statement of financial position has been prepared by management, and, in the opinion of management, includes all adjustments necessary for fair presentation. No adjustments have been made to reflect additional costs or cost savings that could result from the combination of the operations of WBM and BBI, as management does not anticipate any material costs or cost savings as a result of this Transaction.

This pro forma consolidated statement of financial position is not intended to reflect the financial position of the Company that would have actually resulted had the transactions been effected on the date indicated. Furthermore, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Final amounts recorded upon consummation will differ from these pro forma amounts, including the fair value measurement of any liability-classified warrants.

(b)	Statement of loss and comprehensive loss

A pro forma statement of loss and comprehensive loss has not been presented. WBM had no significant operations in the most recent fiscal year or interim period, and the results of operations of the resulting issuer will be substantially those of BBI. Accordingly, management determined that presenting a pro forma statement of loss would not provide additional meaningful information beyond the historical financial statements BBI included elsewhere in this listing statement.

Expressed in United States Dollars, unless otherwise stated	Page 5 of 13

BitZero Holdings Inc. (formerly WBM Capital Corp.)

Notes to the Pro Forma Consolidated Statement of Financial Position As at July 31, 2025

(Unaudited)

2.	BASIS OF PREPARATION (CONT’D)

(c)	Basis of consolidation

The unaudited pro forma consolidated statement of financial position has been compiled from and include:

An unaudited pro forma consolidated statement of financial position as at July 31, 2025 combining the: (i) unaudited statement of financial position of WBM as at July 31, 2025 and (ii) the unaudited statement of financial position of BBI as at June 30, 2025; and

The unaudited pro forma consolidated statement of financial position has been prepared assuming the transaction had occurred on July 31, 2025.

(d)	Foreign currency translation

The functional currency of WBM prior to the Transaction is the Canadian Dollar (“CAD”). Since the functional currency of BBI is the United States Dollar (“USD”), the financial statements of WBM have been translated to United States Dollars based on rates published by the Bank of Canada as follows:

●	Monetary assets and liabilities at the exchange rate of 1.3691

●	Accumulated deficit at the average exchange rate of 1.40531 for the relevant period

●	Equity items other than retained earnings are carried at historical rates under IAS 21

3.	DESCRIPTION OF THE TRANSACTION

The Transaction is structured as a triangular amalgamation involving WBM and a wholly owned subsidiary of WBM, 1555476 B.C. Ltd. (“Subco”), incorporated under the Business Corporations Act (British Columbia), pursuant to which BBI will amalgamate with Subco. The resulting amalgamated entity (“Amalco”) will become a wholly owned subsidiary of WBM.

On November 3, 2025, BBI, WBM and Subco entered into an amalgamation agreement (the “Amalgamation Agreement”) under the Business Corporations Act (British Columbia) to effect the amalgamation contemplated by the letter agreement between WBM and BBI dated August 21, 2025.

At the effective time of the amalgamation, all issued and outstanding BBI common shares will be exchanged for fully paid and non-assessable WBM common shares on the basis of ten (10) BBI common shares for one (1) WBM common share, and all issued and outstanding BBI non-voting shares will be exchanged for fully paid and non-assessable WBM non-voting shares on the basis of ten (10) BBI non-voting shares for one (1) WBM non-voting share.

Outstanding BBI options, restricted share units and warrants will cease to represent rights to acquire BBI shares and will be adjusted to provide rights to acquire WBM common shares in accordance with their terms.

Each issued and outstanding Subco share will be cancelled and replaced by one fully paid and non-assessable Amalco share, and as consideration for the issuance by WBM of WBM shares to former BBI securityholders, Amalco will issue to WBM one Amalco share for each WBM share so issued.

Expressed in United States Dollars, unless otherwise stated	Page 6 of 13

BitZero Holdings Inc. (formerly WBM Capital Corp.)

Notes to the Pro Forma Consolidated Statement of Financial Position As at July 31, 2025

(Unaudited)

3.	DESCRIPTION OF THE TRANSACTION (CONT’D)

As a result of the foregoing, upon issuance of the certificate of amalgamation the former holders of BBI common shares and non-voting shares (other than any dissenting shareholders) will be deemed to be the registered holders of the corresponding WBM securities, and BBI share certificates will cease to represent any claim upon or interest in BBI other than the right to receive the applicable WBM securities in accordance with the Amalgamation Agreement. WBM will be the sole registered and beneficial owner of all issued and outstanding shares of Amalco, which will be a wholly owned subsidiary of WBM. Dissenting shareholders, if any, will be entitled to be paid the fair value of their BBI shares in accordance with the Business Corporations Act (British Columbia).

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

(a)	Reverse takeover and listing expense

The Transaction has been accounted for in accordance with IFRS 2, Share-based Payment. For accounting purposes, the Transaction is treated as a reverse takeover of WBM by BBI. Although WBM is the legal acquirer, the pro forma financial statements reflect BBI as the accounting acquirer because control of the combined entity will reside with the former owners of BBI. The pro forma information is therefore presented as a continuation of the financial statements of BBI.

The Transaction has been reflected in these unaudited pro forma consolidated financial statements as a continuation of BBI, together with a deemed issuance of WBM shares by BBI equal to the number of WBM shares held by WBM’s pre-RTO shareholders immediately after closing. At the effective time, all issued and outstanding BBI common shares and BBI non-voting shares are exchanged for fully paid and non-assessable WBM common shares and WBM non-voting shares at an exchange ratio of ten BBI shares for one WBM share, and BBI equity awards and warrants are adjusted into rights over WBM shares; existing WBM shares remain outstanding.

The fair value of the consideration deemed transferred by BBI to acquire the identifiable net assets of WBM has been measured as the number of WBM common shares held by WBM shareholders immediately after closing multiplied by the fair value per WBM share at the acquisition date. Because there was no active market for WBM at that date and management concluded that the concurrent financing price was not representative, the per-share fair value was determined by reference to observable share-settled transactions and historical pricing for the shell, which indicated approximately C$0.05 per share; translated at the acquisition-date spot rate, this equals $0.036 per share (USD). Based on the number of WBM shares held by legacy WBM shareholders immediately after closing, the fair value of the consideration deemed transferred is $142,596. After deducting the fair value of WBM’s identifiable net assets of $12,289 (as remaining indebtedness is to be settled as described in Note 4(j)), the excess of $142,596 has been recognized as a listing expense in profit or loss. Costs directly attributable to the issuance of new equity instruments have been recorded as a deduction from equity. All other transaction costs have been expensed in profit or loss.

For equity presentation, the consolidated share capital structure reflects that of WBM as the legal parent, while the amounts of retained earnings and other equity balances are those of BBI immediately prior to the Transaction. WBM’s pre-combination accumulated deficit and other reserves do not carry forward in the consolidated balances and has been eliminated on consolidation as part of the capital reorganization. Amalco will be a wholly owned subsidiary of WBM following the amalgamation.

Expressed in United States Dollars, unless otherwise stated	Page 7 of 13

BitZero Holdings Inc. (formerly WBM Capital Corp.)

Notes to the Pro Forma Consolidated Statement of Financial Position As at July 31, 2025

(Unaudited)

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (CONT’D)

(b)	Direct subscriptions

During July and August of 2025, the Company: (i) issued 2,000,000 common shares at $0.20 per common share for aggregate proceeds of $400,000; (ii) issued 1,021,750 common shares at $0.40 per common share for aggregate proceeds of $408,700; and (iii) issued 63,908 common shares at $0.60 per common shares in consideration for settlement of an obligation of $38,345.

(c)	Issuance of RSUs issued and converted

The Company: (i) in September of 2025, issued 11,330,000 RSUs for consulting services rendered, and (ii) in October of 2025, issued 1,000,000 RSUs for consulting services rendered. As a result, the Company recognized share-based compensation expense calculated at the fair value of the share-based payment on the date of the grant, based on the present value of the underlying equity, with the following weighted-average assumptions:

	September 2025	October 2025

Estimated stock price at grant date	$0.40	$0.40
Term, in years	0.23	0.13
Expected volatility	83.22%	83.22%
Risk-free interest rate	3.01%	3.01%
Expected dividend yield	0.00%	0.00%

The aggregate fair value recognized in share-based compensation expense was $4,912,199. As a result, the Company has recorded a decrease in accumulated loss and a corresponding increase to contributed surplus.

In July 2025, 28,500,000 RSUs were exercised and converted into common shares. These RSUs had previously been issued and vested with an aggregate fair value of $5,700,000. As a result, the Company has recorded a decrease of $5,700,000 to contributed surplus with a corresponding increase in share capital.

Upon execution of the Transaction, 45,226,100 RSUs, with an aggregate fair value of $11,450,804, will be converted into common shares. As a result, the Company has recorded a decrease of $11,450,804 to contributed surplus with a corresponding increase in share capital.

(d)	Private placement #1

During October of 2025, the Company closed on the issuance of 2,687,500 units (the “Units”) for gross proceeds of $1,075,000 in a series of brokered private placements. Each Unit consists of one convertible debenture and one common share purchase warrant.

Aggregate proceeds of $1,075,000 was split between convertible debentures and contributed surplus as $646,465 and $428,535, respectively.

Each convertible debenture entitles the holder to interest at 15% per annum on the subscribed amount from the date of its issuance to the earlier of: (i) its conversion at the sole discretion of the holder, or (ii) three years after its issue date. Each convertible debenture converts at $0.40 per common share of the Company.

Expressed in United States Dollars, unless otherwise stated	Page 8 of 13

BitZero Holdings Inc. (formerly WBM Capital Corp.)

Notes to the Pro Forma Consolidated Statement of Financial Position As at July 31, 2025

(Unaudited)

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (CONT’D)

(d)	Private placement #1 (cont’d)

Each common share purchase warrant entitles the holder to acquire one additional share of the Company at a price of $0.50 per share for a period of 2 years. The fair market value of the warrants issued in connection with the Units was calculated using the Black-Scholes model with the following inputs, on a pre-Transaction basis:

2025

Exercise price	$0.50
Term, in years	2.0
Expected volatility	83.22%
Risk-free interest rate	3.01%
Expected dividend yield	—

As both features require the exchange of a fixed amount of cash for a fixed number of common shares and provide only for physical share settlement, they satisfy the fixed-for-fixed criterion in IAS 32; accordingly, no embedded derivative bifurcation is required under IFRS 9.

(e)	Private placement #2

During October of 2025, the Company closed on the issuance of 3,750,000 units (the “Units”) for gross proceeds of $1,500,000 in a brokered private placement. Each Unit consists of one common share and one common share purchase warrant.

Aggregate proceeds of $1,500,000 was split between share capital and contributed surplus as $690,758 and $809,242, respectively.

Each common share purchase warrant entitles the holder to acquire one additional share of the Company at a price of $0.40 per share for a period of 2 years. The fair market value of the warrants issued in connection with the Units was calculated using the Black-Scholes model with the following inputs, on a pre-Transaction basis:

2025

Exercise price	$0.40
Term, in years	2.0
Expected volatility	83.22%
Risk-free interest rate	3.01%
Expected dividend yield	—

As both features require the exchange of a fixed amount of cash for a fixed number of common shares and provide only for physical share settlement, they satisfy the fixed-for-fixed criterion in IAS 32; accordingly, no embedded derivative bifurcation is required under IFRS 9.

(f)	Senior secured loan

In June 2025, Bitzero Blockchain Inc. entered into a senior secured loan and guaranty agreement with a syndicate of lenders providing for up to $25 million in debt financing, to be advanced in two tranches. The initial tranche of $17,510,000 was approved and net proceeds of $16,190,944 were received on August 1, 2025, after deducting the original issue discount and professional fees.

Expressed in United States Dollars, unless otherwise stated	Page 9 of 13

BitZero Holdings Inc. (formerly WBM Capital Corp.)

Notes to the Pro Forma Consolidated Statement of Financial Position As at July 31, 2025

(Unaudited)

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (CONT’D)

(f)	Senior secured loan (cont’d)

The loan bears interest at the greater of (i) Term SOFR plus 11% per annum and (ii) 14% per annum, payable monthly in arrears. It matures 36 months from closing, with principal amortization commencing six months after the initial funding date.

As part of the issuance of the first tranche, the Company has agreed to deem $2,000,000 of the proceeds convertible into common shares of the Company at $0.40 per common share on a pre-Transaction basis. In addition, on the closing of the Transaction, the Company expects approval of the second tranche, consisting of $8,245,000, which is estimated to result in net proceeds of $8,000,000. This amount will be convertible into common shares of the Company at $0.40 per common share on a pre-Transaction basis. The fair market value of the conversion feature on $10,245,000 issued in connection with the loan, expected to result in 25,612,500 common shares (Note 5) was calculated using the Black-Scholes model with the following inputs, on a pre-Transaction basis:

2025

Exercise price	$0.40
Term, in years	3.0
Expected volatility	83.22%
Risk-free interest rate	3.01%
Expected dividend yield	—

In connection with the financing, the Company issued warrants to the lenders entitling them to acquire, in aggregate, 25,534,972 common shares (consisting of 19,559,862 as part of the first tranche and 5,974,930 as part of the second tranche) at an exercise price of $0.01 per share, expiring in five years. The warrants are subject to customary anti-dilution and ratchet provisions and may be exercised on a cash or cashless basis.

As a result of the first tranche, the Company has recorded proceeds of $16,190,944 in cash and cash equivalents, a corresponding amount for contributed surplus and loans payable, and interest expense of $268,900 with a corresponding interest payable. The fair market value of the warrants issued in connection with the loan was calculated using the Black-Scholes model with the following inputs, on a pre-Transaction basis:

2025

Exercise price	$0.01
Term, in years	5.0
Expected volatility	83.22%
Risk-free interest rate	3.01%
Expected dividend yield	—

The warrants are exercisable for a fixed number of shares at a fixed price, subject only to standard capital structure adjustments, and are therefore classified as equity. The grant-date fair value of the warrants of $10,008,425 has been recognized in equity with a corresponding reduction to the carrying amount of loans payable. The resulting debt discount is accreted to profit or loss as interest expense using the effective interest method over the term of the loan. Equity-classified warrants are not subsequently remeasured.

Expressed in United States Dollars, unless otherwise stated	Page 10 of 13

BitZero Holdings Inc. (formerly WBM Capital Corp.)

Notes to the Pro Forma Consolidated Statement of Financial Position As at July 31, 2025

(Unaudited)

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (CONT’D)

(f)	Senior secured loan (cont’d)

In the pro forma consolidated statement of financial position, the senior secured loan is recorded as follows:

	First	Second
	tranche	tranche	Total
	$ Dr. (Cr.)	$ Dr. (Cr.)	$ Dr. (Cr.)

Cash and cash equivalents	17,510,000	8,245,000	25,755,000
Loans payable, current portion	(2,932,231)	—	(2,932,231)
Loans payable, non-current portion	(6,460,458)	(4,099,739)	(10,560,197)
Contributed surplus: warrants	(7,666,482)	(2,341,943)	(10,008,425)
Contributed surplus: conversion feature	(450,829)	(1,803,318)	(2,254,147)
	—	—	—

Cash and cash equivalents	(1,319,056)	(245,000)	(1,564,056)
Accumulated losses	1,319,056	245,000	1,564,056
	—	—	—

(g)	Convertible debenture

During October of 2025, the Company closed on a convertible debenture for $2,853,990. Aggregate proceeds were split between convertible debentures and contributed surplus as $2,669,746 and $184,244, respectively.

The convertible debenture entitles the holder to interest at 10% per annum on the subscribed amount from the date of its issuance to the earlier of: (i) its conversion at the sole discretion of the holder, or (ii) 18 months after its issue date. Each convertible debenture converts at $0.40 per common share of the Company.

Contributed surplus in connection with the convertible debenture was calculated to be $184,244 using the Black-Scholes model with the following inputs, on a pre-Transaction basis:

2025

Exercise price	$0.40
Term, in years	1.5
Expected volatility	83.22%
Risk-free interest rate	3.01%
Expected dividend yield	—

Expressed in United States Dollars, unless otherwise stated	Page 11 of 13

BitZero Holdings Inc. (formerly WBM Capital Corp.)

Notes to the Pro Forma Consolidated Statement of Financial Position As at July 31, 2025

(Unaudited)

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (CONT’D)

(h)	Stock options

During October 2025, 500,000 unvested stock options units were cancelled, as the individual’s employment with the Company was terminated.

(i)	Transaction costs

In connection with the Transaction, the Company will: (i) issue 1,750,000 common shares as payment of commissions to finders and (ii) issue 1,600,000 options for consulting services rendered.

(j)	Debt settlement

As part of the transaction, WBM settled its outstanding indebtedness, consisting of accounts and other payables for common shares of WBM at $0.50 per share on a pre-Transaction basis.

(k)	Settlement costs

In October 2025, Bitzero ND II, LLC, a subsidiary of Bitzero, entered into a Mutual Release and Settlement of Claims to resolve a construction related dispute concern the Mickel Data Centre in Cavalier County, North Dakota. Pursuant to this agreement, Bitzero agreed to $110,000 to obtain the release of a construction lien previously filed against the property.

5.	PRO FORMA SHARE CAPITAL

The above reconciliation excludes options, warrants and RSUs unless explicitly noted to vest and be issued immediately prior to closing. All other instruments convert as disclosed in Note 3 above.

2025
#

WBM common shares, issued and outstanding	250,000
WBM common shares, issued on conversion of debt	4,112,954
4,362,954

Bitzero common shares, issued and outstanding	394,710,265
Bitzero common shares, issued during the intervening period	37,085,658
Restricted stock units that convert on execution of the Transaction	45,226,100
Pro forma Bitzero common shares on close of Transaction	477,022,023
Conversion ratio of WBM common shares for Bitzero common shares	0.10
WBM common shares exchanged for cancelled Bitzero common shares	47,702,202

Pro forma common shares of resultant issuer	52,065,156

Expressed in United States Dollars, unless otherwise stated	Page 12 of 13

BitZero Holdings Inc. (formerly WBM Capital Corp.)

Notes to the Pro Forma Consolidated Statement of Financial Position As at July 31, 2025

(Unaudited)

5.	PRO FORMA SHARE CAPITAL (CONT’D)

A reconciliation of the total number of outstanding common shares, options, warrants, RSUs, and convertible debentures is provided below:

			Convertible		Common
	RSUs	Options	debentures	Warrants	shares
	#	#	#	#	#

June 30, 2025	65,646,100	9,080,333	—	—	394,710,265

Direct subscriptions (4b)	—	—	—	—	3,085,658
Issuance of RSUs (4c)	12,330,000	—	—	—	—
Exercise of RSUs (4c)	(28,500,000)	—	—	—	28,500,000
Warrants from WBM	—	—	—	979,266	—
Issuance of convertible debentures (4d)	—	—	2,687,500	2,687,500	—
Warrants from private placements (4e)	—	—	—	3,750,000	3,750,000
Senior secured loan (4f)	—	—	25,612,500	25,534,792	—
Issuance of convertible debt (4g)	—	—	7,134,975	—	—
Cancelled (4h)	—	(500,000)	—	—	—
Converting on RTO (4c)	(45,226,100)	—	—	—	45,226,100
Transaction costs (4i)	—	1,600,000	—	—	1,750,000
Subtotal	(61,396,100)	1,100,000	35,434,975	32,951,558	82,311,758
Pre-Transaction	4,250,000	10,180,333	35,434,975	32,951,558	477,022,023
Conversion ratio	0.1	0.1	0.1	0.1	0.1
Post-Conversion	425,000	1,018,033	3,543,498	3,295,156	47,702,202
WBM shares (4a)	—	—	—	—	4,362,954
Pro Forma of Resultant Issuer	425,000	1,018,033	3,543,498	3,295,156	52,065,156

The convertible debentures issued to the Company’s former CEO have been excluded from the table above due to its status in pending litigation and the expectation that they will not be exercised.

6.	WORKING CAPITAL

Management estimates that the pro forma working capital of the Company on consummation of the Transaction will be $24,402,255 after the exclusion of non-cash-settled current liabilities. Subsequent to the pro forma balance sheet date, the Company has used part of the capital and debt raised as follows:

Amount
$
Working capital as calculated above	24,402,255

Purchase of capital assets for which capital and debt financing was intended	(12,360,333)
Legal and other professional fees in connection with acquiring the capital assets	(1,666,131)
Remaining working capital	10,375,791

This use of proceeds has not been recorded in the pro forma statement of financial position since as at the date of the pro forma statement of financial position these expenditures were not under firm commitments for which the complete financial effects were objectively determinable. As such, they are presented here for informational purposes only.

Expressed in United States Dollars, unless otherwise stated	Page 13 of 13

Schedule “D”

MD&A of WBM

WBM CAPITAL CORP.

MANAGEMENT DISCUSSION & ANALYSIS

For the three and nine months ended July 31, 2025, and 2024

(Expressed in Canadian Dollars)

This Management’s Discussion and Analysis (“MD&A”) is a review of the operations and current financial position for WBM Capital Corp. (the “Company” or “WBM”). This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and notes for the three and nine months ended July 31, 2025, and 2024.

The Company’s condensed consolidated interim financial statements and notes thereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee and are reported in Canadian dollars unless otherwise noted.

WBM is classified as a “venture issuer” for the purposes of National Instrument 51-102. This MD&A was approved by the directors of the Company on October 21, 2025.

Caution Regarding Forward Looking Statements

Certain statements in this report are forward-looking statements which reflect management’s expectations regarding future growth, results of operations, performance, business prospects and opportunities, the Company’s ability to meet financial commitments and its ability to raise funds when required. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance, or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as at the date of this report. These assumptions, which include management’s current expectations, the global economic environment, and the Company’s ability to manage its operating costs, may prove to be incorrect. Several risks and uncertainties could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as at the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of the Company are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statements.

1

In addition, forward-looking statements, and information herein, including financial information, is based on certain assumptions relating to the business and operations of the Company. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A.

Business History

The table below lists the Company’s wholly owned subsidiaries as at July 31, 2025:

Accounting
	Jurisdiction		Method/Date of
Name of subsidiary	Incorporated	Functional Currency	Disposal
Tiidal Gaming Holdings Inc.
(formerly Tiidal Gaming Group Inc.)	Canada	Canadian dollars	Dissolved March 14/24
Lazarus Esports Inc.	Canada	Canadian dollars	Dissolved March 7/24
Tiidal Gaming Canada Inc.	Canada	Canadian dollars	Dissolved March 7/24
Space Esports Inc.	United States	U.S. dollars	Dissolved Feb 26/24
Tiidal Gaming NZ Limited	New Zealand	New Zealand dollars	Until June 8, 2023
1507651 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507652 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507653 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507655 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510450 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510435 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510441 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24

The Company was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) on June 4, 2004. On July 10, 2024, the Company changed its name from Tiidal Gaming Group Corp. to WBM Capital Corp. The address of the Company’s head, principal, and registered office is located at 300 – 10991 Shellbridge Way, Richmond, British Columbia V6X 3C6. On June 7, 2024, the Company voluntarily delisted trading of its common shares on the CSE.

As of June 9, 2023, the Company does not have any remaining active operations and the Company embarked on a strategic review.

On October 30, 2023, the Company announced that its Board of Directors has concluded its previously announced strategic review process and has determined it is in the best interest of the Company to return capital to its shareholders by way of substantial issuer bid (the “Offer”) to be completed no earlier than December 7, 2023. On December 15, 2023, the Company completed the Offer and purchased for cancellation 83,256,650 common shares at a price of $0.1225 per share for aggregate purchase price of $10,198,940. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding shares.

2

On October 4, 2024, the Company completed a share consolidation on the basis of 6,000,000 pre-consolidation common shares to 1 post-consolidation common share. The share consolidation is reflected retrospectively in these consolidated financial statements.

On October 21, 2024, the Company incorporated 4 wholly owned subsidiaries 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd. and 1507655 B.C. Ltd.

On November 6, 2024, the Company incorporated 3 wholly owned subsidiaries 1510435 B.C. Ltd., 1510441 B.C. Ltd. and 1510450 B.C. Ltd.

On December 18, 2024, the Company completed a plan of arrangement whereby the sole shareholder of the Company, Triforce Ventures SA, held all of the issued and outstanding common shares in the following former subsidiaries; 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd., and 1510435 B.C. Ltd. Each of these former subsidiaries are now an unlisted reporting issuer in the provinces of British Columbia and Alberta.

On July 24, 2025, the Company completed a share subdivision on the basis of every one (1) common share before subdivision into two hundred and fifty thousand (250,000) post-subdivision common shares (the “Stock Split”). The share subdivision is reflected retrospectively in these condensed consolidated interim financial statements.

Overall Performance

Financing Transactions

The sale of Tiidal NZ constituted the sale of substantially all of the assets and operating activities of the Company. The board of directors of the Company will assess the available options to return capital received pursuant to the sale of Tiidal NZ to its shareholders following the expiry of the 180-day holding period. Any such options will be subject to the receipt of corporate, securities and tax laws advice, and will be subject to the receipt of all required shareholder, regulatory and Canadian Securities Exchange (the “CSE”) approvals. There can be no assurances that any such options will be implemented by the Company.

On December 15, 2023, the Company in connection with the completed substantial issuer bid cancelled an aggregate of 65,000 options of the Company that had an exercise price of $2.40 per share for consideration of $0.54 per In-the-Money Option, representing the difference between the exercise price of the In-the-Money Options and the purchase price under the substantial issuer bid, for aggregate consideration equal to approximately $0.14.

On February 16, 2024, the Company issued 33,333 common shares at a deemed price of $1.20 per share as full and final payment of debt in the aggregate amount of $40,000 for certain unpaid remuneration for services performed by the Company’s Chief Executive Officer and a consultant of the Company. The fair value of the issued common shares was $1.68 per share and a loss of $16,000 was recorded.

On July 10, 2024, the Company closed a non-brokered private placement financing of 250,000 common shares at a deemed price of $0.12 per share for gross proceeds of $30,000. No finders’ fees were paid in connection with the private placement.

Net and Comprehensive Loss

The Company’s net loss and comprehensive loss for the nine months ended July 31, 2025, was $171,283 (July 31, 2024, $436,775). The decrease in the net loss year over year is linked to the sale and closure of the Company’s revenue producing assets. The Company has no active operations.

3

Going Concern

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company’s accumulated deficit was $7,697,128 at July 31, 2025 (October 31, 2024 – $7,525,845) and its cash flow used in operations was $18,462 (October 31, 2024 – $338,834). These factors comprise a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern.

Selected Annual Information

	2024	2023
Revenues	—	—
Cost of sales	—	—
Expenses	600,903	1,541,997
Net income (loss)	(660,956)	8,936,416
Comprehensive income (loss)	(655,537)	9,109,757
Basic and diluted comprehensive income (loss) per share	(238,606)	(92,481)
Total assets	119,368	11,127,868
Total liabilities	60,048	259,010

Results of Operations for the three and nine months ended July 31, 2025, and 2024

Expenses

The Company’s net loss for the three months ended July 31, 2025, was $129,993, compared to $84,494 for the three months ended July 31, 2024. The increase year over year is driven by accruals relating to professional fees and to adjust for payments and interest relating to HST payments owed. The Company is currently in the process of appealing with the Canadian Revenue Agency (the “CRA”). During the quarter, the Company also wrote-off its remaining input tax credit receivable.

Management fees decreased to $nil for the three months ended July 31, 2025, from $76,234 in the three months ended July 31, 2024. These costs pertained to salaries for officers and directors.

The Company’s net loss for the nine months ended July 31, 2025, was $171,283, compared to $436,775 for the nine months ended July 31, 2024. The decrease year over year is driven by reduced activity in the Company which operates as a shell since selling off its assets.

Management fees decreased to $nil for the nine months ended July 31, 2025, from $278,393 in the nine months ended July 31, 2024. These costs pertained to salaries for officers and directors.

4

General and administrative expenses

	Three months ended		Nine months ended
	July 31		July 31
	2025	2024	2025	2024
Office and miscellaneous	$—	$2,406	$18,241	$37,489
Professional fees	25,423	—	47,328	193,839
	$25,423	$2,406	$65,569	$231,328

For the three months ended July 31, 2025, the Company’s general and administrative expenses decreased by $2,406 compared to the three-months ended July 31, 2024. The decrease is a result of the Company not having active operations. Professional fees increased by $25,423, year-over-year as a result of audit/tax and legal related costs.

For the nine months ended July 31, 2025, the Company’s general and administrative expenses decreased by $19,248. The largest component of that decrease relates to reduction in staff related to administration and consulting. Professional fees decreased by $146,511 for the nine months ended July 31, 2025, mainly due to the reduced professional expenses incurred for the business transactions and the previous year’s costs related to the completion of the GTA RTO.

Summary of Quarterly Results

The following financial data was derived from the eight most recently completed financial quarters:

	July 31,	April 30,	Jan 31,	Oct 31,
	2025	2025	2025	2024

Revenues	$—	$—	$—	$—

Net income (loss)	(129,933)	(4,743)	(36,607)	(227,102)
Income (Loss) per share - basic and diluted	($0.52)	($0.02)	($0.07)	($0.57)
Weighted average number of shares outstanding	250,000	250,000	500,000	401,527

	July 31,	April 30,	Jan 31,	Oct 31,
	2024	2024	2024	2023

Revenues	$—	$—	$—	$—

Net income (loss)	(84,494)	(282,503)	(66,857)	(220,056)
Income (loss) per share - basic and diluted	($0.31)	($1.06)	($0.04)	($0.06)
Weighted average number of shares outstanding	271,534	265,608	1,756,525	3,528,916

Liquidity and Capital Resources

As at July 31, 2025, the Company had negative working capital of $111,963 (October 31, 2024 – $59,320), consisting primarily of cash, offset by accounts payable and other liabilities. Working capital decreased due to the Company closing on it share issuer bid that was completed on December 15, 2023 and has no current operations.

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Cash Flows

A summary of cash flows for July 31, 2025, and 2024 is as follows:

	2025	2024	Change
Operating activities	$(18,462)	(338,834)	320,372
Investing activities	—	10,600,000	(10,600,000)
Financing activities	—	(10,244,265)	10,244,265
Change in cash	$(18,462)	16,901	(35,366)

Operating Activities

For the nine months ended July 31, 2025, cash flows used in operating activities of $18,462 in cash. The decreased use of cash was mainly attributable to reduced general and administrative expenses, including salaries and benefits, and office expenses.

Investing Activities

For the nine months ended July 31, 2025, investing activities consisted of nil.

Financing Activities

For the nine months ended July 31, 2025, financing activities consisted of nil.

Off-Balance Sheet Arrangements

The Company did not enter into any off-balance sheet arrangements as at July 31, 2025 or as at the date of this report.

Related Party Transactions

Key management consists of the officers and directors who have authority and are responsible for overseeing, planning, directing and controlling the activities of the Company.

For the nine months ended July 31, 2025, the Company incurred charges with officers and directors recorded at their exchange amounts as agreed upon by transacting parties as follows:

	July 31, 2025	July 31, 2024
Management and director fees	$—	$226,500
Payments made under the share buy back	—	3,498,245
	$—	$3,724,745

For the three and nine months ended July 31, 2025, and 2024, key management personnel were not paid any post-employment benefits, termination benefits or any other long-term benefits.

Due to/from Related Parties

As at July 31, 2025, included in accounts payable and other liabilities is $nil (October 31, 2024 – $nil) in amounts payable to directors and officers of the Company.

6

Qualifying Transaction

On April 2, 2025, the Company announced it has entered into a definitive business combination agreement with Wappier Inc. (“Wappier”) pursuant to which, subject to the satisfaction of certain conditions, including receipt of all necessary approvals, the Company and Wappier will complete a transaction, which will result in the reverse takeover of the Company by Wappier (the “Resulting Issuer”) and listing of the Resulting Issuer on the Canadian Securities Exchange. On June 27, 2025, the Company and Wappier Inc. terminated its proposed business combination.

Subsequent event

On August 27, 2025, the Company announced it has entered into a non-binding letter of intent with respect to a business combination with Bitzero Blockchain Inc. (“Bitzero”) dated August 21, 2025. Subject to certain conditions, the Company and Bitzero will complete a transaction, which will result in the reverse takeover of the Company by Bitzero.

Commitments

As at July 31, 2025, and the date of this MD&A, the Company did not have any commitments.

Accounting Standards, Amendments, and Interpretations not yet Effective

Accounting standards issued but not yet effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

Management anticipates that all the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have an impact on the Company’s condensed consolidated interim financial statements.

Financial and Other Instruments

Fair values

Hierarchical levels, defined by IFRS 7 and directly related to the amount of subjectivity associated with inputs to fair valuation of these financial assets and liabilities are as follows:

Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

Inputs for the assets or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair values of accounts payable and other liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments.

7

Cash is recorded at fair value using Level 1 inputs. The fair values of accounts payable and other liabilities approximate carrying value due to their short-term nature.

Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its trade receivables is equal to the carrying amount of those items.

The Company’s cash is held with major financial institutions and thus the exposure to credit risk on cash is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

Maturity analysis of liabilities which are due in next twelve months can be summarized as follows:

	July 31,	October 31,
	2025	2024
Accounts payable and accrued liabilities	$128,788	$60,048
	$128,788	$60,048

Foreign currency risk

Foreign currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s currency risk historically has arisen from accounts payables denominated in US dollars that are held in entities with a Canadian dollar functional currency.

The Company is not currently exposed to foreign currency risk on fluctuations related to cash, accounts receivable, and accounts payable and accrued liabilities.

Interest rate risk

The Company does not have any significant exposure as at July 31, 2025 and October 31, 2024 to interest rate risk through its financial instruments.

8

Other MD&A Requirements

Outstanding Share Data

The following table summarizes the number of common shares outstanding and reserved for issuance, as at the current MD&A date and as at July 31, 2025:

	July 31,	October 21,
	2025	2025
Common shares outstanding
Opening balance	250,000	250,000
Outstanding common shares	250,000	250,000
Additional common shares reserved for potential future issue re:
Share purchase warrants	413,563	413,563
Fully diluted total	663,563	663,563

As at July 31, 2025, the stock option activity is as follows:

		Weighted Average
	Number	Exercise Price
Outstanding, October 31, 2023	220,000	$5.28
Cancelled	(220,00)	($5.28)
Outstanding, October 31, 2024 and July 31, 2025	—	—

At July 31, 2025, there are no stock options outstanding as previously issued options were cancelled on December 15, 2023.

At July 31, 2025, the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date	Number Vested
233,210	$3.60	Sept 20, 2025	233,210
56,940	$3.60	Oct 12, 2025	56,940
123,413	$3.60	Nov 30, 2025	123,413
413,563			413,563

Risks and Uncertainties

The Company believes that the following risks and uncertainties may materially affect its success:

Limited Operating History

The business has been operating since 2010 and has yet to generate consistent profits from its activities. The Company is subject to all of the business risks and uncertainties associated with any new business enterprise.

Substantial Capital Requirements and Liquidity

Substantial additional funds to maintain business operations and for the acquisition of new business or assets will be required. No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities. To meet such funding requirements, the Company will be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may also involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company or at all.

9

Reliance on Management and Dependence on Key Personnel

The success of the Company will be largely dependent upon on the performance of the directors and officers and the ability to attract and retain key personnel. The loss of the services of these persons may have a material adverse effect on the Company’s business and prospects. The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. There is no assurance that the Company can maintain the service of its directors and officers, or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on the Company and its prospects.

Conflicts of Interest

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, because of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The BCBCA provides that if a director has a material interest in a contract or proposed contract or agreement that is material to the Company, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA.

Litigation

In the ordinary course of business, the Company and its subsidiaries may become involved in various legal and regulatory actions. The Company establishes legal provisions when it becomes probable that the Company will incur a loss and the amount can be reliably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a material impact on its consolidated financial position.

10

WBM CAPITAL CORP.

(FORMERLY TIIDAL GAMING GROUP CORP.)

MANAGEMENT DISCUSSION & ANALYSIS

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

This Management’s Discussion and Analysis (“MD&A”) is a review of the operations and current financial position for WBM Capital Corp. (formerly Tiidal Gaming Group Corp.) (the “Company” or “WBM”). This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and notes for the years ended October 31, 2024, and 2023.

The Company’s audited consolidated financial statements and notes thereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) and are reported in Canadian dollars unless otherwise noted.

WBM is classified as a “venture issuer” for the purposes of National Instrument 51-102. This MD&A was approved by the directors of the Company on February 27, 2025.

Caution Regarding Forward Looking Statements

Certain statements in this report are forward-looking statements which reflect management’s expectations regarding future growth, results of operations, performance, business prospects and opportunities, the Company’s ability to meet financial commitments and its ability to raise funds when required. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance, or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as at the date of this report. These assumptions, which include management’s current expectations, the global economic environment, and the Company’s ability to manage its operating costs, may prove to be incorrect. Several risks and uncertainties could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as at the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of the Company are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statements.

1

In addition, forward-looking statements, and information herein, including financial information, is based on certain assumptions relating to the business and operations of the Company. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A.

Business History

The table below lists the Company’s wholly owned subsidiaries as at October 31, 2024:

Accounting
	Jurisdiction		Method/Date of
Name of subsidiary	Incorporated	Functional Currency	Disposal
Tiidal Gaming Holdings Inc.
(formerly Tiidal Gaming Group Inc.)	Canada	Canadian dollars	Dissolved March 14/24
Lazarus Esports Inc.	Canada	Canadian dollars	Dissolved March 7/24
Tiidal Gaming Canada Inc.	Canada	Canadian dollars	Dissolved March 7/24
Space Esports Inc.	United States	U.S. dollars	Dissolved Feb 26/24
Tiidal Gaming NZ Limited	New Zealand	New Zealand dollars	Until June 8, 2023
1507651 B.C. Ltd	Canada	Canadian dollars	Consolidation
1507652 B.C. Ltd	Canada	Canadian dollars	Consolidation
1507653 B.C. Ltd	Canada	Canadian dollars	Consolidation
1507655 B.C. Ltd	Canada	Canadian dollars	Consolidation

WBM Capital Corp. (formerly Tiidal Gaming Group Corp.) (the “Company” or “WBM”) was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on June 4, 2004. On July 10, 2024, the Company changed its name from Tiidal Gaming Group Corp. to WBM Capital Corp. On November 9, 2021, the Company changed its name from GTA Financecorp Inc. to Tiidal Gaming Group Corp. The address of the Company’s head, principal, and registered office is located at 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3. The Company’s shares were listed on the TSX Venture Exchange until February 8, 2019, at which time the shares were delisted at the request of the Company. On November 17, 2021, the Company commenced trading of its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol TIDL. On April 11, 2022, the Company commenced trading of its common shares on the OTCQB Venture Market (“the OTCQB”) under the symbol TIIDF. On April 26, 2023, the trading of the Company’s common shares was relegated from the OTCQB to OTC Pink. On June 7, 2024, the Company voluntarily delisted trading of its common shares on the CSE.

The Company’s principal business activities were owning and operating synergistic businesses across the esports ecosystem, including its former wholly-owned subsidiary, Tiidal Gaming NZ Limited (“Tiidal NZ”), incorporated on November 23, 2020 under the Companies Act 1993 in New Zealand and doing business as Sportsflare, which has developed a robust odds feed and advanced betting solutions for sportsbooks and online betting companies, and its subsidiary Lazarus Esports Inc. (“Lazarus Esports”), a Canadian leader and globally recognized competitive esports organization, incorporated under the Business Corporations Act of Ontario on May 19, 2019. The Company completed the sale of the assets of Lazarus Esports to TGS Esports Inc. on November 7, 2022. The financial results for Lazarus Esports are reflected in discontinued operations. On June 9, 2023, the Company completed the sale of its Sportsflare division (Tiidal NZ) to Entain Holdings (UK) Limited (“Entain”). The financial results of Tiidal NZ are reflected in discontinued operations. As of June 9, 2023, the Company does not have any remaining active operations. The Corporation is currently exploring opportunities.

2

On October 30, 2023, the Company announced that its Board of Directors has concluded its previously announced strategic review process and has determined it is in the best interest of the Company to return capital to its shareholders by way of substantial issuer bid (the “Offer”) to be completed no earlier than December 7, 2023. On December 15, 2023, the Company completed the Offer and purchased for cancellation 83,256,650 pre-consolidation common shares at a price of $0.1225 per pre-consolidated share for aggregate purchase price of $10,198,940. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding shares.

On October 4, 2024, the Company completed a share consolidation on the basis of 6,000,000 pre consolidation common shares to 1 post-consolidation common share. The share consolidation is reflected retrospectively in these consolidated financial statements.

Overall Performance

Financing Transactions

On June 9, 2023, the Company issued 0.32 common shares to the vendors of the assets of Sportsflare pursuant to the satisfaction of the Market Validation Milestone per the asset purchase agreement dated December 14, 2020, as amended September 24, 2021. $334,821 was reclassified from shares to be issued to share capital.

On June 9, 2023, the Company, in conjunction with the closing of the sale of Tiidal NZ, granted 0.42 restricted share units to the Company’s CEO, which immediately vested into 0.42 common shares of the Company. $200,000 was recorded in share-based payments and in share capital.

For the year ended October 31, 2023, the Company incurred $49,184 in share issuance costs for the subscription receipt financing and conversion to common shares and warrants.

On June 9, 2023, the Company completed the sale of its Sportsflare division (Tiidal NZ) to Entain Holdings (UK) Limited (“Entain”). The financial results of Tiidal NZ are reflected in discontinued operations. As of June 9, 2023, the Company does not have any remaining active operations.

The sale of Tiidal NZ constituted the sale of substantially all of the assets and operating activities of the Company. The board of directors of the Company will assess the available options to return capital received pursuant to the sale of Tiidal NZ to its shareholders following the expiry of the 180-day holding period. Any such options will be subject to the receipt of corporate, securities and tax laws advice, and will be subject to the receipt of all required shareholder, regulatory and Canadian Securities Exchange approvals. There can be no assurances that any such options will be implemented by the Company.

On December 15, 2023, the Company in connection with the completed substantial issuer bid cancelled an aggregate of 0.26 options of the Company that had an exercise price of $600,000 per share for consideration of $135,000 per In-the-Money Option, representing the difference between the exercise price of the In-the-Money Options and the purchase price under the substantial issuer bid, for aggregate consideration equal to approximately $35,325.

3

On February 16, 2024, the Company issued 0.13 common shares at a deemed price of $300,000 per share as full and final payment of debt in the aggregate amount of $40,000 for certain unpaid remuneration for services performed by the Company’s Chief Executive Officer and a consultant of the Company. The fair value of the issued common shares was $420,000 per share and a loss of $16,000 was recorded.

On July 10, 2024, the Company closed a non-brokered private placement financing of 1common shares at a deemed price of $30,000 per share for gross proceeds of $30,000. No finders’ fees were paid in connection with the private placement.

Net and Comprehensive Loss

The Company’s net loss for the year ended October 31, 2024, was $660,956 (October 31, 2023, net income - $8,936,416). The increase in the net loss year over year is linked to the sale and closure of the Company’s revenue producing assets.

The Company’s comprehensive loss for the year ended October 31, 2024, was $655,537 (October 31, 2023, net income - $9,109,757). The increase in loss year over year was due mainly to the closure of the Lazarus subsidiary and the sale of the Sportsflare subsidiary. The Company has no active operations.

Going Concern

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company’s accumulated deficit was $7,525,845 at October 31, 2024 (October 31, 2023 – $6,864,889). These factors comprise a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern.

Selected Annual Information

	2024	2023
Revenues	—	—
Cost of sales	—	—
Expenses	600,903	1,541,997
Net income (loss)	(660,956)	8,936,416
Comprehensive income (loss)	(655,537)	9,109,757
Basic and diluted comprehensive income (loss) per share	(238,606)	(92,481)
Total assets	119,368	11,127,868
Total liabilities	60,048	259,010

4

Results of Operations for the years ended October 31, 2024, and 2023

Expenses

The Company’s operating expenses for the year ended October 31, 2024, were $600,903, compared to $1,541,997 for the year ended October 31, 2023. The decrease year over year is driven by reduced activity in the Company which operates as a shell since selling off its assets.

General and administrative expenses decreased to $242,956 for the year ended October 31, 2024, from $742,978 in the year ended October 31, 2023. These costs consist primarily of salaries and office expenses incurred by corporate and legal costs related to the sale of Sportsflare.

Management fees increased to $335,775 for the year ended October 31, 2024, from $175,933 in the year ended October 31, 2023. These costs pertain to salaries for officers and directors.

Share based payments costs decreased to $20,000 for the year ended October 31, 2024, from $578,725 in the year ended October 31, 2023. The decrease in share-based payments as a result of all remaining stock options being cancelled subsequent to year end.

General and administrative expenses

	2024	2023
Office and miscellaneous	$36,231	$54,188
Salaries and benefits	—	291,174
Professional fees	205,557	355,627
Insurance and bank	1,168	41,989
	$242,956	$742,978

For the year ended October 31, 2024, the Company’s general and administrative expenses decreased by $500,022. The largest component of that decrease relates to reduction in staff related to administration and consulting. Professional fees decreased by $150,070 for the year ended October 31, 2024, mainly due to the reduced professional expenses incurred for the business transactions and the previous year’s costs related to the completion of the GTA RTO.

Summary of Quarterly Results

The following financial data was derived from the eight most recently completed financial quarters:

	October	July	April 30,	January
	31, 2024	31, 2024	2024	31, 2024

Revenues	$—	$—	$—	$—

Net income (loss)	(227,102)	(84,494)	(282,503)	(66,857)
Income (Loss) per share - basic and diluted	($141,399)	($77,793)	($338,663)	($9,516)
Weighted average number of shares outstanding	2	1	1	7

5

	Oct 31,	July 31,	April 30,	January
	2023	2023	2023	31, 2022

Revenues	$—	$—	$—	$—
Net income (loss)	(220,056)	11,045,537	(952,171)	(936,894)
Income (loss) per share - basic and diluted	($15,589)	$773,192	($68,672)	($63,372)
Weighted average number of shares outstanding	14	14	14	14

Liquidity and Capital Resources

As at October 31, 2024, the Company had working capital of $59,320 (October 31, 2023 – $10,908,108), consisting primarily of cash, trade and other receivables, and prepaid expenses and deposits, offset by accounts payable and lease liability. Working capital decreased due to the Company closing on it share issuer bid that was completed on December 15, 2023.

Cash Flows

A summary of cash flows for October 31, 2024, and 2023 is as follows:

	2024	2023	Change
Operating activities	$(688,624)	(1,124,994)	456,370
Discontinued operations	—	(241,056)	241,056
Investing activities	10,879,322	1,273,773	9,605,549
Financing activities	(10,234,676)	153,776	(10,080,900)
Effect on FX on cash	—	1,543	1,543
Change in cash	$(43,978)	63,042	(107,020)

Operating Activities

For the year ended October 31, 2024, cash flows used in operating activities of $688,624 in cash. The decreased use of cash was mainly attributable to reduced general and administrative expenses, including salaries and benefits, and office expenses as well as the share issuer bid payment that was made during the period ended.

Investing Activities

For the year ended October 31, 2024, investing activities consisted of the purchase and redemption of short-term investments.

Financing Activities

For the year ended October 31, 2024, financing activities consisted of the share purchase buy back that was completed on December 15, 2023, the share repurchase of pre-consolidation shares of $25,736 and the government loan repayment of $40,000.

Off-Balance Sheet Arrangements

The Company did not enter into any off-balance sheet arrangements as at October 31, 2024 or as at the date of this report.

6

Related Party Transactions

Key management consists of the officers and directors who have authority and are responsible for overseeing, planning, directing and controlling the activities of the Company.

For the year ended October 31, 2024, the Company incurred charges with officers and directors recorded at their exchange amounts as agreed upon by transacting parties as follows:

	Year ended	Year ended
	October 31, 2024	October 31, 2023
Management and director fees	$226,500	$175,933
Salaries	—	374,593
Share-based payments	—	204,052
Payments made under the share buy back	3,498,245	200,000
	$3,724,745	$954,579

For the years ended October 31, 2024, and 2023, key management personnel were not paid any post-employment benefits, termination benefits or any other long-term benefits.

Due to/from Related Parties

As at October 31, 2024, included in accounts payable and other liabilities is $nil (October 31, 2023 – $1,018) in amounts payable to directors and officers of the Company.

Proposed Transactions

As at the date of this MD&A, the Company has no proposed transactions.

Commitments

As at October 31, 2024, and the date of this MD&A, the Company did not have any commitments.

Accounting Standards, Amendments, and Interpretations not yet Effective

Accounting standards issued but not yet effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

Management anticipates that all the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have an impact on the Company’s condensed consolidated interim financial statements.

7

Financial and Other Instruments

Fair values

Hierarchical levels, defined by IFRS 7 and directly related to the amount of subjectivity associated with inputs to fair valuation of these financial assets and liabilities are as follows:

Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

Inputs for the assets or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair values of the cash, restricted cash, trade and other receivables, accounts payable and other liabilities, subscription liability, promissory notes payable, and convertible notes approximate their carrying values due to the relatively short-term nature of these financial instruments.

Cash, restricted cash and subscription liability are recorded at fair value using level 2 inputs. Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at October 31, 2024 and 2023, the Company did not have any cash equivalents.

Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its trade receivables is equal to the carrying amount of those items.

The Company’s cash is held with major financial institutions and thus the exposure to credit risk on cash is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

Maturity analysis of liabilities which are due in next twelve months can be summarized as follows:

	October 31,	October 31,
	2024	2023
Accounts payable and accrued liabilities	$60,048	$219,760
	$60,048	$219,760

Foreign currency risk

Foreign currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s currency risk historically has arisen from accounts payables denominated in US dollars that are held in entities with a Canadian dollar functional currency.

The Company is not currently exposed to foreign currency risk on fluctuations related to cash, accounts receivable, and accounts payable and accrued liabilities that are denominated in US dollars.

8

Interest rate risk

The Company does not have any significant exposure as at October 31, 2024 and October 31, 2023 to interest rate risk through its financial instruments.

Other MD&A Requirements

Outstanding Share Data

The following table summarizes the number of common shares outstanding and reserved for issuance, as at the current MD&A date and as at October 31, 2024:

	October 31,	February 26,
	2024	2025
Common shares outstanding
Opening balance	15
Shares repurchased via Share Issuer
Bid	(14)	—
Outstanding common shares	1	—
Shares issued for debt	—	—
Shares issued for cash	1	—
Share repurchase	(1)	—
Additional common shares reserved for potential future issue re:
Share purchase warrants	2	—
Fully diluted total	3	3

As at October 31, 2024, the stock option activity is as follows:

		Weighted Average
	Number	Exercise Price
Outstanding, October 31, 2022	2.30	$1,560,000
Expired	(0.24)	($1,980,000)
Forfeited	(1.18)	($1,680,000)
Outstanding, October 31, 2023	0.88	$1,320,000
Cancelled	(0.88)	($1,320,000)
Outstanding, October 31, 2024	—	—

At October 31, 2024, there are no stock options outstanding as previously issued options were cancelled on December 15, 2023.

At October 31, 2024 the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date	Number Vested
0.93	$900,000	Sept 20, 2025	0.93
0.23	$900,000	Oct 12, 2025	0.23
0.49	$900,000	Nov 30, 2025	0.49
1.65			1.65

9

Subsequent Events

On November 6, 2024, the Company incorporated 3 wholly owned subsidiaries 1510435 B.C. Ltd, 1510441 B.C. Ltd and 1510450 B.C. Ltd.

On December 18, 2024, the Company completed a plan of arrangement whereby the sole shareholder of the Company, Triforce Ventures SA (“Triforce”), now holds common shares in the following former subsidiaries; 1507651 B.C Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd., and 1510435 B.C. Ltd. Each of these former subsidiaries are now an unlisted reporting issuer in the provinces of British Columbia and Alberta.

Risks and Uncertainties

The Company believes that the following risks and uncertainties may materially affect its success:

Limited Operating History

The Company is relatively new with limited operating history and operates in the emerging industry of Esports. The business has been operating since 2010 and has yet to generate consistent profits from its activities. The Company is subject to all of the business risks and uncertainties associated with any new business enterprise.

Substantial Capital Requirements and Liquidity

Substantial additional funds to maintain business operations and for the acquisition of new business or assets will be required. No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities. To meet such funding requirements, the Company will be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may also involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company or at all.

Reliance on Management and Dependence on Key Personnel

The success of the Company will be largely dependent upon on the performance of the directors and officers and the ability to attract and retain key personnel. The loss of the services of these persons may have a material adverse effect on the Company’s business and prospects. The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. There is no assurance that the Company can maintain the service of its directors and officers, or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on the Company and its prospects.

Conflicts of Interest

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, because of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The British Columbia Business Corporations Act (“BCBCA”) provides that if a director has a material interest in a contract or proposed contract or agreement that is material to the Company, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA.

10

Litigation

In the ordinary course of business, the Company and its subsidiaries may become involved in various legal and regulatory actions. The Company establishes legal provisions when it becomes probable that the Company will incur a loss and the amount can be reliably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a material impact on its consolidated financial position.

11

TIIDAL GAMING GROUP CORP.

(FORMERLY GTA FINANCECORP INC.)

MANAGEMENT DISCUSSION & ANALYSIS

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

This Management’s Discussion and Analysis (“MD&A”) is a review of the operations and current financial position for Tiidal Gaming Group Corp. (formerly GTA Financecorp Inc.) (the “Company” or “Tiidal”). This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and notes for the years ended October 31, 2023, and 2022.

The Company’s audited consolidated financial statements and notes thereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) and are reported in Canadian dollars unless otherwise noted.

Tiidal is classified as a “venture issuer” for the purposes of National Instrument 51-102. This MD&A was approved by the directors of the Company on February 8, 2024.

Caution Regarding Forward Looking Statements

Certain statements in this report are forward-looking statements which reflect management’s expectations regarding future growth, results of operations, performance, business prospects and opportunities, the Company’s ability to meet financial commitments and its ability to raise funds when required. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance, or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as at the date of this report. These assumptions, which include management’s current expectations, the global economic environment, and the Company’s ability to manage its operating costs, may prove to be incorrect. Several risks and uncertainties could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as at the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of the Company are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statements.

1

In addition, forward-looking statements, and information herein, including financial information, is based on certain assumptions relating to the business and operations of the Company. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A.

Business History

The table below lists the Company’s wholly owned subsidiaries as at October 31, 2023:

Jurisdiction
Name of subsidiary	Incorporated	Functional Currency	Accounting Method
Tiidal Gaming Holdings Inc.
(formerly Tiidal Gaming Group Inc.)	Canada	Canadian dollars	Consolidation
Lazarus Esports Inc.	Canada	Canadian dollars	Consolidation
Tiidal Gaming Canada Inc.	Canada	Canadian dollars	Consolidation
Space Esports Inc.	USA	U.S. dollars	Consolidation
GTA GW Mergeco Inc.	United States	Canadian dollars	Consolidation
Tiidal Gaming NZ Limited	New Zealand	New Zealand dollars	Consolidation until June 8, 2023

Tiidal Gaming Group Corp. (formerly GTA Financecorp Inc.) (the “Company” or “Tiidal Corp.”) was incorporated pursuant to the provisions of the Business Corporations Act (Ontario) on August 9, 2006. On November 9, 2021, the Company changed its name from GTA Financecorp Inc. to Tiidal Gaming Group Corp. The address of the Company’s head, principal, and registered office is located at 365 Bay Street, Suite 800, Toronto, Ontario M5H 2V1. The Company’s shares were listed on the TSX Venture Exchange until February 8, 2019, at which time the shares were delisted at the request of the Company. On November 17, 2021, the Company commenced trading of its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol TIDL. On April 11, 2022, the Company commenced trading of its common shares on the OTCQB Venture Market (“the OTCQB”) under the symbol TIIDF. On April 26, 2023, the trading of the Company’s common shares was relegated from the OTCQB to OTC Pink.

On November 9, 2021, the Company completed a transaction that resulted in a reverse takeover (“GTA RTO”) of the Company by the shareholders of Tiidal Gaming Holdings Inc. (formerly Tiidal Gaming Group Inc.) (“Tiidal Inc.”). See Note 7c. The Company changed its name to “Tiidal Gaming Group Corp.” and effect a consolidation of the common shares on the basis of 11.2678 pre-consolidation common shares into one new post-consolidation common shares. Tiidal Inc., was incorporated under the Business Corporations Act of Ontario on October 22, 2018. Tiidal Inc. amalgamated with 2852773 Ontario Inc. (“GTA Subco”) prior to completion of the GTA RTO transaction on November 9, 2021.

2

The Company’s principal business activities were owning and operating synergistic businesses across the esports ecosystem, including its former wholly-owned subsidiary, Tiidal Gaming NZ Limited (“Tiidal NZ”), incorporated on November 23, 2020 under the Companies Act 1993 in New Zealand and doing business as Sportsflare, which has developed a robust odds feed and advanced betting solutions for sportsbooks and online betting companies, and its subsidiary Lazarus Esports Inc. (“Lazarus Esports”), a Canadian leader and globally recognized competitive esports organization, incorporated under the Business Corporations Act of Ontario on May 19, 2019. The Company completed the sale of the assets of Lazarus Esports to TGS Esports Inc. on November 7, 2022. The financial results for Lazarus Esports are reflected in discontinued operations. On June 9, 2023, the Company completed the sale of its Sportsflare division (Tiidal NZ) to Entain Holdings (UK) Limited (“Entain”). The financial results of Tiidal NZ are reflected in discontinued operations. As of June 9, 2023, the Company does not have any remaining active operations.

On November 2, 2023, the Company announced that, further to its previously communicated release on October 30, 2023, it has launched its substantial issuer bid, pursuant to which the Company will offer to purchase for cancellation all of its issued and outstanding common shares, being 87,603,908 for aggregate cash consideration of up to $10,731,479 or $0.1225 per share.

On December 15, 2023, the Company announced that it has taken up and purchased for cancellation an aggregate of 83,256,650 common shares of the Company at a price of $0.1225 per share pursuant to it substantial issuer bid. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding number of shares.

Overall Performance

Going Public and Financing Transactions

The Company completed the process of going public through the completion of the GTA RTO on November 17, 2021.

On July 12, 2021, the Company officially entered into the Definitive Agreement and on November 9, 2021, the GTA RTO transaction closed. The resulting issuer’s shares trade on the Canadian Securities Exchange under the symbol “TIDL”.

The Company increased its cash position in connection with going public through an RTO. On July 13, 2021, the Company closed a non-brokered financing of 3,576,364 subscription receipts at a price of $0.50 per subscription receipt for gross proceeds of $1,788,181 and a brokered financing of 2,971,000 subscription receipts at a price of $0.50 per subscription receipt for gross proceeds of $1,485,500. As part of the GTA RTO, Tiidal split its common shares on the basis of one pre-share split Tiidal common share for 1.2738 post-share split Tiidal common share. Each subscription receipt was, upon satisfaction of the escrow release conditions, automatically converted into one unit of Tiidal, with each unit being comprised of one post-share split common share and one-half of one post-share split warrant. Each warrant will entitle the holder to purchase one post-share split common share for a period of 24 months following the conversion date at a price of $0.75.

On July 13, 2021, $3,257,408 from the subscription receipt financing was transferred to TSX Trust Company to be released upon the satisfaction of escrow conditions, including the GTA RTO transaction.

On October 7, 2021, the Company closed a second tranche of a non-brokered financing of 296,970 subscription receipts at a price of $0.50 per subscription receipt for gross proceeds of $148,485. The subscription receipts have the same terms and escrow conditions as the first tranche which closed on July 13, 2021, as noted above. $148,485 in gross proceeds from the second tranche of the subscription financing were transferred to TSX Trust.

On November 9, 2021, upon satisfaction of the escrow release conditions, the proceeds from the subscription receipts were transferred to the Company’s unrestricted bank account.

3

The Company issued 346,890 subscription receipts to the agents in connection with the financing and issued 457,970 compensation options to the agents upon satisfaction of the escrow conditions. Each compensation option will be exercisable for one post-share split common share or one Resulting Issuer Share (subject to any necessary adjustments), as applicable, $0.50 for a period of 24 months following the satisfaction of the escrow release conditions.

As at October 31, 2021, $136,159 in finance fees and $28,600 in HST were paid directly from the gross proceeds to agents in the private placement and $173,445 in financing charges were paid through 346,890 subscriptions in lieu of cash.

For the year ended October 31, 2022, the Company recognized the remaining $12,966 in financing charges for the 457,970 compensation stock options issued during the year ended October 31, 2021. The Company recognized an aggregate of $481,043 from deferred financing charges upon completion of the GTA RTO and paid an additional aggregate of $14,134 in share issuance costs.

On September 20, 2022, the Company closed a non-brokered financing of 5,619,051 units for gross proceeds of $561,905. Each unit is comprised of one common share and one common share purchase warrant, with each warrant being exercisable to acquire one common share of the Company at a price of $0.15 per common share for a period of 36 months following the closing date. Insiders participated in the round in the following manner:

On October 11, 2022, the Company closed a non-brokered private placement and issued an aggregate of 1,331,550 common shares at $0.10 per share for gross proceeds of $133,155.

On December 1, 2022, the Company closed a non-brokered private placement financing of 2,029,600 units at a price of $0.10 per unit for gross proceeds of $202,960. Each unit is comprised of one common share and one common share purchase warrant, with each warrant being exercisable to acquire one common share of the Company at a price of $0.15 per common share for a period of 36 months following the closing date. The Company issued 932,307 common shares to settle $93,231 in accounts payable.

On June 9, 2023, the Company issued 1,910,700 common shares to the vendors of the assets of Sportsflare pursuant to the satisfaction of the Market Validation Milestone per the asset purchase agreement dated December 14, 2020, as amended September 24, 2021. $334,821 was reclassified from shares to be issued to share capital.

On June 9, 2023, the Company, in conjunction with the closing of the sale of Tiidal NZ, granted 2,500,000 restricted share units to the Company’s CEO, which immediately vested into 2,500,000 common shares of the Company. $200,000 was recorded in share-based payments and in share capital.

For the year ended October 31, 2023, the Company incurred $49,184 in share issuance costs for the subscription receipt financing and conversion to common shares and warrants.

On June 9, 2023, the Company completed the sale of its Sportsflare division (Tiidal NZ) to Entain Holdings (UK) Limited (“Entain”). The financial results of Tiidal NZ are reflected in discontinued operations. As of June 9, 2023, the Company does not have any remaining active operations.

The sale of Tiidal NZ constituted the sale of substantially all of the assets and operating activities of the Company. The board of directors of the Company will assess the available options to return capital received pursuant to the sale of Tiidal NZ to its shareholders following the expiry of the 180-day holding period. Any such options will be subject to the receipt of corporate, securities and tax laws advice, and will be subject to the receipt of all required shareholder, regulatory and Canadian Securities Exchange approvals. There can be no assurances that any such options will be implemented by the Company.

4

Net and Comprehensive Loss

The Company’s net income for the year ended October 31, 2023, was $8,936,416 (October 31, 2022, net loss - $7,418,964).

The Company’s comprehensive income for the year ended October 31, 2023, was $9,109,757 (October 31, 2022, net loss - $7,668,883).

The increase in income year over year was due mainly to the closure of the Lazarus subsidiary and the sale of the Sportsflare subsidiary.

Going Concern

These audited consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company’s accumulated deficit was $6,864,889 at October 31, 2023 (October 31, 2022 – $15,801,305). These factors comprise a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern.

Selected Annual Information

	2023	2022
Revenues	$—	$—
Cost of sales	—	—
Expenses	1,541,997	3,947,269
Net income (loss)	8,936,416	(7,418,964)
Comprehensive income (loss)	9,109,757	(7,668,883)
Basic and diluted comprehensive income (loss) per share	0.10	(0.10)
Total assets	11,127,868	2,096,363
Total liabilities	259,010	1,162,994

Results of Operations for the year ended October 31, 2023, and 2022

Expenses

The Company’s operating expenses for the year ended October 31, 2023, were $1,541,997, compared to $3,947,269 for the year ended October 31, 2022.

General and administrative expenses decreased to $742,978 for the year ended October 31, 2023, from $1,166,580 in the year ended October 31, 2022. These costs consist primarily of salaries and office expenses incurred by corporate and legal costs related to the sale of Sportsflare.

Share based payments costs decreased to $578,725 for the year ended October 31, 2023, from $2,268,154 in the year ended October 31, 2022. The decrease in share-based payments as a result of stock options issued in the prior year and automatic vesting of RSUs upon completion of the GTA RTO, and the granting of new stock options to employees during 2022.

5

General and administrative expenses

	2023	2022
Office and miscellaneous	$54,188	$178,728
Salaries and benefits	291,174	521,822
Professional fees	355,627	455,302
Insurance and bank	41,989	10,728
	$742,978	$1,166,580

For the year ended October 31, 2023, the Company’s general and administrative expenses decreased by $423,602. The largest component of that decrease relates to reduction in staff related to administration and consulting. Office and miscellaneous expenses decreased by $124,540 for the year ended October 31, 2023. This was mainly the due to reduced travel. Professional fees decreased by $99,675 for the year ended October 31, 2023, mainly due to the reduced professional expenses incurred for the business transactions and the previous year’s costs related to the completion of the GTA RTO.

Summary of Quarterly Results

The following financial data was derived from the eight most recently completed financial quarters:

	October 31,	July 31,	April 30,	January
	2023	2023	2023	31, 2023

Revenues	$—	$—	$—	$—

Net income (loss)	(220,056)	11,045,537	(952,171)	(936,894)
Income (Loss) per share - basic and diluted	$0.00	$0.13	($0.01)	($0.01)
Weighted average number of shares outstanding	84,693,987	85,713,748	83,193,208	82,216,755

	October 31,	July 31,	April 30,	January
	2022	2022	2022	31, 2022

Revenues	$—	$—	$—	$—

Net loss	(1,308,489)	(1,085,175)	(1,180,865)	(3,884,785)
Loss per share - basic and diluted	($0.01)	($0.02)	(0.01)	(0.05)
Weighted average number of shares outstanding	72,799,126	72,605,792	72,043,327	71,783,735

Liquidity and Capital Resources

As at October 31, 2023, the Company had working capital of $10,908,108 (October 31, 2022 – working capital deficiency of ($676,596), consisting primarily of cash, trade and other receivables, and prepaid expenses and deposits, offset by accounts payable and lease liability. Working capital increased due to the Company selling its Sportsflare division and holding that cash in short term investments.

6

Cash Flows

A summary of cash flows for the year ended October 31, 2023, and 2022 is as follows:

	2023	2022	Change
Operating activities	$(1,124,994)	(2,212,464)	1,087,470
Discontinued operations	(241,056)	(1,827,211)	1,586,155
Investing activities	1,273,773	6,802	1,266,971
Financing activities	153,776	4,062,014	(3,908,238)
Effect on FX on cash	1,543	(35,841)	37,384
Change in cash	$63,042	(6,700)	69,742

Operating Activities

For the year ended October 31, 2023, operating activities used $1,124,994 in cash. The decreased use of cash was mainly attributable to reduced general and administrative expenses, including salaries and benefits, and office expenses.

Investing Activities

For the year ended October 31, 2023, investing activities consisted of the purchase of short-term investments.

Financing Activities

For the year ended October 31, 2023, financing activities consisted of share issuances less share issuance costs.

Off-Balance Sheet Arrangements

The Company did not enter into any off-balance sheet arrangements as at October 31, 2023 or as at the date of this report.

Related Party Transactions

Key management consists of the officers and directors who have authority and are responsible for overseeing, planning, directing and controlling the activities of the Company.

For the year ended October 31, 2023, the Company incurred charges with officers and directors recorded at their exchange amounts as agreed upon by transacting parties as follows:

	Year ended	Year ended
	October 31, 2023	October 31, 2022
Management and director fees	$175,933	$167,200
Salaries	374,593	603,509
Share-based payments	204,052	1,641,737
Restricted share units	200,000	—
	$954,579	$2,412,446

For the year ended October 31, 2023, the Company incurred $240,000 (October 31, 2022 - $190,000) in salaries to Thomas Hearne, CEO and Director.

7

Due to/from Related Parties

As at October 31, 2023, included in accounts payable and other liabilities is $1,018 (October 31, 2022 – $101,717) in amounts payable to directors and officers of the Company.

Proposed Transactions

As at the date of this MD&A, the Company has no proposed transactions.

Commitments

As at October 31, 2023, and the date of this MD&A, the Company did not have any commitments.

Accounting Standards, Amendments, and Interpretations not yet Effective

Accounting standards issued but not yet effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

Management anticipates that all the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have an impact on the Company’s condensed consolidated interim financial statements.

Financial and Other Instruments

Fair values

Hierarchical levels, defined by IFRS 7 and directly related to the amount of subjectivity associated with inputs to fair valuation of these financial assets and liabilities are as follows:

Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

Inputs for the assets or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair values of the cash, restricted cash, trade and other receivables, accounts payable and other liabilities, subscription liability, promissory notes payable, and convertible notes approximate their carrying values due to the relatively short-term nature of these financial instruments.

Cash, restricted cash and subscription liability are recorded at fair value using level 2 inputs. Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at October 31, 2023 and 2022, the Company did not have any cash equivalents.

8

Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its trade receivables is equal to the carrying amount of those items.

The Company’s cash is held with major financial institutions and thus the exposure to credit risk on cash is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

Maturity analysis of liabilities which are due in next twelve months can be summarized as follows:

	2023	2022
Accounts payable and accrued liabilities	$219,760	$984,740
Lease liability (current)	—	47,546
	$219,760	$1,032,286

Foreign currency risk

Foreign currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s currency risk historically has arisen from accounts payables denominated in US dollars that are held in entities with a Canadian dollar functional currency.

The Company is not currently exposed to foreign currency risk on fluctuations related to cash, accounts receivable, and accounts payable and accrued liabilities that are denominated in US dollars.

Interest rate risk

The Company does not have any significant exposure as at October 31, 2023 and October 31, 2022 to interest rate risk through its financial instruments.

9

Other MD&A Requirements

Outstanding Share Data

The following table summarizes the number of common shares outstanding and reserved for issuance, as at the current MD&A date and as at October 31, 2023:

	October 31, 2023	February 8, 2024
Common shares outstanding
Opening balance	80,231,301
Subscription receipts financing December 1, 2022	2,961,907
Vesting of RSUs	2,500,000
Milestone shares	1,910,700
Outstanding common shares of the Resulting Issuer	87,603,908
Shares repurchased via Share Issuer
Bid		(83,256,650)
Outstanding common shares	87,603,908	4,347,258
Additional common shares reserved for potential future issue re:
Contingent shares	—	—
Share purchase warrants	13,864,917	13,864,917
Stock options	5,251,771	3,681,771
Fully diluted total	106,788,297	109,750,204

As at October 31, 2023, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Number Outstanding	Exercise Price	Expiry Date	Number Exercisable
457,971	$0.50	November 9, 2023	457,971
636,900	$0.39	November 9, 2026	636,900
1,950,000	$0.30	January 4, 2027	1,500,000
636,900	$0.16	April 1, 2029	636,900
1,470,000	$0.10	December 31, 2023	1,470,000
100,000	$0.10	October 1, 2026	100,000
5,251,771			4,801,771

As at the date of this report, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Number Outstanding	Exercise Price	Expiry Date	Number Exercisable
457,971	$0.50	November 9, 2023	457,971
636,900	$0.39	November 9, 2026	636,900
1,950,000	$0.30	January 4, 2027	1,500,000
636,900	$0.16	April 1, 2029	636,900
3,681,771			3,231,771

10

At October 31, 2023 the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date	Number Vested
3,939,409	$0.75	Nov 9, 2023	3,939,409
5,597,051	$0.15	Sept 20, 2025	5,597,051
1,366,550	$0.15	Oct 12, 2025	1,366,550
2,961,907	$0.15	Nov 30, 2025	2,961,907
13,864,917			13,864,917

Subsequent Events

On November 2, 2023, the Company announced that, further to its previously communicated release on October 30, 2023, it has launched its substantial issuer bid, pursuant to which the Company will offer to purchase for cancellation all of its issued and outstanding common shares, being 87,603,908 for aggregate cash consideration of up to $10,731,479 or $0.1225 per share.

On December 15, 2023, the Company announced that it has taken up and purchased for cancellation an aggregate of 83,256,650 common shares of the Company at a price of $0.1225 per share pursuant to it substantial issuer bid. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding number of shares.

On December 15, 2023, the Company announced cancellation of 1,570,000 options of the Company that had an exercise price of $0.10 per Share for consideration of $0.0225 per in-the-money-option, representing the difference between the exercise price of the in-the-money options and the purchase price under the offer for aggregate consideration equal to approximately $35,325.

Risks and Uncertainties

The Company believes that the following risks and uncertainties may materially affect its success:

Limited Operating History

The Company is relatively new with limited operating history and operates in the emerging industry of Esports. The business has been operating since 2010 and has yet to generate consistent profits from its activities. The Company is subject to all of the business risks and uncertainties associated with any new business enterprise.

Substantial Capital Requirements and Liquidity

Substantial additional funds to maintain business operations and for the acquisition of new business or assets will be required. No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities. To meet such funding requirements, the Company will be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may also involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company or at all.

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Dependence on Industry and Player Popularity

The esports industry is in the early stages of its development. Although the esports industry has experienced rapid growth, consumer preferences may shift and there is no assurance that this growth will continue in the future. The Company’s has taken steps to diversify its business and mitigate these risks to an extent and continues to seek out new opportunities in the esports and gaming industries. However, due to the rapidly evolving nature of technology and online gaming, the esports industry may experience volatile and declining popularity as new options for online gaming and esports become available, or consumer preferences shift to other forms of entertainment, and as a consequence, the Company’s business and results of operations may be materially negatively affected. The Company’s financial results may also depend on the popularity of the players, influencers and other on-screen talent that will provide services to the Company. Such individuals can impact online viewership and television ratings, which in turn could affect the long-term value of the media rights and sponsorship opportunities available to the Company. There can be no assurance that the Company’s players, influencers and other on-screen talent will develop or maintain continued popularity.

Competition and Changes in Technology

The Company must compete with other esports organizations, in varying respects and degrees. For example, the Company will be in competition with other esports teams streamers, and other forms of digital entertainment as well as established and start-up B2B data companies. As a result of the large number of options available and global nature of the online gaming industry, the Company faces strong competition for esports competitors and fans. Given the nature of esports, there can be no assurance that the Company will be able to compete effectively, including with companies that may have greater resources than the Company has and as a consequence, the Company’s business and results of operations may be materially, negatively affected.

Current and potential competitors have established or may establish cooperative relationships amongst themselves or with third parties to compete more effectively. Existing and potential competitors may also develop enhancements to, or future generations of, competitive products and services that will have better performance features than the Company’s products and services. As a result of the early stage of the industry in which the Company operates, it expects to face additional competition from new entrants. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

Reliance on Management and Dependence on Key Personnel

The success of the Company will be largely dependent upon on the performance of the directors and officers and the ability to attract and retain key personnel. The loss of the services of these persons may have a material adverse effect on the Company’s business and prospects. The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. There is no assurance that the Company can maintain the service of its directors and officers, or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on the Company and its prospects.

The online gaming industry is heavily regulated

While the Company does not presently require licenses for its technology offerings in the betting sector based on current operations as a business-to-business data offering that does not directly interact with end-customers, the regulation around betting is evolving rapidly and that may change in the future. The Company and its officers, directors, major shareholders, key employees and business partners will generally be subject to the laws and regulations relating to online gaming of the jurisdictions in which the Company may conduct business, as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on the Company’s operations and financial results.

12

In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation to enable that to happen. Even where a jurisdiction purports to license and regulate online gaming, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and at times may be intended to provide incumbent operators with advantages over new licensees. As such, some “liberalized” regulatory regimes are considerably more commercially attractive than others.

Regulatory regimes imposed upon gaming providers vary by jurisdiction. Typically, however, most regulatory regimes include the following elements:

●	a requirement for gaming license applicants to make detailed and extensive disclosures as to their beneficial ownership, their source of funds, the probity and integrity of certain persons associated with the applicant, the applicant’s management competence and structure and business plans, the applicant’s proposed geographical territories of operation and the applicant’s ability to operate a gaming business in a socially responsible manner in compliance with regulation;

●	Interviews and assessments by the relevant gaming authority intended to inform a regulatory determination of the suitability of applicants for gaming licenses;

●	Ongoing reporting and disclosure obligations, both on a periodic and ad hoc basis in response to material issues affecting the business;

●	The testing and certification of software and systems, generally designed to confirm such things as the fairness of the gaming products offered by the business, their genuine randomness and ability accurately to generate settlement instructions and recover from outages;

●	The need to account for applicable gaming duties and other taxes and levies, such as fees or contributions to bodies that organize the sports on which bets are offered, as well as contributions to the prevention and treatment of problem gaming; and

●	Social responsibility obligations.

Any gaming license may be revoked, suspended or conditioned at any time, and the industry has recently experienced significantly more enforcement actions, particularly in Great Britain, where the Gambling Commission has issued fines against numerous operators for regulatory failings. The loss of a gaming license in one jurisdiction could trigger the loss of a gaming license or affect the Company’s eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause the Company to cease offering some or all of its product offerings in the impacted jurisdictions. The Company may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect its operations. The determination of suitability process may be expensive and time-consuming. The Company’s delay or failure to obtain gaming licenses in any jurisdiction may prevent it from distributing its product offerings, increasing its customer base and/or generating revenues in that jurisdiction. A gaming regulatory body may refuse to issue or renew a gaming license if the Company, or one of its directors, officers, employees, major shareholders or business partners: (i) are considered to be a detriment to the integrity or lawful conduct or management of gaming, (ii) no longer meet a licensing or registration requirement, (iii) have breached or are in breach of a condition of licensure or registration or an operational agreement with a regulatory authority, (iv) have made a material misrepresentation, omission or misstatement in an application for licensure or registration or in reply to an inquiry by a person conducting an audit, investigation or inspection for a gaming regulatory authority, (v) have been refused a similar gaming license in another jurisdiction, (vi) have held a similar gaming license in that province, state or another jurisdiction which has been suspended, revoked or cancelled, or (vii) has been convicted of an offence, inside or outside of a particular jurisdiction that calls into question the honesty or integrity of the Company or any of its directors, officers, employees or associates.

13

Cybersecurity risks

The Company’s operations involve the storage and transmission of customer data, including personally identifiable information, and security incidents could result in unauthorized access to, the loss of, or unauthorized disclosure of such information. To mitigate cybersecurity risks, the Company has built a technical team headed by Christopher Herrmann, which has designed and maintains the Company’s technology platform from a security perspective. The Company does not currently have cybersecurity insurance. Although the Company has security systems in place and what it deems sufficient security around its system to prevent unauthorized access, it must ensure that it continually enhances security and fraud protection within its platform, and if the Company is unable to do so it may become subject to liability for privacy breaches or consequences that result from any unanticipated incident. As a result of advances in computer capabilities, new discoveries in the field of cryptography or other developments, a compromise or breach of the Company’s security precautions may occur. The techniques used to obtain unauthorized, improper or illegal access to the Company’s systems, data or customers’ data and to sabotage its system are constantly evolving and may be difficult to detect quickly. An information breach in the Company’s system and loss of confidential information such as credit card numbers and related information, or interruption in the operation of the Company’s applications, could have a longer and more significant impact on the Company’s business operations than any hardware failure. A compromise in the Company’s security system could severely harm its business by the loss of its customers’ confidence in it and thus the loss of their business. The Company may be required to spend significant funds and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price, or at all. Any failure to adequately comply with necessary protective measures could result in fees, penalties and/or litigation. Concerns regarding the security of e-commerce and the privacy of customers may also inhibit the growth of the Internet as a means of conducting commercial transactions, which may result in a reduction in revenues and increase operating expenses preventing the Company from achieving profitability.

Conflicts of Interest

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, because of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The British Columbia Business Corporations Act (“BCBCA”) provides that if a director has a material interest in a contract or proposed contract or agreement that is material to the Company, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA.

Litigation

In the ordinary course of business, the Company and its subsidiaries may become involved in various legal and regulatory actions. The Company establishes legal provisions when it becomes probable that the Company will incur a loss and the amount can be reliably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a material impact on its consolidated financial position.

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Schedule “E”

MD&A of Bitzero

BITZERO BLOCKCHAIN INC.

Management’s Discussion and Analysis

For the three and nine months ended June 30, 2025

(expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

1.	MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for Bitzero Blockchain Inc. (“Bitzero” or the “Company”), on a consolidated basis, for the three and nine months ended June 30, 2025.

This document should be read in conjunction with the information contained in the Company’s unaudited interim condensed consolidated financial statements and related notes for the three and nine months ended June 30, 2025 (the “Q3 Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) and “USD” amounts and references in this MD&A are in United States dollars.

Unless otherwise stated, in preparing this MD&A the Company has taken into account information available to it up to the date of this MD&A, November 16, 2025, being the date the Company’s board of directors (the “Board”) approved this MD&A and the corresponding financial statements. All quarterly information contained herein is unaudited.

This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This MD&A contains information up to and including November 16, 2025.

2.	CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to our objectives and the strategies to achieve these objectives, expected hashrate growth and fleet efficiency; anticipated expansion of capacity at the Norwegian facility; expected economies of hosting arrangements; liquidity and capital resources; the impact of the April 2025 Bitcoin halving on mining economics; and the timing and magnitude of planned equipment purchases, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that infer actions, events or results with terminology such as “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, prospects and risks at a point in time in the context of historical and possible future developments and, therefore, the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking information is based upon numerous assumptions and is subject to a number of known and unknown risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors that are discussed in greater detail under “Risk Factors and Uncertainties”.

Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, readers are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions were made in preparing the forward-looking information concerning availability of capital resources, business performance, market conditions, and customer demand.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

2.	CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION (CONT’D)

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation.

Forward-looking information is subject to the risks and uncertainties described under “Risk Factors and Uncertainties” in this MD&A. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein is provided as of the date hereof, and we do not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

3.	OVERVIEW AND SIGNIFICANT EVENTS

(a)	General information

Bitzero Blockchain Inc. (the “Company” or “Bitzero”), was incorporated under the laws of the Province of British Columbia on April 16, 2021. The Company’s registered office is located at 925-1000 Cathedral Place, West Georgia Street, Vancouver, British Columbia V6C 3L2 Canada.

Bitzero has cryptocurrency mining activities in Norway, solely focused on the mining of the bitcoin (“Bitcoin”). The business of Bitcoin mining focuses on the utilization of specialized equipment to solve complex computational problems to validate transactions on the Bitcoin blockchain and receiving Bitcoin in return for successful services.

These mining activities are conducted by Exanorth AS (“Exanorth”), a Norwegian limited liability entity controlled by Bitzero Blockchain Inc., which holds a data center in Norway (the “Data Center”) for the provision of data processing services for the mining of digital currency.

This interim MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying annual MD&A for the most recently completed fiscal year, together with the Company’s most recent Annual Information Form (AIF). These documents, and additional information relating to the Company, are available under the Company’s issuer profile on SEDAR+.

(b)	Basis of consolidated reporting

The consolidated financial statements include the accounts of the Company and subsidiaries. Subsidiaries are entities controlled by the Company. The financial transactions of subsidiaries are included in the consolidated financial statements from the date control is obtained. Control occurs when the Company is exposed to, or has the right to, variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Intercompany balances, transactions, income, and expense are eliminated and gains or losses on intercompany transactions are eliminated. Where the Company does not own 100% of the subsidiary or associate, non-controlling interest is classified as a component of equity. The accounting policies of subsidiaries are the same as those of the Company.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(b)	Basis of consolidated reporting (cont’d)

	Ownership at	Ownership at	Country of
Subsidiary	30-Jun-25	30-Sep-24	incorporation
Exanorth AS	100%	100%	Norway
Bitzero Inc. (the “Barbadian Subsidiary”)	100%	100%	Barbados
Bitzero ND I, LLC	100%	100%	United States
(“ND I, LLC”)
Bitzero ND II, LLC	100%	100%	United States
(“ND II, LLC”)
Ahold XVIII Oy	100%	0%	Finland

(c)	Description of the business

Bitzero was created to disrupt and innovate in the Blockchain and data center spaces to move markets away from unsustainable data and mining practices. It is engaged in the development and operation of data centers and related energy infrastructure, Bitcoin self-mining, and high performance computing (“HPC”) hosting. Bitzero’s primary objective is to address the increasing demand for IT energy infrastructure driven by the growth of Blockchain technology and other HPC applications by leveraging advanced technology and energy-efficient solutions. By creating harmony with local authorities, investors, and customers, Bitzero aims to become a leader in Blockchain mining and HPC hosting in a sustainable fashion and set a new global standard for best practices in clean energy sourcing, heat capture, and sustainability within local communities.

The Company’s strategic objective is to become a leader in sustainable blockchain mining and high-performance computing hosting, leveraging advanced technology and energy-efficient solutions.

(d)	Products and services

The process by which cryptocurrency coins or tokens are created and transactions are verified is called mining. A user or miner operates a publicly distributed mining client, which turns the user’s computer into a “node” on the network that validates blocks. In order to add blocks to the Bitcoin Blockchain, a miner must map an input data set (i.e., the Blockchain plus a block of the most recent transactions and an arbitrary number called a “nonce”) to a desired output data set of a predetermined length using an algorithm. As more miners join the network and its processing power increases, the network adjusts the complexity of the block solving equation to maintain a pace of adding a new block to the Blockchain approximately every 10 minutes. Below is further disclosure on the specific steps taken in Bitcoin mining operations, including how Bitzero currently engages in Bitcoin mining.

Bitcoin miners must first secure land with allocated energy resources, typically measured in MW. After that, the Bitcoin mining site must be prepared for site construction. At the Data Center, substantiation construction took place which required building a 40MW substation to convert high-voltage grid power to low voltage. The necessary electrical cabling was installed and then contracts with the local energy grid providers were entered into to secure fixed energy prices for 5 years. On January 1, 2023, Exanorth and an energy provider entered into two power delivery agreement (the “Energy Provider Power Agreement”), whereby the energy provider provides physical power delivery and additional services to the First Norway Property. All electricity and power supplied to the Data Center is through the energy provider through the Energy Provider Power Agreement.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(d)	Products and services (cont’d)

Bitcoin mining containers are used so that owners and investors can move mining rigs easily. In essence, Bitcoin mining containers are shipping containers equipped with the necessary components to conduct mining operations, including power supply units, cooling systems, security measures, and fire suppression systems. Each Bitcoin mining container houses several mining computers in racks, consuming approximately 1MW of power each. The number of mining units per container varies (typically between 200 and 312), depending on the equipment. The containers include racks for miners, power distribution units (PDUs), cooling systems to maintain optimal temperatures, and fire suppression systems.

Miners receive transaction fees as an additional incentive, supplementing the Block Reward (the newly created Bitcoins given to the miner who finds a new block). Users can attach fees to their transactions to incentivize miners to prioritize their transactions over others. Higher Transaction Fees typically result in faster confirmation times. The total Transaction Fees paid depends on the transaction size in bytes and the fee rate set by the user.

The demand for data centers is increasing across the globe among cryptocurrency miners, cloud service providers, and artificial intelligence companies. There has been a significant increase in governmental regulation around carbon emissions from high-energy consuming data centers, including in Norway which has become a popular destination for cryptocurrency miners. Additionally, security concerns are of a high degree of importance since data centers handle extremely sensitive, large volumes of information. With these considerations, identifying new data center opportunities for Bitzero’s ecosystem partners to provide efficient and low-cost energy solutions is a core part of its business model. While Bitzero currently has the Data Center and the non-operational Nekoma Pyramid, it also is undergoing negotiations to expand its facilities in the North American and Scandinavian regions.

4.	SUBSEQUENT EVENTS

(a)	Direct subscriptions

During the period from August to October of 2025, the Company issued 3,021,750 common shares at $0.20 and $0.40 per share, raising a total of $808,700.

(b)	Share-based settlement

On July 28, 2025, the Company issued 63,907 common shares in connection to a settlement agreement with an existing shareholder at a stated price of $0.60 per share.

(c)	Private placements

Between August and October 2025, the Company closed brokered private placements totaling 2,937,500 units for gross proceeds of $1,175,000. Each unit comprises one convertible debenture and one common share purchase warrant. The convertible debentures bear interest at 15 percent per annum from issuance to the earlier of holder-elected conversion or three years from the date of issuance and are convertible into one common share at $0.40 per share. Each warrant entitles the holder to acquire one common share at an exercise price of $0.50 per share for two years from the date of issuance.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

4.	SUBSEQUENT EVENTS (CONT’D)

(c)	Private placements (cont’d)

Between August and October 2025, the Company closed a brokered private placement totaling 3,750,000 units for gross proceeds of $1,500,000. Each unit comprises one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.40 per share for 2 years from the date of issuance.

(d)	Issuance of RSUs

In September and October 2025, the Company granted 12,330,000 RSUs at a stated price of $0.40 per unit, with each unit being convertible into one common share upon exercise by the holder. The RSUs vest upon completion of the reverse takeover of the Company.

(e)	Issuance of convertible debt

In October 2025, the Company issued convertible debentures for gross proceeds totalling $2,853,990. The convertible debenture entitles the holder to interest at 10% per annum on the subscribed amount from the date of its issuance to the earlier of: (i) its conversion at the sole discretion of the holder, or (ii) 18 months after its issue date. Each convertible debenture converts at $0.40 per common share of the Company.

(f)	Senior secured loan

In June 2025, Bitzero Blockchain Inc. entered into a senior secured loan and guaranty agreement with a syndicate of lenders providing for up to $25 million in debt financing, to be advanced in two tranches. The initial tranche of $17,510,000 was approved and net proceeds of $16,190,944 were received on August 1, 2025, after deducting the original issue discount and professional fees.

An additional delayed draw facility of up to $8,240,000 is available at the lenders’ discretion; lenders are not obligated to fund any delayed draw, and any advance, if elected by the lenders, is subject to (i) timely delivery of a borrowing notice, (ii) the total delayed draw borrowings not exceeding the available capacity, (iii) completion of due diligence, site visits and underwriting and receipt of credit approval, and (iv) the absence of any default or event of default at the time of funding.

The loan bears interest at the greater of (i) Term SOFR plus 11% per annum and (ii) 14% per annum, payable monthly in arrears. It matures 36 months from closing, with principal amortization commencing six months after the initial funding date.

In connection with the financing, the Company issued warrants to the lenders entitling them to acquire, in aggregate, 25,534,972 common shares (consisting of 19,559,862 as part of the first tranche and 5,974,930 as part of the second tranche) at an exercise price of $0.01 per share, expiring in five years. The warrants are subject to customary anti-dilution and ratchet provisions and may be exercised on a cash or cashless basis.

(g)	Contingent consideration

Subsequent to the reporting date, there have been no changes to status of the settlement with a shareholder. The contingent consideration described in Note 11 remains outstanding, the SPA has not been executed, the kr 2,000,000 ($190,335) cash payment has not been made, and the transfer of KlimaCloud shares has not occurred.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

5.	PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES

(a)	Presentation of financial information

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Company’s Annual Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFIRC”). Unless otherwise specified, amounts are in United States dollars and percentage changes are calculated using whole numbers.

(b)	Non-IFRS measures

In addition to the reported IFRS measures, industry practice is to evaluate entities giving consideration to certain non-IFRS performance measures, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).

These measures are not in accordance with IFRS and have no standardized definitions, and as such, our computations of these non-IFRS measures may not be comparable to measures by other reporting issuers. In addition, Company’s method of calculating non-IFRS measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

EBITDA is used as an alternative to net income because it includes major non-cash items such as interest, taxes and amortization, which management considers non-operating in nature. A reconciliation of EBITDA to IFRS net income is presented under Note 10 of this MD&A.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

Adjusted EBITDA is used as an alternative to net income because it excludes major non-cash items such as amortization, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. A reconciliation of adjusted EBITDA to IFRS net income is presented in Note 10 of this MD&A.

EBITDA and Adjusted EBITDA are used by management as inputs in our internal metrics and in evaluating our ability to satisfy the Company’s obligations. EBITDA and Adjusted EBITDA are used as alternatives to IFRS net income (loss) because it excludes major non-cash items (including depreciation and amortization, interest, taxes and share-based payments) and other items that management considers non-operating in nature.

Management believes that these measures are helpful to investors because they are widely recognized measures of Company’s performance and provides a relevant basis of comparison to other entities. In addition to IFRS results, these measures are also used internally to measure the operating performance of the Company.

(c)	New and amended IFRS accounting standards that are effective for the current year

There have been no changes to the adoption of the new and revised IFRS Accounting Standards that had been issued and were effective in the period since the Company’s audited annual consolidated financial statements and accompanying annual MD&A.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

5.	PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES (CONT’D)

(d)	New and revised IFRS accounting standards in issue but not yet effective

There have been no changes to the plans to adopt new and revised IFRS Accounting Standards that had been issued but are not effective in the period since the Company’s audited annual consolidated financial statements and accompanying annual MD&A.

6.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY

There have been no changes to the Company’s critical judgments and responses to estimation uncertainty in the period since the Company’s audited annual consolidated financial statements and accompanying annual MD&A.

7.	SELECTED FINANCIAL INFORMATION

(a)	Quarterly information for the from the three-months ended statements of profit or loss

The following table provides selected financial information from the statement of loss and comprehensive loss of the Company for the three months ended June 30, 2025 and 2024:

	For the 3	For the 3
	months	months	For the year
	ended	ended	ended
	30-Jun-25	30-Jun-24	30-Sep-24

Revenue from digital assets mined	6,433,870	2,824,696	15,607,000
Revenue from hosting services	—	1,622,785	7,004,281
Direct costs	(6,926,572)	(6,567,755)	(24,387,670)
Operating expenses	(1,777,991)	(1,263,036)	(3,382,638)
Operating loss before other items	(2,270,693)	(3,383,310)	(5,159,027)
Other items	(5,794,848)	(921,381)	(8,611,223)
Total comprehensive loss	(8,065,541)	(4,304,691)	(13,770,250)

(i)	Revenue from digital assets mined

Revenue from digital assets mined increased to $6.434 million in Q3 2025 from $2.825 million in Q3 2024, reflecting materially higher self-mining revenues generated at the Norway data center in the current quarter. This shift aligns with the Company’s focus on self-mining during the period.

(ii)	Revenue from hosting services

Hosting revenue declined to nil from $1.623 million in Q3 2024, as hosting arrangements were wound down and settled. During the period the Company cancelled related leases and entered into a settlement with a former hosting customer, consistent with the absence of hosting revenue this quarter.

(iii)	Direct costs

Direct costs rose 5% to $6.927 million (Q3 2024: $6.568 million), primarily due to higher utilities of $3.916 million versus $3.133 million in the prior-year quarter. Depreciation of tangible assets was broadly flat year-over-year, while amortization related to right-of-use assets trended down given lease cancellations.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(a)	Quarterly information for the from the three-months ended statements of profit or loss (cont’d)

(iv)	Operating expenses

Operating expenses were $1.778 million (Q3 2024: $1.263 million). The increase was driven mainly by higher finance costs of $0.639 million (Q3 2024: $0.099 million) due to interest on settlement amounts and on loans/other payables, and higher marketing of $0.102 million (Q3 2024: $0.009 million). Administrative expenses decreased to $1.037 million from $1.155 million, with legal fees of $0.589 million in the quarter.

Legal and consulting expenses were $0.589 as compared to $0.287 million in the comparative period. The increase in legal fees reflects transaction and documentation work related to the wind-down of hosting arrangements and related lease cancellations/settlements, and financing work associated with the senior secured loan executed late in the quarter. Consulting costs were broadly consistent with the prior-year quarter and reflect ongoing corporate and financing support during the period.

(v)	Other items

Other items were a net loss of $5.8 million (Q3 2024: $0.9 million loss). The variance was driven by $5.7 million of share-based compensation recognized on RSUs, and a foreign exchange loss of $0.181 million versus a gain in the prior-year quarter. These were partly offset by a realized gain on sale of digital currency of $0.441 million and a $1.937 million gain recorded on lease cancellation/contract settlement.

(b)	Quarterly information for the from the nine-months ended statements of profit or loss

The following table provides selected financial information from the statement of loss and comprehensive loss of the Company for the nine months ended June 30, 2025 and 2024:

	For the 9	For the 9
	months	months	For the year
	ended	ended	ended
	30-Jun-25	30-Jun-24	30-Sep-24

Revenue from digital assets mined	17,441,919	10,599,418	15,607,000
Revenue from hosting services	1,061	3,379,706	7,004,281
Direct costs	(18,986,041)	(18,272,204)	(24,387,670)
Operating expenses	(4,836,830)	(2,926,227)	(3,382,638)
Operating loss before other items	(6,379,891)	(7,219,307)	(5,159,027)
Other items	(7,438,759)	(460,924)	(8,611,223)
Total comprehensive loss	(13,818,650)	(7,680,231)	(13,770,250)

(i)	Revenue from digital assets mined

For the nine months ended June 30, 2025, revenue from digital assets mined increased to $17.442 million from $10.599 million in the prior-year period, reflecting stronger self-mining activity and output.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(b)	Quarterly information for the from the nine-months ended statements of profit or loss (cont’d)

(ii)	Revenue from hosting services

Hosting revenue decreased sharply to $1 thousand from $3.380 million, consistent with the settlement of historical hosting arrangements and the cancellation of related leases during the year-to-date period.

(iii)	Direct costs

Direct costs were $18.986 million (2024 YTD: $18.272 million). The year-over-year change reflects higher utilities of $9.044 million (2024 YTD: $7.997 million) and higher depreciation of tangible assets of $8.938 million (2024 YTD: $8.652 million), partly offset by lower amortization of right-of-use assets following lease cancellations.

(iv)	Operating expenses

Operating expenses increased to $4.837 million from $2.926 million. Administrative expenses rose to $3.364 million (2024 YTD: $2.413 million), including higher legal ($1.562 million) and consulting ($1.113 million) costs; marketing expenses increased to $0.565 million (2024 YTD: $0.029 million); and finance costs increased to $0.908 million (2024 YTD: $0.484 million) reflecting interest on settlement obligations and other borrowings.

Legal and consulting expenses increased to $1.562 million as compared to $0.990 million in the comparative period. The year-to-date increase primarily reflects professional services to negotiate and document the wind-down of hosting arrangements and related lease cancellations and settlements, together with legal and advisory work to structure and close the senior secured loan and related warrant and security documentation.

(v)	Other items

Other items were a net loss of $7.4 million (2024 YTD: $0.5 million loss). The variance was driven primarily by $10.2 million of share-based compensation (2024 YTD: $1.532 million) and a foreign-exchange loss of $1.588 million versus a gain in the prior period, partly offset by a $1.564 million realized gain on sale of digital currency and approximately $1.932 million of gains recognized on lease cancellation/contract settlement; the prior year also reflected a $0.272 million provision related to settlement.

(c)	Digital currency operations

For the three and nine months ended June 30, 2025, revenue for digital assets mined was $6.4M and $17.4M, respectively (2024 - $2.8M and $10.6M, respectively).

The change reflects 130.28 BTC mined during the 9 months ended June 30, 2025 as compared to 136.91 BTC mined during the comparative period, driven primarily by differences in average hashrate and network difficulty.

Average hashrate for the period was 1.35 EH/s (period-end installed hashrate 1.42 EH/s), compared with installed capacity of 0.42 EH/s across 32 containers and 10,263 miners.

Average realized price of 96,181 $/BTC (including transaction fees) as compared to 59,567 $/BTC in the comparative period, consistent with our policy to recognize mining revenue at the fair value of digital assets upon receipt.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(c)	Digital currency operations (con’d)

Existing rigs (installed prior to the beginning of the reporting period): approximately 91.24% of mining revenue. New rigs (placed in service during the reporting period): approximately 8.76% of mining revenue.

For the three and nine months ended June 30, 2025, direct costs were $6.9M and $19.0M, respectively (2024 - $6.6M and $18.3M, respectively). Electricity and grid services: 35.41 MWh × 43.87 $/MWh = $7,799,804 (For the comparative period: 26.63 MWh × 49.51 $/MWh = 6,727,240). Utilities increased year-over-year, reflecting higher consumption during higher-uptime periods and network conditions.

8.	QUARTERLY RESULTS

		For the three months ended (unaudited)
	December 31,	March 31,	June 30,	September 30,
	2021	2022	2022	2022
	$	$	$	$
Revenue	1,495,412	(137)	2,404,473	2,713,422
Net loss and comprehensive loss	910,211	1,206,365	9,384,686	15,030,906
Total assets	16,960,164	48,485,463	50,334,452	43,090,648
Total liabilities	8,932,029	8,904,301	4,378,406	7,532,769
Basic and diluted loss per share	0.01	0.00	0.03	0.05

	For the three months ended (unaudited)
	December 31,	March 31,	June 30,	September 30,
	2022	2023	2023	2023
	$	$	$	$
Revenue	1,186,136	424,478	1,297,062	9,408,300
Net loss and comprehensive loss	7,832,041	553,831	2,838,400	2,534,802
Total assets	55,130,157	53,321,816	50,704,069	29,850,652
Total liabilities	8,855,730	7,727,148	7,659,137	9,993,673
Basic and diluted loss per share	0.03	0.00	0.01	0.01

	For the three months ended (unaudited)
	December 31,	March 31,	June 30,	September 30,
	2023	2024	2024	2024
	$	$	$	$
Revenue	4,253,730	1,939,302	6,850,336	9,567,912
Net loss and comprehensive loss	1,596,588	649,685	1,346,820	10,177,157
Total assets	46,213,966	47,641,574	58,800,331	29,850,652
Total liabilities	9,679,369	7,798,355	13,417,570	16,025,622
Basic and diluted loss per share	0.01	0.00	0.00	0.03

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

8.	QUARTERLY RESULTS (CONT’D)

	For the three months ended (unaudited)
	December 31,	March 31,	June 30,
	2024	2025	2025
	$	$	$
Revenue	4,874,872	6,240,872	6,326,175
Net loss and comprehensive loss	(227,320)	(5,525,789)	(8,065,541)
Total assets	32,367,188	35,723,697	29,206,650
Total liabilities	15,659,138	14,997,600	12,048,090
Basic and diluted loss per share	0.00	0.02	0.02

All quarterly financial information is unaudited.

9.	MATERIAL TRANSACTIONS

(a)	Issued and outstanding share capital

Share issuances	Shares	Share capital
	#	$

Balance as at September 30, 2023	309,582,563	76,931,052

June 4, 2024	7,000,000	1,160,853
September 6, 2024	1,000,000	200,000
September 12, 2024	15,379,100	3,370,541
	23,379,100	4,731,394
Balance as at September 30, 2024	332,961,663	81,662,446
October 1, 2024	14,500,000	2,900,000
October 2, 2024	3,000,000	657,491
October 17, 2024	1,250,000	250,000
October 21, 2024	3,500,000	700,000
November 28, 2024	265,000	53,000
December 11, 2024	2,750,000	550,000
December 16, 2024	1,500,000	300,000
February 12, 2025	10,000,000	2,000,000
February 14, 2025	22,500,000	4,500,000
February 20, 2025	500,000	100,000
April 1, 2025	1,983,602	794,335
	61,748,602	12,804,826
Balance as at June 30, 2025	394,710,265	94,467,272

During the period ended June 30, 2025, the Company issued 61,748,602 new shares (2024 – 23,379,100), increasing its share capital by $12,804,826 (2024 - $4,731,394).

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

9.	MATERIAL TRANSACTIONS (CONT’D)

(a)	Issued and outstanding share capital (cont’d)

Details regarding the share issuances are as follows:

	Shares	Price	Proceeds	Share capital
	#	$	$	$

Exercised RSUs	25,500,000	n/a	n/a	5,157,491
Exercised Options	1,983,602	0.05	99,180	794,335
Advisory shares	750,000	0.20	n/a	150,000
Subscriptions	33,515,000	0.20	6,703,000	6,703,000
	61,748,602		6,802,180	12,804,826

(b)	Options

The Company has a stock option plan (the “Stock Option Plan”) under which the Board of Directors may grant to directors, officers, employees and technical consultants to the Company non-transferable options to purchase common shares, exercisable for periods of 3 to 5 years from the date of the grant.

A summary of the stock options is as follows:

		Weighted-
		average exercise
	Number	price	Amount
	#	$	$

Balance, September 30, 2023	31,558,255	0.28	5,433,466
Granted, July 7, 2024	500,000	0.20	109,247
Cancelled	(20,994,320)	0.34	(2,638,325)
Balance, September 30, 2024	11,063,935	0.16	2,904,388
Exercised	(1,983,602)	0.05	(794,335)
Balance, June 30, 2025	9,080,333	0.19	2,110,053
Outstanding and exercisable	8,580,333	0.19	2,000,806

		Weighted-	Weighted-
Vesting	Options	average exercise	average
Conditions	outstanding	price	remaining life
	#	$	$

Immediately	2,130,333	0.05	0.85
1/3 per year from grant date	3,050,000	0.05	0.85
Immediately	1,700,000	0.40	2.03
Immediately	1,500,000	0.40	1.68
Immediately	200,000	0.40	1.75
Subsidiary reaches revenue of EUR 4 million	500,000	0.20	3.94
Outstanding, June 30, 2025	9,080,333	0.19	1.40
Exercisable, June 30, 2025	8,580,333	0.19	1.25

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

9.	MATERIAL TRANSACTIONS (CONT’D)

(c)	Restricted stock units

The 2022 Restricted Share Unit Plan (the “RSU Plan”) allows the Company to award restricted share units to officers, employees, directors and consultants of the Company upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee.

The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion.

Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the Board. The RSUs are recognized as share-based compensation expense over the vesting period which is the lesser of: (i) the occurrence of one of the pre-defined liquidity events in the RSU notice, and (ii) 5 years after the grant date.

A continuity of RSUs is as follows:

	RSUs Granted	RSUs Vested	Amount
	#	#	$
September 30, 2023	7,000,000	9,071,233	6,432,493
Issued	49,975,200	—	10,941,233
Vested	—	25,879,100	—
Exercised	(22,379,100)	(22,379,100)	(4,531,394)
September 30, 2024	34,596,100	12,571,233	12,842,332
Issued	56,550,000	—	10,755,000
Vested	—	54,500,000	—
Exercised	(25,500,000)	(25,500,000)	(10,200,000)
June 30, 2025	65,646,100	41,571,233	13,397,332

During the period ended June 30, 2025, share-based compensation expense for the Company’s RSUs was $10,200,000 (2024 - $4,531,394). The fair value of each share-based payment transactions was estimated on the date of the grant, based on the present value of the present value of the underlying equity, discounted for lack of marketability and modelling of the restriction period, using the following weighted-average assumptions:

	Jan 31, 2025	Feb 10, 2025	29-Jun-25

Estimated stock price at time of grant	$0.20	$0.20	$0.20
Number of periods to exercise, in years	—	—	—
Compounded risk-free rate	2.69%	n/a	n/a
Dividend yield	0.00%	0.00%	0.00%
Exercise price	$—	$—	$—
Volatility	115%	115%	115%
Discount for lack of marketability	12.17%	0.00%	0.00%

As at June 30, 2025 a total of 41,571,233 (2024 - 12,571,233) RSUs had vested.

For details of related party transactions, see Note 13.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

9.	MATERIAL TRANSACTIONS (CONT’D)

(d)	Finland subsidiary

On January 23, 2025, the Company purchased 100 shares of Ahold XVIII Oy, domiciled in Finland, representing 100% of issued share capital of the acquiree. The Company’s intent is to expand its operations into Finland at a later date.

10.	RECONCILIATION OF EBITDA

The following table outlines the reconciliations of adjusted EBITDA and adjusted EBITDA margin to its nearest IFRS measure:

	For the three	For the nine	For the three	For the nine
	months ended	months ended	months ended	months ended
	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2024

Total comprehensive loss	(8,065,541)	(13,818,650)	(4,304,691)	(7,680,231)
Interest expenses	636,152	904,674	100,118	482,143
Finance income	(510)	(4,618)	(2,887)	(10,960)
Income taxes	—	—	—	—
Depreciation	2,822,201	9,152,514	3,143,020	9,429,061
EBITDA	(4,607,698)	(3,766,080)	(1,064,440)	2,220,013
Stock-based compensation	5,700,000	10,200,000	1,346,300	1,531,747
Foreign exchange loss (gain)	274,771	1,480,083	(424,919)	(1,476,015)
Re-measurement of digital assets	(179,923)	(2,309,276)	—	(1,589)
Adjusted EBITDA	1,187,150	5,604,727	(143,059)	2,274,156

Revenue	6,433,870	17,442,980	4,447,481	13,979,124
Adjusted EBITDA	1,187,150	5,604,727	(143,059)	2,274,156
Adjusted EBITDA margin	18%	32%	-3%	16%

11.	LIQUIDITY AND CAPITAL RESOURCES

(a)	Liquidity

At June 30, 2025, the Company had cash and cash equivalents of $228,011 and digital assets of $2,180,273, within current assets of $4.09 million against current liabilities of $10.54 million, resulting in a working capital deficit of approximately $6.45 million. Year to date, operating cash flows before working capital were positive, but significant working capital outflows and capital expenditures led to a net decrease in cash of $0.98 million; total liabilities were $12.05 million. In light of the going concern uncertainty disclosed, management continues to pursue equity financing and cost controls.

(b)	Contractual obligations

Contractual obligations comprise accounts and other payables of $6,706,344, the current portion of lease liabilities is $nil following the cancellation several leases, a non-current settlement liability of $1,511,783 with an undiscounted payment schedule as disclosed, convertible debentures of $1,520,845, related party advances of $148,571 due on demand, and contingent consideration payable of $1,760,547 related to the Exanorth acquisition. There were no off-balance sheet arrangements reported.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

11.	LIQUIDITY AND CAPITAL RESOURCES (CONT’D)

(c)	Capital resources

During the nine months ended June 30, 2025, capital resources were supported primarily by equity financings: cash proceeds totaled $6,802,180 from share subscriptions and option exercises (including 33,515,000 subscribed shares at $0.20 and $99,180 from exercised options), alongside non-cash RSU and advisory share issuances; share capital increased to $94,467,272 from $81,662,446 at September 30, 2024. The Company also has an unsecured $1,000,000 convertible debenture (allocated $945,267 to liability and $54,733 to equity) that may be converted at CAD $0.40 per share after maturity; it had not been converted or repaid subsequent to period end. After quarter-end, the Company raised an additional $808,700 via the issuance of 3,021,750 common shares, and management reported no change to capital management objectives.

(d)	Digital currency

The Company holds Bitcoin primarily to support working capital needs. In managing liquidity risk, management targets maintaining cash and cash equivalents in excess of expected cash outflows over the next sixty days. When forecasts indicate a shortfall against this target, the Company disposes of Bitcoin to bridge the gap. Disposals are sized using weekly cash flow forecasts that consider near-term power, payroll, lease and debt-service obligations and expected customer collections; timing is aligned to settlement dates for these obligations and market trading windows that provide sufficient depth.

The Company continues to treat Bitcoin as a supplemental source of liquidity and will adjust the timing and amount of future sales in line with forecast cash needs and prevailing market conditions. Please refer to the corresponding financial statements for a continuity schedule of Bitcoin balances and disposals, and Financial Instruments and Risk Management for the Company’s 60-day liquidity risk framework.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has exposure to credit risk, liquidity risk, and market risk arising from financial instruments. Management considers credit risk and market risk to be low. The following summarizes the Company’s financial instruments and associated risks.

Risk management framework

The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The board of directors has established the risk management committee, which is responsible for developing and monitoring the Company’s risk management policies. The committee reports regularly to the board of directors on its activities.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT’D)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on liabilities (other than trade payables) over the next 60 days.

The Company also monitors the level of expected cash inflows on trade and other receivables, together with the expected outflows on trade and other payables.

The Company’s exposure to liquidity risk, calculated as total liabilities, is $12,048,090 as at June 30, 2025 (September 30, 2024 – $16,025,622), for which the Company has cash of $228,011 on hand to satisfy its liabilities (September 30, 2024 – $687,226). There have been no changes to the method for managing liquidity risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. In order to reduce its credit risk, the Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency rate risk, interest rate risk and other price risk. The Company is mainly exposed to interest rate and currency risk.

Foreign currency risk

The Company is exposed to foreign currency risk primarily through its operations in multiple jurisdictions and transactions denominated in currencies other than its functional currency. Foreign currency risk arises from recognized assets and liabilities, as well as future commercial transactions that are denominated in a currency different from the functional currency of the Company entities. The Company monitors its exposure to foreign currency risk on an ongoing basis and may use derivative financial instruments, such as forward exchange contracts, to hedge significant foreign currency exposures when considered appropriate. The effectiveness of these hedging instruments is assessed regularly. However, the Company does not hedge all of its foreign currency exposures, and fluctuations in exchange rates could have a material impact on the Company’s financial performance and position.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT’D)

Interest rate risk

The Company’s exposure to interest rate risk arises primarily from its variable-rate borrowings and lease liabilities. Changes in market interest rates can affect the Company’s interest expense and the value of its financial liabilities. To manage interest rate risk, the Company may enter into interest rate swap agreements to convert variable-rate debt into fixed-rate debt, thereby reducing exposure to fluctuations in interest rates. Management regularly reviews the interest rate exposure and considers the potential impact of interest rate movements on its financial performance. However, there can be no assurance that these measures will fully mitigate the impact of interest rate fluctuations.

Digital currency risk

The Company is exposed to digital currency risk due to its holdings and transactions in cryptocurrencies. Digital currency risk arises from the volatility in the market prices of cryptocurrencies, which can fluctuate significantly due to various factors, including market demand, regulatory developments, and macroeconomic trends.

The Company manages its digital currency risk by monitoring market conditions and may engage in hedging activities, such as entering into derivative contracts, to mitigate the impact of adverse price movements. However, given the inherent volatility and the relatively nascent nature of digital currency markets, there remains a significant risk that the value of the Company’s digital assets could experience substantial fluctuations, which could materially affect the Company’s financial performance and position.

Custody risk

The Company mines digital assets through a pool and transfers rewards from the pool to Company-controlled private wallets on a daily basis, and safeguards these holdings through a tiered wallet structure. Transactions are subject to segregation of duties and role-based approvals. Private keys are generated in controlled environments with encrypted, geographically separated backups and periodically refreshed. The Company does not use a third-party custodian to hold digital assets and exposure to the pool is minimized through daily withdrawals and monitoring. Wallet activity is reconciled and reviewed by management.

Loss of access risk

The loss of access to the private keys associated with the Company’s Bitcoin holdings may be irreversible and could adversely affect an investment. An amount of Bitcoin is spendable only by whoever possesses the private key associated with the address on which the Bitcoin is held. To the extent a private key is lost, destroyed, or otherwise compromised, and no backup is accessible, the Company may be unable to access the associated Bitcoin. To mitigate this, the wallets are designed such that no single key, device, or individual is critical, encrypted back-ups and/or key-share arrangements are maintained in secure locations to enable controlled recovery.

13.	RELATED PARTY TRANSACTIONS

The Company defines related parties in accordance with the definitions in IAS 24 - Related Party Disclosures. As they pertain to the Company, related parties comprise: (i) Key management personnel as described below, and (ii) entities within the Company’s reporting group as described in Note 3(b).

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

13.	RELATED PARTY TRANSACTIONS (CONT’D)

(a)	Key management personnel transactions

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly, and includes Chief Executive Officer, Chief Financial Officer, Chief Technical Officer. Amounts owing to related parties consists of amounts due to key management.

During the periods ended June 30, 2025 and 2024, key management personnel compensation consisted of short-term and long-term benefits and remuneration, and was classified as follows:

	For the 3	For the 9	For the 3	For the 9
	months ended	months ended	months ended	months ended
	30-Jun-25	30-Jun-25	30-Jun-24	30-Jun-24
	$	$	$	$

Compensation paid to key management	172,236	1,113,041	172,484	461,759
Share-based payments	5,700,000	10,200,000	1,346,300	1,531,747
	5,872,236	11,313,041	1,518,784	1,993,506

As of June 30, 2025 and September 30, 2024, amounts due to related parties consisted of the following:

	June 30,	September 30,
	2025	2024
	$	$

Balances included in accounts payable and accrued liabilities	207,576	93,119
Balances included in related party advances	148,571	66,950
	356,147	160,069

The balances are unsecured, due on demand and bear no interest.

(b)	Key management dispute

The Company filed a lawsuit against its former CEO, for employment-related matters. The Company seeks to cancel the issuance of shares and other equity instruments in the Company. The former CEO has filed a countersuit for damages against the Company. The likelihood and magnitude of the amounts in dispute are not determinable as at the date of these consolidated financial statements and, as such, no provision has been recorded thereon.

(c)	Other employment contingencies

On February 7, 2024, a lawsuit was filed in North Dakota against the Company alleging breach of an unsigned employment contract, with claims totaling $1,258,567 plus interest and costs. The Company is contesting the matter, and the outcome cannot presently be determined.

On May 14, 2025, a construction lien dispute was filed in North Dakota seeking $131,545 for work performed prior to the Company’s property acquisition. The claim is being disputed, and the parties are currently engaged in settlement discussions.

Management has concluded that the outcome of these proceedings cannot be determined and no provisions have been recorded.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

13.	RELATED PARTY TRANSACTIONS (CONT’D)

(d)	Convertible debentures

On August 10, 2021, the Company obtained an unsecured convertible loan from the Company’s CEO, (“CEO Loan”), in the principal amount of $1,000,000. The CEO Loan shall bear no interest prior to the maturity date. As and from the maturity date, any outstanding balance of the loan shall bear interest at an annual rate of 15% per annum, compounded semi-annually.

The Company must repay the loan immediately upon the earliest of the date (the “Maturity Date”) or the occurrence of the following events: (i) the Company receiving gross funds from investors participating in the Company’s current round of equity financing totaling $10,000,000 or more, or (ii) the Company having public market value/capitalization on a recognized Canadian stock exchange of at least $50,000,000 or (iii) CEO ceasing to be the Chairman and CEO of the Company for any reason whatsoever, other than his voluntary resignation.

After the Maturity Date, the Company may also elect, at its sole discretion, to convert the amount of the loan in whole or in part into common shares of the Company at a price of CAD $0.40 per common share.

The Company allocated the proceeds of $1,000,000 as follows: first to liability component for $945,267, with the residual value to the equity component for $54,733. The debenture has not been converted or repaid subsequent to the period end.

14.	OFF-BALANCE-SHEET ARRANGEMENTS

As at June 30, 2025, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

15.	RISK FACTORS AND UNCERTAINTIES

The Company’s operations involve numerous risks and uncertainties, many of which are beyond its control. The risks outlined below are not exhaustive. Additional risks—currently unknown to the Company or considered immaterial by management—could materially and adversely affect the Company’s business, operations, financial condition, results of operations, or share price. Investors should carefully evaluate the following risks together with the other information contained in this MD&A and the Company’s financial statements before making an investment decision. A number of the Company’s risks are entity specific, including concentration of operations at a single facility in Norway’s NO4 region, reliance on a third party mining pool (Luxor), exposure to a limited number of hosting customers, and the potential impact of the Norwegian regulatory or grid policies on power costs and uptime.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(a)	Technology, digital asset custody & operational continuity

(i)	Cryptocurrency security and code vulnerabilities

The Company’s digital asset holdings are inherently vulnerable to cybersecurity incidents, source code flaws, and network exploits. Cryptocurrencies rely on complex and constantly evolving open-source software, and despite peer review, errors in the codebase have occasionally been identified and exploited by malicious actors. While material exploits remain relatively rare, the possibility exists that undiscovered vulnerabilities could enable unauthorized transfers or the creation of counterfeit assets, potentially resulting in significant financial losses for the Company. The very nature of cryptocurrencies—as bearer assets accessible only through private keys—exacerbates this risk, as stolen or compromised assets are virtually impossible to recover.

(ii)	Custodial, wallet, and exchange risks

The Company’s reliance on custodial solutions, both internal and external, presents additional risks of theft, mismanagement, or insolvency of service providers. Cryptocurrency exchanges, although a key source of liquidity, remain less regulated and more prone to fraud, hacking, and operational failures than traditional financial institutions. High-profile collapses of exchanges in recent years underscore the vulnerability of counterparties in this space.

Any exchange failure or wallet compromise could lead to unrecoverable losses of the Company’s inventory, directly harming its financial condition and potentially affecting investor confidence.

(iii)	Systems failures and cyber incidents

Maintaining continuous mining and treasury operations requires resilient IT infrastructure. Risks include cyber intrusions, malware attacks, denial-of-service incidents, and failures due to fire, flood, or other disasters. The Company invests in redundancies, backup power, and ongoing upgrades to infrastructure; however, no system is infallible. Extended downtime could impair mining output, disrupt treasury functions, and materially reduce revenues. Moreover, reputational harm may arise if customers, partners, or regulators perceive inadequacies in the Company’s controls.

(iv)	Access to economical and reliable power

Cryptocurrency mining is energy intensive. The Company’s operations depend on reliable, large-scale, and competitively priced electricity. Any material increase in power tariffs, supply curtailments, or unfavourable regulatory actions by utilities could erode operating margins. For example, regional energy regulators such as Hydro-Québec have previously imposed moratoria and considered imposing surcharges or operational requirements on cryptomining firms. Similar actions in the future could materially impact the Company’s cost base and profitability.

(v)	Hardware sourcing, pricing and technological obsolescence

The Company’s competitiveness depends on the timely acquisition of state-of-the-art mining machines at reasonable cost. Global demand for mining hardware is highly cyclical, and shortages or supply chain disruptions can lead to inflated prices and delivery delays. Rapid technological advancement further compounds this risk, as newer models quickly supersede older ones, reducing efficiency and revenue potential. If the Company cannot secure updated hardware, it risks being outcompeted by better-capitalized peers.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(a)	Technology, digital asset custody & operational continuity (cont’d)

(vi)	Insurance limitations

Insurance tailored to cryptocurrency mining and custody remains nascent, with limited coverage options available at significant cost. Events such as theft, hacking, or catastrophic facility damage may fall outside standard policies or within exclusions. If uninsured or underinsured losses occur, the Company could experience material financial and operational setbacks.

(vii)	Permits and licenses

Mining and hosting operations may require governmental permits and environmental, zoning, or regulatory approvals. Inability to obtain or maintain these approvals could restrict growth or increase compliance costs. Unexpected changes in licensing regimes could also impose delays or additional capital requirements.

(viii)	Third-party service providers and software dependencies

The Company’s operations rely on a wide network of third-party vendors, including software developers, cloud computing providers, and specialized contractors.

Many of these service providers operate outside of traditional regulatory frameworks, and their internal controls may not be transparent. If such third parties fail to deliver services, suffer outages, or experience breaches of their own systems, the Company may face significant disruptions to its mining, treasury, and reporting functions. Replacing or renegotiating with these providers can be costly and time-consuming, and prolonged service interruptions could materially impair financial performance.

(ix)	Physical facility risks and environmental hazards

Mining operations are highly sensitive to the physical integrity of their facilities. Fire hazards, water damage, structural weaknesses, and HVAC failures present ongoing risks to the safety and continuity of operations. Furthermore, increasing scrutiny of environmental impact, particularly regarding noise levels, heat emissions, and recycling of obsolete hardware, may expose the Company to community opposition or compliance costs. Any incident or regulatory non-compliance could result not only in financial losses but also in reputational harm, hindering the Company’s ability to expand operations.

(x)	Data integrity and disaster recovery limitations

The Company’s business model requires the storage and processing of vast amounts of financial and technical data. A failure in backup protocols, inadequate disaster recovery systems, or corruption of key data sets could materially impair operations and reporting accuracy. Although the Company has instituted redundancy systems and periodic testing, full resilience cannot be guaranteed. If critical data is lost or compromised, the Company could face operational delays, compliance failures, and increased risk of fraud or misrepresentation, any of which could erode investor and customer confidence.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(b)	Regulatory, market structure & digital asset economics

(i)	Regulatory change and policy actions

The global regulatory environment for cryptocurrencies remains fragmented and dynamic. Some jurisdictions actively support digital asset innovation, while others impose outright bans or restrictive frameworks. The Company faces uncertainty around potential new laws in Canada and internationally that could directly impact mining, ownership, transfer, or taxation of cryptocurrencies. Regulatory shifts could also extend indirectly to the Company’s shares if authorities classify them as linked to restricted activities. In the worst case, regulations could force liquidation of inventories at unfavourable prices, curtail access to exchanges, or prohibit ongoing operations.

(ii)	Banking and payments de-risking

A persistent challenge for cryptocurrency-related businesses is limited access to banking services. Many financial institutions perceive heightened compliance risks, particularly with respect to anti-money laundering and counter-terrorist financing. If the Company’s banking partners reduce or withdraw services, treasury management could be impaired, increasing operational complexity and reputational risk.

(iii)	Exchange and trading-venue fragility

Digital asset markets are young and only partially regulated. Major exchanges have experienced insolvencies, hacks, and abrupt shutdowns. Smaller exchanges may lack sufficient capitalization, while larger venues are attractive targets for cyberattacks or regulatory scrutiny. Because cryptocurrency prices are determined primarily on these venues, any disruption could trigger significant volatility and impair liquidity.

(iv)	Adoption and utility uncertainty

Despite increased awareness, mainstream adoption of cryptocurrencies as a payment method remains limited. Use in retail and commercial markets is small compared with speculative trading. If adoption stalls or reverses, the result may be greater price volatility and diminished long-term value. Since cryptocurrencies have no intrinsic legal tender status, their worth depends on user and merchant acceptance. A collapse in acceptance could render them illiquid or valueless.

(v)	Price volatility and momentum dynamics

Cryptocurrency prices are highly volatile, often driven by sentiment, leverage, or speculative momentum rather than fundamentals. This amplifies the risk of sharp value swings in short periods, leading to potential mark-to-market losses on the Company’s inventory. Momentum pricing creates a feedback loop that can exacerbate both rapid appreciation and sudden crashes.

(vi)	Network economics, reward structure and transaction fees

Mining economics depend on rewards issued by protocols. As block rewards halve approximately every four years, transaction fees are expected to play a larger role. If total rewards prove insufficient to incentivize miners, overall network participation could decline, reducing security and increasing susceptibility to attacks. Lower participation may also reduce block production speed, undermining confidence in the network and indirectly affecting the Company’s revenues.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(b)	Regulatory, market structure & digital asset economics (cont’d)

(vii)	Network difficulty and competition

Bitcoin’s self-adjusting difficulty mechanism means that rising global hash rates dilute per-unit rewards. As competitors with greater scale and efficiency join the network, the Company’s output may decrease despite unchanged costs, potentially eroding profitability. This dynamic could render operations uneconomical if difficulty rises faster than anticipated.

(viii)	Supply and demand shocks, including actions by investment vehicles

The emergence of cryptocurrency investment vehicles, such as exchange-traded funds and trusts, concentrates significant market influence in institutional hands. Large inflows or redemptions from these vehicles can amplify volatility. Should such entities sell large holdings in a short period, digital asset prices could fall sharply, negatively affecting the Company’s inventory value.

(ix)	Geopolitical and macroeconomic events

Crises such as wars, sanctions, or economic recessions may drive speculative demand for cryptocurrencies as alternative stores of value. These inflows can temporarily inflate prices but are often followed by corrections.

Conversely, geopolitical instability may reduce confidence in cryptocurrencies as viable alternatives to fiat, further complicating demand forecasts. The unpredictability of such events creates additional uncertainty in planning and risk management.

(x)	Forced sales to fund operations

The Company may need to liquidate digital assets to meet operational obligations or fund expansion, regardless of prevailing market conditions. If such sales occur during periods of depressed prices, they may crystallize losses and adversely affect cash flow and profitability.

(xi)	Cross-border regulatory inconsistencies

The Company operates in a global marketplace where digital assets frequently cross jurisdictions. Inconsistent or conflicting international rules on mining, custody, taxation, and transfer of cryptocurrencies create ongoing uncertainty. For example, assets legally mined in one country may face restrictions or penalties if transferred or sold in another. Navigating these regulatory patchworks requires significant legal resources and exposes the Company to inadvertent non-compliance risks. Future regulatory divergence may also hinder the Company’s ability to scale internationally.

(xii)	Market manipulation and integrity concerns

Digital asset markets are less regulated than traditional securities exchanges, leaving them vulnerable to practices such as wash trading, spoofing, pump-and-dump schemes, and the influence of large “whale” investors. Such manipulative behaviour can distort pricing, reduce transparency, and undermine confidence in the market as a whole. If manipulation is widespread or persistent, the Company may experience unexpected valuation swings in its inventory, limiting its ability to plan operations, raise capital, or secure counterparties.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(b)	Regulatory, market structure & digital asset economics (cont’d)

(xiii)	Shifts in energy policy and carbon regulation

Governments worldwide are increasingly focused on sustainability and carbon reduction. Mining, as an energy-intensive activity, could be targeted with taxes, levies, or outright restrictions intended to reduce greenhouse gas emissions. Jurisdictions that once welcomed mining may pivot toward more restrictive stances as public pressure mounts. If regulators impose carbon pricing, renewable energy quotas, or limitations on power usage specific to cryptocurrency miners, the Company’s cost structure and long-term viability could be materially affected.

(c)	Financial, corporate, legal & governance

(i)	Liquidity and additional financing

Execution of the Company’s business strategy depends on raising and maintaining adequate capital. There is no guarantee that financing will be available on favourable terms—or at all—when required. Equity financings may dilute existing shareholders, while debt could impose restrictive covenants. Failure to secure necessary funding could result in scaling back or abandoning strategic initiatives and, in extreme cases, threaten the Company’s ability to continue as a going concern.

(ii)	Key personnel

The Company relies heavily on its senior management team and specialized technical staff. Retaining and attracting individuals with cryptocurrency, finance, and technology expertise is highly competitive. Departure of key personnel without suitable replacements could materially disrupt strategy execution and growth.

(iii)	Strategy execution, acquisitions and integrations

As part of its strategy, the Company may pursue acquisitions, joint ventures, or partnerships. Each transaction carries risks related to due diligence, financing, cultural integration, and realization of synergies. Missteps in execution could result in financial losses or distraction from core operations.

(iv)	Conflicts of interest

Some directors and officers may hold positions in or investments in other entities engaged in cryptocurrency or technology businesses. While legal safeguards require disclosure and abstention from conflicted decisions, the perception or reality of conflicts could raise governance concerns or complicate decision-making.

(v)	Litigation and regulatory proceedings

The Company may face legal or regulatory claims in the ordinary course of business. Even if ultimately resolved favourably, such proceedings can consume management resources and generate costs. Adverse rulings may result in penalties, damages, or operational restrictions.

(vi)	Intellectual property claims

Third parties may assert that the Company’s activities infringe upon their intellectual property rights. Defending such claims, regardless of merit, can be costly and disruptive. Unfavourable outcomes could affect the Company’s ability to operate or diminish confidence in cryptocurrencies generally.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(c)	Financial, corporate, legal & governance (cont’d)

(vii)	Dividend policy

The Company has not declared dividends and does not expect to do so in the foreseeable future. Future dividend decisions, if any, will depend on profitability, liquidity, and Board discretion. Shareholders should not expect income from dividends in the near term.

(viii)	Tax attributes and compliance risks

The Company has approximately $24 million of tax loss carryforwards that may offset future taxable income. Utilization depends on continued profitability and acceptance by the Canada Revenue Agency. If disallowed, future tax liabilities may increase. Furthermore, uncertainty remains regarding the treatment of cryptocurrency mining under commodity tax regimes such as GST, HST, and QST. Adverse assessments or interpretive changes could delay refunds or reduce working capital.

(ix)	Income and commodity tax uncertainty

Complex and evolving tax rules pose ongoing risks. Disputes with authorities may result in additional taxes, penalties, or interest. Even with proactive compliance, interpretations may shift, creating potential liabilities.

(x)	Competition and market perception

The Company competes with other miners and digital asset firms for resources, customers, and investor attention. Negative industry events—such as exchange failures, hacks, or regulatory crackdowns—can tarnish sentiment and reduce valuations across the sector, affecting the Company even if it is not directly implicated.

(xi)	Dependence on capital markets sentiment

As a publicly traded entity, the Company’s valuation and access to capital are closely tied to investor sentiment toward the digital asset sector. Market downturns, scandals involving other blockchain companies, or broader declines in technology stocks may limit the Company’s ability to issue equity or debt on acceptable terms. A sudden contraction in available financing could force the Company to curtail growth initiatives, restructure operations, or sell assets at distressed values.

(xii)	Internal control and financial reporting risks

The complexity of accounting for digital assets, coupled with evolving standards under IFRS, creates heightened risk of errors or misstatements in the Company’s financial disclosures. Inadequate internal controls, resource constraints in finance teams, or reliance on manual reconciliation processes could result in delayed filings, restatements, or regulatory scrutiny. Such outcomes would undermine credibility with investors and may limit access to financing or strategic partners.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	June 30, 2025

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(c)	Financial, corporate, legal & governance (cont’d)

(xiii)	Reputational exposure and stakeholder confidence

The Company operates in a sector that is often subject to intense media attention and public debate. Negative coverage—whether linked to cybersecurity incidents, environmental concerns, or unrelated events in the digital asset industry—can affect the Company’s reputation even in the absence of direct involvement. Erosion of stakeholder confidence may impair the Company’s ability to attract and retain employees, customers, and investors, creating a self-reinforcing cycle that hampers growth and long-term resilience.

16.	FILING

These documents have been filed electronically with the Canadian securities regulators through the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) and may be accessed through SEDAR+’s website at www.sedarplus.ca.

BITZERO BLOCKCHAIN INC.

Management’s Discussion and Analysis

For the year ended September 30, 2024

(expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

1.	MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for Bitzero Blockchain Inc. (“Bitzero” or the “Company”), on a consolidated basis, for year ended September 30, 2024.

This document should be read in conjunction with the information contained in the Company’s audited consolidated financial statements and related notes for the year ended September 30, 2024 (the “2024 Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). Unless otherwise indicated, all dollar (“$”) and “USD” amounts and references in this MD&A are in United States dollars.

Unless otherwise stated, in preparing this MD&A the Company has taken into account information available to it up to the date of this MD&A, November 16, 2025, being the date the Company’s board of directors (the “Board”) approved this MD&A and the corresponding financial statements. All quarterly information contained herein is unaudited.

This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This MD&A contains information up to and including November 16, 2025.

2.	CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to our objectives and the strategies to achieve these objectives, expected hashrate growth and fleet efficiency; anticipated expansion of capacity at the Norwegian facility; expected economies of hosting arrangements; liquidity and capital resources; the impact of the April 2025 Bitcoin halving on mining economics; and the timing and magnitude of planned equipment purchases, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that infer actions, events or results with terminology such as “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, prospects and risks at a point in time in the context of historical and possible future developments and, therefore, the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking information is based upon numerous assumptions and is subject to a number of known and unknown risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors that are discussed in greater detail under “Risk Factors and Uncertainties”.

Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, readers are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions were made in preparing the forward-looking information concerning availability of capital resources, business performance, market conditions, and customer demand.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

2.	CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION (CONT’D)

Forward looking information is based on the following material factors and assumptions: (i) average BTC prices and transaction fees within management’s planning ranges; (ii) network difficulty consistent with recent trends; (iii) stable access to competitively priced hydroelectric power and grid availability in NO4; (iv) fleet uptime and curtailment consistent with historical performance and grid flexibility agreements; (v) the availability of mining equipment on disclosed timelines and budget; (vi) hosting customer demand and adherence to contractual terms. Actual results may differ materially due to risks and uncertainties described under “Risk Factors and Uncertainties”.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation.

Forward-looking information is subject to the risks and uncertainties described under “Risk Factors and Uncertainties” in this MD&A. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein is provided as of the date hereof, and we do not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

3.	OVERVIEW AND SIGNIFICANT EVENTS

(a)	General information

Bitzero Blockchain Inc. (the "Company" or "Bitzero"), was incorporated under the laws of the Province of British Columbia on April 16, 2021. The Company’s registered office is located at 925-1000 Cathedral Place, West Georgia Street, Vancouver, British Columbia V6C 3L2 Canada.

Bitzero has cryptocurrency mining activities in Norway, solely focused on the mining of the bitcoin (“Bitcoin”). The business of Bitcoin mining focuses on the utilization of specialized equipment to solve complex computational problems to validate transactions on the Bitcoin blockchain and receiving Bitcoin in return for successful services.

These mining activities are conducted by Exanorth AS (“Exanorth”), a Norwegian limited liability entity controlled by Bitzero Blockchain Inc., which holds a data center in Norway (the “Data Center”) for the provision of data processing services for the mining of digital currency.

(b)	Basis of consolidated reporting

The consolidated financial statements include the accounts of the Company and subsidiaries. Subsidiaries are entities controlled by the Company. The financial transactions of subsidiaries are included in the consolidated financial statements from the date control is obtained. Control occurs when the Company is exposed to, or has the right to, variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Intercompany balances, transactions, income, and expense are eliminated and gains or losses on intercompany transactions are eliminated. Where the Company does not own 100% of the subsidiary or associate, non-controlling interest is classified as a component of equity. The accounting policies of subsidiaries are the same as those of the Company.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(b)	Basis of consolidated reporting (cont’d)

Subsidiary	Ownership at 30-Sep-24	Ownership at 30-Sep-23	Country of incorporation
Exanorth AS	100%	100%	Norway
Bitzero Inc. (the “Barbadian Subsidiary”)	100%	100%	Barbados
Bitzero ND I, LLC (“ND I, LLC”)	100%	100%	United States
Bitzero ND II, LLC (“ND II, LLC”)	100%	100%	United States

(c)	Description of the business

Data centers are physical facilities that are used to house computer systems and associated components, IT infrastructure, critical applications, and data for applications and services. Data centers can be used for a variety of purposes and support the needs of large-scale applications, including but not limited to Bitcoin mining, cloud computing, web hosting, processing large data sets, providing the foundation for artificial intelligence, machine learning, and more. Data center designs are based on computing and networking solutions and include components such as routers, switches, firewalls, storage systems, and more.

Bitcoin mining is the process by which new Bitcoins are created and transactions are verified and added to the public ledger known as the Bitcoin Blockchain (the “Blockchain”). Mining is conducted by miners using hardware and software to generate a cryptographic number that is equal to or less than a number set by the Bitcoin network’s algorithm. Bitcoin self-mining refers to the process by which a miner validates Bitcoin transactions and adds them to the Blockchain ledger without relying on a trusted third party.

“Hashrate” is a measure of the computational power used in the mining process of cryptocurrencies, it indicates how many hash functions a miner can perform per second. Generally, the higher the Hashrate, the more attempts a miner can make to add new blocks to the Blockchain. Bitcoin Hashrates are generally measured through exahashes per second (EH/S); one exahash equals 1018 hashes, which means EH/S indicates how many quintillion hash calculations can be performed in one second. EH/S represent high levels of computational power associated with large-scale mining operations or data centers.

Data center hosting is a service where companies and organizations store and manage their IT infrastructure in third-party data centers, enabling them to use the same the services, features, and capabilities of a data center without building their own infrastructure. Data center hosting comes in various forms, including the following: (i) dedicated hosting: a client rents an entire server, giving them full control over its resources; (ii) shared hosting: multiple clients share the same server and its resources, making it more cost-effective but with limited control; (iii) virtual private server hosting: a server is divided into multiple servers, offering more control and resources than shared hosting; and (iv) cloud hosting: resources are distributed across multiple servers, allowing for scalability and flexibility.

Bitzero was created to disrupt and innovate in the Blockchain and data center spaces to move markets away from unsustainable data and mining practices. It is engaged in the development and operation of data centers and related energy infrastructure, Bitcoin self-mining, and high performance computing (“HPC”) hosting.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(c)	Description of the business (cont’d)

Bitzero’s primary objective is to address the increasing demand for IT energy infrastructure driven by the growth of Blockchain technology and other HPC applications by leveraging advanced technology and energy-efficient solutions. By creating harmony with local authorities, investors, and customers, Bitzero aims to become a leader in Blockchain mining and HPC hosting in a sustainable fashion and set a new global standard for best practices in clean energy sourcing, heat capture, and sustainability within local communities.

The Company’s strategic objective is to become a leader in sustainable blockchain mining and high-performance computing hosting, leveraging advanced technology and energy-efficient solutions.

(d)	Products and services

Exanorth owns a 50,000 square meter property in Norway (the “First Norway Property”), powered 100% by hydroelectric energy, and is in the low-cost NO4 region of Norway where it benefits from cooler temperatures, proximity to network lines including polar cables, and on-site security. The First Norway Property has infrastructure optimized for very low carbon displacement, given that is powered by 100% hydro energy.

On February 21, 2024, Exanorth entered into a flexibility services agreement (the “Flexibility Services Agreement”) in connection with its First Norway Property. Through the Flexibility Services Agreement, Exanorth adjusts energy usage at the First Norway Property to stabilize the power grid. When Exanorth engages in stabilization efforts, it is compensated under the terms of the Flexibility Services Agreement while also supporting sustainability.

The First Norway Property provides Bitzero with an advantageous location for cryptocurrency mining for the following key reasons: (i) Norway is committed to large scale expansion of data center businesses; (ii) low temperatures reduce server cooling costs, significantly lowering the dependency on excessive energy use; (iii) clean outside air limits the maintenance required to keep machines in working condition; (iv) the First Norway Property is located next to the local power grid which supplies energy to the Data Center located in Norway. Since the grid is so close to the First Norway Property, the grid fee is low, and energy produced is conserved; (v) fast and reliable internet connection enables dependable communications; and (vi) hydropower accounts for 90% of Norwegian electricity production, which is considered to be the cheapest source of renewable energy.

The First Norway Property has approximately 320MW total capacity. 40MW of active capacity at the First Norway Property is being used by the Data Center in Norway, and the remaining capacity is expected to be activated through development and grid updates in two phases. Exanorth intends to expand active capacity at the First Norway Property over the coming months and has approval to support expansion of 70MW, adding up to a total of 110MW in phase 1, with a subsequent phase expected to add 210MW, bringing total active capacity to 320MW upon completion.

In August 2024, Exanorth received approval from the Norwegian Water Resources and Energy Directorate to operate as a utility, which means that Exanorth can control the First Norway Property’s own electrical supply, and energy distribution and grid costs.

The Data Center is located on the First Norway Property. Currently, the Data Center operates as Bitzero’s self-mining revenue-generating operations and is the focal point of Bitzero’s operations.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(d)	Products and services (cont’d)

All the Bitcoin that is self-mined at the Data Center is rewarded from the Luxor Mining Pool (as defined above) and owned by the Barbadian Subsidiary.

The Norway Data Center is powered by hydro energy and Bitcoin mining operations at the Norway Data Center have a Hashrate of 0.42 EH/S. Currently, the site has 32 containers and 10,263 miners.

ND I, LLC acquired a property located at 81st Street, Nekoma, County of Cavelier, and State of North Dakota (the “North Dakota Property”) in July 2022 pursuant to an agreement with Cavelier County Job Development Authority dated July 18, 2022 (the “North Dakota Property Purchase Agreement”). The North Dakota Property is over 184 acres and benefits from a diversified energy mix including wind, natural gas, and grid sources, ensuring reliability and efficiency.

The North Dakota Property has total capacity of approximately 200MW-300MW. Currently, there is 2.5MW of active capacity that is immediately available but not currently being used, and further inactive capacity that can be accessed once studies are conducted, facilities are built, and investments in system upgrades are made. Additionally, on the North Dakota Property, there is an 80,000-gallon diesel tank and additional liquid storage tank, which can provide large-scale back-up power supplies, enabling the North Dakota Property to operate independently of other electrical suppliers.

The North Dakota Property houses a currently non-operational data center (the “Nekoma Pyramid”). The Nekoma Pyramid was initially built in the late 1960s with initial commissioning occurring in 1975 during the cold war. It consequently has desirable security characteristics well suited for storing highly sensitive information.

The Nekoma Pyramid’s special features and competitive advantages are summarized as follows: (i) Potential to offer customers an extremely high level of physical security due to its original design as a government defense installation, making it useful for clients with strict requirements in the areas of data protection and physical security; (ii) Fully reinforced concrete and steel, designed to protect building contents; and (iii) There are redundant power feeds available, which are built to work into the redundant power systems in datacenters and ensure that power gets delivered to all functional server components and acts as physical power supplies sample space for onsite generation and fuel storage.

ND I, LLC and Bitzero are in the process of developing the North Dakota Property and planning the use of the Nekoma Pyramid for their operations. On August 1, 2024, ND I, LLC entered into an agency agreement with Cushman & Wakefield U.S., Inc. (the C&W Agency Agreement”). Pursuant to the C&W Agency Agreement, the North Dakota Property may be sold or leased to a third-party, or ND I, LLC may retain the North Dakota Property for its own use.

Another central component of Bitzero’s business model is Bitcoin mining. Bitzero is focused on Bitcoin mining because it is the most efficient way for Bitzero to convert energy into sustainable cash flows. This method is predictable, straightforward to manage, and not excessively capital-intensive, with relatively low upfront costs. It involves directly converting energy into cash flows through capital expenditure and infrastructural projects. Currently, all of Bitzero’s Bitcoin mining operations are conducted at the Data Center. Bitzero and its subsidiaries do not mine any other cryptocurrency assets. On December 15, 2021, the Barbadian Subsidiary entered into a data services agreement with Exanorth (the “Barbadian-Exanorth Data Services Agreement”). Pursuant to the Barbadian-Exanorth Data Services Agreement, all Bitcoin that is self-mined at the Data Center is owned by the Barbadian Subsidiary.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(d)	Products and services (cont’d)

The process by which cryptocurrency coins or tokens are created and transactions are verified is called mining. A user or miner operates a publicly distributed mining client, which turns the user’s computer into a “node” on the network that validates blocks. In order to add blocks to the Bitcoin Blockchain, a miner must map an input data set (i.e., the Blockchain plus a block of the most recent transactions and an arbitrary number called a “nonce”) to a desired output data set of a predetermined length using an algorithm. As more miners join the network and its processing power increases, the network adjusts the complexity of the block solving equation to maintain a pace of adding a new block to the Blockchain approximately every 10 minutes. Below is further disclosure on the specific steps taken in Bitcoin mining operations, including how Bitzero currently engages in Bitcoin mining.

Bitcoin miners must first secure land with allocated energy resources, typically measured in MW. After that, the Bitcoin mining site must be prepared for site construction. At the Data Center, substantiation construction took place which required building a 40MW substation to convert high-voltage grid power to low voltage. The necessary electrical cabling was installed and then contracts with the local energy grid providers were entered into to secure fixed energy prices for 5 years. On January 1, 2023, Exanorth and an energy provider entered into two power delivery agreement (the “Energy Provider Power Agreement”), whereby the energy provider provides physical power delivery and additional services to the First Norway Property. All electricity and power supplied to the Data Center is through the energy provider through the Energy Provider Power Agreement.

Bitcoin mining containers are used so that owners and investors can move mining rigs easily. In essence, Bitcoin mining containers are shipping containers equipped with the necessary components to conduct mining operations, including power supply units, cooling systems, security measures, and fire suppression systems. Each Bitcoin mining container houses several mining computers in racks, consuming approximately 1MW of power each. The number of mining units per container varies (typically between 200 and 312), depending on the equipment. The containers include racks for miners, power distribution units (PDUs), cooling systems to maintain optimal temperatures, and fire suppression systems.

Every 10 minutes, a new block is added to the Blockchain ledger by all the mining computing power existing in the world, comprising approximately 4,500 Bitcoin transactions. Every 10 minutes, the global Bitcoin network rewards miners with 3.125 Bitcoins. This results in a total daily reward of 450 Bitcoins for all miners combined. This reward amount halves approximately every four years (once the right block height is reached). The Bitcoin reward per unit of mining equipment is predictable at the time of purchase but varies over time based on market share. For example, if there are 9 equally powerful mining units globally and Bitzero adds one more, Bitzero would receive 10% of the daily 450 Bitcoin reward. Currently, the total network computing power is over 600 exahashes per second (EH/s), while the most efficient single miner operates at approximately 0.0002 EH/s.

Bitzero focuses on self-mining at the Data Center and earns revenue through the amount of Bitcoin mined. On May 26, 2022, Bitzero and Luxor Technology Corporation (“Luxor”) entered into a services agreement (the “Luxor Services Agreement”) pursuant to which Bitzero engaged Luxor to set up a mining pool (the “Luxor Mining Pool”) and provide maintenance of the Luxor Mining Pool on a cloud host that Luxor and Bitzero have access to. Pursuant to the Luxor Services Agreement, Luxor also shall provide maintenance of the software underlying the Luxor Mining Pool, that has the specification of a commercially standard cryptocurrency Mining Pool (the “Luxor Software”), which is licensed by Luxor to Bitzero.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(d)	Products and services (cont’d)

The Luxor Software includes any other software intentionally delivered to Bitzero, such as updates delivered pursuant to maintenance and support services and/or hosting services provided by Luxor. The Luxor Agreement references a block reward, consistent of a combination of: (a) the amount of newly minted Bitcoins in each block as fixed by the Bitcoin protocol (the “Block Subsidy”), and (b) fees paid by users of the Bitcoin network to have their transactions included in the current block (the “Transaction Fees”. These fees are aggregated per block and typically paid out to the miner who solved the block by being combined with the Block Subsidy into one transaction output (the “Block Reward”). The aggregate Block Reward paid to all miners is aggregated for calculation purposes (the “Total Miner Reward”). Pursuant to the Luxor Services Agreement, Luxor receives 0.20% of each Total Miner Reward and Bitzero will receive the remaining 99.80% of each Total Miner Reward. Currently, the Block Subsidy of newly minted Bitcoins in each block is 3.125 Bitcoin per block.

Transaction fees are a crucial component of the Bitcoin network's incentive structure, ensuring that miners prioritize certain transactions and continue to maintain the network even after Block Rewards diminish over time.

Miners receive transaction fees as an additional incentive, supplementing the Block Reward (the newly created Bitcoins given to the miner who finds a new block). Users can attach fees to their transactions to incentivize miners to prioritize their transactions over others. Higher Transaction Fees typically result in faster confirmation times. The total Transaction Fees paid depends on the transaction size in bytes and the fee rate set by the user.

The demand for data centers is increasing across the globe among cryptocurrency miners, cloud service providers, and artificial intelligence companies. There has been a significant increase in governmental regulation around carbon emissions from high-energy consuming data centers, including in Norway which has become a popular destination for cryptocurrency miners. Additionally, security concerns are of a high degree of importance since data centers handle extremely sensitive, large volumes of information. With these considerations, identifying new data center opportunities for Bitzero’s ecosystem partners to provide efficient and low-cost energy solutions is a core part of its business model. While Bitzero currently has the Data Center and the non-operational Nekoma Pyramid, it also is undergoing negotiations to expand its facilities in the North American and Scandinavian regions.

(e)	Acquisition of options to purchase Exanorth AS

On August 6, 2021, the Company entered into an arrangement with a third party to acquire call options on the issued and outstanding shares of Exanorth, along with various rights to lease real estate property on which Exanorth conducted its operations, for aggregate consideration of $2,969,303.

At the time of the transaction, the Company had intended to build and operate a data center for its digital currency mining operations using the infrastructure existing at Exanorth.

The Company used the Black-Scholes option pricing model to determine the fair value of the call options as follows: exercise prices of €15,504 to €65,804 (15,192 USD to 64,481 USD) per share; the expected volatility of its common shares was set at 20 to 42% using historical volatility of comparable public companies; the risk-free interest rate was set at -0.04 to 0.54% based on the yield available on government benchmark bonds; the expected life was set at 1.16 to 1.18 years; and the dividend yield was set at 0%.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(e)	Acquisition of options to purchase Exanorth AS (cont’d)

As a result, the Company recorded the investment asset on account of this transaction as at and for the year ended September 30, 2021:

2021
$
Purchase of call options over common shares of investee	2,961,798
Fair value adjustment on call options held for the year	520,965
Foreign exchange loss component pertaining to fair value adjustment for the year	(191,420)
3,291,343

On October 22, 2021, Bitzero and Exakraft AS entered into a share purchase agreement, as amended on November 10, 2021, January 14, 2022, January 31, 2022, February 10, 2022, and March 1, 2022 (together, the “SPA”) through which Bitzero exercised certain call options, resulting in the Company acquiring 66% of the issued and outstanding shares of Exanorth.

Aggregate consideration paid for the acquisition, along with the allocation of consideration to the fair value of net identifiable assets of Exanorth was calculated as follows:

	Note	2022
		$
Consideration transferred
Exercise of call options	(i)	3,558,595
Cash consideration	(ii)	2,547,160
Common shares issued to vendor	(iii)	2,250,000
Contingent cash consideration	(iv)	1,900,000
Deferred cash consideration		1,382,476
Settlement of pre-existing loans		1,059,746
Transaction costs		206,598
Fair value of total consideration transferred		12,904,575

(i)	The value of the call options increased from $3,291,343 as at September 30, 2021 to $3,558,595 as a result of a foreign exchange gain, refer to Note 14(a).

(ii)	The cash consideration relates to the remaining 34% of the shares in Exanorth.

(iii)	As part of consideration in the acquisition, the SPA included a delivery of 5,000,000 common shares of the Company. The common shares were valued at $2,250,000 using a combination of previous equity raises and a 25% discount for lack of marketability.

(iv)	As part of consideration in the acquisition, contingent consideration was included and was the fair value was determined based on the management’s best estimate at the reporting date. The contingent consideration was subsequently revalued to $1,760,547 resulting in a gain of $139,453. As at September 30, 2024, there has been no further remeasurement, as there have been no changes in the underlying circumstances affecting the Management’s best estimate.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(e)	Acquisition of options to purchase Exanorth AS (cont’d)

	Note	2022
		$
Fair value of identifiable net assets acquired
Technology infrastructure		2,872,018
Land		207,672
Cash and cash equivalents		22,092
Accounts payable		(726,426)
Due to Bitzero		(1,080,415)
Other liabilities		(1,039)
Fair value of total identifiable net assets		1,293,902
Goodwill		7,603,446
Non-controlling interest		4,007,227
Total		12,904,575

4.	SUBSEQUENT EVENTS

(a)	Direct subscriptions

Following the year end, the Company completed two capital raises, issuing a total of 36,536,750 common shares at prices of $0.20 and $0.40 per share for gross proceeds of $7,511,700.

(b)	Share-based settlement for services

Between December 2024 and February 2025, the Company issued 750,000 common shares to advisors in exchange for services at a stated issue price of $0.20 per share, representing an aggregate value of $150,000.

(c)	Other settlement

As part of a settlement entered into in March 2025 with a hosting customer, mining equipment, including data containers, transformers and miners with an estimated value of $678,138 was transferred from the customer to Exanorth.

(d)	Share-based settlement

On July 28, 2025, the Company issued 63,907 common shares in connection to a settlement agreement with an existing shareholder at a stated price of $0.60 per share.

(e)	Private placements

Between August and October 2025, the Company closed brokered private placements totaling 2,937,500 units for gross proceeds of $1,175,000. Each unit comprises one convertible debenture and one common share purchase warrant. The convertible debentures bear interest at 15 percent per annum from issuance to the earlier of holder-elected conversion or three years from the date of issuance and are convertible into one common share at $0.40 per share. Each warrant entitles the holder to acquire one common share at an exercise price of $0.50 per share for two years from the date of issuance.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

4.	SUBSEQUENT EVENTS (CONT’D)

(e)	Private placements (cont’d)

Between August and October 2025, the Company closed a brokered private placement totalling 3,750,000 units for gross proceeds of $1,500,000. Each unit comprises one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.40 per share for 2 years from the date of issuance.

(f)	Issuance of RSUs

Between January and October 2025, the Company granted 68,380,000 RSUs at stated prices of $0.20 and $0.40, with each unit being convertible into one common share upon exercise by the holder. The RSUs vest upon completion of the Company's reverse takeover, the closing date of its Finland property, or immediately.

(g)	Finland subsidiary

On January 23, 2025, the Company purchased 100 shares of Ahold XVIII Oy, domiciled in Finland, representing 100% of issued share capital of the acquiree. The Company’s intent is to expand its operations into Finland at a later date.

(g)	Issuance of convertible debt

In October 2025, the Company issued convertible debentures for gross proceeds totalling $2,853,990. The convertible debenture entitles the holder to interest at 10% per annum on the subscribed amount from the date of its issuance to the earlier of: (i) its conversion at the sole discretion of the holder, or (ii) 18 months after its issue date. Each convertible debenture converts at $0.40 per common share of the Company.

(h)	Finland subsidiary

On January 23, 2025, the Company purchased 100 shares of Ahold XVIII Oy, domiciled in Finland, representing 100% of issued share capital of the acquiree. The Company’s intent is to expand its operations into Finland at a later date.

(i)	Contingent consideration

Subsequent to the reporting date, there have been no changes to status of the settlement with a shareholder. The contingent consideration described in Note 13 remains outstanding, the SPA has not been executed, the kr 2,000,000 ($190,335) cash payment has not been made, and the transfer of KlimaCloud shares has not occurred.

(j)	Senior secured loan

In June 2025, Bitzero Blockchain Inc. entered into a senior secured loan and guaranty agreement with a syndicate of lenders providing for up to $25 million in debt financing, to be advanced in two tranches. The initial tranche of $17,510,000 was approved and net proceeds of $16,190,944 were received on August 1, 2025, after deducting the original issue discount and professional fees.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

4.	SUBSEQUENT EVENTS (CONT’D)

(j)	Senior secured loan (cont’d)

An additional delayed draw facility of up to $8,240,000 is available at the lenders’ discretion; lenders are not obligated to fund any delayed draw, and any advance, if elected by the lenders, is subject to (i) timely delivery of a borrowing notice, (ii) the total delayed draw borrowings not exceeding the available capacity, (iii) completion of due diligence, site visits and underwriting and receipt of credit approval, and (iv) the absence of any default or event of default at the time of funding.

The loan bears interest at the greater of (i) Term SOFR plus 11% per annum and (ii) 14% per annum, payable monthly in arrears. It matures 36 months from closing, with principal amortization commencing six months after the initial funding date.

In connection with the financing, the Company issued warrants to the lenders entitling them to acquire, in aggregate, 25,534,972 common shares (consisting of 19,559,862 as part of the first tranche and 5,974,930 as part of the second tranche) at an exercise price of $0.01 per share, expiring in five years. The warrants are subject to customary anti-dilution and ratchet provisions and may be exercised on a cash or cashless basis.

5.	PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES

(a)	Presentation of financial information

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Company’s Annual Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFIRC”). Unless otherwise specified, amounts are in thousands of United States dollars and percentage changes are calculated using whole numbers.

(b)	Non-IFRS measures

In addition to the reported IFRS measures, industry practice is to evaluate entities giving consideration to certain non-IFRS performance measures, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).

These measures are not in accordance with IFRS and have no standardized definitions, and as such, our computations of these non-IFRS measures may not be comparable to measures by other reporting issuers. In addition, Company’s method of calculating non-IFRS measures may differ from other reporting issuers, and accordingly, may not be comparable.

A reconciliation of EBITDA and Adjusted EBITDA to IFRS net income is presented below.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

EBITDA is used as an alternative to net income because it includes major non-cash items such as interest, taxes and amortization, which management considers non-operating in nature. A reconciliation of EBITDA to IFRS net income is presented under the section Results from Operations of this MD&A.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

5.	PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES (CONT’D)

(b)	Non-IFRS measures (cont’d)

Adjusted EBITDA is used as an alternative to net income because it excludes major non-cash items such as amortization, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. A reconciliation of adjusted EBITDA to IFRS net income is presented under section Results from Operations of this MD&A.

EBITDA and Adjusted EBITDA are used by management as inputs in our internal metrics and in evaluating our ability to satisfy the Company’s obligations. EBITDA and Adjusted EBITDA are used as alternatives to IFRS net income (loss) because it excludes major non-cash items (including depreciation and amortization, interest, taxes and share-based payments) and other items that management considers non-operating in nature.

Management believes that these measures are helpful to investors because they are widely recognized measures of Company’s performance and provides a relevant basis of comparison to other entities. In addition to IFRS results, these measures are also used internally to measure the operating performance of the Company.

(c)	New and amended IFRS accounting standards that are effective for the current year

Adoption of the following new and revised IFRS Accounting Standards that have been issued and were effective in the year did not have a material impact on the financial statements of the Company in the current period:

Annual Improvements (2018-2020 Cycle) to IFRS 9 Financial Instruments

Amendments to IFRS 3 Business Combinations RE: Reference to the Conceptual Framework

Amendments to IAS 16 Property, Plant and Equipment RE: Proceeds before Intended Use

Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets RE:

Onerous Contracts—Cost of Fulfilling a Contract

(d)	New and revised IFRS accounting standards in issue but not yet effective

At the date of authorisation of these consolidated financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective for the Company’s consolidated financial statements for the periods presented:

IFRS 18: Presentation and Disclosure in Financial Statements

IFRS 18 is a comprehensive new standard on presentation and disclosure that will modify the structure and content of the primary consolidated financial statements and related notes. It is expected to affect presentation and disaggregation, including new defined subtotals in the statement of profit or loss.

Application for IFRS 18 is required for annual reporting periods beginning on or after January 1, 2027. The Company does not intend to early apply IFRS 18 and plans to apply it starting on October 1, 2027.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

The amendments to IAS clarify that the classification of liabilities is based on the rights that exist at the end of the reporting period and provides further guidance pertaining to the effect covenants have on classification and related disclosures.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

5.	PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES (CONT’D)

(d)	New and revised IFRS accounting standards in issue but not yet effective (cont’d)

Application for the amendments to IAS 1 Classification of Liabilities as Current or Non-current are required for annual reporting periods beginning on or after January 1, 2024. The Company has applied this standard effective October 1, 2024.

Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements

The amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements adds disclosures that enable users to assess the effects of supplier finance arrangements on liabilities and cash flows, including terms, amounts outstanding and related liquidity risk information.

Application for the amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements are required for annual reporting periods beginning on or after January 1, 2024. The Company has applied this standard effective October 1, 2024.

The directors do not expect that the adoption of the Standards listed above will have a material impact on the consolidated financial statements of the Company in future periods.

6.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY

In applying the Company’s accounting policies, which are described in Note 4, the directors are required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognised and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgements, including those involving estimations, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

(a)	Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.

The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities.

Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

6.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY (CONT’D)

(b)	Digital assets

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining of digital assets and subsequent measurement of the digital assets held. Management has exercised significant judgment in determining appropriate accounting treatment. Management has determined that revenues should be recognized as the fair value of digital assets received in exchange for mining services on the date that digital assets are received and subsequently measured as an intangible asset. In the event authoritative guidance is enacted by the IASB, the Company may be required to change its policies which could result in a change in the Company’s financial position and earnings.

(c)	Revenues from mining of digital assets

The Company enters into contracts with mining pools and has undertaken the performance obligation of providing computing power to the mining pool in exchange for non-cash consideration in the form of digital assets. Revenue is recognized upon receipt of digital currency in exchange for its mining activities at the fair market value of the digital currency received.

Management considers the prices quoted on a digital currency exchange to be a level 2 input under IFRS 13 Fair Value Measurement. Any difference between the fair value of digital assets recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of digital assets.

(d)	Going concern

The Company has made significant judgments about the Company's ability to continue as a going concern. These judgments involve considering the Company’s cash flow forecasts, financial position, market conditions, and the availability of financing. Given the volatile nature of the cryptocurrency market and the reliance on both mining and hosting revenues, management regularly assesses the Company’s liquidity and capital resources to ensure it can meet its obligations as they fall due. If future cash flows were to differ significantly from those estimates, this could have a material impact on the Company’s ability to continue as a going concern.

(e)	Valuation of right of use assets and liabilities

The valuation of right-of-use (ROU) assets and corresponding lease liabilities involves significant estimates, particularly in determining the lease term and the discount rate used to present value future lease payments.

Management’s judgment is required in evaluating whether options to extend or terminate leases are reasonably certain to be exercised, which affects the measurement of lease liabilities.

Additionally, in the absence of an implicit rate in the lease, the Company uses its incremental borrowing rate, which is determined based on the specific circumstances of the lease and the Company’s credit risk. Changes in these estimates could significantly impact the carrying amount of ROU assets and lease liabilities.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

6.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY (CONT’D)

(f)	Valuation of share-based expenses

The valuation of share-based expenses requires significant judgment and estimation, particularly in determining the fair value of equity instruments granted to employees and directors. The Company uses an appropriate valuation model, such as the Black-Scholes or binomial option pricing model, which requires inputs such as the expected volatility of the Company’s share price, the expected life of the options, risk-free interest rates, and expected dividend yields. These inputs are subject to estimation uncertainty, and changes in any of these assumptions could have a material impact on the amount of share-based expenses recognized.

(g)	Impairment of non-financial assets

The Company assesses non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Determining whether an impairment has occurred requires management to estimate the recoverable amount of the assets, which is the higher of fair value less costs of disposal and value in use.

These calculations require significant judgment, particularly in estimating future cash flows, discount rates, and market conditions. Any changes in these estimates could result in material adjustments to the carrying amounts of non-financial assets.

(h)	Depreciation and useful lives of property, plant and equipment

Determining depreciation periods and residual values for property, plant and equipment requires judgment. Management assesses expected physical wear and tear, technical and commercial obsolescence, maintenance programmes, and industry practice. Residual values are estimated with reference to comparable secondary-market transactions and scrap values, where relevant. These estimates are reviewed at each reporting date. A change of one year in average useful life or a 5 % swing in estimated residual value is considered to have a materially affect on depreciation expense in a period under evaluation.

(i)	Expected credit losses and provisions

The Company estimates expected credit losses by applying professional judgement in assessing forward-looking information, including the probability of default, loss rates, and the status of customer relationships. Changes in these assumptions could materially affect the amounts recognized.

Provisions are recognized when obligations from past events are probable and can be reliably measured. The measurement of provisions requires judgement in estimating the timing and amount of future outflows and, where relevant, the selection of discount rates. Given the inherent uncertainty, actual outflows may differ from the Company’s best estimate.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

7.	SELECTED FINANCIAL INFORMATION

(a)	Select annual information from the statements of profit or loss

The following table provides selected financial information from the statement of loss and comprehensive loss of the Company for the years ended September 30, 2024 and 2023:

	2024	2023
Revenue from digital assets mined	15,607,000	8,084,211
Revenue from hosting services	7,004,281	4,231,765
Direct costs	(24,387,670)	(19,532,909)
Operating expenses	(3,382,638)	(5,132,900)
Operating loss before other items	(5,159,027)	(12,349,833)
Other items	(8,611,223)	(1,409,241)
Total comprehensive loss	(13,770,250)	(13,759,074)

(i)	Revenue from digital assets mined

For the year ended September 30, 2024, the Company generated revenue of $15.6 million from digital assets mined, compared to $8 million in the prior fiscal year, representing an increase of approximately 93% year-over-year. The increase in revenue was driven primarily by higher average Bitcoin prices during certain periods of fiscal 2024, as well as by improved operational capacity and uptime at the Company’s Norwegian mining facility. The additional revenues reflect both increased scale of operations and more efficient deployment of mining equipment relative to the prior year.

Revenue from digital asset mining is recognized at the fair value of the cryptocurrency received on the date of mining. The Company’s mining revenues remain inherently volatile, being influenced by network difficulty adjustments, global Bitcoin pricing, and transaction fee dynamics. While revenues nearly doubled in the current year, profitability from mining operations was constrained by the continued pressure of high energy and depreciation costs, resulting in negative gross margins.

The year-over-year increase highlights the Company’s reliance on Bitcoin economics and network conditions. During fiscal 2024, network difficulty rose materially, reducing the number of Bitcoin mined per unit of hash rate, though this effect was partially offset by favorable price conditions at year-end. The Company benefitted from continuous optimization of its mining fleet, including replacement of older-generation units with more efficient application-specific integrated circuit miners, which improved energy efficiency.

Management anticipates that future mining revenues will remain directly tied to prevailing Bitcoin market prices and industry-wide network difficulty. The upcoming Bitcoin halving event, expected in 2024–2025, will reduce block rewards by 50%, potentially putting additional pressure on mining economics. This underscores the importance of ongoing efficiency gains, cost reduction strategies, and prudent capital allocation in order to sustain competitive mining operations.

(ii)	Revenue from hosting and maintenance services

Revenue from hosting and maintenance services was $7.0 million for the year ended September 30, 2024, compared to $4.2 million for the year ended September 30, 2023, an increase of approximately 66% year-over-year. Hosting revenue reflects income earned from providing third-party customers with access to the Company’s infrastructure, including rack space, power supply, cooling systems, and ongoing maintenance support.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(a)	Select annual information from the statements of profit or loss (cont’d)

(ii)	Revenue from hosting and maintenance services (cont’d)

The significant increase in hosting revenues was attributable to higher levels of utilization from existing and new customers, as well as improved contract terms negotiated during the year. Despite the broader volatility in the cryptocurrency sector, demand for hosting remained resilient, with certain customers preferring to outsource infrastructure requirements rather than bear the full operational and capital costs of self-mining.

Hosting and maintenance services provide stable, fiat-denominated revenues that are not directly tied to fluctuations in digital asset prices, thereby helping to mitigate volatility in the Company’s overall revenue profile. This segment has become increasingly important to the Company’s diversification strategy, as it offsets a portion of fixed facility operating costs and supports more consistent cash flows.

Going forward, management expects hosting and maintenance revenues to remain subject to customer demand, energy pricing, and industry consolidation. Hosting margins will continue to depend on the Company’s ability to manage power costs, optimize facility utilization, and secure contracts with favorable terms. While mining remains the Company’s primary revenue driver, hosting services are expected to remain an important complementary line of business that enhances the efficiency of existing infrastructure.

(iii)	Direct costs

Direct costs for the year ended September 30, 2024 were $24.4 million, compared to $19.5 million for the year ended September 30, 2023, representing an increase of approximately 25% year-over-year. Direct costs consist primarily of electricity costs, depreciation of mining equipment, labor and contractor fees, and facility operating expenses related to both mining and hosting operations.

The year-over-year increase reflects higher electricity usage and facility costs associated with expanded hosting and mining activities, together with depreciation charges arising from the Company’s significant investment in mining hardware and infrastructure. While certain efficiency initiatives reduced average power consumption per unit of hash rate, overall power requirements increased as operations scaled.

The continued growth in direct costs contributed to gross losses in both fiscal 2024 and fiscal 2023, underscoring the highly energy-dependent and capital-intensive nature of the business. The Company’s gross margin remains particularly sensitive to electricity prices, which represent the largest single component of direct costs. Management has implemented a cost optimization strategy that includes negotiating long-term energy supply contracts, investing in newer-generation ASIC miners, and pursuing infrastructure upgrades designed to reduce power intensity.

Management expects direct costs to remain elevated in the near term as the Company continues to operate at scale and invests in next-generation mining technology. The forthcoming Bitcoin halving event is expected to increase pressure on profitability across the industry, emphasizing the importance of securing low-cost energy and maintaining efficient facility operations. Management remains focused on identifying opportunities for further efficiency gains and leveraging hosting revenues to offset fixed operating costs.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(a)	Select annual information from the statements of profit or loss (cont’d)

(iv)	Operating expenses

Operating expenses, comprising administrative expenses, marketing expenses, and finance costs, totaled $3.3 million for the year ended September 30, 2024, compared to $5.1 million in fiscal 2023, representing a decrease of approximately 35% year-over-year.

Administrative expenses decreased to $2.8 million in fiscal 2024 from $4.6 million in fiscal 2023. The reduction reflects lower professional and consulting fees following the completion of key restructuring and compliance initiatives undertaken in the prior year, as well as ongoing cost containment measures implemented by management. The decline also reflects a normalization of overhead costs after elevated expenditures incurred in fiscal 2023 to support organizational restructuring and corporate governance requirements.

Marketing expenses increased to $46 thousand in fiscal 2024 from $6 thousand in fiscal 2023. The increase was due to targeted efforts to promote the Company’s hosting capabilities and position the brand within the global cryptocurrency mining ecosystem. Although still immaterial relative to total expenses, marketing costs are expected to grow gradually in line with the Company’s business development activities and expansion plans.

Finance costs increased modestly to $526 thousand in fiscal 2024 compared to $499 thousand in the prior year. The increase primarily reflects interest accruals on lease liabilities, related party advances, and outstanding convertible debentures. Finance costs are expected to remain a recurring expense until the Company refinances or repays its outstanding obligations.

The overall reduction in operating expenses demonstrates management’s commitment to financial discipline and efficiency, even as the Company continues to expand its revenue base. While administrative expenses are expected to remain at a lower, more sustainable level following the prior-year restructuring, finance costs will continue to reflect the Company’s capital structure. Marketing expenditures are anticipated to increase incrementally as the Company seeks to build stronger customer relationships and expand hosting activities.

(v)	Other expenses

Other expenses for the year ended September 30, 2024 totaled $6.1 million, compared to a net recovery of $139 thousand in fiscal 2023, representing a substantial year-over-year variance. These items consist primarily of non-operating or non-cash charges, and therefore can vary significantly from period to period depending on share-based compensation activity, foreign exchange movements, and investment revaluations.

The largest component of other expenses in fiscal 2024 was share-based compensation, which increased sharply to $4.8 million, compared to $0.7 million in fiscal 2023. The increase was driven by the issuance of new equity-based incentive awards to officers, directors, and employees, designed to align management and staff with long-term shareholder interests and to retain key talent within the highly competitive digital asset industry. The recognition of these costs is non-cash in nature but nevertheless represents a meaningful component of the Company’s reported loss for the year.

The Company recorded a foreign exchange gain of approximately $58 thousand in fiscal 2024, compared to a gain of $798 thousand in fiscal 2023. The reduced gain reflects lower volatility in exchange rate fluctuations affecting balances denominated in U.S. dollars for subsidiaries with Norwegian krone functional currency.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(a)	Select annual information from the statements of profit or loss (cont’d)

(v)	Other expenses (cont’d)

Given the international nature of the Company’s operations, management expects foreign exchange impacts to remain a recurring, though unpredictable, element of results.

No gains or losses were recorded on the disposal of assets in fiscal 2024, compared to a small realized loss of $538 in the prior year. Similarly, fair value adjustments on investments were immaterial at $30 thousand in fiscal 2024 versus $58 thousand in fiscal 2023. These line items reflect mark-to-market adjustments on non-core financial instruments and therefore do not form a significant part of the Company’s cost structure.

Included in accounts receivable as at September 30, 2024 are unpaid invoices issued to two customers for cryptocurrency mining hosting services.

In August 2024, Exanorth entered into a settlement agreement with one customer. Under the terms of the settlement, possession and ownership of the mining assets were transferred to Exanorth, resulting in $119 thousand being reclassified from accounts receivable to mining assets and VAT recoverable. The remaining accounts receivable from this customer was recorded as a loss of $135 thousand.

In March 2025, Exanorth entered into a settlement with another customer. Under this agreement, an amount of $3 million corresponding to the invoiced amounts excluding VAT, was written off as a provision for settlement. As part of the terms of settlement, the Company expects to receive equipment having value of $678 thousand. The remaining balance of $831 thousand, relating to VAT previously charged, continues to be recognized as a receivable, as the Company retains the contractual right to this amount. Management has assessed the recoverable of this amount and considers it to be collectible.

Taken together, the significant swing in other expenses between the two fiscal years was almost entirely attributable to the increase in share-based compensation expense and settlement provisions. These expenses, while non-cash, reflects management’s continued use of equity incentives as a tool to attract and retain qualified individuals. By contrast, the absence of impairment charges and minimal investment revaluations limited the variability of other categories. Management expects that share-based compensation will remain a recurring but variable expense tied to employee retention programs, while settlements losses, provisions for settlements, foreign exchange, fair value adjustments, and asset disposals will fluctuate in line with operating conditions and market factors outside of management’s control.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(b)	Select annual information from the statements financial position

The following table provides selected financial information from the statement of financial position of the Company for the years ended September 30, 2024 and 2023:

	2024	2023

Current assets	5,160,556	3,138,343
Non-current assets	24,690,096	29,371,389
Total assets	29,850,652	32,509,732

Current liabilities	12,865,723	7,735,901
Non-current liabilities	3,159,899	2,257,772
Equity	13,825,030	22,516,059
Total liabilities and equity	29,850,652	32,509,732

(i)	Current assets

As at September 30, 2024, the Company’s current assets totaled $5.1 million, compared to $3.1 million at September 30, 2023, representing an increase of approximately 64% year-over-year. The year-over-year growth was driven by the addition of subscriptions receivable, an increase in digital currency holdings, and higher indirect taxes recoverable, partially offset by a reduction in cash balances and trade receivables.

Digital currency holdings increased materially to $2.5 million at September 30, 2024, from only $90 thousand in the prior year. This increase reflects the accumulation of Bitcoin mined but not liquidated at the reporting date. The carrying value of digital assets is highly sensitive to market prices, as it is remeasured at fair value on each reporting date. The year-over-year growth reflects both higher levels of production from mining operations and management’s decision to hold a portion of mined output as inventory, providing potential upside exposure to Bitcoin appreciation while also introducing greater volatility in reported asset values.

Accounts receivable increased to $1.5 million at year-end, up from $1.3 million in the prior year. This increase indicates improvement of amounts due from hosting customers and tighter oversight of credit exposure, partially offset by the timing of new billings during the fourth quarter despite increased activity.

Prepaids and deposits remained relatively stable at $70.8 thousand in fiscal 2024, compared with $117 thousand in fiscal 2023. These balances consist primarily of prepayments for power and facility costs, insurance, and deposits required to support data center operations.

Indirect taxes recoverable increased to $0.4 million from $0.3 million, reflecting higher VAT and sales tax credits recoverable in Norway due to the expanded level of mining and hosting activities undertaken during the year.

Finally, cash and cash equivalents declined to $0.6 million at September 30, 2024, from $1.3 million at September 30, 2023. The reduction reflects the net use of cash to fund operating losses and capital expenditures, partially offset by proceeds from financing activities, including the equity subscription arrangements noted above.

Taken together, the overall increase in current assets reflects both financing-related activity, through the recognition of subscriptions receivable, and operational growth, as evidenced by the higher balance of digital assets on hand.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(b)	Select annual information from the statements financial position (cont’d)

(i)	Current assets (cont’d)

While these additions enhance the reported liquidity position of the Company, the composition of current assets has shifted toward categories exposed to market volatility and collection risk, as opposed to stable cash balances. Management continues to monitor both the timely collection of subscription proceeds and the valuation of digital assets to ensure that the Company maintains sufficient liquidity to support its ongoing operations.

(ii)	Non-current assets

As at September 30, 2024, the Company’s non-current assets totaled $24.6 million, compared to $29.3 million at September 30, 2023, representing a decline of approximately 16% year-over-year. The reduction was primarily attributable to depreciation and impairment of existing mining equipment and related infrastructure, partially offset by new capital investment in construction in progress.

The largest category of non-current assets remains property, plant and equipment, which declined to $17.1 million at September 30, 2024, from $24.5 million in the prior year. The reduction reflects depreciation expense recorded during the year, as the Company continues to recognize the consumption of economic benefits from its mining servers and supporting infrastructure. The decline in carrying value underscores the capital-intensive nature of the business and the relatively short useful lives of mining equipment, which are typically depreciated over three years. Despite this reduction, the assets remain essential to the Company’s ongoing mining and hosting operations, and management continues to pursue replacement and upgrade programs designed to maintain competitiveness in terms of energy efficiency and hash rate capacity.

The balance of construction in progress increased significantly to $5.1 million at September 30, 2024, compared to $1.2 million in fiscal 2023. This increase reflects continued investment in expansion projects at the Company’s Data Center, including infrastructure upgrades and the staged installation of newer-generation mining units. These capital expenditures represent management’s ongoing commitment to positioning the Company for long-term growth, even as the industry approaches the next Bitcoin halving event. The Company anticipates that a portion of this balance will be transferred to property, plant and equipment in fiscal 2025 as assets are placed into service.

The carrying value of right-of-use assets declined sharply to $0.9 million from $2.1 million in the prior year. The reduction is the result of amortization of existing lease assets over the term of the related contracts, combined with limited new leasing activity during the year. These assets primarily relate to long-term leases of data center facilities, and the decline reflects the ongoing recognition of right-of-use depreciation rather than any reduction in operational capacity.

Taken together, the year-over-year movement in non-current assets highlights the balance between depreciation of existing assets and reinvestment in new infrastructure. The decline in property, plant and equipment illustrates the rapid pace of equipment obsolescence inherent in the cryptocurrency mining industry, while the growth in construction in progress demonstrates management’s strategy of reinvesting in more efficient equipment and facility enhancements to sustain operational scale. The reduction in right-of-use assets reflects the accounting recognition of lease obligations, rather than a strategic change in approach.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(b)	Select annual information from the statements financial position (cont’d)

(ii)	Non-current assets (cont’d)

Management expects that non-current assets will remain a significant portion of the Company’s total balance sheet and that periodic reinvestment in new mining technology and facility infrastructure will be required in order to maintain competitiveness. The shift from depreciated property toward construction in progress signals a cycle of renewal, positioning the Company for improved efficiency and capacity in future periods.

(iii)	Current liabilities

As at September 30, 2024, the Company’s current liabilities totaled $12.8 million, compared to $7.7 million at September 30, 2023, representing an increase of approximately 66% year-over-year. The growth in current obligations reflects higher trade payables, larger customer deposits, the recognition of additional lease liabilities, and higher accrued interest, underscoring both the expansion of the Company’s operations and the financing structure supporting them.

The most significant component of accounts and other payables was trade payables, which rose to $6.3 million at year-end, compared to $3.1 million at September 30, 2023. The increase is a result of increased hosting activity and corresponding increase in hosting costs, illustrating the Company’s ability to secure larger and longer-term hosting contracts, thereby improving visibility of future revenues. The remaining increase in accounts and other payables reflects higher facility operating costs, outstanding invoices from suppliers and contractors related to mining and hosting activities, and the timing of settlement of professional and consulting fees. This rise aligns with the expansion of revenue-generating activities and the corresponding growth in direct and administrative costs.

Lease liabilities, current portion, increased sharply to $1.9 million at September 30, 2024, from $0.3 million in the prior year. The increase reflects the reclassification of lease obligations as they approach maturity within the next twelve months, consistent with the requirements of IFRS 16. These liabilities primarily relate to long-term leases for data center facilities and associated infrastructure, and their increase demonstrates the Company’s continued reliance on leased capacity as part of its operational footprint.

Contingent consideration payable remained unchanged at $1.8 million compared to fiscal 2023. This balance represents obligations arising from historical acquisition activity, payable upon the satisfaction of certain performance conditions or other contingencies. Management continues to monitor these obligations closely, though no changes were recognized during the current year.

Related party advances decreased to $67 thousand at September 30, 2024, compared to $117 thousand in the prior year. These amounts represent short-term funding support from related parties, and the reduction reflects partial repayment of balances outstanding.

Finally, convertible debentures, classified as current liabilities, increased to $1.36 million at September 30, 2024 from $1.18 million at September 30, 2023. These instruments continue to accrue interest until maturity or conversion, and their classification as current reflects their contractual terms. The increase reflects the accrual of interest on those convertible debentures, consistent with the Company’s financing structure, which relies in part on debt and related party funding to support working capital requirements.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(b)	Select annual information from the statements financial position (cont’d)

(iii)	Current liabilities (cont’d)

Overall, the year-over-year increase in current liabilities reflects the scaling of operations and the Company’s reliance on both customer deposits and financing arrangements to fund working capital.

While the increase in accounts payable and accrued liabilities is a natural consequence of higher operational activity, the rise in contract deposits highlights stronger customer engagement in hosting services. Management remains focused on meeting these obligations as they fall due, with liquidity supported by current assets, including receivables, digital currency holdings, and expected financing proceeds.

(iv)	Non-current liabilities

As at September 30, 2024, the Company’s non-current liabilities totaled $3.1 million, a substantial increase compared to $2.2 million as at September 30, 2023. The increase reflects the recognition of the long-term portion of the settlement liability, reclassification of lease obligations into current liabilities as they approach maturity, and the absence of new long-term debt instruments or financing arrangements being undertaken during the year.

Settlement liability, non-current portion was new significant line item in fiscal 2024, recorded at $3.0 million. This balance, disclosed in Note 22 of the financial statements, reflects the present value of the settlement liability payable that is due in more than one year.

The only non-current liability reported at September 30, 2024 was recorded at $0.1 million, compared with $2.2 million in the prior year. This decrease reflects both the passage of time on existing lease contracts and the scheduled repayments of lease obligations, which resulted in a significant portion being reclassified as current liabilities due within twelve months. The remaining balance represents lease obligations extending beyond one year for data center facilities, though the magnitude is now minimal relative to total liabilities.

The movement in non-current lease liabilities is consistent with the decline in right-of-use assets noted in the non-current assets discussion, as the amortization of leased assets is mirrored by the reduction of the associated lease liability. The reduction also underscores that the Company has not entered into significant new long-term leasing arrangements during the fiscal year, opting instead to operate within the framework of existing facility agreements.

No other non-current borrowings, convertible instruments, or related party obligations were reported as at September 30, 2024. The absence of additional long-term debt obligations suggests that the Company continues to rely primarily on current liabilities, customer deposits, and equity financing to fund its operations and capital investment program.

Overall, the increase in non-current liabilities represents a shift in the Company’s revenue model, as it relies more heavily on mining revenue compared to hosting contracts. This provides the Company with more flexibility surrounding the use of its mining infrastructure and related assets. Management continues to evaluate financing alternatives but remains focused on maintaining financial flexibility while balancing the capital-intensive demands of mining operations with the stability of hosting revenues.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(b)	Select annual information from the statements financial position (cont’d)

(v)	Equity

As at September 30, 2024, total equity attributable to shareholders was $13.8 million, compared to $22.5 million at September 30, 2023, representing a decrease of approximately 39% year-over-year. The decline in equity primarily reflects the net loss for the year, together with an increase in accumulated other comprehensive losses, partially offset by new share issuances that increased share capital.

Share capital increased to $81.6 million at September 30, 2024, up from $76.9 million in the prior year. The increase reflects equity financing completed during fiscal 2024, including the issuance of common shares under subscription agreements, which were only partially collected as at year-end and recorded as subscriptions receivable. These transactions provided important capital inflows to support the Company’s operations and investment in mining infrastructure consistent with broader industry practice among capital-intensive cryptocurrency mining companies.

The increase in share capital underscores the Company’s ongoing reliance on equity markets to finance its activities, Contributed surplus rose modestly to $8.1 million from $7.8 million in the prior year. This balance reflects the cumulative impact of share-based compensation and other equity-related adjustments. The increase corresponds with the significant share-based compensation expense recognized in fiscal 2024, as new equity awards were granted to officers, directors, and employees. These awards align management incentives with long-term shareholder value creation but contribute to dilution of existing shareholders.

The debenture reserve remained unchanged at $55 thousand year-over-year, representing the residual equity component from previously issued convertible debentures.

Accumulated other comprehensive loss increased to $11 million at September 30, 2024, compared to $8.5 million in the prior year. The increase in the deficit reflects primarily unfavorable movements in the revaluation of digital currency balances and other comprehensive items recorded through equity rather than net income. This element of equity is inherently volatile, given its sensitivity to cryptocurrency price fluctuations and associated valuation adjustments.

Accumulated losses increased to $65 million as at September 30, 2024, compared with $53 million at September 30, 2023. The increase of nearly $12 million corresponds to the net loss reported for the year, which reflects ongoing operating losses, high direct costs relative to revenues, and significant share-based compensation expense. The accumulation of losses highlights the challenges of sustaining profitability in a capital-intensive industry subject to volatile digital asset pricing.

Taken together, the year-over-year movement in equity reflects the interplay of new capital inflows through share issuances, the recognition of share-based compensation, and the persistence of operating and comprehensive losses. Although equity has declined overall, the ability of the Company to raise new capital demonstrates continued investor support. Management acknowledges that further strengthening of the equity base may be required to support future expansion and to maintain a cushion against the volatility inherent in the cryptocurrency mining sector.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(c)	Digital currency operations

For the year ended September 30, 2024, revenue for digital assets mined was $15.6M (2023 - $8.0M).

The change reflects 277.77 BTC mined during the year ended September 30, 2024 as compared to 336.45 BTC mined during the comparative period, driven primarily by differences in average hashrate and network difficulty.

Average hashrate for the period was 0.63 EH/s (period-end installed hashrate 0.92 EH/s), compared with installed capacity of 0.42 EH/s across 32 containers and 10,263 miners.

Average realized price of 54,310 $/BTC (including transaction fees) as compared to 24,261 $/BTC in the comparative period, consistent with our policy to recognize mining revenue at the fair value of digital assets upon receipt.

Existing rigs (installed prior to the beginning of the reporting period): approximately 80.08% of mining revenue. New rigs (placed in service during the reporting period): approximately 19.92% of mining revenue.

For the year ended September 30, 2024, direct costs were $24.4M (2023 - $19.5M, respectively). Electricity and grid services: 26.87 MWh × 47.19 $/MWh = 13,569,639 (For the comparative period: 17.54 MWh × 49.52 $/MWh = 9,154,813). Utilities increased year-over-year, reflecting higher consumption during higher-uptime periods and network conditions.

8.	QUARTERLY RESULTS

	For the three months ended (unaudited)
	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022
	$	$	$	$
Revenue	1,495,412	(137)	2,404,473	2,713,422
Net loss and comprehensive loss	910,211	1,206,365	9,384,686	15,030,906
Total assets	16,960,164	48,485,463	50,334,452	43,090,648
Total liabilities	8,932,029	8,904,301	4,378,406	7,532,769
Basic and diluted loss per share	0.01	0.00	0.03	0.05

	For the three months ended (unaudited)
	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023
	$	$	$	$
Revenue	1,186,136	424,478	1,297,062	9,408,300
Net loss and comprehensive loss	7,832,041	553,831	2,838,400	2,534,802
Total assets	55,130,157	53,321,816	50,704,069	29,850,652
Total liabilities	8,855,730	7,727,148	7,659,137	9,993,673
Basic and diluted loss per share	0.03	0.00	0.01	0.01

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

8.	QUARTERLY RESULTS (CONT’D)

	For the three months ended (unaudited)
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
	$	$	$	$
Revenue	4,253,730	1,939,302	6,850,336	9,567,912
Net loss and comprehensive loss	1,596,588	649,685	1,346,820	10,177,157
Total assets	46,213,966	47,641,574	58,800,331	29,850,652
Total liabilities	9,679,369	7,798,355	13,417,570	16,025,622
Basic and diluted loss per share	0.01	0.00	0.00	0.03

All quarterly financial information is unaudited.

9.	MATERIAL TRANSACTIONS

(a)	Issued and outstanding share capital

Share issuances	Shares	Share capital
	#	$

Balance as at September 30, 2022 and 2023	309,582,563	76,931,052

June 4, 2024	7,000,000	1,160,853
September 6, 2024	1,000,000	200,000
September 12, 2024	15,379,100	3,370,541
	23,379,100	4,731,394
Balance as at September 30, 2024	332,961,663	81,662,446

During the year ended September 30, 2023, there were no changes in Company's share capital. During the year ended September 30, 2024, the Company issued 23,379,100 new shares, increasing its share capital by $4,731,394.

Details regarding the 2024 shares issuances are as follows:

	Shares	Price	Proceeds	Share capital
	#	$	$	$

Exercise of RSUs	22,379,100	n/a	n/a	4,531,394
Legal settlement	1,000,000	0.20	n/a	200,000
	23,379,100		—	4,731,394

On September 6, 2024, the Company issued 1,000,000 shares to a shareholder in connection with the settlement of obligations related to the acquisition of Exanorth under a settlement agreement signed in June 2024.

As part of the June 2024 settlement between Exanorth and a shareholder, the parties agreed that the shareholder will sell to Exanorth all owned shares in KlimaCloud AS (“KlimaCloud”) pursuant to a share purchase agreement (“SPA”) to be executed on market terms, for a total consideration of kr 2,000,000 ($190,335) in cash and the transfer of 1,000,000 shares in Bitzero. As of September 30, 2024, the SPA had not been executed, the kr 2,000,000 ($190,335) had not been paid, and the transfer of shares in KlimaCloud had not occurred.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

9.	MATERIAL TRANSACTIONS (CONT’D)

(b)	Options

The Company has a stock option plan (the “Stock Option Plan") under which the Board of Directors may grant to directors, officers, employees and technical consultants to the Company non-transferable options to purchase common shares, exercisable for periods of 3 to 5 years from the date of the grant.

A summary of the stock options is as follows:

	Number	Weighted- average exercise price	Amount
	#	$	$

Balance, September 30, 2022	31,558,255	0.28	5,433,466
Granted	—	—	—
Cancelled	—	—	—
Balance, September 30, 2023	31,558,255	0.28	5,433,466
Granted, July 7, 2024	500,000	0.20	109,247
Cancelled	(20,994,320)	0.34	(2,638,325)
Balance, September 30, 2024	11,063,935	0.16	2,904,388
Exercisable	10,563,935	0.16	2,795,142

Vesting Conditions	Options outstanding	Weighted- average exercise price	Weighted- average remaining life
	#	$	$

Immediately	4,113,935	0.05	1.60
1/3 per year from grant date	3,050,000	0.05	1.60
Immediately	1,700,000	0.40	2.78
Immediately	1,500,000	0.40	2.43
Immediately	200,000	0.40	2.50
Subsidiary reaches revenue of EUR 4 million	500,000	0.20	4.69
Outstanding, September 30, 2024	11,063,935	0.16	2.05
Exercisable, September 30, 2024	10,563,935	0.16	1.93

During the 2024 period, 20,994,320 stock options were cancelled due to non-compliance or departure of certain option holders, or the issuance of RSUs.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

9.	MATERIAL TRANSACTIONS (CONT’D)

(b)	Options (cont’d)

The fair value of each share-based payment transaction was estimated on the date of the grant, as determined by using the Black-Scholes option pricing model with the following weighted average assumptions:

July 7, 2024 5-year
Estimated stock price at time of grant	$0.26
Exercise price of the option	$0.20
Number of periods to exercise, in years	5.00
Compounded risk-free rate	3.43%
Expected volatility	115%
Dividend yield	0%

(c)	Restricted stock units

The 2022 Restricted Share Unit Plan (the “RSU Plan”) allows the Company to award restricted share units to officers, employees, directors and consultants of the Company upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee.

The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the Board.

The RSUs are recognized as share-based compensation expense over the vesting period which is the lesser of: (i) the occurrence of one of the pre-defined liquidity events in the RSU notice, and (ii) 5 years after the grant date.

A continuity of RSUs is as follows:

	RSUs Granted	RSUs Vested	Amount
	#	#	$

September 30, 2022	7,000,000	2,071,233	6,432,493
Vested	—	7,000,000	—
Excercised	—	—	—
September 30, 2023	7,000,000	9,071,233	6,432,493
Issued	49,975,200	—	10,941,233
Vested	—	25,879,100	—
Excercised	(22,379,100)	(22,379,100)	(4,531,394)
September 30, 2024	34,596,100	12,571,233	12,842,332

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

9.	MATERIAL TRANSACTIONS (CONT’D)

(c)	Restricted stock units (cont’d)

During the year ended September 30, 2024, share-based compensation expense for the Company’s RSUs was $4,531,394 (2023 - $Nil). The fair value of each share-based payment transactions was estimated on the date of the grant, based on the present value of the present value of the underlying equity, with the following weighted-average assumptions:

	April 30, 2024	June 3, 2024
Estimated stock price at time of grant	$0.26	$0.26
Number of periods to exercise, in years	$5.00	$5.00
Compounded risk-free rate	3.92%	3.59%
Discount for lack of marketability	16%	16%

As at September 30, 2024 a total of 12,571,233 (2023 – 9,071,233) RSUs had vested.

For details of related party transactions, see Note 13.

10.	RECONCILIATION OF EBITDA

The following table outlines the reconciliations of adjusted EBITDA and adjusted EBITA margin to its nearest IFRS measure:

	2024	2023

Total comprehensive loss	(13,770,250)	(13,759,074)
Interest expenses	523,970	544,533
Income income	(9,584)	(56,397)
Income taxes	—	—
Depreciation	11,602,852	10,775,271
EBITDA	(1,653,012)	(2,495,667)
Stock-based compensation	4,879,221	717,254
Foreign exchange gain	(58,633)	(798,747)
Fair value gain on re-measurement of digital assets	(240,678)	(1,589)
Adjusted EBITDA	2,926,898	(2,578,749)

Revenue	22,611,281	12,315,976
Adjusted EBITDA	2,926,898	(2,578,749)
Adjusted EBITDA margin	13%	-21%

Adjustments to EBITDA are described in detail in the notes to the financial statements.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

11.	LIQUIDITY AND CAPITAL RESOURCES

(a)	Liquidity

As at September 30, 2024, the Company held cash and cash equivalents of $0.7 million, compared to $1.3 million as at September 30, 2023. In addition, the Company maintained digital assets valued at $2.5 million (September 30, 2023 – $0.1 million), which may serve as a supplemental source of liquidity depending on prevailing market conditions. The Company’s working capital deficit as at year-end was $7.7 million (September 30, 2023 – $3.1 million), reflecting both increased current liabilities.

The Company’s ability to generate sufficient liquidity in the near term remains dependent on (i) ongoing revenues from digital assets mined and hosting services, (ii) collections from customer contracts, and (iii) prudent cost management. While operations generated revenues of $22.6 million during the year (2023 – $12.3 million), these revenues were offset by direct costs of $24.4 million (2023 – $19.5 million), resulting in continued negative operating cash flows.

Management monitors liquidity risk by preparing regular cash flow forecasts and assessing its ability to meet obligations as they come due. The Company has historically relied upon a combination of operating cash flows, equity financings and strategic arrangements to support its capital requirements, and expects that such financing sources will continue to be necessary until operations achieve sustained profitability.

The Company’s current liabilities increased to $12.9 million as at September 30, 2024, compared to $7.7 million as at September 30, 2023, largely due to higher accounts payable and contract deposits associated with hosting arrangements. These obligations are expected to be settled through a combination of customer prepayments, collections on subscriptions receivable, and ongoing financing initiatives.

There are inherent risks associated with the Company’s liquidity position, including volatility in digital asset prices, reliance on stable electricity costs, and the availability of external capital.

Management believes the Company has adequate resources to fund its short-term obligations but acknowledges that future growth will require access to additional financing.

(b)	Contractual obligations

The Company is party to various contractual obligations, including lease liabilities, convertible debentures, and related party advances. As at September 30, 2024, total lease liabilities amounted to $2.1 million, of which $2.0 million is due within one year. In addition, convertible debentures of $0.9 million are outstanding and classified as a current liability. Interest payable on these instruments totaled $0.4 million at year-end. The Company continues to service these obligations through available cash resources and ongoing capital management efforts.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

11.	LIQUIDITY AND CAPITAL RESOURCES (CONT’D)

(c)	Capital resources

The Company’s capital resources primarily consist of shareholders’ equity, which totaled $13.8 million at September 30, 2024, compared to $22.5 million in the prior year. The decrease was attributable to the net loss for the period and other comprehensive losses. The Company’s share capital increased to $81.6 million (2023 – $77 million) as a result of equity issuances during the year, which provided important financing for operations. Management defines its capital structure as shareholders’ equity, debt instruments (including convertible debentures and lease liabilities), and other financing arrangements. The Company’s objective is to preserve a flexible capital structure that allows it to respond to changing economic and industry conditions, while minimizing the overall cost of capital.

As of the reporting date, the Company has no significant capital expenditure commitments beyond those disclosed in the financial statements; however, expenditures are expected to be required in future periods to maintain and expand the Company’s mining and hosting infrastructure. Such commitments are anticipated to be funded through a combination of operating revenues, equity financings, and potential strategic partnerships.

Known trends that may affect the Company’s capital resources include volatility in digital asset markets, regulatory developments affecting cryptocurrency mining and hosting services, and the Company’s ability to access capital markets on favorable terms. Management continues to evaluate financing alternatives to ensure that sufficient resources are available to support both near-term liquidity needs and longer-term strategic growth initiatives.

(d)	Digital currency

The Company holds Bitcoin primarily to support working capital needs. In managing liquidity risk, management targets maintaining cash and cash equivalents in excess of expected cash outflows over the next sixty days. When forecasts indicate a shortfall against this target, the Company disposes of Bitcoin to bridge the gap. Disposals are sized using weekly cash flow forecasts that consider near-term power, payroll, lease and debt-service obligations and expected customer collections; timing is aligned to settlement dates for these obligations and market trading windows that provide sufficient depth.

The Company continues to treat Bitcoin as a supplemental source of liquidity and will adjust the timing and amount of future sales in line with forecast cash needs and prevailing market conditions. Please refer to the corresponding financial statements for a continuity schedule of Bitcoin balances and disposals, and Financial Instruments and Risk Management for the Company’s 60-day liquidity risk framework.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has exposure to credit risk, liquidity risk, and market risk arising from financial instruments. Management considers credit risk and market risk to be low. The following summarizes the Company’s financial instruments and associated risks.

Risk management framework

The Company's board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT’D)

Risk management framework (cont’d)

The board of directors has established the risk management committee, which is responsible for developing and monitoring the Company's risk management policies. The committee reports regularly to the board of directors on its activities.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company's activities. The Company, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

The Company aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on liabilities (other than trade payables) over the next 60 days.

The Company also monitors the level of expected cash inflows on trade and other receivables, together with the expected outflows on trade and other payables.

The Company's exposure to liquidity risk, calculated as total liabilities, is $16,025,622 as at September 30, 2024 (2023 – $9,993,673), for which the Company has cash of $687,226 on hand to satisfy its liabilities (2023 – $1,315,707). There have been no changes to the method for managing liquidity risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. In order to reduce its credit risk, the Company reviews a new customer's credit history before extending credit and conducts regular reviews of its existing customers' credit performance. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency rate risk, interest rate risk and other price risk. The Company is mainly exposed to interest rate and currency risk.

Foreign currency risk

The Company is exposed to foreign currency risk primarily through its operations in multiple jurisdictions and transactions denominated in currencies other than its functional currency.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT’D)

Foreign currency risk (cont’d)

Foreign currency risk arises from recognized assets and liabilities, as well as future commercial transactions that are denominated in a currency different from the functional currency of the Company entities. The Company monitors its exposure to foreign currency risk on an ongoing basis and uses derivative financial instruments, such as forward exchange contracts, to hedge significant foreign currency exposures when considered appropriate. The effectiveness of these hedging instruments is assessed regularly.

However, the Company does not hedge all of its foreign currency exposures, and fluctuations in exchange rates could have a material impact on the Company’s financial performance and position.

Interest rate risk

The Company’s exposure to interest rate risk arises primarily from its variable-rate borrowings and lease liabilities. Changes in market interest rates can affect the Company’s interest expense and the value of its financial liabilities. To manage interest rate risk, the Company may enter into interest rate swap agreements to convert variable-rate debt into fixed-rate debt, thereby reducing exposure to fluctuations in interest rates. Management regularly reviews the interest rate exposure and considers the potential impact of interest rate movements on its financial performance. However, there can be no assurance that these measures will fully mitigate the impact of interest rate fluctuations.

Digital currency risk

The Company is exposed to digital currency risk due to its holdings and transactions in cryptocurrencies. Digital currency risk arises from the volatility in the market prices of cryptocurrencies, which can fluctuate significantly due to various factors, including market demand, regulatory developments, and macroeconomic trends.

The Company manages its digital currency risk by monitoring market conditions and may engage in hedging activities, such as entering into derivative contracts, to mitigate the impact of adverse price movements. However, given the inherent volatility and the relatively nascent nature of digital currency markets, there remains a significant risk that the value of the Company’s digital assets could experience substantial fluctuations, which could materially affect the Company’s financial performance and position.

Custody risk

The Company mines digital assets through a pool and transfers rewards from the pool to Company-controlled private wallets on a daily basis, and safeguards these holdings through a tiered wallet structure. Transactions are subject to segregation of duties and role-based approvals. Private keys are generated in controlled environments with encrypted, geographically separated backups and periodically refreshed. The Company does not use a third-party custodian to hold digital assets and exposure to the pool is minimized through daily withdrawals and monitoring. Wallet activity is reconciled and reviewed by management.

Loss of access risk

The loss of access to the private keys associated with the Company’s Bitcoin holdings may be irreversible and could adversely affect an investment. An amount of Bitcoin is spendable only by whoever possesses the private key associated with the address on which the Bitcoin is held.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT’D)

Loss of access risk (cont’d)

To the extent a private key is lost, destroyed, or otherwise compromised, and no backup is accessible, the Company may be unable to access the associated Bitcoin. To mitigate this, the wallets are designed such that no single key, device, or individual is critical, encrypted back-ups and/or key-share arrangements are maintained in secure locations to enable controlled recovery.

13.	RELATED PARTY TRANSACTIONS

The Company defines related parties in accordance with the definitions in IAS 24 - Related Party Disclosures. As they pertain to the Company, related parties comprise: (i) Key management personnel as described below, and (ii) entities within the Company’s reporting group as described in Note 3(b).

(a)	Key management personnel transactions

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly, and includes Chief Executive Officer, Chief Financial Officer, Chief Technical Officer. Amounts owing to related parties consists of amounts due to key management.

During the years ended September 30, 2024 and 2023, key management personnel compensation consisted of short-term and long-term benefits and remuneration, and was classified as follows:

	2024	2023
	$	$

Total compensation paid to key management	223,481	1,874,257
Share-based payments	4,879,221	717,254
	5,102,702	2,591,511

As of September 30, 2024 and 2023, amounts due to related parties consisted of the following:

	2024	2023
	$	$

Balances included in accounts and other payables	213,119	68,217
Balances included in related party advances	66,950	116,950
Balances included in convertible debentures	1,364,013	1,180,856
	1,644,082	1,366,023

The balances are unsecured, due on demand and bear no interest, unless otherwise disclosed.

(b)	Key management dispute

The Company filed a lawsuit against its former CEO, for employment-related matters. The former CEO has filed a countersuit for damages against the Company. The likelihood and magnitude of the amounts in dispute are not determinable as at the date of these consolidated financial statements and, as such, no provision has been recorded thereon.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

13.	RELATED PARTY TRANSACTIONS (CONT’D)

(c)	Convertible debentures

On August 10, 2021, the Company obtained an unsecured convertible loan from the Company’s CEO, (“CEO Loan”), in the principal amount of $1,000,000. The CEO Loan shall bear no interest prior to the maturity date. As and from the maturity date, any outstanding balance of the loan shall bear interest at an annual rate of 15% per annum, compounded semi-annually.

The Company must repay the loan immediately upon the earliest of the date (the “Maturity Date”) or the occurrence of the following events: (i) the Company receiving gross funds from investors participating in the Company’s current round of equity financing totaling $10,000,000 or more, or (ii) the Company having public market value/capitalization on a recognized Canadian stock exchange of at least $50,000,000 or (iii) CEO ceasing to be the Chairman and CEO of the Company for any reason whatsoever, other than his voluntary resignation.

After the Maturity Date, the Company may also elect, at its sole discretion, to convert the amount of the loan in whole or in part into common shares of the Company at a price of CAD $0.40 per common share.

The Company allocated the proceeds of $1,000,000 as follows: first to liability component for $945,267, with the residual value to the equity component for $54,733. The debenture has not been converted or repaid subsequent to the year end.

14.	OFF-BALANCE-SHEET ARRANGEMENTS

As at September 30, 2024 and 2023, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

15.	RISK FACTORS AND UNCERTAINTIES

The Company’s operations involve numerous risks and uncertainties, many of which are beyond its control. The risks outlined below are not exhaustive. Additional risks—currently unknown to the Company or considered immaterial by management—could materially and adversely affect the Company’s business, operations, financial condition, results of operations, or share price. Investors should carefully evaluate the following risks together with the other information contained in this MD&A and the Company’s financial statements before making an investment decision. A number of the Company’s risks are entity specific, including concentration of operations at a single facility in Norway’s NO4 region, reliance of a third party mining pool provider (Luxor), exposure to a limited number of hosting customers, and the potential impact of Norwegian regulatory or grid policy changes on power costs and uptime.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(a)	Technology, digital asset custody & operational continuity

(i)	Cryptocurrency security and code vulnerabilities

The Company’s digital asset holdings are inherently vulnerable to cybersecurity incidents, source code flaws, and network exploits. Cryptocurrencies rely on complex and constantly evolving open-source software, and despite peer review, errors in the codebase have occasionally been identified and exploited by malicious actors. While material exploits remain relatively rare, the possibility exists that undiscovered vulnerabilities could enable unauthorized transfers or the creation of counterfeit assets, potentially resulting in significant financial losses for the Company. The very nature of cryptocurrencies—as bearer assets accessible only through private keys—exacerbates this risk, as stolen or compromised assets are virtually impossible to recover.

(ii)	Custodial, wallet, and exchange risks

The Company’s reliance on custodial solutions, both internal and external, presents additional risks of theft, mismanagement, or insolvency of service providers. Cryptocurrency exchanges, although a key source of liquidity, remain less regulated and more prone to fraud, hacking, and operational failures than traditional financial institutions. High-profile collapses of exchanges in recent years underscore the vulnerability of counterparties in this space. Any exchange failure or wallet compromise could lead to unrecoverable losses of the Company’s inventory, directly harming its financial condition and potentially affecting investor confidence.

(iii)	Systems failures and cyber incidents

Maintaining continuous mining and treasury operations requires resilient IT infrastructure. Risks include cyber intrusions, malware attacks, denial-of-service incidents, and failures due to fire, flood, or other disasters. The Company invests in redundancies, backup power, and ongoing upgrades to infrastructure; however, no system is infallible.

Extended downtime could impair mining output, disrupt treasury functions, and materially reduce revenues. Moreover, reputational harm may arise if customers, partners, or regulators perceive inadequacies in the Company’s controls.

(iv)	Access to economical and reliable power

Cryptocurrency mining is energy intensive. The Company’s operations depend on reliable, large-scale, and competitively priced electricity. Any material increase in power tariffs, supply curtailments, or unfavourable regulatory actions by utilities could erode operating margins. For example, regional energy regulators such as Hydro-Québec have previously imposed moratoria and considered imposing surcharges or operational requirements on cryptomining firms. Similar actions in the future could materially impact the Company’s cost base and profitability.

(v)	Hardware sourcing, pricing and technological obsolescence

The Company’s competitiveness depends on the timely acquisition of state-of-the-art mining machines at reasonable cost. Global demand for mining hardware is highly cyclical, and shortages or supply chain disruptions can lead to inflated prices and delivery delays. Rapid technological advancement further compounds this risk, as newer models quickly supersede older ones, reducing efficiency and revenue potential. If the Company cannot secure updated hardware, it risks being outcompeted by better-capitalized peers.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(a)	Technology, digital asset custody & operational continuity (cont’d)

(vi)	Insurance limitations

Insurance tailored to cryptocurrency mining and custody remains nascent, with limited coverage options available at significant cost. Events such as theft, hacking, or catastrophic facility damage may fall outside standard policies or within exclusions. If uninsured or underinsured losses occur, the Company could experience material financial and operational setbacks.

(vii)	Permits and licenses

Mining and hosting operations may require governmental permits and environmental, zoning, or regulatory approvals.

Inability to obtain or maintain these approvals could restrict growth or increase compliance costs. Unexpected changes in licensing regimes could also impose delays or additional capital requirements.

(viii)	Third-party service providers and software dependencies

The Company’s operations rely on a wide network of third-party vendors, including software developers, cloud computing providers, and specialized contractors. Many of these service providers operate outside of traditional regulatory frameworks, and their internal controls may not be transparent. If such third parties fail to deliver services, suffer outages, or experience breaches of their own systems, the Company may face significant disruptions to its mining, treasury, and reporting functions. Replacing or renegotiating with these providers can be costly and time-consuming, and prolonged service interruptions could materially impair financial performance.

(ix)	Physical facility risks and environmental hazards

Mining operations are highly sensitive to the physical integrity of their facilities. Fire hazards, water damage, structural weaknesses, and HVAC failures present ongoing risks to the safety and continuity of operations. Furthermore, increasing scrutiny of environmental impact, particularly regarding noise levels, heat emissions, and recycling of obsolete hardware, may expose the Company to community opposition or compliance costs. Any incident or regulatory non-compliance could result not only in financial losses but also in reputational harm, hindering the Company’s ability to expand operations.

(x)	Data integrity and disaster recovery limitations

The Company’s business model requires the storage and processing of vast amounts of financial and technical data. A failure in backup protocols, inadequate disaster recovery systems, or corruption of key data sets could materially impair operations and reporting accuracy. Although the Company has instituted redundancy systems and periodic testing, full resilience cannot be guaranteed. If critical data is lost or compromised, the Company could face operational delays, compliance failures, and increased risk of fraud or misrepresentation, any of which could erode investor and customer confidence.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(b)	Regulatory, market structure & digital asset economics

(i)	Regulatory change and policy actions

The global regulatory environment for cryptocurrencies remains fragmented and dynamic. Some jurisdictions actively support digital asset innovation, while others impose outright bans or restrictive frameworks. The Company faces uncertainty around potential new laws in Canada and internationally that could directly impact mining, ownership, transfer, or taxation of cryptocurrencies. Regulatory shifts could also extend indirectly to the Company’s shares if authorities classify them as linked to restricted activities. In the worst case, regulations could force liquidation of inventories at unfavourable prices, curtail access to exchanges, or prohibit ongoing operations.

(ii)	Banking and payments de-risking

A persistent challenge for cryptocurrency-related businesses is limited access to banking services. Many financial institutions perceive heightened compliance risks, particularly with respect to anti-money laundering and counter-terrorist financing. If the Company’s banking partners reduce or withdraw services, treasury management could be impaired, increasing operational complexity and reputational risk.

(iii)	Exchange and trading-venue fragility

Digital asset markets are young and only partially regulated. Major exchanges have experienced insolvencies, hacks, and abrupt shutdowns. Smaller exchanges may lack sufficient capitalization, while larger venues are attractive targets for cyberattacks or regulatory scrutiny. Because cryptocurrency prices are determined primarily on these venues, any disruption could trigger significant volatility and impair liquidity.

(iv)	Adoption and utility uncertainty

Despite increased awareness, mainstream adoption of cryptocurrencies as a payment method remains limited. Use in retail and commercial markets is small compared with speculative trading. If adoption stalls or reverses, the result may be greater price volatility and diminished long-term value. Since cryptocurrencies have no intrinsic legal tender status, their worth depends on user and merchant acceptance. A collapse in acceptance could render them illiquid or valueless.

(v)	Price volatility and momentum dynamics

Cryptocurrency prices are highly volatile, often driven by sentiment, leverage, or speculative momentum rather than fundamentals. This amplifies the risk of sharp value swings in short periods, leading to potential mark-to-market losses on the Company’s inventory. Momentum pricing creates a feedback loop that can exacerbate both rapid appreciation and sudden crashes.

(vi)	Network economics, reward structure and transaction fees

Mining economics depend on rewards issued by protocols. As block rewards halve approximately every four years, transaction fees are expected to play a larger role. If total rewards prove insufficient to incentivize miners, overall network participation could decline, reducing security and increasing susceptibility to attacks. Lower participation may also reduce block production speed, undermining confidence in the network and indirectly affecting the Company’s revenues.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(b)	Regulatory, market structure & digital asset economics (cont’d)

(vii)	Network difficulty and competition

Bitcoin’s self-adjusting difficulty mechanism means that rising global hash rates dilute per-unit rewards. As competitors with greater scale and efficiency join the network, the Company’s output may decrease despite unchanged costs, potentially eroding profitability. This dynamic could render operations uneconomical if difficulty rises faster than anticipated.

(viii)	Supply and demand shocks, including actions by investment vehicles

The emergence of cryptocurrency investment vehicles, such as exchange-traded funds and trusts, concentrates significant market influence in institutional hands.

Large inflows or redemptions from these vehicles can amplify volatility. Should such entities sell large holdings in a short period, digital asset prices could fall sharply, negatively affecting the Company’s inventory value.

(ix)	Geopolitical and macroeconomic events

Crises such as wars, sanctions, or economic recessions may drive speculative demand for cryptocurrencies as alternative stores of value. These inflows can temporarily inflate prices but are often followed by corrections. Conversely, geopolitical instability may reduce confidence in cryptocurrencies as viable alternatives to fiat, further complicating demand forecasts. The unpredictability of such events creates additional uncertainty in planning and risk management.

(x)	Forced sales to fund operations

The Company may need to liquidate digital assets to meet operational obligations or fund expansion, regardless of prevailing market conditions. If such sales occur during periods of depressed prices, they may crystallize losses and adversely affect cash flow and profitability.

(xi)	Cross-border regulatory inconsistencies

The Company operates in a global marketplace where digital assets frequently cross jurisdictions. Inconsistent or conflicting international rules on mining, custody, taxation, and transfer of cryptocurrencies create ongoing uncertainty. For example, assets legally mined in one country may face restrictions or penalties if transferred or sold in another. Navigating these regulatory patchworks requires significant legal resources and exposes the Company to inadvertent non-compliance risks. Future regulatory divergence may also hinder the Company’s ability to scale internationally.

(xii)	Market manipulation and integrity concerns

Digital asset markets are less regulated than traditional securities exchanges, leaving them vulnerable to practices such as wash trading, spoofing, pump-and-dump schemes, and the influence of large “whale” investors. Such manipulative behaviour can distort pricing, reduce transparency, and undermine confidence in the market as a whole. If manipulation is widespread or persistent, the Company may experience unexpected valuation swings in its inventory, limiting its ability to plan operations, raise capital, or secure counterparties.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(b)	Regulatory, market structure & digital asset economics (cont’d)

(xiii)	Shifts in energy policy and carbon regulation

Governments worldwide are increasingly focused on sustainability and carbon reduction. Mining, as an energy-intensive activity, could be targeted with taxes, levies, or outright restrictions intended to reduce greenhouse gas emissions. Jurisdictions that once welcomed mining may pivot toward more restrictive stances as public pressure mounts. If regulators impose carbon pricing, renewable energy quotas, or limitations on power usage specific to cryptocurrency miners, the Company’s cost structure and long-term viability could be materially affected.

(c)	Financial, corporate, legal & governance

(i)	Liquidity and additional financing

Execution of the Company’s business strategy depends on raising and maintaining adequate capital. There is no guarantee that financing will be available on favourable terms—or at all—when required. Equity financings may dilute existing shareholders, while debt could impose restrictive covenants. Failure to secure necessary funding could result in scaling back or abandoning strategic initiatives and, in extreme cases, threaten the Company’s ability to continue as a going concern.

(ii)	Key personnel

The Company relies heavily on its senior management team and specialized technical staff. Retaining and attracting individuals with cryptocurrency, finance, and technology expertise is highly competitive. Departure of key personnel without suitable replacements could materially disrupt strategy execution and growth.

(iii)	Strategy execution, acquisitions and integrations

As part of its strategy, the Company may pursue acquisitions, joint ventures, or partnerships. Each transaction carries risks related to due diligence, financing, cultural integration, and realization of synergies. Missteps in execution could result in financial losses or distraction from core operations.

(iv)	Conflicts of interest

Some directors and officers may hold positions in or investments in other entities engaged in cryptocurrency or technology businesses. While legal safeguards require disclosure and abstention from conflicted decisions, the perception or reality of conflicts could raise governance concerns or complicate decision-making.

(v)	Litigation and regulatory proceedings

The Company may face legal or regulatory claims in the ordinary course of business. Even if ultimately resolved favourably, such proceedings can consume management resources and generate costs. Adverse rulings may result in penalties, damages, or operational restrictions.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(c)	Financial, corporate, legal & governance (cont’d)

(vi)	Intellectual property claims

Third parties may assert that the Company’s activities infringe upon their intellectual property rights. Defending such claims, regardless of merit, can be costly and disruptive. Unfavourable outcomes could affect the Company’s ability to operate or diminish confidence in cryptocurrencies generally.

(vii)	Dividend policy

The Company has not declared dividends and does not expect to do so in the foreseeable future. Future dividend decisions, if any, will depend on profitability, liquidity, and Board discretion. Shareholders should not expect income from dividends in the near term.

(viii)	Tax attributes and compliance risks

The Company has approximately $24 million of tax loss carryforwards that may offset future taxable income. Utilization depends on continued profitability and acceptance by the Canada Revenue Agency. If disallowed, future tax liabilities may increase.

Furthermore, uncertainty remains regarding the treatment of cryptocurrency mining under commodity tax regimes such as GST, HST, and QST. Adverse assessments or interpretive changes could delay refunds or reduce working capital.

(ix)	Income and commodity tax uncertainty

Complex and evolving tax rules pose ongoing risks. Disputes with authorities may result in additional taxes, penalties, or interest. Even with proactive compliance, interpretations may shift, creating potential liabilities.

(x)	Competition and market perception

The Company competes with other miners and digital asset firms for resources, customers, and investor attention. Negative industry events—such as exchange failures, hacks, or regulatory crackdowns—can tarnish sentiment and reduce valuations across the sector, affecting the Company even if it is not directly implicated.

(xi)	Dependence on capital markets sentiment

As a publicly traded entity, the Company’s valuation and access to capital are closely tied to investor sentiment toward the digital asset sector. Market downturns, scandals involving other blockchain companies, or broader declines in technology stocks may limit the Company’s ability to issue equity or debt on acceptable terms. A sudden contraction in available financing could force the Company to curtail growth initiatives, restructure operations, or sell assets at distressed values.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(c)	Financial, corporate, legal & governance (cont’d)

(xii)	Internal control and financial reporting risks

The complexity of accounting for digital assets, coupled with evolving standards under IFRS, creates heightened risk of errors or misstatements in the Company’s financial disclosures. Inadequate internal controls, resource constraints in finance teams, or reliance on manual reconciliation processes could result in delayed filings, restatements, or regulatory scrutiny. Such outcomes would undermine credibility with investors and may limit access to financing or strategic partners.

(xiii)	Reputational exposure and stakeholder confidence

The Company operates in a sector that is often subject to intense media attention and public debate. Negative coverage—whether linked to cybersecurity incidents, environmental concerns, or unrelated events in the digital asset industry—can affect the Company’s reputation even in the absence of direct involvement. Erosion of stakeholder confidence may impair the Company’s ability to attract and retain employees, customers, and investors, creating a self-reinforcing cycle that hampers growth and long-term resilience.

16.	DISCLOSURE CONTORLS AND PROCEDURES/ INTERNAL CONTROL OVER FINANCING REPORTING

As a venture issuer, the Company has filed basic certificates under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”).

The certifying officers do not make representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. Inherent limitations on the ability of management to design and implement DC&P and ICFR may result in misstatements or omissions that are not prevented or detected. There has been no change in the Company’s ICFR during the period that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR. Inherent limitations on the ability of management to design and implement DC&P and ICFR may result in misstatements or omissions that are not prevented or detected.

17.	OUTLOOK

Management expects post halving mining economics to remain challenging and highly sensitive to BTC price, transaction fees and network difficulty. The Company’s near term priorities are: (i) increasing energy efficiency and hashrate per MW through new miner deployments; (ii) expanding hosting revenue to improve cash flow stability; (iii) optimizing grid flexibility revenues in Norway; and (iv) maintaining disciplined capital allocation. These expectations constitute forward looking information and are based on the assumptions described under “Forward Looking Information.”. See ‘Cautionary Note Regarding Forward-Looking Information’ for important assumptions and risk factors.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2024

18.	OUTSTANDING SHARE DATA

As at September 30, 2024, the Company’s outstanding share data is as follows:

●	Common shares outstanding: 332,961,663

●	Stock options outstanding: 11,063,935

○	Weighted average exercise price: $0.16

○	Weighted average remaining life: 2.05 years

○	Options exercisable: 10,563,935

●	Restricted Share Units (RSUs) outstanding: 34,596,100

○	RSUs vested: 12,571,233

●	Convertible debentures outstanding: $1,364,013 principal amount.

○	Convertible at CAD $0.40 per share at the Company’s option after maturity.

For a detailed breakdown of the Company’s outstanding securities, including exercise prices, expiry dates, vesting conditions, and any changes subsequent to year end, please refer to Section 4 (Subsequent Events) and Section 9 (Material Transactions).

19.	FILING

These documents have been filed electronically with the Canadian securities regulators through the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) and may be accessed through SEDAR+’s website at www.sedarplus.ca.

Schedule “F”

Omnibus Incentive Plan

BITZERO HOLDINGS INC.

OMNIBUS EQUITY INCENTIVE PLAN

November 19, 2025

ARTICLE 1 PURPOSE		1
1.1	Purpose	1

ARTICLE 2 INTERPRETATION		1
2.1	Definitions	1
2.2	Interpretation	10

ARTICLE 3 ADMINISTRATION		10
3.1	Administration	10
3.2	Delegation to Committee	11
3.3	Determinations Binding	12
3.4	Eligibility	12
3.5	Plan Administrator Requirements	12
3.6	Total Shares Subject to Awards	12
3.7	Award Agreements	13
3.8	Non-transferability of Awards	13

ARTICLE 4 OPTIONS		13
4.1	Granting of Options	13
4.2	Exercise Price	14
4.3	Term of Options	14
4.4	Vesting and Exercisability	14
4.5	Payment of Exercise Price	14

ARTICLE 5 RESTRICTED SHARE UNITS		15
5.1	Granting of RSUs	15
5.2	RSU Account	16
5.3	Vesting of RSUs	16
5.4	Settlement of RSUs	16

ARTICLE 6 PERFORMANCE SHARE UNITS		17
6.1	Granting of PSUs	17
6.2	Terms of PSUs	17
6.3	Performance Goals	17
6.4	PSU Account	17
6.5	Vesting of PSUs	18
6.6	Settlement of PSUs	18

ARTICLE 7 DEFERRED SHARE UNITS		18
7.1	Granting of DSUs	18
7.2	DSU Account	20
7.3	Vesting of DSUs	20
7.4	Settlement of DSUs	20
7.5	No Additional Amount or Benefit	21

ARTICLE 8 ADDITIONAL AWARD TERMS		21
8.1	Dividend Equivalents	21
8.2	Black-out Period	21
8.3	Withholding Taxes	22
8.4	Recoupment	22

ARTICLE 9 TERMINATION OF EMPLOYMENT OR SERVICES		22
9.1	Termination of Employee, Consultant or Director	22
9.2	Discretion to Permit Acceleration	24

ARTICLE 10 EVENTS AFFECTING THE CORPORATION		25
10.1	General	25
10.2	Change in Control	25
10.3	Reorganization of Corporation’s Capital	26
10.4	Other Events Affecting the Corporation	26
10.5	Immediate Acceleration of Awards	27
10.6	Issue by Corporation of Additional Shares	27
10.7	Fractions	27

ARTICLE 11 U.S. TAXPAYERS		27
11.1	Provisions for U.S. Taxpayers	27
11.2	ISOs	27
11.3	ISO Grants to 10% Shareholders	28
11.4	$100,000 Per Year Limitation for ISOs	28
11.5	Disqualifying Dispositions	28
11.6	Section 409A of the Code	28
11.7	Section 83(b) Election	29
11.8	Application of Article 11 to U.S. Taxpayers	29

ARTICLE 12 AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN		30
12.1	Amendment, Suspension, or Termination of the Plan	30
12.2	Shareholder Approval	30
12.3	Permitted Amendments	31

ARTICLE 13 MISCELLANEOUS		31
13.1	Legal Requirement	31
13.2	No Other Benefit	32
13.3	Rights of Participant	32
13.4	Corporate Action	32
13.5	Conflict	32
13.6	Anti-Hedging Policy	32
13.7	Participant Information	32
13.8	Participation in the Plan	33
13.9	International Participants	33
13.10	Successors and Assigns	33
13.11	General Restrictions or Assignment	33
13.12	Severability	33
13.13	Notices	33

13.14	Effective Date	34
13.15	Governing Law	34
13.16	Submission to Jurisdiction	34

BITZERO HOLDINGS INC.

Omnibus Equity Incentive Plan

ARTICLE 1

PURPOSE

1.1	Purpose

The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Officers, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Officers, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long-term goals and success of the Corporation and to enable and encourage such Directors, Officers, Employees and Consultants to acquire Shares as long-term investments and proprietary interests in the Corporation.

ARTICLE 2

INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

(a)	“Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, as amended from time to time;

(b)	“Award” means any Option, Restricted Share Unit, Performance Share Unit or Deferred Share Unit granted under this Plan which may be denominated or settled in Shares, cash or in such other form as provided herein;

(c)	“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which need not be identical to any other such agreements;

(d)	“Board” means the board of directors of the Corporation as it may be constituted from time to time;

(e)	“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Vancouver are open for commercial business during normal banking hours;

(f)	“Canadian Taxpayer” means a Participant that is resident of Canada for purposes of the Tax Act;

(g)	“Cash Fees” has the meaning set forth in 7.1(a);

(h)	“Cashless Exercise” has the meaning set forth in 4.5(b);

(i)	“Cause” means, with respect to a particular Participant:

(i)	“cause”(or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Employee;

(ii)	in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation or “cause” (or any similar term) is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or

(iii)	in the event neither (a) nor (b) apply, then “cause” as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where (i) an employer may terminate an individual’s employment without notice or pay in lieu thereof or other damages, or (ii) the Corporation or any subsidiary thereof may terminate the Participant’s contract without notice or without pay in lieu thereof or other termination fee or damages;

(j)	“Change in Control” means the occurrence of any one or more of the following events:

(i)	any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Securities Act (British Columbia)) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)	the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a subsidiary of the Corporation;

(iii)	the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one (1) or more Persons which were Affiliates of the Corporation prior to such event;

(iv)	the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of the Corporation);

(v)	individuals who comprise the Board as of the date hereof (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or

(vi)	any other event which the Board determines to constitute a change in control of the Corporation;

provided that, notwithstanding clause (i), (ii), (iii) and (iv) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause (i), (ii), (iii) or (iv) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause (ii) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code;

(k)	“Code” means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder;

(l)	“Committee” has the meaning set forth in 3.2(b);

(m)	“Consultant” means any individual or entity engaged by the Corporation or any subsidiary of the Corporation to render consulting or advisory services (including as a director or officer of any subsidiary of the Corporation), other than as an Employee, Officer, or Director, and whether or not compensated for such services provided, however, that any Consultant who is in the United States or is a U.S. Person at the time such Consultant receives any offer of Award or executes any Award Agreement must be a natural person, and must agree to provide bona fide services to that Corporation that are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation’s securities;

(n)	“Control” means the relationship whereby a Person is considered to be “controlled” by a Person if:

(i)	when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(ii)	when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(iii)	when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

(o)       “Corporation” means Bitzero Holdings Inc., or any successor entity thereof;

(p)	“Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award or if no such date is specified, the date upon which the Award was granted;

(q)	“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with ARTICLE 7 DEFERRED SHARE UNITS;

(r)	“Director” means a director of the Corporation who is not an Employee;

(s)	“Director Fees” means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

(t)	“Disabled” or “Disability” means, with respect to a particular Participant:

(i)	“disabled” or “disability” (or any similar terms) as such terms are defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant;

(ii)	in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation, or “disabled” or “disability” (or any similar terms) are not defined in such agreement, “disabled” or “disability” as such term are defined in the Award Agreement; or

(iii)	in the event neither (i) or (ii) apply, then the incapacity or inability of the Participant, by reason of mental or physical incapacity, disability, illness or disease (as determined by a legally qualified medical practitioner or by a court) that prevents the Participant from carrying out his or her normal and essential duties as an Employee, Officer, Director or Consultant for a continuous period of six months or for any cumulative period of 180 days in any consecutive twelve month period, the foregoing subject to and as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

(u)	“Effective Date” means the effective date of this Plan, being November 19, 2025;

(v)	“Elected Amount” has the meaning set forth in 7.1(a);

(w)	“Electing Person” means a Participant who is, on the applicable Election Date, a Director;

(x)	“Election Date” means the date on which the Electing Person files an Election Notice in accordance with 7.1(b);

(y)	“Election Notice” has the meaning set forth in 7.1(b);

(z)	“Employee” means an individual who:

(i)	is considered an employee of the Corporation or a subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(ii)	works full-time or part-time. on a regular weekly basis for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such subsidiary;

(aa)	“Exchange” means the primary exchange on which the Shares are then listed, if applicable;

(bb)	“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option;

(cc)	“Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

(dd)	“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

(ee)	“In the Money Amount” has the meaning given to it in 4.5(b);

(ff)	“Insider” means an “insider” as defined in applicable Securities Laws or in the rules of the Exchange;

(gg)	“Market Price” at any date in respect of the Shares shall be the greater of the closing market price of the Shares on (i) the trading day prior to the date of grant and (ii) the date of grant, and as otherwise required pursuant to the policies of the Exchange, if applicable. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be (i) the issuance price per Share of the most recent financing completed by the Corporation within the last three (3) months; or (ii) otherwise, the fair market value of such Shares as determined by the Plan Administrator in its sole discretion and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code;

(hh)	“Non-Voting Share” means a non-voting share in the capital of the Corporation;

(ii)	“Officer” has the meaning defined in applicable Securities Laws;

(jj)	“Option” means a right to purchase Shares under ARTICLE 4 OPTIONS of this Plan that is non-assignable and non-transferable, unless otherwise approved by the Plan Administrator;

(kk)	“Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options;

(ll)	“Participant” means a Director, Officer, Employee or Consultant to whom an Award has been granted under this Plan;

(mm)	“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

(nn)	“Performance Share Unit” or “PSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with ARTICLE 6 PERFORMANCE SHARE UNITS;

(oo)	“Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

(pp)	“Plan” means this Omnibus Equity Incentive Plan, as may be amended from time to time;

(qq)	“Plan Administrator” means the Board, or if the administration of this Plan has been delegated by the Board to the Committee pursuant to 3.2, the Committee;

(rr)	“PSU Service Year” has the meaning given to it in 6.1;

(ss)	“Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with ARTICLE 5 RESTRICTED SHARE UNITS;

(tt)	“Retirement” means, unless otherwise defined in the Participant’s written or other applicable employment agreement or in the Award Agreement, the termination of the Participant’s working career at the age of 65 or such other retirement age, with consent of the Plan Administrator, if applicable, other than on account of the Participant’s termination of service by the Corporation or its subsidiary for Cause;

(uu)	“RSU Service Year” has the meaning given to it in Section 5.1;

(vv)	“Section 409A of the Code” or “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs, and other interpretive authority issued thereunder;

(ww)	“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

(xx)	“Security Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, Officers, Employees and/or service providers of the Corporation or any subsidiary of the Corporation, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(yy)	“Share” means one (1) voting share in the capital of the Corporation as constituted on the Effective Date or any voting share or voting shares issued in replacement of such voting share in compliance with Canadian law or other applicable law, and/or one share of any additional class of voting shares in the capital of the Corporation as may exist from time to time, or after an adjustment contemplated by ARTICLE 10, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

(zz)	“subsidiary” means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan to be a subsidiary;

(aaa)	“Tax Act” has the meaning set forth in 4.5(d);

(bbb)	“Termination Date” means, subject to applicable law which cannot be waived:

(i)	in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation as the “Termination Date” (or similar term) in a written employment or other agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no such written employment or other agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and in any event, the “Termination Date” shall be determined without including any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant;

(ii)	in the case of a Consultant whose agreement or arrangement with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Corporation or the subsidiary of the Corporation, as the “Termination Date” (or similar term) or expiry date in a written agreement between the Consultant and Corporation or a subsidiary of the Corporation, or (ii) if no such written agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Consultant ceases to be a Consultant or a service provider to the Corporation or the subsidiary of the Corporation, as the case may be, or on which the Participant’s agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant’s consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given; in any event, the “Termination Date” shall be determined without including any period of notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, termination fees or other damages paid or payable to the Participant; and

(iii)	in the case of a Director or Officer, the date such individual ceases to be a Director or Officer, as applicable,

in each case, unless the individual continues to be a Participant in another capacity.

Notwithstanding the foregoing, in the case of a U.S. Taxpayer, a Participant’s “Termination Date” will be the date the Participant experiences a “separation from service” with the Corporation or a subsidiary of the Corporation within the meaning of Section 409A of the Code.

(ccc)	“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(ddd)	“U.S. Person” shall mean a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act (the definition of which includes, but is not limited to, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any partnership or corporation organized outside of the United States by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized, or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts, and (iv) any estate or trust of which any executor or administrator or trustee is a U.S. Person);

(eee)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(fff)	“U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws.

a.	Interpretation

i.	Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.

ii.	As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

iii.	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

iv.	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

v.	Unless otherwise specified, all references to money amounts are to Canadian currency.

vi.	The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE 3

ADMINISTRATION

3.1	Administration

This Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a)	determine the individuals to whom grants under the Plan may be made;

(b)	make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units, Performance Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

(i)	the time or times at which Awards may be granted;

(ii)	the conditions under which:

(A)	Awards may be granted to Participants; or

(B)	Awards may be forfeited to the Corporation,

including any conditions relating to the attainment of specified Performance Goals;

(iii)	the number of Shares to be covered by any Award;

(iv)	the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(v)	whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c)	establish the form or forms of Award Agreements;

(d)	cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e)	construe and interpret this Plan and all Award Agreements;

(f)	adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2	Delegation to Committee

(a)	The initial Plan Administrator shall be the Board.

(b)	To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub-delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all subsidiaries of the Corporation, all Participants and all other Persons.

3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to 3.23.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4	Eligibility

All Directors, Officers, Employees and Consultants are eligible to participate in the Plan, subject to 9.1(f). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Officer, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Officer, Employee or Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5	Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Plan Administrator shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange, if applicable, and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Without limiting the generality of the foregoing, all Awards shall issued pursuant to the registration requirements of the U.S. Securities Act, or pursuant an exemption or exclusion from such registration requirements. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6	Total Shares Subject to Awards

(a)	Subject to adjustment as provided for in ARTICLE 10 and any subsequent amendment to this Plan, the aggregate number of Shares reserved for issuance pursuant to Awards granted under this Plan shall not exceed 20% of the Corporation’s total issued and outstanding Shares and Non-Voting Shares from time to time. This Plan is considered an “evergreen” plan, since the shares covered by Awards which have been settled, exercised or terminated shall be available for subsequent grants under the Plan and the number of Awards available to grant increases as the number of issued and outstanding Shares increases.

(b)	To the extent any Awards (or portion(s) thereof) under this Plan terminate or are cancelled for any reason prior to exercise in full, or are surrendered or settled by the Participant, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(c)	Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7	Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one Officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Agreement to a Participant granted an Award pursuant to this Plan.

3.8	Non-transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant’s death.

ARTICLE 4

OPTIONS

4.1	Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2	Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Market Price on the Date of Grant, unless otherwise permitted by the rules of the Exchange and applicable Securities Laws.

4.3	Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date.

4.4	Vesting and Exercisability

(a)	The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

(b)	Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.

(c)	Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

(d)	The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

4.5	Payment of Exercise Price

(a)	Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through the cashless exercise process set out in (b), or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment.

(b)	Unless otherwise specified by the Plan Administrator and set forth in the particular Award Agreement, if permitted by the Plan Administrator, and subject to compliance with the policies of the Exchange and applicable Securities Laws, if applicable, a Participant may, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares (the “In-the-Money Amount”), by written notice to the Corporation indicating the number of Options such Participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to 8.3, the Corporation shall satisfy payment of the In-the-Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

(c)	No Shares will be issued or transferred until full payment therefor has been received by the Corporation, or arrangements for such payment have been made to the satisfaction of the Plan Administrator.

(d)	If a Participant surrenders Options through a Cashless Exercise pursuant to (b), to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) (the “Tax Act”) in respect of such surrender if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, the Corporation will cause such election to be so made and filed (and such other procedures to be so undertaken).

ARTICLE 5

RESTRICTED SHARE UNITS

5.1	Granting of RSUs

(a)	The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of compensation, a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “RSU Service Year”). The terms and conditions of each RSU grant may be evidenced by an Award Agreement. Each RSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in 5.4(a)), upon the settlement of such RSU.

(b)	The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this ARTICLE 5 RESTRICTED SHARE UNITS will be calculated by dividing (i) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Share on the Date of Grant; and (B) such amount as determined by the Plan Administrator in its sole discretion.

5.2	RSU Account

All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

5.3	Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that, with respect to a U.S. Taxpayer, the terms comply with Section 409A.

5.4	Settlement of RSUs

(a)	The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU, the Participant shall redeem each vested RSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

(i)	one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii)	a cash payment, or

(iii)	a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

(b)	Any cash payments made under this 5.4 by the Corporation to a Participant in respect of RSUs to be redeemed for cash shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested RSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within, if applicable.

(d)	Notwithstanding any other terms of this Plan but subject to 11.6(d) below and except as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU, under this 5.4 any later than the final Business Day of the third calendar year following the applicable RSU Service Year.

ARTICLE 6

PERFORMANCE SHARE UNITS

6.1	Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of compensation, a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “PSU Service Year”). The terms and conditions of each PSU grant shall be evidenced by an Award Agreement, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Each PSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in 6.6(a)), upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

6.2	Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a Participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement.

6.3	Performance Goals

The Plan Administrator will issue Performance Goals prior to or on the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. Following the Date of Grant, the Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation’s corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

6.4	PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

6.5	Vesting of PSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs.

6.6	Settlement of PSUs

(a)	The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to 11.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU, the Participant shall redeem each vested PSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

(i)	one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii)	a cash payment, or

(iii)	a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

(b)	Any cash payments made under this 6.6 by the Corporation to a Participant in respect of PSUs to be redeemed for cash shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested PSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within, if applicable.

(d)	Notwithstanding any other terms of this Plan but subject to 11.6(d) below and except as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU, under this 6.6 any later than the final Business Day of the third calendar year following the applicable PSU Service Year.

ARTICLE 7

DEFERRED SHARE UNITS

7.1	Granting of DSUs

(a)	The Board may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with (b) to participate in the grant of additional DSUs pursuant to this ARTICLE 7 DEFERRED SHARE UNITS. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 7 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The “Elected Amount” shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the “Cash Fees”).

(b)	Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form of Schedule A hereto (the “Election Notice”) with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year to which such election is to apply (other than for Director Fees payable for the 2025 financial year, in which case any Electing Person who is not a U.S. Taxpayer as of the date of this Plan shall file the Election Notice by the date that is 30 days from the Effective Date with respect to compensation paid for services to be performed after such date); and (ii) in the case of a newly appointed Electing Person who is not a U.S. Taxpayer, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. In the case of the first year in which an Electing Person who is a U.S. Taxpayer first becomes an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A), an initial Election Notice may be filed within 30 days of such appointment only with respect to compensation paid for services to be performed after the end of the 30-day election period. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

(c)	Subject to (d), the election of an Electing Person under (b) shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice. In the case of an Electing Person who is a U.S. Taxpayer, his or her election under (b) shall be deemed to apply to all Cash Fees that are earned after the Election Date. An Electing Person is not required to file another Election Notice for subsequent calendar years.

(d)	Each Electing Person who is not a U.S. Taxpayer is entitled once per calendar year to terminate his or her election to receive DSUs by filing with the Chief Financial Officer of the Corporation a termination notice in the form of Schedule B. Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a “black-out” on trading. Thereafter, any portion of such Electing Person’s Cash Fees payable or paid in the same calendar year and, subject to complying with (b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this ARTICLE 7 DEFERRED SHARE UNITS, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs again until the calendar year following the year in which the termination notice is delivered. An election by a U.S. Taxpayer to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the termination notice in the form of Schedule C is delivered.

(e)	Any DSUs granted pursuant to this ARTICLE 7 DEFERRED SHARE UNITS prior to the delivery of a termination notice pursuant to (d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(f)	The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this ARTICLE 7 DEFERRED SHARE UNITS will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Plan Administrator or Director Fees that are to be paid in DSUs (including any Elected Amount), by (ii) the Market Price of a Share on the Date of Grant.

(g)	In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

7.2	DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

7.3	Vesting of DSUs

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, DSUs shall vest immediately upon grant.

7.4	Settlement of DSUs

(a)	DSUs shall be settled on the date established in the Award Agreement; provided, however that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs, then, for a Participant who is not a U.S. Taxpayer the settlement date shall be the date determined by the Participant (which date shall not be earlier than the Termination Date), and for a Participant who is a U.S. taxpayer, the settlement date shall be the date determined by the Participant in accordance with the Election Notice (which date shall not be earlier than the “separation from service” (within the meaning of Section 409A)). On the settlement date for any DSU, the Participant shall redeem each vested DSU for:

(i)	one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct; or

(ii)	at the election of the Participant and subject to the approval of the Plan Administrator, a cash payment.

(b)	Any cash payments made under this 7.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation’s payroll or in such other manner as determined by the Corporation, if applicable.

7.5	No Additional Amount or Benefit

For greater certainty, neither a Participant to whom DSUs are granted nor any person with whom such Participant does not deal at arm’s length (for purposes of the Tax Act) shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the Market Price of the Shares to which the DSUs relate.

ARTICLE 8

ADDITIONAL AWARD TERMS

8.1	Dividend Equivalents

(a)	Unless otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, an Award of RSUs, PSUs and DSUs shall include the right for such RSUs, PSUs and DSUs be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s account shall vest in proportion to the RSUs, PSUs and DSUs to which they relate, and shall be settled in accordance with 5.4, 6.6 and 7.4 respectively.

(b)	The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

8.2	Black-out Period

In the event that an Award expires at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such Award will be the date that is 10 Business Days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

8.3	Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances, the Plan Administrator may require that a Participant pay to the Corporation the minimum amount as the Corporation or a subsidiary of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a subsidiary of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation or any Affiliate may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount, or (c) enter into any other suitable arrangements for the receipt of such amount.

8.4	Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation, or as set out in the Participant’s employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange, if applicable. The Plan Administrator may at any time waive the application of this Section 8.4 to any Participant or category of Participants.

ARTICLE 9

TERMINATION OF EMPLOYMENT OR SERVICES

9.1	Termination of Employee, Consultant or Director

Subject to Section 9.2, unless otherwise determined by the Plan Administrator or as set forth in an employment agreement, Award Agreement or other written agreement:

(a)	where a Participant’s employment, consulting agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of voluntary resignation by the Participant or termination by the Corporation or a subsidiary of the Corporation for Cause, then any Option or other Award held by the Participant that has not been exercised, surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date;

(b)	where a Participant’s employment, consulting agreement or arrangement is terminated by the Corporation or a subsidiary of the Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then any unvested Options or other Awards shall be immediately forfeited and cancelled as of the Termination Date. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled within 90 days after the Termination Date;

(c)	where a Participant’s employment, consulting agreement or arrangement terminates on account of his or her becoming Disabled, then any Award held by the Participant that has not vested as of the date of the Participant’s Termination Date shall be immediately forfeited and cancelled as of the Termination Date. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option. Any vested Award other than an Option will be settled within 90 days after the Termination Date;

(d)	where a Participant’s employment, consulting agreement or arrangement is terminated by reason of the death of the Participant, then any Award that is held by the Participant that has not vested as of the date of the death of such Participant shall immediately forfeited and cancelled as of the Termination Date. Any vested Option may be exercised by the Participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the first anniversary of the date of the death of such Participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled with the Participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the Participant’s death;

(e)	where a Participant’s employment, consulting agreement or arrangement is terminated due to the Participant’s Retirement, then (i) any outstanding Award that vests or becomes exercisable based solely on the Participant remaining in the service of the Corporation or its subsidiary will become 100% vested, and (ii) any outstanding Award that vests based on the achievement of Performance Goals and that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Option may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the third anniversary of the Participant’s date of Retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option that is described in (i), such Award will be settled within 90 days after the Participant’s Retirement. In the case of a vested Award other than an Option that is described in (ii), such Award will be settled at the same time the Award would otherwise have been settled had the Participant remained in active service with the Corporation or its subsidiary.

Notwithstanding the foregoing, if, following his or her Retirement, the Participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Corporation or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any Person that carries on or proposes to carry on a business competitive with the Corporation or any of its subsidiaries, any Option or other Award held by the Participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date;

(f)	a Participant’s eligibility to receive further grants of Options or other Awards under this Plan ceases as of:

(i)	the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant’s employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

(ii)	the date of the death, Disability or Retirement of the Participant;

(g)	notwithstanding (b), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, but with due regard for Section 409A, Options or other Awards are not affected by a change of employment or consulting agreement or arrangement, or directorship within or among the Corporation or a subsidiary of the Corporation for so long as the Participant continues to be a Director, Officer, Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation; and

(h)	notwithstanding any other provision of this 9.1, in the case of an Award (other than an Option) granted to a U.S. Taxpayer that is vested or that immediately vests (in whole or in part) as a result of a Participant’s termination of service, then such Award will, subject to 11.6(d), be settled as soon as administratively practicable following the Participant’s termination of service, but in no event later than 90 days following the Participant’s termination of service. In the case of an Award (other than an Option) granted to a U.S. Taxpayer that remains eligible to vest (in whole or in part) following a Participant’s termination of service based upon the achievement of one or more Performance Goals, such Award will be settled at the originally scheduled settlement date for such Award.

9.2	Discretion to Permit Acceleration

Notwithstanding the provisions of 9.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator.

ARTICLE 10

EVENTS AFFECTING THE CORPORATION

10.1	General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this ARTICLE 10 would have an adverse effect on this Plan or on any Award granted hereunder.

10.2	Change in Control

Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant and subject to this 10.2, but notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing. In taking any of the actions permitted under this 10.2, the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing, in the case of Options held by a Canadian Taxpayer, the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this 10.2) any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Tax Act), of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted.

(a)	Notwithstanding 10.2 and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards, other than an Option held by a Canadian Taxpayer for the purposes of the Tax Act, granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. Taxpayers will be settled within 90 days of the Change in Control.

(b)	It is intended that any actions taken under this 10.2 will comply with the requirements of Section 409A of the Code with respect to Awards granted to U.S. Taxpayers.

10.3	Reorganization of Corporation’s Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, if applicable, and in compliance with applicable Securities Laws, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.4	Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number and/or type of Shares that may be acquired, or by reference to which such Awards may be settled, on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange and compliance with applicable Securities Laws, if applicable, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.5	Immediate Acceleration of Awards

In taking any of the steps provided in 10.3 and 10.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in 10.3 and 10.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards.

10.6	Issue by Corporation of Additional Shares

Except as expressly provided in this ARTICLE 10, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards.

10.7	Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this ARTICLE 10 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 11

U.S. TAXPAYERS

11.1	Provisions for U.S. Taxpayers

Options granted under this Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code (“ISOs”). Each Option shall be designated in the Award Agreement as either an ISO or a non-qualified stock option. If an Award Agreement fails to designate an Option as either an ISO or non-qualified stock option, the Option will be a non-qualified stock option. The Corporation shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO. Non-qualified stock options will be granted to a U.S. Taxpayer only if (i) such U.S. Taxpayer performs services for the Corporation or any corporation or other entity in which the Corporation has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined under Section 409A, such that the Option will constitute an option to acquire “service recipient stock” within the meaning of Section 409A, or (ii) such option otherwise is exempt from Section 409A.

11.2	ISOs

The terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. At the discretion of the Plan Administrator, ISOs may only be granted to an individual who is an employee of the Corporation, or of a “parent corporation” or “subsidiary corporation” of the Corporation, as such terms are defined in Sections 424(e) and (f) of the Code.

11.3	ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Corporation or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code, on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Shares subject to the Option.

11.4	$100,000 Per Year Limitation for ISOs

To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation and any “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code) exceeds US$100,000, such excess ISOs shall be treated as non-qualified stock options.

11.5	Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares.

11.6	Section 409A of the Code

(a)	This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. Any reference in this Plan to Section 409A of the Code shall also include any regulation promulgated thereunder or any other formal guidance issued by the Internal Revenue Service with respect to Section 409A of the Code. Each Award shall be construed and administered such that the Award either (A) qualifies for an exemption from the requirements of Section 409A of the Code or (B) satisfies the requirements of Section 409A of the Code. If an Award is subject to Section 409A of the Code, (I) distributions shall only be made in a manner and upon an event permitted under section 409A of the Code, (II) payments to be made upon a termination of employment or service shall only be made upon a “separation from service” under Section 409A of the Code, (Ill) unless the Award specifies otherwise, each installment payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A of the Code. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. In no event will the Corporation or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(b)	All terms of the Plan that are undefined or ambiguous must be interpreted in a manner that complies with Section 409A of the Code if necessary to comply with Section 409A of the Code.

(c)	The Plan Administrator, in its sole discretion, may permit the acceleration of the time or schedule of payment of a U.S. Taxpayer’s vested Awards in the Plan under circumstances that constitute permissible acceleration events under Section 409A of the Code.

(d)	Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A of the Code made in connection with a “separation from service” within the meaning set forth in Section 409A of the Code may not be made prior to the date which is six months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such six-month anniversary of such separation from service.

11.7	Section 83(b) Election

If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly file a copy of such election with the Corporation.

11.8	Application of Article 11 to U.S. Taxpayers

For greater certainty, the provisions of this ARTICLE 11 shall only apply to U.S. Taxpayers.

ARTICLE 12

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1	Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:

(a)	no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements; and

(b)	any amendment that would cause an Award held by a U.S. Taxpayer to be subject to income inclusion under Section 409A of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained.

12.2	Shareholder Approval

Notwithstanding 12.1 and subject to any rules of the Exchange, if applicable, approval of the holders of Shares shall be required for any amendment, modification or change that:

(a)	increases the percentage of Shares reserved for issuance under the Plan, except pursuant to the provisions under Article 10 which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	reduces the exercise price of an Option Award except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(c)	extends the term of an Option Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within 10 Business Days following the expiry of such a blackout period);

(d)	permits an Option Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);

(e)	changes the eligible participants of the Plan; or

(f)	deletes or reduces the range of amendments which require approval of shareholders under this 12.2.

12.3	Permitted Amendments

Without limiting the generality of 12.1, but subject to 12.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a)	making any amendments to the general vesting provisions of each Award;

(b)	making any amendments to the provisions set out in ARTICLE 9;

(c)	making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d)	making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or

(e)	making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

ARTICLE 13

MISCELLANEOUS

13.1	Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed, if applicable.

13.2	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

13.3	Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an Employee, Consultant, Officer or Director. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

13.4	Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award.

13.5	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Award Agreement shall govern. In the event of any conflict between or among the provisions of this Plan or any Award Agreement, on the one hand, and a Participant’s employment agreement with the Corporation or a subsidiary of the Corporation, as the case may be, on the other hand, the provisions of the employment agreement or other written agreement shall prevail.

13.6	Anti-Hedging Policy

By accepting an Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards.

13.7	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

13.8	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors.

13.9	International Participants

With respect to Participants who reside or work outside Canada and the United States, the Plan Administrator may, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

13.10	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries.

13.11	General Restrictions or Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

13.12	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

13.13	Notices

(a)	All written notices to be given by a Participant to the Corporation shall be delivered personally, e-mail or mail, postage prepaid, addressed as noted on the Corporation’s SEDAR+ profile: Attention: Chief Financial Officer

(b)	All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

13.14	Effective Date

This Plan becomes effective on a date to be determined by the Plan Administrator, subject to the approval of the shareholders of the Corporation.

13.15	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without any reference to conflicts of law rules.

13.16	Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating in any way to the Plan, including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

SCHEDULE A

BITZERO HOLDINGS INC.

OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of DSUs pursuant to Article 7 of the Plan and to receive [insert amount]% of my Cash Fees in the form of DSUs.

If I am a U.S. Taxpayer, I hereby further elect for any DSUs subject to this Election Notice to be settled on the later of (i) my “separation from service” (within the meaning of Section 409A) or (ii)                                  _____       .

I confirm that:

(a)	I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them.

(b)	I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

(c)	The value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed.

(d)	To the extent I am a U.S. taxpayer, I understand that this election is irrevocable for the calendar year to which it applies and that any revocation or termination of this election after the expiration of the election period will not take effect until the first day of the calendar year following the year in which I file the revocation or termination notice with the Corporation.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan’s text.

Date:
(Signature of Participant)

(Name of Participant)

SCHEDULE B

BITZERO HOLDINGS INC.

OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in DSUs in accordance with Article 7 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Signature of Participant)

(Name of Participant)

Note:	An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

SCHEDULE C

BITZERO HOLDINGS INC.

OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

(U.S. TAXPAYERS)

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the effective date of this termination notice shall be paid in DSUs in accordance with Article 5 of the Plan.

I understand that this election to terminate receipt of additional DSUs will not take effect until the first day of the calendar year following the year in which I file this termination notice with the Corporation.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Signature of Participant)

(Name of Participant)

Note:	An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

Schedule “G”

Audit Committee Charter

AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Bitzero Blockchain Inc. (“Bitzero” or the “Corporation”).

1.	Mandate

The Committee shall assist the Board in its oversight role with respect to the quality and integrity of the Corporation’s financial statements, financial reporting processes, and systems of internal controls and disclosure controls regarding risk management, finance, accounting and legal and regulatory compliance;

(a)	assess the effectiveness of the Corporation’s risk management and compliance practices;

(b)	assess the independent auditor’s performance, qualifications and independence;

(c)	assess the performance of the Corporation’s via internal or external audit function; review the periodic audits performed by the independent auditor (the “Auditor”), and the Corporation’s internal accounting department;

(d)	review the Corporation’s financial statements, management discussion and analysis and annual and interim earnings press release before the Corporation publicly discloses such information;

(e)	ensure the Corporation’s compliance with legal and regulatory requirements; and

(f)	prepare all filings and disclosure documents required to be prepared by the Committee and/or the Board pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Corporation.

Despite the foregoing, it is not the duty of the Committee to plan or conduct audits, or to determine that the Corporation’s financial statements are complete and accurate or in accordance with International Financial Reporting Standards (“IFRS”) or United States Generally Accepted Accounting Principles (“US GAAP”), accounting standards or applicable laws and regulations. This is the responsibility of the Corporation’s management, internal accounting department and independent auditors. The primary function of the Committee is oversight, and it is therefore entitled to rely on the expertise, skills and knowledge of the Corporation’s management, internal accounting department, independent auditors and other external advisors and the integrity and accuracy in information provided by such persons or entities. Nothing in this Charter is intended to change or in any way limit the responsibilities and duties of the Corporation’s management, internal accounting department, or independent auditors.

2.	Composition and Membership

The Committee shall be composed of not less than three members, each of whom shall be a director of the Corporation (each a “Member” and together the “Members”). At least two Members shall not be an officer or employee of the Corporation and shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each Member shall be financially literate as such qualification is interpreted by the Board in its business judgment.

Members shall be appointed or reappointed at the annual meeting of the Corporation and, in the normal course of business, will serve a minimum of three years. Each Member shall continue to be a Member until a successor is appointed, unless the Member resigns, is removed, ceases to be a director or ceases to meet the requirements established by any applicable securities’ regulatory authority, including but not limited to the OSC and the SEC. The Board may fill a vacancy that occurs in the Committee at any time.

At the annual meeting of the Corporation, the Board or, in the event of its failure to do so, the Members, shall appoint or reappoint a Member to act as the chair of the Committee (the “Chair“). The Chair shall not be a former Officer of the Corporation. Such Chair shall serve as a liaison between Members and senior management.

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the Chair provided that:

(a)	a quorum for meetings shall be a majority of the Members, present in person or by telephone or via video conferencing or other telecommunication device that permits all persons participating in the meeting to speak or hear each other;

(b)	the Committee shall meet at least quarterly;

(c)	notice of the time and place of every meeting shall be given in writing, email or other electronic communication to each Member at least 24 hours in advance of such meeting, unless all Members are present and waive notice, or if those absent waive notice before a meeting;

(d)	the Committee shall direct management to maintain minutes or other records of meetings and activities of the Committee and shall ensure minutes are kept in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be circulated to members of the Board;

(e)	The Auditor shall receive notice of the meeting in the same manner as provided in subsection 2(c) and shall be entitled to attend and be heard at each Committee meeting. In addition, the Committee may invite to a meeting any officers or employees of the Corporation, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities; and

(f)	The Committee may act by unanimous written consent in lieu of a meeting.

The Committee shall report to the Board on its activities after each of its meetings. The Committee shall review and assess the adequacy of this Charter annually and, where necessary, recommend changes to the Board for its approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee, which shall assess the performance of the Committee against the requirements of this Charter. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the Chair or any other designated Member.

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3.	Duties and Responsibilities

3.1	Oversight of the Independent Auditor

The Committee shall :

(a)	have the sole authority to recommend to the Board for its approval, the appointment or replacement of the Auditor and its compensation (subject to shareholder ratification) and responsibility for the oversight of the work of the Auditor (including resolution of disagreements between corporation management (“Management”) and the Auditor (the regarding financial reporting) for the purpose of preparing or issuing an audit report or related work). The Auditor shall report directly to the Committee;

(b)	have the sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor;

(c)	evaluate the qualifications, performance and independence of the Auditor including (i) reviewing and evaluating the lead partner on the Auditor’s engagement with the Corporation, and (ii) considering whether the Auditor’s quality controls are adequate, and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence;

(d)	obtain and review a report from the Auditor at least annually regarding: the Auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to address any such issues; and all relationships between the Auditor and the Corporation;

(e)	review and discuss with Management and the Auditor prior to the annual audit the scope, planning and staffing of the annual audit;

(f)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law; and

(g)	review as necessary policies for the Corporation’s hiring of partners, employees or former partners and employees of the Auditor.

3.2	Financial Reporting

The Committee shall :

(a)	review and discuss with Management and the Auditor the annual audited financial statements prior to the publication of earnings. Provide recommendation to the Board for final approval.

(b)	review and discuss with Management the Corporation’s annual and quarterly disclosures made in Management’s Discussion and Analysis. The Committee shall approve Annual Information Form, as required by applicable law.

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(c)	review and discuss with Management and the Auditor the Management’s report on its assessment of internal controls over financial reporting and the Auditor’s attestation report on Management’s assessment, if required.

(d)	review and discuss with Management the Corporation’s quarterly financial statements prior to the publication of earnings.

(e)	review and discuss with Management and the Auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.

(f)	review and discuss with Management and the Auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within IFRS or generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the Auditor and Management, such as any management letter or schedule of unadjusted differences.

(g)	discuss with the Auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the Auditor to the Corporation.

(h)	review and discuss with Management and the Auditor at least annually any significant changes to the Corporation’s accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

(i)	discuss with Management the Corporation’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings and revenue guidance (if any) provided to analysts and rating agencies.

(j)	review and discuss with Management and the Auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

(k)	review and discuss with the Chief Executive Officer and the Chief Financial Officer at least annually the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

(l)	review disclosures made by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Corporation’s internal controls.

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(m)	discuss with the Corporation’s corporate secretary at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Corporation or any of its subsidiaries from regulators or governmental agencies.

3.3	Oversight of Risk Management

The Committee shall :

(a)	review and approve Management’s risk philosophy and risk management policies annually.

(b)	review with Management, at least annually, reports demonstrating compliance with risk management policies.

(c)	review with Management the quality and competence of Management appointed to administer risk management policies.

(d)	review reports from the Auditor at least annually relating to the adequacy of the Corporation’s risk management practices together with Management’s responses.

(e)	discuss with Management at least annually the Corporation’s major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

3.4	Oversight of Regulatory Compliance

The Committee shall :

(a)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	discuss with Management and the Auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation’s financial statements or accounting.

(c)	meet with the Corporation’s regulators, according to applicable law.

(d)	exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board.

(e)	oversee all matters related to the Corporation’s financing activities, including the review of financial strategies, capital structure, liquidity management, and compliance with applicable regulatory requirements. Funding for the Auditor and Retention of Other Independent Advisors

4.	Auditor’s Compensation

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the Auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain and, at Bitzeros’ expense, to set and pay the compensation for such other independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes. The Committee also has the authority to communicate directly with internal and external auditors.

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5.	Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

(a)	The Corporation has adopted a whistleblower policy (the “Whistleblower Policy”), copies of which shall be made available to directors, officers, employees, consultants and contractors of the Corporation, either directly or by posting to the Bitzero website at www.bitzero.com. The Corporation shall inform employees on the Corporation’s intranet, if there is one, or via e-mail that is disseminated to all employees at least annually, about the Whistleblower Policy. Pursuant to the Whistleblower Policy, any person with a complaint or concern regarding a financial matter (or other matter relating to the Corporation) may submit anonymous complaints or concerns by contacting the Chair of the Compensation and Corporate Governance Committee by confidential communication using any of the following options:

Email:	governance@bitzero.com

Postal	Bitzero Blockchain Inc.

address:
Attention: Chair of Compensation and Corporate Governance Committee (CONFIDENTIAL) 1000 Cathedral Place, 925 West Georgia Street, Vancouver (BC), V6C 3L2

These reporting channels are accessible 24 hours a day, 7 days a week.

(b)	The Committee will ensure the Whistleblower Policy provides review procedures for: (a) the receipt, retention and resolution of complaints received by the listed issuer regarding accounting, internal accounting controls, or auditing matters; and (b) The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(c)	Upon receipt of a report from the Whistleblower reporting mechanism, the Committee shall discuss the report and take such steps as the Committee may deem appropriate. Any reports so received will be kept confidential and the identity of employees making complaints or submissions shall only be communicated to the Committee or the Chair.

(d)	Such reports or submissions shall be reported to the Committee as frequently as the Committee deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meetings of the Committee called to approve interim and annual financial statements of the Corporation.

(e)	The Committee will inform the Board of the filed complaints or concerns at regularly scheduled meetings (unless they are unfounded or unless the materiality of the complaint requires earlier action).

(f)	The Chair, or corporate secretary, shall retain a record of complaint or submission received for a period of six years following resolution of the complaint or submission.

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6.	Procedures for Approval of Non-Audit Services

6.1	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

(a)	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board determines is impermissible.

6.2	In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

6.3	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

7.	Reporting

The Chair will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The corporate secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

8.	Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Bitzero that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members.

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9.	Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	November 19, 2025

Approved by:	Board of Directors

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Schedule “H”

Shareholder Rights Plan

SHAREHOLDER RIGHTS PLAN AGREEMENT

Dated as of November 19, 2025

Between

BITZERO HOLDINGS INC.

and

ODYSSEY TRUST COMPANY

As Rights Agent

ii

ARTICLE 1 INTERPRETATION		5
1.1	Definitions	5
1.2	Currency	18
1.3	Headings	18
1.4	Calculation of Number and Percentage of Beneficial Ownership of Common Shares	18
1.5	Acting Jointly or in Concert	18
1.6	International Financial Reporting Standards	18
ARTICLE 2 THE RIGHTS		19
2.1	Issue of Rights and Legend on Common Share Certificates	19
2.2	Initial Exercise Price, Exercise of Rights and Detachment of Rights	19
2.3	Adjustments to Exercise Price; Number of Rights	22
2.4	Date on Which Exercise is Effective	27
2.5	Execution, Authentication, Delivery and Dating of Right Certificates	27
2.6	Registration, Transfer and Exchange	27
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	28
2.8	Persons Deemed Owners of Rights	29
2.9	Delivery and Cancellation of Certificates	29
2.10	Agreement of Rights Holders	29
2.11	Rights Certificate Holder Not Deemed a Shareholder	30
ARTICLE 3 ADJUSTMENTS TO THE RIGHTS ON FLIP-IN EVENT		30
3.1	Flip-in Event	30
ARTICLE 4 THE RIGHTS AGENT		32
4.1	General	32
4.2	Merger or Amalgamation or Change of Name of Rights Agent	33
4.3	Duties of Rights Agent	33
4.4	Change of Rights Agent	35
4.5	Compliance with Anti-Money Laundering Legislation	36
4.6	Privacy Provision	36
4.7	Liability	36
ARTICLE 5 MISCELLANEOUS		36
5.1	Redemption and Waiver	36
5.2	Expiration	38
5.3	Issuance of New Rights Certificates	38

iii

5.4	Supplements and Amendments	38
5.5	Fractional Rights and Fractional Common Shares	40
5.6	Rights of Action	40
5.7	Regulatory Approvals	41
5.8	Declaration as to Non-U.S. or Non-Canadian Holders	41
5.9	Notices	41
5.10	Costs of Enforcement	42
5.11	Successors	42
5.12	Benefits of this Agreement	42
5.13	Governing Law	42
5.14	Severability	42
5.15	Effective Date	43
5.16	Reconfirmation	43
5.17	Determinations and Actions by the Board of Directors	43
5.18	Rights of Board of Directors and the Corporation	43
5.19	Time of the Essence	43
5.20	Force Majeure	43
5.21	Execution in Counterparts	44

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SHAREHOLDER RIGHTS PLAN AGREEMENT

This SHAREHOLDER RIGHTS PLAN AGREEMENT (the “Agreement”) is dated as of October [●], 2025 (the “Effective Date”).

BETWEEN:

BITZERO HOLDINGS INC., a corporation incorporated under the laws of British Columbia

(the “Corporation”)

AND:

ODYSSEY TRUST COMPANY, a company incorporated under the laws of Alberta

(the “Rights Agent”)

WHEREAS:

A.	The Board of Directors (as defined herein), in the exercise of its fiduciary duties, has determined that it is advisable and in the best interests of the Corporation to adopt a shareholder rights plan to:

(i)	ensure, to the extent possible, that all Shareholders (as defined herein) of the Corporation and the Board of Directors have adequate time to consider and evaluate any unsolicited Take-over Bid (as defined herein);

(ii)	provide the Board of Directors with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any unsolicited Take-over Bid;

(iii)	encourage the fair treatment of Shareholders in connection with any unsolicited Take-over Bid; and

(iv)	generally assist the Board of Directors in enhancing shareholder value;

B.	To implement the Agreement, the Board of Directors has authorized and declared the issuance of:

(i)	one Right (as defined herein) effective at the Record Time (as defined herein) in respect of each Common Share (as defined herein) outstanding at the Record Time; and

(ii)	one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined herein) and the Expiration Time (as defined herein);

C.	Each Right entitles the Holder (as defined herein) thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

D.	The Corporation wishes to appoint the Rights Agent to act on behalf of the Corporation and the Holders of Rights, and the Rights Agent agrees to act on behalf of the Corporation and the Holders of Rights in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as defined herein), the exercise of Rights and other matters referred to herein; and

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E.	This Agreement is subject to approval by the Shareholders of the Corporation at the annual and special meeting of Shareholders of the Corporation to be held on February 24, 2025.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	“Acquiring Person” means any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares, provided, however, that the term “Acquiring Person” shall not include:

(i)	the Corporation or any Subsidiary or Affiliate of the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(iii)	provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Common Shares by reason of one or any combination of the operation of a Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition above and such Person’s Beneficial Ownership of Common Shares thereafter increases by more than 1% of the number of Common Shares outstanding (other than pursuant to one or any combination of a Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Common Shares, such Person shall become an “Acquiring Person”;

(iv)	for a period of ten (10) days after the Disqualification Date (as defined herein), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on Section 1.1(f)(v) solely because such Person or the Beneficial Owner of such Common Shares is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making or has announced an intention to make a Take-over Bid, either alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person (which, for the purposes of this definition, shall include, without limitation a report asserting such facts filed pursuant to NI 62-103, NI 62-104, Section 13(d) of the 1934 Exchange Act or any other applicable securities laws, as amended from time to time and any provision substituted therefor);

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(v)	A Person (a “Grandfathered Person”) who is the Beneficial owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, provided however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to own 20% or more of the outstanding Voting Shares, or (2) become the Beneficial owner of any additional Voting Shares that increases its Beneficial ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than through an acquisition pursuant to which a Person becomes a Beneficial owner of additional Voting Shares by reason of one or any combination of the operation of Paragraphs 1.1(a)(ii)(A), (B), (C), (D) or (E); or

(vi)	an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Common Shares in connection with a distribution of securities of the Corporation;

(b)	“Affiliate” when used to indicate a relationship with a specified entity means a Person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified entity;

(c)	“Agreement” has the meaning ascribed thereto in the recitals;

(d)	“annual cash dividend” means cash dividends paid by the Corporation in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation (including any predecessor thereto) on the Common Shares (or applicable equity securities of any applicable predecessor entity) in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Corporation (including any predecessor thereto) on the Common Shares (or applicable equity securities of any applicable predecessor entity) in its three immediately preceding fiscal years; and

(iii)	150% of the aggregate consolidated net income of the Corporation (including any predecessor thereto), before extraordinary items, for its immediately preceding fiscal year;

(e)	“Associate” means, when used to indicate a relationship with a specified Person, a spouse of that Person if that spouse is living in the same home as that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a relative of that Person if that relative is living in the same home as that Person;

(f)	A Person shall be deemed the “Beneficial Owner” of and to have “Beneficial Ownership” of, and to “Beneficially Own”,

(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

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(ii)	any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to acquire (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement or understanding, whether or not in writing, in either case where such right is exercisable within a period of 60 days and whether or not on condition or the happening of any contingency (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities, or (2) pursuant to a pledge of securities in the ordinary course of business); and

(iii)	any securities which are Beneficially Owned within the meaning of Sections 1.1(f)(i) and (ii) by any other Person with whom such Person, or any of such Person’s Affiliates or Associates, is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(iv)	where such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement or is otherwise deposited to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(v)	where such Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security provided that:

(A)	the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”) including non-discretionary accounts held on behalf of a Client by a broker or dealer appropriately registered under applicable laws;

(B)	such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Account or for such Other Accounts;

(C)	such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans (other than plans administered by insurance companies) or various public bodies;

(D)	such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans (a “Plan”), or is a Plan, registered or qualified under the laws of the United States of America or any state thereof or the laws of Canada or any province or territory thereof and holds such security for the purposes of its activity as such; or

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(E)	such Person (the “Crown Agent”) is a Crown agent or agency,

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan or the Crown Agent, as the case may be, is not then making a Take-over Bid, or has not then announced a current intention to make a Take-over Bid, alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Common Shares or other securities (x) pursuant to a distribution by the Corporation, or (y) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or organized over-the-counter market;

(vi)	where such Person or any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person is (A) a Client of the same Investment Manager as another Person for whose account the Investment Manager holds such security, (B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or (C) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii)	where such Person is (A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (C) a Plan and such security is owned at law or in equity by the Administrator; or

(viii)	where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depository;

(g)	“Board of Directors” means the board of directors of the Corporation;

(h)	“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia, are authorized or obligated by law to close or any other day that is treated as a holiday at the Corporation’s principal executive office in Vancouver, British Columbia;

(i)	“BCBCA” means the Business Corporations Act (British Columbia);

(j)	“Canadian-U.S. Exchange Rate” means, on any date:

(i)	if on such date the Federal Reserve System of the United States sets a daily rate of exchange for the conversion of Canadian dollars into United States dollars, such rate; and

(ii)	in any other case, the rate for such date for the conversion of Canadian dollars into United States dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

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(k)	“CDS” means CDS Clearing and Depository Services Inc.;

(l)	“close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia, of the transfer agent for the Voting Shares (or, after the Separation Time, the principal transfer office in Vancouver, British Columbia of the Rights Agent) becomes closed to the public;

(m)	“Common Shares” means the common shares in the capital of the Corporation;

(n)	“Competing Permitted Bid” means a Take-over Bid that is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of that Permitted Bid or Competing Permitted Bid;

(ii)	satisfies all components of the definition of a Permitted Bid provided that it is not required to satisfy the requirement set out in Section 1.1(nn)(ii)(A) thereof; and

(iii)	contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, an irrevocable and unqualified condition that no securities shall be taken up or paid for pursuant to the Take-over Bid prior to 11:59 p.m. on the last day of the minimum initial deposit period and the mandatory ten (10) day extension period that such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid, provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid as soon as such Take-over Bid ceases to meet any or all of the provisions of this definition, and any acquisition of securities made pursuant to such Takeover Bid that qualified as a Competing Permitted Bid, including any acquisition of securities made before such Take-over Bid ceased to be a Competing Permitted Bid, will not be a Permitted Bid Acquisition;

(o)	“Constating Documents” means the notice of articles and the articles of incorporation of the Corporation, as such may be amended from time to time;

(p)	“controlled” a Person is “controlled” by another Person or two or more other Persons acting jointly or in concert if:

(i)	in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii)	in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons:

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and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(q)	“Convertible Securities” means any securities issued by the Corporation (including rights, warrants, convertible notes and options but excluding the Rights) carrying any purchase, exercise, conversion or exchange rights, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on conditions or the happening of any contingency or the making of any payment);

(r)	“Corporation” has the meaning ascribed thereto in the recitals;

(s)	“Co-Rights Agents” has the meaning ascribed thereto in Section 4.1(a);

(t)	“Directors” means the directors of the Corporation elected or appointed from time to time, or any duly constituted and empowered committee thereof;

(u)	“Disposition Date” has the meaning ascribed thereto in Section 5.1(h);

(v)	“Dividend Reinvestment Acquisition” means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

(w)	“Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to Shareholders where such plan permits the holder to direct that some or all of:

(i)	dividends of the Corporation on the Common Shares;

(ii)	proceeds of redemption of Common Shares of the Corporation;

(iii)	interest paid on evidences of indebtedness of the Corporation; or

(iv)	optional cash payments;

be applied to the purchase of Common Shares;

(x)	“Effective Date” shall have the meaning ascribed thereto in the recitals;

(y)	“Election to Exercise” has the meaning ascribed thereto in Section 2.2(d)(ii);

(z)	“Exempt Acquisition” means a Voting Share acquisition in respect of which the Directors have waived the application of Section 3.1 pursuant to the provisions of Section 5.1(a) or 5.1(h);

(aa)	“Exercise Price” means, as of any date, the price at which a Holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be three times the Market Price, from time to time, per Common Share;

(bb)	“Expansion Factor” has the meaning ascribed thereto in Section 2.3(a);

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(cc)	“Expiration Time” means the close of business on the date which is the earlier of (i) the date of termination of this Agreement pursuant to Section 5.16, and (ii) if this Agreement is reconfirmed pursuant to Section 5.16, the date of termination of the applicable annual meeting at which this Agreement is not reconfirmed in accordance with Section 5.16;

(dd)	“Flip-in Event” means a transaction or other event in or pursuant to which any Person becomes an Acquiring Person;

(ee)	“Holder” of any Rights, unless the context requires otherwise, shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares);

(ff)	“Independent Shareholders” means Shareholders, other than:

(i)	any Acquiring Person;

(ii)	any Offeror (other than any Person who, by virtue of Section 1.1(f)(v), is not deemed to Beneficially Own the Common Shares held by such Person), but excluding such Person if the Take-over Bid so announced or made has terminated or has expired at least six months before the applicable date on which the status of independence is determined;

(iii)	any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v)	any employee benefit plan, share option plan, deferred profit sharing plan, securities participation plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or withheld from voting or direct whether the Common Shares are to be tendered to a Take-over Bid;

(gg)	“Lock-Up Agreement” means an agreement between a Person and one or more Shareholder (each a “Locked-up Person”) the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than (i) the date the Lock-up Bid (as defined below) is publicly announced or (ii) if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith and in any event not later than the date following the date of such agreement, pursuant to which each Locked-up Person agrees to deposit or tender Common Shares to a Take-over Bid (the “Lock-up Bid”) to be made or made by such Person or any of such Person’s Affiliates or Associates or any other Person referred to in clause (iii) of the definition of Beneficial Owner and which agreement provides:

(i)	that any agreement to deposit or tender to, or to not withdraw Common Shares and/or other securities agreed to be deposited or tendered from, the Lock-up Bid is terminable at the option of the Locked-up Person in order to permit the Locked-up Person to tender or deposit such Shares and/or other securities agreed to be deposited or tendered to another Take-over Bid or support another transaction:

(A)	where the price or value per Common Share (and/or other security) offered under such other Take-over Bid or transaction is higher than the price or value per Common Share (and/or other security) offered under the Lock-up Bid; or

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(B)	if:

(I)	the price or value per Common Share (and/or other security) offered under the other Take-over Bid or transaction exceeds the price or value per Common Share (and/or other security) offered or proposed to be offered under the Lock-up Bid by an amount that is equal to or greater than the lesser of (x) any amount specified in the agreement and (y) 7%; or

(II)	the number of Common Shares (and/or other securities) to be purchased under the other Take-over Bid or transaction exceeds the number of Common Shares (and/or other securities) offered to be purchased under the Lock- up Bid by an amount that is equal to or greater than the lesser of (x) any amount specified in the agreement and (y) 7%, as at a price or value per Common Share (and/or other security), as applicable, that is not less than the price or value per Common Share (and/or other security) offered under the Lock-up Bid;

and, for greater certainty, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to at least match a higher price or value in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Common Shares (and/or other securities) from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares (and/or other securities) during the period of the other Take-over Bid or transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

(B)	50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid;

shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Common Shares (and/or other securities) to the Lock-up Bid or withdraw Common Shares (and/or other securities) previously tendered thereto in order to tender to another Take-over Bid or support another transaction;

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(hh)	“Market Price” per security of any securities on any date of determination means the average of the daily closing prices per security of the securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on the date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on the date of determination or if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per security of any securities on any date shall be:

(i)	the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and ask prices for such security as reported by the principal United States stock exchange (as determined by the Directors in good faith) on which the securities are listed or admitted to trading;

(ii)	if for any reason none of such prices are available on such day or the securities are not listed or posted for trading on a United States stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and ask prices for each of such securities as reported by the principal Canadian stock exchange (as determined by volume of trading) on which such securities are listed or admitted to trading;

(iii)	if for any reason none of such prices are available on such day or the securities are not listed or admitted to trading on a United States stock exchange or a Canadian stock exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low ask prices for each such securities in the over-the-counter market, as quoted by any recognized reporting system then in use; or

(iv)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a United States stock exchange or a Canadian stock exchange or quoted by any such reporting system, the average of the closing bid and ask prices as furnished by a recognized professional market maker making a market in the securities selected by the Directors in good faith;

provided, however, that if for any reason none of such prices is available on such day, the closing price per security of the securities on such date means the fair value per security of the securities on such date as determined by a recognized investment dealer or investment banker selected by the Directors in good faith. The Market Price shall be expressed in United States dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in Canadian dollars, such amount shall be translated into United States dollars on such date at the United States Dollar Equivalent thereof;

(ii)	“NI 62-103” means National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues adopted by the Canadian securities regulatory authorities and any comparable or successor laws, instruments or rules thereto;

(jj)	“NI 62-104” shall mean National Instrument 62-104 – Take-Over Bids and Issuer Bids;

(kk)	“Nominee” has the meaning ascribed thereto in Section 2.2(c);

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(ll)	“Offer to Acquire” includes:

(i)	an offer to purchase, or a solicitation of an offer to sell, Common Shares or Convertible Securities; and

(ii)	an acceptance of an offer to sell Common Shares or Convertible Securities, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(mm)	“Offeror” means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(nn)	“Permitted Bid” means a Take-over Bid made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid shall be made to all registered holders of Voting Shares (other than the Voting Shares held by the Offeror);

(ii)	the Take-over Bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no securities shall be taken up or paid for pursuant to the Take-over Bid:

(A)	prior to 11:59 p.m. on the date which is not less than one hundred and five (105) days following the date of the Take-over Bid or such shorter minimum period as determined in accordance with Section 2.28.2 or Section 2.28.3 of NI 62-104 for which a Take-over Bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposit of securities thereunder; and

(B)	unless, at 11:59 p.m. on the date securities are first taken up or paid for under such Take-over Bid, more than fifty percent (50%) of the then outstanding securities of the class (Voting Shares) that are subject to the Take-over Bid held by Independent Shareholders shall have been tendered or deposited to the Take-over Bid and not withdrawn;

(iii)	the Take-over Bid shall contain an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, securities may be deposited pursuant to such Take-over Bid at any time during the period of time which applies pursuant to Section 1.1(nn)(ii)(A) and that any securities deposited pursuant to the Take-over Bid may be withdrawn at any time until taken up and paid for; and

(iv)	the Take-over Bid shall contain an irrevocable and unqualified provision that should the condition referred to in Section 1.1(nn)(ii)(B) be met:

(A)	the Offeror will make a public announcement of that fact; and

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(B)	the Take-over Bid will be extended for a period of not less than ten (10) days from the date of such public announcement;

provided, however, that a Take-over Bid that qualified as a Permitted Bid shall cease to be a Permitted Bid at any time and as soon as when such Take-over Bid ceases to meet any or all of the provisions of this definition. For purposes of this Agreement, the term “Permitted Bid” shall include a Competing Permitted Bid;

(oo)	“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(pp)	“Person” includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization, syndicate, governmental entity or other entity whether or not having a legal personality;

(qq)	“Privacy Laws” has the meaning ascribed thereto in Section 4.6;

(rr)	“Pro Rata Acquisition” means an acquisition of Voting Shares by a Person pursuant to:

(i)	a Dividend Reinvestment Acquisition;

(ii)	a Common Share distribution, Common Share split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Common Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series;

(iii)	the receipt or the exercise by the Person of only those rights to subscribe for or purchase Common Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities), distributed to that Person by the Corporation in the course of a distribution (other than Rights) to all holders of Common Shares pursuant to a rights offering or pursuant to a prospectus or similar document, provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities than the Person’s percentage of Common Shares Beneficially Owned immediately prior to such receipt or exercise or prior to that distribution;

(iv)	a distribution by the Corporation of Common Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities), made pursuant to a prospectus (or similar document) or by way of a private placement or securities exchange take-over bid provided that the Person does not thereby acquire a greater percentage of such Common Shares or Convertible Securities so offered than the Person’s percentage of Common Shares Beneficially Owned immediately prior to such acquisition; or

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(v)	a distribution by the Corporation of Common Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities), made pursuant to a securities exchange take-over bid circular issued by the Corporation or in a management proxy circular (or similar document) or by way of a private placement, in respect of a merger pursuant to which the Corporation acquires all or substantially all of the assets of another Person in exchange for Common Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities) on terms approved by the Directors in good faith, provided that in the case of such acquisition transaction or private placement (i) all necessary share exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals, and (ii) the Person does not thereby become the Beneficial Owner of more than 25% of the Common Shares of the Corporation outstanding immediately prior to the completion of such acquisition transaction or private placement and in making this determination, the Common Shares or Convertible Securities to be issued to such Person shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the completion of such acquisition transaction or private placement;

(ss)	“Record Time” means 5:00 p.m. (Toronto time) on the Effective Date;

(tt)	“Redemption Price” has the meaning ascribed thereto in Section 5.1(b);

(uu)	“Right” means the herein described right to purchase Common Shares pursuant to the terms and subject to the conditions set forth in this Agreement;

(vv)	“Rights Agent” has the meaning ascribed thereto in the recitals;

(ww)	“Rights Certificate” means a certificates representing a Right after the Separation Time, which shall be substantially in the form attached hereto as Exhibit A;

(xx)	“Rights Register” has the meaning ascribed thereto in Section 2.6(a);

(yy)	“Securities Act” means the Securities Act (British Columbia), as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations thereto;

(zz)	“Separation Time” means the close of business on the tenth Trading Day after the earliest of:

(i)	the Share Acquisition Date;

(ii)	the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to make a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later date as may be determined by the Board of Directors in its sole discretion, provided that if any Take-over Bid referred to in Section 1.1(zz)(ii) of this definition expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made;

(aaa)	“Shareholder” means a holder of Voting Shares;

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(bbb)	“Share Acquisition Date” means the earlier of (i) the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2 of NI 62-104, Section 4.5 of NI 62-103 or Section 13(d) of the 1934 Exchange Act) by the Corporation or any other Person indicating that any Person has become an Acquiring Person, or (ii) the date that the Corporation first becomes aware of facts indicating that any Person has become an Acquiring Person;

(ccc)	“Share Reduction” means an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding;

(ddd)	“Subsidiary” means an entity of the Corporation or of another entity that:

(i)	is controlled by:

(A)	the Corporation or that other entity; or

(B)	the Corporation or that other entity and by one or more entities, each of which is controlled by the Corporation or by that other entity; or

(C)	two or more entities, each of which is controlled by the Corporation or by that other entity; or

(ii)	is a Subsidiary of an entity that is the Corporation’s or that other entity’s Subsidiary;

(eee)	“Take-over Bid” means an Offer to Acquire Voting Shares or Convertible Securities or both if, assuming that the Voting Shares or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially Owned by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion or exchange of Convertible Securities) together with the Voting Shares Beneficially Owned by the Person making the Offer to Acquire, would constitute, in the aggregate, 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(fff)	“Trading Day”, when used with respect to any securities, means a day on which the principal United States stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any United States stock exchange, a Business Day;

(ggg)	“United States Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian-U.S. Exchange Rate in effect on such date;

(hhh)	“Voting Shares” shall mean, collectively, the Common Shares of the Corporation and any other capital shares or voting interests of the Corporation entitled to vote generally in the election of all directors of the Corporation;

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(iii)	“1933 Securities Act” means the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced; and

(jjj)	“1934 Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of the United States, unless otherwise specified.

1.3	Headings

The division of this Agreement into Articles, Sections, or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Calculation of Number and Percentage of Beneficial Ownership of Common Shares

For purposes of this Agreement, the percentage of Common Shares Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A = the number of votes for the election of all Directors generally attaching to the Common Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all Directors attaching to all outstanding Common Shares.

Where any Person is deemed to Beneficially Own unissued Common Shares, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares Beneficially Owned by such Person.

1.5	Acting Jointly or in Concert

For the purposes hereof, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the first Person or any Affiliate thereof, acquires or offers to acquire Common Shares (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

1.6	International Financial Reporting Standards

Wherever in this Agreement reference is made to International Financial Reporting Standards (“IFRS”), such reference shall be deemed to be the recommendations at the relevant time of the International Accounting Standards Board, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with IFRS. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with IFRS.

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ARTICLE 2
THE RIGHTS

2.1	Issue of Rights and Legend on Common Share Certificates

(a)	One Right shall be issued on the Effective Date in respect of each Common Share issued or deemed issued at the Record Time and one Right shall be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time. Notwithstanding the foregoing, one Right in respect of each Common Share issued after the Record Time upon the exercise of rights pursuant to convertible or exchangeable securities outstanding at the Share Acquisition Date may be issued after the Separation Time but before the Expiration Time.

(b)	Certificates (or other evidence of book-entry or other uncertificated ownership) representing Common Shares, including Common Shares issued upon the exercise, conversion or exchange of Convertible Securities, which are issued after the Record Time, but prior to the earlier of the Separation Time and the Expiration Time, shall evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (as defined in the Agreement defined below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Shareholder Rights Plan Agreement dated October [●], 2025 (the “Agreement”) between BITZERO HOLDINGS INC. (the “Corporation”) and Odyssey Trust Company, the terms of which are incorporated herein and a copy of which is available on demand without charge. Under certain circumstances set out in the Agreement, such Rights may be amended, redeemed, may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Agreement to the holder of this certificate without charge as soon as reasonably practicable after the receipt of a written request therefor.

(c)	Certificates (or other evidence of book-entry or other uncertificated ownership) representing Common Shares that are issued and outstanding as at the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price, Exercise of Rights and Detachment of Rights

(a)	Subject to adjustment as provided herein, each Right will entitle the holder thereof, after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth herein). Notwithstanding any other provision of this Agreement, any Rights Beneficially Owned by the Corporation or any of its Subsidiaries shall be void.

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(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	each Shareholder will be entitled to one Right for each Common Share held (subject to adjustment as set forth herein) and each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable and may be exercised; and

(ii)	the registration and transfer of the Rights shall be separate from and independent of the Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into or exchanged or exercised for Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, exchange or exercise to the holder so converting, exchanging or exercising (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the Holder of record of such Rights (a “Nominee”)), at such holder’s address as shown on the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(A)	a Rights Certificate appropriately completed, representing the number of Rights held by such Holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may, from time to time, be listed or traded, or to conform to usage; and

(B)	a disclosure statement prepared by the Corporation describing the Rights.

For greater certainty, a Nominee shall be sent the materials provided for in (A) and (B) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned Person to furnish such information and documentation as the Corporation considers advisable.

(d)	Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time, by submitting to the Rights Agent:

(i)	the Rights Certificate evidencing such Rights;

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(ii)	an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the Holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)	payment by certified cheque, banker’s draft or money order payable to or to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the Holder of the Rights being exercised, such aggregate proceeds to be held by the Rights Agent in a segregated bank account for the benefit of the Corporation.

(e)	Upon receipt of a Rights Certificate, together with a completed Election to Exercise appropriately completed and duly exercised that does not indicate that such Right is null and void as provided by 3.1(b), and payment as set forth in Section 2.2(d)(iii), the Rights Agent (unless otherwise instructed in writing by the Corporation in the event that the Corporation is of the good faith opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)	requisition from the transfer agent for the Common Shares, certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	after receipt of any certificates referred to in Section 2.2(e)(i), deliver such certificates to or upon the order of the registered Holder of such Rights Certificate, registered in such name or names as may be designated by such Holder;

(iii)	when appropriate, requisition from the Corporation a cheque equal to the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iv)	when appropriate, after receipt, deliver such cash referred to in Section 2.2(e)(iii) (less any amounts required to be withheld) by way of cheque to or to the order of the registered Holder of such Rights Certificate; and

(v)	tender to the Corporation all payments received on exercise of the Rights.

(f)	In case the Holder of any Rights shall exercise less than all the Rights evidenced by such Holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such Holder or to such Holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

(i)	take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

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(ii)	take all such action as may be necessary and within its power to comply with any applicable requirements of the 1933 Securities Act, the 1934 Exchange Act, the BCBCA, the Securities Act and any applicable securities laws or comparable legislation of each of the states of the United States of America and the provinces and territories of Canada and the regulations and rules thereunder and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)	on or before the issuance thereof, use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed or admitted to trading upon issuance on the principal exchange or exchanges on which the Common Shares are then listed or admitted to trading at that time;

(iv)	cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v)	pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the Holder or exercising Holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the Holder of the Rights being transferred or exercised.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Section 3.1(a).

(a)	In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)	declare or pay a dividend on Common Shares payable in Common Shares or Convertible Securities other than pursuant to any Dividend Reinvestment Plan;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

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(iv)	issue any Common Shares, Convertible Securities or other capital share of the Corporation in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(i)	the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other securities) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

(ii)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other securities) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the number of securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any securities other than Common Shares in a transaction of a type described in Section 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1(a) hereof, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to any adjustment required pursuant to Section 3.1(a) hereof. Adjustments pursuant to Section 2.3(a) shall be made successively, whenever an event referred to in Section 2.3(a) occurs.

In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any Common Shares otherwise than in a transaction referred to in this Section 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

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(b)	In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (“equivalent common shares”) or securities convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares or equivalent common shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)	the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the Holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would have been in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares, equivalent common shares, or securities convertible into, or exchangeable or exercisable for Common Shares actually issued upon the exercise of such rights, options or warrants, as the case may be.

For the purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any Dividend Reinvestment Plan or any employee benefit, share option, or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is either (i) at a price per Common Share of not less than 90% of the current market price per Common Share (determined as provided in such plans) of the Common Shares; or (ii) limited to Directors, officers, employees or consultants of or to the Corporation or its Subsidiaries and is part of the Corporation’s regular compensation practices.

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(c)	In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger in which the Corporation is the continuing corporation or an amalgamation) of evidences of indebtedness or assets, including cash (other than a regular period cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), or subscription rights, options or warrants (excluding those referred to in Section 2.3(b)), at a price per Common Share (including, in the case of a Convertible Security with an exercise or conversion price, the price required to be paid to purchase such Convertible Security) that is less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the Holders of Rights), on a per share basis, of the portion of the evidences of indebtedness, cash, assets, subscription rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be readjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)	Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent (1%) in the Exercise Price; provided, however, that any adjustments which by reason of this Section 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or Right. Notwithstanding the first sentence of this Section 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)	three years from the date of the transaction which gives rise to such adjustment; or

(ii)	the Expiration Time.

(e)	In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue securities (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such securities, or Convertible Securities, in a transaction referred to in Sections 2.3(a)(i) or 2.3(a)(iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Section 2.3(a), (b) and (c) in connection with such transaction are not applicable or will not appropriately protect the interests of the Holders of Rights, the Board of Directors acting in good faith may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Section 2.3(a), (b) and (c) such adjustments, rather than the adjustments contemplated by Section 2.3(a), (b) and (c) shall be made. The Corporation and the Rights Agent shall have authority, with such prior approval of the holders of Common Shares or the Holders of Rights as may be required to amend this Agreement in accordance with Section 5.4 hereof, as appropriate to provide for such adjustments.

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(f)	Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)	Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificate theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)	In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the Holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such Holder an appropriate instrument evidencing such Holder’s right to receive such additional Common Shares or other securities upon the occurrence of the event requiring such adjustment.

(i)	Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)	consolidation or subdivision of Common Shares;

(ii)	issuance (wholly or in part for cash) of any Common Share or Convertible Securities;

(iii)	stock dividends; or

(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares shall not be taxable to such Shareholders.

(j)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made at any time after the Separation Time pursuant to this Section 2.3, the Corporation shall promptly:

(i)	file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

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(ii)	give, or cause the Rights Agent to give, notice of the particulars of such adjustment or change to be given to Holders of Rights, provided that failure to file such certificate or cause such notice to be given in the manner set out above, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4	Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Section 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Right Certificates

(a)	The Rights Certificates shall be executed on behalf of the Corporation by any two of its officers or directors, provided that at the time of such execution none of such officer or director, any Affiliate or Associate of such officer or director or any person with whom such officer or director or any such Affiliate or Associate is acting jointly or in concert has commenced or publicly announced an intention to commence a Take-over Bid. The signature of any officers or directors on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers or directors of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)	Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates to the Holders of the Rights pursuant to Section 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange

(a)	After the Separation Time, the Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed Rights Registrar for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided, and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

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After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Section 2.6(c) and the other provisions of this Agreement, the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the Holder or the designated transferee or transferees, as required pursuant to the Holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)	Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the Holder thereof or such Holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)	The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of ownership of a Rights Certificate;

(ii)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(iii)	such security bond and indemnity as may be required by each of them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)	As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

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(d)	Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall entitle the Holder of the Rights to all the benefits of this Agreement equally and proportionately with any and all other Rights duly by the Corporation issued hereunder.

(e)	The Rights Agent will place a stop transfer notation on the Rights Register with respect to any destroyed, lost or stolen Rights Certificate for which a replacement Rights Certificate is issued pursuant to this Section 2.7.

2.8	Persons Deemed Owners of Rights

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption or for registration of transfer or for exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request by the Corporation.

2.10	Agreement of Rights Holders

Every Holder of Rights, by accepting such Rights, becomes a party to this Agreement and for greater certainty is bound by the provisions herein and consents and agrees with the Corporation and the Rights Agent and with every other Holder of Rights that:

(a)	such Holder shall be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

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(d)	such Holder is not entitled and has waived his or her right to receive any fractional Rights or any fractional Common Shares upon exercise of a Right;

(e)	subject to the provisions of Section 5.4, without the approval of any Holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time as provided herein; and

(f)	notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any Holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of a preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11	Rights Certificate Holder Not Deemed a Shareholder

No Holder of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever to be the holder of any Common Shares or any other securities of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the Holder of any Right or Rights Certificate, as such, any of the rights, title, benefits or privileges of a holder of Common Shares or any other shares or securities or assets of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of shares or any other securities of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities or assets of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until such Rights shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS ON FLIP-IN EVENT

3.1	Flip-in Event

(a)	Subject to Section 3.1(b) and Section 5.1, in the event that if prior to the Expiration Time a Flip-in Event occurs, each Right shall constitute, effective from and after the later of its date of issue and at the close of business on the second Trading Day after the Share Acquisition Date (or such longer period as may be required to satisfy the requirements of any applicable securities laws or comparable legislation of each of the states of the United States of America and the provinces and territories of Canada and the regulations and rules thereunder), the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3, without duplication, in the event that after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

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(b)	Notwithstanding anything in this Agreement, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Share Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or with an Associate of an Acquiring Person); or

(ii)	a transferee or other successor in title, direct or indirect, of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), whether or not for consideration, in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement, understanding or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with an Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding Section 3.1(b)(i), shall become null and void without any further action, and any Holder of such Rights (including transferees or other successors in title) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)	From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including all such acts and things as may be required to satisfy the requirements of the BCBCA, Securities Act, the 1933 Securities Act, the 1934 Exchange Act, and any applicable securities laws or comparable legislation of each of the states of the United States of America and the provinces and territories of Canada and the regulations and rules thereunder and any other applicable law, rule or regulation, in connection with the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 3.1(b)(i) or 3.1(b)(ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a Holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such Holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Section 3.1(d) shall be of no effect on the provisions of Section 3.1(b).

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ARTICLE 4

THE RIGHTS AGENT

4.1	General

(a)	The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the Holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more co-rights agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the prior written approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and the Co-Rights Agents shall be as the Corporation may determine, with the written approval of the Rights Agent and the Co-Rights Agents. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and outside counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert or advisor retained by the Rights Agent with the prior approval of the Corporation, not to be unreasonably withheld). The Corporation also agrees to indemnify the Rights Agent and its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, damage, suit or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent, its officers, directors, employees and agents, for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent. The Corporation will inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent. At any time, upon request, the Corporation shall provide to the Rights Agent an incumbency certificate with respect to the then current directors and officers of the Corporation.

(b)	The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares or any Rights Certificate, or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)	In the event of any disagreement arising regarding the terms of this Agreement, the Rights Agent shall be entitled, at its option, to refuse to comply with any and all demands whatsoever related to such disagreement, until the dispute is settled either by written agreement amongst the parties to this Agreement or by a court of competent jurisdiction.

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(d)	Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) lost profits, or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(e)	Other than liability due to its own gross negligence, bad faith or willful misconduct, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Company to the Rights Agent under this Agreement in the twelve (12) months immediately prior to the Rights Agent receiving the first notice of the claim.

4.2	Merger or Amalgamation or Change of Name of Rights Agent

(a)	Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time, any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)	If, at any time, the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if, at that time, any of the Rights Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the Holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	the Rights Agent may consult with and retain legal counsel and such other experts as it reasonably considers necessary to perform its duties hereunder, and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also with the approval of the Corporation (which approval shall not be unreasonably withheld), retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Corporation’s expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert or advisor;

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(b)	whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be an officer or a director of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder for its own gross negligence, bad faith or willful misconduct;

(d)	the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)	the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)	the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments, notices and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)	the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be an officer or director of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. All such instruction shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions will be confirmed in writing as soon as is reasonably practicable after the giving of such instructions;

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(h)	the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement and nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i)	the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in good faith in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to the transfer agent of Common Shares by registered or certified mail, and to the Holders of the Rights in accordance with Section 5.7 at the Corporation’s expense. The Corporation may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to the transfer agent of the Common Shares by registered or certified mail, and to the Holders of the Rights in accordance with Section 5.7. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the Holder of any Rights (which Holder shall, with such notice, submit such Holder’s Rights Certificate for inspection by the Corporation), then the resigning Rights Agent or the Holder of any Rights, may apply to a court of competent jurisdiction for the appointment of a new Rights Agent, at the Corporation’s expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a company incorporated under the laws of the United States or a state thereof or a company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a rights agent in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses, owed by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail or cause to be mailed a notice thereof in writing to the Holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

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4.5	Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act would reasonably be expected to cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, provided that the Rights Agent promptly notifies the Corporation of such determination together with the reasons therefor in accordance with Section 5.7. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in noncompliance with any applicable anti-money laundering or antiterrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Corporation, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction, acting reasonably, within such 10-day period, then such resignation shall not be effective.

4.6	Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action in connection with this Agreement that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

4.7	Liability

Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority; (ii) lost profits; or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages. No provision contained in this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers under this Agreement. Notwithstanding any other provision of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Corporation to the Rights Agent under this Agreement in the 12 months immediately prior to the Rights Agent receiving the first notice of the claim.

ARTICLE 5

MISCELLANEOUS

5.1	Redemption and Waiver

(a)	The Directors acting in good faith may, at any time prior to the provisions of Section 3.1 becoming effective as a result of the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to a particular Flip-in Event that would result from a Take-over Bid made by way of take-over bid circular to all holders of record of Common Shares (which for greater certainty shall not include the circumstances described in Section 5.1(h)); provided that if the Directors waive the application of Section 3.1 to such a Flip-in Event pursuant to this Section 5.1(a), the Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of record of Common Shares which is made prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Section 5.1(a). If the Directors propose such a waiver, the Directors may extend the Separation Time to a date after but not more than 10 Business Days after the meeting of Shareholders called to approve such waiver.

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(b)	Subject to the prior consent of the holders of the Common Shares or the Rights given in the manner set forth in Section 5.4(b) or 5.4(c), the Directors acting in good faith may, at any time prior to the provisions of Section 3.1 becoming effective as a result of the occurrence of a Flip-in Event or prior to the waiver of the application of Section 3.1 pursuant to the provisions of this Section 5.1, as the case may be, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(c)	Where, pursuant to a Permitted Bid, or a Competing Permitted Bid or an Exempt Acquisition, a Person acquires outstanding Common Shares, other than Common Shares Beneficially Owned by such Person at the date of the Permitted Bid, the Competing Permitted Bid or the Exempt Acquisition, then the Directors shall immediately upon the consummation of such acquisition (that is, on the day that such Person takes up and pays for the Common Shares under the applicable bid or acquisition) without further formality and without any approval under Section 5.4(b) or 5.4(c) be deemed to have elected to redeem the Rights at the Redemption Price.

(d)	Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e)	If the Directors are deemed under Section 5.1(c) to have elected, or elect under either of Section 5.1(b) or 5.1(d), to redeem the Rights, upon receipt of the required approval of Shareholders, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the Holders of Rights shall be to receive the Redemption Price.

(f)	Within 10 Business Days after receipt of the required approval of Shareholders in respect of any matter for which the Directors are deemed under Section 5.1(c) to have elected, or elect under Section 5.1(b) or 5.1(d) to redeem the Rights, the Corporation shall give notice of redemption to the Holders of the then outstanding Rights by mailing such notice to each such Holder at its last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner provided herein shall be deemed given, whether or not the Holder receives the notice. Each notice of redemption will state the method by which the payment of the Redemption Price will be made. If the Redemption Price payable to any Holder of Rights includes a fraction of a cent, such Redemption Price shall be rounded down to the nearest cent.

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(g)	Upon the Rights being redeemed pursuant to Section 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder, and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred and the Rights shall remain attached to the outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.

(h)	The Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Directors have determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Directors, such Share Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Section 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Directors or such earlier or later date as the Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Common Shares so that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

(i)	The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Directors under this Section 5.1.

5.2	Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1(a) of this Agreement.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)	The Corporation may from time to time supplement or amend this Agreement without the approval of the holders of Rights or Voting Shares, to correct any clerical or typographical error or as required to maintain the validity or effectiveness of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

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(b)	Subject to Section 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the Holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the Constating Documents.

(c)	Subject to Section 5.4(a), the Corporation may, with the prior consent of the Holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the Holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of a majority of the votes cast by the Holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to the provisions hereof) present or represented at and entitled to be voted at a meeting of the holders duly called and held in compliance with applicable laws and the Constating Documents.

(d)	For the purposes hereof, each outstanding Right (other than Rights which are null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those provided for in the Constating Documents with respect to meetings of shareholders of the Corporation, modified appropriately.

(e)	Any amendment made by the Corporation to this Agreement pursuant to Section 5.4(a), other than any amendment to correct any clerical or typographical error, shall:

(i)	if made before the Separation Time, be submitted to the Shareholders of the Corporation at the next meeting of Shareholders and the Shareholders may, by the majority referred to in Section 5.4(b), confirm or reject such amendment;

(ii)	if made after the Separation Time, be submitted to the Holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of Shareholders and the Holders of Rights may, by resolution passed by the majority referred to in Section 5.4(c), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the Shareholders of the Corporation or the Holders of Rights or is not submitted to the Shareholders of the Corporation or Holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of Holders of Rights that should have been but was not held, and no subsequent resolution of the Board Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the Shareholders or Holders of Rights as the case may be.

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(f)	The Corporation shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to or of this Agreement pursuant to this Section 5.4 within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.

(g)	Any supplement, amendment, deletion, variation or rescission to this Agreement shall be subject to the receipt of any requisite approvals or consents from any applicable regulatory authority including any necessary approvals of any stock exchanges on which the on which the Common Shares are listed for trading.

5.5	Fractional Rights and Fractional Common Shares

(a)	The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall, subject to Section 3.1(b), deliver Rights Certificates representing the number of Rights to which each Holder is entitled, rounded down to the nearest whole Right and shall not be required to deliver any certificate or cash in lieu thereof in respect of any fractions of Rights.

(b)	Share Certificates for Common Shares shall only be issued upon written request to the Corporation and the Corporation shall not be required in any circumstances to issue fractional Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered Holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share. The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares unless and until the Corporation shall have provided to the Rights Agent the amount of funds to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

5.6	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective Holders of the Rights. Any Holder of Rights, without the consent of the Rights Agent or of the Holder of any other Rights, may, on such Holder’s own behalf and for such Holder’s own benefit and the benefit of other Holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such Holder’s right to exercise such Holder’s Rights, or Rights to which such Holder is entitled, in the manner provided in such Holder’s Rights and in this Agreement. Without limiting the foregoing or any remedies available to the Holders of Rights, it is specifically acknowledged that the Holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

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5.7	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including any necessary approvals of any stock exchange on which the Common Shares are listed for trading.

5.8	Declaration as to Non-U.S. or Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside the United States or Canada, the Board of Directors acting in good faith shall take such actions as they may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than the United States or Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes. The Rights Agent shall be entitled to rely upon the last address as it appears on the register of the Rights or, prior to and including the Separation Time, on the register of the transfer agent for the Voting Shares to determine whether a Person is a citizen, resident or national of any jurisdiction other than the United States or Canada for the purpose of this Section 5.8.

5.9	Notices

(a)	Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the Holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by registered or certified mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

BITZERO HOLDINGS INC.

1100 One Bentall Centre, 505 Burrard Street, Box 11

Vancouver, BC V7X 1M5

Attention: Mohammed Bakhashwain, Chief Executive Officer and Director

Email: Mohammed@bitzero.com

(b)	Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by a Holder of Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid, addressed (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Odyssey Trust Company
323 – 409 Granville Street

Vancouver, BC V6C 1T2

Attention: Director, Client Services

Email: Clients@odysseytrust.com

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(c)	Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the Holder of Rights shall be sufficiently given or made if delivered or sent by registered or certified mail, postage prepaid, addressed to such Holder at the address of such Holder as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the Holder receives the notice.

(d)	Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10	Costs of Enforcement

The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the Holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such Holder in actions to enforce his or her rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the Holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the Holders of the Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.14	Severability

If any Section, Article, term or provision hereof or the application thereof to any circumstance or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, Article, term, provision or right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, Articles, terms and provisions hereof or rights hereunder in such jurisdiction or the application of such Section, Article, term or provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

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5.15	Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date.

5.16	Reconfirmation

This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such reconfirmation at every third annual meeting of the Corporation. If the Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the applicable annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(a) or 5.1(h) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board Directors, in good faith, for the purposes of this Agreement shall not subject the Board of Directors or any Director of the Corporation to any liability to the Holders of the Rights.

5.18	Rights of Board of Directors and the Corporation

Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares reject or accept any Take-over Bid or take any other action (including the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the holders of the Voting Shares with respect to any Take-over Bid or otherwise) that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.19	Time of the Essence

Time shall be of the essence in this Agreement.

5.20	Force Majeure

Neither party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental or regulatory action, earthquakes, or any other similar extreme causes in each case affecting the general population (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures which in each case affect the general population). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is properly excusable under this Section, but such extension is not cumulative and shall not apply in circumstances where performance was not due at the relevant time.

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5.21	Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BITZERO HOLDINGS INC.

Per:
Name: Mohammed Bakhashwain
Title: Chief Executive Officer and Director

ODYSSEY TRUST COMPANY

Per:
Name: Arlene Agnew
Title: Director, Client Services

EXHIBIT A – FORM OF RIGHTS CERTIFICATE

BITZERO HOLDINGS INC.

Certificate No. _________________	___________________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS ASSOCIATES OR AFFILIATES (AS SUCH TERMS ARE DEFINED IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM, MAY BECOME VOID, WITHOUT ANY FURTHER ACTION.

This certifies that _____________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated October [●], 2025, as the same may be amended or supplemented from time to time (the “Shareholder Rights Agreement”), between Bitzero Holdings Inc., a company incorporated under the laws of the Province of British Columbia (the “Corporation”) and Odyssey Trust Company, a company incorporated under the laws Alberta (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid and non-assessable common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in Vancouver, British Columbia.

The Exercise Price shall initially be [ * ] per Common Share as at the Separation Time and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement. In certain circumstances described in the Shareholder Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Shareholder Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights. Copies of the Shareholder Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights entitling the holder purchase a like aggregate number of Common Share as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.00001 per Right, rounded town to the nearest whole cent for each holder of Rights.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a payment by cheque will be made, as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Shareholder Rights Agreement), or to receive dividends, distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

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This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date: __________________

BITZERO HOLDINGS INC.

Per:
Name: Mohammed Bakhashwain
Title: Chief Executive Officer and Director

ODYSSEY TRUST COMPANY

Per:
Name: Arlene Agnew
Title: Director, Client Services

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:        ODYSSEY TRUST COMPANY

AND TO:         BITZERO HOLDINGS INC.

The undersigned hereby irrevocably elects to exercise ________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:	Signature:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature Guaranteed: Signature must be guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company or a member of a recognized Medallion Signature Guarantee Program.

CERTIFICATE

(To be completed if true)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of the Corporation, the Rights Agent and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Dated:	Signature:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature Guaranteed: Signature must be guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company or a member of a recognized Medallion Signature Guarantee Program.

NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (all capitalized terms are used as defined in the Shareholder Rights Plan Agreement) and accordingly such Rights shall be null and void.

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED ________________________hereby sells, assigns and transfers unto ____________________________________________________

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ___________________________________, as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated:	Signature:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature Guaranteed: Signature must be guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company or a member of a recognized Medallion Signature Guarantee Program.

CERTIFICATE

(To be completed if true)

The undersigned hereby represents, for the benefit of the Corporation, the Rights Agent and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Dated:	Signature:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature Guaranteed: Signature must be guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company or a member of a recognized Medallion Signature Guarantee Program.